Form 20-F
period 2022-12-31
GH Research PLC
filed 2023-03-09
CIK 1855129

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2022
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number: 001-40530

GH Research PLC
(Exact name of Registrant as specified in its charter)

Ireland
(Jurisdiction of incorporation or organization)

Joshua Dawson House
Dawson Street
Dublin 2
D02 RY95
Ireland
(Address of principal executive offices)

Theis Terwey, PD Dr. med.
Chief Executive Officer
Joshua Dawson House
Dawson Street
Dublin 2
D02 RY95
Ireland
+353 1 437 8334
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Copies to:

Deanna L. Kirkpatrick
Yasin Keshvargar
Davis Polk & Wardwell LLP
450 Lexington Avenue
New York, NY 10017
(212) 450-4000

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Ordinary shares, nominal value $0.025 per share	GHRS	The Nasdaq Stock Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act:
None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

Title of Class	Number of Shares Outstanding
Ordinary shares	52,020,849

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
Yes ☒          No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter during the preceding 12 months (or for such shorter period that the registrant was required to submit such files):
Yes ☒          No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large Accelerated Filer ☐	Accelerated Filer ☒	Non-accelerated Filer ☐
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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.  ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

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

Prior to our initial public offering and the related Corporate Reorganization, we conducted our business through GH Research Ireland Limited, and therefore certain historical financial statements present the results of operations of GH Research Ireland Limited. Our subsidiary, GH Research Ireland Limited, historically maintained, and as our subsidiary continues to maintain, books and records in euro, and as a result those certain historical financial statements for any periods prior to our initial public offering and the related Corporate Reorganization present financial information which had been converted to U.S. dollars. For any periods subsequent to our initial public offering and the related Corporate Reorganization, our financial statements are prepared on a consolidated basis and present the consolidated results of operations of GH Research PLC and our subsidiary, GH Research Ireland Limited.

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

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report contains statements that constitute forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act, and Section 27A of the Securities Act of 1933, as amended, or the Securities Act. All statements other than statements of historical facts contained in this Annual Report, including statements regarding our future results of operations and financial position, business strategy, product candidates, research pipeline, ongoing and planned preclinical studies and clinical trials, regulatory submissions and approvals, research and development costs, timing and likelihood of success, as well as plans and objectives of management for future operations are forward-looking statements. Many of the forward-looking statements contained in this Annual Report can be identified by the use of forward-looking words such as “anticipate,” “believe,” “could,” “expect,” “should,” “plan,” “intend,” “estimate,” “will” and “potential,” among others.

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

•	our expectations regarding the size of the eligible patient populations for our GH001, GH002 and GH003 product candidates, if approved for commercial use;

•	our ability to identify third-party clinical trial sites to conduct trials and our ability to identify and train appropriately qualified therapists to administer our investigational therapy;

•
the effect of the COVID-19 pandemic on aspects of our business or operations, including delays in the regulatory approval process, contracting with clinical trial sites and engaging in clinical trials;

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

•
the effects of undesirable clinical trial outcomes and potential adverse public perception regarding the use of mebufotenin (5-methoxy-N,N-dimethyltryptamine, or 5-MeO-DMT) and psychedelics generally on the regulatory approval process and future development of our product;

•	the pricing, coverage and reimbursement of our GH001, GH002 and GH003 product candidates, if approved;

•	the scalability and commercial viability of our manufacturing methods and processes;

•	the rate and degree of market acceptance and clinical utility of our GH001, GH002 and GH003 product candidates;

•	our reliance on third-party suppliers for our nonclinical study and clinical trial drug substance and product candidate supplies, as well as key raw materials used in our manufacturing processes;

•	our ability to establish or maintain collaborations or strategic relationships or obtain additional funding;

•	our expectations regarding potential benefits of our GH001, GH002 and GH003 product candidates and our approach generally;

•	our expectations around regulatory development paths and with respect to Controlled Substances Act, or CSA, classification;

•
the scope of protection we and any current or future licensors or collaboration partners are able to establish and maintain for intellectual property rights covering our GH001, GH002 and GH003 product candidates;

•	our ability to operate our business without infringing, misappropriating, or otherwise violating the intellectual property rights and proprietary technology of third parties;

•	our ability to protect our intellectual property rights, including enforcing and defending intellectual property-related claims;

•	regulatory developments in the United States, under the laws and regulations of the European Union and other jurisdictions;

•	developments and projections relating to our competitors and our industry;

•	our ability to remediate our material weaknesses in our internal control over financial reporting;

•	the amount of time that our existing cash will be sufficient to fund our operations and capital expenditures;

•	our estimates regarding expenses, capital requirements and needs for additional financing;

•	our ability to effectively manage our anticipated growth;

•	our ability to attract and retain qualified employees and key personnel;

•	whether we are classified as a passive foreign investment company for current and future periods;

•	our expectations regarding the time during which we will be an emerging growth company under the Jumpstart our Business Startups Act of 2012, or the JOBS Act, and as a foreign private issuer;

•	the future trading price of the ordinary shares and impact of securities analysts’ reports on these prices; and

•	other risks and uncertainties, including those listed under “Item 3. Key Information—D. Risk Factors.”

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

v

SERVICE OF PROCESS AND ENFORCEMENT OF LIABILITIES

We are organized under the laws of Ireland and our registered address is in Dublin, Ireland. In addition, all members of our Board of Directors, and all of our officers, as well as certain experts named herein, reside outside the United States. As a result, it may be difficult for investors to effect service of process within the United States upon us or such other persons residing outside the United States, or to enforce outside the United States judgments obtained against such persons in U.S. courts in any action, including actions predicated upon the civil liability provisions of the U.S. federal securities laws. In addition, it may be difficult for investors to enforce, in original actions brought in courts in jurisdictions located outside the United States, rights predicated upon the U.S. federal securities laws.

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

•
GH001, GH002 and GH003 are investigational mebufotenin (5-methoxy-N,N-dimethyltryptamine, or 5-MeO-DMT) therapies based on a novel technology, which makes it difficult to predict the time and cost of development and of subsequently obtaining regulatory approval. To our knowledge, no such therapies have been approved in the United States nor the European Union for commercialization;

•
Clinical development involves a lengthy, complex and expensive process, with an uncertain outcome. The outcome of nonclinical testing and early clinical trials may not be predictive of the success of later clinical trials, and the results of our currently completed clinical trials, which to date have only been conducted in the Netherlands, and of our ongoing and future clinical trials, may not satisfy the requirements of the FDA, EMA or other comparable foreign regulatory authorities;

•
Our product candidates may cause undesirable side effects or have other properties that could delay or prevent their regulatory approval, limit their commercial potential or result in significant negative consequences following regulatory approval, if obtained;

•
GH001, GH002 and GH003, and any future product candidates we may develop, are subject to controlled substance laws and regulations in the territories where the product will be marketed, such as the United States, the European Union, the United Kingdom and the rest of Europe, as well as the UN international drug control treaties, and failure to comply with these laws and regulations, or the cost of compliance with these laws and regulations, may adversely affect the results of our business operations, both during clinical development and post-approval, and our financial condition. In addition, during the review process of GH001, GH002 and GH003, and prior to approval, the FDA, EMA and/or other comparable foreign regulatory authorities may require additional data, including with respect to whether GH001, GH002 or GH003 has abuse or misuse potential. This may delay approval and any potential rescheduling process;

•
Mebufotenin is currently classified as a Schedule I drug in the United States and any product containing this substance, such as GH001, GH002 and GH003, must be rescheduled to be marketed. There can be no assurance that the Drug Enforcement Administration, or DEA, will make a favorable scheduling decision. Even assuming categorization as a Schedule II or lower controlled substance (i.e., Schedule III, IV or V) at the federal level, such substances would also require scheduling determinations under state laws and regulations;

•	The potential reclassification of mebufotenin in the United States could create additional regulatory burdens on our operations and negatively affect our results of operations;

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

•
We have identified material weaknesses in our internal control over financial reporting in connection with the preparation and review of our financial statements for the years ended December 31, 2020, 2021 and 2022 and we may identify additional material weaknesses. If our remediation of these material weaknesses is not effective, or if we experience additional material weaknesses or otherwise fail to maintain an effective system of internal controls in the future, our ability to accurately or timely report our financial condition or results of operations may be adversely affected; and

•
We believe that we were a passive foreign investment company, or a PFIC, for our 2022 taxable year, and we anticipate that we will likely be a PFIC in 2023 and potentially also in future years, which could subject U.S. investors in our ordinary shares to significant adverse U.S. federal income tax consequences.

Risks Related to Our Financial Position and Need for Additional Capital

We are a clinical-stage biopharmaceutical company and we have incurred significant losses since our inception. We expect that we will continue to incur significant losses for the foreseeable future.

Investment in biopharmaceutical product development is highly speculative because it entails substantial upfront capital expenditures and significant risk that any potential product candidate will fail to demonstrate adequate effect or an acceptable safety profile, gain regulatory approval or become commercially viable. We have no products approved for commercial sale and have not generated any revenue to date, and we will continue to incur significant research and development and other expenses related to our clinical development and ongoing operations. As a result, we are not profitable and have incurred losses in each period since our inception. Since our inception, we have devoted substantially all of our financial resources and efforts to research and development, including nonclinical studies, technical development and our clinical trials. Our financial condition and operating results, including net losses, may fluctuate significantly from quarter to quarter and year to year. Accordingly, you should not rely upon the results of any quarterly or annual periods as indications of future operating performance. Additionally, net losses and negative cash flows have had, and will continue to have, an adverse effect on our shareholders’ (deficit)/equity and working capital. Our net losses were $22.5 million and $9.2 million for the years ended December 31, 2022 and 2021. As of December 31, 2022, we had an accumulated deficit of $32.5 million. We expect to continue to incur significant losses for the foreseeable future, and we expect these losses to increase as we continue our research and development of, and seek regulatory approvals for, our product candidates in our initial and any additional indications as well as for other product candidates.

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

We expect to spend substantial amounts to continue the technical, nonclinical and clinical development of our current and future programs. If we are able to gain marketing approval for product candidates that we develop, including any indication for which we are developing or may develop our GH001, GH002 and GH003 product candidates, we may require additional amounts of cash in order to launch and commercialize such product candidates and the medical devices required to deliver such product candidates to the extent that such launch and commercialization is not the responsibility of a future collaborator that we may contract with in the future. In addition, other unanticipated costs may arise in the course of our development efforts. Because the design and outcome of our planned and anticipated clinical trials is highly uncertain, we cannot reasonably estimate the actual amounts necessary to successfully complete the development and commercialization of any product candidates we develop, and changing circumstances, some of which may be beyond our control, such as rising inflation and interest rates, could cause us to consume capital significantly faster than we currently anticipate, and we may need to seek additional funds sooner than planned.

Our future capital requirements depend on many factors, including:

•
the scope, progress, results and costs of researching and developing our GH001, GH002 and GH003 product candidates, additional mebufotenin (5-methoxy-N,N-dimethyltryptamine, or 5-MeO-DMT) delivery approaches and the medical devices required to deliver these therapies for our initial and any additional indications, as well as other product candidates we may develop;

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

We expect our expenses to increase in connection with our planned operations. Until such time, if ever, that we can generate substantial product revenues, we expect to finance our cash needs through a combination of public or private equity offerings, debt financings, convertible debt financings, strategic collaborations and licensing arrangements. In addition, we may seek additional capital due to favorable market conditions or strategic considerations, even if we believe that we have sufficient funds for our current or future operating plans.

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

We are a clinical-stage biopharmaceutical company with a very limited operating history, focused on novel therapies which may be able to induce ultra-rapid and durable remissions in patients with depression and in other indications within our focus area of psychiatric and neurological disorders. We commenced operations in 2018, have no products approved for commercial sale, and have not generated any revenue from product sales. Drug development is a highly uncertain undertaking and involves a substantial degree of risk. The results of clinical trials with smaller sample sizes and shorter follow-up, such as our completed Phase 1 clinical trial in 22 healthy volunteers (GH001-HV-101), our completed Phase 1/2 clinical trial in 16 patients with Treatment-Resistant Depression, or TRD (GH001-TRD-102), both with seven days follow-up, our completed Phase 1 clinical trial in 46 healthy volunteers (GH001-HV-103) with thirty days follow-up, or our recently initiated Phase 2a proof-of-concept clinical trial of GH001 for the treatment of patients with bipolar II disorder, or BDII, and a current depressive episode (GH001-BD-202) and for the treatment of patients with postpartum depression, or PPD (GH001-PPD-203), can each be disproportionately influenced by various biases associated with the conduct of small, short-term clinical trials, such as the potential failure of the smaller sample size to accurately depict the features of the broader patient population, and the potential failure of shorter studies to accurately depict long-term safety and efficacy results, which limits the ability to generalize the results, thus making the clinical trial results less reliable than clinical trials with a larger number of patients and longer follow-up. As a result, there may be less certainty that such product candidate would achieve a statistically significant effect in any future clinical trials. If we conduct any future clinical trials of GH001, we may not achieve a statistically significant result or the same level of statistical significance, if any, that we might have anticipated based on the results observed in our initial Phase 1 and Phase 1/2 clinical trials. To date, our completed clinical trials have been conducted only in the Netherlands, and we have not completed clinical trials for any product candidate other than GH001, not initiated nor completed a pivotal clinical trial, obtained marketing approval for any product candidates, manufactured a commercial scale product or arranged for a third party to do so on our behalf, or conducted sales and marketing activities necessary for successful product commercialization. Our short operating history as a company makes any assessment of our future success and viability subject to significant uncertainty. We will encounter risks and difficulties frequently experienced by early-stage biopharmaceutical companies in rapidly evolving fields, and we have not yet demonstrated an ability to successfully overcome such risks and difficulties. If we do not address these risks and difficulties successfully, our business will suffer.

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

We currently have two product candidates in clinical development and one product candidate in preclinical development. The development of these programs and product candidates, of the medical devices required to deliver these product candidates and of any potential future programs and product candidates require significant capital investment. Due to the significant resources required for the development of our programs and product candidates, we must focus our programs and product candidates on specific diseases and disease pathways and decide which product candidates to pursue and advance and the amount of resources to allocate to each. Our drug development strategy is to clinically test and seek regulatory approval for our product candidates in indications in which we believe there is the most evidence that we will be able to efficiently generate proof-of-concept data. We then intend to expand to clinical testing and seek regulatory approvals in other psychiatric and neurological disorders. However, even if our product candidates are able to gain regulatory approval in one indication, there is no guarantee that we will be able to expand to other indications, and we may expend significant resources in seeking such approvals.

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

Failure of the U.S. federal government to manage its fiscal matters or to raise or further suspend the debt ceiling may expose us to increased financial and operational risk.

On January 19, 2023, the U.S. federal government reached its limit on the level of federal debt that it can have outstanding, often referred to as the debt ceiling, and currently faces risk of defaulting on its debt. This risk has caused the U.S. Department of the Treasury, or the U.S. Treasury, to take extraordinary measures to avoid default. However, the U.S. Treasury expects to exhaust these measures by early June 2023, and if U.S. lawmakers do not pass legislation to raise the debt ceiling by such time, it is possible that the U.S. could default on its debt obligations. If the U.S. federal government is unable to reach agreement regarding raising the statutory ceiling, in a timely manner or at all, this may have negative consequences for the Company. Potential impacts to our business may include:

•	devaluation in U.S. government bond investments held by the Company;
•	inability to access capital markets, or increased difficulty in doing so; or
•
government shutdown, or reduced operation, of agencies such as the FDA, which could impede our ability to progress our planned investigational new drug application, or IND, and/or other U.S. operations.

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

The majority of our operating expenses are paid in euro and pound sterling. Further potential future revenue may be derived from abroad, particularly from the United States. As a result, our business and the price of our ordinary shares may be affected by fluctuations in foreign exchange rates between the euro, the U.S. dollar and the pound sterling, which may also have a significant impact on our results of operations and cash flows from period to period. Currently, we do not have any exchange rate hedging arrangements in place. See note 18 in the notes to our consolidated financial statements appearing elsewhere in this Annual Report for a description of foreign exchange risks.

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

We have broad discretion over the use of our cash, cash equivalents and marketable securities, and may not use them effectively.

Our management has broad discretion to use our cash, cash equivalents and marketable securities to fund our operations and could spend these funds in ways that do not improve our results of operations or enhance the value of our ordinary shares. The failure by our management to apply these funds effectively could result in financial losses that could have a material adverse effect on our business, cause the price of our ordinary shares to decline and delay the development of our product candidates. Pending our use to fund operations, we may invest our cash, cash equivalents and marketable securities in a manner that does not produce income or that loses value.

Risks Related to Research and Development and the Biopharmaceutical Industry

Drug and drug-device combination product development is a highly uncertain undertaking and involves a substantial degree of risk.

We have no products approved for commercial sale. To generate revenues from the sales of any approved products that are significant or large enough to achieve profitability, we must succeed, either alone or with third parties, in developing, obtaining regulatory approval for, manufacturing and marketing therapies with significant commercial success. Our ability to generate revenue and achieve profitability depends on many factors, including:

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

•
successfully getting our product candidates rescheduled under the federal Comprehensive Drug Abuse Prevention and Control Act of 1970, also known as the Controlled Substances Act, or CSA, and comparable state laws by the Drug Enforcement Administration, or DEA, and other applicable regulatory agencies inside and outside the United States;

•
launching and successfully commercializing product candidates and the medical devices required to deliver these product candidates for which we obtain regulatory approval, either by collaborating with a partner or, if launched independently, by establishing a sales, marketing and distribution infrastructure;

•	obtaining and maintaining an adequate price for our product candidates and devices in the countries where our products are commercialized;

•	obtaining adequate reimbursement for our product candidates and medical devices from payors;

•	obtaining market acceptance of our product candidates as viable treatment options;

•	addressing any competing technological and market developments;

•	receiving milestone and other payments under any future collaboration arrangements;

•	maintaining, protecting, expanding and enforcing our portfolio of intellectual property rights, including patents, trade secrets and know-how;

•	attracting, hiring and retaining qualified personnel; and

•	complying with laws and regulations, including laws applicable to controlled substances, data privacy and pre-commercial activities.

Because of the numerous risks and uncertainties associated with drug and drug-device combination product development, we are unable to predict the timing or amount of our expenses, or when we will be able to generate any meaningful revenue or achieve or maintain profitability, if ever.

GH001, GH002 and GH003 are investigational mebufotenin (5-methoxy-N,N-dimethyltryptamine, or 5-MeO-DMT) therapies based on a novel technology, which makes it difficult to predict the time and cost of development and of subsequently obtaining regulatory approval. To our knowledge, no such therapies have been approved in the United States nor the European Union for commercialization.

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

In addition, the product specifications and the clinical trial requirements of the FDA, the European Commission, the EMA, and other regulatory authorities and the criteria these regulators use to determine the safety and efficacy of a product candidate vary substantially according to the type, complexity, novelty and intended use and market of such product candidate. The regulatory approval process for novel product candidates such as ours is unclear and can be more expensive and take longer than for other, better known or more extensively studied therapies. For example, because our GH001, GH002 and GH003 product candidates contain mebufotenin, which is categorized as a Schedule I controlled substance under the CSA, a Schedule 1 drug under the United Kingdom’s Misuse of Drugs Regulations 2001, and is similarly categorized by most states, foreign governments and the UN Convention on Psychotropic Substances, 1971, the development towards regulatory approval of GH001, GH002 and GH003 is especially challenging and uncertain. The high technical complexity of the development of drug-device combination products further increases risks and uncertainties towards regulatory approval of our product candidates. This risk and uncertainty is particularly high in the area of drug-device combination products for inhaled delivery of the drug component, such as with GH001. In the past, drug-device combination products have experienced significant delays due to technical challenges faced in achieving the tight technical performance specifications required for regulatory approval, or due to specific adverse events associated with inhaled delivery. We anticipate that GH001 and the device required to deliver GH001 will require significant additional development work to allow regulatory approval. It is uncertain whether this development work will be successful. A similar context and similar risks apply to our GH002 and GH003 product candidates. To our knowledge, no mebufotenin therapies have received FDA approval nor received marketing authorization from the European Commission. As a result, it is difficult to determine how long it will take or how much it will cost to obtain regulatory approvals for GH001, GH002 and GH003 in either the United States or the European Union. Approvals by the European Commission may not be indicative of what the FDA may require for approval and vice versa.

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

Before we can generate any revenue from sales of GH001, GH002, GH003 or any other approved product, we must undertake additional technical, nonclinical and clinical development, regulatory review and approval in one or more jurisdictions for the product candidates and the medical devices required to deliver these product candidates. To date, our completed clinical trials have been conducted exclusively in the Netherlands.  We plan to pursue clinical trials in multiple European countries, Canada and the United States for all of our clinical programs. In November 2022, we announced that we submitted clinical trial applications in several European countries for a multi-center, randomized, double-blind, placebo-controlled Phase 2b trial of GH001 in TRD (GH001-TRD-201), and in January 2023, we announced that we expect to submit an IND to the FDA for GH001 in TRD in the third quarter of  2023. We do not expect that we need to submit separate Investigational Device Exemption applications, or IDEs, or other comparable applications, with the FDA, EMA or other comparable foreign regulatory authorities for the medical devices, including our proprietary aerosol delivery device, that we use to deliver our product candidates, and we have not done so, though there can be no assurance that IDEs or comparable applications will not be necessary in the future. If the FDA, EMA or another comparable foreign regulatory authority were to conclude that any such medical device requires an IDE submission or a comparable application, it could delay or prevent us from utilizing such medical device in future trials. Even if we were to submit an IDE or a comparable application for the medical device, the FDA, EMA or other comparable foreign regulatory authorities may not grant necessary approvals requested by us in a timely manner, or at all. In addition, if one or more of our product candidates are approved, we must ensure access to sufficient commercial manufacturing capacity for the product candidates and the medical devices required to deliver these product candidates and conduct significant marketing efforts in connection with any commercial launch, as well as obtaining pricing and reimbursement authorizations in individual European and other countries. These efforts will require substantial investment, and we may not have the financial resources to continue development of our product candidates or commercialization of any products.

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

•
delays in submitting INDs (or IDEs, if applicable) in the United States or comparable foreign applications or delays or failure in obtaining the necessary approvals from regulators or institutional review boards, or IRBs, to commence a clinical trial, including Schedule I research protocols required by the DEA, or a suspension or termination of a clinical trial once commenced;

•
if the FDA, EMA or other comparable foreign regulatory authorities do not find the earlier technical, nonclinical and clinical trial work sufficient, then we may need to conduct additional technical development work or nonclinical or clinical trials beyond what we currently have planned, before we can initiate further clinical studies. Any significant technical development, nonclinical or clinical trial delays could also shorten any periods during which we may have the exclusive right to commercialize our drug candidates and medical devices or allow our competitors to bring products to market before we do and impair our ability to successfully commercialize our drug candidates and medical devices and may harm our business and results of operations;

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

•
delays in contracting with clinical trial sites or enrolling subjects in clinical trials, including, due to the COVID-19 pandemic, the inability to identify clinical trial sites willing to host our clinical trials and the required scheduled drug DEA researcher registration and Schedule I research protocol in the United States and similar licenses in other jurisdictions to be obtained and maintained by our clinical investigators;

•	delays or interruptions in the supply of materials necessary for the conduct of our clinical trials;

•	regulators, IRBs or ethics committees may not authorize us or our investigators to commence a clinical trial or conduct a clinical trial at a prospective trial site;

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

•
our third-party contractors for nonclinical studies or clinical trials may fail to comply with regulatory requirements or meet their contractual obligations to us in a timely manner, or at all, or may deviate from the clinical trial protocol or take actions that could cause clinical trial sites or clinical investigators to drop out of the trial, which may require that we add new clinical trial sites or investigators;

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

•
we may elect to, or regulators, IRBs, Data Safety Monitoring Boards, or DSMBs, or ethics committees may require that we or our investigators suspend or terminate clinical research or trials for various reasons, including non-compliance with regulatory requirements or a finding that the participants are being exposed to unacceptable health risks;

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

•
if the DEA, or any state or other jurisdiction, delays rescheduling or fails to reschedule mebufotenin (5-methoxy-N,N-dimethyltryptamine, or 5-MeO-DMT) to Schedule II, III, IV or V, or delays classifying or fails to classify our product candidates to Schedule II, III, IV or V;

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

GH001 is designed to deliver mebufotenin (5-methoxy-N,N-dimethyltryptamine, or 5-MeO-DMT) to the patient via inhalation of an aerosol into the lungs. This aerosol is defined by specific properties to be pharmaceutically acceptable, such as its purity, and to achieve efficient uptake of mebufotenin into the systemic circulation, such as its particle size distribution. The generation of this mebufotenin aerosol requires a drug product and a device with specific performance characteristics and properties, and it is therefore anticipated that GH001 and the specific device will be considered a drug-device combination product by the FDA, EMA or other comparable foreign regulatory authorities. It is also anticipated that GH003, together with its respective administration device, will be regulated as drug-device combination product by the FDA, EMA or other comparable foreign regulatory authorities. However, for GH002, which is our intravenous mebufotenin formulation, such classification will depend on our final choice for its commercial presentation. Products that are considered to be drug-device combination products will require review and coordination by the drug and device centers within the FDA, EMA or other comparable foreign regulatory authorities prior to initiation of clinical trials and prior to marketing approval, which may delay such trials or marketing approval. Under FDA regulations, combination products are subject to current good manufacturing practice, or cGMP, requirements applicable to both drugs and medical devices, including the Quality System, or QS, and regulations applicable to medical devices. Combination products are also subject to the Medical Device Regulation 2017/745, or MDR, which requires coordination between the drug and the device regulatory laws and regulators. Problems associated with the drug product or device component of the combination product candidate may delay or prevent initiation of clinical trials or marketing approval. For example, in current and previous clinical trials, GH001 has been vaporized using a device we purchased on the market from a single third-party manufacturer, Storz & Bickel, Tuttlingen. We do not have a commercial supply agreement with Storz & Bickel, Tuttlingen. If the FDA, EMA or other comparable foreign regulatory authorities refuse to accept the use of this third-party device in our planned clinical trials then initiation of additional clinical trials could be significantly delayed or prevented. We also have not established licensing agreements with any alternative provider of a device which would be suitable to generate a pharmaceutically acceptable aerosol from GH001. In 2021, we initiated the development of a proprietary aerosol delivery device for GH001 for use in our pivotal clinical trial program and for commercial use. This development is not yet completed and if we fail to develop, manufacture, license, or acquire a device which would be suitable to generate a pharmaceutically acceptable aerosol from GH001, which achieves sufficient uptake of mebufotenin into the systemic circulation, or if we fail to get sufficient supplies of the third-party manufactured device or any alternative device or if the device is unavailable to us for any reason then initiation of additional clinical trials or receipt of marketing approval could be significantly delayed or prevented. If the manufacturer of the third-party device makes modifications, or if we elect to change a device component, or license an alternative device component, we will need to perform validation testing and obtain FDA, EMA or other comparable foreign regulatory approval prior to using the modified or alternative device or device component. Similar testing and validation would be required for our development of any proprietary devices. If the FDA, EMA or other comparable foreign regulatory body fails to approve use of those modified or alternative medical devices or take significant enforcement action against the manufacturer, we would not be able to continue or initiate clinical trials, receive marketing approval or we may have to suspend marketing our products in certain jurisdictions.

In addition, of the large number of drugs in development in the biopharmaceutical industry, only a small percentage result in the submission of a marketing application, such as a new drug application, or NDA, to the FDA, EMA or other comparable foreign regulatory authority, and even fewer are approved for commercialization. Furthermore, even if we do receive regulatory approval for GH001, GH002 or GH003, including the medical devices required for their administration, for any indication, any such approval may be subject to limitations on the indications or uses or patient populations for which we may market the product. Accordingly, even if we are able to obtain the requisite financing to continue to fund our development programs, we cannot assure that we will successfully develop or commercialize GH001, GH002 or GH003, including the medical devices required for their administration, for any indication. Our failure to demonstrate positive results in our clinical trials in any indication for which we are developing GH001, GH002 or GH003 could adversely affect our development efforts for GH001, GH002 and GH003 in other indications.

Developing our proprietary aerosol delivery device for GH001 is a costly and uncertain process, and any failure of or delay in the development or manufacturing of the device may have a material adverse effect on our business and results of operations.

The development process for our proprietary GH001 aerosol delivery device is incomplete. As a clinical-stage biopharmaceutical company, we do not have significant experience in manufacturing medical devices, or in working with a contract development and manufacturing organization, or CDMO, to manufacture medical devices, and as such we may not develop a device that is satisfactory either for our purposes or for necessary regulatory approvals.

The regulatory pathway relating to approval of our device is highly complex as a result of the novelty of our device and the absence of established regulatory guidance applicable to our device presentation. The FDA, EMA, or other comparable foreign regulatory authorities, as applicable, may not accept our interpretation of existing guidance, which may impact the timelines for regulatory approval or result in a failure to obtain regulatory approval of our device at all.

Even if we ultimately develop a device that is suitable to generate a pharmaceutically acceptable aerosol and which achieves sufficient uptake of mebufotenin (5-methoxy-N,N-dimethyltryptamine, or 5-MeO-DMT) into the systemic circulation, and even if such device is approved, or exempt from approval requirements, as the case may be, by the FDA, EMA, or other comparable foreign regulatory authorities, there can be no assurance that we will be able to adequately manufacture such device in sufficient quantities, or at costs acceptable to us, to achieve our pre-commercial and commercial goals. Any such inability to adequately manufacture our device could materially delay our clinical trials or otherwise materially impact our business.

Further, our future success may depend in part on our ability to enhance our proprietary aerosol delivery device as well as develop or acquire new technologies to keep pace with technological developments, evolving industry standards and responses to changes in patient needs and expectations. A failure to adequately develop enhancements and improvements to our proprietary aerosol delivery device or acquire new devices that will address changing technologies and patient requirements adequately, or to introduce such devices on a timely basis, may have a material adverse effect on our clinical trials, business, financial condition and results of operations.

Clinical development involves a lengthy, complex and expensive process, with an uncertain outcome. The outcome of nonclinical testing and early clinical trials may not be predictive of the success of later clinical trials, and the results of our currently completed clinical trials, which to date have only been conducted in the Netherlands and our ongoing and future clinical trials, may not satisfy the requirements of the FDA, EMA or other comparable foreign regulatory authorities.

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

In particular,  our nonclinical studies or clinical trials may show that our product candidates have unacceptable side effects or toxicities.

We assess indications for intensity of psychoactive effect using a metric we devised, peak experience, or PE. We believe PE may correlate with clinical outcomes, but PE is a subjective metric, it can be inherently difficult to evaluate, and its psychometric validation has not yet been completed. It is uncertain if regulatory agencies will accept use of this metric to guide dosing in the context of the IDR in our pivotal program. In addition, differences in trial design between early-stage clinical trials and later-stage clinical trials make it difficult to extrapolate the results of earlier clinical trials to later clinical trials.

Moreover, our completed initial Phase 1 clinical trial of GH001 in healthy volunteers (GH001-HV-101) and our completed Phase 1/2 clinical trial of GH001 in patients with TRD (GH001-TRD-102) and our recently initiated Phase 2a proof-of-concept clinical trials of GH001 in BDII and a current depressive episode (GH001-BD-202) and in PPD (GH001-PPD-203) are open-label studies, where both the patient and investigator know whether the patient is receiving the product candidate or either an existing approved drug or placebo. Most typically, open-label clinical trials test only the product candidate and sometimes do so at different dose levels. Open-label clinical trials are subject to various limitations that may exaggerate any therapeutic effect as patients in open-label clinical trials are aware when they are receiving treatment. For example, prior major depressive disorder, or MDD, studies have exhibited a high placebo effect. In addition, open-label clinical trials may be subject to an “investigator bias,” where those assessing and reviewing the psychological and physiological outcomes of the clinical trials are aware of which patients have received treatment and may interpret the information of the treated group more favorably given this knowledge. Therefore, it is possible that positive results observed in open-label trials will not be replicated in later placebo-controlled or active-controlled trials. Additionally, the trial design differences and placebo effects that may be possible in clinical research for the indications we are studying may make it difficult to extrapolate the results of earlier clinical trials to later clinical trials or to interpret the clinical data in any of our trials. Furthermore, even in a placebo-controlled or active-controlled trial, it is possible that patients and/or investigators will be able to discern if the administered dose is our product candidate or a placebo or the active control due to the psychoactive effects of mebufotenin (5-methoxy-N,N-dimethyltryptamine, or 5-MeO-DMT). Therefore, placebo-controlled or active-controlled trials with our product candidates, such as our completed Phase 1 clinical trial of GH001 in healthy volunteers (GH001-HV-103), our recently initiated Phase 2b clinical trial of GH001 in TRD (GH001-TRD-201) and our recently initiated Phase 1 clinical trial of GH002 in healthy volunteers (GH002-HV-105) may be subject to similar limitations as open-label trials. Finally, our clinical trials to date have been short in duration, and our results may not be predictive of long-term safety and efficacy.

The standards that the FDA, EMA and other comparable foreign regulatory authorities use when regulating us require judgment and can change, which makes it difficult to predict with certainty how they will be applied. Although we are initially focusing our efforts on development of small molecule drug products and the medical devices required for delivery of these products, we may pursue development of other products, e.g., biological products, each of which could make us subject to additional regulatory requirements. Any analysis we perform of data from technical development, nonclinical and clinical activities is subject to confirmation and interpretation by regulatory authorities, which could delay, limit or prevent initiation of clinical studies or regulatory approval. Our currently completed clinical trials have only been conducted in the Netherlands. The FDA’s acceptance of data from clinical trials outside of the United States is subject to certain conditions. If the FDA or other comparable foreign regulatory authorities do not accept earlier technical, nonclinical or clinical data, we may need to conduct additional technical development, nonclinical studies or clinical trials.

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

Given GH001’s proposed mechanisms of resetting human brain functional connectivity, or FC, and serotonergic agonism, we believe that it represents a compelling therapeutic option for multiple psychiatric and neurological disorders other than TRD. Through collaborations with academic institutions and CROs we intend to explore the benefits of GH001 in additional psychiatric or neurological indications, the first of which are bipolar II disorder and postpartum depression. However, there can be no assurance that, even if we obtain approval for GH001 for our initial indication, TRD, we will obtain approval for any other indication, including for bipolar II disorder and postpartum depression. The ability to obtain approval for each of these additional indications will require additional clinical development. If we fail to obtain and maintain required approvals for these additional or broadened indications, or if regulatory approvals are delayed, we will not realize the maximum market potential of GH001. Additionally, the FDA, EMA or other comparable foreign regulatory authorities may require us to conduct clinical trials, beyond those that we plan to conduct, and/or other tests, before seeking regulatory approval. For example, we believe that we can proceed to Phase 2a clinical trials in additional indications without first completing Phase 1 clinical trials based on our existing preclinical and clinical data for GH001. However, there can be no assurance that the FDA, EMA or other comparable foreign regulatory authorities will agree with such assessment. If we were required to conduct additional clinical trials and/or other tests, our costs for developing GH001 for TRD would be substantially higher and the timing of any regulatory approval, if any, would be substantially extended, which could adversely affect our results of operations.

We may not be able to submit INDs or IND amendments, or comparable foreign applications, to commence additional clinical trials on the timelines we expect, and even if we are able to do so, the FDA, EMA or comparable foreign regulatory authorities may not permit us to proceed.

In November 2022, we announced that we submitted clinical trial applications in several European countries for a multi-center, randomized, double-blind, placebo-controlled Phase 2b trial of GH001 in TRD (GH001-TRD-201), and in January 2023, we announced that we expect to submit an IND with the FDA for GH001 in TRD in the third quarter of 2023. However, we may not be able to submit INDs or comparable foreign applications for GH001, or for our other product candidates, on the timelines we expect. For example, we may experience delays with IND-enabling studies. Moreover, we cannot be sure that submission of an IND or a comparable foreign application will result in the FDA, EMA or a comparable foreign regulatory authority allowing clinical trials to begin, or that, once begun, issues will not arise that suspend or terminate clinical trials. Additionally, even if such regulatory authorities agree with the design and implementation of the clinical trials set forth in an IND or in a comparable foreign application, we cannot guarantee that such regulatory authorities will not change their requirements in the future. These considerations also apply to new clinical trials we may submit as amendments to existing INDs or to a new IND, or to comparable existing or new foreign applications. Any failure to submit INDs or comparable foreign applications on the timelines we expect or to obtain regulatory approvals for our trials may prevent us from completing our clinical trials or commercializing our products on a timely basis, if at all.

Our product candidates or use of our product candidates through participation in our clinical trials, may cause undesirable side effects or have other properties that could delay or prevent their regulatory approval, limit their commercial potential or result in significant negative consequences.

Undesirable side effects that could potentially be caused by GH001, GH002, GH003 or any future product candidate, such as hypertension, tachycardia, nausea, sensory disturbance, headache, flashbacks, referred to as the re-experiencing of some of the effects induced by mebufotenin (5-methoxy-N,N-dimethyltryptamine, or 5-MeO-DMT) intake at some point after the drug’s acute effects have worn off, or serotonin syndrome could cause us or regulatory authorities to not initiate, interrupt, delay or halt clinical trials and could result in more restrictive labeling than anticipated, a requirement that we implement a REMS to ensure that the benefits outweigh the risks or the delay or denial of regulatory approval by the FDA, EMA or comparable foreign regulatory authorities. Results of our clinical trials could reveal a high and unacceptable severity and prevalence of side effects or unexpected characteristics, even death. There can be no assurance that serious side effects, including deaths, will not occur even in the controlled setting of a clinical trial. In addition, many compounds that have initially shown promise in clinical or earlier stage testing are later found to cause undesirable or unexpected side effects that prevented further development of the compound. Additionally, the composition of our product candidates or learnings in nonclinical studies or clinical trials may result in contraindications or warnings, including Boxed Warnings, for any product candidates for which we may obtain regulatory approval.

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

In addition, our clinical trials will compete with other clinical trials for product candidates that are in the same therapeutic areas as our product candidates, including product candidates studying N-methyl-D-aspartate antagonists, neurosteroids, and mebufotenin (5-methoxy-N,N-dimethyltryptamine, or 5-MeO-DMT) and other serotonergic psychedelics such psilocybin and N,N-dimethyltryptamine. This competition will reduce the number and types of patients available to us, because some patients who might have opted to enroll in our trials may instead opt to enroll in a trial being conducted by one of our competitors. Since the number of qualified clinical investigators is limited, we expect to conduct some of our clinical trials at the same clinical trial sites that some of our competitors use, which will reduce the number of patients who are available for our clinical trials in such clinical trial site.

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

Preliminary, topline or interim data from our clinical trials that we announce or publish from time to time may change as more data become available, and are subject to audit and verification procedures that could result in material changes in the final results.

From time to time, we may publicly disclose preliminary, topline, or interim data from our clinical trials, including the data we have disclosed for our current clinical trials. Preliminary data are based on an analysis of then-available data, and the results and related findings and conclusions are subject to change following a more comprehensive review of the data related to the particular study or trial. We also make assumptions, estimations, calculations and conclusions as part of our analyses of data, and we may not have received or had the opportunity to fully and carefully evaluate all data. As a result, the preliminary or topline results that we report may differ from future results of the same studies, or different conclusions or considerations may qualify such results, once additional data have been received and fully evaluated. This difference may be more pronounced because of the small sample size and short duration of our clinical trials. Preliminary or topline data also remain subject to audit and verification procedures that may result in the final data being materially different from the preliminary data we previously reported. We may also conduct planned interim analyses as part of our clinical trials before they are complete. Planned interim analyses from clinical trials that we may complete are subject to the risk that one or more of the clinical outcomes may materially change as patient enrollment continues and more patient data become available. As a result, interim analyses, as well as preliminary or topline data should be viewed with caution until the final data are available. In addition, we may report interim, preliminary or topline data of only certain endpoints rather than all endpoints. Adverse changes between interim, preliminary or topline data and final data could significantly harm our business and prospects. Additional disclosure of interim, preliminary or topline data by us or by our competitors could result in volatility in the price of our ordinary shares.

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

We may choose to conduct one or more of our clinical trials in the United States, Europe or in other foreign jurisdictions. The acceptance of study data from nonclinical studies and clinical trials conducted outside those jurisdictions may be subject to certain conditions for acceptance. For example, in cases where data from foreign clinical trials are intended to serve as the basis for marketing approval in the United States, the FDA will generally not approve the application on the basis of foreign data alone unless (i) the data are applicable to the U.S. population and U.S. medical practice; and (ii) the trials were performed by clinical investigators of recognized competence and pursuant to Good Clinical Practices, or GCP, regulations. Additionally, the FDA’s clinical trial requirements, including sufficient size of patient populations and statistical powering, must be met. Many foreign regulatory bodies, such as the EMA, have similar approval requirements. In addition, such foreign trials would be subject to the applicable local laws of the foreign jurisdictions where the trials are conducted. There can be no assurance that the FDA, EMA or any applicable foreign regulatory authority will accept data from trials conducted outside of the United States or the applicable jurisdiction. The FDA may not accept our data given the limited sample size in our completed and existing trials. If the FDA, EMA or any applicable foreign regulatory authority does not accept such data, it would result in the need for additional trials, which would be costly and time-consuming and delay aspects of our business plan, and which may result in our product candidates not receiving approval or clearance for commercialization in the applicable jurisdiction.

A Breakthrough Therapy Designation or a Fast Track Designation by the FDA, even if granted for any of our product candidates, may not lead to a faster development or regulatory review or approval process, and does not increase the likelihood that our product candidates will receive marketing approval.

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

The FDA has discretion to determine whether the criteria for a Breakthrough Therapy has been met and whether to grant a Breakthrough Therapy Designation to a product candidate. Accordingly, even if we believe a product candidate we develop meets the criteria for designation as a Breakthrough Therapy, the FDA may disagree and instead determine not to make such designation. In any event, the receipt of Breakthrough Therapy Designation for a product candidate may not result in a faster development process, review or approval compared to drugs considered for approval under conventional FDA procedures and does not assure ultimate approval by the FDA. In addition, even after granting Breakthrough Therapy Designation to our product candidates, the FDA may later decide that the drugs no longer meet the conditions for qualification and withdraw the designation.

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

In the United States, under the Orphan Drug Act, the FDA may grant orphan designation to a drug or biologic intended to treat a rare disease or condition, defined as a disease or condition with a patient population of fewer than 200,000 in the United States, or a patient population greater than 200,000 in the United States when there is no reasonable expectation that the cost of developing and making available the drug or biologic in the United States will be recovered from sales in the United States for that drug or biologic. Orphan drug designation must be requested and granted by the FDA before a new drug application, or NDA, is submitted. In the United States, orphan drug designation entitles a party to financial incentives such as tax advantages and user fee waivers. After the FDA grants orphan drug designation, it will disclose publicly the generic identity of the drug and its potential orphan use. Orphan drug designation does not convey any advantage in, or shorten the duration of, the regulatory review and approval process. Such a designation may also be revoked by the FDA in certain circumstances, such as if the agency finds that the applicant’s request for designation request omitted material information required under the Orphan Drug Act and its implementing regulations.

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

Obtaining and maintaining regulatory approval of our product candidates and medical devices required to deliver such product candidates in one jurisdiction does not guarantee that we will be able to obtain or maintain regulatory approval in any other jurisdiction, but a failure or delay in obtaining regulatory approval in one jurisdiction may have a negative effect on the regulatory approval process in others. For example, even if the FDA grants approval of a product candidate and device required to deliver such product candidate, comparable regulatory authorities in other jurisdictions, including Europe, must also approve the manufacturing, marketing and sale of the product candidate and device required to deliver such product candidate in those jurisdictions. Approval procedures vary among jurisdictions and can involve requirements and administrative review periods different from those in the United States, including additional nonclinical studies or clinical trials as clinical trials conducted in one jurisdiction may not be accepted by regulatory authorities in other jurisdictions. In many jurisdictions outside the United States, a product candidate and device must also be approved for reimbursement before it can be approved for sale in that jurisdiction. In some cases, the price that we intend to charge for our products is also subject to governmental approval.

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

Changes in regulatory requirements, regulatory guidance or regulatory interpretations or unanticipated events during our nonclinical studies and clinical trials of our product candidates may occur, which may result in changes to nonclinical studies and clinical trial protocols or the need for additional nonclinical studies and clinical trials, which could result in increased costs to us and could delay our development timelines.

Changes in regulatory requirements, regulatory guidance or regulatory interpretations or unanticipated events during our nonclinical studies and clinical trials may force us to amend nonclinical studies and clinical trial protocols or the applicable regulatory authority may impose additional nonclinical studies and clinical trial requirements. Any changes in regulatory requirements, regulatory guidance or regulatory interpretations applicable to novel product candidates such as ours may be more likely to occur than any such changes applicable to other, better known or more extensively studied therapies. Amendments or changes to our clinical trial protocols would generally require resubmission to the applicable regulatory authority and IRBs for review and approval, which may adversely impact the cost, timing or successful completion of clinical trials. These decisions may increase costs, and cause us not to meet expected timelines and, correspondingly, our business and financial prospects could be adversely affected. Similarly, amendments to our nonclinical studies may adversely impact the cost, timing or successful completion of those nonclinical studies. If we experience delays completing, or if we terminate, any of our nonclinical studies or clinical trials, or if we are required to conduct additional nonclinical studies or clinical trials, the development pathway, and ultimately the commercial prospects, for our product candidates may be harmed and our ability to generate product revenue from resulting products, if any, will be delayed.

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

We are exposed to potential product liability risks that are inherent in the research, development, manufacturing, marketing and use of biopharmaceutical products. Currently, we have no products that have been approved for commercial sale; however, the use of our product candidates and medical devices to deliver such product candidates by us and any collaborators in clinical trials may expose us to liability claims. We will face an even greater risk if product candidates and medical devices to deliver such product candidates are approved by regulatory authorities and introduced commercially. Product liability claims may be brought against us, our suppliers, or our partners if any product candidate or medical devices to deliver such product candidates we develop allegedly causes injury or are found to be otherwise unsuitable for human use during product testing, manufacturing, marketing or sale. Any such product liability claim may include allegations of defects in manufacturing, defects in design, a failure to warn of dangers inherent in the product, negligence, strict liability and a breach of warranties. Claims could also be asserted under state consumer protection acts. Such claims could be made by participants enrolled in our clinical trials, patients, healthcare providers, biopharmaceutical companies, our collaborators or others using, administering or selling any of our future approved products. If we cannot successfully defend ourselves against any such claims, we may incur substantial liabilities or be required to limit commercialization of our product candidates. Even successful defense would require significant financial and management resources.

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

Specifically, we face competition from 501(c)(3) non-profit medical research organizations, including the Usona Institute. Such non-profits may be willing to provide treatment at cost or for free, undermining our potential market for GH001, GH002, GH003 and any other product candidates we may develop. In addition, a number of for-profit biotechnology companies or institutions are specifically pursuing the development of mebufotenin (5-methoxy-N,N-dimethyltryptamine, or 5-MeO-DMT) or other tryptamines, such as psilocybin and N,N-dimethyltryptamine, to treat mental health illnesses, including TRD. These competitors include Beckley Psytech, COMPASS Pathways, Cybin, Entheon, Mindmed, Small Pharma and Viridia Life Sciences. In addition, an increasing number of companies are stepping up their efforts in discovery of new psychoactive compounds. It is also probable that the number of companies seeking to develop psychoactive products and therapies for the treatment of mental health illnesses, such as depression, will increase. If any of our competitors are granted an NDA for their therapies before us and manages to obtain approval for a broader indication, and thus access a wider patient population, we may face more intensified competition from such potential therapies and increased difficulties in winning market acceptance of our GH001, GH002 and GH003 product candidates or any future product candidates. All of these risks are heightened because mebufotenin, which is a naturally occurring substance and therefore not subject to patent protection, may be deemed an appropriate substitute for GH001, GH002 and GH003.

We also face competition from larger and smaller pharmaceutical, biopharmaceutical and biotechnology companies who have developed or are developing therapies for the treatment of MDD and TRD, including Axsome Therapeutics, Relmada Therapeutics and Sage Therapeutics, and will face future competition for any other indications we may seek to treat with our GH001, GH002 and GH003 product candidates. There are a number of companies that currently market and sell products or therapies, or are pursuing the development of products or therapies, for the treatment of depression, including antidepressants such as selective serotonin reuptake inhibitors, or SSRIs, and serotonergic norepinephrine reuptake inhibitors, or SNRIs, antipsychotics, cognitive behavioral therapy, or CBT, esketamine and ketamine, repeat transcranial magnetic stimulation, or rTMS, electroconvulsive therapy, or ECT, vagus nerve stimulation, or VNS, deep brain stimulation, or DBS, N-methyl-D-aspartate antagonists, neurosteroids, and other serotonergic psychedelics such as psilocybin and N,N-dimethyltryptamine, among others. Many of these pharmaceutical, biopharmaceutical and biotechnology competitors have established markets for their therapies and have substantially greater financial, technical, human and other resources than we do and may be better equipped to develop, manufacture and market superior products or therapies. In addition, many of these competitors have significantly greater experience than we have in undertaking nonclinical studies and human clinical trials of new therapeutic substances and in obtaining regulatory approvals of human therapeutic products. Accordingly, our competitors may succeed in obtaining FDA, EMA or other comparable foreign regulatory authority approval for alternative or superior products. In addition, many competitors have greater name recognition and more extensive collaborative relationships. Smaller and earlier-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large, established companies.

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

Our inhalable GH001 mebufotenin (5-methoxy-N,N-dimethyltryptamine, or 5-MeO-DMT) product candidate is delivered via inhalation of aerosols produced by a vaporization device which is subject to device regulations in the United States and other jurisdictions. The FDA, EMA or other comparable foreign regulatory authorities, may not accept this device for clinical trials.

In current and previous clinical trials, GH001 has been vaporized using a device we have purchased on the market from a third party. This device has been used in previous trials, conducted by other parties with other products or product candidates, in the United States. However, there can be no assurance that the FDA or other comparable foreign regulatory authorities will allow it to be used with GH001. In addition, we may decide in future clinical trials to use a different device than the one we have used previously. For example, in 2021, we initiated the development of a proprietary aerosol delivery device for GH001 for use in our pivotal clinical trial program and for commercial use. Based on recent development progress, we now expect to submit an IND for GH001, delivered with this proprietary device. In either case, we would need to do additional development work and conduct additional studies, including bridging studies to bridge our prior device to any new device we may decide to use, prior to using the new device in future clinical trials. Any delays as a result of changing medical devices to deliver our product candidates would have a material adverse effect on our business.

We do not have a commercial supply agreement with the third-party manufacturer of the device we currently use in clinical trials, nor have we established license agreements with any alternative provider of a device that would be suitable to generate a pharmaceutically acceptable aerosol from GH001. There can be no assurance that the development of our proprietary aerosol delivery device will lead to a device that is suitable for our purpose, either in terms of efficacy or safety. If the FDA, EMA or other comparable foreign regulatory authorities refuse to accept the use of our proprietary aerosol device for GH001 in our planned clinical trials and if we fail to develop, manufacture, license, or acquire an alternative device which would be suitable to generate a pharmaceutically acceptable aerosol from GH001, or if we fail to get sufficient supplies of the current third-party device or any alternative device, then initiation of additional clinical trials or marketing approval could be significantly delayed or prevented.

Additional time may be required to obtain regulatory approval for GH001 because it is administered as a combination product, which we expect to be true for GH003 as well.

GH001 is administered via inhalation of an aerosol produced by a vaporization device. This device is necessary to produce the aerosol and we therefore expect it to be regulated by the FDA as a drug-device combination product that requires coordination within the FDA, EMA or other comparable foreign regulatory authorities for review of their device and drug components. Similarly, we expect GH003, delivered via an intranasal device, to be regulated by the FDA as a drug-device combination product. However, for GH002, which is our intravenous mebufotenin (5-methoxy-N,N-dimethyltryptamine, or 5-MeO-DMT) formulation, such classification will depend on our final choice for its commercial presentation. Medical products containing a combination of new drugs, biological products or medical devices may be regulated as “combination products” in the United States and Europe. A combination product generally is defined as a product comprised of components from two or more regulatory categories (e.g., drug/device, device/biologic, drug/biologic). Each component of a combination product is subject to the requirements established by the FDA for that type of component, whether a new drug, biologic or device. In order to facilitate pre-market review of combination products, the FDA designates one of its centers to have primary jurisdiction for the pre-market review and regulation of the overall product based upon a determination by the FDA of the primary mode of action of the combination product. Where approval of the drug and device is sought under a single application, there could be delays in the approval process due to the increased complexity of the review process. The EMA has a parallel review process in place for combination products, the potential effects of which in terms of approval and timing could independently affect our ability to market our combination products in Europe.

Risks Related to Controlled Substances

GH001, GH002 and GH003, and any future product candidates we may develop, are subject to controlled substance laws and regulations in the territories where the product will be marketed, such as the United States, the European Union, the United Kingdom and the rest of Europe, as well as the UN international drug control treaties, and failure to comply with these laws and regulations, or the cost of compliance with these laws and regulations, may adversely affect the results of our business operations, both during clinical development and post-approval, and our financial condition. In addition, during the review process of GH001, GH002 and GH003, and prior to approval, the FDA, EMA and/or other comparable foreign regulatory authorities may require additional data, including with respect to whether GH001, GH002 or GH003 has abuse or misuse potential. This may delay approval and any potential rescheduling process.

In the United States, mebufotenin (5-methoxy-N,N-dimethyltryptamine, or 5-MeO-DMT) is classified under the federal CSA and regulations as a controlled substance or scheduled substance, specifically as a Schedule I substance. The DEA regulates chemical compounds as Schedule I, II, III, IV or V substances. Schedule I substances by definition have a high potential for abuse, have no currently “accepted medical use” in the United States, lack accepted safety for use under medical supervision, and may not be prescribed, marketed or sold in the United States. Pharmaceutical products approved for medical use in the United States may be listed as Schedule II, III, IV or V, with Schedule II substances considered to present the highest potential for abuse or dependence and Schedule V substances the lowest relative risk of abuse among such substances. Schedule I and II drugs are subject to the strictest controls under the CSA, including manufacturing and procurement quotas, security requirements and import/export restrictions. In addition, prescribing and dispensing of Schedule II drugs is further restricted. For example, Schedule II prescriptions must contain a written signature and may not be refilled without a new prescription. Further, most, if not all, state laws in the United States classify mebufotenin as a Schedule I controlled substance. For any product containing mebufotenin to be available for commercial marketing in the United States, mebufotenin must be rescheduled to Schedule II, III, IV or V, or the DEA must reschedule a specific dosage form or product containing mebufotenin to Schedule II, III, IV or V. Similar rescheduling would be required in the various states and jurisdictions through scheduling-related legislative or administrative action.

Rescheduling determinations by the DEA to a schedule that would authorize the drug to be marketed (i.e., Schedule II, III, IV or V) are dependent on FDA approval of a substance or a specific formulation of a substance. Therefore, while mebufotenin is a Schedule I controlled substance, products approved by the FDA for medical use in the United States that contain mebufotenin would meet the statutory criteria to be placed in Schedule II, or another schedule, since approval by the FDA satisfies the “accepted medical use” requirement. If and when GH001, GH002 or GH003 receives FDA approval, the DEA will need to make a scheduling determination and place mebufotenin in a schedule other than Schedule I in order for it to be prescribed to patients in the United States. This scheduling determination will be dependent on FDA approval and the FDA’s recommendation as to the appropriate schedule. During the review process, and prior to approval, the FDA may determine that it requires additional data, either from nonclinical or clinical studies, including with respect to whether, or to what extent, the substance has the potential for abuse. This may introduce a delay into the approval and any potential rescheduling process. That delay would be dependent on the quantity of additional data required by the FDA. This scheduling determination will require the DEA to conduct notice and comment rulemaking. Such action will be subject to public comment and requests for an administrative hearing which could affect the timing and scheduling of these substances.

Mebufotenin (5-methoxy-N,N-dimethyltryptamine, or 5-MeO-DMT) is currently classified as a Schedule I drug in the United States and any product containing this substance, such as GH001, GH002, and GH003 must be rescheduled to be marketed. There can be no assurance that the DEA will make a favorable scheduling decision. Even assuming categorization as a Schedule II or lower controlled substance (i.e., Schedule III, IV or V) at the federal level, such substances would also require scheduling determinations under state laws and regulations.

If approved by the FDA, and if the finished dosage form of GH001, GH002 or GH003 is listed by the DEA as a Schedule II, III, or IV controlled substance, its manufacture, importation, exportation, domestic distribution, storage, sale, prescribing, and dispensing will continue to be subject to a significant degree of regulation by the DEA. In addition, the final scheduling process may take significantly longer than the 90-day deadline set forth in the CSA, especially if there are objections to such scheduling, thereby delaying the launch of our GH001, GH002 or GH003 product candidates in the United States. Furthermore, the FDA, DEA or any comparable foreign regulatory authority could require us to generate more clinical or other data than we currently anticipate to establish whether or to what extent the substance has an abuse or misuse potential, which could increase the cost and/or delay the launch of GH001, GH002, GH003 or any future product candidates containing controlled substances. In addition, product candidates containing controlled substances are subject to regulations relating to manufacturing, storage, distribution, prescribing, and dispensing, including:

•
DEA registration and inspection of facilities. Facilities conducting research, manufacturing, distributing, importing or exporting, or dispensing controlled substances must be registered (licensed) to perform these activities and have the security, control, record keeping, reporting and inventory mechanisms required by the DEA to prevent drug loss and diversion. All these facilities must renew their registrations annually, except dispensing facilities (e.g. pharmacies), which must renew every three years. The DEA conducts periodic inspections of certain registered establishments that handle controlled substances. Failure to obtain or maintain the necessary registrations may result in delay of the importation, manufacturing or distribution of GH001, GH002 or GH003. Furthermore, importation of controlled substances is subject to additional permits or approvals, which must be obtained prior to each importation. Failure to comply with the CSA, particularly non-compliance resulting in theft, loss or diversion, can result in regulatory action that would have a material adverse effect on our business, financial condition and results of operations. The DEA may seek civil penalties, refuse to renew necessary registrations, or initiate proceedings to restrict, suspend or revoke those registrations. In certain circumstances, violations could lead to criminal proceedings.

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

•
Clinical trials. Because our GH001, GH002 and GH003 product candidates contain mebufotenin, to conduct clinical trials with GH001, GH002 and GH003 in the United States prior to approval, each of our research sites must submit a research protocol to the DEA and obtain and maintain a DEA Schedule I researcher registration that will allow those sites to handle and dispense GH001, GH002 and GH003 and to obtain the product from our importer. If the DEA delays or denies the grant of a researcher registration or approval of the research protocol to one or more research sites, the clinical trial could be significantly delayed, and we could lose clinical trial sites. The importer for the clinical trials must also obtain a Schedule I importer registration and an import permit for each import. We do not currently conduct any manufacturing or repackaging/relabeling of either GH001, GH002 or their active ingredients (i.e., mebufotenin) in the United States.

•
Post-Approval Importation. If GH001, GH002 or GH003 is approved and classified as a Schedule II, III or IV substance, an importer can import it for commercial purposes if it obtains an importer registration and applies for and receives an import permit (Schedule II) or files an import declaration (Schedule III or IV) for each import shipment. The DEA provides annual assessments/estimates to the UN International Narcotics Control Board, which guides the DEA in the amounts of controlled substances that the DEA authorizes to be imported. The failure to identify an importer or obtain the necessary import authority, including specific quantities, could affect the availability of GH001, GH002 or GH003 and have a material adverse effect on our business, results of operations and financial condition. In addition, an application for a Schedule II importer registration must be published in the Federal Register, and there is a notice and comment period to receive public comments. It is always possible that adverse comments may delay the grant of an importer registration. If GH001, GH002 or GH003 is approved and classified as a Schedule II controlled substance, federal law may prohibit the import of the substance for commercial purposes. If GH001, GH002 or GH003 is listed as a Schedule II substance, we will not be allowed to import the drug for commercial purposes unless the DEA determines that domestic supplies are inadequate or there is inadequate domestic competition among domestic manufacturers for the substance as defined by the DEA. Moreover, Schedule I controlled substances, including mebufotenin, have never been registered with the DEA for importation for commercial purposes, only for scientific and research needs. Therefore, if neither GH001, GH002 or GH003, nor its drug substance could be imported, GH001, GH002 and GH003 would have to be wholly manufactured in the United States, and we would need to secure a manufacturer that would be required to obtain and maintain a separate DEA registration for that activity.

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

•
Distribution in the United States and the United Kingdom. If GH001, GH002 or GH003 is scheduled as Schedule II, III, IV or V, we would also need to identify wholesale distributors with the appropriate DEA registrations and authority to distribute GH001, GH002, GH003 and any future product candidates. These distributors would need to maintain Schedule II, III, IV or V distribution registrations. This limitation in the ability to distribute GH001, GH002 or GH003 more broadly may limit commercial uptake and could negatively impact our prospects. The failure to obtain, or delay in obtaining, or the loss of any of those registrations could result in increased costs to us. If GH001, GH002 or GH003 is classified as a Schedule II drug, participants in our supply chain may have to maintain enhanced security including specially constructed vaults at manufacturing and distribution facilities. This additional security may also discourage some pharmacies from carrying the product. In addition, GH001, GH002 and/or GH003 could be required to be administered at our trial sites or other certified healthcare settings, which could limit commercial uptake. Furthermore, state and federal enforcement actions, regulatory requirements, and legislation intended to reduce prescription drug abuse, such as the tracking of prescribing and dispensing of controlled substances through a state prescription drug monitoring program, may make physicians less willing to prescribe, and pharmacies to dispense, certain controlled substances, especially Schedule II products. Similarly, the Medicines and Healthcare products Regulatory Agency, or MHRA, considers that all Schedule 1 drugs under the United Kingdom’s Misuse of Drugs Regulations 2001 (which Schedule includes mebufotenin) have no therapeutic benefit, and can only be imported, exported, produced, supplied and the like under a license issued by the UK government’s Home Office. Mebufotenin may never be rescheduled under the Misuse of Drugs Regulations 2001, or reclassified under the United Kingdom’s Misuse of Drugs Act 1971 (under which it is a Class A controlled substance).

The potential reclassification of mebufotenin (5-methoxy-N,N-dimethyltryptamine, or 5-MeO-DMT) in the United States could create additional regulatory burdens on our operations and negatively affect our results of operations.

If mebufotenin, rather than just a specific FDA-approved formulation, is rescheduled under the CSA as a Schedule II or lower controlled substance (i.e., Schedule III, IV or V), the ability to conduct research on mebufotenin would most likely be improved. However, rescheduling mebufotenin may materially alter enforcement policies across many federal and state agencies, primarily the FDA and DEA. The FDA is responsible for ensuring public health and safety through regulation of food, drugs, supplements, and cosmetics, among other products, through its enforcement authority pursuant to the Federal Food, Drug, and Cosmetic Act, or FDCA. The FDA’s responsibilities include regulating the ingredients as well as the marketing and labeling of drugs sold in interstate commerce. Because it is currently illegal under federal law to produce and sell mebufotenin, and because there are no federally recognized medical uses, the FDA has historically deferred enforcement related to mebufotenin to the DEA. If mebufotenin were to be rescheduled to a federally controlled, yet legal, substance, the FDA would likely play a more active regulatory role. The DEA would continue to be active in regulating manufacturing, distribution and dispensing of such substances. The potential for multi-agency enforcement post-rescheduling, including state agencies, e.g., Boards of Pharmacy, could threaten or have a materially adverse effect on our business.

GH001, GH002 and GH003 contain controlled substances, the use of which may generate public controversy. Adverse publicity or public perception regarding mebufotenin (5-methoxy-N,N-dimethyltryptamine, or 5-MeO-DMT) and psychedelics generally or our current or future product candidates using mebufotenin may negatively influence the success of these therapies.

Therapies containing controlled substances may generate public controversy. Political and social pressures and adverse publicity could lead to delays in approval of, and increased expenses for, GH001, GH002, GH003 and any future product candidates we may develop. Opponents of these therapies may seek restrictions on marketing and withdrawal of any regulatory approvals. In addition, these opponents may seek to generate negative publicity in an effort to persuade the medical community to reject these therapies. For example, we may face media-communicated criticism directed at our clinical development program. Adverse publicity from mebufotenin misuse may adversely affect the commercial success or market penetration achievable by our GH001, GH002 and GH003 product candidates. Anti-psychedelic protests have historically occurred and may occur and generate media coverage. Political pressures and adverse publicity could lead to delays in, and increased expenses for, and limit or restrict the introduction and marketing of, GH001, GH002, GH003 or any future product candidates.

If GH001, GH002, GH003 or any future product candidates are approved for commercial sale, we will be highly dependent upon consumer perceptions of the safety and quality of our therapies. We may face limited adoption if third-party therapy sites, therapists, and patients are unwilling to try such a novel treatment. Even if therapies containing controlled substances become widely accepted by physicians and patients, our success will depend in large part on our ability to educate and train physicians and patients, and to successfully demonstrate the safety, tolerability, ease of use, efficacy, cost effectiveness and other advantages of therapies containing controlled substances. There has been a history of negative media coverage regarding psychedelic substances, including mebufotenin, which may affect the public’s perception of our therapies. In addition, mebufotenin elicits intense psychological experiences, and this could deter patients from choosing this course of treatment. We could be adversely affected if we were subject to negative publicity or if any of our therapies or any similar therapies distributed by other companies prove to be, or are asserted to be, harmful to patients. Because of our dependence upon consumer perception, any adverse publicity associated with illness or other adverse effects resulting from patients’ use or misuse of our therapies or any similar therapies distributed by other companies could have a material adverse impact on our business, prospects, financial condition and results of operations.

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

Mebufotenin (5-methoxy-N,N-dimethyltryptamine, or 5-MeO-DMT) is listed as a Schedule I controlled substance under the CSA in the United States, and comparable controlled substance legislation in other countries and the UN Convention on Psychotropic Substances, 1971, and any significant breaches in our compliance with these laws and regulations, or changes in the laws and regulations may result in interruptions to our development activity or business continuity.

Mebufotenin is categorized as a Schedule I controlled substance under the CSA, a Schedule 1 drug under the United Kingdom’s Misuse of Drugs Regulations 2001 and is similarly categorized by most states, foreign governments and the UN Convention on Psychotropic Substances, 1971. Even assuming that GH001, GH002, GH003 or any future product candidates containing mebufotenin in specific formulations or dosage forms are approved and scheduled by regulatory authorities to allow their commercial marketing, the active pharmaceutical ingredients in such product candidates would likely continue to be Schedule I, or the state or foreign equivalent. Violations of any federal, state or foreign laws and regulations could result in significant fines, penalties, administrative sanctions, convictions or settlements arising from civil proceedings conducted by either the federal government or private citizens, or criminal charges and penalties, including, but not limited to, disgorgement of profits, cessation of business activities, divestiture, or prison time. This would have a material adverse effect on us, including on our reputation and ability to conduct business, the potential listing of our ordinary shares, our financial position, operating results, profitability or liquidity or the market price of our ordinary shares. In addition, it is difficult for us to estimate the time or resources that would be needed for the investigation or defense of any such matters or our final resolution because, in part, the time and resources that may be needed are dependent on the nature and extent of any information requested by the applicable authorities involved, and such time or resources could be substantial. It is also illegal to aid or abet such activities or to conspire or attempt to engage in such activities. An investor’s contribution to and involvement in such activities may result in federal civil and/or criminal prosecution, including, but not limited to, forfeiture of his, her or its entire investment, fines and/or imprisonment.

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

In addition, even if we or third parties were to conduct activities in compliance with U.S. state or local laws or the laws of other countries and regions in which we conduct activities, potential enforcement proceedings could involve significant restrictions being imposed upon us or third parties, while diverting the attention of key executives. Such proceedings could have a material adverse effect on our business, revenue, operating results and financial condition as well as on our reputation and prospects, even if such proceedings conclude successfully in our favor. In the extreme case, such proceedings could ultimately involve the criminal prosecution of our key executives, the seizure of corporate assets, and consequently, our inability to continue business operations. Strict compliance with state and local laws with respect to mebufotenin does not absolve us of potential liability under U.S. federal law, the laws of EU member states or of the United Kingdom, nor provide a defense to any proceeding which may be brought against us. Any such proceedings brought against us may adversely affect our operations and financial performance.

Despite the current status of mebufotenin as a Schedule I controlled substance in the United States, there may be changes in the status of mebufotenin under the laws of certain U.S. cities or states. The legalization of mebufotenin without regulatory oversight may lead to the setup of clinics without proper therapeutic infrastructure or adequate clinical research, which could put patients at risk and bring reputational and regulatory risk to the entire industry, making it harder for us to achieve regulatory approval. Furthermore, the legalization of mebufotenin could also impact our commercial sales if we receive regulatory approval as it would reduce the barrier to entry and could increase competition.

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

Our commercial success with GH001, GH002, GH003 or any future product candidates, if approved, will be dependent upon our ability to identify, qualify, prepare, certify, and support third-party clinics or treatment centers that administer our product candidates. We expect that GH001, GH002, GH003 and any future product candidates will be administered in qualified third-party clinics or treatment centers by certified healthcare providers. Because we intend to work with third-party centers and providers who agree to adhere to our treatment protocols, possibly under a REMS in the United States or a Risk Management Program, or RMP, in Europe with restricted distribution methods, we may face limitations on the number of sites available to administer GH001, GH002, GH003 or future product candidates. Moreover, sites may have difficulty satisfying the requirements of any REMS or RMP. Any limitations on the sites available to administer GH001, GH002, GH003 or future product candidates could make it impracticable or impossible for some potential patients to access our product candidates, if approved, which could limit the overall size of our potential patient population and harm our future results of operations.

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

We are unable to predict what tax reform may be proposed or enacted in the future or what effect such changes would have on our business, but such changes, to the extent they are brought into tax legislation, regulations, policies or practices in jurisdictions in which we operate, could increase the estimated tax liability that we have expensed to date and paid or accrued on our balance sheets, and otherwise affect our financial position, future results of operations, cash flows in a particular period and overall our effective tax rates in the future in countries where we have operations, reduce post-tax returns to our shareholders and increase the complexity, burden and cost of tax compliance. On October 7, 2021, the Irish Government approved Ireland’s adherence to the OECD BEPS 2.0 plan, under the OECD Inclusive Framework, to reform international tax rules. The Irish Government subsequently launched a public consultation in 2022 on the implementation of the OECD’s Pillar Two initiative; however, as of December 31, 2022, no further formal steps have been taken.

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

We exercise significant judgment when determining tax filing positions. The tax rules and regulations are very complex and there can be no assurance that management’s interpretation and application of these rules and regulations to determine tax filing positions will be accepted by the tax authorities. If the tax authorities reject a tax filing position taken by the Company, it could have a material adverse effect on our financial position and operating results. There is a risk that the tax authorities could impose additional taxable income or disallow the deductibility of expenses on intercompany transactions resulting in higher tax obligations in one or more tax jurisdictions. Management’s experience has been that the tax authorities can be aggressive in taking positions that would increase taxable income and/or disallow deductible expenses. If the tax authorities are successful in increasing taxable income and/or disallowing deductible expenses in one or more jurisdictions, it could result in the Company experiencing a higher effective tax rate that could be material. Management regularly consults with professional tax advisers when establishing tax filing positions and believes that the tax filing positions taken are in accordance with tax regulations; however, there is always a risk that the tax authorities could disagree with the tax filing positions taken resulting in additional taxes, interest and penalty becoming due and such amount could be material.

We may be unable to use net losses and tax credit carry-forwards and certain built-in losses to reduce future tax payments or benefit from favorable Irish tax legislation.

As an Irish incorporated and tax resident company, we are subject to Irish corporate taxation on our worldwide profits. Due to the nature of our business, we have generated losses since inception and therefore have not paid any Irish corporation tax. As of December 31, 2022, we had unused tax losses of $30.0 million. Subject to any relevant utilization criteria and restrictions (including those that can restrict the use of carried forward losses where there is a change of ownership of more than half of our ordinary shares and a major change in the nature, conduct or scale of the trade) and subject to the related expenses giving rise to the losses being tax deductible, we expect these to be eligible for carry-forward and utilization against future operating profits.

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

We may benefit from Ireland’s Knowledge Development Box regime in the future. The Irish Finance Act 2022 amended the regime, with such amending provisions remaining subject to a commencement order as of December 31, 2022. Subject to commencement of the new rules, an eligible company will be entitled to a corporate tax deduction equal to 20% of its qualifying profits. Qualifying profits are profits directly attributable to the exploitation of certain types of intellectual property (patents, copyrighted computer software) that have been developed by the Irish company through qualifying research and development, or R&D, activities undertaken by the Irish company. In effect, such qualifying profits would be taxed at 10% where the conditions of the regime are met. The availability of the relief is fact dependent and we will consider the applicability of this relief as our activities progress.

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

Violations of any U.S. federal laws and regulations could result in significant fines, penalties, administrative sanctions, convictions or settlements arising from civil proceedings conducted by either the federal government or private citizens, or criminal charges, including, but not limited to, seizure of assets, disgorgement of profits, cessation of business activities or divestiture. As an entity that conducts business involving mebufotenin (5-methoxy-N,N-dimethyltryptamine, or 5-MeO-DMT), we are potentially subject to federal and state forfeiture laws (criminal and civil) that permit the government to seize the proceeds of criminal activity. Civil forfeiture laws could provide an alternative for the federal government or any state (or local police force) that wants to discourage residents from conducting transactions with mebufotenin-related businesses but believes criminal liability is too difficult to prove beyond a reasonable doubt. Also, an individual can be required to forfeit property considered to be the proceeds of a crime even if the individual is not convicted of the crime, and the standard of proof in a civil forfeiture matter is lower than the standard in a criminal matter. Depending on the applicable law, whether federal or state, rather than having to establish liability beyond a reasonable doubt, the federal government or the state, as applicable, may be required to prove that the money or property at issue is proceeds of a crime only by either clear and convincing evidence or a mere preponderance of the evidence.

Investors located in jurisdictions where mebufotenin remains illegal may be at risk of prosecution under conspiracy, aiding and abetting, and money laundering statutes, and be at further risk of losing their investments or proceeds under forfeiture statutes. Many jurisdictions remain fully able to take action to prevent the proceeds of mebufotenin businesses from entering their state. Our investors and prospective investors should be aware of these potentially relevant laws in considering whether to invest in us.

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

We are also subject to other laws and regulations governing our international operations, including regulations administered by the governments of the United Kingdom and the United States, and authorities in member states of the European Union, including applicable export control regulations, economic sanctions on countries and persons, customs requirements and currency exchange regulations (collectively referred to herein as the Trade Control laws). In addition, various laws, regulations and executive orders also restrict the use and dissemination outside of the United States, or the sharing with certain non-U.S. nationals, of information classified for national security purposes, as well as certain products and technical data relating to those products. If we expand our international presence, it will require us to dedicate additional resources to comply with these laws, and these laws may preclude us from manufacturing GH001, GH002 or GH003 and developing and selling GH001, GH002, GH003 or any future product candidates outside of the United Kingdom, the United States, and the European Union, which could limit our growth potential and increase our development costs.

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

•
the federal Physician Payments Sunshine Act, created under the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act of 2010, or, collectively, the ACA, and its implementing regulations, which require manufacturers of drugs, devices, biologics and medical supplies for which payment is available under Medicare, Medicaid or the Children’s Health Insurance Program (with certain exceptions) to report annually to CMS information related to direct or indirect payments and other transfers of value made to physicians (defined to include doctors, dentists, optometrists, podiatrists and chiropractors), certain non-physician providers, including physician assistants, nurse practitioners, clinical nurse specialists, anesthesiologist assistants, certified registered nurse anesthetists and certified nurse midwives, and teaching hospitals, as well as ownership and investment interests held by the physicians and their immediate family members;

•	federal consumer protection and unfair competition laws, which broadly regulate marketplace activities and activities that potentially harm consumers; and

•
analogous U.S. state, local and foreign laws and regulations, such as state anti-kickback and false claims laws, which may apply to sales or marketing arrangements and claims involving healthcare items or services reimbursed by any third-party payor, including private insurers, and may be broader in scope than their federal equivalents; state and foreign laws that require biopharmaceutical companies to comply with the biopharmaceutical industry’s voluntary compliance guidelines and other relevant compliance guidance promulgated by the federal government or otherwise restrict payments that may be made to healthcare providers and other potential referral sources; state and foreign laws that require drug manufacturers to report information related to payments and other transfers of value to physicians and other healthcare providers, marketing expenditures or drug pricing; state and local laws that require the registration of biopharmaceutical sales representatives; and state and foreign laws governing the privacy and security of health and other personal information, some of which may be more stringent than those in the United States (such as the European Union’s General Data Protection Regulation (Regulation (EU) 2016/679), or GDPR, which became effective in May 2018, or the United Kingdom’s General Data Protection Regulation, or UK GDPR) in certain circumstances, and may differ from each other in significant ways and often are not preempted by HIPAA, thus complicating compliance efforts.

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

It is possible that governmental and enforcement authorities will conclude that our business practices, including our arrangements with physicians and other healthcare providers, some of whom may receive share options as compensation for services provided, may not comply with current or future statutes, regulations or case law interpreting applicable fraud and abuse or other healthcare laws and regulations. If our operations are found to be in violation of any of the laws described above or any other government regulations that apply to us, we may be subject to significant sanctions, including civil, criminal and administrative penalties, damages, fines, disgorgement, imprisonment, reputational harm, exclusion from participation in federal and state funded healthcare programs, contractual damages and the curtailment or restricting of our operations, as well as additional reporting obligations and oversight if we become subject to a corporate integrity agreement or other agreement to resolve allegations of non-compliance with these laws. Further, if any of the physicians or other healthcare providers or entities with whom we expect to do business are found to be not in compliance with applicable laws, they may be subject to similar penalties. Any action for violation of these laws, even if successfully defended, could cause us to incur significant legal expenses and divert management’s attention from the operation of the business. In addition, the approval and commercialization of any product candidate we develop outside the United States will also likely subject us to foreign equivalents of the healthcare laws mentioned above, among other foreign laws. All of these could harm our ability to operate our business and our financial results.

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

Additionally, in June 2018, the State of California enacted the California Consumer Privacy Act of 2018, or CCPA, which came into effect on January 1, 2020 and provides new data privacy rights for California consumers (as that term is defined in the legislation) and new operational requirements for companies that process information of California residents, which may increase our compliance costs and potential liability. The CCPA gives California residents expanded rights to access and delete their personal information, opt out of certain personal information sharing, and receive detailed information about how their personal information is used. The CCPA provides for civil penalties for violations, as well as a private right of action and statutory damages for data breaches that is expected to increase data breach litigation. While there is currently an exception under the CCPA for protected health information that is subject to HIPAA and clinical trial regulations, as currently written, the CCPA may nevertheless impact certain of our business activities depending on how the CCPA will be interpreted, and exemplifies the vulnerability of our business to the evolving regulatory environment related to personal information. In addition, the California Privacy Rights Act of 2020, or CPRA, which went into effect on January 1, 2023, imposes additional obligations on companies covered by the legislation and significantly modifies the CCPA, including by expanding consumers’ rights with respect to certain sensitive personal information. The CPRA also creates a new state agency that is vested with authority to implement and enforce the CCPA and CPRA. Some observers have noted that the CCPA and CPRA could mark the beginning of a trend toward more stringent state privacy legislation in the United States, which could increase our potential liability and adversely affect our business. Other states, such as Nevada, New Hampshire, Washington, Illinois and Nebraska, and the U.S. federal government are considering comprehensive privacy laws, and on January 1, 2023, the Virginia Consumer Data Protection Act, or CDPA, became effective. The CDPA contains provisions that require businesses subject to the legislation to conduct data protection assessments in certain circumstances and that require opt-in consent from Virginia consumers to process certain sensitive personal information. In addition, on July 8, 2021, Colorado enacted the Colorado Privacy Act, or the CoPA. The CoPA is set to take effect on July 1, 2023. The CDPA, CoPA and such other proposed legislation, if enacted, may add additional complexity, variation in requirements, restrictions and potential legal risk, require additional investment of resources in compliance programs, impact strategies and the availability of previously useful data and could result in increased compliance costs and/or changes in business practices and policies.

The collection, use, storage, disclosure, transfer , or other processing of personal data (including health data processed in the context of clinical trials) regarding EU data subjects in the European Economic Area, or EEA, and/or carried out in the context of our establishment in any EEA member state, is subject to the GDPR, and any legislation which amends, extends, consolidates, re-enacts or replaces the GDPR from time to time.

The GDPR is wide-ranging in scope and imposes numerous additional requirements on companies that process personal data of individuals residing in Europe, including imposing special requirements in respect of the processing of health and other sensitive data, requiring that consent of individuals to whom the personal data relates is obtained in certain circumstances, requiring additional disclosures to individuals regarding data processing activities, requiring that appropriate safeguards are implemented to protect the security and confidentiality of personal data, creating mandatory data breach notification requirements in certain circumstances, and requiring that certain measures (including contractual requirements) are put in place when engaging third-party data processors. The GDPR permits data protection authorities to impose large penalties for violations of the GDPR, including potential fines of up to EUR 20 million or 4% of annual global revenue, whichever is greater, and up to the greater of GBP 17.5 million or 4% of annual global revenue in the case of noncompliance with the UK GDPR. The GDPR and the UK GDPR also provide individuals with various rights in respect of their personal data, including rights of access, erasure, portability, rectification, restriction and objection, and confer a private right of action on data subjects and consumer associations to lodge complaints with supervisory authorities, seek judicial remedies, and obtain compensation for damages resulting from violations of the GDPR and UK GDPR. The GDPR and UK GDPR requirements apply not only to third-party transactions, but also to transfers of information between us and our subsidiaries, including employee information.

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

Further, the United Kingdom’s withdrawal from the European Union and European Economic Area on January 31, 2020 has created uncertainty with regard to data protection regulation in the United Kingdom. As of January 1, 2021, we are also subject to the UK GDPR and UK Data Protection Act of 2018, which retains the EU GDPR in the United Kingdom’s national law. In particular, the collection, use, storage, disclosure, transfer, or other processing of personal data (including health data processed in the context of clinical trials) regarding data subjects in the United Kingdom and/or carried out in the context of the activities of our establishment in the United Kingdom is subject to the UK GDPR and the UK Data Protection Act of 2018. With respect to transfers of personal data from the European Economic Area, on June 28, 2021, the European Commission issued an adequacy decision in respect of the United Kingdom’s data protection framework, enabling data transfers from EU member states to the United Kingdom to continue without requiring organizations to put in place contractual or other measures in order to lawfully transfer personal data between the territories. While this adequacy decision will automatically expire on 27 June 2025 (unless renewed by the European Commission before then), the European Commission may unilaterally revoke the adequacy decision at any point, and if this occurs it could lead to additional costs and increase our overall risk exposure. Other countries have also passed or are considering passing laws requiring local data residency or restricting the international transfer of data.

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

In the United States and in some foreign jurisdictions, there have been, and likely will continue to be, a number of legislative initiatives and regulatory changes regarding the healthcare system directed at broadening the availability of healthcare, improving the quality of healthcare, and containing or lowering the cost of healthcare. For example, in March 2010, the Patient Protection and Affordable Care Act, or ACA was enacted, which substantially changed the way healthcare is financed by both governmental and private insurers, and significantly impacted the U.S. biopharmaceutical industry.

Since its enactment, there have been numerous judicial, administrative, executive and legislative challenges to certain aspects of the ACA. On June 17, 2021, the U.S. Supreme Court dismissed a challenge on procedural grounds that argued that the ACA is unconstitutional in its entirety because the individual mandate was repealed by Congress. Thus, the ACA will remain in effect in its current form. Further, prior to the U.S. Supreme Court ruling, on January 28, 2021, President Biden issued an executive order to initiate a special enrollment period for purposes of obtaining health insurance coverage through the ACA marketplace. The executive order also instructed certain governmental agencies to review and reconsider their existing policies and rules that limit access to healthcare, including among others, reexamining Medicaid demonstration projects and waiver programs that include work requirements, and policies that create unnecessary barriers to obtaining access to health insurance coverage through Medicaid or the ACA. It is possible that the ACA will be subject to additional challenges. It is unclear how any such challenges will impact the ACA and our business.

In addition, other legislative changes have been proposed and adopted in the United States since the ACA was enacted. For example, on August 2, 2011, the Budget Control Act of 2011, among other things, created measures for spending reductions by Congress. A Joint Select Committee on Deficit Reduction, tasked with recommending a targeted deficit reduction of at least $1.2 trillion for the years 2013 through 2021, was unable to reach required goals, thereby triggering the legislation’s automatic reduction to several government programs, including aggregate reductions of Medicare payments to providers of up to 2% per fiscal year. These reductions went into effect on April 1, 2013 and, due to subsequent legislative amendments to the statute, will remain in effect through 2031, unless additional Congressional action is taken. On January 2, 2013, the American Taxpayer Relief Act of 2012 was signed into law, which, among other things, further reduced Medicare payments to several types of providers, including hospitals and cancer treatment centers, and increased the statute of limitations period for the government to recover overpayments to providers from three to five years.

Moreover, payment methodologies may be subject to changes in healthcare legislation and regulatory initiatives. For example, CMS may develop new payment and delivery models, such as bundled payment models. There has been heightened governmental scrutiny over the manner in which manufacturers set prices for their products, which culminated in the enactment of the Inflation Reduction Act, or the IRA, in August 2022, which will, among other things, allow HHS to negotiate the selling price of certain drugs and biologics that CMS reimburses under Medicare Part B and Part D, although only high-expenditure single-source drugs that have been approved for at least 7 years (11 years for biologics) can be selected by CMS for negotiation, with the negotiated price taking effect two years after the selection year. The negotiated prices, which will first become effective in 2026, will be capped at a statutory ceiling price. Beginning in October 2022 Medicare Part D and January 2023 for Medicare Part B, the IRA will also penalize drug manufacturers that increase prices of Medicare Part D and Part B drugs at a rate greater than the rate of inflation. The IRA will also eliminate, beginning in 2025, the coverage gap under Medicare Part D by significantly lowering the enrollee maximum out-of-pocket cost and requiring manufacturers to subsidize, through a newly established manufacturer discount program, 10% of Part D enrollees’ prescriptions costs for brand drugs below the out-of-pocket maximum, and 20% once the out-of-pocket maximum has been reached. The IRA permits the Secretary of HHS to implement many of these provisions through guidance, as opposed to regulation, for the initial years. Manufacturers that fail to comply with the IRA may be subject to various penalties, including civil monetary penalties. The IRA also extends enhanced subsidies for individuals purchasing health insurance coverage in ACA marketplaces through plan year 2025. These provisions take effect progressively starting in 2023, although they may be subject to legal challenges.

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

In the United Kingdom, medical devices will continue to be regulated by laws equivalent to the EU directives and the government is planning to introduce new UK Medical Device Regulations by July 2024. As a result, manufacturers whose medical devices have a ‘CE’ marking, which certifies their compliance with MDR, will be able to continue placing their devices in the market in Great Britain until June 30, 2024. The new UK Medical Device Regulations, when enacted, will impose an additional regulatory burden for any products we intend to market in Great Britain, whereas we expect that Northern Ireland will remain subject to the MDR. The position with respect to Northern Ireland may change in light of the Windsor Framework agreed on February 27, 2023, however this is currently unclear.

In addition, the European Union adopted the Clinical Trials Regulation, or Regulation 536/2014, or CTR, in April 2014, which became applicable on January 31, 2022. The CTR is directly applicable in all the EU member states, and repeals the Clinical Trials Directive. The CTR outlines a transitional timeline:

•	for the period beginning on January 31, 2022 and ending on January 31, 2023, all clinical trial applications could be made either under the Clinical Trials Directive or under the CTR;

•	from January 31, 2023, all initial clinical trial applications must be submitted under the CTR alone; and

•
from January 31, 2023 to January 31, 2025, ongoing clinical trials authorized under the Clinical Trials Directive can remain under the Clinical Trials Directive or can transition to the CTR. However, as of January 31, 2023, no new national clinical trial applications can be submitted under the Clinical Trials Directive 2001/20/EC. Consequently, if the sponsor chose to submit the clinical trial application under the Clinical Trials Directive during the one-year transition period which ended on January 31, 2023, a new EU member state can only be added to the clinical trial after January 31, 2023 once the entire clinical trial has been transferred to CTIS. Further, substantial amendments to trials authorized under the Clinical Trials Directive are permitted until January 31, 2025; and by January 31, 2025, all ongoing clinical trials will be required to have transitioned to the CTR.

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

Disruptions at the FDA and other agencies may also slow the time necessary for new drugs to be reviewed or approved by necessary government agencies, which would adversely affect our business. For example, over the last several years, the U.S. federal government has shut down several times and certain regulatory agencies, such as the FDA have had to furlough critical employees and stop critical activities. Separately, in response to the COVID-19 pandemic, for a period of time, the FDA temporarily postponed most inspections of foreign manufacturing facilities along with routine surveillance inspections of domestic manufacturing facilities. The FDA has since developed a rating system to determine what categories of regulatory activity can take place in a given geographic region. As of May 2021, the FDA is either continuing, on a case-by-case basis, to conduct “mission-critical” inspections (foreign and domestic) or, where possible to do so safely, resuming prioritized domestic inspections, which generally include preapproval, pre-license, surveillance, and for-cause inspections. In February 2022, the FDA stated that limited staff resources and increased workload associated with COVID-19 impacted its ability to meet user fee performance goals. Since April 2021, the FDA has conducted limited inspections and has employed remote interactive evaluations, using risk management methods, to meet user fee commitments and goal dates. In February 2022, the FDA announced that it would resume routine domestic inspections. Ongoing travel restrictions and other uncertainties continue to impact oversight operations abroad and it is unclear when standard operational levels will resume. The FDA is continuing to complete mission-critical work, prioritize other higher-tiered inspectional needs (e.g., for-cause inspections), and carry out surveillance inspections using risk-based approaches for evaluating public health. Regulatory authorities outside the United States may adopt similar restrictions or other policy measures in response to the COVID-19 pandemic and may experience delays in their regulatory activities. If a prolonged government shutdown occurs, or if global health concerns continue to prevent the FDA or other regulatory authorities from conducting their regular inspections, reviews or other regulatory activities, it could significantly impact the ability of the FDA to timely review and process our regulatory submissions, which could have a material adverse effect on our business. Further, in our operations as a public company, future government shutdowns could impact our ability to access the public markets and obtain necessary capital in order to properly capitalize and continue our operations.

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

For instance, Great Britain is no longer covered by the centralized procedures for obtaining EEA-wide marketing and manufacturing authorizations from the EMA (under the Northern Irish Protocol, centralized marketing authorizations will continue to be recognized in Northern Ireland, although it is possible that the text of the Northern Irish Protocol may be reinterpreted) and a separate process for authorization of drug products is required in Great Britain, resulting in an authorization covering the United Kingdom or Great Britain only. Any delay in obtaining, or an inability to obtain, any regulatory approvals, as a result of Brexit or otherwise, would prevent us from commercializing our product candidates in the United Kingdom and restrict our ability to generate revenue and achieve and sustain profitability. The majority of our nonclinical and manufacturing work is done by CMOs in the United Kingdom. In particular, the United Kingdom no longer being a part of the EU customs union may result in delays in importation and exportation of our clinical trial materials product candidates, and disruption of the supply chain for our clinical trial materials and product candidates. If any of these outcomes occurs, we may be forced to restrict or delay efforts to seek regulatory approval in the United Kingdom and/or European Union for our product candidates, which could significantly and materially harm our business. On February 27, 2023, the European Commission and the Government of the United Kingdom reached a political agreement in principle (but not final agreement) on the so-called Windsor Framework. This includes a set of proposed joint solutions aimed at addressing various practical issues. The new arrangement is expected to be implemented through a series of legal instruments which will aim to ensure stability and predictability while maintaining the integrity of the EU’s Single Market. The status of the Windsor Framework remains subject to confirmation and the position remains uncertain at this time.

The United Kingdom’s withdrawal from the European Union and its consequences could adversely impact customer confidence resulting in customers reducing their spending budgets on our product candidates, if approved, which could adversely affect our business, financial condition, results of operations and could adversely affect the market price of our ordinary shares.

If we or any third parties working with mebufotenin (5-methoxy-N,N-dimethyltryptamine, or 5-MeO-DMT) whom we engage fail to comply with environmental, health and safety laws and regulations, we could become subject to fines or penalties or incur costs that could harm our business.

We, and third parties working on our behalf, are subject to numerous environmental, health and safety laws and regulations, including those governing laboratory procedures and the handling, use, storage, treatment and disposal of hazardous materials and wastes. From time to time and in the future, our operations and the operations of third parties operating on our behalf may involve the use of hazardous and flammable materials, including chemicals and biological materials, and may also produce hazardous waste products. Even if we contract with third parties for the disposal of these materials and waste products, we cannot completely eliminate the risk of contamination or injury resulting from these materials. In particular, there is limited toxicology data on mebufotenin, and the risk of contamination and injury is higher as we and third parties working on our behalf work with mebufotenin in its aerosolized form. In the event of contamination or injury resulting from the use or disposal of our hazardous materials, we could be held liable for any resulting damages, and any liability could exceed our resources. We also could incur significant costs associated with civil or criminal fines and penalties for failure to comply with such laws and regulations.

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

We do not currently own or exclusively license any issued patents, and we cannot be certain that patents will be issued or granted with respect to our or any of our future licensors’ pending and future patent applications, or that issued or granted patents will not later be found to be invalid or unenforceable. The patent position of companies like ours is generally uncertain because it involves complex legal and factual considerations and has, in recent years, been the subject of much litigation. As a result, the issuance, scope, validity, enforceability and commercial value of our patent rights is highly uncertain. The standards applied by the European Patent Office, the United States Patent and Trademark Office, or USPTO, and foreign patent offices in granting patents are not always applied uniformly or predictably. For example, there is no uniform worldwide policy regarding patentable subject matter or the scope of claims allowable in pharmaceutical patents. Consequently, patents may not issue from our pending patent applications, and even if they do issue, such patents may not issue in a form that effectively prevents others from developing or commercializing competing therapies. As such, we do not know the degree of future protection that we will have on our proprietary therapies. This risk is further heightened with respect to our GH001, GH002 and GH003 product candidates given that mebufotenin (5-methoxy-N,N-dimethyltryptamine, or 5-MeO-DMT) is a naturally occurring substance and therefore is not subject to patent protection.

The patent prosecution process is expensive, complex and time-consuming, and we and any of our third-party licensors, licensees, or collaboration partners may not be able to prepare, file and prosecute all necessary or desirable patent applications at a reasonable cost or in a timely manner. It is also possible that we or our licensors, licensees or collaboration partners will fail to identify patentable aspects of inventions made in the course of research, development or commercialization activities before it is too late to pursue patent protection on them. In addition, although we enter into non-disclosure and confidentiality agreements with parties who have access to confidential or patentable aspects of our research and development output, such as our employees, corporate collaborators, outside scientific collaborators, contract manufacturers, consultants, advisers, and other third parties, any of these parties may breach these agreements and disclose such output before a patent application is filed, thereby jeopardizing our ability to seek patent protection. Furthermore, publications of discoveries in the scientific literature often lag behind the actual discoveries, and patent applications in the United States and other jurisdictions are typically not published until 18 months after filing, or in some cases not published until and unless granted. Therefore, we cannot be certain that we were the first to make the inventions claimed in our patents or pending patent applications, or that we were the first to file for patent protection of such inventions. Similarly, we cannot be certain that for any in-licensed patents or pending patent applications, the named applicant(s) were the first to make the inventions claimed in such patents or pending patent applications or that the named applicant(s) were the first to file for patent protection for such inventions.

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

We may be subject to claims by third parties asserting that we or our employees, consultants or advisers have misappropriated their intellectual property, including trade secrets, or claiming ownership of what we regard as our own intellectual property.

Many of our consultants, advisers and employees, including our senior management, were previously employed at other biotechnology or pharmaceutical companies, including our competitors and potential competitors. Some of these individuals executed proprietary rights, non-disclosure and non-competition agreements in connection with such previous employment. Although we intend that our consultants, advisers and employees do not use proprietary information or know-how of their former employers while working for us, we may be subject to claims that we or these individuals have used or disclosed confidential information or intellectual property, including trade secrets or other proprietary information, of any such individual’s former employer. Litigation may be necessary to defend against these claims, regardless of their merit, and we cannot predict whether we would prevail in any such actions. If we fail in prosecuting or defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights or personnel or sustain damages, our development and commercialization efforts may be prevented or delayed, and we could be required to obtain a license from such third party to commercialize our therapies or other technologies. Such a license may not be available on commercially reasonable terms or at all. Even if we successfully prosecute or defend against such claims, litigation could result in substantial costs and distract our management from its day-to-day activities, and may cause negative publicity.

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

For our GH001 inhaled product candidate, we currently acquire the device used to create the inhaled aerosol from a third party. The device and our uses thereof may be covered by one or more patents issued to such third party or other third parties, or other intellectual property rights of such third party or other third parties. We do not currently have a commercial supply agreement with this third party, nor have we established license agreements with any alternative provider of a suitable device. In 2021, we initiated the development of a proprietary aerosol delivery device for GH001 for use in our pivotal clinical trial program and for commercial use. Based on recent development progress, we now expect to submit an IND for GH001, delivered with this proprietary device, in the third quarter of 2023. Further, for GH002 and GH003 and any future delivery platforms that include the use of a device, we plan to either license or acquire the required delivery devices from third parties or work with a contract development and manufacturing organization, or CDMO, to develop such device and establish manufacturing capabilities for such device. However, we may not be able to in-license the relevant technology, acquire the required delivery device or develop a proprietary delivery device, and our competitive position may suffer if we are unable to obtain necessary commercial supply agreements, licenses, or development agreements with the third parties.

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

Additionally, the U.S. Supreme Court has ruled on several patent cases in recent years, either narrowing the scope of patent protection available in certain circumstances or weakening the rights of patent owners in certain situations. In addition to increasing uncertainty with regard to our ability to obtain patents in the future, this combination of events has created uncertainty with respect to the value of patents, once obtained. Depending on future actions by the U.S. Congress, the federal courts and the USPTO, or similar authorities in foreign jurisdictions, the laws and regulations governing patents could change in unpredictable ways that could weaken our ability to obtain new patents or to enforce patents that we might obtain in the future. In particular, Europe's imminent Unified Patent Court, or UPC, may give rise to unpredictabilities relating to our ability to enforce our existing patent applications and any patents that we might obtain in the future. It is expected that this new court will come into force in 2023, and while it is intended to bring significant benefits to patent holders, including greater efficiency and certainty to patent enforcement in the UPC signatory states, it will also provide parties with a new means by which to centrally revoke European patents. As it is a new court with no established body of case law, the full scope of patent rights and remedies that will be afforded to patentees under the UPC will not become clear for a number of years. We will have the ability to opt our patents out of this system for the first seven years of its existence but doing so might preclude us from availing of the advantages this jurisdiction has to offer.

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

To protect this type of information against disclosure or misappropriation by third parties and our competitors, our policy is to require our employees, consultants, contractors and advisers to enter into confidentiality agreements with us. However, we cannot guarantee that we have entered into such agreements with each party that may have or have had access to our trade secrets or confidential know-how. Also, current or former employees, consultants, contractors and advisers may unintentionally or willfully disclose our trade secrets and confidential know-how to our competitors and other third parties or breach such agreements, and we may not be able to obtain an adequate remedy for such breaches. Monitoring unauthorized uses and disclosures is difficult, and enforcing a claim that a third party illegally obtained and is using our trade secrets or confidential know-how is difficult, expensive, time-consuming and unpredictable. The enforceability of confidentiality agreements may vary from jurisdiction to jurisdiction and courts outside the United States are sometimes less willing to protect trade secrets. Furthermore, if a competitor or other third party lawfully obtained or independently developed any of our trade secrets or confidential know-how, we would have no right to prevent such competitor or other third party from using that technology or information to compete with us, which could harm our competitive position. Additionally, if the steps taken to maintain our trade secrets are deemed inadequate, we may have insufficient recourse against third parties for misappropriating such trade secrets. If any of our trade secrets were to be disclosed to, or independently developed by a competitor or other third party, or if we otherwise lose protection for our trade secrets, the value of this information may be greatly reduced and our competitive position would be materially and adversely harmed.

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

The third parties conducting nonclinical studies and clinical trials on our behalf are not our employees, and except for remedies available to us under our agreements with such contractors, we cannot control whether or not they devote sufficient time, skill and resources to our ongoing development programs. These outside contractors may not assign as great a priority to our programs or pursue them as diligently as we would if we were undertaking such programs ourselves. These contractors may also have relationships with other commercial entities, including our competitors, for whom they may also be conducting clinical trials or other drug development activities, which could impede their ability to devote appropriate time to our clinical programs. If these third parties, including clinical investigators, do not successfully carry out their contractual duties, meet expected deadlines or conduct our clinical trials in accordance with regulatory requirements or our stated protocols, we may not be able to obtain, or may be delayed in obtaining, regulatory approvals for our product candidates. If that occurs, we will not be able to, or may be delayed in our efforts to, successfully commercialize our product candidates. In such an event, our financial results and the commercial prospects for any product candidates that we seek to develop could be harmed, our costs could increase and our ability to generate revenues could be delayed, impaired or foreclosed.

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

The spread of an infectious disease, including COVID-19, may also result in the inability of our suppliers to deliver components or raw materials on a timely basis or at all. In addition, hospitals may reduce staffing and reduce or postpone certain treatments in response to the spread of an infectious disease. Such events may result in a period of business disruption, and in reduced operations, or doctors and medical providers may be unwilling to participate in our clinical trials, any of which could materially affect our business, financial condition and results of operations. For example, due to local restrictions in the Netherlands, we were forced take a three-month break in patient recruitment in our completed Phase 1/2 clinical trial in patients with TRD in 2020. We continue to closely monitor the COVID-19 pandemic as we evolve our business continuity plans, clinical development plans and response strategy. The extent to which the COVID-19 pandemic impacts our business will depend on future developments, which are highly uncertain and cannot be predicted with confidence, including new information which may emerge concerning the duration of the pandemic, the emergence of additional, including potentially more infectious, variants, and the actions to contain the coronavirus or treat its impact, among others. At present, we are not experiencing significant impact or delays from the COVID-19 pandemic on our business, operations and, if approved, commercialization plans. In addition, we have taken steps to mitigate against COVID-19 pandemic-related delays, and may take such measures again if necessary, intended to help minimize the risk of the virus to our employees, including temporarily requiring all employees to work remotely, suspending all non-essential travel worldwide for our employees, and discouraging employee attendance at industry events and in-person work-related meetings, which could negatively affect our business. In particular, our remote work arrangements for employees, coupled with stay-at-home orders and quarantines, pose challenges for those employees and our information technology, or IT, systems, and extended periods of remote work arrangements could strain our business continuity plans, introduce operational risk, including cybersecurity and IT systems management risks. Finally, an ongoing pandemic may also cause the risks associated with our industry and business described herein and in our other public filings to become more significant.

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

We rely on consultants and advisers, including scientific and clinical advisers, to assist us in formulating our research and development and commercialization strategies. Our consultants and advisers may be employed by other entities and may have commitments under consulting or advisory contracts with those entities that may limit their availability to us. If we are unable to continue to attract and retain highly qualified personnel, our ability to develop and commercialize our product candidates will be limited.

We only have a limited number of employees to manage and operate our business. If we are unable to hire or to retain adequate personnel, then we may not be able to meet our operational goals.

As of December 31, 2022, we had thirty-two employees and a large part of our development efforts remains outsourced to consultants, CMOs and CROs, aiming to optimize cash utilization and to manage and operate our business in a highly efficient manner. We cannot ensure that we will be able to hire and/or retain adequate staffing levels to develop GH001, GH002 and GH003 or other potential product candidates, or to run our operations and/or to accomplish all of the objectives that we otherwise would seek to accomplish.

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

Moreover, at the end of 2021 and into 2022, tensions between both Europe and Russia and the United States and Russia escalated when Russia amassed large numbers of military ground forces and support personnel on the Ukraine-Russia border and, in February 2022, Russia invaded Ukraine. In response, the North Atlantic Treaty Organization, or NATO, has deployed additional military forces to Eastern Europe, including to Lithuania, and the Biden administration announced certain sanctions against Russia. The invasion of Ukraine and the retaliatory measures that have been taken, or could be taken in the future, including the imposition of new and stricter sanctions, by the United States, NATO, the European Union, the United Kingdom and other countries and organizations against officials, individuals, regions and industries in Russia or Ukraine have created global security concerns that could result in a regional conflict and otherwise have a lasting impact on regional and global economies, any or all of which could disrupt our supply chain, adversely affect our ability to conduct ongoing and future clinical trials of our product candidates, adversely affect our ability to commercialize our products (subject to regulatory approval) in any region impacted by these developments and adversely impact our ability to raise capital on favorable terms or at all.

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

We, our collaborators, our CROs, third-party logistics and service providers, distributors, suppliers and other contractors and consultants utilize IT systems and networks to process, transmit and store electronic information in connection with our business activities. If our privacy, data protection, or information security measures (or those of any third parties that handle our sensitive information) are inadequate or are breached as a result of third-party action, employee or contractor error, malfeasance, malware, system error, software bugs or defects in our products, trickery, process failure or otherwise, third parties gaining access to employee accounts using stolen or inferred credentials, computer malware, viruses, spamming, phishing attacks or other means, and deliberate attacks and attempts to gain unauthorized access to computer systems and networks, and, as a result, there is improper disclosure of, or someone obtains unauthorized access to sensitive information, including personally identifiable information or protected health information, or if we suffer a ransomware or advanced persistent threat attack, or if any of the foregoing is reported or perceived to have occurred, our reputation and business could be damaged, we could incur significant costs associated with remediation and the implementation of additional security measures, we may incur significant liability and financial loss, and be subject to regulatory scrutiny, investigations, proceedings, lawsuits and penalties. While we are not aware of any such system failure, accident or security breach to date, if such an event were to occur and cause interruptions in our operations, it could result in a material disruption of our drug development programs. These threats pose a risk to the security of our, our collaborators’ and our CROs’, third-party logistics and service providers’, distributors’, suppliers’ and other contractors’ and consultants’ systems and networks, and the confidentiality, availability and integrity of our data. There can be no assurance that we will be successful in preventing cyber-attacks or successfully mitigating their effects. Similarly, there can be no assurance that our collaborators, CROs, third-party logistics providers, distributors and other contractors and consultants will be successful in protecting our clinical and other data that is stored on their systems. Any cyber-attack, data breach, inaccessibility or destruction or loss of data could result in a violation of applicable U.S. and international privacy, data protection and other laws, and subject us to litigation and governmental investigations and proceedings by federal, state and local regulatory entities in the United States and by international regulatory entities, resulting in exposure to material civil and/or criminal liability. Further, our general liability insurance and corporate risk program may not cover all potential claims to which we are exposed and may not be adequate to indemnify us for all liability that may be imposed; and could have a material adverse effect on our business and prospects. For example, the loss of clinical trial data from completed, ongoing or planned clinical trials for any of our product candidates could result in delays in our development and regulatory approval efforts and significantly increase our costs to recover or reproduce the data. In addition, we may suffer reputational harm or face litigation or adverse regulatory action as a result of cyber-attacks or other data security breaches and may incur significant additional expense to implement further data protection measures.

Risks Related to the Ownership of Our Ordinary Shares

There has been an active, liquid trading market for our ordinary shares for only a short period of time, which may limit your ability to sell your shares.

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

The price of the securities of publicly traded emerging pharmaceutical and drug discovery and development companies has been highly volatile and is likely to remain highly volatile in the future. The market price of our ordinary shares may fluctuate significantly due to a variety of factors, including the following:

•	positive or negative results of testing and clinical trials by us, strategic partners or competitors;

•	delays in entering into strategic relationships with respect to development or commercialization of our GH001, GH002 and GH003 product candidates or any future product candidates;

•	entry into strategic relationships on terms that are not deemed to be favorable to us;

•	technological innovations or commercial therapeutic introductions by competitors;

•	changes in government regulations and healthcare payment systems;

•	developments concerning proprietary rights, including patent and litigation matters;

•	public concern relating to the commercial value or safety of any of our GH001, GH002 and GH003 product candidates or any future product candidates;

•	negative publicity or public perception of the use of mebufotenin (5-methoxy-N,N-dimethyltryptamine, or 5-MeO-DMT) as a medical treatment;

•	financing or other corporate transactions, or the failure to obtain financing or enter into other corporate transactions;

•	publication of research reports or comments by securities or industry analysts;

•	the trading volume of our ordinary shares on the Nasdaq Global Market (referred to herein as Nasdaq);

•	sales of our ordinary shares by us, members of our senior management and directors or our shareholders or the anticipation that such sales may occur in the future;

•	general market conditions in the pharmaceutical industry or in the economy as a whole;

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

As of December 31, 2022, our officers, directors, 5% holders and their affiliates represented beneficial ownership, in the aggregate, of approximately 83.3% of our total outstanding ordinary shares, including 28.5% held by Florian Schönharting, the chairman of our Board of Directors. As a result, these parties may be able to determine all matters requiring shareholder approval. For example, these shareholders may be able to exert control over our business, including significant corporate actions such as mergers, schemes of arrangement, sales of substantially all of our assets, and election, re-election and removal of directors. This may prevent or discourage unsolicited acquisition proposals or offers for our ordinary shares, or other such changes in control, that you may feel are in your best interest. The interests of this group of shareholders may not always coincide with your interests or the interests of other shareholders and they may act in a manner that advances their best interests and not necessarily those who purchase ordinary shares in the future, including seeking a premium value for their ordinary shares, and might affect the prevailing market price for our ordinary shares.

For more information regarding our principal shareholders and their affiliated entities, see “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders.”

We have never paid cash dividends, do not anticipate paying any cash dividends and our ability to pay dividends, or repurchase or redeem our ordinary shares, is limited by law.

We have never declared or paid cash dividends on our ordinary shares and do not anticipate paying any dividends on our ordinary shares in the foreseeable future. Any determination to pay dividends in the future will be at the sole discretion of our Board of Directors after considering our financial condition, results of operations, capital requirements, contractual restrictions, general business conditions and other factors our Board of Directors deems relevant, and subject to compliance with applicable laws, including the Irish Companies Act 2014 (as amended), (referred to herein as the Irish Companies Act), which requires Irish companies to have distributable reserves  equal to or greater than the amount of the proposed dividend. Distributable reserves are the accumulated realized profits of the company that have not previously been utilized in a distribution or capitalization less accumulated realized losses that have not previously been written off in a reduction or reorganization of capital. In addition, we cannot pay any dividend unless our net assets are not less than the aggregate of our called up share capital plus undistributable reserves and the dividend does not reduce our net assets below such aggregate. Undistributable reserves include the company’s undenominated capital (effectively its share premium and capital redemption reserve) and the amount by which the company’s accumulated unrealized profits, so far as not previously utilized by any capitalization, exceed the company’s accumulated unrealized losses, so far as not previously written off in a reduction or reorganization of capital.

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

Future sales of a substantial number of our ordinary shares, or the perception that such sales will occur, could cause a decline in the market price of our ordinary shares. As of December 31, 2022, we had 52,020,849 ordinary shares outstanding.

We intend to file one or more registration statements with the SEC covering ordinary shares available for future issuance under our equity incentive plans. Upon effectiveness of such registration statements, any ordinary shares subsequently issued under such plans will be eligible for sale in the public market, subject to compliance with Rule 144 of the Securities Act. We entered into a registration rights agreement pursuant to which we granted demand, short form and piggyback registration rights to our existing shareholders. Sales of a large number of the ordinary shares issued under these plans or by existing shareholders pursuant to the registration rights agreement in the public market could have an adverse effect on the market price of our ordinary shares. These sales might also make it more difficult for us to issue or sell equity or equity-related securities in the future at a time and a price that we deem appropriate. If such ordinary shares are sold, or if it is perceived that they will be sold, in the public market, the trading price of our ordinary shares could decline substantially. For more information on our equity incentive plans and registration rights agreement, see “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Registration Rights Agreement” and “Item 6. Directors, Senior Management and Employees—B. Compensation—Equity Incentive Plans,” respectively.

Shareholders could be diluted in the future if we increase our issued share capital because of the disapplication of statutory preemption rights. In addition, shareholders in certain jurisdictions, including the United States, may not be able to exercise their preemption rights even if those rights have not been disapplied.

As a matter of Irish law, holders of our ordinary shares will have a preemption right with respect to any issuance of our ordinary shares for cash consideration or the granting of rights to subscribe for our ordinary shares for cash consideration, unless such preemption right is disapplied, in whole or in part, either in our Constitution (a copy of which is filed as an exhibit to this Annual Report) or by resolution of our shareholders at a general meeting of shareholders or otherwise. We have opted out of these preemption rights in the Constitution as permitted under Irish company law (for a period of five years from the date of adoption of our Constitution). Thus, our Board of Directors will be permitted to issue up to all of our authorized but unissued share capital on a non-preemptive basis for cash consideration at any stage during the period of five years after the date of adoption of the Constitution. In addition, even if the disapplication of preemption rights contained in the Constitution expires (and is not renewed by shareholders at a general meeting) or is terminated by our shareholders in a general meeting, due to laws and regulations in certain jurisdictions outside Ireland, shareholders in such jurisdictions may not be able to exercise their preemption rights unless we take action to register or otherwise qualify the rights offering under the laws of that jurisdiction. For example, in the United States, U.S. holders of our ordinary shares may not be able to exercise preemption rights unless a registration statement under the Securities Act is effective with respect to our ordinary shares issuable upon exercise of such rights or an exemption from the U.S. registration requirements is available. If shareholders in such jurisdictions are unable to exercise their preemption rights, their ownership interest would be diluted. Any future issuance of shares or debt instruments convertible into shares where preemption rights are not available or are excluded would result in the dilution of existing shareholders and reduce the earnings per share, which could have a material adverse effect on the price of shares.

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

We are incorporated and have our registered office in, and are currently existing under the laws of, Ireland. In addition, certain members of our Board of Directors and senior management are non-residents of the United States, and all or a substantial portion of our assets and the assets of such persons are located outside the United States. As a result, it may not be possible to serve process on such persons or us in the United States or to enforce judgments obtained in U.S. courts against them or us based on civil liability provisions of the securities laws of the United States. As a result, it may not be possible for investors to effect service of process within the United States upon such persons or to enforce judgments obtained in U.S. courts against them or us, including judgments predicated upon the civil liability provisions of the U.S. federal securities laws.

The United States and Ireland do not currently have a treaty providing for recognition and enforcement of judgments (other than arbitration awards) in civil and commercial matters. Consequently, a final judgment for payment given by a court in the United States, whether or not predicated solely upon U.S. securities laws, would not automatically be recognized or enforceable in Ireland. In addition, uncertainty exists as to whether Irish courts would entertain original actions brought in Ireland against us or our directors or senior management predicated upon the securities laws of the United States or any state in the United States. Any final and conclusive monetary judgment for a definite sum obtained against us in U.S. courts would be treated by Irish courts as a cause of action in itself and sued upon as a debt at common law so that no retrial of the issues would be necessary, provided that certain requirements are met. Whether these requirements are met in respect of a judgment based upon the civil liability provisions of U.S. securities laws, including whether the award of monetary damages under such laws would constitute a penalty is an issue subject to determination by the court making such decision. If an Irish court gives judgment for the sum payable under a U.S. judgment, the Irish judgment will be enforceable by methods generally available for this purpose. These methods generally permit the Irish court discretion to prescribe the manner of enforcement.

As a result, U.S. investors may not be able to enforce against us or our senior management, Board of Directors or certain experts named herein who are residents of Ireland or countries other than the United States any judgments obtained in U.S. courts in civil and commercial matters, including judgments under the U.S. federal securities laws.

We believe that we were a PFIC for our 2022 taxable year, and we anticipate that we will likely be a PFIC in 2023 and potentially also in future years, which could subject U.S. investors in our ordinary shares to significant adverse U.S. federal income tax consequences.

Under the Internal Revenue Code of 1986, as amended, or the Code, we will be a PFIC for any taxable year in which, after the application of certain look-through rules with respect to our subsidiaries, either (1) 75% or more of our gross income consists of “passive income” or (2) 50% or more of the average quarterly value of our assets consists of assets that produce, or are held for the production of, “passive income.” Passive income generally includes dividends, interest, certain non-active rents and royalties, and capital gains. Based on our current operations, income, assets and certain estimates and projections, including as to the relative values of our assets, including goodwill, which is based on the price of our ordinary shares, we believe that we were a PFIC for our 2022 taxable year due to interest income we recognized (which is passive income for purposes of the PFIC rules). Additionally, we expect to recognize interest income in 2023 and, therefore, we anticipate that we will likely be a PFIC in 2023 and may also be a PFIC in future taxable years. However, because our PFIC status is a factual annual determination that can be made only after the end of the relevant taxable year, our PFIC status for 2023 or any future taxable year is uncertain. Prospective investors should invest in our ordinary shares only if they are willing to bear the U.S. federal income tax consequences associated with an investment in a PFIC.

If we are a PFIC for any taxable year during which a U.S. investor holds ordinary shares, we generally would continue to be treated as a PFIC with respect to that U.S. investor for all succeeding years during which the U.S. investor holds ordinary shares, even if we ceased to meet the threshold requirements for PFIC status. Such a U.S. investor would generally be subject to adverse U.S. federal income tax consequences, including (1) the treatment of all or a portion of any gain on disposition of the ordinary shares as ordinary income; (2) the application of a deferred interest charge on such gain and the receipt of certain dividends; and (3) certain reporting requirements. A “mark-to-market” election may be available that will alter the consequences of PFIC status if our ordinary shares are regularly traded on a qualified exchange. For further discussion, see “Item 10. Additional Information—E. Taxation—Material U.S. Federal Income Tax Consequences for U.S. Holders.”

We are an “emerging growth company” and are availing ourselves of reduced disclosure requirements applicable to emerging growth companies, which could make our ordinary shares less attractive to investors.

We are an “emerging growth company,” as defined in the JOBS Act, and we intend to continue to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies,” including not being required to comply with the auditor attestation requirements of Section 404(b) of the U.S. Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. We cannot predict if investors will find our ordinary shares less attractive because we may rely on these exemptions. If some investors find our ordinary shares less attractive as a result, there may be a less active trading market for our ordinary shares and the price of our ordinary shares may be more volatile. We may take advantage of these reporting exemptions until we are no longer an emerging growth company. We will remain an emerging growth company until the earliest of (1) the last day of the fiscal year (i) in which we have total annual gross revenue of $1.24 billion; (ii) the end of the fiscal year following the fifth anniversary of the date of the completion of our initial public offering; or (iii) in which we are deemed to be a “large accelerated filer,” which requires the market value of our ordinary shares that is held by non-affiliates to exceed $700 million as of the prior June 30th, and (2) the date on which we have issued more than $1 billion in nonconvertible debt during the previous three-year period. We cannot predict if investors will find our ordinary shares less attractive because we rely on these exemptions. If some investors find our ordinary shares less attractive as a result, there may be a less active trading market for our ordinary shares and the price of our ordinary shares may be more volatile.

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

•	the requirement under Nasdaq listing rules that a quorum must consist of at least 33 1/3% of the outstanding shares of a listed company’s common voting stock; and

•	the requirement under Nasdaq listing rules that the independent directors have regularly scheduled meetings with only the independent directors present.

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

While we currently qualify as a foreign private issuer, the determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter and, accordingly, the next determination will be made with respect to us on June 30, 2023.

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

You may have difficulties enforcing, in actions brought in courts in jurisdictions located outside the United States, judgments obtained in the U.S. courts under U.S. securities laws. In particular, if you sought to bring proceedings in Ireland based on U.S. securities laws, the Irish court might consider:

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

Following the authorization for trading of our ordinary shares on Nasdaq, we became subject to the Irish Takeover Panel Act, 1997, Irish Takeover Rules 2022, or the Irish Takeover Rules. Under the Irish Takeover Rules, our Board of Directors is not permitted to take any action that might frustrate an offer for our ordinary shares once our Board of Directors has received an approach that may lead to an offer or has reason to believe that such an offer is or may be imminent, subject to certain exceptions. Potentially frustrating actions such as (i) the issue of shares, options, restricted share units or convertible securities, (ii) the redemption or repurchase of securities by the company (save in certain circumstances) (iii) material acquisitions or disposals, (iv) entering into contracts other than in the ordinary course of business or (v) any action, other than seeking alternative offers, which may result in frustration of an offer, are prohibited during the course of an offer or at any earlier time during which our Board of Directors has reason to believe an offer is or may be imminent. These provisions may give our Board of Directors less ability to control negotiations with hostile offerors than would be the case for a corporation incorporated in a jurisdiction of the United States.

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

Risks Related to Our Controls Over Financial Reporting

Failure to maintain proper and effective internal control over financial reporting may hinder our ability to accurately report our financial results or prevent fraud. As a result, shareholders could lose confidence in our financial and other public reporting, which would harm our business and the trading price of our ordinary shares.

Ensuring that we have adequate internal financial and accounting controls and procedures in place so that we can produce accurate financial statements on a timely basis is a costly and time-consuming effort that needs to be re-evaluated frequently. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with generally accepted accounting principles. We are required pursuant to Section 404 of the Sarbanes-Oxley Act to maintain internal control over financial reporting and to assess and report on the effectiveness of those controls. This assessment includes disclosure of any material weaknesses identified by our management in our internal control over financial reporting. Our management concluded that our internal controls over financial reporting were, and continue to be, not effective, as of the year ended December 31, 2022,  due to the existence of the material weaknesses. For more information, see “Item 15. Controls and Procedures—B. Management’s Annual Report on Internal Control Over Financial Reporting.”

Implementing any appropriate changes to our internal controls may distract our officers and employees from day-to-day business operations, entail substantial costs to modify our existing processes, and take significant time to complete. These changes may not, however, be effective in remediating the identified material weaknesses or maintaining the adequacy of our internal controls, and any failure to remediate the identified material weaknesses, maintain that adequacy or consequent inability to produce accurate financial statements on a timely basis, could increase our operating costs and harm our business. In addition, investors’ perceptions that our internal controls are inadequate or that we are unable to produce accurate financial statements on a timely basis may harm the price of our ordinary shares.

We have identified material weaknesses in our internal control over financial reporting in connection with the preparation and review of our financial statements for the years ended December 31, 2020, 2021 and 2022, and we may identify additional material weaknesses. If our remediation of these material weaknesses is not effective, or if we experience additional material weaknesses or otherwise fail to maintain an effective system of internal controls in the future, our ability to accurately or timely report our financial condition or results of operations may be adversely affected.

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with international financial reporting standards, or IFRS. We are required, pursuant to Section 404 of the Sarbanes-Oxley Act, to furnish each year a report by our management on, among other things, the effectiveness of our internal control over financial reporting beginning for the first full fiscal year after the effective date of the registration statement from our initial public offering. This assessment is required to include disclosures of any material weaknesses identified by our management in our internal control over financial reporting. A “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our annual financial statements will not be prevented or detected on a timely basis.

In connection with the preparation and review of our financial statements for the years ended December 31, 2020, we have identified material weaknesses in our internal control over financial reporting. We determined that we lacked a sufficient number of trained professionals with an appropriate level of accounting knowledge, training and experience to: (a) design and maintain formal accounting policies, procedures and controls over the fair presentation of our financial statements; and (b) design and maintain controls over the preparation and review of account reconciliations, journal entries and financial statements, including maintaining appropriate segregation of duties and controls.

In connection with the preparation and review of our financial statements for the years ended December 31, 2021 and 2022, we have identified material weaknesses in our internal control over financial reporting. We determined that we lacked a sufficient number of trained professionals with an appropriate level of accounting knowledge, training and experience to:

•	design and maintain formal accounting policies, procedures and controls over the fair presentation of our financial statements; and

•
design and maintain controls over the preparation and review of account reconciliations, journal entries and financial statements, including maintaining appropriate segregation of duties and controls over information technology systems.

These control deficiencies did not result in a material misstatement to the annual or interim financial statements. However, each of these control deficiencies could result in a misstatement of our accounts or disclosures that would result in a material misstatement of our annual or interim financial statements that would not be prevented or detected, and accordingly, we determined that these control deficiencies constitute material weaknesses.

Prior to our initial public offering in 2021, we were a private company with limited accounting personnel to adequately execute our accounting processes and other supervisory resources with which to address our internal control over financial reporting. We expect to incur additional costs to remediate these weaknesses, primarily personnel costs, information technology costs and external consulting fees. We cannot assure you that any measures we have taken to date, and actions we may take in the future, will be sufficient to remediate the control deficiencies that led to these material weaknesses in our internal control over financial reporting nor that they will prevent or avoid potential future material weaknesses. We cannot assure you that all of our existing material weaknesses have been identified, or that we will not in the future identify additional material weaknesses.

If we are unsuccessful in building an appropriate accounting and financial reporting infrastructure, we may not be able to prepare and disclose, in a timely manner, our financial statements and other required disclosures, or comply with existing or new reporting requirements. Any failure to report our financial results on an accurate and timely basis could result in sanctions, lawsuits, delisting of our shares from Nasdaq or other adverse consequences that could materially harm our business. If we cannot provide reliable financial reports or prevent fraud, our business and results of operations could be harmed and investors could lose confidence in our reported financial information. Any of the foregoing occurrences, should they come to pass, could negatively impact the public perception of our company, which could have a negative impact on our share price. In addition, we may be required to incur additional costs in improving our internal control system and the hiring of additional personnel.

ITEM 4.	INFORMATION ON THE COMPANY

A.          History and Development of the Company

GH Research PLC was incorporated as a public limited company under the laws of Ireland on March 29, 2021 to become a holding company for GH Research Ireland Limited. GH Research Ireland Limited was originally incorporated under the laws of Ireland on October 16, 2018 as GH Research Limited. GH Research Limited was re-registered as GH Research Ireland Limited on March 29, 2021. Our principal place of business is located at Joshua Dawson House, Dawson Street, Dublin 2, D02 RY95, Ireland, and our telephone number is +353 1 437 8334. Our website address is www.ghres.com. We do not incorporate the information on or accessible through our website into this Annual Report, and you should not consider any information on, or that can be accessed through, our website as part of this Annual Report. We are required to file reports and other information with the U.S. Securities and Exchange Commission, or the SEC, including annual reports on Form 20-F and reports on Form 6-K. The SEC maintains an Internet site at www.sec.gov that contains reports, proxy and information statements and other information we have filed electronically with the SEC.

Our principal expenditures since January 1, 2020 have been our research and development expenses, as more fully described elsewhere in this Annual Report.

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

B.          Business Overview

We are a clinical-stage biopharmaceutical company dedicated to transforming the treatment of psychiatric and neurological disorders. Our initial focus is on developing our novel and proprietary mebufotenin (5-methoxy-N,N-dimethyltryptamine, or 5-MeO-DMT) therapies for the treatment of patients with treatment-resistant depression, or TRD. Mebufotenin was selected as the International Nonproprietary Name (INN) for 5-MeO-DMT by the World Health Organization (WHO) Expert Advisory Panel on the International Pharmacopoeia and Pharmaceutical Preparations.

Our portfolio currently includes GH001, our proprietary inhalable mebufotenin product candidate which is delivered via a vaporization device produced by a third party, and GH002, our proprietary intravenous mebufotenin product candidate, and GH003, our proprietary intranasal mebufotenin product candidate. With GH001, we have completed two Phase 1 healthy volunteer clinical trials (GH001-HV-101 and GH001-HV-103), in which administration of GH001 via inhalation was observed to be well tolerated at the investigated single dose levels and in an individualized dosing regimen, or IDR, with intra-subject dose escalation within a single day. We have also completed a Phase 1/2 clinical trial in patients with TRD (GH001-TRD-102). Based on observed clinical activity in the Phase 1 part of the clinical trial, we believe that administration of a single dose of GH001 has the potential to induce ultra-rapid remissions as measured by the Montgomery–Åsberg Depression Rating Scale, or MADRS, in certain patients, driven by the ultra-rapid onset of psychoactive effects (commonly within seconds) and an intense and short-lived (commonly five to 30 minutes) psychoactive experience. Based on observed clinical activity in the Phase 2 part of the trial, we believe that administration of GH001 in an IDR with intra-subject dose escalation within a single day can further increase the MADRS remission rate as compared to a single dose of GH001.

Patients with major depressive disorder, or MDD, who have not adequately responded to therapy clearly have harder-to-treat depression, generally referred to as TRD. There is no consensus definition for TRD, but in the context of clinical trials, failure of at least one pharmacotherapy, one pharmacotherapy and one psychotherapy, or two pharmacotherapies has been used, the latter group having been referred to by regulatory authorities as patients with TRD. The Sequenced Treatment Alternatives to Relieve Depression, or STAR*D study, a collaborative study funded by the U.S. National Institute of Mental Health, demonstrated that approximately 37% of patients with MDD did not achieve a response despite two treatment steps. Based on this result we estimate that there are approximately nine million TRD patients in the United States and Europe who would be candidates for treatment. TRD has a greater economic and societal cost than non-TRD MDD. For instance, direct medical costs are approximately two- to threefold higher for TRD patients compared to non-TRD MDD patients.

Despite the significant unmet medical need in TRD and the substantial patient population, there are only two pharmacotherapies specifically approved for TRD in the United States: esketamine, as well as a combination of olanzapine and fluoxetine, an antipsychotic and antidepressant, respectively, both of which have shown mixed efficacy in clinical trials and are associated with potential side effects. Outside of pharmacotherapies, psychotherapies are also employed in the treatment of TRD, but involve a lengthy time commitment and are subject to large variability in availability, administration and effectiveness. Multiple forms of somatic intervention, such as transcranial magnetic stimulation, or rTMS, electroconvulsive therapy, or ECT, vagal nerve stimulation, or VNS, and deep brain stimulation, or DBS, are another common treatment approach for TRD, although these treatments are often deemed invasive and/or onerous, and there are limited data supporting long-term therapeutic benefit. Despite the range of treatments available for TRD, there is a large unmet medical need for new therapies to bring more patients into rapid and durable remissions and to reduce the associated social and economic burden.

Mebufotenin is a serotonergic psychedelic, a class of psychoactive drugs that act primarily through an agonist action on serotonin, or 5-HT, receptors and cause an altered state of consciousness. In vivo and in vitro research from academic studies suggest that mebufotenin is active at both the 5-HT1A and 5-HT2A receptors, which are expressed in neurons in different areas of the central nervous system. Mebufotenin appears to have a higher affinity for the 5-HT1A receptor subtype and a more selective pattern of distribution across various neurotransmitter receptor types compared to other tryptamines, such as psilocin and N,N-dimethyltryptamine, or DMT, both of which have stronger affinity for the 5-HT2A receptor subtype and a less selective receptor binding profile.

Our goal is to develop novel and proprietary mebufotenin therapies for patients with TRD that are highly effective, rapidly acting, well tolerated and conveniently administered. We believe that various distinguishing features of our mebufotenin product candidates, including our lead product candidate GH001, will allow us to achieve those goals.

First, we believe that GH001 has a high propensity to induce intense psychoactive effects, or peak experiences, or PEs, which we believe may be correlated with ultra-rapid induction of durable remissions in patients with TRD. Second, we believe that there is no clinically relevant tolerance development to mebufotenin, even when the drug is re-administered within a short interval, e.g., 1 hour, and therefore, no diminished psychoactive effects. Together with the ultra-rapid onset and short duration of psychoactive effects, this aspect allows re-administration of GH001 in an IDR where GH001 can be administered several times within one day. In the completed Phase 2 part of our Phase 1/2 trial in patients with TRD (GH001-TRD-102), we investigated whether this IDR has the ability to increase the rate of occurrence of PEs in patients with TRD compared to administration of a single dose and whether this results in an increased rate of ultra-rapid remissions, while at the same time avoiding unnecessarily high doses. Third, we believe that the ultra-rapid onset and short duration of the psychoactive effects may confer a significant convenience and feasibility advantage compared to other serotonergic psychoactive agents studied for the treatment of mental disorders, in which the initial psychoactive effects have a slower onset and can last for several hours. We further believe that those features and the type of psychoactive effects induced by GH001 allow for GH001 dosing without the need for lengthy and complex patient preparation prior to the treatment, with only limited required support from a healthcare provider during the experience and without the need for frequent psychological integration work after the experience. GH002, GH003 and potential additional product candidates are expected to follow a similar treatment paradigm.

Our Pipeline

We are developing our mebufotenin (5-methoxy-N,N-dimethyltryptamine, or 5-MeO-DMT) product candidates, GH001, GH002 and GH003, in our focus area of psychiatric and neurological disorders.

With our lead product candidate GH001, we have completed two Phase 1 clinical trials in healthy volunteers (GH001-HV-101 and GH001-HV-103) and a Phase 1/2 trial in TRD (GH001-TRD-102). As a next trial in TRD, we have recently initiated a multi-center, randomized, double-blind, placebo-controlled Phase 2b trial (GH001-TRD-201). We expect to recruit approximately 80 patients for this trial across several European countries. The primary objective will be to determine the efficacy of our single-day IDR of GH001 compared with placebo in improving depressive symptoms as assessed by the mean change from baseline in MADRS at the end of the 7-day double-blind phase. The double-blind phase will be followed by a 6-month open-label extension phase where all patients can receive treatment with the GH001 IDR as-needed, based on the patient’s clinical status. We have also recently initiated Phase 2a proof-of-concept clinical trials of GH001 for the treatment of patients with bipolar II disorder and a current depressive episode, or BDII (GH001-BD-202) and for the treatment of patients with postpartum depression, or PPD (GH001-PPD-203), which we expect to complete in the fourth quarter of 2023.

GH001 is currently delivered as an aerosol using an inhalation device purchased from a third party. We are continuing to use that device in our Phase 2b trial in TRD (GH001-TRD-201) and in our Phase 2a trials in BDII (GH001-BD-202) and PPD (GH001-PPD-203). In 2021, we, with a contract development and manufacturing organization, or CDMO, initiated the development of a proprietary aerosol delivery device for GH001 for use in our pivotal clinical trial program and for commercial use. Based on recent development progress, we now expect to submit an investigational new drug application, or IND, for GH001, delivered with this proprietary device, to the U.S. Food and Drug Administration, or FDA, in the third quarter of 2023. The IND-opening study is expected to be a Phase 1 clinical pharmacology trial in healthy volunteers (GH001-HV-106), designed to support bridging to the clinical data generated with the third-party device we currently use in our clinical trials. Due to the progress with our proprietary aerosol delivery device, we no longer plan to submit an IND with the third-party device. Additionally, a Phase 1 imaging study in patients with TRD designed to further elucidate the mechanism of action of GH001 (GH001-TRD-104), which had previously been planned as our IND-opening study, is now planned to be performed with the proprietary aerosol delivery device after the Phase 1 clinical pharmacology trial (GH001-HV-106) has been completed.

GH002 is our second mebufotenin product candidate, formulated for administration via a proprietary intravenous injection approach. We have recently initiated a randomized, double-blind, placebo-controlled, dose-ranging clinical pharmacology trial of GH002 in healthy volunteers (GH002-HV-105), which we expect to complete in the fourth quarter of 2023.

GH003 is our third mebufotenin product candidate, formulated for administration via a proprietary intranasal administration approach. GH003 is currently in preclinical development.

We anticipate developing GH002 and GH003 in subpopulations and confined use scenarios within our focus area of psychiatric and neurological disorders.

Our Strategy

Our mission is to develop novel proprietary mebufotenin (5-methoxy-N,N-dimethyltryptamine, or 5-MeO-DMT) therapies to induce ultra-rapid and durable remissions in patients with psychiatric and neurological disorders. In order to achieve this mission, key elements of our strategy include:

•	Advancing GH001, our inhalable mebufotenin product candidate, for the treatment of TRD through clinical development, regulatory approval and commercialization, if approved;

•	Investigating GH001 in proof-of-concept trials in BD and PPD;

•	Evaluating additional opportunities for GH001 in psychiatric disorders beyond TRD, BD and PPD and in neurological disorders;

•	Advancing GH002, our intravenous mebufotenin product candidate through clinical development;

•	Advancing GH003, our intranasal mebufotenin product candidate, into clinical development;

•	Investigating additional delivery systems and additional routes of administration for mebufotenin;

•	Expanding our intellectual property portfolio around mebufotenin; and

•	Maximizing the value of our product portfolio by building internal commercialization infrastructure and entering selective partnerships.

Our Market Opportunity

We are developing our mebufotenin (5-methoxy-N,N-dimethyltryptamine, or 5-MeO-DMT) product candidates for the treatment of a range of psychiatric and neurological disorders, with an initial focus on TRD, where there is a large unmet medical need. Our goal is to develop new therapies that are rapidly acting, highly effective, well tolerated and conveniently administered.

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

Per patient, TRD has a greater economic and societal cost than non-TRD MDD. TRD patients are often unable to perform daily tasks, are less productive at work and have higher rates of unemployment. They are also more likely to receive disability or welfare benefits and are reported to have a higher rate of co-occurring conditions, including diabetes, anemia and hypertension. Research conducted in 2018 and published in the Journal of Affective Disorders suggests that the proportion of patients suffering with TRD attempting suicide at least once during their lifetime could be as high as 30%.

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

The current main categories of antidepressants have significant additional limitations, including slow onset of response, poor therapy adherence rates and various side effects. For the most commonly used antidepressants the average time to remission in those who remit extends to about five to seven weeks, according to the STAR*D study. Adherence levels are low, with less than 50% of individuals in primary and psychiatric care not adhering to their prescribed antidepressant medication after three months.

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

Dextromethorphan, another NMDA receptor antagonist, which is also a sigma-1 receptor agonist, in combination with bupropion, an aminoketone and CYP450 2D6 inhibitor, administered as oral tablet, was approved in 2022 for the treatment of MDD.

Psychotherapies

Psychotherapy is a form of talk therapy, which is often the preferred first-line treatment in patients with mild MDD. Psychotherapy is also used in combination with a pharmacotherapy, or as a substitute for pharmacotherapy, in patients with more severe MDD or in later-line treatments, including in patients with TRD. Two frequently used psychotherapies for depression are cognitive behavioral therapy, or CBT, and interpersonal therapy, or IPT. CBT focuses on changing negative thought and behavior patterns. IPT also assesses negative thoughts and behaviors, but only as they apply to interpersonal relationships and social functioning. Psychotherapeutic approaches can be effective for certain individuals but require a significant time commitment from patients and are subject to variability in their availability, delivery and effectiveness.

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

We believe that the development of a safe, effective and convenient therapy for TRD is one of the biggest unmet needs and challenges in healthcare and that our mebufotenin product candidates, GH001, GH002 and GH003, have the potential to address this unmet need.

Bipolar Disorder (BD)

BD is a recurrent chronic affective disorder characterized by fluctuations in mood state and energy, affecting more than 10 million people in the United States and Europe, based on estimates of the National Institute of Mental Health and an article published in European Neuropsychopharmacology. The main characteristic separating BD from other affective disorders is the presence of recurring manic or hypomanic episodes that may alternate with depressive episodes. Although the symptoms come and go, BD usually requires lifelong treatment.

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

Whereas hypomania is a milder form of mania, BDII is not generally perceived to be a milder form of BDI. Studies published in Archives of General Psychiatry on the natural course of BD found that BDII patients were symptomatic during 53.9% of follow-up weeks, with depressive symptoms present during 50.3% of follow-up weeks, while BDI patients were symptomatic during 47.3% of follow-up weeks with depressive symptoms present during 31.9% of follow-up weeks. It is evident that depressive symptoms dominate the symptomatic status in both types of BD, but most notably so in BDII. Evidence also suggests that a significant proportion of patients suffering from BD attempt suicide, with highest risk in phases with depressive symptoms and in patients with BDII.

Despite the disease burden of depressive symptoms in BDII, few studies have focused on the treatment of depression in BDII and only two drugs are specifically approved by the FDA for this indication, lumateperone and quetiapine. However, these treatments can be associated with significant side effects, such as somnolence, dizziness and dry mouth, they often exhibit delayed onset of response, which can take several weeks, and they have overall moderate efficacy. While other treatments are being used for depression in BDII, such as olanzapine combined with fluoxetine, lamotrigine or lithium, they suffer from similar limitations. Use of SSRIs is also frequent, however there is again only limited efficacy and an additional risk of induction of treatment-emergent mania or hypomania has been described.

In summary, depression is a major cause of suffering in BDII and there is a lack of safe, effective and rapid-acting agents for this condition. We believe that our mebufotenin product candidates GH001, GH002 and GH003 have the potential to address this unmet need.

Postpartum Depression (PPD)

While more than 50% of women experience some form of low mood after childbirth, according to a 2018 article published in Frontiers in Psychiatry, more than 15% suffer from postpartum depression, or PPD, a debilitating disorder defined by the DSM-5 as a major depressive episode occurring during pregnancy or within 4 weeks following delivery.

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

Further, as in MDD, the efficacy of SSRIs is limited by a slow onset of response and a low remission rate, and significant side effects can occur. Moreover, the only pharmacological therapy which is FDA-approved specifically for PPD, brexanolone, requires a 60-hour infusion with in-patient admission and continuous monitoring by a healthcare provider.

Hence, the burden of PPD is significant from multiple perspectives and there is a lack of safe, effective, rapid-acting and convenient agents for this condition. We believe that our mebufotenin product candidates GH001, GH002 and GH003 have the potential to address this unmet need.

Our Solution – GH001, GH002 and GH003

We are developing three mebufotenin (5-methoxy-N,N-dimethyltryptamine, or 5-MeO-DMT) product candidates, GH001, GH002 and GH003. Our lead product candidate, GH001, is formulated for mebufotenin administration via a proprietary inhalation approach. We have investigated administration of GH001 as a single-dose induction regimen and in an IDR where up to three escalating doses of GH001 are given on the same day.

With GH001, we have completed two Phase 1 healthy volunteer clinical trials (GH001-HV-101 and GH001-HV-103), in which administration of GH001 via inhalation was observed to be well tolerated at the investigated single dose levels and in the IDR. We have also completed an open-label, single-arm Phase 1/2 clinical trial in patients with TRD. In the Phase 1 part of this trial, no serious adverse events, or SAEs, were observed and all adverse drug reactions, or ADRs were mild and resolved spontaneously. Based on clinical activity that we observed, we also believe that administration of a single dose of GH001 has the potential to induce ultra-rapid MADRS remissions in certain patients. Based on the observed clinical activity in the Phase 2 part of the trial we believe that an IDR with intra-subject dose escalation within a single day can further increase the MADRS remission rate as compared to a single dose of GH001.

As a next trial in TRD, we have recently initiated a multi-center, randomized, double-blind, placebo-controlled Phase 2b trial (GH001-TRD-201). We have also recently initiated Phase 2a proof-of-concept clinical trials of GH001 for the treatment of patients with bipolar II disorder and a current depressive episode (BDII) (GH001-BD-202) and for the treatment of patients with postpartum depression (PPD) (GH001-PPD-203), which we expect to complete in the fourth quarter of 2023.

Currently, GH001 is delivered as an aerosol using an inhalation device purchased from a third party. We are continuing to use that device in our Phase 2b trial in TRD (GH001-TRD-201) and in our Phase 2a trials in BDII (GH001-BD-202) and PPD (GH001-PPD-203). In 2021, we, with a CDMO, initiated the development of a proprietary aerosol delivery device for GH001 for use in our pivotal clinical trial program and for commercial use. Based on recent development progress, we now expect to submit an IND for GH001, delivered with this proprietary device, in the third quarter of 2023. The IND-opening study is expected to be a Phase 1 clinical pharmacology trial in healthy volunteers (GH001-HV-106), designed to support bridging to the clinical data generated with the third-party device we currently use in our clinical trials.

With GH002, our second mebufotenin product candidate, formulated for administration via a proprietary intravenous injection approach, we have recently initiated a double-blind, placebo-controlled, randomized, dose-ranging clinical pharmacology trial in healthy volunteers (GH002-HV-105), which we expect to complete in the fourth quarter of 2023.

GH003 is our third mebufotenin product candidate, formulated for administration via a proprietary intranasal administration approach. GH003 is currently in preclinical development.

We anticipate developing GH002 and GH003 in subpopulations and confined use scenarios within our focus area of psychiatric and neurological disorders.

 Our Mebufotenin Product Candidates

Inhalable Mebufotenin Product Candidate – GH001

Summary

Our lead mebufotenin (5-methoxy-N,N-dimethyltryptamine, or 5-MeO-DMT) product candidate, GH001, is formulated for administration via a proprietary inhalation approach. For GH001, we use synthetically developed, pharmaceutical grade mebufotenin, manufactured in accordance with current Good Manufacturing Practices, or cGMP, standards. We are currently investigating administration of GH001 as a single-dose induction regimen and in an IDR, where up to three escalating doses of GH001 are administered via inhalation on a single day. We have completed two Phase 1 healthy volunteer clinical trials for GH001 (GH001-HV-101 and GH001-HV-103), in which administration of GH001 via inhalation was observed to be well tolerated at the investigated single dose levels and in the IDR. We have also completed an open-label, single-arm Phase 1/2 trial in patients with TRD (GH001-TRD-102). In the completed Phase 1 part, no SAEs were observed and all ADRs were mild and resolved spontaneously. Based on clinical activity that we observed, we also believe that administration of a single dose of GH001 has the potential to induce ultra-rapid MADRS remissions in certain patients. Based on the observed clinical activity in the Phase 2 part of the trial, we believe that our IDR with intra-subject dose escalation within a single day can further increase the MADRS remission rate as compared to a single dose of GH001. As a next trial of GH001 in TRD, we have recently initiated a multi-center, randomized, double-blind, placebo-controlled Phase 2b trial (GH001-TRD-201). We have also recently initiated Phase 2a proof-of-concept trials with GH001 in bipolar II disorder and a current depressive episode (GH001-BD-202) and in postpartum depression (GH001-PPD-203).

Advantages of GH001

TRD is our lead indication for the development of GH001. We believe that GH001, if approved, may provide significant benefits for the treatment of patients with TRD. We aim to achieve the following goals:

•	Maximization of ultra-rapid and durable remissions;

•	Single visit initial treatment, with no structured psychotherapy; and

•	Convenient and infrequent re-treatment.

We believe that the following features of GH001 will allow us to achieve those goals:

•
High Propensity to Induce Peak Experiences: We believe that GH001 has a high propensity to induce PEs. This is important because we believe that the occurrence of PEs may be correlated with ultra-rapid induction of durable remissions in patients with TRD, and we therefore believe it may potentially act as a marker for therapeutic effects.

•
Individualized Dosing Regimen: We believe that there is no clinically relevant tolerance development to mebufotenin when the drug is re-administered within a short interval, e.g., 1 hour, and therefore no diminished psychoactive effects. Together with the ultra-rapid onset and short duration of psychoactive effects, this aspect allows re-administration of GH001 in an IDR where GH001 can be administered several times within one day, e.g., up to three times within up to 2 hours. We are currently investigating whether this IDR can increase the rate of occurrence of PEs in patients with TRD compared with administration of a single dose and whether this results in an increased rate of ultra-rapid remissions, while at the same time avoiding unnecessarily high doses. We believe that treatment optimization within the same day is important, not only because of the direct patient benefit, but also because patients with insufficient response can be identified early, without the need for lengthy trial-and-error approaches, during which time the patient is often exposed to potential side effects of ineffective treatments.

•
Treatment Regimen: We believe that the ultra-rapid onset and short duration of psychoactive effects may confer a significant convenience and feasibility advantage compared to other serotonergic psychoactive agents studied for the treatment of mental disorders, where the initial psychoactive effects have a slower onset and can last for several hours. We further believe that those features and the type of psychoactive effects induced by GH001 allow for dosing without the need for lengthy and complex patient preparation prior to treatment, with only limited required support from a healthcare provider during the experience and without the need for frequent psychological integration work after the experience. This avoidance of structured psychotherapy reduces training requirements for healthcare providers and creates a convenient and efficient potential therapeutic paradigm overall.

Based on these features, we believe that GH001 has the potential to provide an attractive alternative to currently available therapies and other therapies in development for the treatment of TRD.

Clinical Experience

Phase 1: Healthy Volunteer Trial (GH001-HV-101, NCT04640831)

We have completed a Phase 1 clinical trial of GH001, our inhalable mebufotenin (5-methoxy-N,N-dimethyltryptamine, or 5-MeO-DMT) product candidate, in healthy volunteers.

Trial Design

The trial was designed in two parts, as depicted below: Part A was an open-label, single-arm, single-dose trial with four dose levels (2 mg, 6 mg, 12 mg, 18 mg) of GH001 being investigated and Part B was an open-label, single-arm, intra-subject dose escalation trial, where an IDR was administered on a single day with up to three increasing doses of GH001 (6 mg as the first dose, 12 mg as the second dose and 18 mg as the third dose). The second and third doses were only administered in the event that the subject did not achieve a PE at the previously administered dose, as assessed by our proprietary PE scale.

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

Trial Design

The trial was designed in two parts, as depicted below: a Part A (n=8), which was an open-label, single-arm, single-dose Phase 1 trial with two dose levels (12 mg, 18 mg) of GH001 being investigated and a Part B (n=8), which was an open-label, single-arm Phase 2 trial applying our IDR with intra-patient dose escalation with GH001. In Part B, patients received at least one and up to three doses of GH001 in a single day; the three dose steps applied were 6 mg, 12 mg and 18 mg. The administration of a higher dose level was guided by an evaluation of whether the patient achieved a PE at the previously administered dose. Patients of 18 to 64 years of age (inclusive) were enrolled in the trial.

The primary endpoint of the Phase 1 Part A was to assess the safety and tolerability of single dosing of GH001 in patients with TRD. The primary endpoint of the Phase 2 Part B was to assess the effects on the severity of depression applying our IDR, as assessed by the proportion of patients in remission on day seven after dosing, defined as a MADRS total score of less than or equal to 10. The MADRS is a widely accepted scale for depression that ranges from zero to 60 that has been used as a primary endpoint in pivotal trials of other depression treatments. Participants were monitored on the dosing day, with additional follow-up visits on day one and day seven after dosing. An SSG, which included external experts, was established to evaluate the safety and efficacy data from all patients after completion of each dose level of Part A and after the completion of Part B.

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

Results for Phase 1 Part A: Efficacy

As a secondary objective in Part A, we also evaluated clinical activity, including MADRS remission, defined as a MADRS total score of less than or equal to 10, and MADRS clinical response, defined as a reduction of 50% or more from baseline in the MADRS total score. Two of four patients (50%) in the 12 mg group and one of four patients (25%) in the 18 mg group of Part A had a MADRS remission on day seven after dosing, as well as a MADRS clinical response, and one further patient (25%) in the 18 mg group had a MADRS clinical response on day seven after dosing. The other four patients also exhibited improvement on the basis of the MADRS scale on day seven compared to baseline, but did not achieve a MADRS remission or MADRS clinical response. Of the three patients in remission on day seven, all were in remission beginning on day one, with two in remission as early as two hours after dosing. The mean MADRS change from baseline at day seven was -21.0 (-65%) in the 12 mg group and -12.5 (-40%) in the 18 mg group. The mean PE total score was 58.2 in the 12 mg group and 59.1 in the 18 mg group. Two of four patients achieved a PE in the 12 mg group, both of which achieved a MADRS remission.

Phase 2 Part B

The Phase 2 Part B of this clinical trial included the potential for up to three doses of GH001 on the same administration day, in the event a PE was not met with the initial or second dose. The goal of this IDR was to increase the rate of occurrence of PEs and the clinical remission rate compared to a single dose of GH001 in patients with TRD. The three dose steps applied were 6 mg, 12 mg and 18 mg. The administration of a higher dose level was guided by an evaluation of whether the patient achieved a PE at the previously administered dose.

Baseline Characteristics for Patients in Phase 2 Part B

Eight patients were recruited into Part B. The median age was 34 years. The median baseline severity of depression by MADRS was 32. Based on the PE-guided IDR, six patients received 6 mg followed by 12 mg of GH001, and two patients received 6 mg, followed by 12 mg, and then 18 mg of GH001.

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

Results for Phase 2 Part B: Efficacy

The primary endpoint of the Phase 2 Part B was defined as the proportion of patients in remission on day seven after dosing, defined as a MADRS total score of less than or equal to 10. This primary endpoint was met with seven of eight patients (87.5%) achieving a MADRS remission on day seven (p<0.0001). Of those seven patients, all were in remission beginning on day one, with four in remission as early as two hours after dosing. All seven patients with a remission on day seven also achieved a MADRS clinical response, defined as a reduction of 50% or more from baseline in the MADRS total score, whereas the remaining patient also exhibited improvement on the basis of the MADRS scale on day seven compared to baseline, but did not achieve a MADRS remission or MADRS clinical response. The mean MADRS change from baseline at day seven, a secondary endpoint, was -24.4 (-76%).

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

Conclusions

Based on the observed clinical activity in the GH001-TRD-102 trial, we believe that administration of GH001 has the potential to induce ultra-rapid MADRS remissions in certain patients with TRD. The administration of our IDR with intra-subject dose escalation within a single day increased the clinical remission rate, the mean MADRS reduction, and the rate of occurrence of PEs compared to a single dose of GH001 in patients with TRD.

Phase 1: Clinical Pharmacology Trial in Healthy Volunteers (GH001-HV-103)

We have completed a Phase 1 clinical pharmacology trial of GH001 in healthy volunteers.

Trial Design

The trial was designed in two parts: a single-dose part, in a double-blind, placebo-controlled, randomized, parallel-group design with single, inhaled doses of GH001 or placebo in 3 dose groups (6 mg, 12 mg 18 mg) of 10 subjects, whereby 8 subjects per dose group received GH001 and 2 subjects per dose group received a placebo; and a multiple-dose part, in an open-label, non-randomized design, where our IDR was administered on a single day with up to three increasing doses of GH001 (6 mg as the first dose, 12 mg as the second dose and 18 mg as the third dose), where the second and third doses were only administered in the event that the subject did not achieve a PE at the previously administered dose, as assessed by our proprietary PE scale, and where two different dose intervals (1 hour, 2 hours) were tested in 8 subjects each.

The primary endpoint of this trial was to assess the pharmacokinetic profile of mebufotenin and bufotenine, a metabolite of mebufotenin. Participants were monitored on the dosing day, with additional follow-up visits on day seven and day 30 after dosing.

Baseline Characteristics

30 participants (6 mg (n=8 GH001, n=2 placebo), 12 mg (n=8 GH001, n=2 placebo), 18 mg (n=8 GH001, n=2 placebo)) were recruited into the single-dose part of the trial, and 16 participants (n=16 GH001) were recruited into the multiple-dose part assessing the intraday IDR of GH001 with two different dosing intervals (n=8 GH001 each in the 1-hour and 2-hour interval group). The median age in the single-dose part was 28 years and in the multiple-dose part was 27 years. In the multiple-dose part, based on the PE-guided IDR, one participant received 6 mg of GH001 (in the 1-hour interval group), six participants received 6 mg followed by 12 mg of GH001 (three participants in the 1-hour and three participants in the 2-hour interval group) and 9 participants received 6 mg, followed by 12 mg and then 18 mg of GH001 (four participants in the 1-hour and five participants in the 2-hour interval group).

Results

All participants completed all planned visits. No SAEs were reported. 11 of 24 subjects (45.8%) who received GH001 in the single-dose part and 0 of 6 subjects (0%) who received placebo in the single-dose part experienced at least one ADR. In the multiple-dose part, 7 of 16 subjects (43.8%) who received GH001 experienced at least one ADR. All ADRs were mild. All ADRs resolved spontaneously. In the single-dose part, the ADRs reported were: headache (four participants), tachycardia, crying (each in two participants), chest discomfort, dizziness, dry mouth, dyskinesia, fatigue, hypoesthesia oral, retching, somnolence and tremor (each in one participant). In the multiple-dose part, the ADRs reported were: fatigue (three participants), headache, crying (each in two participants), abnormal dreams, paresthesia oral and tension (each in one participant). With the exception of a temporary, non-clinically relevant increase in heart rate and blood pressure shortly after administration of GH001, no noteworthy changes in vital parameters occurred. Similarly, no clinically relevant changes were observed for peak expiratory flow rate after administration nor in the safety laboratory analyses, electrocardiogram, or ECG, and psychiatric safety assessments, including the C-SSRS.

Results from pharmacokinetic analyses from the single dose part and the multiple-dose part were aligned with the ultra-rapid onset and short duration of observed psychoactive effects. Results of cognitive function tests as well as psychoactive effect assessments based on our proprietary PE scale were aligned with results of previous trials.

Conclusions

Administration of GH001 via inhalation was observed to be well tolerated at the investigated single dose levels and in the IDR with intra-subject dose escalation with two dosing intervals (one hour, two hours) within a single day, with thirty days follow-up. The full results of the trial support that an interval down to one hour between individual doses of the IDR is feasible for use in future clinical trials.

Initiated Clinical Trials

Phase 2b: Randomized, Double-Blind, Placebo-Controlled Clinical Trial with an Open-Label Extension of GH001 in Patients with TRD (GH001-TRD-201)

We have recently initiated a multi-center, randomized, double-blind, placebo-controlled Phase 2b clinical trial of GH001 in patients with TRD, who in their current depressive episode have failed at least two adequate courses of pharmacological therapy, as assessed using the Massachusetts General Hospital Antidepressant Treatment Response Questionnaire, or MGH‑ATRQ.

Trial Design

The trial consists of two parts, as depicted below: Part 1, which is a 7-day randomized, double-blind, placebo-controlled phase, and Part 2, which is a 6-month open-label extension, or OLE, phase. It is expected that a total sample size of approximately 80 patients will be randomized in Part 1, with all patients directly transitioning into Part 2 on day 7 of Part 1.

In both parts, GH001 is administered as an IDR consisting of up to 3 increasing doses of GH001 (6 mg, 12 mg, and 18 mg) given at a planned 1-hour interval, where the second and third doses are only administered if the patient did not achieve a PE at the previously administered dose.

•	In the double-blind Part 1, patients receive either a single GH001 IDR or placebo IDR, which follows the same dose interval and dose-escalation criteria as the GH001 IDR.

•
In the OLE Part 2, patients can receive up to 5 GH001 IDRs as needed across 6 months, based on specific re-treatment criteria. Re-treatment criteria include the severity of depression and the effectiveness, tolerability and number of previous IDRs.

Patients of 18 to 64 years of age (inclusive) may be enrolled in the trial.

The primary endpoint is to assess the effects on the severity of depression, as assessed by the mean change in MADRS from baseline to day seven after dosing at the end of the double-blind phase. The MADRS is a widely accepted scale for depression that ranges from zero to 60 that has been used as a primary endpoint in pivotal trials of other depression treatments. The FDA draft guidance for industry “Major Depressive Disorder: Developing Drugs for Treatment” highlights that for rapid-acting anti-depressants, efficacy generally should be demonstrated within 1 week for a rapid-acting antidepressant.

Phase 1: Clinical Pharmacology Trial with GH002 in Healthy Volunteers (GH002-HV-105)

We have initiated a Phase 1 clinical pharmacology trial of GH002 in healthy volunteers.

Trial Design

The trial is designed in two parts: a single-dose part, which is randomized, double-blind, placebo-controlled, with single, intravenous doses of GH002 or placebo in up to 9 dose cohorts of 8 subjects, whereby 6 subjects per dose group will receive GH002 and 2 subjects per dose group will receive a placebo; and a multiple-dose part, in an open-label, non-randomized design, where an IDR will be administered to 8 subjects on a single day with up to 3 increasing doses of GH002, where the second and third doses will only be administered in the event that the subject did not achieve a PE at the previously administered dose, as assessed by our proprietary PE scale. We expect to complete this trial in the fourth quarter of 2023.

Phase 2a: Clinical Trial with GH001 in Patients with Bipolar II Disorder and a Current Major Depressive Episode (GH001-BD-202)

We have recently initiated a Phase 2a clinical trial with GH001 in patients with bipolar II disorder and a current major depressive episode.

Trial Design

The trial is designed as an open-label, non-randomized, single arm trial, where our IDR will be administered on a single day with up to 3 increasing doses of GH001 (6 mg, 12 mg, 18 mg), where the second and third doses will only be administered in the event that the subject did not achieve a PE at the previously administered dose, as assessed by our proprietary PE scale. The study is expected to enroll 15 patients.

The primary endpoint is to assess the effects on the severity of depression, as assessed by the mean change in MADRS from baseline to day seven after dosing. We expect to complete this trial in the fourth quarter of 2023.

Phase 2a: Clinical Trial with GH001 in Female Patients with Postpartum Depression (GH001-PPD-203)

We have recently initiated a Phase 2a clinical trial with GH001 in female patients with postpartum depression.

Trial Design

The trial is designed as an open-label, non-randomized, single arm trial, where our IDR will be administered on a single day with up to 3 increasing doses of GH001 (6 mg, 12 mg, 18 mg), where the second and third doses will only be administered in the event that the subject did not achieve a PE at the previously administered dose, as assessed by our proprietary PE scale. The study is expected to enroll 15 patients.

The primary endpoint is to assess the effects on the severity of depression, as assessed by the mean change in MADRS from baseline to day seven after dosing. We expect to complete this trial in the fourth quarter of 2023.

Regulatory Interactions

In May 2022, we announced the positive outcome of a pre-IND meeting with the FDA that positioned us for an anticipated IND submission for GH001, delivered as an aerosol using a third party inhalation device, at the time expected to be submitted not later than the first quarter of 2023, with a planned IND-opening study in the form of a Phase 1 imaging study in patients with TRD designed to further elucidate the mechanism of action of GH001 (GH001-TRD-104).

However, based on recent progress in the development of our proprietary aerosol delivery device for GH001, we now instead expect to submit an IND for GH001, delivered with this proprietary aerosol delivery device, to the FDA, in the third quarter of 2023. The IND-opening study is now expected to be a Phase 1 clinical pharmacology trial in healthy volunteers (GH001-HV-106), designed to support bridging to the clinical data generated with the third-party device we currently use in our clinical trials. We have submitted a request for a meeting with the FDA in order to further discuss this planned submission.

Planned Clinical Trials with GH001

We currently plan to conduct the following additional trials with GH001:

•
A Phase 1 clinical pharmacology trial in healthy volunteers (IND-opening study), designed to support bridging to the clinical data generated with the third-party device we currently use in our clinical trials (GH001-HV-106); and

•
A Phase 1 imaging study in patients with TRD (after the Phase 1 clinical pharmacology trial (GH001-HV-106) has been completed), designed to further elucidate the mechanism of action of GH001 (GH001-TRD-104).

These trials will help inform our future clinical development plans. Subject to completing clinical development, we plan to seek regulatory approval of GH001 in both the United States and Europe.

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

Intravenous Mebufotenin Product Candidate GH002 and Intranasal Mebufotenin Product Candidate GH003

GH002 is our second mebufotenin (5-methoxy-N,N-dimethyltryptamine, or 5-MeO-DMT) product candidate, formulated for administration via a proprietary intravenous injectable approach. We believe GH002 has the potential to be an attractive therapeutic option, e.g., in patients with underlying airway or pulmonary disease or in situations where it is difficult to assure that the GH001 inhalation is performed adequately, such as in acute psychiatric emergency care situations where a patient may be unable to use an inhalation device. We have recently initiated a randomized, double-blind, placebo-controlled, dose-ranging clinical pharmacology trial of GH002 in healthy volunteers (GH002-HV-105), which we expect to complete in the fourth quarter of 2023.

GH003 is our third mebufotenin product candidate, formulated for administration via a proprietary intranasal administration approach. GH003 is currently in preclinical development.

We anticipate developing GH002 and GH003 in subpopulations and confined use scenarios within our focus area of psychiatric and neurological disorders.

Nonclinical Experience

Mebufotenin (5-methoxy-N,N-dimethyltryptamine, or 5-MeO-DMT) in vitro and in vivo data from published academic literature allowed initiation of our clinical trials GH001-HV-101, GH001-HV-103 and GH001-TRD-102. We have advanced a nonclinical study program with additional in vitro and in vivo toxicology studies as well as safety pharmacology studies, including studies evaluating genotoxicity and cardiotoxicity with our high-purity active pharmaceutical ingredient, or API. The results of these studies, together with the data from published academic literature, supported the recent initiation of our Phase 2a clinical trials of GH001 in BDII (GH001-BD-202) and PPD (GH001-PPD-203), our Phase 2b clinical trial of GH001 in TRD (GH001-TRD-201), and our Phase 1 clinical trial of GH002 in healthy volunteers (GH002-HV-105) and may also form the basis to support clinical programs with GH003, our intranasal mebufotenin product candidate. Further nonclinical studies are expected to be performed as our development progresses.

Delivery Systems and Routes of Administration for Mebufotenin

We are working to optimize current delivery systems and to investigate additional delivery systems and additional routes of administration for mebufotenin (5-methoxy-N,N-dimethyltryptamine, or 5-MeO-DMT) which we believe could expand the patient population that could benefit from our product candidates.

Currently, GH001, our inhalable mebufotenin product candidate, has been vaporized using an inhalation device purchased from a third party, which is a CE-marked medical device in the European Union and licensed as a medical device in Canada and Australia. We continue to use that device in our Phase 2b trial in TRD patients (GH001-TRD-201) and in the recently initiated Phase 2a trials in bipolar II disorder (GH001-BD-202) and postpartum depression (GH001-PDD-203). We are working with a CDMO to develop a proprietary delivery device for GH001 for use in our pivotal clinical trial program and for commercial use, and based on recent development progress, we now expect to submit an IND for GH001, delivered with this proprietary device, in the third quarter of 2023. The IND-opening study is expected to be a Phase 1 clinical pharmacology trial in healthy volunteers (GH001-HV-106), designed to support bridging to the clinical data generated with the third-party device we currently use in our clinical trials. Due to the progress with our proprietary aerosol delivery device, we no longer plan to submit an IND with the third-party device.

GH002, our intravenous mebufotenin product candidate, is currently administered using a standard, over-the-counter syringe. For future clinical studies we may license or acquire a specific delivery device from third parties or work with a CDMO to develop such device and establish manufacturing capabilities for such device.

For GH003, our intranasal mebufotenin product candidate, we plan to either license or acquire the required delivery devices from third parties or work with a CDMO to develop such device and establish manufacturing capabilities for such device.

We expect that GH001 and GH003 along with the accompanying devices, will be regulated by the FDA as drug-device combination products. However, for GH002, this classification will depend on our final choice for its commercial presentation.

Manufacturing and Supply

We do not own or operate, and currently have no plans to establish, any manufacturing facilities. We rely on CDMOs to further develop and synthesize the API that is contained in our GH001, GH002 and GH003 product candidates and to further develop and manufacture our product candidates. The manufacturing processes are contracted so that the relevant API and product candidate manufacturing steps are compliant with cGMP. We expect to continue to rely upon third parties for the development and production of all clinical supply API and drug product that we may use. We also use contract manufacturers to fill, label, package, store and distribute our product candidates. We currently rely on two suppliers for our API and a single supplier for our GH001 product candidate, and because we maintain only a limited supply of API and GH001 product candidate we may not be able to avoid a material disruption in the event of any need to replace one or more of our suppliers. For our Phase 2b trial in TRD patients (GH001-TRD-201) and our Phase 2a trials in bipolar II disorder (GH001-BD-202) and postpartum depression (GH001-PDD-203), we currently acquire from a third party the vaporization device used to create the inhaled aerosol from our GH001 product candidate. We do not have a commercial supply agreement with this third party, nor have we established license agreements with any alternative provider of a suitable vaporization device. We are however working with a CDMO to develop a proprietary delivery device for GH001 for use in our pivotal clinical trial program and for commercial use, and based on recent development progress, we expect to submit an IND for GH001, delivered with this proprietary device, in the third quarter of 2023.

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

Based on the current understanding of regulatory agencies, TRD encompasses patients who have not been helped by two or more MDD pharmacotherapies. Currently, only two pharmacotherapies are approved specifically for TRD in the United States: Spravato (esketamine), marketed by Janssen, which is an NMDA receptor antagonist; and olanzapine and fluoxetine hydrochloride capsules, which are available generically. Because of this, antidepressants indicated for use in MDD are frequently prescribed, combined or augmented with a second agent to treat TRD patients. Several biopharmaceutical companies have therapies, including other psychedelic-based compounds, in preclinical and clinical development being evaluated or planned to be evaluated in mental illness, including in TRD patients, including Axsome Therapeutics, Beckley Psytech, COMPASS Pathways, Cybin, Entheon, Mindmed, Perception Neuroscience, Relmada Therapeutics, Sage Therapeutics, Small Pharma and Viridia Life Sciences. Of the programs with other psychedelic-based compounds, the most advanced is COMPASS Pathways’ investigational therapy COMP360 given in conjunction with psychological support, for which results of a Phase 2b trial in TRD have been reported and a Phase 3 program has been initiated.

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

Patent Strategy

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

Patent Applications

We have filed patent applications in 11 patent families covering novel uses of mebufotenin (5-methoxy-N,N-dimethyltryptamine, or 5-MeO-DMT) including the use of mebufotenin for treatment of various disorders when administered by inhalation, or by nasal, buccal, sublingual, intravenous, intramuscular or subcutaneous routes, novel aerosol compositions of matter of mebufotenin, novel manufacturing methods for the preparation of and purification of mebufotenin, high purity mebufotenin, novel salt forms of mebufotenin and novel device-related aspects of mebufotenin administration. We are committed to exploring additional opportunities with mebufotenin through continuous research and development and will continue to seek patent protection for all our innovations.

Our patent applications, WO2020169850 and WO2020169851, which collectively cover novel uses of mebufotenin in various disorders, including the use of mebufotenin for treatment of TRD when administered by inhalation, or by nasal, buccal, sublingual, intravenous, intramuscular or subcutaneous administration, were filed on February 24, 2020, with a priority date of February 22, 2019. For both applications, national stage applications have been filed with the United States Patent and Trademark Office, or USPTO, with the European Patent Office, or EPO, and several other national patent offices.

An additional patent application, WO2020254584, which covers novel manufacturing methods for the purification of mebufotenin and high purity mebufotenin, was filed on June 19, 2020, with a priority date of June 19, 2019. For this application, national stage applications have also been filed in a number of patent offices, including the USPTO and EPO.

An additional patent application, WO2021170614, which covers novel aerosol compositions of matter of mebufotenin, including the aerosol that is generated for the administration of GH001, was filed on February 24, 2021, with a priority date February 24, 2020. For this application, national stage applications have also been filed in a number of patent offices, including the USPTO and EPO.

A further patent application was filed on July 22, 2022, with a priority date of July 22, 2021. This application, WO2023002005, covers novel manufacturing methods for the preparation of mebufotenin. Our patent application WO2023002005 is an international Patent Cooperation Treaty, or PCT, application. PCT applications are not eligible to become an issued patent until, among other things, we file one or more national stage patent applications within, depending on the country, 30 to 32 months of the PCT application’s priority date in the countries in which we seek patent protection. For this PCT application, we have not yet filed any national stage applications. If we do not timely file any national stage patent applications, we may lose our ability to obtain patent protection on the inventions disclosed in this patent application. While we intend to timely file national stage patent applications relating to our PCT patent application, we cannot predict whether any such patent applications will result in the issuance of patents that provide us with any competitive advantage.

We have also filed patent applications in six additional patent families, which have not yet been published, that relate to further aspects of mebufotenin use in a therapeutic context, including novel manufacturing methods of mebufotenin, novel salt forms of mebufotenin, novel uses of mebufotenin, and device-related aspects of mebufotenin administration. These applications may serve as a priority application for a PCT application in the future, which can be filed within one year from the original filing date.

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

FDA Approval Process

In the United States, pharmaceutical products are subject to extensive regulation by the FDA. The Federal Food, Drug, and Cosmetic Act, or FDCA and other federal and state statutes and regulations, govern, among other things, the research, development, testing, manufacture, storage, record keeping, approval, labeling, promotion and marketing, distribution, post-approval monitoring and reporting, sampling, and import and export of pharmaceutical products and medical devices. Failure to comply with applicable U.S. requirements may subject a company to a variety of administrative or judicial sanctions, such as a clinical hold, FDA refusal to approve a pending new drug application, or NDA, warning or untitled letters, product recalls, product seizures, total or partial suspension of production or distribution, injunctions, fines, civil penalties and criminal prosecution.

Pharmaceutical product development for a new product in the United States, including a drug-device combination product, typically involves preclinical laboratory and animal tests, the submission to the FDA of an IND, which must become effective before clinical testing may commence, and adequate and well-controlled clinical trials to establish the safety and effectiveness of the drug for each indication for which FDA approval is sought. Satisfaction of FDA pre-market approval requirements typically takes many years and the actual time required may vary substantially based upon the type, complexity and novelty of the product or disease.

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

Before approving an NDA, the FDA will typically inspect one or more clinical trial sites to assure compliance with GCP. Additionally, the FDA will generally inspect the facility or the facilities at which the drug and in the case of a drug-device combination product, the device constituent, is manufactured. The FDA will not approve the product unless compliance with cGMPs is satisfactory and the NDA contains data that demonstrate that the drug is safe and effective in the indication studied.

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

The Best Pharmaceuticals for Children Act, or BPCA, provides NDA holders a six-month extension of any exclusivity—patent or non-patent—for a drug if certain conditions are met. Conditions for exclusivity include the FDA’s determination that information relating to the use of a new drug in the pediatric population may produce health benefits in that population, the FDA making a written request for pediatric studies and the applicant agreeing to perform, and reporting on, the requested studies within the statutory timeframe. Applications under the BPCA are treated as priority applications.

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

Controlled Substances

The federal Controlled Substances Act, or CSA, and its implementing regulations establish a “closed system” of manufacture and distribution of controlled substances. The CSA and regulations promulgated by the U.S. Drug Enforcement Administration, or DEA, impose registration, security, record keeping and reporting, storage and other requirements on individuals and other entities that handle controlled substances. The DEA is the federal agency responsible for regulating controlled substances and requires those individuals or entities that manufacture, import, export, distribute, research or dispense controlled substances to comply with the regulatory requirements in order to prevent the diversion of controlled substances to illicit channels of commerce.

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

Mebufotenin (5-methoxy-N,N-dimethyltryptamine, or 5-MeO-DMT) is currently classified as a Schedule I drug and, if approved for marketing in the United States, will need to be rescheduled by the DEA before it can be commercially marketed, distributed and sold. Rescheduling is dependent on FDA approval and an FDA recommendation to the DEA as to the appropriate schedule. The DEA must conduct notice and comment rulemaking to reschedule a substance. Such action is subject to public comment and potential requests for administrative hearing on any such action. In addition, each state or jurisdiction must also take appropriate administrative or legislative action to reschedule based on federal action.

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

The United States and the majority of countries are signatories to the UN international drug control treaties which dictate certain scheduling, licensing, restrictions and other requirements involving controlled substances. Because mebufotenin is classified as a Schedule I controlled substance under the UN Convention on Psychotropic Substances, 1971 most countries maintain laws and regulations comparable to those in the United Stated related to mebufotenin and other controlled substances.

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

Controlled Drugs Classification

In Ireland, mebufotenin is considered a Schedule 1 drug under the Misuse of Drugs Regulations 2017, as amended. Schedule 1 of the Misuse of Drugs Regulations 2017 lists those drugs to which the most restrictive controls apply: they are considered to have no legitimate or medicinal use and can only be imported, exported, produced, supplied and such like under a license issued by the Irish Health Products Regulatory Authority (HPRA), on behalf of the Department of Health. The position in the member states of the European Union is not harmonized. Member states have implemented the relevant UN Conventions (the Single Convention of Narcotic Drugs 1961 and the Convention on Psychotropic Substances 1971) into their national legislation, which has led to differences in how controlled substances are regulated in different countries of the European Union. It is therefore important to determine at a national level whether a substance is controlled and to comply with the applicable legal requirements. If we are successful in obtaining a marketing authorization in key EU member states, it is likely that rescheduling of mebufotenin will also be required to enable prescribing. There can be no guarantee that such rescheduling would be successful.

In the United Kingdom, where part of our manufacturing process takes place, mebufotenin is considered a Class A drug under the Misuse of Drugs Act 1971, as amended, and as a Schedule 1 drug under the Misuse of Drugs Regulations 2001, as amended. Class A drugs are considered to be the most potentially harmful and have the highest level of control exerted over them under the Misuse of Drugs Act 1971. Similarly, Schedule 1 of the Misuse of Drugs Regulations 2001 lists those drugs to which the most restrictive controls apply: they are considered to have no legitimate or medicinal use and can only be imported, exported, produced and supplied under a license issued by the UK Government’s Home Office. If and when it is granted a marketing authorization by the MHRA in respect of the United Kingdom, mebufotenin would still remain a Schedule 1 drug until rescheduled by the UK Government’s Home Office. Unless and until mebufotenin is rescheduled under the Misuse of Drugs Regulations 2001, and unless a statutory exemption was to be passed for GH001, GH002 or GH003 following the grant of a UK marketing authorization and before rescheduling, any prescribing doctors in the United Kingdom would require a Home Office license to prescribe GH001, GH002 or GH003, and, similarly, any patients to whom GH001, GH002 or GH003 was prescribed would require a Home Office license to possess GH001, GH002 or GH003. There can be no guarantee that such Home Office licenses would be granted or that rescheduling would be successful.

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

Coverage, Pricing and Reimbursement

Significant uncertainty exists as to the coverage and reimbursement status of any product candidates for which we obtain regulatory approval. In the United States and markets in other countries, sales of any mebufotenin therapy for which we receive regulatory approval for commercial sale will depend, in part, on the availability of coverage and reimbursement for our products from third-party payors, such as government healthcare programs, such as Medicare and Medicaid, managed care providers, private health insurers, health maintenance organizations and other organizations. These third-party payors decide which medications they will pay for and will establish reimbursement levels. The availability of coverage and extent of reimbursement by governmental and other third-party payors is essential for most patients to be able to afford treatments such as novel therapies. In the United States, the principal decisions about reimbursement for new medicines are typically made by the Centers for Medicare & Medicaid Services, or CMS. CMS decides whether and to what extent our products will be covered and reimbursed under Medicare and private payors tend to follow CMS to a substantial degree. Factors payors consider in determining reimbursement are based on whether the product is:

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

Notwithstanding any of the above, as a Schedule I substance under the CSA, mebufotenin is currently deemed to have no accepted medical use and therapies that use mebufotenin are currently precluded from reimbursement in the United States.

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

•
The federal Physician Payment Sunshine Act, created under the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act, collectively, the Affordable Care Act, or the ACA, which requires applicable manufacturers of drugs, devices, biologics and medical supplies for which payment is available under Medicare, Medicaid or the Children’s Health Insurance Program to report annually to the U.S. Department of Health and Human Services, or HHS, information related to payments or other transfers of value made to physicians (defined to include doctors, dentists, optometrists, podiatrists and chiropractors), physician assistants, nurse practitioners, clinical nurse specialists, anesthesiologist assistants, certified registered nurse anesthetists, certified nurse midwives and teaching hospitals, as well as ownership and investment interests held by the physicians described above and their immediate family members;

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

Other Healthcare Laws and Compliance Requirements outside the United States

Outside of the United States, individual countries impose a variety of anti-corruption laws, most notable of which is the UK Bribery Act 2010 because of its apparent extra-territorial effect. Within the European Union, our operations will be subject to anti-corruption laws in most member states. There is a heightened risk both from application of the FCPA and from national laws in many European and other countries because many of their healthcare professionals are categorized as government officials. These laws will impose a variety of strictures on our business which are time consuming and expensive, including limiting engagements with healthcare professionals, the requirement to obtain prior authorizations for promotional activities from employers and/ or government or industry bodies, and the requirement to supply transparency information regarding the interactions. Failure to comply with these laws is potentially very costly and can lead to reputational damage, fines, penalties and imprisonment as well as investigations and additional oversight of our business activities.

Regulations Governing the Use, Processing and Cross-border Transfer of Personal Information

In the event we decide to conduct future clinical trials in Europe, the United States or other jurisdictions, we may be subject to additional privacy and data protection requirements and restrictions. The collection, use, storage, disclosure, transfer or other processing of personal data regarding individuals in the European Economic Area, including personal health data, is subject to EU and national level data protection and privacy laws including, most notably, the GDPR, which became effective on May 25, 2018. The GDPR is wide-ranging in scope and imposes numerous requirements on entities that process personal data, including requirements relating to processing health and other sensitive data, obtaining consent of the individuals to whom the personal data relates in certain circumstances, providing information to individuals regarding data processing activities, implementing safeguards to protect the security and confidentiality of personal data, providing notification of data breaches and taking certain measures when engaging third-party processors that will have access to personal data. The GDPR also imposes strict rules on the transfer of personal data to countries outside the European Economic Area, including the United States. Entities that fail to comply with the requirements of the GDPR may be subject to very significant penalties, including potential fines of up to the greater of €20 million or 4% of annual global revenue, and up to the greater of GBP 17.5 million or 4% of annual global revenue in the case of noncompliance with the UK GDPR. The GDPR increases our responsibility and liability in relation to personal data that we process where such processing is subject to the GDPR, and we may be required to put in place additional mechanisms to ensure compliance with the GDPR, including as implemented by individual countries. The United Kingdom has legislation equivalent to GDPR, and while the European Commission issued an adequacy decision on June 28, 2021, enabling data transfers from EU member states to the United Kingdom to continue without requiring organizations to put in place contractual or other measures in order to lawfully transfer personal data between the territories, it remains unclear how data transfers to and from the United Kingdom will be regulated in the long term. Compliance with the GDPR and the UK GDPR is a rigorous, costly and time-intensive process that will increase our cost of doing business or require us to change our business practices, and despite those efforts, there is a risk that we may be subject to fines and penalties, litigation and reputational harm in connection with our European personal data processing activities.

In the United States, numerous federal and state laws and regulations, including state data breach notification laws, state health and personal information privacy laws, and federal and state consumer protection laws, govern the collection, use, processing, storage, transmission, disclosure, destruction and protection of health-related and other personal information. For example, the California Consumer Privacy Act of 2018, or CCPA, became effective on January 1, 2020 and creates new individual privacy rights for California consumers and places increased privacy and security obligations on entities handling certain personal data of California consumers. The CCPA requires companies subject to the legislation to provide new disclosure to consumers about such companies’ data collection, use and sharing practices and provide such consumers new ways to opt-out of certain sales or transfers of personal information. The CCPA provides for civil penalties as well as a private right of action for certain data breaches that result in the loss of personal information. This private right of action may increase the likelihood of, and risks associated with, data breach litigation. In addition, the California Privacy Rights Act of 2020, or CPRA, went into effect on January 1, 2023. The CPRA, among other things, gives California residents the ability to limit the use of their personal information, further restricts the use of cross-contextual advertising, establishes restrictions on the retention of personal information, expands the types of data breaches subject to the CCPA’s private right of action and establishes a new California Privacy Protection Agency to implement and enforce the CCPA and CPRA. Other states, such as Nevada, New Hampshire, Washington, Illinois and Nebraska, and the U.S. federal government are considering comprehensive privacy laws, and on January 1, 2023, the Virginia Consumer Data Protection Act, or CDPA, became effective. The CDPA contains provisions that require businesses subject to the legislation to conduct data protection assessments in certain circumstances and that require opt-in consent from Virginia consumers to process certain sensitive personal information. In addition, on July 8, 2021, Colorado enacted the Colorado Privacy Act, or the CoPA. The CoPA is set to take effect on July 1, 2023. Moreover, laws in all 50 U.S. states require businesses to provide notice to consumers whose personal information has been disclosed as a result of a data breach. The CDPA, CoPA and such other proposed legislation, if enacted, may add additional complexity, variation in requirements, restrictions and potential legal risk, require additional investment of resources in compliance programs, impact strategies and the availability of previously useful data and could result in increased compliance costs and/or changes in business practices and policies.

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

Healthcare Reform

The U.S. government, state legislatures and foreign governments have shown significant interest in implementing cost containment programs to limit the growth of government-paid healthcare costs, including price controls, restrictions on reimbursement and requirements for substitution of generic products for branded prescription drugs. Healthcare reforms that have been adopted, and that may be adopted in the future, could result in further reductions in coverage and levels of reimbursement for pharmaceutical products, increases in rebates payable under U.S. government rebate programs and additional downward pressure on pharmaceutical product prices. Healthcare reform proposals recently culminated in the enactment of Inflation Reduction Act, or IRA, which will allow HHS to negotiate the selling price of certain drugs and biologics that CMS reimburses under Medicare Part B and Part D (excluding drugs and biologics that are designated and approved for only one rare disease or condition), although only high-expenditure single-source drug that have been approved for at least 7 years (11 years for biologics) can be selected by CMS for negotiation, with the negotiated price taking effect two years after the selection year. The negotiated prices, which will first become effective in 2026, will be capped at a statutory ceiling price. Beginning in October 2022 for Medicare Part D and January 2023 for Medicare Part B, the IRA will also penalize drug manufacturers that increase prices of Medicare Part D and Part B drugs at a rate greater than the rate of inflation. The IRA will also eliminate, beginning in 2025, the coverage gap under Medicare Part D by significantly lowering the enrollee maximum out-of-pocket cost and requiring manufacturers to subsidize, through a newly established manufacturer discount program, 10% of Part D enrollees’ prescription costs for brand drugs below the out-of-pocket maximum, and 20% once the out-of-pocket maximum has been reached. It is unclear to what extent other statutory, regulatory, and administrative initiatives will be enacted and implemented in the future.

Employees

As of December 31, 2022, we had thirty-two employees. Of our workforce, twenty-three employees are engaged in research and development activities with the rest providing administrative, business and operations support.

None of our employees are represented by labor unions or covered by collective bargaining agreements. We have not experienced any employee litigation or claims and consider our employee relations to be good.

C.          Organizational Structure

As of December 31, 2022, we had one subsidiary. The following table sets out for our principal subsidiary, the country of incorporation, and the percentage ownership and voting interest held by us.

Company	Country of Incorporation	Percentage Ownership and Voting Interest	Main Activities
GH Research Ireland Limited	Ireland	100%	Clinical operations and research and development

D.          Property, Plants and Equipment

Facilities

We lease a facility of 106 square meters of office space, located at 28 Baggot Street Lower, Dublin 2, Ireland, and a facility of 391 square meters of office space, located at Joshua Dawson House, Dawson Street, Dublin 2, Ireland. We believe our facilities are adequate for our current needs, including our short-term needs, and that suitable additional or substitute space would be available in Dublin, if needed.

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

On March 29, 2021, GH Research PLC was incorporated under the laws of Ireland to become the ultimate holding company for GH Research Ireland Limited pursuant to the Corporate Reorganization. Prior to our initial public offering, GH Research PLC had only engaged in activities incidental to its formation, the Corporate Reorganization and our initial public offering. The financial information presented prior to the incorporation of GH Research PLC relate solely to GH Research Ireland Limited.

A.	Operating Results

Overview

We are a clinical-stage biopharmaceutical company dedicated to transforming the treatment of psychiatric and neurological disorders. Our initial focus is on developing our novel and proprietary mebufotenin (5-methoxy-N,N-dimethyltryptamine, or 5-MeO-DMT) therapies for the treatment of patients with treatment-resistant depression, or TRD. Mebufotenin was selected as the International Nonproprietary Name (INN) for 5-MeO-DMT by the World Health Organization (WHO) Expert Advisory Panel on the International Pharmacopoeia and Pharmaceutical Preparations.

Our portfolio currently includes GH001, our proprietary inhalable mebufotenin product candidate which is delivered via a vaporization device produced by a third party, and GH002, our proprietary intravenous mebufotenin product candidate, and GH003, our proprietary intranasal mebufotenin product candidate. With GH001, we have completed two Phase 1 healthy volunteer clinical trials (GH001-HV-101 and GH001-HV-103), in which administration of GH001 via inhalation was observed to be well tolerated at the investigated single dose levels and in an individualized dosing regimen, or IDR, with intra-subject dose escalation within a single day. We have also completed a Phase 1/2 clinical trial in patients with TRD (GH001-TRD-102). Based on observed clinical activity in the Phase 1 part of the clinical trial, we believe that administration of a single dose of GH001 has the potential to induce ultra-rapid remissions as measured by the Montgomery-Åsberg Depression Rating Scale, or MADRS, in certain patients, driven by the ultra-rapid onset of psychoactive effects (commonly within seconds) and an intense and short-lived (commonly five to 30 minutes) psychoactive experience. Based on observed clinical activity in the Phase 2 part of the trial, we believe that administration of GH001 in an IDR with intra-subject dose escalation within a single day can further increase the MADRS remission rate as compared to a single dose of GH001.

We have incurred recurring operating losses since inception, including net losses of $22.5 million, $9.2 million and $0.4 million for the years ended December 31, 2022, 2021 and 2020 respectively. As of December 31, 2022, we had an accumulated deficit of $32.5 million, compared to an accumulated deficit as of December 31, 2021 of $10.0 million. We expect to incur significant expenses and operating losses for the foreseeable future as we expand our research and development activities. In addition, our losses from operations may fluctuate significantly from quarter-to-quarter and year-to-year, depending on the timing of our clinical trials, our expenditures on other research and development activities and based on foreign currency translation differences. We anticipate that our expenses will increase significantly in connection with our ongoing activities, as we:

•
continue to develop and conduct clinical trials, including in expanded geographies such as the United States, for GH001, our inhalable mebufotenin product candidate, GH002, our intravenous mebufotenin product candidate, and GH003, our intranasal mebufotenin product candidate for our initial indications and additional indications;

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

In addition, as we progress toward marketing approval for any of our product candidates, we also expect to incur significant commercialization expenses related to product manufacturing, marketing, sales, and distribution.

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

As of December 31, 2022, we had cash and cash equivalents of $166.0 million, compared to cash of $276.8 million as of December 31, 2021. We also held marketable securities of $85.7 million as of December 31, 2022 compared to marketable securities of $nil at December 31, 2021. We believe that our existing cash, cash equivalents and marketable securities of $251.7 million will be sufficient for us to fund our operating expenses and capital expenditure requirements for at least the next 12 months. We have based this estimate on assumptions that may prove to be wrong, and we could exhaust our available capital resources sooner than we expect. See “—B. Liquidity and Capital Resources” below.

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

Research and development activities are central to our business model. Product candidates in later stages of clinical development generally have higher development costs than those in earlier stages of clinical development, primarily due to the increased size and duration of later-stage clinical trials and related product manufacturing expenses. As a result, we expect that our research and development expenses will continue to increase over the next several years as we: (i) advance the clinical development of GH001 for TRD; (ii) advance the clinical development of GH001 for BDII and PPD; (iii) advance GH002, GH003 and any potential future product candidate into clinical development; and (iv) build our third-party or in-house process development, analytical, manufacturing and related capabilities, increase personnel costs and prepare for regulatory filings related to our potential or future product candidates. We also expect to incur additional IP-related expenses as we file further patent applications and prosecute our intellectual property to protect innovations arising from our research and development activities.

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

Our research and development expenses may vary substantially from period to period based on the timing of our research and development activities, including due to timing of initiation of clinical trials and enrollment of patients in clinical trials. Research and development expenses are expected to increase as we advance the clinical development of our inhalable mebufotenin (5-methoxy-N,N-dimethyltryptamine, or 5-MeO-DMT) product candidate GH001, and further advance the research and development of our intravenous mebufotenin product candidate GH002, our intranasal mebufotenin product candidate GH003, and any future product candidates. The successful development of our product candidates is highly uncertain.

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

Net Finance Income/(Expense)

Net finance income/(expense) consists of interest income on marketable securities, interest expense, the net gain or loss on cash equivalents classified at fair value through profit and loss, or FVTPL, and expected credit losses relating to investments in marketable securities.

Foreign Exchange Gain

Foreign exchange gain consists of foreign exchange impacts arising from foreign currency transactions.

Taxation

We are subject to corporate taxation in Ireland. Due to the nature of our business, we have generated losses since inception and have therefore not paid Irish corporation tax.

Unused tax losses can be carried forward indefinitely against future trading income. As there is no certainty that we will generate sufficient taxable profits to be able to utilize these tax loss carry-forwards in full, we have concluded not to recognize any deferred tax assets at December 31, 2022 or 2021.

Results of Operations

Comparison of the Years Ended December 31, 2022 and 2021

The following table summarizes our results of operations for the years ended December 31, 2022 and 2021:

	Year Ended December 31,
	2022	2021	Change
	(in USD thousands)
Operating Expenses:
Research and development	(20,484)	(8,553)	(11,931)
General and administrative	(10,070)	(6,547)	(3,523)
Loss from operations	(30,554)	(15,100)	(15,454)
Net finance income/(expense)	922	(9)	931
Foreign exchange gain	7,176	5,907	1,269
Loss for the year	(22,456)	(9,202)	(13,254)

Research and Development Expenses

The following table summarizes our research and development expenses for the years ended December 31, 2022 and 2021:

	Year Ended December 31,
	2022	2021	Change
	(in USD thousands)
External research and development expenses	(16,019)	(6,602)	(9,417)
Employee expenses(1)	(4,119)	(1,419)	(2,700)
Depreciation	(33)	(14)	(19)
Other expenses	(313)	(518)	205
Research and development	(20,484)	(8,553)	(11,931)

(1) Includes share-based compensation expense of $1.0 million for the year ended December 31, 2022 and $0.2 million for the year ended December 31, 2021.

The following table summarizes our research and development expenses for our product candidates for the year ended December 31, 2022:

	Year Ended December 31,
	2022	2021	Change
	(in USD thousands)
GH001	(12,013)	(5,442)	(6,571)
GH002	(1,538)	—	(1,538)
GH003	(43)	—	(43)
Related to multiple product candidates (GH001, GH002 and GH003)(1)	(6,890)	(3,111)	(3,779)
Research and development	(20,484)	(8,553)	(11,931)

(1) Includes expenses that relate to any combination of GH001, GH002 and/or GH003.

Research and development expenses increased by $11.9 million to $20.5 million for the year ended December 31, 2022, from $8.6 million for the year ended December 31, 2021. The increase was primarily due to increased expenses relating to our technical development including device development, active pharmaceutical ingredient and drug product development and manufacturing as well as an increase in clinical trial expenses. Employee expenses increased by $2.7 million primarily due to the hiring of personnel to support our research and development activities.

Research and development expenses for our product candidates will fluctuate from year to year primarily due to the nature and timing associated with the various lifecycle stages of each candidate.

Research and development expenses relating to GH001 increased by $6.6 million in the year ended December 31, 2022, primarily due to increased technical development including device development, active pharmaceutical ingredient and drug product development and manufacturing as well as an increase in clinical trial expenses.

Research and development expenses relating to GH002 increased by $1.5 million in the year ended December 31, 2022, primarily due to active pharmaceutical ingredient and drug product development and manufacturing and an increase in clinical trial expenses.

Research and development expenses which relate to multiple product candidates increased by $3.8 million in the year ended December 31, 2022, primarily due to the hiring of personnel to support our research and development activities and an increase in nonclinical activities to support each of the product candidates.

General and Administrative Expenses

The following table summarizes our general and administrative expenses for the years ended December 31, 2022 and 2021:

	Year Ended December 31,
	2022	2021	Change
	(in USD thousands)
External costs	(7,785)	(5,618)	(2,167)
Employee expenses(1)	(2,271)	(924)	(1,347)
Depreciation	(14)	(5)	(9)
General and administrative	(10,070)	(6,547)	(3,523)

(1)Includes share-based compensation expense of $0.7 million for the year ended December 31, 2022 and $0.2 million for the year ended December 31, 2021.

General and administrative expenses increased by $3.5 million to $10.1 million for the year ended December 31, 2022, from $6.5 million for the year ended December 31, 2021. The increase is primarily due to an increase of $1.3 million in insurance costs, an increase in professional costs of $0.7 million and an increase of $1.3 million of employee expenses in our general and administrative functions to support our growth initiatives.

Net Finance Income/(Expense)

Our net finance income/(expense) increased by $0.9 million to $0.9 million of net finance income for the year ended December 31, 2022, from $9 thousand of net finance expense for the year ended December 31, 2021. The increase is primarily due to interest income of $0.9 million relating to the marketable securities which we purchased during the year ended December 31, 2022, as well as a gain of $0.3 million relating to our cash equivalents.

Foreign Exchange Gain

Foreign exchange gain increased to $7.2 million for the year ended December 31, 2022, from $5.9 million for the year ended December 31, 2021. This increase was primarily as a result of the translation of the U.S. dollar cash balance in the accounts of our subsidiary into its functional currency which is the euro. During the year, the U.S. dollar strengthened compared to the euro which resulted in the foreign exchange gain.

Comparison of the Years Ended December 31, 2021 and 2020

For a discussion of our statements of operations for the years ended December 31, 2021 and 2020, see the section “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Results of Operations—Comparison of the Years Ended December 31, 2021 and 2020” in our Annual Report on Form 20-F for the year ended December 31, 2021.

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

•	In 2020, we received net cash proceeds of $5.5 million from the issuance of Series A preferred shares.

•	In April 2021, we received net cash proceeds of $118.8 million from the issuance of Series B preferred shares.

•	In June 2021, we completed our initial public offering and received net proceeds of $167.6 million from the issuance of ordinary shares.

•	As of December 31, 2022, we had cash, cash equivalents and marketable securities of $251.7 million compared to cash of $276.8 million as of December 31, 2021.

We plan to continue to fund our operating and capital funding needs through sales of additional equity or other forms of financing. We may also consider pursuing strategic partnerships for clinical development and commercialization of our product candidates. The sale of additional equity would result in additional dilution to our shareholders.

For a discussion of our sources of liquidity for the year ended December 31, 2020, see the section “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Sources of Liquidity” in our Annual Report on Form 20-F for the year ended December 31, 2021.

Cash Flows

Comparison of the Years Ended December 31, 2022 and 2021

The following table summarizes our cash flows for the years ended December 31, 2022 and 2021:

	Year Ended December 31,
	2022	2021	Change
	(in USD thousands)
Net cash provided by (used in):
Net cash flows used in operating activities	(26,199)	(15,283)	(10,916)
Net cash flows used in investing activities	(84,688)	(104)	(84,584)
Net cash flows from financing activities	—	286,447	(286,447)
Net (decrease)/increase in cash and cash equivalents	(110,887)	271,060	(381,947)

Net Cash Flows Used in Operating Activities

Net cash flows used in operating activities increased to $26.2 million for the year ended December 31, 2022 from $15.3 million for the year ended December 31, 2021, an increase of $10.9 million. The increase was primarily due to a $15.5 million increase in loss from operations which has been partially offset by an increase in share-based compensation expense of $1.3 million, an increase of $2.7 million related to changes in the components of working capital and an increase in interest received of $0.5 million.

Net Cash Flows Used in Investing Activities

Net cash flows used in investing activities increased to $84.7 million for the year ended December 31, 2022 from $0.1 million for the year December 31, 2021. The increase was due to the investment in marketable securities of $84.6 million during the year.

Net Cash Flows from Financing Activities

Net cash flows from financing activities decreased to $nil for the year ended December 31, 2022 from $286.4 million for the year ended December 31, 2021. The decrease was due to the proceeds received from the issuance of Series B preferred shares and our initial public offering, each of which took place during the year ended December 31, 2021.

Comparison of the Years Ended December 31, 2021 and 2020

For a discussion of our cash flows for the years ended December 31, 2021 and 2020, see the section “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Cash Flows—Comparison of the Years Ended December 31, 2021 and 2020” in our Annual Report on Form 20-F for the year ended December 31, 2021.

Funding Requirements

We expect our expenses to increase substantially in connection with our ongoing research and development activities, particularly as we advance the technical development work, nonclinical studies and clinical trials of our product candidates and the medical devices required to deliver such product candidates. In addition, if we obtain regulatory approval for any of our product candidates, we expect to incur significant commercialization expenses related to sales, marketing, manufacturing and distribution. Furthermore, we expect to continue to incur additional costs associated with operating as a public company. We anticipate that our expenses will increase substantially if and as we:

•
continue to develop and conduct clinical trials, including in expanded geographies such as the United States, for GH001, our inhalable mebufotenin product candidate, GH002, our intravenous mebufotenin product candidate, and GH003, our intranasal mebufotenin product candidate for our initial indications and additional indications;

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

As of December 31, 2022, we had cash, cash equivalents and marketable securities of $251.7 million. We believe that our existing cash, cash equivalents and marketable securities will be sufficient for us to fund our operating expenses and capital expenditure requirements for at least the next 12 months. However, we have based this estimate on assumptions that may prove to be wrong and we could exhaust our capital resources sooner than we expect. Because of the numerous risks and uncertainties associated with product development, we may incorrectly estimate the timing and amounts of increased capital outlays and operating expenses associated with completing the research and development of our product candidates. Our present and future funding requirements and timing and amount of our operating expenditures, both in the near- and long-term, depend on many factors, including, but not limited to:

•
the scope, progress, results and costs of researching and developing our GH001, GH002 and GH003 product candidates, additional mebufotenin delivery approaches and the medical devices required to deliver these therapies for our initial and any additional indications, as well as other product candidates we may develop;

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

Until such time, if ever, as we can generate substantial product revenues, we expect to finance our cash needs through a combination of public or private equity offerings, debt financings, convertible debt financings, strategic collaborations and licensing arrangements. To the extent that we raise additional capital through the sale of equity or convertible debt securities, the ownership interests of our existing shareholders may be diluted, and the terms of these securities may include liquidation or other preferences that adversely affect the rights of such existing shareholders. Debt financing, if available, may result in fixed payment obligations and may involve agreements that include covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring dividends.

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

The following table presents information about our current executive officers and directors. The term of each of our directors is one year and, accordingly, will expire at our annual general meeting of shareholders to be held in 2023. Ages are as of March 1, 2023.

Name	Position(s)	Age
Executive Officers
Theis Terwey	Chief Executive Officer	47
Magnus Halle	Managing Director, Ireland	26
Julie Ryan	Vice President, Finance	37
Aaron Cameron	Vice President, Technical Development and Operational Planning	38
Non-Executive Directors
Florian Schönharting	Chairman of the Board of Directors	54
Michael Forer	Vice Chairman of the Board of Directors	57
Dermot Hanley	Director	58
Duncan Moore	Director	64

Unless otherwise indicated, the current business address for our executive officers and our non-executive directors is GH Research PLC, Joshua Dawson House, Dawson Street, Dublin 2, D02 RY95, Ireland.

Executive Officers

Theis Terwey, PD Dr. med., has served as our Chief Executive Officer since May 2021. Dr. Terwey is one of our co-founders and was a Director from our founding in 2018 to 2020. Currently, Dr. Terwey also serves as a Senior Consultant for Forward Pharma A/S, a position he has held since 2015. Previously, Dr. Terwey was Partner at NB Capital ApS, a position he held from 2015 to 2020, and he served in a variety of roles at NB Capital Research GmbH, where he was Managing Director from 2012 to 2015, and Medical Advisor from 2009 to 2012. Dr. Terwey holds a Dr. med. from Charité — University Medicine Berlin, where he also is a private lecturer (Privatdozent), and completed his specialist degree for Internal Medicine.

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

Julie Ryan, FCA, has served as our Vice President, Finance since January 2021. Previously, Ms. Ryan has served in a number of senior finance roles including Ardagh Group plc, where she was Group Reporting Manager from 2018 to 2020, Sherry FitzGerald, where she was Commercial Business Partner in 2018, ICON plc, where she was Assistant Manager, Commercial/Finance Business Partnering from 2015 to 2018 and Brambles Ltd, where she was Finance Manager from 2013 to 2015. Ms. Ryan qualified as a chartered accountant with PricewaterhouseCoopers and holds a B.Comm (Acc) from University College Dublin and a MAcc from University College Dublin’s Michael Smurfit Graduate Business School.

Aaron Cameron, has served as our Vice President, Technical Development since August 2021, before taking the role of Vice President, Technical Development and Operational Planning in December 2022. Previously Mr. Cameron has served in a number of senior technical, supply chain and program management positions including Viatris, where he was Head of Device Program Management from 2020 to 2021, and Iterum Therapeutics, where he held roles as VP, Supply Chain and Logistics and Director of Drug Product Development and Manufacturing, between 2016 and 2021. From 2013 to 2016, Mr. Cameron served in a variety of roles in R&D in Mylan, after serving in a variety of roles in R&D, Commercialization and Manufacturing in MSD between 2006 and 2012. Mr. Cameron holds a B.Sc. in Chemical and Pharmaceutical Sciences from Dublin City University, a M.Sc. in Industrial Pharmaceutical Science from the Royal College of Surgeons, Dublin, and an MBA from Bradford University.

Non-Executive Directors

Florian Schönharting, has served as the Chairman of our Board of Directors since 2018. Mr. Schönharting is one of our co-founders. Mr. Schönharting is also co-founder of Forward Pharma A/S, has served on its board of directors since 2005 and has served as Chairman of its board of directors since 2011. He has also founded or co-founded several other biopharmaceutical companies, including Genmab A/S, Veloxis A/S (f/k/a Life Cycle Pharma A/S), Zealand Pharma A/S and Acadia Pharmaceuticals Inc. Mr. Schönharting has more than 25 years of investment executive experience in public and private equity funds involved in the biopharmaceutical industry. We believe that Mr. Schönharting is qualified to serve on our Board of Directors because of his experience, attributes and skills, including his extensive pharmaceutical and executive experience.

Michael Forer, has served as the Vice Chairman of our Board of Directors since March 2022 and as a member of our Board of Directors since December 2020. Mr. Forer is currently Vice Chairman of the Board of Directors of NYSE listed ADC Therapeutics SA. Mr. Forer was a co-founder of ADC Therapeutics SA in 2011 and has served as its initial Chief Executive Officer from 2011 to 2015, its Chief Financial Officer through its IPO on the NYSE from 2015 to 2020, its Executive Vice President from 2015 to 2022 and General Counsel from 2020 to 2022.  Previously, Mr. Forer was a board member and Executive Director of Spirogen Sarl from 2008 to 2013, leading up to its acquisition by AstraZeneca in 2013 for $440 million. Mr. Forer has extensive experience as a professional investor in the biotech sector, including leading investments in Spirogen and ADC Therapeutics for Auven Therapeutics Holdings L.P. from 2008 to 2015, as a co-founder and partner in Rosetta Capital Limited from 2001 to present, and as an investment manager at Rothschild Asset Management from 1998 to 2001. Mr. Forer holds a B.A. in economics from the University of Western Ontario and an LL.B. from the University of British Columbia. We believe that Mr. Forer is qualified to serve on our Board of Directors because of his experience, attributes and skills, including his extensive pharmaceutical experience.

Dermot Hanley, has served as a member of our Board of Directors since September 2021. Mr. Hanley is an experienced independent non-executive director and investment banker. He is currently a non-executive board member of numerous private equity backed companies and regulated financial investment funds. These include several group companies of Killiney Maritime since September 2018, Larix Opportunities Master ICAV since February 2020, Varagon Capital Credit Strategies ICAV since October 2020. Additionally, he has served as Chairperson of 4010 Royalty Fund ICAV (previously, RTW Investments ICAV) since January 2021 and CVP Credit Value Fund (Europe) V GP Limited since May 2021. He founded Nusli in 2012. Previously, Mr. Hanley was Co-Head of Coverage for Barclays Bank Ireland and spent 16 years in international investment banking and capital markets roles with major global firms, including Claret Capital, JP Morgan, Deutsche Bank and Citibank. He is a member of the Governance Advisory Council for The Corporate Governance Institute and is also a longstanding member of the Finance and Economics Committee (Ecotax) at The Irish Business and Employers Confederation. He is a graduate of University College Dublin (BSc) and The Queens University of Belfast (MBA) and holds a diploma in corporate governance from The Corporate Governance Institute/Glasgow Caledonia University. We believe that Mr. Hanley is qualified to serve on our Board of Directors because of his experience, attributes and skills, including his extensive executive experience.

Duncan Moore, PhD, has served as a member of our Board of Directors since September 2021. Dr. Moore is a partner at East West Capital Partners since May 2008. Previously, Dr. Moore was a top-ranked pharmaceutical analyst at Morgan Stanley from 1991 to 2008 and was a Managing Director from 1997 to 2008 leading the firm’s global healthcare equity research team. Whilst at the University of Cambridge, he co-founded a medical diagnostics company, Ultra Clone, with two colleagues which led to the beginnings of a 20-year career in healthcare capital markets analysis. In 1986, he was involved in establishing the BankInvest biotechnology funds and was on their scientific advisory board. Dr. Moore was educated in Edinburgh and attended the University of Leeds where he studied Biochemistry and Microbiology. He has a M.Phil. and Ph.D. from the University of Cambridge where he was also a post-doctoral research fellow. Currently, he is an active investor in biomedical companies, he has a board position at Forward Pharma A/S, Cycle Pharma and ASP Isotopes. He is also the Chairman of the Scottish Life Sciences Association and serves on the Board of Governors of Merchiston Castle School in Edinburgh and the International School in Shenzhen in the Peoples Republic of China. We believe that Mr. Moore is qualified to serve on our Board of Directors because of his experience, attributes and skills, including his extensive pharmaceutical and executive experience.

B.	Compensation

Compensation of Directors and Executive Officers

For the year ended December 31, 2022, the aggregate compensation paid to the members of our Board of Directors and our executive officers for services in all capacities, including retirement and similar benefits, was $1.2 million.

No new share options were granted to directors or executive officers of the Company during the year ended December 31, 2022.

Equity Incentive Plans

Share Option Plan

We have adopted a share option plan (referred to herein as the Share Option Plan), under which grants of options are made to eligible participants. The purpose of the Share Option Plan is to attract, retain and motivate employees and directors to provide for competitive compensation opportunities, to encourage long term service, to recognize individual contributions and reward achievement of performance goals, and to promote the creation of long term value for our shareholders. As of December 31, 2022, options with respect to 461,596 ordinary shares, having a weighted average exercise price of $15.32 per share, were outstanding under the Share Option Plan.

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

Board Composition of Directors

Our Board of Directors is composed of four members. The current members of our Board of Directors were elected at our first annual general meeting of shareholders as a public company in 2022 and will serve until our next annual general meeting in 2023.

Our Board of Directors has determined that each of Michael Forer, Dermot Hanley and Duncan Moore qualifies as an independent director within the meaning of applicable Nasdaq standards.

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

Diversity

We do not have a “diverse” Board of Directors as defined in Nasdaq Rule 5605(f). We are a clinical-stage company with four directors, and are thus deemed to be a “company with a smaller board” as defined in Nasdaq Rule 5605(f)(2)(D). As a result of being a clinical-stage company, there has not yet been an opportunity to consider “diverse” candidates. That being said, we believe in having a diverse workforce and will consider “diverse” director candidates when an opportunity arises. Our nominating and corporate governance committee, within the purview of its mandate, has the responsibility to take diversity into consideration as part of the overall director selection and nomination processes and to make the identification of diverse candidates a search criterion. The matrix below sets forth a summary of the diversity of our Board of Directors as of both August 5, 2022 and March 9, 2023:

Country of Principal Executive Offices: Ireland

Foreign Private Issuer: Yes

Disclosure Prohibited under Home Country Law: No

Total Number of Directors: 4

	Female	Male	Non-Binary	Did Not Disclose
Part I: Gender Identity	0	4	0	0

Part II: Demographic Background

Underrepresented individual in home country jurisdiction	0

LGBTQ+	0

Did not disclose	0

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

The audit committee is governed by a charter that complies with Nasdaq rules that apply to us. The audit committee has the responsibility for, among other things:

•	recommending the appointment of the independent auditor to shareholders for approval at the general meeting of shareholders;

•	the appointment, compensation, retention and oversight of any accounting firm engaged for the purpose of preparing or issuing an audit report or performing other audit services;

•	pre-approving the audit services and non-audit services to be provided by our independent auditor before the auditor is engaged to render such services;

•	evaluating the independent auditor’s qualifications, performance and independence, and presenting its conclusions to the full Board of Directors on at least an annual basis;

•	reviewing and discussing with management and our independent registered public accounting firm our financial statements and our financial reporting process; and

•	reviewing, approving or ratifying any related party transactions.

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

As of December 31, 2022, we had thirty-two employees. Twenty-three employees are engaged in research and development activities with the rest engaged in general administrative functions.

None of our employees are represented by labor unions or covered by collective bargaining agreements. We have not experienced any employee litigation or claims and consider our employee relations to be good.

E.	Share Ownership

See “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders.”

F.	Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

Not applicable.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

The following table presents information relating to the beneficial ownership of our ordinary shares as of December 31, 2022:

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

The percentage of beneficial ownership in the table below is based on 52,020,849 ordinary shares outstanding as of December 31, 2022. Options to purchase shares that are exercisable within 60 days are deemed to be beneficially owned by the persons holding these options for the purpose of computing percentage ownership of that person, but are not treated as outstanding for the purpose of computing any other person’s ownership percentage.

As of December 31, 2022, to our knowledge, 7 U.S. record holders held approximately 78.2% of our issued and outstanding ordinary shares. The actual number of shareholders is greater than this number of record holders and includes shareholders who are beneficial owners but whose shares are held in street name by brokers and other nominees. This number of holders of record also does not include shareholders whose shares may be held in trust or by other entities.

Except as otherwise indicated in the table below, addresses of the directors, executive officers and named beneficial owners are in care of GH Research PLC, Joshua Dawson House, Dawson Street, Dublin 2, D02 RY95. Ireland.

Principal Shareholders	Number of Ordinary Shares Beneficially Owned	Percentage of Ordinary Shares Beneficially Owned
5% or Greater Shareholders
BVF(1)	9,275,158	17.8%
RA Capital(2)	4,898,373	9.4%
FMR LLC(3)	4,455,981	8.6%
Venrock(4)	3,517,125	6.8%
Executive Officers and Directors
Theis Terwey	6,188,070	11.9%
Magnus Halle	*	*
Julie Ryan(5)	*	*
Aaron Cameron(6)	*	*
Florian Schönharting	14,824,419	28.5%
Spike Loy(7)	*	*
Michael Forer(8)	*	*
Dermot Hanley	*	*
Duncan Moore	*	*
All executive officers and directors as a group (9 persons)	21,173,220	40.7%

*	Represents beneficial ownership of less than 1% of our total outstanding ordinary shares.

(1)
Based solely on the Form 13F Holdings Report filed with the SEC by BVF Inc. on February 14, 2023. Consists of ordinary shares held by Biotechnology Value Fund, L.P. (“BVF”), including ordinary shares held by Biotechnology Value Fund II, L.P. (“BVF2”) and Biotechnology Value Trading Fund OS L.P. (“Trading Fund OS”). BVF (“BVF GP”), as the general partner of BVF, may be deemed to beneficially own the shares beneficially owned by BVF. BVF II GP L.L.C. (“BVF2 GP”), as the general partner of BVF2, may be deemed to beneficially own the shares beneficially owned by BVF2. BVF Partners OS Ltd. (“Partners OS”), as the general partner of Trading Fund OS, may be deemed to beneficially own the shares beneficially owned by Trading Fund OS. BVF GP Holdings L.L.C. (“BVF GPH”), as the sole member of each of BVF GP and BVF2 GP, may be deemed to beneficially own the shares beneficially owned in the aggregate by BVF and BVF2. BVF Partners L.P. (“Partners”), as the general partner of BVF and BVF2, the sole member of Partners OS, and the investment manager of Trading Fund OS, may be deemed to beneficially own the shares beneficially owned in the aggregate by BVF, BVF2 and Trading Fund OS. BVF Inc., as the general partner of Partners, may be deemed to beneficially own the shares beneficially owned by Partners. Mark Lampert, as a director and officer of BVF Inc., may be deemed to beneficially own the shares beneficially owned by BVF Inc. The address of the above persons and entities is 44 Montgomery Street, 40th Floor, San Francisco, CA 94104.

(2)
Based solely on the Schedule 13G/A filed with the SEC by RA Capital Management, L.P. (“RA Capital”) on February 14, 2023 and consists of ordinary shares held by RA Capital Healthcare Fund, L.P. (the “Fund”) and RA Capital Nexus Fund II, L.P. (the “Nexus Fund II”). RA Capital Healthcare Fund GP, LLC is the general partner of the Fund and RA Capital Nexus Fund II GP, LLC is the general partner of the Nexus Fund II. The general partner of RA Capital is RA Capital Management GP, LLC, of which Dr. Kolchinsky and Mr. Shah are the controlling persons. RA Capital serves as investment adviser for the Fund and the Nexus Fund II and may be deemed a beneficial owner, for purposes of Section 13(d) of the Exchange Act, of any securities held by the Fund and the Nexus Fund II. The Fund and the Nexus Fund II have delegated to RA Capital the sole power to vote and the sole power to dispose of all securities held in the Fund’s and the Nexus Fund II’s portfolios, including the Company’s ordinary shares. As managers of RA Capital, Dr. Kolchinsky and Mr. Shah may be deemed beneficial owners, for purposes of Section 13(d) of the Exchange Act, of any securities beneficially owned by RA Capital. The address of RA Capital is 200 Berkeley Street, 18th Floor, Boston MA 02116.

(3)
Based solely on the Schedule 13G/A filed with the SEC by FMR LLC on February 9, 2023 and consists of ordinary shares held by FMR LLC or certain of its subsidiaries and affiliates. Abigail P. Johnson is a Director, the Chairman and the Chief Executive Officer of FMR LLC. Members of the Johnson family, including Abigail P. Johnson, are the predominant owners, directly or through trusts, of Series B voting common shares of FMR LLC, representing 49% of the voting power of FMR LLC. The Johnson family group and all other Series B shareholders have entered into a shareholders' voting agreement under which all Series B voting common shares will be voted in accordance with the majority vote of Series B voting common shares. Accordingly, through their ownership of voting common shares and the execution of the shareholders' voting agreement, members of the Johnson family may be deemed, under the Investment Company Act of 1940, to form a controlling group with respect to FMR LLC. The address of FMR LLC is 245 Summer Street, Boston, Massachusetts 02210.

(4)
Based solely on the Schedule 13G/A filed by Venrock Healthcare Capital Partners II, L.P. on February 14, 2023 and consists of ordinary shares held by Venrock Healthcare Capital Partners II, L.P., VHCP Co-Investment Holdings II, LLC, Venrock Healthcare Capital Partners III, L.P., VHCP Co-Investment Holdings III, LLC and Venrock Healthcare Capital Partners EG, L.P. VHCP Management II, LLC is the general partner of Venrock Healthcare Capital Partners II, L.P. and the manager of VHCP Co-Investment Holdings II, LLC. VHCP Management III, LLC is the general partner of Venrock Healthcare Capital Partners III, L.P. and the manager of VHCP Co-Investment Holdings III, LLC. VHCP Management EG, LLC is the general partner of Venrock Healthcare Capital Partners EG, L.P. Messrs. Nimish Shah and Bong Koh are the voting members of VHCP Management II, LLC, VHCP Management III, LLC and VHCP Management EG, LLC. The addresses of Venrock Healthcare Capital Partners II, L.P. are 7 Bryant Park, 23rd Floor, New York, NY 10018 and 3340 Hillview Avenue, Palo Alto, CA 94304.

(5)	Excludes options to purchase a total of 50,487 ordinary shares that are not exercisable by Ms. Ryan within 60 days of the date of this Annual Report.

(6)	Excludes options to purchase a total of 33,211 ordinary shares that are not exercisable by Mr. Cameron within 60 days of the date of this Annual Report.

(7)
Mr. Loy, a Managing Director of BVF Partners LP, disclaims beneficial ownership with respect to the 9,275,158 ordinary shares held of record by entities affiliated with BVF except to the extent of his pecuniary interest therein. See footnote (1). On March 27, 2022, Mr. Loy resigned from our Board of Directors.

(8)
Does not include 212,850 ordinary shares held by Dune Capital Inc., a company which is wholly owned by a trust whose beneficiaries include Mr. Forer and his family. Mr. Forer does not exercise investment or voting control over the trust, and therefore such shares do not appear in the table above.

B.	Related Party Transactions

The following is a description of related party transactions we have entered into since January 1, 2020 with any members of our Board of Directors, our executive officers and the holders of more than 5% of our ordinary shares, other than compensation arrangements which are described under “Item 6. Directors, Senior Management and Employees.”

Unless referring to transactions that took place after our initial public offering or explicitly stated otherwise, the share and per share numbers set forth below under this “—Major Shareholders and Related Party Transactions” section do not give effect to the Share Consolidation.

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

Name of Shareholders	Series B Preferred Shares	Aggregate Purchase Price Paid
Entities affiliated with BVF	5,067,701	$25,000,002.87
Florian Schönharting	202,699	999,955.52

Registration Rights Agreement

We entered into a registration rights agreement on June 18, 2021 in connection with our initial public offering (referred to herein as the Registration Rights Agreement), pursuant to which our existing shareholders were granted registration rights. Such existing shareholders have the right to require us to register the sale of the registrable securities held by them on Form F-3, subject to offering size and other restrictions.

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

Indemnification

 Our Constitution requires us to indemnify our directors and executive officers, employees and other officials serving at the specific direction of the company to the fullest extent permitted by Irish law. For more information, see Exhibit 2.1 to this Annual Report.

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

Legal Proceedings

From time to time, we may be a party to litigation or subject to claims incident to the ordinary course of business. Although the results of litigation and claims cannot be predicted with certainty, we currently believe that the final outcome of these ordinary course matters will not have a material adverse effect on our results of operations, cash flows and financial position. Regardless of the outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources and other factors. We were not a party to any material litigation and did not have material contingency reserves established for any liabilities as of December 31, 2022.

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

As we are an Irish company, Irish dividend withholding tax, or DWT, currently at a rate of 25%, will arise in respect of dividends or other distributions to our shareholders unless an exemption applies. There are exemptions that may be available to U.S. Holders (as defined in “Item 10. Additional Information—E. Taxation”); such shareholders should consult their respective tax advisers. Where DWT arises, we are responsible for deducting DWT at source and accounting for the relevant amount to the Revenue Commissioners of Ireland. See “Item 10. Additional Information—B. Memorandum and Articles of Association.”

B.	Significant Changes

A discussion of the significant changes in our business can be found under “Item 4. Information on the Company—A. History and Development of the Company” and “Item 4. Information on the Company—B. Business Overview.”

ITEM 9.	THE OFFER AND LISTING

A.	Offering and Listing Details

See “—C. Markets” below.

B.	Plan of Distribution

Not applicable.

C.	Markets

Our ordinary shares are listed on Nasdaq under the symbol “GHRS.” For a description of our ordinary shares, see “Item 10. Additional Information—B. Memorandum and Articles of Association.”

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

The Financial Transfers Act, 1992 prohibits financial transfers involving a number of persons, entities and bodies, which is subject to amendment on an ongoing, regular basis and currently includes, but is not limited to: certain persons, entities, bodies and activities in Belarus, Bosnia & Herzegovina, Burundi, Sudan, South Sudan, the Central African Republic, Libya, Liberia, Lebanon, Mali, the Democratic People’s Republic of Korea, Myanmar/Burma, Tunisia, Zimbabwe, Côte d'Ivoire, Venezuela, the Syrian Arab Republic, the Republic of Guinea-Bissau, Nicaragua, Democratic Republic of Congo, Iran, Ukraine, Russia, or certain persons, entities and bodies associated with the Taliban in Afghanistan; ISIL (Da’esh) and Al-Qaeda; Turkey’s unauthorized drilling activities in the Eastern Mediterranean and certain known terrorists and terrorist groups and countries that harbor certain terrorist groups, without the prior permission of the Central Bank of Ireland.

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

This discussion is based on the Code, administrative pronouncements, judicial decisions, final, temporary and proposed U.S. Treasury regulations, and the income tax treaty between Ireland and the United States, or the “Treaty”, all as of the date hereof, any of which is subject to change or differing interpretations, possibly with retroactive effect.

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

U.S. Treasury regulations that apply to taxable years beginning on or after December 28, 2021 may in some circumstances prohibit a U.S. person from claiming a foreign tax credit with respect to certain non-U.S. taxes that are not creditable under applicable income tax treaties. Accordingly, U.S. investors that are not eligible for Treaty benefits should consult their tax advisers regarding the creditability or deductibility of any non-U.S. taxes imposed on them. This discussion does not apply to investors in this special situation. U.S. Holders should consult their tax advisers concerning the U.S. federal, state, local and non-U.S. tax consequences of owning and disposing of ordinary shares in their particular circumstances.

Passive Foreign Investment Company Rules

Under the Code, we will be a PFIC for any taxable year in which, after the application of certain “look-through” rules with respect to our subsidiaries, either (i) 75% or more of our gross income consists of “passive income,” or (ii) 50% or more of the average quarterly value of our assets consists of assets that produce, or are held for the production of, “passive income.” For purposes of the calculations above, we will be treated as if we hold our proportionate share of the assets of, and receive directly our proportionate share of the income of, any other corporation in which we directly or indirectly own at least 25%, by value, of the shares of such corporation. Passive income generally includes dividends, interest, rents, certain non-active royalties, and capital gains. Based on our current operations, income, assets and certain estimates and projections, including as to the relative values of our assets, including goodwill, which is based on the price of our ordinary shares, we believe that we were a PFIC for our 2022 taxable year due to interest income we recognized (which is passive income for purposes of the PFIC rules) and the fact that we generated no other active income. Additionally, we expect to recognize interest income in 2023 and, therefore, we anticipate that we will likely be a PFIC in 2023 and may also be a PFIC in future taxable years. However, because our PFIC status is a factual annual determination that can be made only after the end of the relevant taxable year, our PFIC status for 2023 or any future taxable year is uncertain. If we are a PFIC for any year during which a U.S. Holder holds ordinary shares, we would generally continue to be treated as a PFIC with respect to such holder for all succeeding years during which such holder holds ordinary shares, even if we ceased to meet the threshold requirements for PFIC status, unless the U.S. Holder makes a “deemed sale” election, which would allow the U.S. Holder to eliminate the continuing PFIC status under certain circumstances but would require the U.S. Holder to recognize gain taxed under the general PFIC rules described below. Prospective investors should invest in our ordinary shares only if they are willing to bear the U.S. federal income tax consequences associated with an investment in a PFIC.

If we were a PFIC for any taxable year and any of our subsidiaries or other companies in which we owned or were treated as owning equity interests were also a PFIC (any such entity is herein referred to as a “Lower-tier PFIC”), a U.S. Holder would be deemed to own a proportionate amount (by value) of the shares of each Lower-tier PFIC and would be subject to U.S. federal income tax according to the rules described in the subsequent paragraph on (i) certain distributions by a Lower-tier PFIC; and (ii) dispositions of shares of Lower-tier PFICs, in each case as if such holder held such shares directly, even though such holder will not have received the proceeds of those distributions or dispositions.

If we were a PFIC for any taxable year during which a U.S. Holder held any of our ordinary shares, such holder would generally be subject to adverse tax consequences. Generally, gain recognized upon a disposition (including, under certain circumstances, a pledge) of our ordinary shares would be allocated ratably over a U.S. Holder’s holding period for the ordinary shares. The amounts allocated to the taxable year of disposition and to years before we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for that taxable year for individuals or corporations, as appropriate, and an interest charge would be imposed on the tax on such amount. Further, to the extent that any distributions received on a U.S. Holder’s ordinary shares during a taxable year exceeded 125% of the average of the annual distributions on those shares during the preceding three years or such holder’s holding period, whichever was shorter, those distributions would be subject to taxation in the same manner as gain.

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

If a U.S. Holder makes the mark-to-market election with respect to the first taxable year that we are a PFIC and the U.S. Holder holds our shares, such holder will generally recognize as ordinary income any excess of the fair market value of such holder’s ordinary shares at the end of each taxable year in which we are a PFIC over their adjusted tax basis, and will recognize an ordinary loss in respect of any excess of the adjusted tax basis of the ordinary shares over their fair market value at the end of such taxable year (but only to the extent of the net amount of income previously included as a result of the mark-to-market election). The U.S. Holder’s tax basis in their ordinary shares will be adjusted to reflect these income or loss amounts. Any gain recognized on the sale or other disposition of ordinary shares in a year when we are a PFIC will be treated as ordinary income and any loss will be treated as an ordinary loss (but only to the extent of the net amount of income previously included as a result of the mark-to-market election). Any gain or loss recognized on the sale or other disposition of ordinary shares in a year when we are not a PFIC will generally be taxed in the manner described below under “—Sale or Other Disposition of Ordinary Shares.” Subject to the discussion in the immediately succeeding paragraph, any distributions will generally be taxed in a manner described below under “—Taxation of Distributions.” This election will not apply to any of our non-U.S. subsidiaries. Accordingly, a U.S. Holder may continue to be subject to tax under the PFIC excess distribution regime with respect to any Lower-tier PFICs notwithstanding a mark-to-market election for the ordinary shares.

In addition, if we were a PFIC for any taxable year in which we paid a dividend or for the prior taxable year, the preferential dividend rates discussed below with respect to dividends paid to certain non-corporate U.S. Holders would not apply.

If a company that is a PFIC provides certain information to U.S. Holders, a U.S. Holder can then avoid certain adverse tax consequences described above by making a “qualified electing fund”  (“QEF Election”) in the first taxable year that the company is treated as a PFIC with respect to the U.S. Holder. A U.S. Holder must make the QEF Election for each PFIC by attaching a separate properly completed IRS Form 8621 for each PFIC to the U.S. Holder’s timely filed U.S. federal income tax return.

We will endeavor to provide information necessary for U.S. Holders to make a QEF Election with respect to us for the 2022 taxable year and currently intend to provide such information for any subsequent year if we believe we are a PFIC in such year, but there is no assurance that we will timely provide this information. Moreover, even if we provide this information regarding us and any wholly-owned subsidiaries on a timely basis, we may not be able to furnish this information with respect to a non-wholly owned Lower-tier PFIC, if any. There is also no assurance that we will have timely knowledge of our status as a PFIC in the future or of the information that a U.S. Holder would need to provide in order to make a valid election.

If a U.S. Holder makes a QEF Election with respect to a PFIC, the U.S. Holder will be taxed on its pro rata share of the PFIC’s ordinary earnings and net capital gain (at ordinary income and capital gain rates, respectively) for each taxable year that the entity is a PFIC. If a U.S. Holder makes a QEF Election with respect to us, any distributions paid by us out of our earnings and profits that were previously included in the U.S. Holder’s income under the QEF Election would not be taxable to the U.S. Holder. A U.S. Holder will increase its tax basis in its ordinary shares by an amount equal to any income included under the QEF Election and will decrease its tax basis by any amount distributed on the ordinary shares that is not included in the U.S. Holder’s income. In addition, a U.S. Holder will recognize capital gain or loss on the disposition of ordinary shares in an amount equal to the difference between the amount realized and the U.S. Holder’s adjusted tax basis in the ordinary shares, as determined in U.S. dollars. U.S. Holders should note that if they make QEF Elections with respect to us or any Lower-tier PFICs, they may be required to pay U.S. federal income tax with respect to their ordinary shares for any taxable year significantly in excess of any cash distributions received on the ordinary shares for such taxable year. U.S. Holders should consult their tax advisers regarding making QEF Elections in their particular circumstances.

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

PROSPECTIVE U.S. HOLDERS SHOULD CONSULT THEIR TAX ADVISERS REGARDING THE CONSEQUENCES OF OUR PFIC STATUS ON AN INVESTMENT IN ORDINARY SHARES.

Taxation of Distributions

The following is subject to the discussion under “—Passive Foreign Investment Company Rules” above. As discussed above under “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Dividends and Dividend Policy,” we do not currently expect to make distributions on our ordinary shares. In the event that we do make distributions of cash or other property, distributions paid on ordinary shares, other than certain pro rata distributions of ordinary shares, will generally be treated as dividends to the extent paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Because we do not maintain calculations of our earnings and profits under U.S. federal income tax principles, we expect that distributions generally will be reported to U.S. Holders as dividends. However, in light of the discussion in “—Passive Foreign Investment Company” above, non-corporate U.S. Holders should expect that dividends, if any, will likely not be eligible for preferential tax rates.

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

Sale or Other Disposition of Ordinary Shares

The following is subject to the discussion under “—Passive Foreign Investment Company Rules” above.

Gain or loss realized by a U.S. Holder on the sale or other disposition of ordinary shares will be capital gain or loss, and will be long-term capital gain or loss if the U.S. Holder’s holding period for such ordinary shares was more than one year as of the date of the sale or other disposition. The amount of the gain or loss will equal the difference between the U.S. Holder’s tax basis in the ordinary shares disposed of and the amount realized on the disposition, in each case as determined in U.S. dollars. Long-term capital gain recognized by a non-corporate U.S. Holder is subject to U.S. federal income tax at rates lower than the rates applicable to ordinary income and short-term capital gains, while short-term capital gains are subject to U.S. federal income tax at the rates applicable to ordinary income. However, in light of the discussion under “—Passive Foreign Investment Company” above, U.S. Holders should expect that any gain recognized on a sale or other taxable disposition of the ordinary shares will likely not be treated as long-term capital gain. This gain or loss will generally be U.S.-source gain or loss for foreign tax credit purposes. The deductibility of capital losses is subject to various limitations.

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

The summary does not constitute tax advice and is intended only as a general guide. The summary is not exhaustive and holders of ordinary shares should consult their own tax advisers about the Irish tax consequences (and the tax consequences under the laws of other relevant jurisdictions) related to the acquisition, ownership and disposal of ordinary shares. The summary applies only to shareholders who will own ordinary shares as capital assets and does not apply to other categories of shareholders, such as dealers in securities, trustees, insurance companies, collective investment schemes and shareholders who have, or who are deemed to have, acquired ordinary shares by virtue of an Irish office or employment (performed or carried on in Ireland).

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

CAT is levied at a rate of 33% above certain tax-free thresholds. The appropriate tax free threshold is dependent upon (i) the relationship between the donor and the donee, and (ii) the aggregation of the values of previous taxable gifts and taxable inheritances received by the donee from persons within the same group threshold. Gifts and inheritances passing between spouses of the same marriage or civil partners of the same civil partnership are exempt from CAT. Children have a tax free threshold of €335,000 in respect of taxable gifts or inheritances received from their parents. Our shareholders should consult their own tax advisers as to whether CAT is creditable or deductible in computing any domestic tax liabilities.

There is also a “small gift exemption” from CAT whereby the first €3,000 of the taxable value of all taxable gifts taken by a donee from any one donor, in each calendar year, is exempt from CAT and is also excluded from any future aggregation. This exemption does not apply to an inheritance.

THE IRISH TAX CONSIDERATIONS SUMMARIZED ABOVE ARE FOR GENERAL INFORMATION ONLY. HOLDERS OF OUR ORDINARY SHARES SHOULD CONSULT WITH THEIR TAX ADVISERS REGARDING THE TAX CONSEQUENCES IN IRELAND, INCLUDING RELATING TO THE ACQUISITION, OWNERSHIP AND DISPOSAL OF OUR ORDINARY SHARES.

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

Additionally, pursuant to Irish law, copies of this Annual Report and any information which has been or may be incorporated by reference in this Annual Report, shall be available for inspection by any shareholder of record without charge at all reasonable times at our principal place of business at Joshua Dawson House, Dawson Street, Dublin 2, D02 RY95, Ireland.

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

I.	Subsidiary Information

For information on our subsidiary, see “Item 4. Information on the Company—C. Organizational Structure,” and Exhibit 8.1 to this Annual Report.

J.	Annual Report to Security Holders

If we are required to provide an annual report to security holders in response to the requirements of Form 6-K, we will submit the annual report to security holders in electronic format in accordance with the EDGAR Filer Manual.

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

For the year ended December 31, 2022, we recognized a foreign exchange gain of $7.2 million, compared to a foreign exchange gain of $5.9 million for the year ended December 31, 2021. This gain was primarily as a result of the translation of the U.S. dollar cash balance in the accounts of our subsidiary into its functional currency which is the euro. During the year, the U.S. dollar strengthened compared to the euro which resulted in this foreign exchange gain.  While we benefited from changes in foreign exchange rates in 2022, it is possible that foreign exchange losses could occur. Any occurrences of foreign exchange losses would negatively affect us and the effect could be material.

We do not believe there is currently a need to enter into specific contracts to reduce the exposure to changes in foreign exchange rates, such as by entering into options or forward contracts. We may in the future consider using options or forward contracts to manage currency transaction exposures.

At December 31, 2022, if the U.S. dollar had weakened / strengthened by 10% against the euro with all other variables held constant, the loss before tax for the year would have been $8.5 million higher / lower compared to $10.0 million higher/lower at December 31, 2021, mainly due to the translation of the U.S. dollar cash balance in the accounts of our subsidiary into its functional currency which is euro.

Credit Risk

Credit risk is the risk that a counterparty will not meet its obligations under a financial instrument or customer contract, leading to a financial loss. We are exposed to credit risk on our cash and cash equivalents and marketable securities. Our cash balance is maintained with well established, highly rated financial institutions. As of December 31, 2022, the cash balance is held at three banks that have a minimum S&P’s credit rating of A-. In the year ended December 31, 2022, we have invested in investment grade bonds and in a money market fund (“the Portfolio”). These investments are exposed to credit risk in the event of default of the counterparty. We do not invest in equity instruments or derivatives and none of the bonds are individually above 3% of the value of the Portfolio.

Interest Rate Risk

Interest rate risk is the risk of a change in the price of a financial instrument due to fluctuations in interest rates, leading to a financial loss. We are exposed to interest rate risk on our marketable securities. The value of our marketable securities would decrease in the short term in the event of an interest rate increase in alternative investments.

As of December 31, 2022, if interest rates had increased / decreased by 50 basis points, with all other variances held constant, the Group’s total comprehensive loss would have been $1.1 million higher / lower (2021: $nil), due to the movement in the fair value of the Group’s marketable securities.

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

The Company’s management, with the participation of the Company’s Chief Executive Officer and Vice President, Finance, has evaluated the effectiveness of the Company’s disclosure controls and procedures (as defined in Exchange Act Rule 13a-15(e)) as of December 31, 2022. Based on such evaluations, our Chief Executive Officer and Vice President, Finance, have concluded that these disclosure controls and procedures were not effective as of the end of the period covered by this Annual Report. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.

B.	Management’s Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. This rule defines internal control over financial reporting as a process designed by, or under the supervision of, a company's principal executive officer and principal financial officer and effected by the board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS as issued by the International Accounting Standards Board (‘IASB’) and includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS accounting standards, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2022. This assessment was performed under the direction and supervision of our Chief Executive Officer and our Vice President, Finance, and based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO.

Based on such evaluation, management, including our Chief Executive Officer and Vice President, Finance concluded that, as a result of the material weaknesses in our internal control over financial reporting described below, our internal control over financial reporting was not effective as of December 31, 2022.

In connection with the preparation and review of our financial statements for the year ended December 31, 2022 we have identified material weaknesses in our internal control over financial reporting. We determined that we lacked a sufficient number of trained professionals with an appropriate level of accounting knowledge, training and experience to:
•	design and maintain formal accounting policies, procedures and controls over the fair presentation of our financial statements; and
•
design and maintain controls over the preparation and review of account reconciliations, journal entries and financial statements, including maintaining appropriate segregation of duties and controls over information technology systems.

These control deficiencies did not result in a material misstatement to our annual or interim financial statements. However, each of these control deficiencies could result in a misstatement of our accounts or disclosures that would result in a material misstatement of our annual or interim financial statements that would not be prevented or detected, and accordingly, we determined that these control deficiencies constitute material weaknesses.

Remediation Plans

We are committed to remediating the control deficiencies that gave rise to the material weaknesses.  We continue to take steps to remediate these material weaknesses including:

•
Hiring trained professionals with the relevant knowledge and experience in key areas including accounting, finance, internal audit and legal, which are further supported by appropriately qualified external advisers;

•	Engaging third party consultants to review and make recommendations with respect to the design of our internal controls over financial reporting, including segregation of duties; and
•	Engaging subject matter experts to support us in formalizing and implementing our information technology systems.

Until the remediation process is completed and the required internal controls over financial reporting have been fully implemented and operated for a sufficient period of time to be able to conclude that the controls are effective, the material weaknesses described above will continue to exist.

Notwithstanding the existence of the material weaknesses as described above, we believe that the consolidated financial statements in this Annual Report fairly present, in all material respects, our financial position, results of operations and cash flows as of the dates, and for the periods, presented, in conformity with IFRS.

C.	Attestation Report of the Registered Public Accounting Firm

This Annual Report does not include an attestation report of the Company’s registered public accounting firm because we are an emerging growth company under the JOBS Act.

D.	Changes in Internal Control over Financial Reporting

There were no changes to internal control over financial reporting (as defined in Exchange Act Rule 13a-15(f)) during the year ended December 31, 2022, that would have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16.	[RESERVED]

A.	Audit Committee Financial Expert

Our Board of Directors has determined that each of Dermot Hanley, Michael Forer and Duncan Moore is considered an “audit committee financial expert” as defined by the SEC. Our Board of Directors has determined that each of Dermot Hanley, Michael Forer and Duncan Moore satisfies the “independence” requirements set forth in Rule 10A-3 under the Exchange Act.

B.	Code Of Ethics

We have adopted a Code of Business Conduct and Ethics, or the Code of Ethics, that is applicable to all of our employees, executive officers and directors. The Code of Ethics is available on our website www.ghres.com. The audit committee of our Board of Directors is responsible for overseeing the Code of Ethics and is required to approve any waivers of the Code of Ethics for employees, executive officers and directors. We expect that any amendments to the Code of Ethics, or any waivers of its requirements, will be disclosed on our website. For the year ended December 31, 2022, we did not grant any waivers of the Code of Ethics.

C.	Principal Accountant Fees And Services

For the years ended December 31, 2022 and 2021, PricewaterhouseCoopers, the Irish member firm of PricewaterhouseCoopers International Limited, acted as our independent registered public accounting firm.

“PwC entities” means PricewaterhouseCoopers, the auditor of the Company, as well as all of the foreign entities belonging to the PwC network.

The following table summarizes the approximate fees for services rendered by PwC entities for the years ended December 31, 2022 and 2021:

	For the Years Ended
	December 31,
	2022	2021
	(In USD thousands)
Audit fees	547	1,015
Tax fees	-	29
Total Fees	547	1,044

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

Pre-Approval Policies and Procedures

In accordance with the requirements of the Sarbanes-Oxley Act and rules issued by the SEC, our audit committee reviews and pre-approves all audit and permitted non-audit services performed by our independent registered public accounting firm. The procedures require that all proposed future engagements of our independent registered public accounting firm for audit and permitted non-audit work are submitted to our audit committee for approval prior to the beginning of any such service. In accordance with this policy, all services performed by and all fees paid to PwC entities after our initial public offering were approved by our audit committee, following its formation.

D.	Exemptions From The Listing Standards For Audit Committees

None.

E.	Purchases Of Equity Securities By The Issuer And Affiliated Purchasers

During the year ended December 31, 2022, no purchases of our equity securities were made by or on behalf of GH Research PLC or any affiliated purchaser.

F.	Change in Registrant's Certifying Accountant

The information required by Item 16F was previously reported in our Annual Report on Form 20-F for the year ended December 31, 2021.

G.	Corporate Governance

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

See “Item 6. Directors, Senior Management and Employees” and “Item 10. Additional Information—B. Memorandum and Articles of Association” for further information.

H.	Mine Safety Disclosure

Not applicable.

I.	Disclosure Regarding Foreign Jurisdictions That Prevent Inspections

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have responded to Item 18 in lieu of this item.

ITEM 18.	FINANCIAL STATEMENTS

Financial Statements are filed as part of this Annual Report, beginning on page F-1.

ITEM 19.	EXHIBITS

The following documents are filed as part of this Annual Report.

EXHIBIT INDEX

Incorporation by Reference
Exhibit No.	Description	Form	File No.	Exhibit No.	Filing Date
1.1*	Constitution of GH Research PLC
2.1*	Description of Securities
4.1	Form of Registration Rights Agreement between GH Research PLC and the shareholders listed therein	F-1/A	333-256796	10.1	June 21, 2021
4.2§	Form of GH Research PLC Share Option Plan	F-1/A	333-256796	10.2	June 21, 2021
8.1	List of subsidiaries	F-1	333-256796	21.1	June 4, 2021
12.1*	Certification of Principal Executive Officer Pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification of Principal Financial Officer Pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1*	Certification of Principal Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2*	Certification of Principal Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
101.INS	Inline XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*	Filed herewith.

§	Management contract, compensatory plan or arrangement.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

GH Research PLC
Date:	March 9, 2023	By:	/s/ Theis Terwey
			Name:	Theis Terwey
			Title:	Chief Executive Officer

By:	/s/ Julie Ryan
	Name:	Julie Ryan
	Title:	Vice President, Finance

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of GH Research PLC

Opinion on the Financial Statements

We have audited the accompanying consolidated statement of financial position of GH Research PLC and its subsidiary (the “Company”) as of December 31, 2022 and 2021, and the related consolidated statement of comprehensive income, changes in equity and cash flows for each of the two years in the period ended December 31, 2022, including the related notes (collectively referred to as the “consolidated financial statements”).  In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31,  2022 and 2021, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2022 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits.  We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB.  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.

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

/s/PricewaterhouseCoopers

Dublin, Ireland
March 9, 2023

We have served as the Company’s auditor since 2021.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of GH Research PLC

Opinion on the Financial Statements

We have audited the statement of comprehensive income, statement of changes in equity, and the statement of cash flows of GH Research PLC (the “Company”) for the year ended December 31, 2020, including the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the results of operations and cash flows of the Company for the year ended December 31, 2020 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of these financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

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

We served as the Company’s auditor from 2020 to 2021.

GH RESEARCH PLC
Consolidated statement of comprehensive income

		Year ended December 31,
		2022	2021	2020
	Note	$’000	$’000	$’000
Operating expenses
Research and development	3	(20,484)	(8,553)	(338)
General and administration	3	(10,070)	(6,547)	(108)
Loss from operations		(30,554)	(15,100)	(446)

Net finance income/(expense)	6	922	(9)	—
Foreign exchange gain	3	7,176	5,907	—
Total other income		8,098	5,898	—

Loss before tax		(22,456)	(9,202)	(446)
Tax charge/(credit)	7	—	—	—
Loss for the year		(22,456)	(9,202)	(446)

Other comprehensive income/(expense)
Items that may be reclassified to profit or loss
Fair value movement on marketable securities	11	558	—	—
Currency translation adjustment		(7,132)	(6,103)	212
Total comprehensive loss for the year		(29,030)	(15,305)	(234)

Attributable to owners:
Loss for the year		(22,456)	(9,202)	(446)
Comprehensive loss for the year		(29,030)	(15,305)	(234)

Loss per share
Basic and diluted loss per share (in USD)	20	(0.432)	(0.211)	(0.016)

The accompanying notes to the consolidated financial statements are an integral part of these consolidated financial statements.

GH RESEARCH PLC
Consolidated statement of financial position

		At December 31,
		2022	2021
	Note	$’000	$’000
ASSETS
Current assets
Cash and cash equivalents	9	165,955	276,776
Other current assets	10	2,586	3,066
Total current assets		168,541	279,842
Non-current assets
Marketable securities	11	85,724	—
Property, plant and equipment	12	97	82
Total non-current assets		85,821	82
Total assets		254,362	279,924

LIABILITIES AND EQUITY
Current liabilities
Trade payables	13	1,868	883
Other current liabilities	14	2,678	1,866
Total current liabilities		4,546	2,749
Total liabilities		4,546	2,749

Equity attributable to owners
Share capital	15	1,301	1,301
Additional paid-in capital	15	291,448	291,448
Other reserves	15	2,595	366
Foreign currency translation reserve	15	(13,035)	(5,903)
Accumulated deficit		(32,493)	(10,037)
Total equity		249,816	277,175
Total liabilities and equity		254,362	279,924

The accompanying notes to the consolidated financial statements are an integral part of these consolidated financial statements.

GH RESEARCH PLC
Consolidated statement of changes in equity

	Attributable to owners
	Share capital	Additional paid-in capital	Other reserves	Foreign currency translation reserve	Accumulated deficit	Total
	$’000	$’000	$’000	$’000	$’000	$’000
	Note 15	Note 15	Note 15	Note 15
At January 1, 2020	801	—	—	(12)	(389)	400
Loss for the year	—	—	—	—	(446)	(446)
Translation adjustment	—	—	—	212	—	212
Total comprehensive loss for the year	—	—	—	212	(446)	(234)
Issue of share capital	70	5,430	—	—	—	5,500
Total transactions with owners	70	5,430	—	—	—	5,500
At December 31, 2020	871	5,430	—	200	(835)	5,666

At January 1, 2021	871	5,430	—	200	(835)	5,666
Loss for the year	—	—	—		(9,202)	(9,202)
Translation adjustment	—	—	—	(6,103)	—	(6,103)
Total comprehensive loss for the year	—	—	—	(6,103)	(9,202)	(15,305)
Share-based compensation expense	—	—	366	—	—	366
Corporate reorganization	(160)	160	—	—	—	—
Issue of share capital	590	285,858	—	—	—	286,448
Total transactions with owners	430	286,018	366	—	—	286,814
At December 31, 2021	1,301	291,448	366	(5,903)	(10,037)	277,175

At January 1, 2022	1,301	291,448	366	(5,903)	(10,037)	277,175
Loss for the year	—	—	—	—	(22,456)	(22,456)
Other comprehensive income/(loss)	—	—	558	(7,132)	—	(6,574)
Total comprehensive income/(loss) for the year	—	—	558	(7,132)	(22,456)	(29,030)
Share-based compensation expense	—	—	1,671	—	—	1,671
Total transactions with owners	—	—	1,671	—	—	1,671
At December 31, 2022	1,301	291,448	2,595	(13,035)	(32,493)	249,816

The accompanying notes to the consolidated financial statements are an integral part of these consolidated financial statements.

GH RESEARCH PLC
Consolidated statement of cash flows

		Year ended December 31,
		2022	2021	2020
	Note	$’000	$’000	$’000
Cash flows from operating activities
Loss for the year		(22,456)	(9,202)	(446)
Depreciation	12	47	19	—
Share-based compensation expense	17	1,671	366	—
Net finance (income)/expense	6	(922)	9	—
Foreign exchange gain	3	(7,176)	(5,907)	—
Movement in working capital		2,159	(559)	116
Cash flows used in operating activities		(26,677)	(15,274)	(330)
Finance expense paid		(22)	(9)	—
Finance income received		500	—	—
Net cash used in operating activities		(26,199)	(15,283)	(330)

Cash flows used in investing activities
Purchase of property, plant and equipment	12	(67)	(104)	—
Purchase of marketable securities	11	(84,621)	—	—
		(84,688)	(104)	—
Cash flows from financing activities
Proceeds from capital contributions	15	—	309,200	5,500
Transaction costs from capital contributions	15	—	(22,753)	—
Net cash flows from financing activities		—	286,447	5,500

Net (decrease)/increase in cash and cash equivalents		(110,887)	271,060	5,170
Cash at the beginning of the year		276,776	5,895	498
Impact of foreign exchange on cash		66	(179)	227
Cash and cash equivalents at the end of the year		165,955	276,776	5,895

The accompanying notes to the consolidated financial statements are an integral part of these consolidated financial statements.

GH RESEARCH PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1. Corporate information

GH Research PLC (the “Company”) was incorporated on March 29, 2021. The registered office of the Company is located at 28 Baggot Street Lower, Dublin 2, Ireland. The Company controls one wholly-owned subsidiary: GH Research Ireland Limited, which was incorporated in Dublin, Ireland on October 16, 2018. The Company and its subsidiary form the GH Research Group (the “Group” or GH Research).

The Group is a clinical-stage biopharmaceutical company dedicated to transforming the treatment of psychiatric and neurological disorders. Its initial focus is on developing the novel and proprietary mebufotenin (5-methoxy-N,N-dimethyltryptamine, or 5-MeO-DMT) therapies for the treatment of patients with Treatment Resistant Depression, or TRD. Its portfolio currently includes GH001, a proprietary inhalable mebufotenin product candidate, GH002, a proprietary intravenous mebufotenin product candidate, and GH003, a proprietary intranasal mebufotenin product candidate.

On March 29, 2021, GH Research PLC was incorporated under the laws of Ireland to become the ultimate holding company for GH Research Ireland Limited pursuant to a corporate reorganization, which is described in further detail in note 15 “Share capital and reserves”.

These consolidated financial statements were presented to the Board of Directors and approved by them for issue on March 9, 2023.

2. Basis of preparation, significant judgments, and accounting policies

Basis of preparation

Compliance with International Financial Reporting Standards

The consolidated financial statements for the year ended December 31, 2022, have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). These consolidated financial statements are presented in U.S. dollar (“USD” or “$”), which is the Company’s functional currency and the Group’s presentation currency. The financial statements have been prepared under the historical cost convention.

The incorporation of GH Research PLC was accounted for as a capital reorganization applying the predecessor accounting method. Under predecessor accounting, the Group carries forward the predecessor carrying values of the net assets and liabilities assumed as previously reflected in the financial statements of GH Research Ireland Limited and the comparative balances are presented on that basis. The financial information presented prior to the incorporation of GH Research PLC, including the comparative financial information for the year ended December 31, 2020, relates solely to GH Research Ireland Limited.

The financial information presented in this report does not represent full statutory accounts as defined by the Companies Act 2014. The statutory accounts of GH Research PLC for the year ended December 31, 2022, are expected to be filed with the Companies Registration Office by November 26, 2023.

New and amended IFRS standards

There are no new IFRS standards, amendments to standards or interpretations that are mandatory for the financial year beginning on January 1, 2022, that are relevant to the Group and that have had any impact on the consolidated financial statements. New standards, amendments to standards and interpretations that are not yet effective have been deemed by the Group as currently not relevant and are not listed here.

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

Since its incorporation, the Group has funded its growth through capital increases. The Group has no bank loans or other debt outstanding as of December 31, 2022. As a result, the Group is not exposed to liquidity risk through requests for early repayment of loans.

As of December 31, 2022, the Group’s cash and cash equivalents amounted to $166.0 million (2021: $276.8 million). The Group also held marketable securities of $85.7 million as of December 31, 2022, (2021: $nil). The Group’s marketable securities are quoted in active markets and are an additional source of liquidity.

The Board of Directors believes that the Group has sufficient financial resources available to cover its planned cash outflows for at least the next twelve months from the date of issuance of these consolidated financial statements. The Group, therefore, continues to adopt the going concern basis in preparing its consolidated financial statements.

Share conversion and consolidation

On May 27, 2021, the Company effected the conversion of its Series A preferred shares and Series B preferred shares into ordinary shares and it effected a 2.50-to-one share consolidation of its outstanding shares (see note 15, “Share capital and reserves”). Accordingly, all share and per share amounts for all financial years presented in these consolidated financial statements and notes thereto have been adjusted retroactively, where applicable, to reflect this share consolidation.

Use of estimates and judgments

The preparation of the consolidated financial statements requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates.

In preparing these consolidated financial statements, the significant judgments made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty are as follows:

Functional currency

As explained in this note and in note 18, the functional currency of the subsidiary, GH Research Ireland Limited, is euro. Judgment was applied in the determination that euro was the appropriate functional currency of the subsidiary. The principal consideration supporting this decision was made by reference to the current activities the subsidiary undertakes which is the execution of clinical trials for which the costs are primarily in euro. Judgment was also applied in the determination that the U.S. dollar is the functional currency of the parent company with the principal considerations being that most of the expenses incurred and all funding raised are in U.S. dollars.

Share-based compensation expense

As explained in note 17, the expected volatility assumption used was based on selected volatility determined by median values observed among other comparable public companies. Judgment was applied in the selection of comparable public companies and of the relevant period of observation used to determine the median values.

Deferred tax balances and the valuation of tax operating losses

During the period from incorporation of GH Research Ireland Limited to December 31, 2022, the Group has incurred losses, which are a potential benefit in the event that the Group reports a taxable profit in the future. In preparing these financial statements, the Group has assessed that the likelihood of a taxable profit is currently not sufficiently certain for these potential benefits to be recognized as a deferred tax asset. This assessment is based on the status of the research into the Group’s principal investigational product and the significant challenges that remain before operating profits can be assured (refer to note 8, “Deferred income taxes”).

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

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are retranslated at the consolidated statement of financial position date. The subsidiary is holding a U.S. cash balance and, as a result of the accounting treatment, when it is translated to euro in the subsidiary accounts, it results in a foreign exchange gain or loss in the income statement. On consolidation, the subsidiary’s assets and liabilities in foreign currencies are retranslated and the resulting foreign currency difference goes through the foreign currency translation reserve.

Share capital issuances are translated into U.S. dollars at the exchange rate prevailing when the contractual commitment is made. Foreign currency differences can arise on translation where the cash inflows are received in a different period to the contractual commitment.

Cash and cash equivalents

Cash and cash equivalents represent cash held in bank current accounts with original maturities of less than three months and investments which are readily convertible to a known amount of cash and are subject to insignificant changes in value. Cash and cash equivalents are carried at amortized cost or, in the case of investments, at fair value through profit or loss as the cash flows from these funds do not represent solely payments of principal and interest. The Group’s determination of its investments as cash equivalents requires judgment, which includes assessing the ability to readily convert an instrument into cash.

The Group’s cash balance is maintained with well established, highly rated financial institutions. The majority of the cash balance is held in U.S. dollars.

Financial assets

A financial asset is recognized in the statement of financial position when the Group becomes a party to its contractual provisions. At initial recognition, a financial asset is measured at fair value (plus, in the case of a financial asset at fair value through profit and loss (“FVTPL”), directly attributable transaction costs) and is assigned one of the following classifications for the purpose of subsequent measurement:

-	financial asset at amortized cost;
-	financial asset at fair value through other comprehensive income (“FVOCI”); or
-	financial asset at FVTPL.

The Group determines the appropriate classification based on the contractual cash flow characteristics of the financial asset and the objective of the business model within which the financial asset is held. In determining the business model for a group of financial assets, the Group considers factors such as, how performance is evaluated and reported within the Group, the risks that impact performance and how they are managed, and the expected frequency, value and timing of sales of financial assets.

In considering the contractual cash flow characteristics of a financial asset, the Group determines whether the contractual terms give rise, on specified dates, to cash flows that are solely payments of principal and interest on the principal outstanding. In making this determination, the Group assesses whether the financial asset contains a contractual term that could change the timing or amount of the contractual cash flows such that it would not meet this condition.

Financial assets are derecognized when the Group’s contractual rights to the cash flows from the financial asset expire, are extinguished or transferred to a third party.

Marketable securities represent the Group’s investment portfolio, which is mainly comprised of investment grade bonds. At initial recognition, marketable securities are measured at fair value and subsequently at FVOCI when both of the following conditions are met:

•	The asset has contractual terms that give rise to cash flows on specified dates that are solely payments of principal and interest on the principal outstanding; and
•	The asset is held within a business model whose objective is achieved by both collecting contractual cash flows and selling those assets.

Purchases and sales of instruments are recognized on the trade date with gains and losses arising from changes in fair value included in OCI. Interest income, using the effective interest method, is recognized in the income statement. An impairment loss allowance is recognized for expected credit losses (“ECL”). The impairment loss allowance does not reduce the carrying value of the asset but an amount equal to the allowance is recognized in other comprehensive income, or OCI, as an accumulated impairment amount, with corresponding impairment gains or losses recognized in the income statement. On derecognition, the cumulative gain or loss previously recognized in OCI is reclassified to the income statement.

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

Share capital and additional paid-in capital

Share capital

Share capital represents the nominal value of outstanding shares (see note 15, “Share capital and reserves”).

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

Net finance income/(expense)

The Group’s finance income and expense includes interest income, interest expense, the net gain or loss on financial assets classified at FVTPL and impairment charges relating to expected credit losses on investments in marketable securities.

Interest income is recognized using the effective interest method. The effective interest rate is the rate that exactly discounts estimated future cash receipts through the expected life of the financial instrument to the gross carrying value of the financial asset.

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

Research and development tax credits

Research and development tax credits are available to the Group under the tax laws in Ireland based on qualifying research and development spend as defined under those tax laws. Research and development tax credits are recognized at their fair value where there is reasonable assurance that the tax credits will be received and the Group will comply with all conditions attaching to them. Upon recognition, the tax credits are deducted from the relevant operating expenses amount, if the related amounts were previously expensed as incurred, or deducted in arriving at the carrying value of the related asset, if the related costs had been capitalized.

Contingencies

The Group assesses the likelihood of any adverse outcomes as a contingency, including legal matters. Provisions for such contingencies are recorded where it is probable that a liability will be incurred and the amount of that loss can be reliably estimated. A contingent liability is disclosed where the existence of the obligation will only be confirmed by future events, or where the amount of the obligation cannot be measured reliably.

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

3. Expenses by nature

The following table provides the consolidated statement of comprehensive income classification of our expense by nature:

	Year ended December 31,
	2022	2021	2020
	$’000	$’000	$’000
Research and development
External research and development expenses	16,019	6,602	338
Employee expenses (1)	4,119	1,419	—
Depreciation	33	14	—
Other expenses	313	518	—
Total research and development expenses	20,484	8,553	338

General and administrative
External costs	7,785	5,618	103
Employee expenses (2)	2,271	924	5
Depreciation	14	5	—
Total general and administrative expenses	10,070	6,547	108
Total operating expenses	30,554	15,100	446

(1) Included in employee expenses is share-based compensation expense of $1.0 million and $0.2 million for the years ended December 31, 2022 and 2021, respectively, relating to employees in the research and development department.

(2) Included in employee expenses is share-based compensation expense of $0.7 million and $0.2 million for the years ended December 31, 2022 and 2021, respectively, relating to employees in the general and administrative department.

Foreign exchange gain

Foreign exchange gain of $7.2 million for the year ended December 31, 2022 (2021: $5.9 million, 2020: $nil) consists primarily of gains related to the translation of the U.S. dollar cash balance into euro in the accounts of the Company’s subsidiary, GH Research Ireland Limited, whose functional currency is euro as explained in note 2, “Basis of preparation, significant judgments, and accounting policies”.

4. Employee expenses

	Year ended December 31,
	2022	2021	2020
	$’000	$’000	$’000
Salary and related expenses	4,337	1,862	4
Social security costs	382	115	1
Shared based compensation expense	1,671	366	—
	6,390	2,343	5

Information relating to the Share Option Plan is set out in note 17 “Share-based compensation”.

5. Leases

The Group incurred lease expenses for short-term leases as follows:

	Year ended December 31,
	2022	2021	2020
	$’000	$’000	$’000
Lease expenses for short-term leases	101	76	5

6. Net finance income/(expense)

	Year ended December 31,
	2022	2021	2020
	$’000	$’000	$’000
Finance income
Gain on cash equivalents held at FVTPL	308	—	—
Interest income under effective interest rate method at FVOCI	858	—	—
Total finance income	1,166	—	—
Finance expense
Expected credit losses on marketable securities at FVOCI	(121)	—	—
Finance expenses on investment	(123)	—	—
Interest expense	—	(9)	—
Total finance expense	(244)	(9)	—
Net finance income/(expense)	922	(9)	—

7. Income tax

The Group’s expected tax charge/(credit) of $nil for each year is based on the applicable tax rate in Ireland and reconciles to the actual tax charge/(credit) as follows:

	Year ended December 31,
	2022	2021	2020
	$’000	$’000	$’000
Loss before tax	22,456	9,202	446
Tax credit calculated at the domestic tax rate 12.5%	(2,807)	(1,150)	(56)
Tax effects of:
Losses for which no deferred tax asset was recognized	2,625	1,150	56
Other permanent differences	182	—	—
Tax charge/(credit)	—	—	—

8. Deferred income taxes

At December 31, 2022, the Group had unused tax losses of $30.0 million (2021: $10.0 million). Deferred tax assets have not been recognized in respect of these losses because it is not sufficiently certain that the Group will generate sufficient taxable profits to be able to utilize these loss carry-forwards.

The Group made investments in money market funds and marketable securities during the year ended December 31, 2022. A deferred tax asset has not been recognized in respect of unrealized capital losses resulting from movements in the fair value of these instruments at December 31, 2022, as there is no certainty that the Group will generate sufficient capital profits in the future to be able to utilize these losses.

9. Cash and cash equivalents

	Year ended December 31,
	2022	2021
	$’000	$’000
Cash at bank and in hand	130,252	276,776
Cash equivalents	35,703	—
	165,955	276,776

Cash equivalents comprise an investment in a money market fund which is held at fair value through profit and loss and is a Level 1 instrument. The fair value of cash equivalents is calculated by multiplying the net asset value per share by the investment held at the reporting date.

10. Other current assets

	Year ended December 31,
	2022	2021
	$’000	$’000
Prepaid expenses	2,449	3,008
VAT receivable	90	48
Other	47	10
	2,586	3,066

11. Marketable securities

During the year ended December 31, 2022, the Group purchased government and corporate listed bonds which comprise marketable securities measured at FVOCI.

	Year ended December 31,
	2022	2021
Fair value	$’000	$’000
Opening balance	—	—
Additions	84,621	—
Accrued interest	858	—
Interest received	(192)	—
Fair value gain	437	—
Closing balance	85,724	—

These marketable securities had a fair value of $85.7 million at December 31, 2022, (2021: $nil). The impairment loss allowance for expected credit losses at the reporting date was $0.1 million (2021: $nil). The overall movement through OCI is shown in the table below.

	Year ended December 31,
	2022	2021
	$’000	$’000
Fair value gain on marketable securities	437	—
Expected credit losses on marketable securities	121	—
Fair value movement on marketable securities through OCI	558	—

Marketable securities at FVOCI have stated interest rates of 0.25% to 3.75% (2021: none) and mature in 1 to 4 years.

12. Property, plant and equipment

	Computer Equipment $’000	Office Equipment $’000	Medical Devices $’000	Total $’000
Cost
At January 1, 2021	—	—	—	—
Additions	57	8	39	104
Exchange difference	(2)	—	(1)	(3)
At December 31, 2021	55	8	38	101

Accumulated Depreciation
At January 1, 2021	—	—	—	—
Additions	10	1	9	20
Exchange difference	(1)	—	—	(1)
At December 31, 2021	9	1	9	19

Net Book Amount
At December 31, 2021	46	7	29	82

Cost
At January 1, 2022	55	8	38	101
Additions	67	—	—	67
Exchange difference	(3)	—	(2)	(5)
At December 31, 2022	119	8	36	163

Accumulated Depreciation
At January 1, 2022	9	1	9	19
Additions	28	2	17	47
Exchange difference	—	—	—	—
At December 31, 2022	37	3	26	66

Net Book Amount
At December 31, 2022	82	5	10	97

Depreciation expense of $33 thousand (2021: $15 thousand, 2020: $nil) has been charged in research and development expenses and $14 thousand (2021: $4 thousand, 2020: $nil) in general and administration expenses.

13. Trade payables

Trade payables primarily represents amounts incurred for the provision of manufacturing, research and consulting services and legal and professional fees, which have been billed and are outstanding at the end of the year. Trade payables are due to be settled at different times within 12 months.

14. Other current liabilities

	Year ended December 31,
	2022	2021
	$’000	$’000
Accruals	2,366	1,698
Social security payable	217	96
Other	95	72
	2,678	1,866

Other current liabilities mainly comprise accruals for operating expenses and employee tax payable and are expected to be settled within one year.

15. Share capital and reserves

Share capital

Issued and fully paid shares:

	Number of outstanding shares	Share capital	Additional paid-in capital
		$’000	$’000
At January 1, 2020 (1)	70,000,000	801	—
Issuance of share capital - Series A preferred shares (i)	5,923,079	70	5,430
At December 31, 2020 (1)	75,923,079	871	5,430
Issuance of share capital - A Ordinary Shares (ii)	25,000	—	—
Issuance of share capital - Series B preferred shares (iii)	25,379,047	302	118,518
Share exchange (iv)	—	(160)	160
Redemption of A Ordinary Shares (v)	(25,000)	—	—
Share consolidation (vi)	(60,781,276)	—	—
Issue of share capital (vii)	11,499,999	288	167,340
At December 31, 2021	52,020,849	1,301	291,448
At December 31, 2022	52,020,849	1,301	291,448

(1)
Share information presented as of January 1, 2020 and December 31, 2020, is prior to the incorporation of GH Research PLC and relates solely to GH Ireland Research Limited and does not give effect to the 2.50-for-one share consolidation described below.

The authorized share capital of GH Research PLC is 40,000,000,000 ordinary shares of nominal value $0.025 each as of December 31, 2022.

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

Dividend

No dividends were declared or paid during the year (2021: $nil; 2020: $nil).

Reserves

Other reserve of $2.6 million as of December 31, 2022 (2021: $0.4 million) comprises amounts expensed in the consolidated statement of comprehensive income in connection with awards made under the Share Option Plan (see note 17, “Share-based compensation”) and fair value movement on marketable securities (see note 11, “Marketable securities”).

Foreign currency translation reserve of $13.0 million as of December 31, 2022 (2021: $5.9 million) consists of the cumulative currency translation adjustment in respect of GH Research Ireland Limited whose functional currency is euro. The translation adjustments arise from the retranslation of the profits of such operations from the average exchange rate for the year to the exchange rate at the statement of financial position date as well as the retranslation of the subsidiary’s applicable assets and liabilities.

16. Contingencies

As of December 31, 2022, there were no material contingencies which required adjustment to or disclosure in the Group’s financial statements (2021: none).

17. Share-based compensation

Share Options

In June 2021, the Company adopted a share option plan referred to herein as the Share Option Plan under which grants of options are made to eligible participants. The Company has reserved 1,202,734 ordinary shares for future issuance under the Share Option Plan, which include ordinary shares pursuant to share-based equity awards issued to date. As of December 31, 2022, the Company has 741,138 ordinary shares available for the future issuance of share-based equity awards (2021:1,045,547 shares).

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

During the year ended December 31, 2022, the Company granted the option to purchase 304,409 ordinary shares (2021:149,891 shares), respectively, to employees which were in line with the general terms of the Share Option Plan as described above. On September 24, 2021, the Company granted the option to purchase 7,296 ordinary shares to members of the Board of Directors which vested on the date of grant subject to a 2 year service condition, with an exercise price of $2.05.

The following table summarizes the share option awards outstanding as of December 31, 2022 and 2021:

	Average exercise price per share in USD	Number of awards	Weighted average remaining life in years
At December 31, 2020	—	—	—
Granted	15.80	157,187	7.62
At December 31, 2021	15.80	157,187	7.62
Granted	14.10	304,409	7.41
At December 31, 2022	15.32	461,596	7.14

None of the awards outstanding as of December 31, 2022 were exercisable and they expire through 2030. As of December 31, 2022, 60,032 awards are vested and generally subject to a 2 year service condition (2021: 7,296 awards).

The weighted average grant date fair value of awards granted during the year ended December 31, 2022 was $9.92 (2021: $14.44) per award.

The fair values of the options granted were determined on the date of the grant using the Black-Scholes option-pricing model. The Company used an independent valuation firm to assist in calculating the fair value of the award grants per participant.

The fair values of the options granted during the years ended December 31, 2022 and 2021 were determined on the date of the grant using the following assumptions:

	Year ended December 31, 2022	Year ended December 31, 2021
Share price, in USD	9.46 - 19.42	15.00 - 23.74
Strike price, in USD – employees (weighted average)	14.10	18.45
Strike price, in USD – non-executive directors	—	2.05
Expected volatility	87% - 92%	90% - 95%
Award life (weighted average)	6	5.95
Expected dividends	—	—
Risk-free interest rate	1.74% - 3.69%	0.97% - 1.25%

The expected volatility was based on selected volatility determined by median values observed among other comparable public companies.

The award life is based on the time interval between the date of grant and the date during the eight-year life after which, when making the grant, the Company expected on average that participants would exercise their options.

As of December 31, 2022, the amount recorded as an increase to Other Reserves within equity on the consolidated statement of financial position of the Share Option Plan was $2.0 million. The amount of expense for all awards recognized for services received during the year ended December 31, 2022, was $1.7 million (2021: $0.4 million, 2020: $nil).

18. Financial risk management

Financial risk factors

The Board of Directors currently reviews the Group’s cash forecast and liquidity requirements. The Group’s activities expose it to a variety of financial risks including foreign exchange risk, credit risk, interest rate risk and liquidity risk.

Cash and cash equivalents are spread across a number of highly-rated financial institutions. Cash and cash equivalents are included in the statement of consolidated financial position at amortized cost or, in the case of investments in money market funds, at fair value through profit or loss.

Foreign exchange risk

The Group operates internationally and is exposed to foreign exchange risk arising from various currency exposures, primarily with respect to the U.S. dollar, euro and pounds sterling. Transaction exposure arises because the amount of local currency paid or received in transactions denominated in foreign currencies may vary due to changes in exchange rates. Foreign exchange risk arises from:

●	forecast expenses denominated in a currency other than the entity’s functional currency; and
●	recognized assets and liabilities denominated in a currency other than the entity’s functional currency.

The Group’s cash and cash equivalents are denominated in the following currencies:

	2022	2022	2021	2021
	Local Currency ‘000	$’000	Local Currency ‘000	$’000
In USD	162,266	162,266	276,447	276,447
In Euro	3,446	3,675	290	329
In GBP	11	14	—	—
		165,955		276,776

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

For the year ended December 31, 2022, the Group recognized a foreign exchange gain of $7.2 million (2021: $5.9 million). The foreign exchange gain was primarily related to the translation of the U.S. dollar cash balance in the accounts of the subsidiary into its functional currency which is the euro and the associated strengthening of the U.S. dollar compared to euro during the year. While the Group benefited from changes in foreign exchange rates in 2022, it is possible that foreign exchange losses could occur. Any occurrences of foreign exchange losses would negatively affect the Group and the effect could be material.
The Group does not believe there is currently a need to enter into specific contracts to reduce the exposure to changes in foreign exchange rates, such as by entering into options or forward contracts. The Group may in the future consider using options or forward contracts to manage currency transaction exposures. All marketable securities are denominated in U.S. dollar and are not subject to foreign exchange risk as they are held in an entity whose functional currency is the U.S. dollar.

At December 31, 2022, if the U.S. dollar had weakened / strengthened by 10% against the euro with all other variables held constant, the loss before tax for the year would have been $8.5 million higher / lower (2021: $10.0 million higher / lower), mainly related to the translation of the U.S. dollar cash balance in the accounts of the subsidiary into its functional currency which is euro as explained in note 2, “Basis of preparation, significant judgments, and accounting policies”.

Credit risk

The Group is exposed to credit risk on our cash and cash equivalents and marketable securities. The Group’s cash balance is maintained with well established, highly rated financial institutions. As of December 31, 2022, the cash balance is held at three banks that have a minimum S&P’s credit rating of A-. At December 31, 2022, the amount reflected in the statement of financial position for cash and cash equivalents represents the Group’s maximum exposure to credit risk for these instruments.
In the year ended December 31, 2022, the Group has invested in investment grade bonds and in a money market fund (“the Portfolio”). These investments are exposed to credit risk in the event of default of the counterparty. The Group does not invest in equity instruments or derivatives and none of the bonds are individually above 3% of the value of the Portfolio.

The Group’s marketable securities, measured at FVOCI, are subject to the expected credit loss model. The Group provides for expected credit losses as prescribed by IFRS 9 for its assets held at FVOCI. The expected credit loss model under IFRS 9 requires the calculation of “12 month expected credit losses” for financial assets. Those are the losses based on defaults which are possible within 12 months of the reporting date. This is required unless the asset is not considered to be of low credit risk at the reporting date and is deemed to have had a significant increase in credit risk since initial recognition. If that is the case, lifetime expected credit losses should be recorded. Management consider low credit risk for existing marketable securities to be an investment grade credit rating with at least one major rating agency. Assets held at FVOCI are considered to have low credit risk when they have a low risk of default and the issuer has a strong capacity to meet its contractual cash flow obligations in the short term. The Group’s current policy is to invest primarily in investment grade securities. After a downgrade, compliance with this restriction is restored in a timely manner. The credit risk for the Group’s marketable securities is considered to be low as of December 31, 2022. The impairment allowance recognized during the period was calculated based on 12 month expected credit losses and reconciles to the opening impairment allowance as follows:

	Year ended December 31,
	2022	2021
	$’000	$’000
Opening impairment allowance	—	—
Increase in impairment allowance during the year	121	—
Closing impairment allowance	121	—

The impairment allowance is based on assumptions around probability of default, loss given default, exposure at default and the discount rate. Judgment is used in making these assumptions and selecting the inputs to the expected credit losses calculation, based on any historical experience and current market conditions, as well as forward looking estimates at the end of the reporting period.

Interest rate risk
Interest rate risk is the risk of a change in the price of a financial instrument due to fluctuations in interest rates, leading to a financial loss. The Group is exposed to interest rate risk on its marketable securities. Although the bonds pay interest at a fixed rate, the value of the Group’s marketable securities would decrease in the short term in the event of an interest rate increase in alternative investments.
As of December 31, 2022, if interest rates had increased / decreased by 50 basis points, with all other variables held constant, the Group’s total comprehensive loss would have been $1.1 million higher / lower (2021: $nil), due to the movement in the fair value of the Group’s marketable securities.
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
Capital management

The Group considers capital as equivalent to the IFRS equity on the balance sheet (including share capital, additional paid-in capital and all other equity reserves attributable to the owners of the Company). The Group has no interest-bearing debt.

The Group’s objectives when managing capital are to safeguard the Group’s ability to continue as a going concern and to provide returns to its shareholders through advancing our investigational pharmaceutical product candidates towards regulatory approval.

Fair value estimation

The carrying amount is considered to be a reasonable approximation of fair value for the following financial assets and liabilities:
●	Cash
●	Other current assets
●	Trade payables and other current liabilities

The following table shows the carrying amounts and fair values of financial assets. The table does not include fair value information for financial assets or financial liabilities not measured at fair value if the carrying amount is a reasonable approximation of fair value.

	Carrying amount
	FVOCI	FVTPL
Financial assets measured at fair value
Marketable securities	85,724	—
Cash equivalents	—	35,703
	85,724	35,703

Fair value methodology

The Group uses the following hierarchy for determining and disclosing the fair value of financial instruments:

Level 1: Quoted prices (unadjusted) in active markets for identical assets and liabilities.

Level 2: Inputs other than quoted market prices within Level 1 that are observable for the asset, either directly or indirectly.

Level 3: If one or more of the significant inputs is not based on observable market data, the instrument is included in level 3. This is the case for unlisted equity securities.

The fair value of marketable securities and cash equivalents is based on quoted market prices representing Level 1 inputs.

Fair value – share-based compensation

Fair values must be estimated on an ongoing basis with regard to awards under the Share Option Plan. The approach to valuation follows the grant date fair value principle and the key input factors are described for the share-based compensation awards in note 17, “Share-based compensation”.

19. Related party disclosures

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

On June 24, 2021, GH Research PLC redeemed 25,000 A ordinary shares of €1.00 each at par and, following the redemption, cancelled the 25,000 A ordinary shares of €1.00 each, see note 15, “Share capital and reserves” for details.

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

	Year ended December 31,
	2022	2021	2020
	$’000	$’000	$’000
Salary and related expenses	893	687	5
Shared based compensation expense	338	163	—
	1,231	850	5

20. Loss per share

The basic loss per share is calculated by dividing the net loss attributable to shareholders by the weighted average number of shares in issue during the financial year as follows:

	Year ended December 31,
	2022	2021	2020
Loss attributable to shareholders (in $’000)	(22,456)	(9,202)	(446)
Weighted average number of shares in issue(1) (2)	52,020,849	43,683,296	28,359,368
Basic and diluted loss per share (in USD)	(0.432)	(0.211)	(0.016)

(1) Share data for the year ended December 31, 2020, has been revised to give effect to the share consolidation as explained in note 15, “Share capital and reserves”.
(2) Ordinary and preferred shares as of December 31, 2020 have been treated as a single class for the purpose of calculating loss per share as they contractually shared equally in the profits and losses of the entity.

For the years ended December 31, 2022, 2021 and 2020, basic and diluted loss per share are calculated on the weighted average number of shares issued and outstanding and exclude shares to be issued under the Share Option Plan, as the effect of including those shares would be anti-dilutive.

21. Events after the reporting date

In January 2023, the Group entered into an agreement for 391 square meters of office space. The term of the lease is five years and annual cashflows associated with it are $0.3 million.