Form 20-F/A
period 2022-12-31
GH Research PLC
filed 2023-06-02
CIK 1855129

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F/A
Amendment No. 1

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
Yes ☐          No ☒

EXPLANATORY NOTE

GH Research PLC is filing this Amendment No. 1 on Form 20-F/A to its Annual Report on Form 20-F for the fiscal year ended December 31, 2022, as filed with the Securities and Exchange Commission on March 9, 2023, to include updated certifications pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 as Exhibit 13.1 and Exhibit 13.2, or the Certifications. The Certifications contained in the previously filed Form 20-F inadvertently referred to an incorrect fiscal year end date. This Amendment No. 1 replaces those Certifications with the corrected certifications filed as Exhibit 13.1 and Exhibit 13.2 hereto.

Pursuant to Rule 12b-15 under the Securities Exchange Act of 1934, as amended, this Amendment No. 1 also contains new certifications pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, which are filed herewith as Exhibit 12.1 and Exhibit 12.2.

Other than as expressly set forth above, Item 19 and the exhibits hereto, this Amendment No. 1 does not, and does not purport to, revise, update, amend or restate the information presented in any Item of the previously filed Form 20-F, nor does it reflect any events that have occurred after the filing of the previously filed Form 20-F.

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

Not applicable.

I.	Disclosure Regarding Foreign Jurisdictions That Prevent Inspections

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have responded to Item 18 in lieu of this item.

ITEM 18.	FINANCIAL STATEMENTS

Financial Statements are filed as part of this Annual Report, beginning on page F-1.

ITEM 19.	EXHIBITS

The following documents are filed as part of this Annual Report.

EXHIBIT INDEX

Incorporation by Reference
Exhibit No.	Description	Form	File No.	Exhibit No.	Filing Date
1.1	Constitution of GH Research PLC	20-F	001-40530	1.1	March 9, 2023
2.1	Description of Securities	20-F	001-40530	2.1	March 9, 2023
4.1	Form of Registration Rights Agreement between GH Research PLC and the shareholders listed therein	F-1/A	333-256796	10.1	June 21, 2021
4.2§	GH Research PLC Share Option Plan	S-8	333-270422	99	March 9, 2023
8.1	List of subsidiaries	F-1	333-256796	21.1	June 4, 2021
12.1*	Certification of Principal Executive Officer Pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification of Principal Financial Officer Pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1*	Certification of Principal Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2*	Certification of Principal Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
101.INS	Inline XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*	Filed herewith.

§	Management contract, compensatory plan or arrangement.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

GH Research PLC
Date:	June 2, 2023	By:	/s/ Theis Terwey
			Name:	Theis Terwey
			Title:	Chief Executive Officer

By:	/s/ Julie Ryan
	Name:	Julie Ryan
	Title:	Vice President, Finance

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