Form 20-F
period 2023-12-31
GH Research PLC
filed 2024-03-07
CIK 1855129

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2023
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

Title of Class	Number of Shares Outstanding
Ordinary shares	52,028,145

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
Yes ☒          No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or an emerging growth company. See definition of “large accelerated filer”, “accelerated filer”, and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

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
Yes ☐          No ☒

i

Signatures	166
Index to Financial Statements	F-1

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

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report contains statements that are, or may be deemed to be, forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act, and Section 27A of the Securities Act of 1933, as amended, or the Securities Act. All statements other than statements of historical facts contained in this Annual Report, including statements regarding our future results of operations and financial position, business strategy, product candidates, medical devices required to deliver these product candidates, research pipeline, ongoing and planned nonclinical studies and clinical trials, regulatory submissions and approvals and their effects on our business strategy, including our plans and expectations for discussions with the U.S. Food and Drug Administration, or the FDA, and the outcomes and resolution of such discussions related to the clinical hold on the GH001 investigational new drug application, or IND, research and development costs, cash runway, timing and likelihood of success, as well as plans and objectives of management for future operations are forward-looking statements. Many of the forward-looking statements contained in this Annual Report can be identified by the use of forward-looking words such as “anticipate,” “believe,” “could,” “expect,” “should,” “plan,” “intend,” “estimate,” “will” and “potential,” among others.

Forward-looking statements appear in a number of places in this Annual Report and include, but are not limited to, statements regarding our intent, belief or current expectations. Forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors, including, but not limited to, those identified under “Item 3. Key Information—D. Risk Factors.” These risks and uncertainties include, among others, factors relating to:

•	the commencement, timing, progress and results of our research and development programs, nonclinical studies and clinical trials;

•
the timing, progress and results of developing and conducting clinical trials for our GH001, GH002 and GH003 product candidates and the medical devices required to deliver these product candidates, such as our proprietary aerosol delivery device for GH001, for our initial and any additional indications;

•	our efforts to expand into other jurisdictions such as the United States and in the European Union, or EU;

•
our expectations related to the technical development and expansion of our external manufacturing capabilities for our GH001, GH002 and GH003 product candidates as well as the medical devices required to deliver these product candidates, such as our proprietary aerosol delivery device for GH001;

•	our reliance on the success of our GH001, GH002 and GH003 product candidates;

•
the timing, scope or likelihood of regulatory filings and approvals by the FDA, the European Medicines Agency, or the EMA, or other comparable foreign regulatory authorities, for our GH001, GH002 and GH003 product candidates and our initial and any additional indications;

•
our expectations related to the clinical hold imposed by the FDA on the study we proposed in our IND for GH001, including our plans and expectations for progressing any nonclinical programs and any other work to lift the clinical hold, the timing required to lift such clinical hold and for discussions with the FDA and the outcomes and resolution of such discussions;

•	our expectations regarding the size of the eligible patient populations for our GH001, GH002 and GH003 product candidates, if approved for commercial use;

•	our ability to identify third-party clinical trial sites to conduct trials and our ability to identify and train appropriately qualified therapists to administer our investigational therapy;

•
the effect of pandemics, such as the COVID-19 pandemic, epidemics, outbreaks of an infectious disease or similar events on aspects of our business or operations, including delays in the regulatory approval process, contracting with clinical trial sites and engaging in clinical trials;

•	our ability to implement our business model and our strategic plans for our business and GH001, GH002 and GH003 product candidates;

•
our ability to identify, develop or acquire and obtain approval by the FDA, EMA or other comparable foreign regulatory authorities of medical devices required to deliver our GH001, GH002 and GH003 product candidates, such as our proprietary aerosol delivery device for GH001;

•	our commercialization and marketing capabilities and strategy;

•
the effects of undesirable clinical trial outcomes and potential adverse public perception regarding the use of mebufotenin (5-methoxy-N,N-dimethyltryptamine, or 5-MeO-DMT) and psychedelics generally on the regulatory approval process and future development of our product;

•	the pricing, coverage and reimbursement of our GH001, GH002 and GH003 product candidates, if approved;

•	the scalability and commercial viability of our manufacturing methods and processes;

•	the rate and degree of market acceptance and clinical utility of our GH001, GH002 and GH003 product candidates;

•	our reliance on third-party suppliers for our nonclinical study, clinical trial drug substance and product candidate supplies, as well as key raw materials used in our manufacturing processes;

•	our ability to establish or maintain collaborations or strategic relationships or obtain additional funding;

•	our expectations regarding potential benefits of our GH001, GH002 and GH003 product candidates and our approach generally;

•	our expectations around regulatory development paths and with respect to Controlled Substances Act, or CSA, classification;

•
the scope of protection we and any current or future licensors or collaboration partners are able to establish and maintain for intellectual property rights covering our GH001, GH002 and GH003 product candidates;

•	our ability to operate our business without infringing, misappropriating, or otherwise violating the intellectual property rights and proprietary technology of third parties;

•	our ability to protect our intellectual property rights, including enforcing and defending intellectual property-related claims;

•	regulatory developments in the United States, under the laws and regulations of the EU and other jurisdictions;

•
continuing inflation, interest rates and foreign currency exchange rates, disruptions in global supply chains and labor markets, volatility and stress within the banking sector and the measures governments and financial services companies have taken in response, and geopolitical risks and global hostilities, including any direct or indirect economic impacts resulting from Russia’s invasion of Ukraine, the ongoing military conflict between Israel and Hamas and any resulting conflicts in the region, or increased tensions between China and Taiwan;

•	developments and projections relating to our competitors and our industry;

•	our ability to remediate our material weaknesses in our internal control over financial reporting;

•	the amount of time that our existing cash, cash equivalents, other financial assets and marketable securities will be sufficient to fund our operations and capital expenditures;

•	our estimates regarding expenses, capital requirements and needs for additional financing;

•	our ability to effectively manage our anticipated growth;

•	our ability to attract and retain qualified employees and key personnel;

•	whether we are classified as a passive foreign investment company for current and future periods;

•	our expectations regarding the time during which we will be an emerging growth company under the Jumpstart our Business Startups Act of 2012, or the JOBS Act, and as a foreign private issuer;

•	the future trading price of the ordinary shares and impact of securities analysts’ reports on these prices; and

•	other risks and uncertainties, including those listed under “Item 3. Key Information—D. Risk Factors.”

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

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

A.	Directors and Senior Management

Not applicable.

B.	Advisors

Not applicable.

C.	Auditors

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

A.	Offer Statistics

Not applicable.

B.	Method And Expected Timetable

Not applicable.

ITEM 3.	KEY INFORMATION

A.	[Reserved]

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

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

•
It may take considerable time and expense to resolve the clinical hold that has been placed by the FDA on the study we proposed in our IND for GH001, and no assurance can be given that the FDA will remove the clinical hold, which could have a material adverse effect on our clinical development efforts or could otherwise harm our business, financial condition, results of operation and prospects;

•	Drug and drug-device combination product development is a highly uncertain undertaking and involves a substantial degree of risk;

•
GH001, GH002 and GH003 are investigational mebufotenin (5-methoxy-N,N-dimethyltryptamine, or 5-MeO-DMT) therapies based on a novel technology, which makes it difficult to predict the time and cost of development and of subsequently obtaining regulatory approval. To our knowledge, no such therapies have been approved in the United States or the EU for commercialization;

•
Developing our proprietary aerosol delivery device for GH001 is a costly and uncertain process, and any failure of, or delay in, the development or manufacturing of the device may have a material adverse effect on our business and results of operations;

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

•
Our product candidates or use of our product candidates through participation in our clinical trials, may cause undesirable side effects or have other properties that could delay or prevent their regulatory approval, limit their commercial potential or result in significant negative consequences;

•
GH001, GH002 and GH003, and any future product candidates we may develop, are subject to controlled substance laws and regulations in the territories where the product will be marketed, such as the United States, the EU, the United Kingdom, or UK, and the rest of Europe, as well as the UN international drug control treaties, and failure to comply with these laws and regulations, or the cost of compliance with these laws and regulations, may adversely affect the results of our business operations, both during clinical development and post-approval, and our financial condition. In addition, during the review process of GH001, GH002 and GH003, and prior to approval, the FDA, EMA and/or other comparable foreign regulatory authorities may require additional data, including with respect to whether GH001, GH002 or GH003 has abuse or misuse potential. This may delay approval and any potential rescheduling process;

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

•
We rely on patents, applications for patents and other intellectual property rights to protect our GH001, GH002 and GH003 product candidates, the prosecution, enforcement, defense and maintenance of which may be challenging and costly. Failure to adequately prosecute, maintain, enforce or protect these rights could harm our ability to compete and impair our business;

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

•
We have identified material weaknesses in our internal control over financial reporting in connection with the preparation and review of our financial statements for the years ended December 31, 2021, 2022 and 2023 and we may identify additional material weaknesses. If our remediation of these material weaknesses is not effective, or if we experience additional material weaknesses or otherwise fail to maintain an effective system of internal controls in the future, our ability to accurately or timely report our financial condition or results of operations may be adversely affected; and

•
We believe that we were a passive foreign investment company, or a PFIC, for our 2023 taxable year, and we anticipate that we will likely be a PFIC in 2024 and potentially also in future years, which could subject U.S. investors in our ordinary shares to significant adverse U.S. federal income tax consequences.

Risks Related to Our Financial Position and Need for Additional Capital

We are a clinical-stage biopharmaceutical company and we have incurred significant losses since our inception. We expect that we will continue to incur significant losses for the foreseeable future.

Investment in biopharmaceutical product development is highly speculative because it entails substantial upfront capital expenditures and significant risk that any potential product candidate will fail to demonstrate adequate effect or an acceptable safety profile, gain regulatory approval or become commercially viable. We have no products approved for commercial sale and have not generated any revenue to date, and we will continue to incur significant research and development and other expenses related to our clinical development and ongoing operations. As a result, we are not profitable and have incurred losses in each period since our inception. Since our inception, we have devoted substantially all of our financial resources and efforts to research and development, including nonclinical studies, technical development and our clinical trials. Our financial condition and operating results, including net losses, may fluctuate significantly from quarter to quarter and year to year. Accordingly, you should not rely upon the results of any quarterly or annual periods as indications of future operating performance. Additionally, net losses and negative cash flows have had, and will continue to have, an adverse effect on our shareholders’ equity and working capital. Our net losses were $35.6 million and $22.5 million for the years ended December 31, 2023 and 2022. As of December 31, 2023, we had an accumulated deficit of $67.9 million. We expect to continue to incur significant losses for the foreseeable future, and we expect these losses to increase as we continue our research and development of, and seek regulatory approvals for, our product candidates in our initial and any additional indications as well as for other product candidates.

We anticipate that our expenses will increase substantially if and as we:

•
continue to develop and conduct clinical trials, including in expanded geographies such as the United States, for our GH001, GH002 and GH003 product candidates for our initial indications and any additional indications;

•
continue both the technical development and expansion of our external manufacturing capabilities for our current product candidates GH001, GH002 and GH003 and of the medical devices required to deliver these product candidates, such as our proprietary aerosol delivery device for GH001;

•	initiate and continue research and development, including technical, nonclinical, clinical, and discovery efforts for any future product candidates;

•	seek to identify additional product candidates;

•
seek regulatory approvals for our product candidates GH001, GH002 and GH003, including the medical devices required to deliver these product candidates, such as our proprietary aerosol delivery device for GH001, or any other product candidates that successfully complete clinical development;

•	progress any nonclinical programs and any other work that may be required to lift the clinical hold imposed by the FDA on the study we proposed in our IND for GH001;

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

•
adapt to ongoing changes in global economic conditions, including but not limited to continuing inflation, disruptions in global supply chains and labor markets and geopolitical risks and global hostilities, including any direct or indirect economic impacts resulting from Russia’s invasion of Ukraine, the ongoing military conflict between Israel and Hamas and any resulting conflicts in the region, or increased tensions between China and Taiwan;

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

We expect to continue to spend substantial amounts to continue the technical, nonclinical and clinical development of our current and future programs. If we are able to gain marketing approval for product candidates that we develop, including any indication for which we are developing or may develop our GH001, GH002 and GH003 product candidates, we may require additional amounts of cash in order to launch and commercialize such product candidates and the medical devices required to deliver such product candidates to the extent that such launch and commercialization is not the responsibility of a future collaborator that we may contract with in the future. In addition, other unanticipated costs may arise in the course of our development efforts. Because the design and outcome of our planned and anticipated clinical trials is highly uncertain, we cannot reasonably estimate the actual amounts necessary to successfully complete the development and commercialization of any product candidates we develop, and changing circumstances, some of which may be beyond our control, such as rising inflation and interest rates, could cause us to consume capital significantly faster than we currently anticipate, and we may need to seek additional funds sooner than planned.

Our future capital requirements depend on many factors, including:

•
the scope, progress, results and costs of researching and developing our GH001, GH002 and GH003 product candidates, additional mebufotenin (5-methoxy-N,N-dimethyltryptamine, or 5-MeO-DMT) delivery approaches and the medical devices required to deliver these therapies, such as our proprietary aerosol delivery device for GH001, for our initial and any additional indications as well as other product candidates we may develop;

•
the timing and uncertainty of, and the costs involved in, obtaining marketing approvals for our GH001, GH002 and GH003 product candidates including the medical devices required to deliver these therapies for our initial and any additional indications, and other product candidates we may develop and pursue;

•
the duration of the clinical hold imposed by the FDA on the study we proposed in our IND for GH001, including the progression of, and associated costs from, any nonclinical programs and any other work necessary to lift the clinical hold, as well as discussions with the FDA and the outcomes and resolution of such discussions;

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

•	if approved, the establishment and maintenance of coverage and adequate reimbursement from third-party payors for GH001, GH002, GH003, or any other product candidates;

•	the extent to which we may in-license or acquire rights to other products, product candidates, medical devices or technologies;

•	our headcount growth and associated costs as we expand our research and development, increase our office space, and establish a commercial infrastructure;

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

We expect our expenses to continue to increase in connection with our planned operations. Until such time, if ever, that we can generate substantial product revenues, we expect to finance our cash needs through a combination of public or private equity offerings, debt financings, convertible debt financings, strategic collaborations and licensing arrangements. In addition, we may seek additional capital due to favorable market conditions or strategic considerations, even if we believe that we have sufficient funds for our current or future operating plans.

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

We are in the early stages of clinical drug development and have a limited operating history and no products approved for commercial sale, which may make it difficult to evaluate our current business and predict our future success and viability. Since the number of patients included in our clinical trials is small and the follow-up is short, the results from such clinical trials may be less reliable than results achieved in larger clinical trials with longer follow-up, which may hinder our efforts to obtain regulatory approval for GH001, GH002, GH003 or any future product candidates.

We are a clinical-stage biopharmaceutical company with a limited operating history, focused on novel therapies which may be able to induce ultra-rapid and durable remissions in patients with depression and in other indications within our focus area of psychiatric and neurological disorders. We commenced operations in 2018, have no products approved for commercial sale, and have not generated any revenue from product sales. Drug development is a highly uncertain undertaking and involves a substantial degree of risk. The results of clinical trials with smaller sample sizes and shorter follow-up, such as our completed Phase 1 clinical trial of GH001 in 22 healthy volunteers (GH001-HV-101), our completed Phase 1/2 clinical trial of GH001 in 16 patients with Treatment-Resistant Depression, or TRD (GH001-TRD-102), both with seven days follow-up, our completed Phase 1 clinical trial of GH001 in 46 healthy volunteers (GH001-HV-103) with thirty days follow-up, or our ongoing Phase 2a proof-of-concept clinical trials of GH001 for the treatment of patients with bipolar II disorder, or BDII, and a current depressive episode (GH001-BD-202) and for the treatment of patients with postpartum depression, or PPD (GH001-PPD-203), and our recently completed Phase 1 clinical trial of GH002 in 64 healthy volunteers (GH002-HV-105) can each be disproportionately influenced by various biases associated with the conduct of small, short-term clinical trials, such as the potential failure of the smaller sample size to accurately depict the features of the broader patient population, and the potential failure of shorter studies to accurately depict long-term safety and efficacy results, which limits the ability to generalize the results, thus making the clinical trial results less reliable than clinical trials with a larger number of patients and longer follow-up. As a result, there may be less certainty that such product candidate would achieve a statistically significant effect in any future clinical trials. If we conduct any future clinical trials of GH001 or GH002, we may not achieve a statistically significant result or the same level of statistical significance, if any, that we might have anticipated based on the results observed in our initial Phase 1 and Phase 1/2 clinical trials. To date, our completed clinical trials have been conducted only in the Netherlands, and we have not initiated nor completed a pivotal clinical trial, obtained marketing approval for any product candidates, manufactured a commercial scale product or arranged for a third party to do so on our behalf, or conducted sales and marketing activities necessary for successful product commercialization. Our short operating history as a company makes any assessment of our future success and viability subject to significant uncertainty. We will encounter risks and difficulties frequently experienced by early-stage biopharmaceutical companies in rapidly evolving fields, and we have not yet demonstrated an ability to successfully overcome such risks and difficulties. If we do not address these risks and difficulties successfully, our business will suffer.

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

In addition, we may focus resources on pursuing indications outside of psychiatric and neurological disorders based on the same strategic approach (e.g., mechanistic rationale, the availability of translational tools, clinical development path, commercial opportunity) we utilize in determining on which of our discovery programs to focus. Our decisions concerning the allocation of research, development, collaboration, management and financial resources toward particular product candidates or particular medical devices to deliver those product candidates, or therapeutic areas may not lead to the development of any viable commercial product and may divert resources away from better opportunities. Additionally, we may reprioritize product candidate development plans and activities at any time and delay or terminate development of any product candidates we identify. Similarly, our potential decisions to delay, terminate, or collaborate with third parties in respect of certain programs, product candidates, or medical devices to deliver those product candidates may subsequently also prove to be suboptimal and could cause us to miss valuable opportunities. If we make incorrect determinations regarding the viability or market potential of any of our programs or product candidates or misread trends in the biopharmaceutical industry, in particular for psychiatric and neurological disorders, our business, financial condition, and results of operations could be materially adversely affected. As a result, we may fail to capitalize on viable commercial products or profitable market opportunities, be required to forego or delay pursuit of opportunities with other product candidates or other diseases and disease pathways that may later prove to have greater commercial potential than those we choose to pursue, or relinquish valuable rights to such product candidates through collaboration, licensing or other royalty arrangements in cases in which it would have been advantageous for us to invest additional resources to retain sole development and commercialization rights.

Failure of the U.S. federal government to manage its fiscal matters or to raise or further suspend the debt ceiling may expose us to increased financial and operational risk.

Congressional disagreement over the U.S. federal budget and the maximum amount of debt the federal government is permitted to have outstanding, often referred to as the debt ceiling, has previously caused the U.S. federal government to shut down for periods of time. Generally, if effective legislation to fund government operations and manage the level of federal debt is not enacted by the applicable deadline, the federal government may suspend its investments for certain government accounts, among other available options, in order to prioritize payments on its obligations. A failure by the U.S. Congress to pass spending bills or address the debt ceiling at any point in the future would increase the risk of default by the United States on its obligations, the risk of a lowering of the U.S. federal government’s credit rating and the risk of other economic dislocations. Any such failure could also result in negative consequences for the Company. Potential impacts to our business may include:

•	devaluation in U.S. government bond investments held by the Company;
•	inability to access capital markets, or increased difficulty in doing so; or
•	government shutdown, or reduced operation, of agencies such as the FDA, which could impede our ability to progress our planned IND and/or other U.S. operations.

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

In addition, the possible abandonment of the euro by one or more members of the EU could materially affect our business in the future. Despite measures taken by the EU to provide funding to certain EU member states in financial difficulties and by a number of European countries to stabilize their economies and reduce their debt burdens, it is possible that the euro could be abandoned in the future as a currency by countries that have adopted its use. This could lead to the reintroduction of individual currencies in one or more EU member states, or in more extreme circumstances, the dissolution of the EU. The effects on our business of a potential dissolution of the EU, the exit of one or more EU member states from the EU or the abandonment of the euro as a currency, are impossible to predict with certainty and any such events could have a material adverse effect on our business, financial condition and results of operations.

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

Risks Related to Research and Development and the Biopharmaceutical Industry

It may take considerable time and expense to resolve the clinical hold that has been placed by the FDA on the study we proposed in our IND for GH001, and no assurance can be given that the FDA will remove the clinical hold, which could have a material adverse effect on our clinical development efforts or could otherwise harm our business, financial condition, results of operation and prospects.

On September 29, 2023, we announced that we were notified by the FDA that the study we proposed in our IND for GH001 has been placed on clinical hold. In October 2023, we received the formal clinical hold letter from the FDA, requesting that we provide (i) an inhalation toxicology study in a non-rodent species and an additional inhalation toxicology study in rats, related to respiratory tract histology findings from a previously completed inhalation toxicology study in rats, (ii) additional device design verification information and (iii) updates to our investigator brochure. We are working to respond to the FDA’s requests, including by having initiated the requested nonclinical studies. However, those studies and any other work we may initiate may take a considerable period of time and there are no assurances that the FDA will accept the results of such nonclinical studies or other responses (including device design verification information) we may provide, and the FDA may require us to conduct additional nonclinical studies or other work or have additional questions. While we do not believe the respiratory tract histology findings from the previously completed inhalation toxicology study in rats to be necessarily predictive of respiratory tract toxicology in other species or humans, we may see similar findings in nonclinical studies completed in other species, or even in humans. If the FDA does not accept the results of our nonclinical studies or our conclusions from those studies, or disagrees with other responses we may provide, requires us to conduct additional trials or studies and/or finds the device design verification information we provide to be unsatisfactory, it may take a further considerable period of time, the length of which is not certain at this time, and expense for us to fully address the FDA’s concerns. Any such delays and/or increases in expense caused by the additional nonclinical studies or device design verification information we intend to submit could be exacerbated by a need to find, or develop, an alternative device to deliver GH001. Further, comparable foreign regulatory authorities may also have questions or requests or may initiate the equivalent of a clinical hold, in each case prompted by the clinical hold by the FDA or by the nonclinical studies or any other work we may initiate, which may similarly take considerable time and expense for us to address. Even if we are able to fully respond to the FDA’s current concerns, the FDA may subsequently make additional requests that we would need to fulfill prior to the lifting of the clinical hold. It is possible that we will be unable to fully address the FDA’s concerns and, as a result, the clinical hold may never be lifted and we may never be able to initiate clinical trials for GH001 in the United States. It is also possible that the clinical hold may be lifted as to the clinical trial of GH001 we proposed in our IND but that future clinical trials of GH001 are placed on clinical hold by the FDA. These matters could have a material adverse effect on our clinical development efforts or could otherwise harm our business, financial condition, results of operation and prospects.

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

We have no products approved for commercial sale. To generate revenues from the sales of any approved products that are significant or large enough to achieve profitability, we must succeed, either alone or with third parties, in developing, obtaining regulatory approval for, manufacturing and marketing therapies with significant commercial success. Our ability to generate revenue and achieve profitability depends on many factors, including:

•
completing research and technical, nonclinical and clinical development of our product candidates and the medical devices required to deliver these product candidates, such as our proprietary aerosol delivery device for GH001;

•
obtaining regulatory approvals and marketing authorizations for product candidates, including the medical devices required to deliver these product candidates for which we successfully complete clinical development and clinical trials;

•	progressing any nonclinical programs and any other work that may be required to lift the clinical hold on the study we proposed in our IND for GH001;

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

•	obtaining and maintaining an adequate price for our product candidates and devices in the countries where our products are commercialized;

•	obtaining coverage and adequate reimbursement for our product candidates and medical devices from payors;

•	obtaining market acceptance of our product candidates as viable treatment options;

•	addressing any competing technological and market developments;

•	receiving milestone and other payments under any future collaboration arrangements;

•	maintaining, protecting, expanding and enforcing our portfolio of intellectual property rights, including patents, trade secrets and know-how;

•	attracting, hiring and retaining qualified personnel; and

•	complying with laws and regulations, including laws applicable to controlled substances, data privacy and pre-commercial activities.

For example, our previously completed inhalation toxicity study in rats showed respiratory tract histology findings, contributing to the clinical hold on our GH001 IND, and leading the FDA to request an inhalation toxicology study in a non-rodent species and an additional inhalation toxicology study. Because of the numerous risks and uncertainties associated with drug and drug-device combination product development, we are unable to predict the timing or amount of our expenses, or when we will be able to generate any meaningful revenue or achieve or maintain profitability, if ever.

GH001, GH002 and GH003 are investigational mebufotenin (5-methoxy-N,N-dimethyltryptamine, or 5-MeO-DMT) therapies based on a novel technology, which makes it difficult to predict the time and cost of development and of subsequently obtaining regulatory approval. To our knowledge, no such therapies have been approved in the United States nor the EU for commercialization.

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

In addition, the product specifications and the clinical trial requirements of the FDA, the European Commission, the EMA, and other regulatory authorities and the criteria these regulators use to determine the safety and efficacy of a product candidate vary substantially according to the type, complexity, novelty and intended use and market of such product candidate. The regulatory approval process for novel product candidates such as ours is unclear and can be more expensive and take longer than for other, better known or more extensively studied therapies. For example, because our GH001, GH002 and GH003 product candidates contain mebufotenin, which is categorized as a Schedule I controlled substance under the CSA, a Schedule 1 drug under the UK’s Misuse of Drugs Regulations 2001, and is similarly categorized by most states, foreign governments and the UN Convention on Psychotropic Substances, 1971, the development towards regulatory approval of GH001, GH002 and GH003 is especially challenging and uncertain. The high technical complexity of the development of drug-device combination products further increases risks and uncertainties towards regulatory approval of our product candidates. This risk and uncertainty is particularly high in the area of drug-device combination products for inhaled delivery of the drug component, such as with GH001. In the past, drug-device combination products have experienced significant delays due to technical challenges faced in achieving the tight technical performance specifications required for regulatory approval, or due to specific adverse events associated with inhaled delivery. We anticipate that GH001 and the device required to deliver GH001 will require significant additional development work to allow regulatory approval. It is uncertain whether this development work will be successful. A similar context and similar risks apply to our GH002 and GH003 product candidates. To our knowledge, no mebufotenin therapies have received FDA approval nor received marketing authorization from the European Commission. As a result, it is difficult to determine how long it will take or how much it will cost to obtain regulatory approvals for GH001, GH002 and GH003 in either the United States or the EU. Approvals by the European Commission may not be indicative of what the FDA may require for approval and vice versa.

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

Before we can generate any revenue from sales of GH001, GH002, GH003 or any other approved product, we must undertake additional technical, nonclinical and clinical development, regulatory review and approval in one or more jurisdictions for the product candidates and the medical devices required to deliver these product candidates. To date, our completed clinical trials have been conducted exclusively in the Netherlands, and our ongoing clinical trials are being conducted exclusively in Europe, across seven European countries. We plan to pursue clinical trials in additional European countries, Canada and the United States for all of our clinical programs. We do not expect that we need to submit separate Investigational Device Exemption applications, or IDEs, or other comparable applications, with the FDA for the medical devices, including our proprietary aerosol delivery device, that we use to deliver our product candidates, and we have not done so, though there can be no assurance that IDEs or comparable applications will not be necessary in the future. We do expect separate applications to EU national member state and UK competent authorities will be required for our proprietary aerosol delivery device for GH001, and may be required for other medical devices that we use to deliver our product candidates. Application requirements outside of the United States, the EU and the UK are less well understood at this time and separate applications may be needed. If the FDA or another comparable foreign regulatory authority were to conclude that any such medical device requires an IDE submission or a comparable application, it could delay or prevent us from utilizing such medical device in future trials. Even if we were to submit an IDE or a comparable application for the medical device, the FDA or other comparable foreign regulatory authorities may not grant necessary approvals requested by us in a timely manner, or at all. In addition, if one or more of our product candidates are approved, we must ensure access to sufficient commercial manufacturing capacity for the product candidates and the medical devices required to deliver these product candidates and conduct significant marketing efforts in connection with any commercial launch, as well as obtaining pricing and reimbursement authorizations in individual European and other countries. These efforts will require substantial investment, and we may not have the financial resources to continue development of our product candidates or commercialization of any products.

We may experience setbacks that could delay or prevent regulatory approval of our product candidates, including the medical devices to deliver our product candidates, such as our proprietary aerosol delivery device for GH001, or our ability to commercialize any products, including:

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

•
if the FDA, EMA or other comparable foreign regulatory authorities do not find the earlier technical, nonclinical and clinical trial work sufficient, then we may need to conduct additional technical development work or nonclinical or clinical trials beyond what we had previously planned. For example, our previously completed nonclinical data and device design verification information submitted with our GH001 IND was deemed by the FDA to contain insufficient information to assess risks to human subjects, and the FDA therefore requested additional nonclinical toxicology studies and other work (including acceptable device design verification information) before the FDA may lift the clinical hold and allow us to initiate clinical studies in the United States, such as the study we proposed in our IND for GH001. Any significant technical development, nonclinical or clinical trial delays could also shorten any periods during which we may have the exclusive right to commercialize our drug candidates and medical devices or allow our competitors to bring products to market before we do and impair our ability to successfully commercialize our drug candidates and medical devices and may harm our business and results of operations;

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

•
delays in contracting with clinical trial sites or enrolling subjects in clinical trials, the inability to identify clinical trial sites willing to host our clinical trials and the required scheduled drug DEA researcher registration and Schedule I research protocol in the United States and similar licenses in other jurisdictions to be obtained and maintained by our clinical investigators;

•	delays or interruptions in the supply of materials necessary for the conduct of our clinical trials;

•	regulators, IRBs or ethics committees may not authorize us or our investigators to commence a clinical trial or conduct a clinical trial at a prospective trial site;

•
the FDA has in relation to our clinical hold required, and it or the EMA or other comparable foreign regulatory authorities may in the future require, us to submit additional data such as long-term toxicology studies, additional device design verification information or additional data for our product candidates or the medical devices required to deliver our product candidates;

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

•
due to the impact of a pandemic, such as the COVID-19 pandemic, epidemic, outbreak of an infectious disease or a similar event, we may experience some delays and interruptions to our technical development efforts, nonclinical studies, clinical trials and/or regulatory approvals, we may experience delays or interruptions to our manufacturing supply chain, or we could suffer delays in reaching, or we may fail to reach, agreement on acceptable terms with third-party service providers on whom we rely;

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

We do not have complete control over many of these factors, including certain aspects of technical drug product and device development, nonclinical development, clinical development and the regulatory submission process, potential threats to our intellectual property rights and our manufacturing, marketing, distribution and sales efforts or that of any future collaborator.

GH001 is designed to deliver mebufotenin (5-methoxy-N,N-dimethyltryptamine, or 5-MeO-DMT) to the patient via inhalation of an aerosol into the lungs. This aerosol is defined by specific properties to be pharmaceutically acceptable, such as its purity, and to achieve efficient uptake of mebufotenin into the systemic circulation, such as its particle size distribution. The generation of this mebufotenin aerosol requires a drug product and a device with specific performance characteristics and properties, and it is therefore anticipated that GH001 and the specific device will be considered a drug-device combination product by the FDA, EMA or other comparable foreign regulatory authorities. It is also anticipated that GH003, together with its respective administration device, will be regulated as drug-device combination product by the FDA, EMA or other comparable foreign regulatory authorities or notified bodies. However, for GH002, which is our intravenous mebufotenin formulation, such classification will depend on our final choice for its commercial presentation. Products that are considered to be drug-device combination products will require review and coordination by the drug and device centers within the FDA, or other comparable foreign regulatory authorities or notified bodies prior to initiation of clinical trials and prior to marketing approval, which may delay such trials or marketing approval. Under FDA regulations, combination products are subject to current good manufacturing practice, or cGMP, requirements applicable to both drugs and medical devices, including the Quality System, or QS, and regulations applicable to medical devices. Combination products are also subject to the Medical Device Regulation 2017/745, or MDR, which requires coordination between the drug and the device regulatory laws and regulators. Problems associated with the drug product or device component of the combination product candidate may delay or prevent initiation of clinical trials or marketing approval. For example, in current and previous clinical trials, GH001 has been vaporized using a device we purchased on the market from a single third-party manufacturer, Storz & Bickel, Tuttlingen. We do not have a commercial supply agreement with Storz & Bickel, Tuttlingen. If the FDA, EMA or other comparable foreign regulatory authorities refuse to accept the use of this third-party device in our planned clinical trials then initiation of additional clinical trials could be significantly delayed or prevented. We also have not established licensing agreements with any alternative provider of a device which would be suitable to generate a pharmaceutically acceptable aerosol from GH001. In 2021, we initiated the development of a proprietary aerosol delivery device for GH001 for use in our pivotal clinical trial program and for commercial use. This development is not yet completed and if we fail to develop, manufacture, license, or acquire a device which would be suitable to generate a pharmaceutically acceptable aerosol from GH001, which achieves sufficient uptake of mebufotenin into the systemic circulation, or if we fail to get sufficient supplies of the third-party manufactured device or any alternative device or if the device is unavailable to us for any reason then initiation of additional clinical trials or receipt of marketing approval could be significantly delayed or prevented. If the manufacturer of the third-party device makes modifications, or if we elect to change a device component, or license an alternative device component, we will need to perform validation testing and obtain FDA, or other comparable foreign regulatory authority or notified body approval prior to using the modified or alternative device or device component. Similar testing and validation would be required for our development of any proprietary devices. If the FDA, or other comparable foreign regulatory or notified body fails to approve use of those modified or alternative medical devices or take significant enforcement action against the manufacturer, we would not be able to continue or initiate clinical trials, receive marketing approval or we may have to suspend marketing our products in certain jurisdictions.

In addition, of the large number of drugs in development in the biopharmaceutical industry, only a small percentage result in the submission of a marketing application, such as a new drug application, or NDA, to the FDA, EMA or other comparable foreign regulatory authority, and even fewer are approved for commercialization. Furthermore, even if we do receive regulatory approval for GH001, GH002 or GH003, including the medical devices required for their administration, such as our proprietary aerosol delivery device for GH001, for any indication, any such approval may be subject to limitations on the indications or uses or patient populations for which we may market the product. Accordingly, even if we are able to obtain the requisite financing to continue to fund our development programs, we cannot assure that we will successfully develop or commercialize GH001, GH002 or GH003 including the medical devices required for their administration, for any indication.

Developing our proprietary aerosol delivery device for GH001 is a costly and uncertain process, and any failure of or delay in the development or manufacturing of the device may have a material adverse effect on our business and results of operations.

The development process for our proprietary GH001 aerosol delivery device is incomplete. As a clinical-stage biopharmaceutical company, we do not have significant experience in manufacturing medical devices, or in working with a contract development and manufacturing organization, or CDMO, to manufacture medical devices, and as such we may not develop a device that is satisfactory either for our purposes or for necessary regulatory approvals. Further, a significant number of components in our proprietary aerosol delivery device for GH001 are manufactured in China, subjecting us to certain geopolitical risks, and other risks related to our supply chain, in manufacturing our device. See “Item 3. Key Information — D. Risk Factors — Risks Related to Employee Matters, Managing Our Business and Operations — Our business is subject to economic, political, regulatory and other risks associated with international operations.”

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

Even if we ultimately develop a device that is suitable to generate a pharmaceutically acceptable aerosol and which achieves sufficient uptake of mebufotenin (5-methoxy-N,N-dimethyltryptamine, or 5-MeO-DMT) into the systemic circulation, and even if such device is approved, or exempt from approval requirements, as the case may be, by the FDA, EMA, or other comparable foreign regulatory authorities, there can be no assurance that we will be able to adequately manufacture such device in sufficient quantities, or at costs acceptable to us, or that third-party payors will adequately reimburse for them, to achieve our pre-commercial and commercial goals. Any such inability to adequately manufacture our device could materially delay our clinical trials or otherwise materially impact our business.

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

To obtain the requisite regulatory approvals to commercialize any product candidates and medical devices required for their administration, we must demonstrate through extensive nonclinical studies and clinical trials that our product candidates are safe and effective in humans. Clinical testing is expensive and can take many years to complete, and its outcome is inherently uncertain. In particular, in the United States where we hope to advance our product development efforts in the future, the general approach for FDA approval of a new drug is dispositive data from two adequate and well-controlled Phase 3 clinical trials of the relevant drug in the relevant patient population, using the relevant device. Phase 3 clinical trials typically involve hundreds of patients, have significant costs and take years to complete. A product candidate can fail at any stage of testing, even after observing promising signs of activity in earlier nonclinical studies or clinical trials. The results of nonclinical studies and early clinical trials of our product candidates may not be predictive of the results of later-stage clinical trials. Clinical trials with smaller sample sizes can be disproportionately influenced by various biases associated with the conduct of small clinical trials, making the clinical trial results less reliable than clinical trials with a larger number of patients. In addition, initial success in clinical trials may not be indicative of results obtained when such trials are completed. There is typically an extremely high rate of attrition from the failure of product candidates proceeding through clinical trials. Product candidates in later stages of clinical trials may fail to show the desired safety and efficacy profile despite having progressed through nonclinical studies and initial clinical trials. A number of companies in the biopharmaceutical industry have suffered significant setbacks in advanced clinical trials due to a lack of efficacy or emergence of unacceptable safety issues, notwithstanding promising results in earlier studies and trials. Also, a number of companies developing drug-device combination products, especially in the area of inhaled delivery of the drug component, have historically suffered significant setbacks due to technical, performance or manufacturing issues of the device component in their combination product. Most product candidates that commence clinical trials are never approved as products and there can be no assurance that any of our future clinical trials will ultimately be successful or support further clinical development of GH001, GH002, GH003 or any other product candidates. Product candidates that appear promising in the early phases of development may fail to reach the market for several reasons, including:

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

In particular, our nonclinical studies or clinical trials may show that our product candidates have unacceptable side effects or toxicities. In this context, our previously completed inhalation toxicology study in rats showed certain respiratory tract histology findings. While these findings did not affect approval of our ongoing clinical trials in Europe, they prompted the FDA to request additional nonclinical studies to be completed before the FDA will consider allowing us to initiate clinical studies in the United States.

We assess indications for intensity of psychoactive effect using a metric we devised, peak experience, or PE. We believe PE may correlate with clinical outcomes, but PE is a subjective metric, it can be inherently difficult to evaluate, and its psychometric validation has not yet been completed. It is uncertain if regulatory agencies will accept use of this metric to guide dosing in the context of the individualized dosing regimen, or IDR, in our pivotal program. In addition, differences in trial design between early-stage clinical trials and later-stage clinical trials make it difficult to extrapolate the results of earlier clinical trials to later clinical trials.

Moreover, our completed initial Phase 1 clinical trial of GH001 in healthy volunteers (GH001-HV-101), our completed Phase 1/2 clinical trial of GH001 in patients with TRD (GH001-TRD-102) and our ongoing Phase 2a proof-of-concept clinical trials of GH001 in BDII and a current depressive episode (GH001-BD-202) and in PPD (GH001-PPD-203) are open-label studies, where both the patient and investigator know whether the patient is receiving the product candidate or either an existing approved drug or placebo. Most typically, open-label clinical trials test only the product candidate and sometimes do so at different dose levels. Open-label clinical trials are subject to various limitations that may exaggerate any therapeutic effect as patients in open-label clinical trials are aware when they are receiving treatment. For example, prior major depressive disorder, or MDD, studies have exhibited a high placebo effect. In addition, open-label clinical trials may be subject to an “investigator bias,” where those assessing and reviewing the psychological and physiological outcomes of the clinical trials are aware of which patients have received treatment and may interpret the information of the treated group more favorably given this knowledge. Therefore, it is possible that positive results observed in open-label trials will not be replicated in later placebo-controlled or active-controlled trials. Additionally, the trial design differences and placebo effects that may be possible in clinical research for the indications we are studying may make it difficult to extrapolate the results of earlier clinical trials to later clinical trials or to interpret the clinical data in any of our trials. Furthermore, even in a placebo-controlled or active-controlled trial, it is possible that patients and/or investigators will be able to discern if the administered dose is our product candidate or a placebo or the active control due to the psychoactive effects of mebufotenin (5-methoxy-N,N-dimethyltryptamine, or 5-MeO-DMT). Therefore, placebo-controlled or active-controlled trials with our product candidates, such as our completed Phase 1 clinical trial of GH001 in healthy volunteers (GH001-HV-103), our ongoing Phase 2b clinical trial of GH001 in TRD (GH001-TRD-201) and our recently completed Phase 1 clinical trial of GH002 in healthy volunteers (GH002-HV-105) may be subject to similar limitations as open-label trials. Finally, our clinical trials to date have been short in duration, and our results may not be predictive of long-term safety and efficacy.

The standards that the FDA, EMA and other comparable foreign regulatory authorities use when regulating us require judgment and can change, which makes it difficult to predict with certainty how they will be applied. Although we are initially focusing our efforts on development of small molecule drug products and the medical devices required for delivery of these products, we may pursue development of other products, e.g., biological products, each of which could make us subject to additional regulatory requirements. Any analysis we perform of data from technical development, nonclinical and clinical activities is subject to confirmation and interpretation by regulatory authorities, which could delay, limit or prevent initiation of clinical studies or regulatory approval. Our currently completed clinical trials have exclusively been conducted in the Netherlands; our ongoing clinical trials are exclusively being conducted in Europe, and we are also progressing the necessary preparations to potentially conduct the Phase 1 clinical pharmacology trial in healthy volunteers using our proprietary aerosol delivery device (GH001-HV-106) in Europe. The FDA’s acceptance of data from clinical trials outside of the United States is subject to certain conditions. If the FDA or other comparable foreign regulatory authorities do not accept earlier technical, nonclinical or clinical data, we may need to conduct additional technical development, nonclinical studies or clinical trials. For example, our nonclinical data and device design verification information submitted with our GH001 IND was deemed by the FDA to contain insufficient information to assess risks to human subjects, and the FDA therefore requested additional nonclinical toxicology studies and other work (including acceptable device design verification information) before the FDA may lift the clinical hold and allow us to initiate clinical studies in the United States, such as the study we proposed in our IND for GH001.

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

Successful completion of clinical trials is a prerequisite to submitting a marketing application to the FDA or other comparable foreign regulatory authorities for each product candidate and any relevant device required to deliver such product candidate, and, consequently, the ultimate approval and commercial marketing of any product candidates and medical devices. We may experience negative or inconclusive results, or regulators may be unwilling to accept nonclinical or clinical data obtained in foreign jurisdictions, which may result in our deciding, or our being required by regulators, to conduct additional clinical studies or trials or abandon some or all of our product development programs, which would have a material adverse effect on our business.

Even if we obtain regulatory approval with respect to GH001 for TRD, we may not be able to complete clinical development or obtain regulatory approval for additional indications, such as bipolar II disorder and postpartum depression, or we may be required to conduct trials in addition to those that we plan to conduct, which could limit our ability to realize the maximum market potential of GH001 or increase the costs of developing GH001 for any additional indications.

Given GH001’s proposed mechanisms of resetting human brain functional connectivity, or FC, and serotonergic agonism, we believe that it represents a compelling therapeutic option for multiple psychiatric and neurological disorders other than TRD. Through collaborations with academic institutions and CROs we intend to explore the benefits of GH001 in additional psychiatric or neurological indications, the first of which are BDII and PPD. However, there can be no assurance that, even if we obtain approval for GH001 for our initial indication, TRD, we will obtain approval for any other indication, including for bipolar II disorder and postpartum depression. The ability to obtain approval for each of these additional indications will require additional clinical development. If we fail to obtain and maintain required approvals for these additional or broadened indications, or if regulatory approvals are delayed, we will not realize the maximum market potential of GH001. Additionally, the FDA, EMA or other comparable foreign regulatory authorities may require us to conduct clinical trials, beyond those that we plan to conduct, and/or other tests, before seeking regulatory approval. For example, we believe that we can proceed to Phase 2a clinical trials in additional indications without first completing Phase 1 clinical trials based on our existing preclinical and clinical data for GH001. However, there can be no assurance that the FDA, EMA or other comparable foreign regulatory authorities will agree with such assessment. If we were required to conduct additional clinical trials and/or other tests, our costs for developing GH001 for any additional indications would be substantially higher and the timing of any regulatory approval, if any, would be substantially extended, which could adversely affect our results of operations.

We may not be able to submit INDs or IND amendments, or comparable foreign applications, to commence additional clinical trials on the timelines we expect, and even if we are able to do so, the FDA, EMA or comparable foreign regulatory authorities may not permit us to proceed.

In November 2022, we announced that we submitted clinical trial applications in several European countries for a multi-center, randomized, double-blind, placebo-controlled Phase 2b trial of GH001 in TRD (GH001-TRD-201), and in August 2023, we submitted an IND for GH001 with the FDA, with the purpose to initiate a Phase 1 healthy volunteer clinical pharmacology trial, where GH001 is administered using our proprietary aerosol delivery device (GH001-HV-106). However, we may not be able to submit INDs or comparable foreign applications for GH001, or for our other product candidates, on the timelines we expect. For example, we may experience delays with IND-enabling studies. Moreover, we cannot be sure that submission of an IND or a comparable foreign application will result in the FDA, EMA or a comparable foreign regulatory authority allowing clinical trials to begin, or that, once begun, issues will not arise that suspend or terminate clinical trials. For example, we announced in September 2023 that the FDA placed our IND for GH001 on clinical hold. See “Item 3. Key Information — D. Risk Factors —It may take considerable time and expense to resolve the clinical hold that has been placed by the FDA on the study we proposed in our IND for GH001, and no assurance can be given that the FDA will remove the clinical hold, which could have a material adverse effect on our clinical development efforts or could otherwise harm our business, financial condition, results of operation and prospects” above for further information on certain of the risks associated with this clinical hold. Additionally, even if such regulatory authorities ultimately agree with the design and implementation of the clinical trials set forth in an IND or in a comparable foreign application, we cannot guarantee that such regulatory authorities will not change their requirements in the future. These considerations also apply to new clinical trials we may submit as amendments to existing INDs or to a new IND, or to comparable existing or new foreign applications. Any failure to submit INDs or comparable foreign applications on the timelines we expect or to obtain regulatory approvals for our trials may prevent us from completing our clinical trials or commercializing our products on a timely basis, if at all.

Our product candidates or use of our product candidates through participation in our clinical trials, may cause undesirable side effects or have other properties that could delay or prevent their regulatory approval, limit their commercial potential or result in significant negative consequences.

Undesirable adverse drug reactions that could potentially be caused by GH001, GH002, GH003 or any future product candidate, and that have been observed in previously completed clinical trials, such as hypertension, tachycardia, nausea, vomiting, sensory disturbance, headache, flashbacks, referred to as the re-experiencing of some of the effects induced by mebufotenin (5-methoxy-N,N-dimethyltryptamine, or 5-MeO-DMT) intake at some point after the drug’s acute effects have worn off, or that may potentially occur in ongoing or future studies, based on toxicities observed in completed nonclinical toxicity studies, such as serotonin syndrome, convulsions or respiratory adverse events, could cause us or regulatory authorities to not initiate, interrupt, delay or halt clinical trials and could result in more restrictive labeling than anticipated, a requirement that we implement a REMS to ensure that the benefits outweigh the risks or the delay or denial of regulatory approval by the FDA, EMA or comparable foreign regulatory authorities. Results of our clinical trials could reveal a high and unacceptable severity and prevalence of side effects or unexpected characteristics, even death. There can be no assurance that serious side effects, including deaths, will not occur even in the controlled setting of a clinical trial. In addition, many compounds that have initially shown promise in clinical or earlier stage testing are later found to cause undesirable or unexpected side effects that prevented further development of the compound. Additionally, the composition of our product candidates or learnings in nonclinical studies or clinical trials may result in contraindications or warnings, including “Boxed Warnings”, for any product candidates for which we may obtain regulatory approval.

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

Moreover, clinical trials of our product candidates are conducted in carefully defined sets of healthy volunteers and patients who have agreed to be enrolled in clinical trials. Consequently, it is possible that our clinical trials, or those of any future collaborator, may fail to identify undesirable side effects. Clinical trials by their nature utilize a sample of the potential patient population. With a limited number of patients, rare and severe side effects of our product candidates may only be uncovered with a significantly larger number of patients’ use of the product candidate. If our product candidates, including the medical devices to deliver such product candidates, such as our proprietary aerosol delivery device for GH001, receive marketing approval and we or others identify undesirable side effects caused by such product candidates (or any other similar products) after such approval, a number of potentially significant negative consequences could result, including:

•	regulatory authorities may withdraw or limit their approval of such product candidates or medical devices;

•	regulatory authorities may require the addition of labeling statements, such as a “Boxed Warning” or contraindications;

•	we may be required to change the way such product candidates are distributed or administered, or change the labeling of the product candidates or medical devices;

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

In addition, patients who participate in our trials may take antidepressants or other medications to treat depression and/or mood disorders, or other medications that may interact with our product candidates, and participation in our clinical trials currently requires patients to suspend most of such existing medications or treatments for the duration of the trial. If a patient chooses to resume his or her existing medications, there is no guarantee such medications will produce the same therapeutic effect, if any, as may have been experienced prior to suspending such medication. Further, the impact of cycling off and/or back on to existing medications could have undesirable side effects or lead to severe mental health trauma. Any such negative reactions of a patient participating in one of our clinical trials may decrease the willingness of patients to participate in our trials, affect the timing or outcome of our clinical trials, product candidate development and approval process, or create negative public perception around our product candidates, which in turn may significantly impact our ability to successfully commercialize our product candidates.

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

In addition, our clinical trials will compete with other clinical trials for product candidates that are in the same therapeutic areas as our product candidates, including product candidates studying N-methyl-D-aspartate antagonists, neurosteroids, and mebufotenin (5-methoxy-N,N-dimethyltryptamine, or 5-MeO-DMT) and other serotonergic psychedelics such as psilocybin and N,N-dimethyltryptamine. This competition will reduce the number and types of patients available to us, because some patients who might have opted to enroll in our trials may instead opt to enroll in a trial being conducted by one of our competitors. Since the number of qualified clinical investigators is limited, we expect to conduct some of our clinical trials at the same clinical trial sites that some of our competitors use, which will reduce the number of patients who are available for our clinical trials in such clinical trial site, or which may lead to a bias in recruitment between the competing trials, potentially affecting the outcome of those trials.

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

We are also required to register certain clinical trials and post the results of certain completed clinical trials on a government-sponsored database, such as www.ClinicalTrials.gov in the United States and a similar system in the EU, within certain timeframes. Failure to do so can result in fines, adverse publicity and civil and criminal sanctions.

Preliminary, top-line or interim data from our clinical trials that we announce or publish from time to time may change as more data become available, and are subject to audit and verification procedures that could result in material changes in the final results or could otherwise harm our business, financial condition, results of operation and prospects.

From time to time, we may publicly disclose preliminary, top-line, or interim data from our clinical trials, including the data we have disclosed for our current clinical trials. Preliminary and top-line data are based on an analysis of then-available data, and the results and related findings and conclusions are subject to change following a more comprehensive review of the data related to the particular study or trial. We also make assumptions, estimations, calculations and conclusions as part of our analyses of data, and we may not have received or had the opportunity to fully and carefully evaluate all data. As a result, the preliminary or top-line results that we report may differ from future results of the same studies, or different conclusions or considerations may qualify such results, once additional data have been received and fully evaluated. This difference may be more pronounced because of the small sample size and short duration of our clinical trials. Preliminary or top-line data also remain subject to audit and verification procedures that may result in the final data being materially different from the preliminary data we previously reported. We may also conduct planned interim analyses as part of our clinical trials before they are complete. Planned interim analyses from clinical trials that we may complete are subject to the risk that one or more of the clinical outcomes may materially change as patient enrollment continues and more patient data become available. As a result, interim analyses, as well as preliminary or top-line data, should be viewed with caution until the final data are available. In addition, the data received from an interim analysis could prompt us to alter the trial design, or even to halt the clinical trial altogether. Finally, we may report interim, preliminary or top-line data of only certain endpoints rather than all endpoints. Adverse changes between interim, preliminary or top-line data and final data, or between the initially planned trial design and any subsequently altered elements of the trial design due to our analysis of interim, preliminary or top-line data, could significantly harm our business and prospects. Additional disclosure of interim, preliminary or top-line data, or of changes to the trial design, by us or by our competitors could result in volatility in the price of our ordinary shares.

Further, others, including regulatory agencies, may not accept or agree with our assumptions, estimates, calculations, conclusions or analyses or may interpret or weigh the importance of data differently, which could impact the value of the particular program, the ability to initiate further clinical studies, the approvability or commercialization of the particular product candidate and our company in general. In addition, the information we choose to publicly disclose regarding a particular study or clinical trial is typically selected from a more extensive amount of available information. You or others may not agree with what we determine is the material or otherwise appropriate information to include in our disclosure, and any information we determine not to disclose may ultimately be deemed significant with respect to future decisions, conclusions, views, activities or otherwise regarding a particular product candidate or our business. If the interim, preliminary or top-line data that we report differ from late, final or actual results, if we alter the trial design due to our analysis of interim, preliminary or top-line data, or if others, including the FDA, EMA or other comparable foreign regulatory authorities, disagree with the conclusions reached, our ability to initiate further clinical studies or obtain approval for, and commercialize our product candidates, may be harmed, which could harm our business, financial condition, results of operations and prospects.

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

We may choose to conduct one or more of our clinical trials in the United States, Europe or in other foreign jurisdictions. The acceptance of study data from nonclinical studies and clinical trials conducted outside any such jurisdiction may be subject to certain conditions for acceptance. For example, in cases where data from foreign clinical trials are intended to serve as the basis for marketing approval in the United States, the FDA will generally not approve the application on the basis of foreign data alone unless (i) the data are applicable to the U.S. population and U.S. medical practice; and (ii) the trials were performed by clinical investigators of recognized competence and pursuant to Good Clinical Practices, or GCP, regulations. Additionally, the FDA’s clinical trial requirements, including sufficient size of patient populations and statistical powering, must be met. Many foreign regulatory bodies, such as the EMA, have similar approval requirements. In addition, such foreign trials would be subject to the applicable local laws of the foreign jurisdictions where the trials are conducted. There can be no assurance that the FDA, EMA or any applicable foreign regulatory authority will accept data from trials conducted outside of the United States or the applicable jurisdiction. The FDA may not ultimately accept our data given the limited sample size in our completed and existing trials. For example, our currently completed clinical trials have exclusively been conducted in the Netherlands; our ongoing clinical trials are exclusively being conducted in Europe, and we are also progressing the necessary preparations to potentially conduct the Phase 1 clinical pharmacology trial in healthy volunteers using our proprietary device (GH001-HV-106) in Europe. If the FDA, EMA or any applicable foreign regulatory authority does not accept such data, it would result in the need for additional trials, which would be costly and time-consuming and delay aspects of our business plan, and which may result in our product candidates not receiving approval or clearance for commercialization in the applicable jurisdiction.

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

We do not currently have Fast Track Designation or acceptance of an accelerated assessment in the EU for any of our product candidates, but we may seek such a designation for the product candidates we plan to develop in the United States and the EU, if we believe the qualifying criteria for such a designation/ assessment have been met. If a product is intended for the treatment of a serious or life-threatening condition and nonclinical or clinical data demonstrate the potential to address an unmet medical need for this condition, the product sponsor may apply for Fast Track Designation or accelerated assessment. The FDA and the EMA each have broad discretion whether or not to grant this designation, so even if we believe a particular product candidate is eligible for this designation/assessment, we cannot assure that the FDA or EMA would decide to grant it. Even if we do receive Fast Track Designation and or an accelerated assessment, we may not experience a faster development process, review or approval compared to conventional FDA or EMA procedures. The FDA or EMA may withdraw the Fast Track Designation or accelerated assessment, respectively, if either agency believes that the designation or pathway is no longer supported by data from our clinical development program. Many drugs that have received Fast Track Designation and/or accelerated assessment have failed to obtain regulatory approval.

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

We may seek orphan drug designation for one or more of our product candidates in the EU, but we may be unable to obtain or maintain such a designation or the benefits associated with orphan drug status, including marketing exclusivity, which may cause our revenue, if any, to be reduced.

In the EU, orphan designation might be granted by the EMA for a medicine that (i) is intended for the treatment, prevention or diagnosis of a disease that is life-threatening or chronically debilitating; (ii) with a prevalence in the EU of not more than five in 10 thousand or it must be unlikely that marketing of the medicine would generate sufficient returns to justify the investment needed for its development; and (iii) no satisfactory method of diagnosis, prevention or treatment of the condition concerned can be authorized, or, if such a method exists, the medicine must be of significant benefit to those affected by the condition.

In the EU, orphan designation does not convey any advantage in, or shorten the duration of, the regulatory review and approval process. The benefit of orphan designation in the EU is scientific advice, and extended market exclusivity, or an additional two years on top of the eight years of market exclusivity for an innovative product. Such a designation may also be revoked by the EMA in certain circumstances, such as if the criteria are no longer met, which might for example occur by a competitor product becoming available in the market. Our inability to obtain or maintain such a designation or the benefits associated with orphan drug status could adversely affect our ability to achieve or sustain profitability.

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

In addition, manufacturers of approved products and those manufacturers’ facilities are required to comply with extensive regulatory requirements, including under FDA authorities ensuring that quality control and manufacturing procedures conform to cGMPs, which include requirements relating to quality control and quality assurance as well as the corresponding maintenance of records and documentation and reporting requirements. We, our contract manufacturers, any future collaborators and their contract manufacturers would be subject to periodic unannounced inspections by regulatory authorities to monitor and ensure compliance with cGMPs. Despite our efforts to inspect and verify regulatory compliance, one or more of our third-party manufacturing vendors may be found on regulatory inspection to be not in compliance with cGMP requirements, which may result in shutdown of the third-party vendor or invalidation of drug product lots or processes. In some cases, a product recall may be warranted or required, which would materially affect our ability to supply and market our drug products.

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

Specifically, we face competition from 501(c)(3) non-profit medical research organizations, including the Usona Institute. Such non-profits may be willing to provide treatment at cost or for free, undermining our potential market for GH001, GH002, GH003 and any other product candidates we may develop. In addition, a number of for-profit biotechnology companies or institutions are specifically pursuing the development of mebufotenin (5-methoxy-N,N-dimethyltryptamine, or 5-MeO-DMT) or other tryptamines, such as psilocybin and N,N-dimethyltryptamine, to treat mental health illnesses, including TRD. These competitors include ATAI Life Sciences, Beckley Psytech, COMPASS Pathways, Cybin, Mindmed and Viridia Life Sciences. In addition, an increasing number of companies are stepping up their efforts in discovery of new psychoactive compounds. It is also probable that the number of companies seeking to develop psychoactive products and therapies for the treatment of mental health illnesses, such as depression, will increase. If any of our competitors are granted an NDA for their therapies before us and manage to obtain approval for a broader indication, and thus access a wider patient population, we may face more intensified competition from such potential therapies and increased difficulties in winning market acceptance of our GH001, GH002 and GH003 product candidates or any future product candidates. All of these risks are heightened because mebufotenin, which is a known naturally occurring substance and therefore not subject to patent protection, may be deemed an appropriate substitute for GH001, GH002 and GH003.

We also face competition from larger and smaller pharmaceutical, biopharmaceutical and biotechnology companies who have developed or are developing therapies for the treatment of MDD and TRD, including Axsome Therapeutics, Neumora Therapeutics, Relmada Therapeutics and Sage Therapeutics, and will face future competition for any other indications we may seek to treat with our GH001, GH002 and GH003 product candidates. There are a number of companies that currently market and sell products or therapies, or are pursuing the development of products or therapies, for the treatment of depression, including antidepressants such as selective serotonin reuptake inhibitors, or SSRIs, and serotonergic norepinephrine reuptake inhibitors, or SNRIs, antipsychotics, cognitive behavioral therapy, or CBT, esketamine and ketamine, repeat transcranial magnetic stimulation, or rTMS, electroconvulsive therapy, or ECT, vagus nerve stimulation, or VNS, deep brain stimulation, or DBS, N-methyl-D-aspartate antagonists, neurosteroids, and other serotonergic psychedelics such as psilocybin and N,N-dimethyltryptamine, among others. Many of these pharmaceutical, biopharmaceutical and biotechnology competitors have established markets for their therapies and have substantially greater financial, technical, human and other resources than we do and may be better equipped to develop, manufacture and market superior products or therapies. In addition, many of these competitors have significantly greater experience than we have in undertaking nonclinical studies and human clinical trials of new therapeutic substances and in obtaining regulatory approvals of human therapeutic products. Accordingly, our competitors may succeed in obtaining FDA, EMA or other comparable foreign regulatory authority approval for alternative or superior products. In addition, many competitors have greater name recognition and more extensive collaborative relationships. Smaller and earlier-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large, established companies.

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

In current and previous clinical trials, GH001 has been vaporized using a device we have purchased on the market from a third party. This device has been used in previous trials, conducted by other parties with other products or product candidates, in Europe and the United States. However, there can be no assurance that the FDA or other comparable foreign regulatory authorities will allow it to be used with GH001 in future trials. In addition, we may decide in future clinical trials to use a different device than the one we have used previously, and the FDA or other comparable foreign regulatory authorities could similarly object to the use of any such device with GH001. For example, in 2021, we initiated the development of a proprietary aerosol delivery device for GH001 for use in our pivotal clinical trial program and for commercial use. Based on this proprietary device’s development progress, in August 2023 we submitted an IND for GH001 in TRD to be delivered with such device, which was placed on clinical hold by the FDA, requesting, among other aspects, additional device design verification information before clinical trials with this device may be initiated. In any case, we would need to do additional development work and conduct additional studies, including bridging studies, to bridge our prior device to any new device we may decide to use, prior to using the new device in future clinical trials. Any delays as a result of changing medical devices to deliver our product candidates would have a material adverse effect on our business.

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

GH001 is administered via inhalation of an aerosol produced by a vaporization device. This device is necessary to produce the aerosol and we therefore expect it to be regulated by the FDA as a drug-device combination product that requires coordination within the FDA, EMA or other comparable foreign regulatory authorities or notified bodies for review of their device and drug components. Similarly, we expect GH003, delivered via an intranasal device, to be regulated by the FDA as a drug-device combination product. However, for GH002, which is our intravenous mebufotenin (5-methoxy-N,N-dimethyltryptamine, or 5-MeO-DMT) formulation, such classification will depend on our final choice for its commercial presentation. Medical products containing a combination of new drugs, biological products or medical devices may be regulated as “combination products” in the United States and Europe. A combination product generally is defined as a product comprised of components from two or more regulatory categories (e.g., drug/device, device/biologic, drug/biologic). Each component of a combination product is subject to the requirements established by the FDA for that type of component, whether a new drug, biologic or device. In order to facilitate pre-market review of combination products, the FDA designates one of its centers to have primary jurisdiction for the pre-market review and regulation of the overall product based upon a determination by the FDA of the primary mode of action of the combination product. Where approval of the drug and device is sought under a single application, there could be delays in the approval process due to the increased complexity of the review process. The EMA has a parallel review process in place for combination products, the potential effects of which in terms of approval and timing could independently affect our ability to market our combination products in Europe.

Risks Related to Controlled Substances

GH001, GH002 and GH003, and any future product candidates we may develop, are subject to controlled substance laws and regulations in the territories where the product will be marketed, such as the United States, the EU, the UK and the rest of Europe, as well as the UN international drug control treaties, and failure to comply with these laws and regulations, or the cost of compliance with these laws and regulations, may adversely affect the results of our business operations, both during clinical development and post-approval, and our financial condition. In addition, during the review process of GH001, GH002 and GH003, and prior to approval, the FDA, EMA and/or other comparable foreign regulatory authorities may require additional data, including with respect to whether GH001, GH002 or GH003 has abuse or misuse potential. This may delay approval and any potential rescheduling process.

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

•
Manufacture in the United States. If, because of a Schedule II (and possibly Schedule III) classification or voluntarily, we were to conduct manufacturing or repackaging/relabeling in the United States for commercial purposes, mebufotenin will be subject to an annual aggregate production quote established by the DEA and our contract manufacturers would be subject to the DEA’s annual and quarterly manufacturing and procurement quota requirements. Additionally, regardless of the scheduling of GH001, GH002 or GH003, the active ingredient in the final dosage form is currently a Schedule I controlled substance and would be subject to such quotas as this substance could remain listed on Schedule I during the clinical trials. The annual and quarterly quota allocated to us or our contract manufacturers for the active ingredient in GH001, GH002 or GH003 may not be sufficient to complete clinical trials or meet commercial demand. Consequently, any delay or refusal by the DEA in establishing our, or our contract manufacturers’, procurement and/or production quota for controlled substances could delay or stop our clinical trials or product launches, which would have a material adverse effect on our business, financial position and results of operations.

•
Distribution in the United States and the UK. If GH001, GH002 or GH003 is scheduled as Schedule II, III, IV or V, we would also need to identify wholesale distributors with the appropriate DEA registrations and authority to distribute GH001, GH002, GH003 and any future product candidates. These distributors would need to maintain Schedule II, III, IV or V distribution registrations. This limitation in the ability to distribute GH001, GH002 or GH003 more broadly may limit commercial uptake and could negatively impact our prospects. The failure to obtain, or delay in obtaining, or the loss of any of those registrations could result in increased costs to us. If GH001, GH002 or GH003 is classified as a Schedule II drug, participants in our supply chain may have to maintain enhanced security including specially constructed vaults at manufacturing and distribution facilities. This additional security may also discourage some pharmacies from carrying the product. In addition, GH001, GH002 and/or GH003 could be required to be administered at our trial sites or other certified healthcare settings, which could limit commercial uptake. Furthermore, state and federal enforcement actions, regulatory requirements, and legislation intended to reduce prescription drug abuse, such as the tracking of prescribing and dispensing of controlled substances through a state prescription drug monitoring program, may make physicians less willing to prescribe, and pharmacies to dispense, certain controlled substances, especially Schedule II products. Similarly, the Medicines and Healthcare products Regulatory Agency, or MHRA, considers that all Schedule 1 drugs under the UK’s Misuse of Drugs Regulations 2001 (which Schedule includes mebufotenin) have no therapeutic benefit, and can only be imported, exported, produced, supplied, possessed and the like under a license issued by the UK government’s Home Office. Mebufotenin may never be rescheduled under the Misuse of Drugs Regulations 2001, or reclassified under the UK’s Misuse of Drugs Act 1971 (under which it is a Class A controlled substance).

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

Mebufotenin is categorized as a Schedule I controlled substance under the CSA, a Schedule 1 drug under the UK’s Misuse of Drugs Regulations 2001 and is similarly categorized by most states, foreign governments and the UN Convention on Psychotropic Substances, 1971. Even assuming that GH001, GH002, GH003 or any future product candidates containing mebufotenin in specific formulations or dosage forms are approved and scheduled by regulatory authorities to allow their commercial marketing, the active pharmaceutical ingredients in such product candidates would likely continue to be Schedule I, or the state or foreign equivalent. Violations of any federal, state or foreign laws and regulations could result in significant fines, penalties, administrative sanctions, convictions or settlements arising from civil proceedings conducted by either the federal government or private citizens, or criminal charges and penalties, including, but not limited to, disgorgement of profits, cessation of business activities, divestiture, or prison time. This would have a material adverse effect on us, including on our reputation and ability to conduct business, the potential listing of our ordinary shares, our financial position, operating results, profitability or liquidity or the market price of our ordinary shares. In addition, it is difficult for us to estimate the time or resources that would be needed for the investigation or defense of any such matters or our final resolution because, in part, the time and resources that may be needed are dependent on the nature and extent of any information requested by the applicable authorities involved, and such time or resources could be substantial. It is also illegal to aid or abet such activities or to conspire or attempt to engage in such activities. An investor’s contribution to and involvement in such activities may result in federal civil and/or criminal prosecution, including, but not limited to, forfeiture of his, her or its entire investment, fines and/or imprisonment.

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

In addition, even if we or third parties were to conduct activities in compliance with U.S. state or local laws or the laws of other countries and regions in which we conduct activities, potential enforcement proceedings could involve significant restrictions being imposed upon us or third parties, while diverting the attention of key executives. Such proceedings could have a material adverse effect on our business, revenue, operating results and financial condition as well as on our reputation and prospects, even if such proceedings conclude successfully in our favor. In the extreme case, such proceedings could ultimately involve the criminal prosecution of our key executives, the seizure of corporate assets, and consequently, our inability to continue business operations. Strict compliance with state and local laws with respect to mebufotenin does not absolve us of potential liability under U.S. federal law, the laws of EU member states or of the UK, nor provide a defense to any proceeding which may be brought against us. Any such proceedings brought against us may adversely affect our operations and financial performance.

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

Even if any of the product candidates we develop receives marketing approval, they may nonetheless fail to gain sufficient market acceptance by physicians, patients, third-party payors, such as Medicare and Medicaid programs and managed care organizations in the United States, and others in the medical community. In addition, the availability of coverage and adequacy of reimbursement by third-party payors may be affected by existing and future healthcare reform measures designed to reduce the cost of healthcare. If the product candidates we develop do not achieve an adequate level of acceptance, we may not generate significant product revenues and we may not become profitable.

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

•	the size of the market for such product candidate, based on the size of the patient subsets that we are targeting, in the territories for which we gain regulatory approval;

•	the recommendations with respect to our product candidates in guidelines published by various scientific organizations applicable to us and our product candidates;

•	the strength of sales, marketing and distribution support;

•	the timing of any such marketing approval in relation to other product approvals;

•	any restrictions on concomitant use of other medications;

•	support from patient advocacy groups;

•	media coverage regarding psychedelic substances;

•	the ability to obtain sufficient third-party coverage and adequate reimbursement from government and third-party payors; and

•	the prevalence and severity of any side effects.

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

In some foreign countries, the proposed pricing for a drug must be approved before it may be lawfully marketed. Some countries have a separate decision-making process in addition to whether the government or state insurers will reimburse the price for the product. The requirements governing drug pricing vary widely from country to country. For example:

•
in the EU, member states can restrict the range of medicinal products for which their national health insurance systems provide reimbursement and, in most EU countries, the prices of medicinal products for human use must be approved by national health authorities, before they may be supplied;

•
a common criterion relied upon by almost all EU Member States for pricing decisions is international reference pricing (the methodology and weight to be attached varies between countries), whereas in the UK, international reference pricing is not a criterion relied upon formally for pricing decisions;

•	in the UK and many EU member states, prices of branded medicines must be notified or approved prior to product launch;

•
reimbursement decisions in EU/European Economic Area, or EEA, and the UK are typically based on various forms of health technology assessment, including cost effectiveness determinations. From 2025, the EU’s Health Technology Assessment Regulation (Regulation (EU) 2021/2282), or HTA Regulation, will start to come into effect providing for a common assessment of clinical effectiveness to be taken into account by national reimbursement authorities across EU/EEA. This will not have direct effect in the UK, but may in practice be influential; and

•	additionally public procurement tenders are widely used for purchasing of medicinal products by hospitals.

Even if we obtain approval of any of our product candidates in the United States or Europe, we may never obtain approval or commercialize such products in other countries, which would limit our ability to realize their full market potential.

In order to market any products in the United States or EU, we must establish and comply with numerous and varying regulatory requirements regarding safety and efficacy. Clinical trials conducted in one country may not be accepted by regulatory authorities in other countries, and regulatory approval in one country does not mean that regulatory approval will be obtained in any other country. Approval procedures vary among countries and can involve additional product testing and validation and additional administrative review periods. Seeking foreign regulatory approvals outside of where our clinical trials currently have been conducted could result in significant delays, difficulties and costs for us and may require additional nonclinical studies or clinical trials which would be costly and time consuming. Regulatory requirements can vary widely from country to country and could delay or prevent the introduction of our products in those countries. Satisfying these and other regulatory requirements is costly, time-consuming, uncertain and subject to unanticipated delays. In addition, our failure to obtain regulatory approval in any country may delay or have negative effects on the process for regulatory approval in other countries. We do not have any product candidates approved for sale in any jurisdiction, including international markets, and we do not have experience in obtaining regulatory approval in international markets. If we fail to comply with regulatory requirements in international markets or to obtain and maintain required approvals, our ability to realize the full market potential of our products will be harmed.

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

We are unable to predict what tax reform may be proposed or enacted in the future or what effect such changes would have on our business, but such changes, to the extent they are brought into tax legislation, regulations, policies or practices in jurisdictions in which we operate, could increase the estimated tax liability that we have expensed to date and paid or accrued on our balance sheets, and otherwise affect our financial position, future results of operations, cash flows in a particular period and overall our effective tax rates in the future in countries where we have operations, reduce post-tax returns to our shareholders and increase the complexity, burden and cost of tax compliance. On October 7, 2021, the Irish Government approved Ireland’s adherence to the OECD BEPS 2.0 plan, under the OECD Inclusive Framework, to reform international tax rules. The OECD BEPS 2.0 plan consists of two distinct limbs; Pillar One and Pillar Two. On December 20, 2021, as part of the BEPS 2.0 plan, the OECD published the draft Global Anti-Base Erosion Model Rules (Pillar Two), or GloBE Rules, which are aimed at ensuring that Multinational Enterprises, or MNEs, with revenue of more than €750 million annually will be subject to a global minimum 15% effective tax rate. A directive to implement the GloBE Rules in the EU was adopted by the Council of the EU on December 15, 2023. On October 11, 2023, the OECD released a package of documents in relation to Amount A of Pillar One, including a Multilateral Convention. Amount A of Pillar One, if implemented in its current form, would re-allocate certain profits of large multi-national groups to the jurisdictions where their customers and users are located and would apply to groups with revenues of above €20 billion and profitability exceeding 10% (or, if a group is below those thresholds but has a particular segment of its business as disclosed in its consolidated financial statements, a Disclosed Segment, which exceeds those thresholds, the rules may apply to that Disclosed Segment). In order for this Multilateral Convention to enter into force, it must be ratified by at least 30 jurisdictions including the headquarters of jurisdictions of at least 60% of MNEs that are currently expected to be within the scope of Amount A.

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

As an Irish incorporated and tax resident company, we are subject to Irish corporate taxation on our worldwide profits. Due to the nature of our business, we have generated losses since inception and therefore have not paid any Irish corporation tax. As of December 31, 2023, we had unused net losses of $65.0 million. Subject to any relevant utilization criteria and restrictions (including those that can restrict the use of carried forward losses where there is a change of ownership of more than half of our ordinary shares and a major change in the nature, conduct or scale of the trade) and subject to the related expenses giving rise to the losses being tax deductible, we expect these to be eligible for carry-forward and utilization against future operating profits.

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

We may benefit from Ireland’s Knowledge Development Box regime in the future. The Irish Finance Act 2022 amended the regime, such that an eligible company is entitled to a corporate tax deduction equal to 20% of its qualifying profits. Qualifying profits are profits directly attributable to the exploitation of certain types of intellectual property (patents, copyrighted computer software) that have been developed by the Irish company through qualifying research and development, or R&D, activities undertaken by the Irish company. In effect, such qualifying profits would be taxed at 10% where the conditions of the regime are met. The availability of the relief is fact dependent and we will consider the applicability of this relief as our activities progress.

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

We are also subject to other laws and regulations governing our international operations, including regulations administered by the governments of the UK and the United States, and authorities in member states of the EU, including applicable export control regulations, economic sanctions on countries and persons, customs requirements and currency exchange regulations (collectively referred to herein as the Trade Control laws). In addition, various laws, regulations and executive orders also restrict the use and dissemination outside of the United States, or the sharing with certain non-U.S. nationals, of information classified for national security purposes, as well as certain products and technical data relating to those products. If we expand our international presence, it will require us to dedicate additional resources to comply with these laws, and these laws may preclude us from manufacturing GH001, GH002 or GH003 and developing and selling GH001, GH002, GH003 or any future product candidates outside of the UK, the United States, and the EU, which could limit our growth potential and increase our development costs.

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

•
analogous U.S. state, local and foreign laws and regulations, such as state anti-kickback and false claims laws, which may apply to sales or marketing arrangements and claims involving healthcare items or services reimbursed by any third-party payor, including private insurers, and may be broader in scope than their federal equivalents; state and foreign laws that require biopharmaceutical companies to comply with the biopharmaceutical industry’s voluntary compliance guidelines and other relevant compliance guidance promulgated by the federal government or otherwise restrict payments that may be made to healthcare providers and other potential referral sources; state and foreign laws that require drug manufacturers to report information related to payments and other transfers of value to physicians and other healthcare providers, marketing expenditures or drug pricing; state and local laws that require the registration of biopharmaceutical sales representatives; and state and foreign laws governing the privacy and security of health and other personal information, some of which may be more stringent than those in the United States (such as the EU’s General Data Protection Regulation (Regulation (EU) 2016/679), or GDPR, which became effective in May 2018, or the UK’s General Data Protection Regulation, or UK GDPR) in certain circumstances, and may differ from each other in significant ways and often are not preempted by HIPAA, thus complicating compliance efforts.

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

Additionally, in June 2018, the State of California enacted the California Consumer Privacy Act of 2018, or CCPA, which came into effect on January 1, 2020, and provides new data privacy rights for California consumers (as that term is defined in the legislation) and new operational requirements for companies that process information of California residents, which may increase our compliance costs and potential liability. The CCPA gives California residents expanded rights to access and delete their personal information, opt out of certain personal information sharing, and receive detailed information about how their personal information is used. The CCPA provides for civil penalties for violations, as well as a private right of action and statutory damages for data breaches that is expected to increase data breach litigation. While there is currently an exception under the CCPA for protected health information that is subject to HIPAA and clinical trial regulations, as currently written, the CCPA may nevertheless impact certain of our business activities depending on how the CCPA will be interpreted, and exemplifies the vulnerability of our business to the evolving regulatory environment related to personal information. In addition, the California Privacy Rights Act of 2020, or CPRA, which went into effect on January 1, 2023, imposes additional obligations on companies covered by the legislation and significantly modifies the CCPA, including by expanding consumers’ rights with respect to certain sensitive personal information. The CPRA also creates a new state agency that is vested with authority to implement and enforce the CCPA and CPRA. Some observers have noted that the CCPA and CPRA could mark the beginning of a trend toward more stringent state privacy legislation in the United States, which could increase our potential liability and adversely affect our business. Other states, such as Nevada, New Hampshire, Washington, Illinois and Nebraska, and the U.S. federal government are considering comprehensive privacy laws, and on January 1, 2023, the Virginia Consumer Data Protection Act, or CDPA, became effective. The CDPA contains provisions that require businesses subject to the legislation to conduct data protection assessments in certain circumstances and that require opt-in consent from Virginia consumers to process certain sensitive personal information. In addition, Colorado enacted the Colorado Privacy Act, or the CoPA, and Connecticut enacted the Connecticut Data Privacy Act, each of which took effect on July 1, 2023, and Utah enacted the Consumer Privacy Act, which became effective on December 31, 2023. Several other states have also enacted privacy laws that are set to take effect in 2024 or 2025. The CDPA, CoPA and such other proposed legislation, if enacted, may add additional complexity, variation in requirements, restrictions and potential legal risk, require additional investment of resources in compliance programs, impact strategies and the availability of previously useful data and could result in increased compliance costs and/or changes in business practices and policies.

The collection, use, storage, disclosure, transfer, or other processing of personal data (including health data processed in the context of clinical trials) regarding EU data subjects in the EEA and/or carried out in the context of our establishment in any EEA member state, is subject to the GDPR, and any legislation which amends, extends, consolidates, re-enacts or replaces the GDPR from time to time.

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

The GDPR and the Irish Data Protection Act 2018 also impose strict rules on the transfer of personal data to countries outside the EEA, including the United States, unless the parties to the transfer have implemented safeguards to protect the transferred personal information. The Court of Justice of the EU, or CJEU, recently raised questions about whether the European Commission’s Standard Contractual Clauses, one of the primary mechanisms used by companies to import personal information from Europe, complies with the GDPR. While the CJEU upheld the validity of the Standard Contractual Clauses, the CJEU ruled that the underlying data transfers must be assessed on a case-by-case basis by the data controller to determine whether the personal information will be adequately protected. Further, the European Commission recently proposed updates to the Standard Contractual Clauses. At present, there are few if any viable alternatives to the Standard Contractual Clauses and there is uncertainty regarding how to ensure that transfers of personal information from Europe to the United States might be adequately protected so as to comply with the GDPR. As such, any transfers by us, or our vendors, of personal information from Europe may not comply with European data protection laws and may increase our exposure to the GDPR’s heightened sanctions for violations of its cross-border data transfer restrictions. Loss of our ability to transfer personal information from the EEA may also require us to increase our data processing capabilities in those jurisdictions at significant expense.

Further, the UK’s withdrawal from the EU and EEA on January 31, 2020 has created uncertainty with regard to data protection regulation in the UK. As of January 1, 2021, we are also subject to the UK GDPR and UK Data Protection Act of 2018, which retains the GDPR in the UK’s national law. In particular, the collection, use, storage, disclosure, transfer, or other processing of personal data (including health data processed in the context of clinical trials) regarding data subjects in the UK and/or carried out in the context of the activities of our establishment in the UK is subject to the UK GDPR and the UK Data Protection Act of 2018. With respect to transfers of personal data from the EEA, on June 28, 2021, the European Commission issued an adequacy decision in respect of the UK’s data protection framework, enabling data transfers from EU member states to the UK to continue without requiring organizations to put in place contractual or other measures in order to lawfully transfer personal data between the territories. While this adequacy decision will automatically expire on June 27, 2025 (unless renewed by the European Commission before then), the European Commission may unilaterally revoke the adequacy decision at any point, and if this occurs it could lead to additional costs and increase our overall risk exposure. Other countries have also passed or are considering passing laws requiring local data residency or restricting the international transfer of data.

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

Changes in U.S. and foreign regulations, statutes or the interpretation of existing regulations could impact our business in the future by requiring, for example: (i) changes to our manufacturing arrangements; (ii) additions or modifications to product labeling; (iii) the recall or discontinuation of our products; (iv) additional record keeping requirements; or (v) discounts or other price reductions on our products. If any such changes were to be imposed, they could adversely affect the operation of our business.

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

While there have been numerous judicial, administrative, executive and legislative challenges to certain aspects of the ACA, the ACA remains in effect. It is possible that the ACA will be subject to additional challenges. It is unclear how any such challenges will impact the ACA and our business. Further, on January 28, 2021, President Biden issued an executive order to initiate a special enrollment period for purposes of obtaining health insurance coverage through the ACA marketplace. The executive order also instructed certain governmental agencies to review and reconsider their existing policies and rules that limit access to healthcare, including among others, reexamining Medicaid demonstration projects and waiver programs that include work requirements, and policies that create unnecessary barriers to obtaining access to health insurance coverage through Medicaid or the ACA.

In addition, other legislative changes have been proposed and adopted in the United States since the ACA was enacted. For example, on August 2, 2011, the Budget Control Act of 2011 imposed, subject to certain temporary suspension periods, 2% reductions in Medicare payments to providers per fiscal year starting April 1, 2013, and, due to subsequent legislative amendments to the statute, will remain in effect through 2031, unless additional Congressional action is taken. In December 2020, CMS issued a final rule implementing significant manufacturer price reporting changes under the Medicaid Drug Rebate Program, including an alternative rebate calculation for line extensions that is tied to the price increases of the original drug, and Best Price reporting related to certain value-based purchasing arrangements. Under the American Rescue Plan Act of 2021, effective January 1, 2024, the statutory cap on Medicaid Drug Rebate Program rebates that manufacturers pay to state Medicaid programs is eliminated. Elimination of this cap may, in some cases, require pharmaceutical manufacturers to pay more in rebates than they receive on the sale of products.

Moreover, payment methodologies may be subject to changes in healthcare legislation and regulatory initiatives. For example, CMS may develop new payment and delivery models, such as bundled payment models. There has been heightened governmental scrutiny over the manner in which manufacturers set prices for their products, which has resulted in several presidential executive orders, Congressional inquiries, and proposed and enacted federal and state legislation designed to, among other things, bring more transparency to product pricing, review the relationship between pricing and manufacturer patient programs, reduce the costs of drugs under Medicare, and reform government program reimbursement methodologies for drug products. For example, the FDA released a final rule in September 2020 providing guidance for states to build and submit importation plans for drugs from Canada, and the FDA authorized the first such plan in Florida in January 2024.

Recently, several healthcare reform initiatives culminated in the enactment of the Inflation Reduction Act, or the IRA, in August 2022, which will, among other things, allow HHS to directly negotiate the selling price of a statutorily specified number of drugs and biologics each year that CMS reimburses under Medicare Part B and Part D. Only high-expenditure single-source drugs that have been approved for at least 7 years (11 years for single-source biologics) can qualify for negotiation, with the negotiated price taking effect two years after the selection year. Negotiations for Medicare Part D products begin in 2024 with the negotiated price taking effect in 2026, and negotiations for Medicare Part B products begin in 2026 with the negotiated price taking effect in 2028. In August 2023, HHS announced the ten Medicare Part D drugs and biologics that it selected for negotiations. HHS will announce the negotiated maximum fair prices by September 1, 2024, and this price cap, which cannot exceed a statutory ceiling price, will come into effect on January 1, 2026. A drug or biological product that has an orphan drug designation for only one rare disease or condition will be excluded from the IRA’s price negotiation requirements, but will lose that exclusion if it has designations for more than one rare disease or condition, or if is approved for an indication that is not within that single designated rare disease or condition, unless such additional designation or such disqualifying approvals are withdrawn by the time CMS evaluates the drug for selection for negotiation. The IRA also imposes Medicare Part D and Part B drugs whose prices have increased at a rate greater than the rate of inflation. The IRA will also eliminate, beginning in 2025, the coverage gap under Medicare Part D by significantly lowering the enrollee maximum out-of-pocket cost and requiring manufacturers to subsidize, through a newly established manufacturer discount program, 10% of Part D enrollees’ prescription costs for brand drugs below the out-of-pocket maximum, and 20% once the out-of-pocket maximum has been reached. The IRA permits the Secretary of HHS to implement many of these provisions through guidance, as opposed to regulation, for the initial years. Manufacturers that fail to comply with the IRA may be subject to various penalties, some significant, including civil monetary penalties. The IRA also extends enhanced subsidies for individuals purchasing health insurance coverage in ACA marketplaces through plan year 2025. These provisions may be subject to legal challenges. For example, the provisions related to the negotiation of selling prices of high-expenditure single-source drugs and biologics have been challenged in multiple lawsuits brought by pharmaceutical manufacturers. Thus, while it is unclear how the IRA will be implemented, it will likely have a significant impact on the biopharmaceutical industry and the pricing of our products and product candidates.

At the state level in the United States, legislatures are increasingly enacting laws and implementing regulations designed to control pharmaceutical and biologic product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing. Legally mandated price controls on payment amounts by third-party payors or other restrictions on coverage or access could harm our business, results of operations, financial condition and prospects. In addition, regional healthcare authorities and individual hospitals are increasingly using bidding procedures to determine what pharmaceutical products and which suppliers will be included in their prescription drug and other healthcare programs. This could reduce the ultimate demand for our product candidates that we successfully commercialize or put pressure on our product pricing.

In the EU, similar political, economic and regulatory developments may affect our ability to profitably commercialize our product candidates, if approved. In addition to continuing pressure on prices and cost containment measures, legislative developments at the EU or member state level may result in significant additional requirements or obstacles that may increase our operating costs. The delivery of healthcare in the EU, including the establishment and operation of health services and the pricing and reimbursement of medicines, is almost exclusively a matter for national, rather than EU, law and policy. National governments and health service providers have different priorities and approaches to the delivery of healthcare and the pricing and reimbursement of products in that context. In general, however, the healthcare budgetary constraints in most EU member states have resulted in restrictions on the pricing and reimbursement of medicines by relevant health service providers. Coupled with ever-increasing EU and national regulatory burdens on those wishing to develop and market products, this could prevent or delay marketing approval of our product candidate, restrict or regulate post-approval activities and affect our ability to commercialize any products for which we obtain marketing approval. In international markets, reimbursement and healthcare payment systems vary significantly by country, and many countries have instituted price ceilings on specific products and therapies. In April 2023, the European Commission proposed a legislative package to revise EU pharmaceutical legislation. This proposal, which comprises a directive and regulation, will have to go through the EU legislative process but, if passed, could change the periods applicable to data exclusivity in Europe, with the effect of potentially reducing the period of data exclusivity available to the Company in Europe.

Legislation changes may also affect the legal requirements under which we perform our technical, nonclinical and clinical development of our product candidates and the medical devices required to deliver such product candidates, and they may affect how the FDA, EMA and comparable foreign regulatory agencies review and approve new drug products, drug-device combination products or medical devices. For example, on April 5, 2017, the European Parliament passed the MDR, which repeals and replaces the EU Medical Devices Directive and the Active Implantable Medical Devices Directive. Unlike directives, which must be implemented into the national laws of the EEA member states, the regulations would be directly applicable, i.e., without the need for adoption of EEA member state laws implementing them, in all EEA member states and are intended to eliminate current differences in the regulation of medical devices among EEA member states. The MDR, among other things, is intended to establish a uniform, transparent, predictable and sustainable regulatory framework across the EEA for medical devices and ensure a high level of safety and health while supporting innovation.

The MDR became fully applicable on May 26, 2021, after a three-year transition period. This regulation, among other things:

•	strengthens the rules on placing medical devices on the market and reinforce surveillance once they are available;

•	establishes explicit provisions on manufacturers’ responsibilities for the follow-up of the quality, performance and safety of medical devices placed on the market;

•	improves the traceability of medical devices throughout the supply chain to the end-user or patient through a unique identification number;

•	sets up a central database to provide patients, healthcare professionals and the public with comprehensive information on products available in the EU; and

•	strengthens rules for the assessment of certain high-risk medical devices, such as implants, which may have to undergo an additional check by experts before they are placed on the market.

These modifications may have a significant effect on the way we can develop our product candidates and the medical devices required to deliver such product candidates, and may delay our development significantly.

On March 20, 2023, Regulation (EU) 2023/607 entered into force, which extended the transitional provisions of the MDR as follows:

•	2026 for class III custom made devices;

•	2027 for class III and class IIb implantable devices;

•	2028 for other class IIb, class IIa and class Is, Im devices; and

•	2028 for class I up classified devices.

The transitional provisions allow time for devices CE marked under the Directives to transition and become CE marked under the MDR.

In the UK, medical devices currently continue to be regulated by laws equivalent to the EU directives which preceded the MDR. The UK Government is planning to introduce new UK Medical Device Regulations, although these are unlikely to become law prior to 2025. In the meantime, manufacturers whose medical devices have a CE marking, which certifies their compliance with MDR, will be able to continue placing their devices in the market in Great Britain until June 30, 2028, or June 30, 2030, depending on device classification and applicable legislation. The new UK Medical Device Regulations, when enacted, are likely to impose an additional regulatory burden for any products we intend to market in Great Britain, whereas we expect that Northern Ireland will remain subject to the MDR.

In addition, the EU adopted the Clinical Trials Regulation, or Regulation 536/2014, or CTR, in April 2014, which became applicable on January 31, 2022. The CTR is directly applicable in all the EU member states, and repeals the Clinical Trials Directive. The CTR outlines a transitional timeline:

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

The CTR harmonizes the assessment and supervision processes for clinical trials throughout the EU via a Clinical Trials Information System, which will notably contain a centralized EU portal and database.

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

Disruptions at the FDA and other agencies may also slow the time necessary for new drugs to be reviewed or approved by necessary government agencies, which would adversely affect our business. For example, over the last several years, the U.S. federal government has shut down several times and certain regulatory agencies, such as the FDA have had to furlough critical employees and stop critical activities. If a prolonged government shutdown occurs, or if the FDA is otherwise hindered by inadequate funding, it could significantly impact the ability of the FDA to timely review and process our regulatory submissions, which could have a material adverse effect on our business. Further, in our operations as a public company, future government shutdowns or similar funding issues could impact our ability to access the public markets and obtain necessary capital in order to properly capitalize and continue our operations.

EU drug marketing and reimbursement regulations may materially affect our ability to market and receive coverage for our products in the EU member states.

We ultimately intend to seek approval to market our product candidates in both the United States and in selected foreign jurisdictions. If we obtain approval in one or more foreign jurisdictions for our product candidates, we will be subject to rules and regulations in those jurisdictions. In some foreign countries, particularly those in the EU, the pricing of drugs is subject to governmental control and other market regulations which could put pressure on the pricing and usage of our product candidates. In these countries, pricing negotiations with governmental authorities can take considerable time after obtaining marketing approval of a product candidate. In addition, market acceptance and sales of our product candidates will depend significantly on the availability of adequate coverage and reimbursement from third-party payors for our product candidates and may be affected by existing and future healthcare reform measures.

Much like the federal Anti-Kickback Statute prohibition in the United States, the provision of benefits or advantages to physicians to induce or encourage the prescription, recommendation, endorsement, purchase, supply, order or use of medicinal products is also prohibited in the EU. The provision of benefits or advantages to physicians is governed by the national anti-bribery laws of EU member states, and in respect of the UK (which is no longer a member of the EU), the UK Bribery Act of 2010. Infringement of these laws could result in substantial fines and imprisonment.

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

In addition, in most foreign countries, including those in the EU, the UK and the EEA, the proposed pricing for a drug must be approved before it may be lawfully marketed. The requirements governing drug pricing and reimbursement vary widely from country to country. For example, the EU provides options for its member states to restrict the range of medicinal products for which their national health insurance systems provide reimbursement and to control the prices of medicinal products for human use. Reference pricing used by various EU member states and parallel distribution, or arbitrage between low-priced and high-priced member states, can further reduce prices. A member state may approve a specific price for the medicinal product or it may instead adopt a system of direct or indirect controls on the profitability of the company placing the medicinal product on the market. In some countries, we may be required to conduct a clinical study or other studies that compare the cost effectiveness of any of our product candidates to other available therapies in order to obtain or maintain reimbursement or pricing approval. There can be no assurance that any country that has price controls or reimbursement limitations for biopharmaceutical products will allow favorable reimbursement and pricing arrangements for any of our products. Historically, products launched in the EU do not follow price structures of the United States and generally prices tend to be significantly lower. Publication of discounts by third-party payors or authorities may lead to further pressure on the prices or reimbursement levels within the country of publication and other countries. If pricing is set at unsatisfactory levels or if reimbursement of our products is unavailable or limited in scope or amount, our revenues from sales and the potential profitability of any of our product candidates in those countries would be negatively affected.

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

Risks Related to Intellectual Property

We rely on patents, applications for patents and other intellectual property rights to protect our GH001, GH002 and GH003 product candidates, the prosecution, enforcement, defense and maintenance of which may be challenging and costly. Failure to adequately prosecute, maintain, enforce or protect these rights could harm our ability to compete and impair our business.

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

We cannot be certain that patents will be issued or granted with respect to our or any of our future licensors’ pending and future patent applications, or that any of our or our future licensors’ issued or granted patents will not later be found to be invalid or unenforceable. The patent position of companies like ours is generally uncertain because it involves complex legal and factual considerations and has, in recent years, been the subject of much litigation. As a result, the issuance, scope, validity, enforceability and commercial value of our patent rights is highly uncertain. The standards applied by the European Patent Office, the United States Patent and Trademark Office, or USPTO, and foreign patent offices in granting patents are not always applied uniformly or predictably. For example, there is no uniform worldwide policy regarding patentable subject matter or the scope of claims allowable in pharmaceutical patents. Consequently, patents may not issue from our pending patent applications, and even if they do issue, such patents may not issue in a form that effectively prevents others from developing or commercializing competing therapies. As such, we do not know the degree of future protection that we will have on our proprietary therapies. This risk is further heightened with respect to our GH001, GH002 and GH003 product candidates given that mebufotenin (5-methoxy-N,N-dimethyltryptamine, or 5-MeO-DMT) is a known naturally occurring substance and therefore is not subject to patent protection.

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

Competitors or other third parties may infringe, misappropriate or otherwise violate our patents, the patents of our licensors or our other intellectual property rights. To protect our competitive position, we may from time to time need to resort to litigation in order to enforce or defend any patents or other intellectual property rights owned by or licensed to us, or to determine or challenge the scope or validity of patents or other intellectual property rights of third parties. Enforcement of intellectual property rights is difficult, unpredictable and expensive, and many of our or our licensors’ or collaboration partners’ adversaries in these proceedings may have the ability to dedicate substantially greater resources to prosecuting these legal actions and better sustain the costs of such actions than we or our licensors or collaboration partners can. Accordingly, despite our or our licensors’ or collaboration partners’ efforts, we or our licensors or collaboration partners may not prevent third parties from infringing upon, misappropriating or otherwise violating intellectual property rights we own or control, particularly in countries where the laws may not protect those rights as fully as in the UK, EU and the United States. We may also fail in enforcing our rights, in which case our competitors and other third parties may be permitted to use our therapies or other technologies without payment to us.

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

If we do not obtain protection under the Hatch-Waxman Act and similar foreign legislation for extending the term of patents covering each of our product candidates, our business may be materially harmed.

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

Depending upon the timing, duration and conditions of FDA marketing approval of GH001, GH002, GH003 and any of our future product candidates and medical devices to deliver such product candidates, one or more U.S. patents that we may own or license in the future may be eligible for a limited patent term extension under the Drug Price Competition and Patent Term Restoration Act of 1984, or the Hatch-Waxman Act. The Hatch-Waxman Act permits a patent term extension of up to five years beyond the normal expiration for a patent covering an approved product as compensation for effective patent term loss during product development and the FDA regulatory review process. The patent term extension cannot extend the remaining term of a patent beyond a total of 14 years from the date of product approval, is limited to the approved indication (or any additional indications approved during the period of extension) and only one patent per approved drug may be extended and only those claims covering the approved drug, a method for using it, or a method of manufacturing it may be extended. Patent term extension may also be available in certain foreign jurisdictions, including the EU, upon regulatory approval of any product candidates we develop. However, we may not receive an extension because of, for example, failing to exercise due diligence during the testing phase or regulatory review process, failing to apply within applicable deadlines, failing to apply prior to expiration of relevant patents or otherwise failing to satisfy applicable requirements. Moreover, the length of the extension could be less than we request. If we are unable to obtain patent term extension or the term of any such extension is less than we request, the period during which we can enforce our patent rights for that product will not be lengthened and third parties, including our competitors, may obtain approval to market competing therapies sooner than we expect. As a result, our revenue from applicable therapies could be materially reduced and our business, financial condition, results of operations, and prospects could be materially harmed.

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

For our GH001 inhaled product candidate, for all completed and ongoing clinical trials, we acquire the device used to create the inhaled aerosol from a third party. The device and our uses thereof may be covered by one or more patents issued to such third party or other third parties, or other intellectual property rights of such third party or other third parties. We do not currently have a commercial supply agreement with this third party, nor have we established license agreements with any alternative provider of a suitable device. In 2021, we initiated the development of a proprietary aerosol delivery device for GH001 for use in our pivotal clinical trial program and for commercial use. However, despite our efforts to proactively identify any such third-party rights, this proprietary device and our uses thereof may be covered by one or more patents issued to third parties, or other intellectual property rights of third parties. In the event that a third party successfully asserts its intellectual property rights against us, unless we obtain a license to such intellectual property rights, under which we would most likely be required to pay various types of fees, milestones, royalties or other amounts, and which may not be available on commercially reasonable terms or at all, we could be prevented from continuing to develop or commercialize our proprietary aerosol delivery device for GH001. Further, for GH002 and GH003 and any future delivery platforms that include the use of a device, we plan to either license or acquire the required delivery devices from third parties or work with a CDMO to develop such device and establish manufacturing capabilities for such device. However, we may not be able to in-license the relevant technology, acquire the required delivery device or develop a proprietary delivery device, and our competitive position may suffer if we are unable to obtain necessary commercial supply agreements, licenses, or development agreements with the third parties.

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

Additionally, the U.S. Supreme Court has ruled on several patent cases in recent years, either narrowing the scope of patent protection available in certain circumstances or weakening the rights of patent owners in certain situations. In addition to increasing uncertainty with regard to our ability to obtain patents in the future, this combination of events has created uncertainty with respect to the value of patents, once obtained. Depending on future actions by the U.S. Congress, the federal courts and the USPTO, or similar authorities in foreign jurisdictions, the laws and regulations governing patents could change in unpredictable ways that could weaken our ability to obtain new patents or to enforce patents that we might obtain in the future. In particular, Europe's new Unified Patent Court, or UPC, may give rise to uncertainties relating to our ability to enforce our existing patent applications and any patents that we might obtain in the future. This new court came into force on June 1, 2023, and while it is intended to bring significant benefits to patent holders, including greater efficiency and certainty to patent enforcement in the UPC signatory states, it also provides parties with a new means by which to centrally revoke European patents. As it is a new court with no established body of case law, the full scope of patent rights and remedies that will be afforded to patentees under the UPC will not become clear for a number of years. We will have the ability to opt our patents out of this system for the first seven years of its existence but doing so might preclude us from availing of the advantages this jurisdiction has to offer.

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

We have relied upon and plan to continue to rely upon third parties, such as laboratories, CROs, clinical data management organizations, medical institutions, clinical investigators and consultants, to organize, support or conduct our nonclinical studies and clinical trials and expect to rely on these third parties to conduct nonclinical studies and clinical trials of any other product candidate that we develop. Any of these third parties may terminate their engagements with us under certain circumstances. We may not be able to enter into alternative arrangements or do so on commercially reasonable terms. In addition, there is a natural transition period when a new CRO begins work. As a result, delays may occur, which could negatively impact our ability to meet our expected clinical development timelines and harm our business, financial condition and prospects. For example, in November 2023, we announced that the CRO that manages one of our clinical trial sites for our proof-of-concept clinical trials in patients with BDII and a current depressive episode (GH001-BD-202) and PPD (GH001-PPD-203) had informed us that the site would be closed for business reasons, resulting in a delay to such trials.

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

We rely on our CDMOs to purchase from third-party suppliers the materials necessary to produce our product candidates for our clinical trials. We do not have, nor do we expect to enter into, any agreements for the commercial production of these raw materials, and we do not expect to have any control over the process or timing of our CDMOs’ acquisition of raw materials needed to produce our product candidates. Furthermore, while we have initiated the development of a proprietary aerosol delivery device for GH001, we currently purchase the vaporization device with which we administer GH001 from a single third-party manufacturer, Storz & Bickel, Tuttlingen. We do not have a commercial supply agreement with such third-party manufacturer. Any significant delay in the supply of a product candidate, the raw material components thereof or any device necessary to administer our products for an ongoing clinical trial due to a manufacturer’s need to replace a third-party supplier of raw materials or medical devices could considerably delay completion of our clinical trials, product testing and potential regulatory approval of our product candidates. Additionally, if our future manufacturers or we are unable to purchase these raw materials to commercially produce any of our product candidates that gains regulatory approvals, or if we are unable to purchase or manufacture medical devices with which we administer any of our product candidates, the commercial launch of our product candidates would be delayed or there would be a shortage in supply, which would impair our ability to generate revenues from the sale of our product candidates.

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

As of December 31, 2023, we had forty-nine employees and a large part of our development efforts remains outsourced to consultants, CMOs and CROs, aiming to optimize cash utilization and to manage and operate our business in a highly efficient manner. We cannot ensure that we will be able to hire and/or retain adequate staffing levels to develop GH001, GH002 and GH003 or other potential product candidates, or to run our operations and/or to accomplish all of the objectives that we otherwise would seek to accomplish.

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

•	changes in regulations and customs, tariffs and trade barriers;

•	changes in currency exchange rates and currency controls;

•	changes in a specific country’s or region’s political or economic environment;

•	trade protection measures, import or export licensing requirements or other restrictive actions by governments;

•	negative consequences from changes in, including the interpretation of, tax laws;

•	compliance with tax, employment, immigration and labor laws for employees living or traveling abroad;

•	workforce uncertainty in countries where labor unrest is more common than in the United States and the EEA;

•	difficulties associated with staffing and managing international operations, including differing labor relations;

•
business interruptions resulting from geo-political actions, including war and terrorism, natural disasters including earthquakes, typhoons, floods and fires, or pandemics such as the COVID-19 pandemic, epidemics, outbreaks of an infectious disease or similar events; and

•	cyber-attacks, which are growing in frequency, sophistication and intensity, and are becoming increasingly difficult to detect.

If a pandemic, epidemic, outbreak of an infectious disease or similar event occurs in Ireland or worldwide our business may be adversely affected. Such an event could delay enrollment in our clinical trials due to prioritization of hospital resources toward the outbreak or other factors, and some patients may be unwilling to enroll in our trials or be unable to comply with clinical trial protocols if quarantines impede patient movement or interrupt healthcare services, which would delay our ability to conduct clinical trials or release clinical trial results and could delay our ability to obtain regulatory approval and commercialize our product candidates. Furthermore, such an outbreak could affect the operations of key governmental agencies, such as the FDA, EMA or other comparable foreign regulatory authorities, which could delay the development or approval process for any or all of our product candidates. The spread of a pandemic, epidemic, outbreak of an infectious disease or similar event may also result in the inability of our suppliers to deliver components or raw materials on a timely basis or at all. In addition, hospitals may reduce staffing and reduce or postpone certain treatments in response to an outbreak. Such events may result in a period of business disruption, and in reduced operations, or doctors and medical providers may be unwilling to participate in our clinical trials, any of which could materially affect our business, financial condition and results of operations. Finally, an ongoing outbreak of this nature may also cause the risks associated with our industry and business described herein and in our other public filings to become more significant. A significant pandemic, epidemic, outbreak of an infectious disease or similar event also could result in a widespread health crisis that could adversely affect the economies and financial markets worldwide, resulting in an economic downturn that could impact our business, financial condition and results of operations.

Moreover, at the end of 2021 and into 2023, tensions between both Europe and Russia and the United States and Russia escalated when Russia amassed large numbers of military ground forces and support personnel on the Ukraine-Russia border and, in February 2022, Russia invaded Ukraine. In response, the North Atlantic Treaty Organization, or NATO, deployed additional military forces to Eastern Europe, including to Lithuania, and the Biden administration announced certain sanctions against Russia. The invasion of Ukraine and the retaliatory measures that have been taken, or could be taken in the future, including the imposition of new and stricter sanctions, by the United States, NATO, the EU, the UK and other countries and organizations against officials, individuals, regions and industries in Russia or Ukraine have created global security concerns that could result in a regional conflict and otherwise have a lasting impact on regional and global economies, any or all of which could disrupt our supply chain, adversely affect our ability to conduct ongoing and future clinical trials of our product candidates, adversely affect our ability to commercialize our products (subject to regulatory approval) in any region impacted by these developments and adversely impact our ability to raise capital on favorable terms or at all. In addition, the ongoing military conflict between Israel and Hamas which has escalated since October 2023, has added to global security concerns, with similar potential impacts to the Company.

In August 2022, Nancy Pelosi, the Speaker of the U.S. House of Representatives, visited Taiwan despite comments in opposition of the visit from the PRC government. The PRC government subsequently conducted military exercises in the region and imposed a ban on certain exports and imports with Taiwan. A significant number of components in our proprietary aerosol delivery device for GH001 are manufactured in China and if the relationship between China and Taiwan continues to deteriorate, this could disrupt our supply chain, adversely affect our ability to conduct ongoing and future clinical trials of our product candidates, and/or adversely affect our ability to commercialize our products (subject to regulatory approval).

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

Risks Related to the Ownership of Our Ordinary Shares

The trading market for our ordinary shares is relatively illiquid, which may limit your ability to sell your shares.

Since our initial public offering, the trading market for our ordinary shares has been relatively illiquid. A public trading market having the desirable characteristics of depth, liquidity and orderliness depends upon the existence of willing buyers and sellers at any given time, such existence being dependent upon the individual decisions of buyers and sellers over which neither we nor any market maker has control. The failure of an active and liquid trading market to develop and continue would likely have a material adverse effect on the price of our ordinary shares. An inactive market may also impair our ability to raise capital to continue to fund operations through future equity issuances and may impair our ability to acquire other companies or technologies by using our shares as consideration in any such transactions.

The market price of our ordinary shares has historically been, and in the future may continue to be, volatile and may fluctuate due to factors beyond our control, and you could lose all or part of your investment.

The price of the securities of publicly traded emerging pharmaceutical and drug discovery and development companies has been highly volatile and is likely to remain highly volatile in the future. In the past, we have experienced such volatility in the price of our ordinary shares. The market price of our ordinary shares could be subject to wide fluctuations in response to many risk factors, some of which are beyond our control, including the following:

•	positive or negative results of testing and clinical trials by us, strategic partners or competitors;

•
a failure to lift, or significant delay in lifting, the clinical hold on the study we proposed in our IND for GH001, or other adverse developments related to regulatory approvals of our product candidates;

•	delays in entering into strategic relationships with respect to development or commercialization of our GH001, GH002 and GH003 product candidates or any future product candidates;

•	entry into strategic relationships on terms that are not deemed to be favorable to us;

•	technological innovations or commercial therapeutic introductions by competitors;

•	changes in government regulations and healthcare payment systems;

•	developments concerning proprietary rights, including patent and litigation matters;

•	public concern relating to the commercial value or safety of any of our GH001, GH002 and GH003 product candidates or any future product candidates;

•	negative publicity or public perception of the use of mebufotenin (5-methoxy-N,N-dimethyltryptamine, or 5-MeO-DMT) as a medical treatment;

•	financing or other corporate transactions, or the failure to obtain financing or enter into other corporate transactions;

•	publication of research reports or comments by securities or industry analysts;

•	the trading volume of our ordinary shares on the Nasdaq Global Market (referred to herein as Nasdaq);

•	sales of our ordinary shares by us, members of our senior management and directors or our shareholders or the anticipation that such sales may occur in the future;

•	general market conditions in the pharmaceutical industry or in the economy as a whole;

•	general economic, political, and market conditions and overall market volatility in the United States, the UK or the EU as a result of pandemics or similar events; and

•	other events and factors, many of which are beyond our control.

These and other market and industry factors may cause the market price and demand for our securities to fluctuate substantially, regardless of our actual operating performance, which may limit or prevent investors from readily selling their ordinary shares and may otherwise negatively affect the liquidity of our ordinary shares. In addition, pharmaceutical companies have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of these companies, including as a result of the COVID-19 pandemic.

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

As of December 31, 2023, our officers, directors, 5% holders and their affiliates represented beneficial ownership, in the aggregate, of approximately 89.6% of our total outstanding ordinary shares, including 28.5% held by Florian Schönharting, the Chairman of our Board of Directors. As a result, these parties may be able to determine all matters requiring shareholder approval. For example, these shareholders may be able to exert control over our business, including significant corporate actions such as mergers, schemes of arrangement, sales of substantially all of our assets, and election, re-election and removal of directors. This may prevent or discourage unsolicited acquisition proposals or offers for our ordinary shares, or other such changes in control, that you may feel are in your best interest. The interests of this group of shareholders may not always coincide with your interests or the interests of other shareholders and they may act in a manner that advances their best interests and not necessarily those who purchase ordinary shares in the future, including seeking a premium value for their ordinary shares, and might affect the prevailing market price for our ordinary shares.

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

Future sales of a substantial number of our ordinary shares, or the perception that such sales will occur, could cause a decline in the market price of our ordinary shares. As of December 31, 2023, we had 52,028,145 ordinary shares outstanding.

We have filed a registration statement on Form S-8 with the SEC covering ordinary shares available for future issuance under our equity incentive plans. While such registration statement remains effective, any ordinary shares issued under such plans will be eligible for sale in the public market, subject to compliance with Rule 144 of the Securities Act, if applicable. We entered into a registration rights agreement pursuant to which we granted demand, short form and piggyback registration rights to our existing shareholders. Sales of a large number of the ordinary shares issued under these plans or by existing shareholders pursuant to the registration rights agreement in the public market could have an adverse effect on the market price of our ordinary shares. These sales might also make it more difficult for us to issue or sell equity or equity-related securities in the future at a time and a price that we deem appropriate. If such ordinary shares are sold, or if it is perceived that they will be sold, in the public market, the trading price of our ordinary shares could decline substantially. For more information on our equity incentive plans and registration rights agreement, see “Item 6. Directors, Senior Management and Employees—B. Compensation—Equity Incentive Plans,” and Exhibit 4.1, respectively.

Shareholders could be diluted in the future if we increase our issued share capital because of the disapplication of statutory preemption rights. In addition, shareholders in certain jurisdictions, including the United States, may not be able to exercise their preemption rights even if those rights have not been disapplied.

As a matter of Irish law, holders of our ordinary shares will have a preemption right with respect to any issuance of our ordinary shares for cash consideration or the granting of rights to subscribe for our ordinary shares for cash consideration, unless such preemption right is disapplied, in whole or in part, either in our Constitution (a copy of which is incorporated by reference as an exhibit to this Annual Report) or by resolution of our shareholders at a general meeting of shareholders or otherwise. We have opted out of these preemption rights in the Constitution as permitted under Irish company law (for a period of five years from the date of adoption of our Constitution). Thus, our Board of Directors will be permitted to issue up to all of our authorized but unissued share capital on a non-preemptive basis for cash consideration at any stage during the period of five years after the date of adoption of the Constitution. In addition, even if the disapplication of preemption rights contained in the Constitution expires (and is not renewed by shareholders at a general meeting) or is terminated by our shareholders in a general meeting, due to laws and regulations in certain jurisdictions outside Ireland, shareholders in such jurisdictions may not be able to exercise their preemption rights unless we take action to register or otherwise qualify the rights offering under the laws of that jurisdiction. For example, in the United States, U.S. holders of our ordinary shares may not be able to exercise preemption rights unless a registration statement under the Securities Act is effective with respect to our ordinary shares issuable upon exercise of such rights or an exemption from the U.S. registration requirements is available. If shareholders in such jurisdictions are unable to exercise their preemption rights, their ownership interest would be diluted. Any future issuance of shares or debt instruments convertible into shares where preemption rights are not available or are excluded would result in the dilution of existing shareholders and reduce the earnings per share, which could have a material adverse effect on the price of shares.

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

We believe that we were a PFIC for our 2023 taxable year, and we anticipate that we will likely be a PFIC in 2024 and potentially also in future years, which could subject U.S. investors in our ordinary shares to significant adverse U.S. federal income tax consequences.

Under the Internal Revenue Code of 1986, as amended, or the Code, we will be a PFIC for any taxable year in which, after the application of certain look-through rules with respect to our subsidiaries, either (1) 75% or more of our gross income consists of “passive income” or (2) 50% or more of the average quarterly value of our assets consists of assets that produce, or are held for the production of, “passive income.” Passive income generally includes dividends, interest, certain non-active rents and royalties, and capital gains. Based on our current operations, income, assets and certain estimates and projections, including as to the relative values of our assets, including goodwill, which is based on the price of our ordinary shares, we believe that we were a PFIC for our 2023 taxable year due to interest income we recognized (which is passive income for purposes of the PFIC rules). Additionally, we expect to recognize interest income in 2024 and, therefore, we anticipate that we will likely be a PFIC in 2023 and may also be a PFIC in future taxable years. However, because our PFIC status is a factual annual determination that can be made only after the end of the relevant taxable year, our PFIC status for 2024 or any future taxable year is uncertain. Prospective investors should invest in our ordinary shares only if they are willing to bear the U.S. federal income tax consequences associated with an investment in a PFIC.

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

We are an “emerging growth company,” as defined in the JOBS Act, and we intend to continue to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies,” including not being required to comply with the auditor attestation requirements of Section 404(b) of the U.S. Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. We may take advantage of these reporting exemptions until we are no longer an emerging growth company. We will remain an emerging growth company until the earliest of (1) the last day of the fiscal year (i) in which we have total annual gross revenue of $1.235 billion; (ii) the end of the fiscal year following the fifth anniversary of the date of the completion of our initial public offering; or (iii) in which we are deemed to be a “large accelerated filer,” which requires the market value of our ordinary shares that is held by non-affiliates to exceed $700 million as of the prior June 30th, and (2) the date on which we have issued more than $1 billion in nonconvertible debt during the previous three-year period. Investors may find our ordinary shares less attractive because we may rely on these exemptions. If some investors find our ordinary shares less attractive as a result, there may be a less active trading market for our ordinary shares and the price of our ordinary shares may be more volatile.

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

As a foreign private issuer, we are exempt from the rules and regulations under the Exchange Act related to the furnishing and content of proxy statements. Our officers, directors and principal shareholders are also exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file reports and financial statements with the SEC as frequently or as promptly as U.S. domestic companies whose securities are registered under the Exchange Act and we are exempt from filing quarterly reports with the SEC under the Exchange Act. Moreover, we are not required to comply with Regulation FD, which restricts the selective disclosure of material information, although we have voluntarily formed a disclosure committee consisting of certain of our officers to monitor and review disclosures made by the Company. These exemptions and leniencies will reduce the frequency and scope of information and protections to which you may otherwise have been eligible in relation to a U.S. domestic issuer.

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

While we currently qualify as a foreign private issuer, the determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter and, accordingly, the next determination will be made with respect to us on June 30, 2024.

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

The operation of the Screening of Third Country Transactions Act 2023 of Ireland may affect the ability of certain parties to acquire our ordinary shares or to acquire certain of our assets

The Screening of Third Country Transactions Act 2023 of Ireland, or the FDI Act, introduces a foreign direct investment screening system in Ireland which is expected to come into effect in the second quarter of 2024. The FDI Act will require parties to certain acquisition and/or investment transactions involving (i) Irish companies and business undertakings in a range of sectors (including critical health infrastructure); and (ii) acquiring/investing parties established in countries outside of the EEA and Switzerland, or third countries, to provide notice of such transactions to the Irish Minister for Enterprise, Trade and Employment for prior approval. The Minister would then determine if the relevant transaction poses a risk to Ireland’s security or public order and may, where deemed appropriate, prevent the transaction from being consummated or otherwise impose conditions on the transaction. The Minister may also review transactions for which he/she has not received notice, if the Minister has reasonable grounds for believing that a given transaction poses a risk to Ireland’s security or public order, whether such transaction has been completed or not. The FDI Act will also result in increased information sharing and co-operation with other Member States of the EU in light of the EU Investment Screening Regulation (Regulation (EU) 2019/452). Accordingly, the application of the FDI Act may, if it applies to our activities, delay or restrict the ability of certain third parties outside of the EEA and Switzerland to acquire our ordinary shares or certain of our assets.

Risks Related to Our Controls Over Financial Reporting

Failure to maintain proper and effective internal control over financial reporting may hinder our ability to accurately report our financial results or prevent fraud. As a result, shareholders could lose confidence in our financial and other public reporting, which would harm our business and the trading price of our ordinary shares.

Ensuring that we have adequate internal financial and accounting controls and procedures in place so that we can produce accurate financial statements on a timely basis is a costly and time-consuming effort that needs to be re-evaluated frequently. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with generally accepted accounting principles. We are required pursuant to Section 404 of the Sarbanes-Oxley Act to maintain internal control over financial reporting and to assess and report on the effectiveness of those controls. This assessment includes disclosure of any material weaknesses identified by our management in our internal control over financial reporting. Our management concluded that our internal controls over financial reporting were, and continue to be, not effective, as of the year ended December 31, 2023, due to the existence of material weaknesses. For more information, see “Item 15. Controls and Procedures—B. Management’s Annual Report on Internal Control Over Financial Reporting.”

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

We have identified material weaknesses in our internal control over financial reporting in connection with the preparation and review of our financial statements for the years ended December 31, 2021, 2022 and 2023, and we may identify additional material weaknesses. If our remediation of these material weaknesses is not effective, or if we experience additional material weaknesses or otherwise fail to maintain an effective system of internal controls in the future, our ability to accurately or timely report our financial condition or results of operations may be adversely affected.

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

In connection with the preparation and review of our financial statements for the years ended December 31, 2021, 2022 and 2023, we have identified material weaknesses in our internal control over financial reporting. We determined that we lacked a sufficient number of trained professionals with an appropriate level of accounting knowledge, training and experience to:

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

If we are unsuccessful in building an appropriate accounting and financial reporting infrastructure, we may not be able to prepare and disclose, in a timely manner, our financial statements and other required disclosures, or comply with existing or new reporting requirements. Any failure to report our financial results on an accurate and timely basis could result in sanctions, lawsuits, delisting of our shares from Nasdaq or other adverse consequences that could materially harm our business. If we cannot provide reliable financial reports or prevent fraud, our business and results of operations could be harmed, and investors could lose confidence in our reported financial information. Any of the foregoing occurrences, should they come to pass, could negatively impact the public perception of our company, which could have a negative impact on our share price. In addition, we may be required to incur additional costs in improving our internal control system and the hiring of additional personnel.

ITEM 4.	INFORMATION ON THE COMPANY

A.	History and Development of the Company

GH Research PLC was incorporated as a public limited company under the laws of Ireland on March 29, 2021 to become a holding company for GH Research Ireland Limited. GH Research Ireland Limited was originally incorporated under the laws of Ireland on October 16, 2018 as GH Research Limited. GH Research Limited was re-registered as GH Research Ireland Limited on March 29, 2021. Our principal place of business is located at Joshua Dawson House, Dawson Street, Dublin 2, D02 RY95, Ireland, and our telephone number is + 353 1 437 8334. Our website address is www.ghres.com. We do not incorporate the information on or accessible through our website into this Annual Report, and you should not consider any information on, or that can be accessed through, our website as part of this Annual Report. We are required to file reports and other information with the U.S. Securities and Exchange Commission, or the SEC, including annual reports on Form 20-F and reports on Form 6-K. The SEC maintains an Internet site at www.sec.gov that contains reports, proxy and information statements and other information we have filed electronically with the SEC.

Our principal expenditures since January 1, 2021 have been our research and development expenses, as more fully described elsewhere in this Annual Report.

Pursuant to the terms of a share for share exchange agreement dated May 27, 2021, all shareholders of GH Research Ireland Limited exchanged each of the shares held by them for ordinary shares of GH Research PLC of the same share classes with the same shareholder rights as the shares held by them in GH Research Ireland Limited and, as a result, GH Research Ireland Limited became a wholly-owned subsidiary of GH Research PLC (referred to herein as the Corporate Reorganization).

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

Our portfolio currently includes GH001, our proprietary inhalable mebufotenin product candidate, GH002, our proprietary intravenous mebufotenin product candidate, and GH003, our proprietary intranasal mebufotenin product candidate. While GH001 is currently delivered via a vaporization device produced by a third party, we are developing a proprietary aerosol delivery device. We have completed two Phase 1 healthy volunteer clinical trials for GH001 (GH001-HV-101 and GH001-HV-103), in which administration of GH001 via inhalation was observed to be well tolerated at the investigated single dose levels and in an IDR, with intra-subject dose escalation within a single day. We have also completed a Phase 1/2 clinical trial in patients with TRD (GH001-TRD-102). Based on observed clinical activity in the Phase 1 part of the clinical trial, we believe that administration of a single dose of GH001 has the potential to induce ultra-rapid remissions as measured by the Montgomery–Åsberg Depression Rating Scale, or MADRS, in certain patients, driven by the ultra-rapid onset of psychoactive effects (commonly within seconds) and an intense and short-lived (commonly five to 30 minutes) psychoactive experience. Based on observed clinical activity in the Phase 2 part of the trial, we believe that administration of GH001 in an IDR with intra-subject dose escalation within a single day can further increase the MADRS remission rate as compared to a single dose of GH001.

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

Our goal is to develop and successfully commercialize novel and proprietary mebufotenin therapies for patients with TRD that are highly effective, rapidly acting, well tolerated and conveniently administered. We believe that various distinguishing features of our mebufotenin product candidates, including our lead product candidate GH001, will allow us to achieve those goals.

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

With our lead product candidate GH001, we have completed two Phase 1 clinical trials in healthy volunteers (GH001-HV-101 and GH001-HV-103) and a Phase 1/2 trial in TRD (GH001-TRD-102). We are currently recruiting a multi-center, randomized, double-blind, placebo-controlled Phase 2b trial (GH001-TRD-201) in TRD. We expect to recruit approximately 80 patients for this trial across approximately 20 sites in seven European countries. The primary objective is to determine the efficacy of our single-day IDR of GH001 compared with placebo in improving depressive symptoms as assessed by the mean change from baseline in MADRS at the end of the 7-day double-blind phase. The double-blind phase is followed by a 6-month open-label extension phase where all patients can receive treatment with the GH001 IDR as-needed, based on the patient’s clinical status. We expect completion of the double-blind phase of this trial in the third quarter of 2024, with availability of top-line data from that phase expected in the third or the fourth quarter of 2024. We are also currently recruiting Phase 2a proof-of-concept clinical trials of GH001 for the treatment of patients with BDII and a current depressive episode (GH001-BD-202) and for the treatment of patients with PPD (GH001-PPD-203). As announced in November 2023, both trials have been recruiting slower than previously projected, in part due to the closure, for business reasons, of one of the two sites activated in each trial. Subsequently, we have implemented measures to support recruitment of both trials, including the addition of further clinical trial sites. Based on the effect of these measures, we now expect completion of the PPD trial (GH001-PPD-203) and availability of top-line data in the third quarter of 2024. In the BDII and a current depressive episode trial (GH001-BD-202), we need to further assess the impact of these measures on recruitment before we can provide an updated timeline. We currently purchase the vaporization device with which we administer GH001 from a third-party manufacturer, and are using this device in our Phase 2b trial in TRD (GH001-TRD-201) and in our Phase 2a trials in BDII and a current depressive episode (GH001-BD-202) and PPD (GH001-PPD-203), which are all performed in Europe. In 2021, we, with a contract development and manufacturing organization, or CDMO, initiated the development of a proprietary aerosol delivery device for GH001 for use in our pivotal clinical trial program and for commercial use. Based on our development progress, we submitted an investigational new drug application, or IND, for GH001, delivered with this proprietary device, to the U.S. Food and Drug Administration, or FDA, in August of 2023. The IND-opening study was expected to be a Phase 1 clinical pharmacology trial in healthy volunteers (GH001-HV-106), designed to support bridging to the clinical data generated with the third-party device we currently use in our clinical trials. In September 2023, at the end of the 30-day statutory IND review period, the FDA advised us that it had placed our IND on clinical hold, and in October 2023, with a formal clinical hold letter, the FDA requested that we provide (i) an inhalation toxicology study in a non-rodent species and an additional inhalation toxicology study in rats, related to respiratory tract histology findings from a previously completed inhalation toxicology study in rats, (ii) additional device design verification information and (iii) updates to our investigator brochure. We are working to respond to the FDA’s requests, including by having initiated the requested nonclinical studies. Further, we have requested a meeting with the FDA to discuss certain aspects of the FDA’s feedback in the clinical hold letter. We intend to provide an update regarding the IND response submission in the second quarter of 2024. In parallel, to mitigate a potential delay to the GH001 program, we are also progressing preparations to potentially conduct the Phase 1 healthy volunteer clinical pharmacology trial (GH001-HV-106) in Europe.

GH002 is our second mebufotenin product candidate, formulated for administration via a proprietary intravenous injection approach. We have recently completed a randomized, double-blind, placebo-controlled, dose-ranging clinical pharmacology trial of GH002 in healthy volunteers (GH002-HV-105).

GH003 is our third mebufotenin product candidate, formulated for administration via a proprietary intranasal administration approach. GH003 is currently in preclinical development.

We anticipate developing GH002 and GH003 within our focus area of psychiatric and neurological disorders.

Our Strategy

Our mission is to develop novel proprietary mebufotenin (5-methoxy-N,N-dimethyltryptamine, or 5-MeO-DMT) therapies to induce ultra-rapid and durable remissions in patients with psychiatric and neurological disorders. In order to achieve this mission, key elements of our strategy include:

•	advancing GH001, our inhalable mebufotenin product candidate, for the treatment of TRD through clinical development, regulatory approval and commercialization, if approved;

•	investigating GH001 in proof-of-concept trials in BDII and a current depressive episode and PPD;

•	evaluating additional opportunities for GH001 in psychiatric disorders beyond TRD, BDII and PPD and in neurological disorders;

•	advancing GH002, our intravenous mebufotenin product candidate through clinical development;

•	advancing GH003, our intranasal mebufotenin product candidate, into clinical development;

•	investigating additional delivery systems and additional routes of administration for mebufotenin;

•	expanding our intellectual property portfolio around mebufotenin; and

•	maximizing the value of our product portfolio by building internal commercialization infrastructure and entering selective partnerships.

Our Market Opportunity

We are developing our mebufotenin (5-methoxy-N,N-dimethyltryptamine, or 5-MeO-DMT) product candidates for the treatment of a range of psychiatric and neurological disorders, with an initial focus on TRD, where there is a large unmet medical need. Our goal is to develop and successfully commercialize new therapies that are rapidly acting, highly effective, well tolerated and conveniently administered.

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

(STAR*D study, Remission Rate Over Time, Treatment Step 1 = Citalopram)

Cumulative Remission Rate (% Patients)
100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
Average time to
remission is ~6 weeks
0
2
4
6
8
10
12
14
Week

Adapted from Trivedi et al., Am J Psychiatry 2006 and Rush et al., Am J Psychiatry 2006
TRD, Treatment-Resistant Depression

(STAR*D study, Remission Rates Treatment Steps 1 to 4)

~33% no remission
despite 4 treatment steps
Remission Rates (%) (bar)
Cumulative Remission Rate (%) (line)
100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
37%
56%
62%
67%
31%
14%
13%
1
2
3
4
Treatment Step
2 or more prior therapies = TRD

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

Large and Open Depression Market in the EU and US

First Line MDD

- Diagnosed: ~**48M**
  - Treated (pharmacotherapy ± psychotherapy): ~**24M**

Second Line MDD

- Non-response to first line: ~**13M**

Treatment-Resistant Depression (TRD)

- Non-response to two prior lines: **~9M**

Patients cycle through ineffective therapies for TRD

*Company estimates based on: https://www.nimh.nih.gov/health/statistics/major-depression.shtml; Wittchen et al., The size and burden of mental disorders and other disorders of the brain in Europe 2010, European Neuropsychopharmacology (2011); Rush et al., Acute and Longer-Term Outcomes in Depressed Outpatients Requiring One or Several Treatment Steps: A STAR*D Report, Am J Psychiatry 2006*
MDD, Major Depressive Disorder

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

Ketamine is an N-methyl-D-aspartate, or NMDA, receptor antagonist that has been used for several decades for sedation, anesthesia and chronic pain and is being used as an off-label treatment for TRD. The S-enantiomer of ketamine, esketamine, is administered via a nasal spray and was approved by the FDA in 2019 for the treatment of TRD. While ketamine and esketamine treatments typically require frequent administration (for example, in the case of esketamine, a twice-weekly administration, followed by weekly administration, each in a controlled environment under medical supervision), and while such administration is costly for payors and relatively burdensome for patients, recent improvements in patient access and the large unmet need have now supported broader clinical adoption.

Dextromethorphan, another NMDA receptor antagonist, which is also a sigma-1 receptor agonist, in combination with bupropion, an aminoketone and CYP450 2D6 inhibitor, administered as oral tablet, was approved by the FDA in 2022 for the treatment of MDD.

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

Further, as in MDD, the efficacy of SSRIs is limited by a slow onset of response and a low remission rate, and significant side effects can occur. There are only two pharmacological therapies which are FDA-approved specifically for PPD, brexanolone, which requires a 60-hour infusion with in-patient admission and continuous monitoring by a healthcare provider, and zuranolone, which carries a warning regarding potential driving impairments due to central nervous system (CNS) depressant effects.

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

We are currently recruiting a multi-center, randomized, double-blind, placebo-controlled Phase 2b trial (GH001-TRD-201) in TRD. We expect completion of the double-blind phase of this trial in the third quarter of 2024, with availability of top-line data from that phase expected in the third or the fourth quarter of 2024. We are also currently recruiting Phase 2a proof-of-concept clinical trials of GH001 for the treatment of patients with BDII and a current depressive episode (GH001-BD-202) and for the treatment of patients with PPD (GH001-PPD-203). As announced in November 2023, both trials have been recruiting slower than previously projected, in part due to the closure, for business reasons, of one of the two sites activated in each trial. Subsequently, we have implemented measures to support recruitment of both trials, including the addition of further clinical trial sites. Based on the effect of these measures, we now expect completion of the PPD trial (GH001-PPD-203) and availability of top-line data in the third quarter of 2024. In the BDII and a current depressive episode trial (GH001-BD-202) we need to further assess the impact of these measures on recruitment before we can provide an updated timeline. We currently purchase the vaporization device with which we administer GH001 from a third-party manufacturer, and are using this device in our Phase 2b trial in TRD (GH001-TRD-201) and in our Phase 2a trials in BDII and a current depressive episode (GH001-BD-202) and PPD (GH001-PPD-203), which are all performed in Europe. In 2021, we, with a CDMO, initiated the development of a proprietary aerosol delivery device for GH001 for use in our pivotal clinical trial program and for commercial use. Based on our development progress, we submitted an IND for GH001, delivered with this proprietary device, in August of 2023. The IND-opening study was expected to be a Phase 1 clinical pharmacology trial in healthy volunteers (GH001-HV-106), designed to support bridging to the clinical data generated with the third-party device we currently use in our clinical trials. In September 2023, at the end of the 30-day statutory IND review period, the FDA advised us that it had placed our IND on clinical hold, and in October 2023, with a formal clinical hold letter, the FDA requested that we provide (i) an inhalation toxicology study in a non-rodent species and an additional inhalation toxicology study in rats, related to respiratory tract histology findings from a previously completed inhalation toxicology study in rats, (ii) additional device design verification information and (iii) updates to our investigator brochure. We are working to respond to the FDA’s requests, and have initiated the requested nonclinical studies. Further, we have requested a meeting with the FDA to discuss certain aspects of the FDA’s feedback in the clinical hold letter. We intend to provide an update regarding the IND response submission in the second quarter of 2024. In parallel, to mitigate a potential delay to the GH001 program, we are also progressing preparations to potentially conduct the Phase 1 healthy volunteer clinical pharmacology trial (GH001-HV-106) in Europe.

With GH002, our second mebufotenin product candidate, formulated for administration via a proprietary intravenous injection approach, we have recently completed a double-blind, placebo-controlled, randomized, dose-ranging clinical pharmacology trial in healthy volunteers (GH002-HV-105). In this trial, GH002 was observed to be well-tolerated with no severe or serious adverse events. The pharmacodynamic effects (PD), as assessed by psychoactive effect intensity, had ultra-rapid onset and short duration, and the pharmacokinetic (PK) profile correlated with the ultra-rapid profile of the psychoactive effect, or PsE.

GH003 is our third mebufotenin product candidate, formulated for administration via a proprietary intranasal administration approach. GH003 is currently in preclinical development.

We anticipate developing GH002 and GH003 within our focus area of psychiatric and neurological disorders.

 Our Mebufotenin Product Candidates

Inhalable Mebufotenin Product Candidate – GH001

Summary

Our lead mebufotenin (5-methoxy-N,N-dimethyltryptamine, or 5-MeO-DMT) product candidate, GH001, is formulated for administration via a proprietary inhalation approach. For GH001, we use synthetically developed, pharmaceutical grade mebufotenin free base, manufactured in accordance with current Good Manufacturing Practices, or cGMP, standards. We are currently investigating administration of GH001 as a single-dose induction regimen and in an IDR, where up to three escalating doses of GH001 are administered via inhalation on a single day. We have completed two Phase 1 healthy volunteer clinical trials for GH001 (GH001-HV-101 and GH001-HV-103), in which administration of GH001 via inhalation was observed to be well tolerated at the investigated single dose levels and in the IDR. We have also completed an open-label, single-arm Phase 1/2 trial in patients with TRD (GH001-TRD-102). In the completed Phase 1 part, no SAEs were observed and all ADRs were mild and resolved spontaneously. Based on clinical activity that we observed, we also believe that administration of a single dose of GH001 has the potential to induce ultra-rapid MADRS remissions in certain patients. Based on the observed clinical activity in the Phase 2 part of the trial, we believe that our IDR with intra-subject dose escalation within a single day can further increase the MADRS remission rate as compared to a single dose of GH001. As a next trial of GH001 in TRD, we are currently recruiting a multi-center, randomized, double-blind, placebo-controlled Phase 2b trial (GH001-TRD-201). We are also currently recruiting Phase 2a proof-of-concept trials with GH001 in BDII and a current depressive episode (GH001-BD-202) and in PPD (GH001-PPD-203).

Advantages of GH001

TRD is our lead indication for the development of GH001. We believe that GH001, if approved, may provide significant benefits for the treatment of patients with TRD. We aim to achieve the following goals:

•	maximization of ultra-rapid and durable remissions;

•	single visit initial treatment, without additional mandated visits for psychotherapy or psychological support; and

•	convenient and infrequent re-treatment.

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

•
Individualized Dosing Regimen: We believe that there is no clinically relevant tolerance development to mebufotenin when the drug is re-administered within a short interval, e.g., 1 hour, and therefore no diminished psychoactive effects. Together with the ultra-rapid onset and short duration of psychoactive effects, this aspect allows re-administration of GH001 in an IDR where GH001 can be administered several times within one day, e.g., up to three times within up to 2 hours. We are currently investigating whether this IDR can lead to a high rate of PEs and high rate of ultra-rapid remissions in patients with TRD, while at the same time avoiding unnecessarily high doses. We believe that treatment optimization within the same day is important, not only because of the direct patient benefit, but also because patients with insufficient response can be identified early, without the need for lengthy trial-and-error approaches, during which time the patient is often exposed to potential side effects of ineffective treatments.

•
Treatment Regimen: We believe that the ultra-rapid onset and short duration of psychoactive effects may confer a significant convenience and feasibility advantage compared to other serotonergic psychoactive agents studied for the treatment of mental disorders, where the initial psychoactive effects have a slower onset and can last for several hours. We further believe that those features and the type of psychoactive effects induced by GH001 allow for dosing without the need for lengthy and complex patient preparation prior to treatment, with only limited required support from a healthcare provider during the experience and without the need for frequent psychological integration work after the experience. This avoidance of structured psychotherapy or mandated psychological support reduces training requirements for healthcare providers and creates a convenient and efficient potential therapeutic paradigm overall.

Based on these features, we believe that GH001 has the potential to provide an attractive alternative to currently available therapies and other therapies in development for the treatment of TRD.

Completed Clinical Trials with GH001

Phase 1: Clinical Trial of GH001 in Healthy Volunteers (GH001-HV-101, NCT04640831)

We have completed a Phase 1 clinical trial of GH001, our inhalable mebufotenin (5-methoxy-N,N-dimethyltryptamine, or 5-MeO-DMT) product candidate, in the Netherlands in healthy volunteers.

Trial Design

The trial was designed in two parts, as depicted below: Part A was an open-label, single-arm, single-dose trial with four dose levels (2 mg, 6 mg, 12 mg, 18 mg) of GH001 being investigated and Part B was an open-label, single-arm, intra-subject dose escalation trial, where an IDR was administered on a single day with up to three increasing doses of GH001 (6 mg as the first dose, 12 mg as the second dose and 18 mg as the third dose). The second and third doses were only administered in the event that the subject did not achieve a PE at the previously administered dose, as assessed by our proprietary PE scale. GH001 was administered at a single visit without additional mandated visits for psychotherapy or psychological support before or after dosing.

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

Design of Phase 1 Trial of GH001 in Healthy Volunteers (GH001-HV-101)

Part A (Single Dose)
HV (n=18)
GH001 2 mg (n=4)
GH001 6 mg (n=6)
GH001 12 mg (n=4)
GH001 18 mg (n=4)
Primary Endpoint:
• Safety until day 7
• Peak Experience Scale (PE Scale)1
Part B (IDR)
HV (n=4)
GH001 IDR
6, 12, 18 mg to achieve PE
(up to 3 doses,
3h interval)
Primary Endpoint:
• Safety until day 7
• Peak Experience Scale (PE Scale)1
Day 0
GH001 inhaled
Day 1
Day 7
Key Assessments
Safety
PE Scale
Cognitive function
Safety
Safety
Cognitive function

HV, Healthy Volunteer; PE, Peak Experience; IDR, Individualized Dosing Regimen

[1]The PE Scale averages answers scored by the subject by marking a visual analogue scale between 0 and 100 for the following three questions:
1. How intense was the experience; 2. To what extent did you lose control; 3. How profound (i.e., deep and significant) was the experience?

Baseline Characteristics

18 participants (2 mg (n=4), 6 mg (n=6), 12 mg (n=4), 18 mg (n=4)) were recruited into Part A, and four participants were recruited in Part B. The median age in Part A was 27 years and in Part B was 30 years.

Results

All participants completed all planned visits. No SAEs were reported. 12 of 18 subjects (66.67%) in Part A and 3 of 4 subjects (75%) in Part B experienced at least one ADR. All ADRs were mild, except an ADR of “heart rate increased” at the 12 mg dose level in Part A and an ADR of “fatigue” in one subject in Part B (after having received the 6 mg and 12 mg dose), which were moderate in intensity. All ADRs resolved spontaneously. In Part A, the ADRs reported were: nausea (4 participants), headache (3 participants), anxiety (2 participants), clumsiness, feeling hot, vision blurred, heart rate increased, hyperacusis, mental fatigue, flashback, hallucination, abnormal dreams, insomnia, fatigue, euphoric mood and confusional state (each in 1 participant). In Part B, the ADRs reported were: nausea (2 participants), fatigue, head discomfort and headache (each in 1 participant). No clinically relevant changes were observed in the safety laboratory analyses, psychiatric symptom scales or any of the measures of cognitive function. With the exception of a temporary, non-clinically relevant increase in heart rate and blood pressure shortly after administration of GH001, no noteworthy changes in vital parameters occurred. The SSG observed no unexpected, no severe and no lasting adverse effects for all single doses from 2 mg to 18 mg in Part A and the dose escalation from 6 mg to 12 mg, and then up to 18 mg in Part B.

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

Phase 1/2: Clinical Trial of GH001 in Patients with TRD (GH001-TRD-102, NCT04698603)

We have completed a Phase 1/2 clinical trial of GH001 in patients with TRD in the Netherlands, who in their current depressive episode have failed at least two adequate courses of pharmacological therapy or one adequate course of pharmacological therapy and at least one adequate course of evidence-based psychotherapy, as assessed by the Antidepressant Treatment History Form – Short Form, or ATHF-SF.

Trial Design

The trial was designed in two parts, as depicted below: a Part A (n=8), which was an open-label, single-arm, single-dose Phase 1 trial with two dose levels (12 mg, 18 mg) of GH001 being investigated and a Part B (n=8), which was an open-label, single-arm Phase 2 trial applying our IDR with intra-patient dose escalation with GH001. In Part B, patients received at least one and up to three doses of GH001 in a single day; the three dose steps applied were 6 mg, 12 mg and 18 mg. The administration of a higher dose level was guided by an evaluation of whether the patient achieved a PE at the previously administered dose. Patients of 18 to 64 years of age (inclusive) were enrolled in the trial. GH001 was administered at a single visit without additional mandated visits for psychotherapy or psychological support before or after dosing.

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

Design of Phase 1/2 Trial of GH001 in TRD (GH001-TRD-102)

Phase 1 (Single Dose)

TRD[1] (n=8)

- GH001 **12 mg** (n=4)
- GH001 **18 mg** (n=4)

Primary Endpoint:
- Safety until day 7

Phase 2 (IDR)

TRD[1] (n=8)

GH001 IDR
6, 12, 18 mg to achieve PE
(up to 3 doses,
3h interval)

Primary Endpoint:
- MADRS remission day 7 (MADRS≤10)

	Day 0 GH001 inhaled	Day 1	Day 7
Key Assessments	MADRS H2 PE Scale Safety	MADRS D1 Cognitive function Safety	MADRS D7 Cognitive function Safety

TRD, Treatment-Resistant Depression; PE, Peak Experience; MADRS, Montgomery-Åsberg Depression Rating Scale; IDR, Individualized Dosing Regimen; H, Hour; D, Day

[1]Defined as inadequate response to at least two adequate courses of pharmacological therapy or one adequate course of pharmacological therapy and at least one adequate course of evidence-based psychotherapy

Baseline Characteristics for Patients in Phase 1 Part A

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

Phase 1: Clinical Pharmacology Trial of GH001 in Healthy Volunteers (GH001-HV-103, NCT05163691)

We have completed a Phase 1 clinical pharmacology trial of GH001 in healthy volunteers that was conducted in the Netherlands.

Trial Design

The trial was designed in two parts: a single-dose part, in a double-blind, placebo-controlled, randomized, parallel-group design with single, inhaled doses of GH001 or placebo in 3 dose groups (6 mg, 12 mg 18 mg) of 10 subjects, whereby 8 subjects per dose group received GH001 and 2 subjects per dose group received a placebo; and a multiple-dose part, in an open-label, non-randomized design, where our IDR was administered on a single day with up to three increasing doses of GH001 (6 mg as the first dose, 12 mg as the second dose and 18 mg as the third dose), where the second and third doses were only administered in the event that the subject did not achieve a PE at the previously administered dose, as assessed by our proprietary PE scale, and where two different scheduled dose intervals (1 hour, 2 hours) were tested in 8 subjects each. GH001 was administered at a single visit without additional mandated visits for psychotherapy or psychological support before or after dosing.

Single-Dose Part

HV (n=30)
- GH001 **6 mg** (n=8+2 placebo)
- GH001 **12 mg** (n=8+2 placebo)
- GH001 **18 mg** (n=8+2 placebo)

IDR Part

HV (n=16)
- GH001 IDR **6, 12, 18 mg** to achieve PE (up to 3 doses, **1h interval**, n=8)
- GH001 IDR **6, 12, 18 mg** to achieve PE (up to 3 doses, **2h interval**, n=8)

Primary Endpoint:
- Pharmacokinetic profile of mebufotenin (5-MeO-DMT) and bufotenin

	Day 0 GH001 inhaled	Day 7	Day 30
Key Assessments	Safety Pharmacokinetics PE Scale Cognitive function	Safety Cognitive function	Safety

HV, Healthy Volunteer; PE, Peak Experience; IDR, Individualized Dosing Regimen

6

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

Results

All participants completed all planned visits. No SAEs were reported. 11 of 24 subjects (45.8%) who received GH001 in the single-dose part and 0 of 6 subjects (0%) who received placebo in the single-dose part experienced at least one ADR. In the multiple-dose part, 7 of 16 subjects (43.8%) who received GH001 experienced at least one ADR. All ADRs were mild. All ADRs resolved spontaneously. In the single-dose part, the ADRs reported were: headache (four participants), tachycardia, crying (each in two participants), chest discomfort, dizziness, dry mouth, dyskinesia, fatigue, hypoesthesia oral, retching, somnolence and tremor (each in one participant). In the multiple-dose part, the ADRs reported were: fatigue (three participants), headache, crying (each in two participants), abnormal dreams, paresthesia oral and tension (each in one participant). With the exception of a temporary, non-clinically relevant increase in heart rate and blood pressure shortly after administration of GH001, no noteworthy changes in vital parameters occurred. Similarly, no clinically relevant changes were observed for peak expiratory flow rate after administration nor in the safety laboratory analyses, electrocardiogram, or ECG, and psychiatric symptom scales, including the C-SSRS.

Results from pharmacokinetic analyses from the single dose part and the multiple-dose part were aligned with the ultra-rapid onset and short duration of observed psychoactive effects. Results of cognitive function tests as well as psychoactive effect assessments based on our proprietary PE scale were aligned with results of previous trials.

Conclusions

Administration of GH001 via inhalation was observed to be well tolerated at the investigated single dose levels and in the IDR with intra-subject dose escalation with two scheduled dosing intervals (one hour, two hours) within a single day, with thirty days follow-up. The full results of the trial support that an interval down to one hour between individual doses of the IDR is feasible for use in future clinical trials.

Initiated Clinical Trials with GH001

Phase 2b: Randomized, Double-Blind, Placebo-Controlled Clinical Trial with an Open-Label Extension of GH001 in Patients with TRD (GH001-TRD-201, NCT05800860)

We are currently recruiting in Europe a multi-center, randomized, double-blind, placebo-controlled Phase 2b clinical trial of GH001 in patients with TRD, who in their current depressive episode have failed at least two adequate courses of pharmacological therapy, as assessed using the Massachusetts General Hospital Antidepressant Treatment Response Questionnaire, or MGH‑ATRQ.

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

Patients of 18 to 64 years of age (inclusive) may be enrolled in the trial. GH001 will be administered without additional mandated visits for psychotherapy or psychological support before or after dosing.

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

We expect completion of the double-blind phase of this trial in the third quarter of 2024, with availability of top-line data from that phase expected in the third or the fourth quarter of 2024.

Double-Blind Phase
Open-label Extension Phase (OLE)
GH001 IDR
n=80
Randomization 1:1
Placebo IDR
Up to 5 GH001 IDRs
may be administered during the OLE pro re nata (PRN),
based on specific re-treatment criteria
PRN
D0 D1 D7
B H2
MADRS
Scheduled Visit D0
B H2
D1
D7
Primary Endpoint
ΔMADRS
(per FDA guidance for rapid-acting antidepressants*)
D14
M1
M2
M3
M4
M5
M6
During the OLE, additional clinic visits can be
scheduled if required for medical reasons

*The bold solid lines indicate the fixed duration of 7 days (± 1 day) after an IDR with visits on D0, D1 and D7. The bold dotted line indicates the variable duration until a potential GH001 IDR in the OLE. The GH001 IDR consists of up to 3 increasing doses (6, 12, 18 mg) and the Placebo IDR consists of up to three placebo doses, to achieve a peak experience, given at a 1H interval. As in previously completed trials, the GH001-TRD-201 trial will be conducted under the supervision of a healthcare provider, but without any planned psychotherapeutic interventions before, during, or after dosing. IDR, Individualized Dosing Regimen; PRN, pro re nata (as needed); B, Baseline; H, Hour; D, Day; M, Month. *FDA draft guidance for industry "Major Depressive Disorder: Developing Drugs for Treatment"*

7

Phase 2a: Clinical Trial with GH001 in Patients with Bipolar II Disorder and a Current Major Depressive Episode (GH001-BD-202, NCT05839509)

We are currently recruiting a Phase 2a clinical trial in Europe with GH001 in patients with BDII and a current depressive episode.

Trial Design

The trial is designed as an open-label, non-randomized, single arm trial, where our IDR will be administered on a single day with up to 3 increasing doses of GH001 (6 mg, 12 mg, 18 mg), where the second and third doses will only be administered in the event that the subject did not achieve a PE at the previously administered dose, as assessed by our proprietary PE scale. GH001 will be administered without additional mandated visits for psychotherapy or psychological support before or after dosing. The study is expected to enroll 15 patients.

The primary endpoint is to assess the effects on the severity of depression, as assessed by the mean change in MADRS from baseline to day seven after dosing.

Phase 2a: Clinical Trial with GH001 in Female Patients with Postpartum Depression (GH001-PPD-203, NCT05804708)

We are also currently recruiting a Phase 2a clinical trial in Europe with GH001 in female patients with postpartum depression.

Trial Design

The trial is designed as an open-label, non-randomized, single arm trial, where our IDR will be administered on a single day with up to 3 increasing doses of GH001 (6 mg, 12 mg, 18 mg), where the second and third doses will only be administered in the event that the subject did not achieve a PE at the previously administered dose, as assessed by our proprietary PE scale. GH001 will be administered without additional mandated visits for psychotherapy or psychological support before or after dosing. The study is expected to enroll 15 patients.

The primary endpoint is to assess the effects on the severity of depression, as assessed by the mean change in MADRS from baseline to day seven after dosing. We expect completion of this trial and availability of top-line data in the third quarter of 2024.

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

However, based on progress in the development of our proprietary aerosol delivery device for GH001, we announced in the first quarter of 2023 that we instead planned to submit an IND for GH001, delivered with this proprietary aerosol delivery device, to the FDA, in the third quarter of 2023. The IND-opening study was expected to be a Phase 1 clinical pharmacology trial in healthy volunteers (GH001-HV-106), designed to support bridging to the clinical data generated with the third-party device we currently use in our clinical trials. In May 2023 we held a type C meeting with the FDA in order to further discuss this planned submission. Subsequently, in August 2023, we submitted the IND. As previously announced, in September 2023, at the end of the 30-day statutory IND review period, the FDA advised us that it had placed our IND on clinical hold, and in October 2023, with a formal clinical hold letter, the FDA requested that we provide (i) an inhalation toxicology study in a non-rodent species and an additional inhalation toxicology study in rats, related to respiratory tract histology findings from a previously completed inhalation toxicology study in rats, (ii) additional device design verification information and (iii) updates to our investigator brochure. We are working to respond to the FDA’s requests, including by having initiated the requested nonclinical studies. Further, we have requested a meeting with the FDA to discuss certain aspects of the FDA’s feedback in the clinical hold letter. We intend to provide an update regarding the IND response submission in the second quarter of 2024. In parallel, to mitigate a potential delay to the GH001 program, we are also progressing the necessary preparations to potentially conduct the Phase 1 healthy volunteer clinical pharmacology trial (GH001-HV-106) in Europe.

Planned Clinical Trials with GH001

We currently plan to conduct the following additional trial with GH001:

•
A Phase 1 clinical pharmacology trial in healthy volunteers using our proprietary aerosol delivery device (IND-opening study), designed to support bridging to the clinical data generated with the third-party device we currently use in our clinical trials (GH001-HV-106).

The results of this trial, together with the results from the ongoing Phase 2b trial in TRD (GH001-TRD-201) and the ongoing Phase 2a trials in BDII and a current depressive episode (GH001-BD-202) and PPD (GH001-PPD-203), will help inform our future clinical development plans. Subject to completing clinical development, we plan to seek regulatory approval of GH001 in both the United States and Europe.

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

Intravenous Mebufotenin Product Candidate - GH002

GH002 is our second mebufotenin (5-methoxy-N,N-dimethyltryptamine, or 5-MeO-DMT) product candidate, formulated for administration via a proprietary intravenous injectable approach. For GH002, we use a synthetically developed, pharmaceutical grade mebufotenin salt, manufactured in accordance with current cGMP standards. We believe GH002 has the potential to be an attractive therapeutic option, e.g., in patients with underlying airway or pulmonary disease or in situations where it is difficult to assure that the GH001 inhalation is performed adequately, such as in acute psychiatric emergency care situations where a patient may be unable to use an inhalation device.

Completed Clinical Trials with GH002

Phase 1: Clinical Pharmacology Trial with GH002 in Healthy Volunteers (GH002-HV-105, NCT05753956)

We have recently completed a Phase 1 clinical pharmacology trial of GH002 in healthy volunteers that was conducted in the Netherlands and top-line results are available.

Trial Design

The trial had two parts: a single-dose part, which was randomized, double-blind, placebo-controlled, with single, intravenous doses of GH002 or placebo in 7 dose groups (0.25 mg, 1 mg, 2 mg, 4 mg, 6 mg, 8 mg, and 10 mg) of 8 subjects, whereby 6 subjects per dose group received GH002 and 2 subjects per dose group received a placebo; and a multiple-dose part, in an open-label, non-randomized design, where an IDR was administered to 8 subjects on a single day with up to 3 increasing doses of GH002 (2 mg as the first dose, 4 mg as the second dose and 6 mg as the third dose) with a scheduled 1-hour interval between doses, where the second and third doses were only administered in the event that the subject did not achieve a PE at the previously administered dose, as assessed by our proprietary PE scale. GH002 was administered without additional mandated visits for psychological support before or after dosing.

The primary endpoints of this trial were to assess the safety and tolerability and the pharmacokinetic profile of GH002. Participants were monitored on the dosing day, with an additional follow-up visit on day seven after dosing.

Baseline Characteristics

56 subjects received single doses of 0.25 mg, 1 mg, 2 mg, 4 mg, 6 mg, 8 mg, and 10 mg of GH002 (n=6 in each dose group), or placebo (n=2 in each dose group) in the single dose part of the trial, and 8 subjects received an IDR of up to three escalating doses of GH002 (2 mg, 4 mg, 6 mg) on a single day with a scheduled 1-hour interval between doses. The median age in the single-dose part was 23 years and in the multiple-dose part was 26.5 years. In the multiple-dose part, based on the PE-guided IDR, four participants received 2 mg of GH002, two participants received 2 mg followed by 4 mg of GH002, and 2 participants received 2 mg, followed by 4 mg and then 6 mg of GH002.

Results

All participants completed all planned visits. No SAEs were reported. ADRs were observed in 18 of 42 subjects (42.9%) who received GH002 and in 1 of 14 subjects (7.1%) who received placebo in the single-dose part, and in 4 of 8 subjects (50%) who received GH002 in the IDR part. 97.7% of ADRs were mild and 2.3% of ADRs were moderate. In the single-dose part, in subjects who received GH002, the ADRs reported were: fatigue and nausea (each in 5 participants), dizziness (in 4 participants), vomiting (in 3 participants), emotional distress, head discomfort, pain in extremity, muscles spasms, and grunting (each in 2 participants), headache, chest discomfort, body temperature increased, cold sweat, neck pain, poor quality sleep, sleep disorder, muscle twitching, and abnormal dreams (each in 1 participant). In the IDR part, the ADRs reported were: headache (in 2 participants), dyspnoea, head discomfort, nausea, and vomiting (each in 1 participant).

No clinically relevant changes were observed in the safety laboratory analyses and ECG. With the exception of a temporary, non-clinically relevant increase in heart rate and blood pressure shortly after administration of GH002, no noteworthy changes in vital parameters occurred. With the exception of changes associated with the ADRs of emotional distress and poor quality sleep, no clinically relevant changes in psychiatric symptoms scales occurred.

Potent PD effects as assessed by psychoactive effect (PsE) intensity were observed across single dose levels and the IDR, with an ultra-rapid onset of PsE and a short duration of the psychoactive experience (generally five to 30 minutes). The PK profile of GH002 was generally dose-linear and correlated with the ultra-rapid profile of the PsE. The analyses of the PK/PD relationship and other secondary endpoints are ongoing and awaited to inform the further clinical development strategy for GH002.

Conclusions

Intravenous administration of GH002 without additional psychological support before or after dosing, was observed to be well tolerated at the investigated single dose levels and in the IDR with intra-subject dose escalation with a scheduled 1-hour dose interval between doses, and potent and ultra-rapid PD effects as assessed by PsE intensity were observed.

Intranasal Mebufotenin Product Candidate - GH003

GH003 is our third mebufotenin product candidate, formulated for administration via a proprietary intranasal administration approach. For GH003, we use a synthetically developed, pharmaceutical grade mebufotenin salt, manufactured in accordance with current cGMP standards. GH003 is currently in preclinical development.

We anticipate developing GH003 within our focus area of psychiatric and neurological disorders.

Nonclinical Experience

Mebufotenin (5-methoxy-N,N-dimethyltryptamine, or 5-MeO-DMT) in vitro and in vivo data from published academic literature allowed initiation of our clinical trials GH001-HV-101, GH001-HV-103 and GH001-TRD-102. We have advanced a nonclinical study program with additional in vitro and in vivo toxicology studies as well as safety pharmacology studies, including studies evaluating genotoxicity and cardiotoxicity with our high-purity active pharmaceutical ingredient, or API, and an inhalation toxicology study in rats and an intravenous toxicology study in non-human primates. The results of these studies, together with the data from published academic literature, supported the initiation of our Phase 2a clinical trials of GH001 in BDII and a current depressive episode (GH001-BD-202) and PPD (GH001-PPD-203), our Phase 2b clinical trial of GH001 in TRD (GH001-TRD-201), and our Phase 1 clinical trial of GH002 in healthy volunteers (GH002-HV-105) and may also form the basis to support clinical programs with GH003, our intranasal mebufotenin product candidate. In response to the FDA’s requests related to the clinical hold on our recently submitted IND for GH001, we have recently initiated an inhalation toxicology study in a non-rodent species and an additional inhalation toxicology study in rats. Further nonclinical studies are expected to be performed as our development progresses.

Delivery Systems and Routes of Administration for Mebufotenin

We are working to optimize current delivery systems and to investigate additional delivery systems and additional routes of administration for mebufotenin (5-methoxy-N,N-dimethyltryptamine, or 5-MeO-DMT) which we believe could expand the patient population that could benefit from our product candidates.

Currently, GH001, our inhalable mebufotenin product candidate, has been vaporized using an inhalation device purchased from a third party, which is a CE-marked medical device in the EU and licensed as a medical device in Canada and Australia. We continue to use that device in our Phase 2b trial in TRD patients (GH001-TRD-201) and in the recently initiated Phase 2a trials in bipolar II disorder (GH001-BD-202) and postpartum depression (GH001-PDD-203). We are working with a CDMO to develop a proprietary delivery device for GH001. Our proprietary device will be included in a Phase 1 clinical pharmacology trial in healthy volunteers (GH001-HV-106) designed to support bridging to the clinical data generated with the third-party device we currently use in our clinical trials, following which we intend to use our proprietary device in our pivotal clinical trial program and for commercial supply. In advance of our pivotal program, we intend to open an IND with our proprietary delivery device following resolution of our clinical hold.

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

Manufacturing and Supply

We do not own or operate, and currently have no plans to establish, any manufacturing facilities. We rely on CDMOs to further develop and synthesize the API that is contained in our GH001, GH002 and GH003 product candidates and to further develop and manufacture our product candidates. The manufacturing processes are contracted so that the relevant API and product candidate manufacturing steps are compliant with cGxP. We expect to continue to rely upon third parties for the development and production of all clinical supply API and drug product that we may use. We also use contract manufacturers to fill, label, package, store and distribute our product candidates. We currently rely on two suppliers for our API and a single supplier for our GH001 product candidate, and because we maintain only a limited supply of API and GH001 product candidate we may not be able to avoid a material disruption in the event of any need to replace one or more of our suppliers. For our Phase 2b trial in TRD patients (GH001-TRD-201) and our Phase 2a trials in BDII and a current depressive episode (GH001-BD-202) and PPD (GH001-PDD-203), we currently acquire from a third party the vaporization device used to create the inhaled aerosol from our GH001 product candidate. We do not have a commercial supply agreement with this third party, nor have we established license agreements with any alternative provider of a suitable vaporization device. We are however working with a CDMO to develop a proprietary delivery device for GH001 for use in our pivotal clinical trial program and for commercial use.

Commercialization

If either of our GH001, GH002 and GH003 product candidates are approved, we plan to use our own sales and marketing capabilities, targeting public and private healthcare providers and clinic networks and third-party payors in the United States and major European markets. However, depending on the situation, we may enter into commercialization collaborations, partnering or licensing agreements with third parties who have complementary commercial capabilities.

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

Based on the current understanding of regulatory agencies, TRD encompasses patients who have not been helped by two or more MDD pharmacotherapies. Currently, only two pharmacotherapies are approved specifically for TRD in the United States: Spravato (esketamine), marketed by Janssen, which is an NMDA receptor antagonist; and olanzapine and fluoxetine hydrochloride capsules, which are available generically. Because of this, antidepressants indicated for use in MDD are frequently prescribed, combined or augmented with a second agent to treat TRD patients. Several biopharmaceutical companies have therapies, including other psychedelic-based compounds, in preclinical and clinical development being evaluated or planned to be evaluated in mental illness, including in TRD patients, including ATAI Life Sciences, Axsome Therapeutics, Beckley Psytech, COMPASS Pathways, Cybin, Mindmed, Neumora Therapeutics, Perception Neuroscience, Relmada Therapeutics, Sage Therapeutics, Seelos Therapeutics and Viridia Life Sciences. Of the programs with other psychedelic-based compounds, the most advanced is COMPASS Pathways’ investigational therapy COMP360 given in conjunction with psychological support, for which results of a Phase 2b trial in TRD have been reported and a Phase 3 program has been initiated.

Many of the pharmaceutical, biopharmaceutical and biotechnology companies with whom we may compete have established markets for their therapies and have substantially greater financial, technical, human and other resources than we do and may be better equipped to develop, manufacture and market superior and/or less expensive products or therapies. In addition, many of these potential competitors have significantly greater experience than we have in undertaking nonclinical studies and human clinical trials of new therapeutic substances and in obtaining regulatory approvals of human therapeutic products. Accordingly, our competitors may succeed in obtaining FDA or EMA approval for alternative or superior products. In addition, many competitors have greater name recognition and more extensive collaborative relationships. Smaller and earlier-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large, established companies. A growing number of companies are increasing their efforts in discovery of new psychedelic compounds.

Intellectual Property

Patent Strategy

Our commercial success is to some extent tied to obtaining, maintaining and enforcing intellectual property rights protection in patents, trade secrets and other proprietary rights in the EU, United States, UK and other jurisdictions. We plan to continue to strategically protect our innovations with a parallel IP strategy, combining patent protection with regulatory and market exclusivity. We also may rely on trade secrets and know-how relating to our proprietary technologies, on continuing innovation and on future in-licensing opportunities to develop, strengthen and maintain the strength of our competitive position.

Issued Patents and Pending Patent Applications

We have filed more than 25 international patent applications covering novel uses of mebufotenin (5-methoxy-N,N-dimethyltryptamine, or 5-MeO-DMT) including the use of mebufotenin for treatment of various disorders when administered by inhalation, or by nasal, buccal, sublingual, intravenous, intramuscular or subcutaneous routes, novel aerosol compositions of matter of mebufotenin, novel manufacturing methods for the preparation of and purification of mebufotenin, high purity mebufotenin, novel salt forms of mebufotenin and novel device-related aspects of mebufotenin administration. We are committed to exploring additional opportunities with mebufotenin through continuous research and development and will continue to seek patent protection for all our innovations.

Our patent applications, WO2020169850 and WO2020169851, which collectively cover novel uses of mebufotenin in various disorders, including the use of mebufotenin for treatment of TRD when administered by inhalation, or by nasal, buccal, sublingual, intravenous, intramuscular or subcutaneous administration, were filed on February 24, 2020, with a priority date of February 22, 2019. For both applications, national stage applications have been filed with the United States Patent and Trademark Office, or USPTO, with the European Patent Office, or EPO, and several other national patent offices. We recently received a communication from the EPO that it has granted the European national stage application counterpart to WO2020169850. This newly granted patent, EP3927337, covers 5-methoxy-N,N-dimethyltryptamine (5-MeO-DMT) and pharmaceutically acceptable salts thereof for use in treating a patient who is diagnosed with major depressive disorder by a licensed professional in accordance with accepted medical practice.

An additional patent application, WO2020254584, which covers novel manufacturing methods for the purification of mebufotenin and high purity mebufotenin, was filed on June 19, 2020, with a priority date of June 19, 2019. For this application, national stage applications have also been filed in a number of patent offices, including the USPTO and EPO. We recently received a communication from the EPO that it has granted the European national stage application counterpart. This newly granted patent, EP3986864, covers a specific method of purifying 5-methoxy-N,N-dimethyltryptamine (5-MeO-DMT).

An additional patent application, WO2021170614, which covers novel aerosol compositions of matter of mebufotenin, including the aerosol that is generated for the administration of GH001, was filed on February 24, 2021, with a priority date February 24, 2020. For this application, national stage applications have also been filed in a number of patent offices, including the USPTO and EPO.

An additional patent application, WO2023002005, which covers novel manufacturing methods for the preparation of mebufotenin was filed on July 22, 2022, with a priority date of July 22, 2023. For this application, national stage applications have also been filed in a number of patent offices, including the USPTO and EPO.

Nineteen further international patent applications – also known as Patent Cooperation Treaty, or PCT patent applications - were filed on March 27, 2023, with an earliest priority date of March 27, 2022. These applications cover aspects of mebufotenin use in a therapeutic context, including novel uses of mebufotenin in various disorders and novel salt forms of mebufotenin. PCT applications are not eligible to become an issued patent until, among other things, we file one or more national stage patent applications within, depending on the country, 30 to 32 months of the PCT application’s priority date in the countries in which we seek patent protection. For these PCT applications, we have not yet filed all relevant national stage applications. If we do not timely file national stage patent applications, we may lose our ability to obtain patent protection on the inventions disclosed in this patent application. While we intend to timely file national stage patent applications relating to these PCT patent applications, we cannot predict whether any such patent applications will result in the issuance of patents that provide us with any competitive advantage. However, we recently received a communication from the EPO that it has granted the European national stage application counterpart to one of these nineteen PCT applications, WO2023186834. This newly granted patent, EP4313945, which entered the European national phase early, covers crystalline hydrobromide salt of 5-methoxy-N,N-dimethyltryptamine (5-MeO-DMT).

We have also filed additional design and utility patent applications, which have not yet been published, that relate to further aspects of mebufotenin use in a therapeutic context. The utility applications may serve as a priority application for a PCT application in the future, which can be filed within one year from the original filing date.

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

FDA Approval Process

In the United States, pharmaceutical products are subject to extensive regulation by the FDA. The Federal Food, Drug, and Cosmetic Act, or FDCA, and other federal and state statutes and regulations, govern, among other things, the research, development, testing, manufacture, storage, record keeping, approval, labeling, promotion and marketing, sale and distribution, post-approval monitoring and reporting, sampling, and import and export of pharmaceutical products and medical devices. Failure to comply with applicable U.S. requirements may subject a company to a variety of administrative or judicial sanctions, such as a clinical hold, FDA refusal to approve a pending new drug application, or NDA, warning or untitled letters, product recalls, product seizures, total or partial suspension of production or distribution, injunctions, fines, civil penalties and criminal prosecution.

Pharmaceutical product development for a new product in the United States, including a drug-device combination product, typically involves nonclinical laboratory and animal tests, the submission to the FDA of an IND, which must become effective before clinical testing may commence, and adequate and well-controlled clinical trials to establish the safety and effectiveness of the drug for each indication for which FDA approval is sought. Satisfaction of FDA pre-market approval requirements typically takes many years and the actual time required may vary substantially based upon the type, complexity and novelty of the product or disease.

Nonclinical tests include laboratory evaluation of product chemistry, formulation and toxicity, as well as animal trials to assess the characteristics and potential safety and efficacy of the product. The conduct of the nonclinical tests must comply with federal regulations and requirements, including good laboratory practices. The results of nonclinical testing are submitted to the FDA as part of an IND along with other information, including information about product chemistry, manufacturing and controls, or product CMC, information about the device component of a drug-device combination product and a proposed clinical trial protocol. If clinical results are available from studies conducted outside the United States, that information must also be included in the IND. Long-term nonclinical tests, such as animal tests of reproductive toxicity and carcinogenicity, may continue after the IND is submitted. An IND automatically becomes effective 30 days after receipt by the FDA, unless before that time the FDA raises concerns or questions related to one or more proposed clinical trials and places the trial on clinical hold. In such a case, the IND sponsor and the FDA must resolve any outstanding concerns before the clinical trial can begin. The FDA can also place an IND on partial clinical hold, in which parts of the clinical work requested may proceed, but other parts are delayed or suspended until the FDA’s outstanding concerns are resolved.

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

After completion of the required clinical testing, an NDA is prepared and submitted to the FDA. FDA approval of the NDA is required before marketing of the product may begin in the United States. The NDA must include the results of all nonclinical, clinical and other testing and a compilation of data relating to the product’s pharmacology, chemistry, manufacture and controls. In the case of a drug-device combination product, the NDA must also include design, testing, manufacturing and quality information to support the device constituent, including information to support its use and compatibility with the drug constituent. The cost of preparing and submitting an NDA is substantial. The submission of most NDAs is additionally subject to a substantial application user fee, and the applicant under an approved NDA is also subject to an annual program fee. These fees are typically increased annually.

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

A drug is eligible for Fast Track Designation if it is intended to treat a serious or life-threatening disease or condition and demonstrates the potential to address unmet medical needs for such disease or condition. Fast Track Designation provides increased opportunities for sponsor interactions with the FDA during nonclinical and clinical development, in addition to the potential for rolling review of a marketing application. Rolling review means that the Agency may review portions of the marketing application before the sponsor submits the complete application, though the review clock does not begin until all portions of the application have been submitted.

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

The Hatch-Waxman Act

Orange Book Listing

In seeking approval for a drug through an NDA, applicants are required to list with the FDA each patent whose claims cover the applicant’s product. Upon approval of a drug, each of the patents listed in the application for the drug is then published in the FDA’s Approved Drug Products with Therapeutic Equivalence Evaluations, commonly known as the Orange Book. Drugs listed in the Orange Book can, in turn, be cited by potential generic competitors in support of approval of an Abbreviated New Drug Application, or ANDA. An ANDA provides for marketing of a drug product that has the same active ingredients in the same strengths and dosage form as the listed drug and has been shown through bioequivalence testing to be therapeutically equivalent to the listed drug. Other than the requirement for bioequivalence testing, ANDA applicants are not required to conduct, or submit results of, nonclinical or clinical tests to prove the safety or effectiveness of their drug product. Drugs approved in this way are commonly referred to as “generic equivalents” to the listed drug and can often be substituted by pharmacists under prescriptions written for the original listed drug.

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

The FDCA alternatively provides three years of marketing exclusivity for an NDA or supplement to an existing NDA if new clinical investigations, other than bioavailability studies, that were conducted or sponsored by the applicant are deemed by the FDA to be essential to the approval of the application, for example new indications, dosages or strengths of an existing drug. This three-year exclusivity covers only the modification for which the drug received approval on the basis of the new clinical investigations and does not prohibit the FDA from approving ANDAs or 505(b)(2) NDAs for drugs containing the active agent for the original indication or condition of use. Five-year and three-year exclusivity will not delay the submission or approval of a full NDA. However, an applicant submitting a full NDA would be required to conduct or obtain a right of reference to all of the nonclinical studies and adequate and well-controlled clinical trials necessary to demonstrate safety and effectiveness.

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

Mebufotenin (5-methoxy-N,N-dimethyltryptamine, or 5-MeO-DMT) is currently classified as a Schedule I drug and, if approved for marketing in the United States, will need to be rescheduled from Schedule I to Schedule II-V by the DEA before it can be commercially marketed, distributed and sold. Rescheduling is dependent on FDA approval and the FDA must make a recommendation to the DEA on the appropriate schedule. The DEA must conduct notice and comment rulemaking to reschedule any controlled substance. Such action is subject to public comment and potential requests for an administrative hearing objecting to, or supporting, any such action. In addition, because each state has its own statutory and regulatory requirements related to controlled substances, each state or jurisdiction must also take appropriate administrative or legislative action to reschedule a controlled substance within that state based on federal rescheduling.

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

For drugs manufactured in the United States, the DEA establishes annually an aggregate quota for the amount of substances within Schedules I and II that may be manufactured or produced in the United States based on the DEA’s estimate of the quantity needed to meet legitimate medical, scientific, research and industrial needs. Each manufacturer must apply for an individual manufacturing quota (e.g., manufacturing API) or procurement quota (e.g., manufacturing dosage forms or packaging), which represents the amount each facility can manufacture in a given quarter or year. The DEA currently has revised its regulations to require applications for quotas on a quarterly basis. The quotas apply equally to the manufacturing of the active pharmaceutical ingredient and production of dosage forms. The DEA may adjust aggregate production quotas a few times per year. The DEA can also adjust individual manufacturing or procurement quotas based on manufacturer requests. The DEA has substantial discretion in whether or not to make such adjustments for individual companies.

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

Regulation and Procedures Governing Approval of Medicinal Products in the EU

In order to market any product outside of the United States, a company must also comply with numerous and varying regulatory requirements of other countries and jurisdictions regarding quality, safety and efficacy and governing, among other things, clinical trials, marketing authorization, commercial sales and distribution of products. Whether or not it obtains FDA approval for a product, an applicant will need to obtain the necessary approvals by the comparable foreign regulatory authorities before it can initiate clinical trials or marketing of the product in those countries or jurisdictions. Specifically, the process governing approval of medicinal products in the EU generally follows similar pathways as in the United States, although the approval of a medicinal product in the United States is no guarantee of approval of the same product in the EU, either at all or within the same timescale as approval may be granted in the United States. It entails satisfactory completion of pharmaceutical development, nonclinical studies and adequate and well-controlled clinical trials to establish the safety and efficacy of the medicinal product for each proposed indication. It also requires the submission to relevant competent authorities for clinical trials authorization for a marketing authorization application, or MAA, and granting of a marketing authorization by these authorities before the product can be marketed and sold in the EU or its member states (as well as Iceland, Norway and Liechtenstein). If we fail to comply with applicable requirements, we may be subject to, among other things, fines, suspension of clinical trials, suspension or withdrawal of regulatory approvals, product recalls, seizure of products, operating restrictions and criminal prosecution.

Clinical Trial Approval

In the EU, an applicant for authorization of a clinical trial must obtain prior approval from the national competent authority of the EU Member States in which the clinical trial is to be conducted. Furthermore, the applicant may only start a clinical trial at a specific study site after the relevant independent ethics committee has issued a favorable opinion in relation to the clinical trial. In April 2014, the EU adopted a new Clinical Trials Regulation (EU) No 536/2014, which replaced the previous Clinical Trials Directive 2001/20/EC. It has reshaped the system of approvals for clinical trials in the EU. Specifically, the new legislation, which is directly applicable in all EU member states (meaning that no national implementing legislation in each EU member state is required), aims at simplifying and streamlining the approval of clinical trials in the EU. For instance, the new Clinical Trials Regulation provides for a streamlined application procedure via a single-entry point—the Clinical Trials Information System, or CTIS, and strictly defined deadlines for the assessment of clinical trial applications. The new Clinical Trials Regulation (EU) No. 536/2014 became applicable on January 31, 2022. The transitory provisions of the new Clinical Trials Regulation offer sponsors the possibility to choose whether to submit a new clinical trial application under the Clinical Trials Directive 2001/20/EC or the Clinical Trials Regulation (EU) No 536/2014 if the request for authorization of a clinical trial is submitted in the year after the new Clinical Trials Regulation became applicable. If the sponsor chooses to submit under the Clinical Trials Directive 2001/20/EC, the clinical trial continues to be governed by the Clinical Trials Directive 2001/20/EC until three years after the new Clinical Trials Regulation (EU) No 536/2014 became applicable. If a clinical trial continues for more than three years after the Clinical Trials Regulation (EU) No 536/2014 became applicable, the Clinical Trials Regulation (EU) No 536/2014 will at that time begin to apply to the clinical trial and it must be transferred to CTIS by January 31, 2025, if still ongoing by the end of the transition period. However, no new national clinical trial applications can be submitted under the Clinical Trials Directive 2001/20/EC after January 31, 2023. Consequently, if the sponsor has chosen to submit the clinical trial application under the Clinical Trials Directive during the one-year transition period ending on January 31, 2023, a new EU member state can only be added to the clinical trial after January 31, 2023, once the entire clinical trial has been transferred to CTIS.

Marketing Authorization

To obtain a marketing authorization for a product under the EU regulatory system, an applicant must submit an MAA, either under a centralized procedure administered by the EMA or one of the procedures administered by competent authorities in EU member states (decentralized procedure, national procedure or mutual recognition procedure). A marketing authorization may be granted only to an applicant established in the EU.

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

The PRIME scheme is open to medicines under development and for which the applicant intends to apply for an initial marketing authorization application through the centralized procedure. Eligible products must target conditions for which there is an unmet medical need (there is no satisfactory method of diagnosis, prevention or treatment in the EU or, if there is, the new medicine will bring a major therapeutic advantage) and they must demonstrate the potential to address the unmet medical need by introducing new methods or therapy or improving existing ones. Applicants will typically be at the exploratory clinical trial phase of development and will have preliminary clinical evidence in patients to demonstrate the promising activity of the medicine and its potential to address to a significant extent an unmet medical need. In exceptional cases, applicants from the academic sector or SMEs (small and medium sized enterprises) may submit an eligibility request at an earlier stage of development if compelling nonclinical data in a relevant model provide early evidence of promising activity, and first in man studies indicate adequate exposure for the desired pharmacotherapeutic effects and tolerability.

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

Pediatric Development

In the EU, companies developing a new medicinal product must agree upon a Pediatric Investigation Plan, or PIP, with the EMA and must conduct pediatric clinical trials in accordance with that PIP, unless a waiver applies, (i.e., because the relevant disease or condition occurs only in adults). The marketing authorization application for the product must include the results of pediatric clinical trials conducted in accordance with the PIP unless a waiver applies or a deferral has been granted, in which case the pediatric clinical trials must be completed at a later date. Products that are granted a marketing authorization on the basis of the pediatric clinical trials conducted in accordance with the PIP are eligible for a six-month extension of the protection under a supplementary protection certificate (if any is in effect at the time of approval) or, in the case of orphan medicinal products, a two-year extension of the orphan market exclusivity. This pediatric reward is subject to specific conditions and is not automatically available when data in compliance with the PIP are developed and submitted.

Regulatory Data Protection in the EU

In the EU, new chemical entities approved on the basis of a complete independent data package qualify for eight years of data exclusivity upon grant of a marketing authorization and an additional two years of market exclusivity pursuant to Regulation (EC) No. 726/2004, as amended, and Directive 2001/83/EC, as amended. Data exclusivity prevents regulatory authorities in the EU from referencing the innovator’s data to assess a generic (abbreviated) application for a period of eight years. During the additional two-year period of market exclusivity, a generic marketing authorization application can be submitted, and the innovator’s data may be referenced, but no generic medicinal product can be marketed until the expiration of the market exclusivity period. The overall 10-year period will be extended to a maximum of 11 years if, during the first eight years of those 10 years, the marketing authorization holder obtains an authorization for one or more new therapeutic indications which, during the scientific evaluation prior to authorization, is held to bring a significant clinical benefit in comparison with existing therapies. Even if a compound is considered to be a new chemical entity so that the innovator gains the prescribed period of data exclusivity, another company may market another version of the product if such company obtained marketing authorization based on an MAA with a complete independent data package of pharmaceutical tests, nonclinical tests and clinical trials.

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

Controlled Drugs Classification

In Ireland, mebufotenin is considered a Schedule 1 drug under the Misuse of Drugs Regulations 2017, as amended. Schedule 1 of the Misuse of Drugs Regulations 2017 lists those drugs to which the most restrictive controls apply: they are considered to have no legitimate or medicinal use and can only be imported, exported, produced, supplied and such like under a license issued by the Irish Health Products Regulatory Authority (HPRA), on behalf of the Department of Health. The position in the member states of the EU is not harmonized. Member states have implemented the relevant UN Conventions (the Single Convention of Narcotic Drugs 1961 and the Convention on Psychotropic Substances 1971) into their national legislation, which has led to differences in how controlled substances are regulated in different countries of the EU. It is therefore important to determine at a national level whether a substance is controlled and to comply with the applicable legal requirements. If we are successful in obtaining a marketing authorization in key EU member states, it is likely that rescheduling of mebufotenin will also be required to enable prescribing. There can be no guarantee that such rescheduling would be successful.

In the UK, where part of our manufacturing process takes place, mebufotenin is considered a Class A drug under the Misuse of Drugs Act 1971, as amended, and as a Schedule 1 drug under the Misuse of Drugs Regulations 2001, as amended. Class A drugs are considered to be the most potentially harmful and have the highest level of control exerted over them under the Misuse of Drugs Act 1971. Similarly, Schedule 1 of the Misuse of Drugs Regulations 2001 lists those drugs to which the most restrictive controls apply: they are considered to have no legitimate or medicinal use and can only be imported, exported, produced and supplied under a license issued by the UK Government’s Home Office. If and when it is granted a marketing authorization by the MHRA in respect of the UK, mebufotenin would still remain a Schedule 1 drug until rescheduled by the UK Government’s Home Office. Unless and until mebufotenin is rescheduled under the Misuse of Drugs Regulations 2001, and unless a statutory exemption was to be passed for GH001, GH002 or GH003 following the grant of a UK marketing authorization and before rescheduling, any prescribing doctors in the UK would require a Home Office license to prescribe GH001, GH002 or GH003, and, similarly, any patients to whom GH001, GH002 or GH003 was prescribed would require a Home Office license to possess GH001, GH002 or GH003. There can be no guarantee that such Home Office licenses would be granted or that rescheduling would be successful.

Regulatory Requirements After Marketing Authorization

Following approval, the holder of the marketing authorization is required to comply with a range of requirements applicable to the manufacturing, marketing, promotion and sale of the medicinal product.

These include compliance with the EU’s stringent pharmacovigilance or safety reporting rules, pursuant to which post-authorization studies and additional monitoring obligations can be imposed. The holder of a marketing authorization must establish and maintain a pharmacovigilance system and appoint an individual qualified person for pharmacovigilance, who is responsible for oversight of that system. Key obligations include expedited reporting of suspected serious adverse reactions and submission of periodic safety update reports, or PSURs.

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

Furthermore, the manufacturing of authorized products, for which a separate manufacturer’s license is mandatory, must also be conducted in strict compliance with the EMA’s cGMP requirements and comparable requirements of other regulatory bodies in the EU, which mandate the methods, facilities and controls used in manufacturing, processing and packing of products to assure their safety and identity.

Finally, the marketing and promotion of authorized products, including industry-sponsored continuing medical education and advertising directed toward the prescribers of products, are strictly regulated in the EU under Directive 2001/83/EC, as amended. The advertising of prescription-only medicines to the general public is not permitted in the EU. Although general requirements for advertising and promotion of medicinal products are established under EU Directive 2001/83/EC, as amended, the details and enforcement are governed by regulations in each EU member state (as well as Iceland, Norway and Liechtenstein) and differ from one country to another.

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

Lastly, in some foreign countries, the proposed pricing for a drug and its reimbursement status must be approved before it may be lawfully marketed. The requirements governing drug pricing vary widely from country to country. For example:

•
in the EU, member states can restrict the range of medicinal products for which their national health insurance systems provide reimbursement and, in most EU countries, the prices of medicinal products for human use must be approved by national health authorities, before they may be supplied;

•
a common criterion relied upon by almost all EU Member States for pricing decisions is international reference pricing (the methodology and weight to be attached varies between countries), whereas in the UK, international reference pricing is not a criterion relied upon formally for pricing decisions;

•
reimbursement decisions in EU/EEA and the UK are typically based on various forms of health technology assessment, including cost effectiveness determinations. From 2025, the EU’s Health Technology Assessment Regulation (Regulation (EU) 2021/2282), or HTA Regulation, will start to come into effect providing for a common assessment of clinical effectiveness to be taken into account by national reimbursement authorities across EU/EEA. This will not have direct effect in the UK, but may in practice be influential; and

•	additional public procurement tenders are widely used for purchasing of medicinal products by hospitals.

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

Other Healthcare Laws and Compliance Requirements

Healthcare providers and third-party payors will play a primary role in the recommendation and prescription of any products for which we obtain marketing approval. Our business operations and any current or future arrangements with third-party payors, healthcare providers and physicians may expose us to broadly applicable federal and state fraud and abuse laws, as well as other healthcare laws and regulations. These laws may impact, among other things, our business or financial arrangements and relationships through which we research, as well as market, sell and distribute the product candidates for which we obtain approval. In addition, we may be subject to health information privacy regulation by both the federal government and the United States in which we conduct our business. In the United States, the laws that may affect our ability to operate include, among others:

•
The federal Anti-Kickback Statute, which prohibits, among other things, persons and entities from knowingly and willfully soliciting, receiving, offering or paying any remuneration (including any kickback, bribe or rebate), directly or indirectly, overtly or covertly, in cash or in kind, to induce, or in return for, either the referral of an individual, or the purchase, lease, order, arrangement or recommendation of any good, facility, item or service for which payment may be made, in whole or in part, under a federal healthcare program, such as Medicare and Medicaid. The term “remuneration” has been interpreted broadly to include anything of value. Further, courts have found that if “one purpose” of remuneration is to induce referrals, the federal Anti-Kickback Statute is violated. The federal Anti-Kickback Statute has been interpreted to apply to arrangements between manufacturers on one hand and prescribers, purchasers and formulary managers on the other. A person or entity does not need to have actual knowledge of the federal Anti-Kickback Statute or specific intent to violate it to have committed a violation. The Anti-Kickback Statute has been interpreted to apply to arrangements between biopharmaceutical manufacturers on the one hand and prescribers, purchasers and formulary managers, among others, on the other. There are a number of statutory exceptions and regulatory safe harbors protecting some common activities from prosecution, but the exceptions and safe harbors are drawn narrowly and require strict compliance in order to offer protection, and practices that involve remuneration intended to induce prescribing, purchasing or recommending may be subject to scrutiny if they do not qualify for an exception or safe harbor;

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

•
The federal Health Insurance Portability and Accountability Act of 1996, or HIPAA, which created additional federal criminal liability for knowingly and willfully executing, or attempting to execute, a scheme to defraud any healthcare benefit program, including both public and private third-party payors, or to obtain, by means of false or fraudulent pretenses, representations or promises, any of the money or property owned by, or under the custody or control of, any healthcare benefit program, regardless of the payor (i.e., public or private) and knowingly and willfully falsifying, concealing or covering up by any trick or device a material fact or making any materially false, fictitious or fraudulent statements or representations, or making or using any false writing or document knowing the same to contain any materially false, fictitious or fraudulent statements or entry in connection with the delivery of, or payment for, healthcare benefits, items or services relating to healthcare matters. Similar to the federal Anti-Kickback Statute, a person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation;

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

•
Analogous state and foreign equivalents of each of the healthcare laws and regulations described above, such as anti-kickback and false claims laws, which may apply to items or services reimbursed by any third-party payor, including commercial insurers or patients; state and local marketing and/or transparency laws applicable to manufacturers that may be broader in scope than the federal requirements; state laws that require pharmaceutical companies to comply with the pharmaceutical industry voluntary compliance guidelines and other relevant compliance guidance promulgated by the federal government, such as the April 2003 Office of Inspector General Compliance Program Guidance for Pharmaceutical Manufacturers and/or the Pharmaceutical Research and Manufacturers of America’s Code on Interactions with Healthcare Professionals; state laws that require the reporting of information related to drug pricing; state laws that require drug manufacturers to report information related to payments and other transfers of value to physicians and other healthcare providers or marketing expenditures and pricing information; state and local laws that require the licensure and/or registration of pharmaceutical sales representatives; and state and foreign laws governing the privacy and security of health information that may be more stringent than those in the United States (such as the EU, which adopted the GDPR, or the UK, which adopted the UK GDPR), many of which differ from each other in significant ways and often are not preempted by HIPAA, thus complicating compliance efforts.

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

Other Healthcare Laws and Compliance Requirements outside the United States

Outside of the United States, individual countries impose a variety of anti-corruption laws, most notable of which is the UK Bribery Act 2010 because of its apparent extra-territorial effect. Within the EU, our operations will be subject to anti-corruption laws in most member states. There is a heightened risk both from application of the FCPA and from national laws in many European and other countries because many of their healthcare professionals are categorized as government officials. These laws will impose a variety of strictures on our business which are time consuming and expensive, including limiting engagements with healthcare professionals, the requirement to obtain prior authorizations for promotional activities from employers and/ or government or industry bodies, and the requirement to supply transparency information regarding the interactions. Failure to comply with these laws is potentially very costly and can lead to reputational damage, fines, penalties and imprisonment as well as investigations and additional oversight of our business activities.

Regulations Governing the Use, Processing and Cross-border Transfer of Personal Information

In the event we decide to conduct future clinical trials in Europe, the United States or other jurisdictions, we may be subject to additional privacy and data protection requirements and restrictions. The collection, use, storage, disclosure, transfer or other processing of personal data regarding individuals in the EEA, including personal health data, is subject to EU and national level data protection and privacy laws including, most notably, the GDPR, which became effective on May 25, 2018. The GDPR is wide-ranging in scope and imposes numerous requirements on entities that process personal data, including requirements relating to processing health and other sensitive data, obtaining consent of the individuals to whom the personal data relates in certain circumstances, providing information to individuals regarding data processing activities, implementing safeguards to protect the security and confidentiality of personal data, providing notification of data breaches and taking certain measures when engaging third-party processors that will have access to personal data. The GDPR also imposes strict rules on the transfer of personal data to countries outside the EEA, including the United States. Entities that fail to comply with the requirements of the GDPR may be subject to very significant penalties, including potential fines of up to the greater of €20 million or 4% of annual global revenue, and up to the greater of GBP 17.5 million or 4% of annual global revenue in the case of noncompliance with the UK GDPR. The GDPR increases our responsibility and liability in relation to personal data that we process where such processing is subject to the GDPR, and we may be required to put in place additional mechanisms to ensure compliance with the GDPR, including as implemented by individual countries. The UK has legislation equivalent to GDPR, and while the European Commission issued an adequacy decision on June 28, 2021, enabling data transfers from EU member states to the UK to continue without requiring organizations to put in place contractual or other measures in order to lawfully transfer personal data between the territories, it remains unclear how data transfers to and from the UK will be regulated in the long term. Compliance with the GDPR and the UK GDPR is a rigorous, costly and time-intensive process that will increase our cost of doing business or require us to change our business practices, and despite those efforts, there is a risk that we may be subject to fines and penalties, litigation and reputational harm in connection with our European personal data processing activities.

In the United States, numerous federal and state laws and regulations, including state data breach notification laws, state health and personal information privacy laws, and federal and state consumer protection laws, govern the collection, use, processing, storage, transmission, disclosure, destruction and protection of health-related and other personal information. For example, the California Consumer Privacy Act of 2018, or CCPA, became effective on January 1, 2020 and creates new individual privacy rights for California consumers and places increased privacy and security obligations on entities handling certain personal data of California consumers. The CCPA requires companies subject to the legislation to provide new disclosure to consumers about such companies’ data collection, use and sharing practices and provide such consumers new ways to opt-out of certain sales or transfers of personal information. The CCPA provides for civil penalties as well as a private right of action for certain data breaches that result in the loss of personal information. This private right of action may increase the likelihood of, and risks associated with, data breach litigation. In addition, the California Privacy Rights Act of 2020, or CPRA, went into effect on January 1, 2023. The CPRA, among other things, gives California residents the ability to limit the use of their personal information, further restricts the use of cross-contextual advertising, establishes restrictions on the retention of personal information, expands the types of data breaches subject to the CCPA’s private right of action and establishes a new California Privacy Protection Agency to implement and enforce the CCPA and CPRA. Other states, such as Nevada, New Hampshire, Washington, Illinois and Nebraska, and the U.S. federal government are considering comprehensive privacy laws, and on January 1, 2023, the Virginia Consumer Data Protection Act, or CDPA, became effective. The CDPA contains provisions that require businesses subject to the legislation to conduct data protection assessments in certain circumstances and that require opt-in consent from Virginia consumers to process certain sensitive personal information. In addition, Colorado enacted the Colorado Privacy Act, or the CoPA, and Connecticut enacted the Connecticut Data Privacy Act, each of which took effect on July 1, 2023, and Utah enacted the Consumer Privacy Act, which became effective on December 31, 2023. Several other states have also enacted privacy laws that are set to take effect in 2024 or 2025. Moreover, laws in all 50 U.S. states require businesses to provide notice to consumers whose personal information has been disclosed as a result of a data breach. The CDPA, CoPA, the Connecticut and Utah laws, and such other proposed legislation, if enacted, may add additional complexity, variation in requirements, restrictions and potential legal risk, require additional investment of resources in compliance programs, impact strategies and the availability of previously useful data and could result in increased compliance costs and/or changes in business practices and policies.

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

Healthcare Reform

The U.S. government, state legislatures and foreign governments have shown significant interest in implementing cost containment programs to limit the growth of government-paid healthcare costs pharmaceutical costs. This has resulted in several presidential executive orders, Congressional inquiries, and proposed and enacted federal and state legislation designed to, among other things, bring more transparency to product pricing, review the relationship between pricing and manufacturer patient programs, control the costs of drugs, including under Medicare and Medicaid, restrict reimbursement, require the substitution of generic products for branded prescription drugs, and reform government program reimbursement methodologies for drug products. In December 2020, CMS issued a final rule implementing significant manufacturer price reporting changes under the Medicaid Drug Rebate Program, including an alternative rebate calculation for line extensions that is tied to the price increases of the original drug, and Best Price reporting related to certain value-based purchasing arrangements. Additionally, under the American Rescue Plan Act of 2021, effective January 1, 2024, the statutory cap on Medicaid Drug Rebate Program rebates that manufacturers pay to state Medicaid programs is eliminated. Elimination of this cap may, in some cases, require pharmaceutical manufacturers to pay more in rebates than they receive on the sale of products. Further, the Infrastructure Investment and Jobs Act added a requirement, effective January 1, 2023, for manufacturers of certain single-source drugs (including biologics and biosimilars) separately paid for under Medicare Part B for at least 18 months and marketed in single-dose containers or packages (known as refundable single-dose containers or single-use package drugs) to provide annual refunds for any portions of the dispensed drug that are unused and discarded if those unused or discarded portions exceed an applicable percentage defined by statute or regulation. Manufacturers are subject to periodic audits and those that fail to pay refunds for their refundable single-dose containers or single-use package drugs shall be subject to civil monetary penalties. There have also been and continue to be a number of other initiatives at the United States federal and state levels that seek to reduce healthcare costs, including the Budget Control Act which, subject to certain temporary suspension periods, imposed 2% reductions in Medicare payments to providers per fiscal year starting April 1, 2013 and, due to subsequent legislative amendments to the statute, will remain in effect through 2031, unless additional Congressional action is taken. Healthcare reforms that have been adopted, and that may be adopted in the future, could result in further reductions in coverage and levels of reimbursement for pharmaceutical products, increases in rebates payable under U.S. government rebate programs and additional downward pressure on pharmaceutical product prices.

Several healthcare reform proposals recently culminated in the enactment of Inflation Reduction Act, or IRA, which allows HHS to, among other things, directly negotiate the selling price of a statutorily specified number of drugs and biologics each year that CMS reimburses under Medicare Part B and Part D. Only high-expenditure single-source drugs that have been approved for at least 7 years (11 years for single-source biologics) are eligible for selection by CMS for negotiation, with the negotiated price taking effect two years after the selection year. Negotiations for Medicare Part D products begin in 2024 with the negotiated price taking effect in 2026, and negotiations for Medicare Part B products will begin in 2026 with the negotiated price taking effect in 2028. In August 2023, HHS announced the ten Medicare Part D drugs and biologics that it selected for negotiations. HHS will announce the negotiated maximum fair prices by September 1, 2024, and this price cap, which cannot exceed a statutory ceiling price, will come into effect on January 1, 2026. A drug or biological product that has an orphan drug designation for only one rare disease or condition will be excluded from the IRA’s price negotiation requirements, but will lose that exclusion if it receives designations for more than one rare disease or condition, or if is approved for an indication that is not within that single designated rare disease or condition, unless such additional designation or such disqualifying approvals are withdrawn by the time CMS evaluates the drug for selection for negotiation. The IRA also imposes rebates on Medicare Part D and Part B drugs whose prices have increased at a rate greater than the rate of inflation. The IRA will also eliminate, beginning in 2025, the coverage gap under Medicare Part D by significantly lowering the enrollee maximum out-of-pocket cost and requiring manufacturers to subsidize, through a newly established manufacturer discount program, 10% of Part D enrollees’ prescription costs for brand drugs below the out-of-pocket maximum, and 20% once the out-of-pocket maximum has been reached. Manufacturers that fail to comply with the IRA may be subject to various penalties, including significant civil monetary penalties. The IRA also extends enhanced subsidies for individuals purchasing health insurance coverage in ACA marketplaces through plan year 2025. These provisions may be subject to legal challenges. For example, the provisions related to the negotiation of selling prices of high-expenditure single-source drugs and biologics have been challenged in multiple lawsuits brought by pharmaceutical manufacturers. Thus, while it is unclear how the IRA will be implemented, it will likely have a significant impact on the biopharmaceutical industry and the pricing of our products and product candidates. It is unclear to what extent other statutory, regulatory, and administrative initiatives will be enacted and implemented in the future.

At the state level in the United States, legislatures are increasingly enacting laws and implementing regulations designed to control pharmaceutical and biologic product pricing, including price constraints, restrictions on certain product access, reporting on price increases and the introduction of high-cost drugs. In some states, laws have been enacted to encourage importation of lower cost drugs from other countries and bulk purchasing. For example, the FDA released a final rule in September 2020 providing guidance for states to build and submit importation plans for drugs from Canada, and FDA authorized the first such plan in Florida in January 2024. In addition, regional healthcare authorities and individual hospitals are increasingly using bidding procedures to determine what pharmaceutical products and which suppliers will be included in their prescription drug and other healthcare programs. This could reduce the ultimate demand for our product candidates that we successfully commercialize or put pressure on our product pricing. Legally mandated price controls on payment amounts by third-party payors or other restrictions on coverage or access could have a material adverse effect on our business, operations and financial condition.

Employees

As of December 31, 2023, we had forty-nine employees. Of our workforce, thirty-four employees are engaged in research and development activities with the rest providing administrative, business and operations support.

None of our employees are represented by labor unions or covered by collective bargaining agreements. We have not experienced any employee litigation or claims and consider our employee relations to be good.

C.	Organizational Structure

As of December 31, 2023, we had one subsidiary. The following table sets out for our principal subsidiary, the country of incorporation, and the percentage ownership and voting interest held by us.

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

Our portfolio currently includes GH001, our proprietary inhalable mebufotenin product candidate, GH002, our proprietary intravenous mebufotenin product candidate, and GH003, our proprietary intranasal mebufotenin product candidate. While GH001 is currently delivered via a vaporization device produced by a third party, we are developing a proprietary aerosol delivery device. We have completed two Phase 1 healthy volunteer clinical trials for GH001 (GH001-HV-101 and GH001-HV-103), in which administration of GH001 via inhalation was observed to be well tolerated at the investigated single dose levels and in an individualized dosing regimen, or IDR, with intra-subject dose escalation within a single day. We have also completed a Phase 1/2 clinical trial in patients with TRD (GH001-TRD-102). Based on observed clinical activity in the Phase 1 part of the clinical trial, we believe that administration of a single dose of GH001 has the potential to induce ultra-rapid remissions as measured by the Montgomery-Åsberg Depression Rating Scale, or MADRS, in certain patients, driven by the ultra-rapid onset of psychoactive effects (commonly within seconds) and an intense and short-lived (commonly five to 30 minutes) psychoactive experience. Based on observed clinical activity in the Phase 2 part of the trial, we believe that administration of GH001 in an IDR with intra-subject dose escalation within a single day can further increase the MADRS remission rate as compared to a single dose of GH001.

We have incurred losses since inception, including net losses of $35.6 million, $22.5 million and $9.2 million for the years ended December 31, 2023, 2022 and 2021 respectively. As of December 31, 2023, we had an accumulated deficit of $67.9 million, compared to an accumulated deficit as of December 31, 2022 of $32.5 million. We expect to incur significant expenses and operating losses for the foreseeable future as we expand our research and development activities. In addition, our losses from operations may fluctuate significantly from quarter-to-quarter and year-to-year, depending on the timing of our clinical trials, our expenditures on other research and development activities and based on foreign currency translation differences. We anticipate that our expenses will increase significantly in connection with our ongoing activities, as we:

•
continue to develop and conduct clinical trials, including in expanded geographies such as the United States, for our GH001, GH002 and GH003 product candidates for our initial indications and any additional indications;

•
continue both the technical development and expansion of our external manufacturing capabilities for our current product candidates GH001, GH002 and GH003 and of the medical devices required to deliver these product candidates, such as our proprietary aerosol delivery device for GH001;

•	initiate and continue research and development, including technical, nonclinical, clinical, and discovery efforts for any future product candidates;

•	seek to identify additional product candidates;

•
seek regulatory approvals for our product candidates GH001, GH002 and GH003, including the medical devices required to deliver these product candidates, such as our proprietary aerosol delivery device for GH001, or any other product candidates that successfully complete clinical development;

•	progress any nonclinical programs and any other work that may be required to lift the clinical hold on the study we proposed in our IND for GH001;

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

As of December 31, 2023, we had cash, cash equivalents, other financial assets and marketable securities of $222.7 million, compared to cash, cash equivalents and marketable securities of $251.7 million as of December 31, 2022. We believe that our existing cash, cash equivalents, other financial assets and marketable securities will be sufficient for us to fund our operating expenses and capital expenditure requirements for at least the next 12 months. We have based this estimate on assumptions that may prove to be wrong, and we could exhaust our available capital resources sooner than we expect. See “—B. Liquidity and Capital Resources” below.

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

Research and development activities are central to our business model. Product candidates in later stages of clinical development generally have higher development costs than those in earlier stages of clinical development, primarily due to the increased size and duration of later-stage clinical trials and related product manufacturing expenses. As a result, we expect that our research and development expenses will continue to increase over the next several years as we: (i) advance the clinical development of GH001 for TRD; (ii) advance the clinical development of GH001 for BDII and a current depressive episode and PPD; (iii) advance GH002, GH003 and any potential future product candidate into clinical development; and (iv) build our third-party or in-house process development, analytical, manufacturing and related capabilities, increase personnel costs and prepare for regulatory filings related to our potential or future product candidates. We also expect to incur additional IP-related expenses as we file further patent applications and prosecute our intellectual property to protect innovations arising from our research and development activities.

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

•
receiving regulatory approvals or clearance for conducting our planned clinical trials or future clinical trials, including in regards to the clinical hold on the study we proposed in our IND for GH001;

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

Our research and development expenses may vary substantially from period to period based on the timing of our research and development activities, including due to the timing of initiation of clinical trials and enrollment of patients in clinical trials. Research and development expenses are expected to increase as we advance the clinical development of our inhalable mebufotenin (5-methoxy-N,N-dimethyltryptamine, or 5-MeO-DMT) product candidate GH001, and further advance the research and development of our intravenous mebufotenin product candidate GH002, our intranasal mebufotenin product candidate GH003, and any future product candidates. The successful development of our product candidates is highly uncertain.

General and Administrative Expenses

General and administrative expenses consist primarily of:

•	professional fees, including consulting, accounting, legal, tax and audit services;

•	personnel expenses, including salaries and related expenses; and

•	other expenses, including expenses for rent and maintenance of facilities, insurance and other operating costs.

We anticipate that our general and administrative expenses will increase in the future as we continue to increase our headcount to support the expected growth in our research and development activities and the potential commercialization of our product candidates. In addition, we have incurred and expect to continue to incur increased expenses associated with being a public company, including increased costs of accounting, audit, legal, regulatory and tax-related services associated with maintaining compliance with exchange listing and SEC requirements, director and officer insurance costs, investor and public relations costs and costs associated with other administrative and professional services.

Net Finance Income

Net finance income consists of:

•	interest income on cash and cash equivalents, other financial assets and marketable securities;

•	interest expense;

•	the net gain or loss on cash equivalents classified at fair value through profit and loss, or FVTPL; and

•	expected credit losses relating to investments in marketable securities.

Foreign Exchange Gain/Loss

Foreign exchange gains/losses consists of foreign exchange impacts arising from foreign currency transactions.

Taxation

We are subject to corporate taxation in Ireland. Due to the nature of our business, we have generated losses since inception and have therefore not paid Irish corporation tax.

Unused tax losses can be carried forward indefinitely against future trading income. As there is no certainty that we will generate sufficient taxable profits to be able to utilize these tax loss carry-forwards in full, we have concluded not to recognize any deferred tax assets at December 31, 2023 or 2022.

Results of Operations

Comparison of the Years Ended December 31, 2023 and 2022

The following table summarizes our results of operations for the years ended December 31, 2023 and 2022:

	Year Ended December 31,
	2023	2022	Change
	(in USD thousands)
Operating Expenses:
Research and development	(29,821)	(20,484)	(9,337)
General and administrative	(11,401)	(10,070)	(1,331)
Loss from operations	(41,222)	(30,554)	(10,668)
Net finance income(1)	8,256	922	7,334
Foreign exchange (loss)/gain	(2,621)	7,176	(9,797)
Loss for the year	(35,587)	(22,456)	(13,131)

(1) Net finance income for the years ended December 31, 2023 and 2022, comprises finance income, finance expense and expected credit losses.

Research and Development Expenses

The following table summarizes our research and development expenses for the years ended December 31, 2023 and 2022:

	Year Ended December 31,
	2023	2022	Change
	(in USD thousands)
External research and development expenses	(22,777)	(16,019)	(6,758)
Employee expenses(1)	(6,771)	(4,119)	(2,652)
Depreciation	(35)	(33)	(2)
Other expenses	(238)	(313)	75
Research and development	(29,821)	(20,484)	(9,337)

(1) Includes share-based compensation expense of $1.4 million for the year ended December 31, 2023 and $1.0 million for the year ended December 31, 2022.

The following table summarizes our research and development expenses for our product candidates for the years ended December 31, 2023 and 2022:

	Year Ended December 31,
	2023	2022	Change
	(in USD thousands)
GH001	(17,602)	(12,013)	(5,589)
GH002	(2,413)	(1,538)	(875)
GH003	(179)	(43)	(136)
Related to multiple product candidates (GH001, GH002 and GH003) and exploratory work for potential future product candidates(1)	(9,627)	(6,890)	(2,737)
Research and development	(29,821)	(20,484)	(9,337)

(1) Includes expenses that relate to any combination of GH001, GH002 and/or GH003 and exploratory work for potential future candidates.

Research and development expenses increased by $9.3 million to $29.8 million for the year ended December 31, 2023, from $20.5 million for the year ended December 31, 2022. The increase was primarily due to an increase in clinical trial expenses as well as increased expenses relating to our technical development including device development, active pharmaceutical ingredient and drug product development and manufacturing. These increases have been partly offset by a decrease in expenses relating to nonclinical and regulatory compliance activities. Employee expenses increased by $2.7 million primarily due to the hiring of personnel to support our research and development activities.

Research and development expenses for our product candidates will fluctuate from year to year primarily due to the nature and timing associated with the various lifecycle stages of each candidate.

Research and development expenses relating to GH001 increased by $5.6 million in the year ended December 31, 2023, primarily due to increased technical development including device development, active pharmaceutical ingredient and drug product development and manufacturing as well as an increase in clinical trial expenses. These increases have been partly offset by a decrease in expenses relating to nonclinical and regulatory compliance activities.

Research and development expenses relating to GH002 increased by $0.9 million in the year ended December 31, 2023, primarily due to an increase in clinical trial expenses. This increase has been partly offset by a decrease in costs related to technical development including active pharmaceutical ingredient and drug product development and manufacturing.

Research and development expenses which relate to multiple product candidates increased by $2.7 million in the year ended December 31, 2023, primarily due to the hiring of personnel to support our research and development activities, as well as increased technical development activities including active pharmaceutical ingredient and drug product development and manufacturing. These increases have been partly offset by a decrease in expenses relating to nonclinical activities to support each of the product candidates.

General and Administrative Expenses

The following table summarizes our general and administrative expenses for the years ended December 31, 2023 and 2022:

	Year Ended December 31,
	2023	2022	Change
	(in USD thousands)
External costs	(7,692)	(7,785)	93
Employee expenses(1)	(3,429)	(2,271)	(1,158)
Depreciation	(280)	(14)	(266)
General and administrative	(11,401)	(10,070)	(1,331)

(1)Includes share-based compensation expense of $0.9 million for the year ended December 31, 2023 and $0.7 million for the year ended December 31, 2022.

General and administrative expenses increased by $1.3 million to $11.4 million for the year ended December 31, 2023, from $10.1 million for the year ended December 31, 2022. External costs decreased primarily due to a decrease in insurance costs partly offset by higher professional fees, communications and IT costs and facility expenses. Employee expenses increased due to an increase headcount in our general and administrative functions to support our growth initiatives.

Net Finance Income

Our net finance income increased by $7.3 million to $8.3 million for the year ended December 31, 2023, from $0.9 million for the year ended December 31, 2022. The increase is primarily due to interest income of $4.1 million relating to our marketable securities, finance income of $1.9 million relating to cash, cash equivalents and other financial assets, as well as a fair value gain of $3.0 million relating to our cash equivalents and other financial assets. These increases have been partly offset by finance expenses relating to our investments.

Foreign Exchange (Loss)/Gain

Foreign exchange loss is $2.6 million for the year ended December 31, 2023, a decrease of $9.8 million from a gain of $7.2 million for the year ended December 31, 2022. This movement is primarily as a result of the translation of the U.S. dollar cash and other financial assets balances in the accounts of our subsidiary into its functional currency, which is the euro. During the year ended December 31, 2023, the U.S. dollar weakened compared to the euro which resulted in the foreign exchange loss.

Comparison of the Years Ended December 31, 2022 and 2021

For a discussion of our statements of operations for the years ended December 31, 2022 and 2021, see the section “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Results of Operations—Comparison of the Years Ended December 31, 2022 and 2021” in our Annual Report on Form 20-F for the year ended December 31, 2022.

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

•
As of December 31, 2023, we had cash, cash equivalents, other financial assets and marketable securities of $222.7 million, compared to cash, cash equivalents and marketable securities of $251.7 million as of December 31, 2022.

We plan to continue to fund our operating and capital funding needs through sales of additional equity or other forms of financing. We may also consider pursuing strategic partnerships for clinical development and commercialization of our product candidates. The sale of additional equity would result in additional dilution to our shareholders.

For a discussion of our sources of liquidity for the year ended December 31, 2021, see the section “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Sources of Liquidity” in our Annual Report on Form 20-F for the year ended December 31, 2022.

Cash Flows

Comparison of the Years Ended December 31, 2023 and 2022

The following table summarizes our cash flows for the years ended December 31, 2023 and 2022:

	Year Ended December 31,
	2023	2022	Change
	(in USD thousands)
Net cash used in:
Net cash flows used in operating activities	(33,336)	(26,199)	(7,137)
Net cash flows used in investing activities	(54,100)	(84,688)	30,588
Net cash flows used in financing activities	(204)	—	(204)
Net decrease in cash and cash equivalents	(87,640)	(110,887)	23,247

Net Cash Flows Used in Operating Activities

Net cash flows used in operating activities increased to $33.3 million for the year ended December 31, 2023 from $26.2 million for the year ended December 31, 2022, due to an increase in losses for the year offset by an increase in working capital.

Net Cash Flows Used in Investing Activities

Net cash flows used in investing activities decreased to $54.1 million for the year ended December 31, 2023 from $84.7 million for the year ended December 31, 2022. The decrease was due to the investment in marketable securities of $84.6 million during the year ended December 31, 2022, which was not repeated in the current year. This decrease was partially offset by an increase of $54.0 million related to the investment in a money market fund during the year ended December 31, 2023.

Net Cash Flows Used in Financing Activities

Net cash flows from financing activities increased to $0.2 million for the year ended December 31, 2023 from $nil for the year ended December 31, 2022. The increase is mainly due to the payment of the lease liability for the lease on a new office space entered into in January 2023.

Comparison of the Years Ended December 31, 2022 and 2021

For a discussion of our cash flows for the years ended December 31, 2022 and 2021, see the section “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Cash Flows—Comparison of the Years Ended December 31, 2022 and 2021” in our Annual Report on Form 20-F for the year ended December 31, 2022.

Funding Requirements

We expect our expenses to continue to increase substantially in connection with our ongoing research and development activities, particularly as we advance the technical development work, nonclinical studies and clinical trials of our product candidates and the medical devices required to deliver such product candidates. In addition, if we obtain regulatory approval for any of our product candidates, we expect to incur significant commercialization expenses related to sales, marketing, manufacturing and distribution. Furthermore, we have incurred and expect to continue to incur additional costs associated with operating as a public company. We anticipate that our expenses will increase substantially if and as we:

•
continue to develop and conduct clinical trials, including in expanded geographies such as the United States, for our GH001, GH002 and GH003 product candidates for our initial indications and any additional indications;

•
continue both the technical development and expansion of our external manufacturing capabilities for our current product candidates GH001, GH002 and GH003 and of the medical devices required to deliver these product candidates, such as our proprietary aerosol delivery device for GH001;

•	initiate and continue research and development, including technical, nonclinical, clinical, and discovery efforts for any future product candidates;

•	seek to identify additional product candidates;

•
seek regulatory approvals for our product candidates GH001, GH002 and GH003, including the medical devices required to deliver these product candidates, such as our proprietary aerosol delivery device for GH001, or any other product candidates that successfully complete clinical development;

•	progress any nonclinical programs and any other work that may be required to lift the clinical hold on the study we proposed in our IND for GH001;

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

As of December 31, 2023, we had cash, cash equivalents, other financial assets and marketable securities of $222.7 million, compared to cash, cash equivalents and marketable securities of $251.7 million as of December 31, 2022. We believe that our existing cash, cash equivalents, other financial assets and marketable securities will be sufficient for us to fund our operating expenses and capital expenditure requirements for at least the next 12 months. However, we have based this estimate on assumptions that may prove to be wrong and we could exhaust our capital resources sooner than we expect. Because of the numerous risks and uncertainties associated with product development, we may incorrectly estimate the timing and amounts of increased capital outlays and operating expenses associated with completing the research and development of our product candidates. Our present and future funding requirements and timing and amount of our operating expenditures, both in the near- and long-term, depend on many factors, including, but not limited to:

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

•
the duration of the clinical hold on the study we proposed in our IND for GH001, including the progression of, and associated costs from, any nonclinical programs and any other work necessary to lift the clinical hold, as well as discussions with the FDA and the outcomes and resolution of such discussions;

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

The following table presents information about our current executive officers and directors. The term of each of our directors is one year and, accordingly, will expire at our annual general meeting of shareholders to be held in 2024. Ages are as of March 1, 2024.

Name	Position(s)	Age
Executive Officers
Theis Terwey	Chief Executive Officer	48
Magnus Halle	Managing Director, Ireland	27
Julie Ryan	Vice President, Finance	38
Aaron Cameron	Chief Operating Officer	39
Velichka Valcheva	Chief Medical Officer	49
Non-Executive Directors
Florian Schönharting	Chairman of the Board of Directors	55
Michael Forer	Vice Chairman of the Board of Directors	58
Dermot Hanley	Director	59
Duncan Moore	Director	65

Unless otherwise indicated, the current business address for our executive officers and our non-executive directors is GH Research PLC, Joshua Dawson House, Dawson Street, Dublin 2, D02 RY95, Ireland.

Executive Officers

Theis Terwey, PD Dr. med., has served as our Chief Executive Officer since May 2021. Dr. Terwey is one of our co-founders and was a Director from our founding in 2018 to 2020. Previously, Dr. Terwey was Partner at NB Capital ApS, a position he held from 2015 to 2020, and he served in a variety of roles at NB Capital Research GmbH, where he was Managing Director from 2012 to 2015, and Medical Advisor from 2009 to 2012. Dr. Terwey also served as a Senior Consultant for Forward Pharma A/S, a position he held from 2015 to 2023. Dr. Terwey holds a Dr. med. from Charité — University Medicine Berlin, where he also completed his specialist degree for Internal Medicine.

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

Aaron Cameron, has served as our Chief Operating Officer since January 2024. Prior to this, he served as our Vice President, Technical Development since August 2021, before taking the role of Vice President, Technical Development and Operational Planning in December 2022. Previously Mr. Cameron has served in a number of senior technical, supply chain and program management positions including Viatris, where he was Head of Device Program Management from 2020 to 2021, and Iterum Therapeutics, where he held roles as VP, Supply Chain and Logistics and Director of Drug Product Development and Manufacturing, between 2016 and 2021. From 2013 to 2016, Mr. Cameron served in a variety of roles in R&D in Mylan, after serving in a variety of roles in R&D, Commercialization and Manufacturing in MSD between 2006 and 2012. Mr. Cameron holds a B.Sc. in Chemical and Pharmaceutical Sciences from Dublin City University, a M.Sc. in Industrial Pharmaceutical Science from the Royal College of Surgeons, Dublin, and an MBA from Bradford University.

Velichka (Villy) Valcheva, MD, MSc, has served as our Chief Medical Officer since February 2024. Prior to this, she served as our Vice President, Clinical Research and Medical Affairs since August 2023. Dr. Valcheva has more than 20 years of experience in various leadership roles, with global exposure in pharmaceutical and biotech companies. Dr. Valcheva served as VP and Head of Medical Affairs International for Albireo from 2020 until 2023, as well as Medical Lead/Monitor FIH study and clinical development from 2022. Prior to this, Dr. Valcheva served as Global Senior Medical Director Oncology - Hepatocellular Carcinoma for Ipsen from 2018 to 2020. Dr. Valcheva holds a Dr. Med. from University of Medicine – Plovdiv, Bulgaria, as well as a Masters in Pharmaceutical Medicine from Trinity College Dublin, Ireland, where she is also a lecturer on the post-graduate course in Pharmaceutical Medicine.

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

Michael Forer, has served as the Vice Chairman of our Board of Directors since March 2022 and as a member of our Board of Directors since December 2020. Mr. Forer was a co-founder of ADC Therapeutics SA in 2011 and has served as its initial Chief Executive Officer from 2011 to 2015, its Vice Chairman from 2015 to 2023, its Chief Financial Officer through its IPO on the NYSE from 2015 to 2020, its Executive Vice President from 2015 to 2022 and General Counsel from 2020 to 2022. Previously, Mr. Forer was a board member and Executive Director of Spirogen Sarl from 2008 to 2013, leading up to its acquisition by AstraZeneca in 2013 for $440 million. Mr. Forer has extensive experience as a professional investor in the biotech sector, including leading investments in Spirogen and ADC Therapeutics for Auven Therapeutics Holdings L.P. from 2008 to 2015, as a co-founder and partner in Rosetta Capital Limited from 2001 to present, and as an investment manager at Rothschild Asset Management from 1998 to 2001. Mr. Forer holds a B.A. in economics from the University of Western Ontario and an LL.B. from the University of British Columbia. We believe that Mr. Forer is qualified to serve on our Board of Directors because of his experience, attributes and skills, including his extensive pharmaceutical experience.

Dermot Hanley, has served as a member of our Board of Directors since September 2021. Mr. Hanley is an experienced independent non-executive director and investment banker. He is currently a non-executive board member of numerous private equity backed companies and regulated financial investment funds. These include several group companies of Killiney Maritime I and II since September 2018 and January 2023 respectively, Larix Opportunities Master ICAV since February 2020, Varagon Capital Credit Strategies ICAV since October 2020. Additionally, he has served as Chairperson of 4010 Royalty Fund ICAV since January 2021 CVP Credit Value Fund (Europe) V GP Limited since May 2021, 4010 Royalty Investments ICAV since May 2023 and 4010 Royalty Investments GP, LLC, since July 2023. He founded Nusli in 2012. Previously, Mr. Hanley was Co-Head of Coverage for Barclays Bank Ireland and spent 16 years in international investment banking and capital markets roles with major global firms, including Claret Capital, JP Morgan, Deutsche Bank and Citibank. He is a member of the Governance Advisory Council for The Corporate Governance Institute and is also a longstanding member of the Finance and Economics Committee (Ecotax) at The Irish Business and Employers Confederation. He is a graduate of University College Dublin (BSc) and The Queen’s University of Belfast (MBA) and holds a diploma in corporate governance from The Corporate Governance Institute/Glasgow Caledonia University. We believe that Mr. Hanley is qualified to serve on our Board of Directors because of his experience, attributes and skills, including his extensive executive experience.

Duncan Moore, PhD, has served as a member of our Board of Directors since September 2021. Dr. Moore is a partner at East West Capital Partners since May 2008. Previously, Dr. Moore was a top-ranked pharmaceutical analyst at Morgan Stanley from 1991 to 2008 and was a Managing Director from 1997 to 2008 leading the firm’s global healthcare equity research team. Whilst at the University of Cambridge, he co-founded a medical diagnostics company, Ultra Clone, with two colleagues which led to the beginnings of a 20-year career in healthcare capital markets analysis. In 1986, he was involved in establishing the BankInvest biotechnology funds and was on their scientific advisory board. Dr. Moore was educated in Edinburgh and attended the University of Leeds where he studied Biochemistry and Microbiology. He has a M.Phil. and Ph.D. from the University of Cambridge where he was also a post-doctoral research fellow. Currently, he is an active investor in biomedical companies, he has a board position at Forward Pharma A/S, Cycle Pharma and ASP Isotopes. He is also the Chairman of the Scottish Life Sciences Association and serves on the Board of Governors of Merchiston Castle School in Edinburgh and the International School in Shenzhen in the Peoples Republic of China. We believe that Dr. Moore is qualified to serve on our Board of Directors because of his experience, attributes and skills, including his extensive pharmaceutical and executive experience.

B.	Compensation

Compensation of Directors and Executive Officers

For the year ended December 31, 2023, the aggregate compensation paid to the members of our Board of Directors and our executive officers for services in all capacities, including retirement and similar benefits, was $2.0 million.

On April 27, 2023, we granted the option to purchase 52,500 ordinary shares to certain Executive Officers (excluding Dr. Terwey). These share options had an exercise price of $0.025 per share and have an expiration of seven years from the date of grant. On August 22, 2023, we granted the option to purchase 50,000 ordinary shares to Dr. Valcheva. These share options had an exercise price of $10.83 per share and have an expiration of eight years from the date of grant. On September 26, 2023, we granted the option to purchase 19,899 ordinary shares to members of our Board of Directors. These share options vested on the date of grant, subject to a two-year service condition, and had an exercise price of $0.025 per share and an expiration of seven years from the date of grant.

Equity Incentive Plans

Share Option Plan

We have adopted a share option plan (referred to herein as the Share Option Plan), under which grants of options are made to eligible participants. The purpose of the Share Option Plan is to attract, retain and motivate employees and directors to provide for competitive compensation opportunities, to encourage long term service, to recognize individual contributions and reward achievement of performance goals, and to promote the creation of long term value for our shareholders. As of December 31, 2023, options with respect to 790,720 ordinary shares, having a weighted average exercise price of $10.35 per share, were outstanding under the Share Option Plan.

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

Awards: The number of ordinary shares in respect of which options may be granted under the Share Option Plan will not, when added to the number of ordinary shares which have been or remain to be issued or purchased pursuant to options granted during the immediately preceding 10-year period, exceed 1,202,734 ordinary shares, until otherwise resolved in general meetings of the shareholders. Under the Share Option Plan, equity will be awarded in the form of options. Options will have an exercise price determined by the remuneration committee but will not (unless otherwise determined) be less than the market value of an ordinary share on the day preceding the date of grant. The term of each option will be determined by the remuneration committee, but will not be longer than eight years from the date of grant.

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

Employment Agreements

We have entered into employment agreements with certain of our executive officers. Each of these agreements provides for an initial salary, and generally requires advance notice of termination, typically six months. Some of our executive officers have agreed to covenants not to compete against us or solicit our employees or customers during employment and for a period of up to 12 months following termination.

C.	Board Practices

Board Composition of Directors

Our Board of Directors is composed of four members. The current members of our Board of Directors were reelected at our annual general meeting of shareholders in 2023 and will serve until our next annual general meeting in 2024.

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

Diversity

We do not have a “diverse” Board of Directors as defined in Nasdaq Rule 5605(f). We are a clinical-stage company with four directors, and are thus deemed to be a “company with a smaller board” as defined in Nasdaq Rule 5605(f)(2)(D). As a result of being a clinical-stage company, there has not yet been an opportunity to consider “diverse” candidates. That being said, we believe in having a diverse workforce and will consider “diverse” director candidates when an opportunity arises. Our nominating and corporate governance committee, within the purview of its mandate, has the responsibility to take diversity into consideration as part of the overall director selection and nomination processes and to make the identification of diverse candidates a search criterion. The matrix below sets forth a summary of the diversity of our Board of Directors as of both March 9, 2023 and March 7, 2024:

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

As of December 31, 2023, we had forty-nine employees. Thirty-four employees are engaged in research and development activities with the rest providing administrative, business and operations support.

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

The following table presents information relating to the beneficial ownership of our ordinary shares as of December 31, 2023:

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

The percentage of beneficial ownership in the table below is based on 52,028,145 ordinary shares outstanding as of December 31, 2023. Options to purchase shares that are exercisable within 60 days are deemed to be beneficially owned by the persons holding these options for the purpose of computing percentage ownership of that person, but are not treated as outstanding for the purpose of computing any other person’s ownership percentage.

As of December 31, 2023, to our knowledge, 4 U.S. record holders held approximately 78.2% of our issued and outstanding ordinary shares. The actual number of shareholders is greater than this number of record holders and includes shareholders who are beneficial owners but whose shares are held in street name by brokers and other nominees. This number of holders of record also does not include shareholders whose shares may be held in trust or by other entities.

Except as otherwise indicated in the table below, addresses of the directors, executive officers and named beneficial owners are in care of GH Research PLC, Joshua Dawson House, Dawson Street, Dublin 2, D02 RY95, Ireland.

Principal Shareholders	Number of Ordinary Shares Beneficially Owned	Percentage of Ordinary Shares Beneficially Owned
5% or Greater Shareholders
BVF(1)	10,400,158	20.0%
RA Capital(2)	5,587,333	10.7%
RTW Investments LP(3)	3,327,129	6.4%
FMR LLC(4)	3,136,869	6.0%
Lynx1 Capital Management LP(5)	2,994,059	5.8%
Executive Officers and Directors
Theis Terwey	6,188,070	11.9%
Magnus Halle	*	*
Julie Ryan	*	*
Aaron Cameron	*	*
Velichka Valcheva	*	*
Florian Schönharting	14,824,419	28.5%
Michael Forer	*	*
Dermot Hanley	*	*
Duncan Moore	*	*
All executive officers and directors as a group (9 persons)	21,248,095	40.8%

*	Represents beneficial ownership of less than 1% of our total outstanding ordinary shares.

(1)
Based solely on the Form 13F Holdings Report filed with the SEC by BVF Inc. on February 14, 2024 and consists of ordinary shares held by Biotechnology Value Fund, L.P. (“BVF”), including ordinary shares held by Biotechnology Value Fund II, L.P. (“BVF2”) and Biotechnology Value Trading Fund OS L.P. (“Trading Fund OS”). BVF (“BVF GP”), as the general partner of BVF, may be deemed to beneficially own the shares beneficially owned by BVF. BVF II GP L.L.C. (“BVF2 GP”), as the general partner of BVF2, may be deemed to beneficially own the shares beneficially owned by BVF2. BVF Partners OS Ltd. (“Partners OS”), as the general partner of Trading Fund OS, may be deemed to beneficially own the shares beneficially owned by Trading Fund OS. BVF GP Holdings L.L.C. (“BVF GPH”), as the sole member of each of BVF GP and BVF2 GP, may be deemed to beneficially own the shares beneficially owned in the aggregate by BVF and BVF2. BVF Partners L.P. (“Partners”), as the general partner of BVF and BVF2, the sole member of Partners OS, and the investment manager of Trading Fund OS, may be deemed to beneficially own the shares beneficially owned in the aggregate by BVF, BVF2 and Trading Fund OS. BVF Inc., as the general partner of Partners, may be deemed to beneficially own the shares beneficially owned by Partners. Mark Lampert, as a director and officer of BVF Inc., may be deemed to beneficially own the shares beneficially owned by BVF Inc. The address of the above persons and entities is 44 Montgomery Street, 40th Floor, San Francisco, CA 94104.

(2)
Based solely on the Schedule 13G/A filed with the SEC by RA Capital Management, L.P. (“RA Capital”) on February 14, 2024 and consists of ordinary shares held by RA Capital Healthcare Fund, L.P. (the “Fund”) and RA Capital Nexus Fund II, L.P. (the “Nexus Fund II”). RA Capital Healthcare Fund GP, LLC is the general partner of the Fund and RA Capital Nexus Fund II GP, LLC is the general partner of the Nexus Fund II. The general partner of RA Capital is RA Capital Management GP, LLC, of which Dr. Kolchinsky and Mr. Shah are the controlling persons. RA Capital serves as investment advisor for the Fund and the Nexus Fund II and may be deemed a beneficial owner, for purposes of Section 13(d) of the Exchange Act, of any securities held by the Fund and the Nexus Fund II. The Fund and the Nexus Fund II have delegated to RA Capital the sole power to vote and the sole power to dispose of all securities held in the Fund’s and the Nexus Fund II’s portfolios, including the Company’s ordinary shares. As managers of RA Capital, Dr. Kolchinsky and Mr. Shah may be deemed beneficial owners, for purposes of Section 13(d) of the Exchange Act, of any securities beneficially owned by RA Capital. The address of RA Capital is 200 Berkeley Street, 18th Floor, Boston MA 02116.

(3)
Based solely on the Schedule 13G filed with the SEC by RTW Investments, LP on February 14, 2024 and consists of ordinary shares directly held by certain funds (the “RTW Funds”) to which RTW Investments serves as investment adviser. As a result, RTW Investments may be deemed a beneficial owner of the ordinary shares directly held by the RTW Funds. Dr. Roderick Wong serves as Managing Partner and Chief Investment Officer of RTW Investments, and as a result may also be deemed a beneficial owner of any securities directly held by the RTW Funds. The address of the business office of the above persons and entities is 40 10th Avenue, Floor 7, New York, New York 10014.

(4)
Based solely on the 13G/A filed with the SEC by FMR LLC on February 9, 2024 and consists of ordinary shares held by FMR LLC or certain of its subsidiaries and affiliates. Abigail P. Johnson is a Director, the Chairman and the Chief Executive Officer of FMR LLC. Members of the Johnson family, including Abigail P. Johnson, are the predominant owners, directly or through trusts, of Series B voting common shares of FMR LLC, representing 49% of the voting power of FMR LLC. The Johnson family group and all other Series B shareholders have entered into a shareholders' voting agreement under which all Series B voting common shares will be voted in accordance with the majority vote of Series B voting common shares. Accordingly, through their ownership of voting common shares and the execution of the shareholders' voting agreement, members of the Johnson family may be deemed, under the Investment Company Act of 1940, to form a controlling group with respect to FMR LLC. The address of FMR LLC is 245 Summer Street, Boston, Massachusetts 02210.

(5)
Based solely on the 13G/A filed with the SEC by Lynx1 Capital Management LP (the “Investment Manager”) on February 16, 2024 and consists of ordinary shares held by Lynx1 Master Fund LP (the “Lunx1 Fund”). Mr. Weston Nichols, the sole member of Lynx1 Capital Management GP LLC, the general partner of the Investment Manager, may be deemed a beneficial owner for purposes of Section 13(d) of the Exchange Act with respect to the Ordinary Shares directly held by the Lynx1 Fund. The address of the Investment Manager is 151 Calle de San Francisco, Suite 200, PM 1237, San Juan, PR 00901-1607 and the address of Weston Nichols is c/o Lynx1 Capital Management LP, 151 Calle de San Franciso, Suite 200, PMB 1237, San Juan, PR 00901-1607.

B.	Related Party Transactions

The following is a description of related party transactions we have entered into since January 1, 2023 with any members of our Board of Directors, our executive officers and the holders of more than 5% of our ordinary shares, other than compensation arrangements which are described under “Item 6. Directors, Senior Management and Employees.”

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

Legal Proceedings

From time to time, we may be a party to litigation or subject to claims incident to the ordinary course of business. Although the results of litigation and claims cannot be predicted with certainty, we currently believe that the final outcome of these ordinary course matters will not have a material adverse effect on our results of operations, cash flows and financial position. Regardless of the outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources and other factors. We were not a party to any material litigation and did not have material contingency reserves established for any liabilities as of December 31, 2023.

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

ITEM 9.	THE OFFER AND LISTING

A.	Offer and Listing Details

See “—C. Markets” below.

B.	Plan of Distribution

Not applicable.

C.	Markets

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

Under the laws of Ireland, except as indicated below, there are currently no restrictions on the export or import of capital, including foreign exchange controls or restrictions that affect the remittance of dividends, interest or other payments to non-resident holders of our ordinary shares. New restrictions are expected to come into effect in the second quarter of 2024, as detailed below.

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

The Screening of Third Country Transactions Act 2023 of Ireland, or the FDI Act, introduces a foreign direct investment screening system in Ireland which is expected to come into effect in the second quarter of 2024. The FDI Act will require parties to certain acquisition and/or investment transactions involving (i) Irish companies and business undertakings in a range of sectors (including critical health infrastructure); and (ii) acquiring/investing parties established in countries outside of the EEA and Switzerland, or third countries, to provide notice of such transactions to the Irish Minister for Enterprise, Trade and Employment for prior approval. The Minister would then determine if the relevant transaction poses a risk to Ireland’s security or public order and may, where deemed appropriate, prevent the transaction from being consummated or otherwise impose conditions on the transaction. The Minister may also review transactions for which he/she has not received notice, if the Minister has reasonable grounds for believing that a given transaction poses a risk to Ireland’s security or public order, whether such transaction has been completed or not. The FDI Act will also result in increased information sharing and co-operation with other Member States of the EU in light of the EU Investment Screening Regulation (Regulation (EU) 2019/452).

E.	Taxation

The following discussion is based on the tax laws, regulations and regulatory practices of the United States and Ireland as in effect on the date hereof, which are subject to change (or subject to changes in interpretation), possibly with retroactive effect.

Current and prospective shareholders are advised to consult their own tax advisors in light of their particular circumstances as to the U.S. or Irish tax laws, regulations and regulatory practices that could be relevant for them in connection with owning and selling or otherwise disposing of our ordinary shares and receiving dividends and similar cash or in-kind distributions on our ordinary shares (including dividends on liquidation proceeds and share dividends) or distributions on our ordinary shares based upon a capital reduction or reserves paid out of capital contributions and the consequences thereof under the tax laws, regulations and regulatory practices of the United States or Ireland.

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

If an entity or arrangement that is classified as a partnership for U.S. federal income tax purposes holds ordinary shares, the U.S. federal income tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. Partnerships holding ordinary shares and partners in such partnerships should consult their tax advisors as to the particular U.S. federal income tax consequences of owning and disposing of the ordinary shares in their circumstances.

This discussion is based on the Code, administrative pronouncements, judicial decisions, final, temporary and proposed U.S. Treasury regulations, and the income tax treaty between Ireland and the United States, or the Treaty, all as of the date hereof, any of which is subject to change or differing interpretations, possibly with retroactive effect.

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

U.S. Treasury regulations that apply to taxable years beginning on or after December 28, 2021, or the Foreign Tax Credit Regulations, may in some circumstances prohibit a U.S. person from claiming a foreign tax credit with respect to certain non-U.S. taxes that are not creditable under applicable income tax treaties. The U.S. Internal Revenue Service, or the IRS, recently released notices which indicated that the U.S. Treasury Department and the IRS are considering amendments to the Foreign Tax Credit Regulations and provide temporary relief from certain of their provisions until such time as the IRS issues a subsequent notice or other guidance withdrawing or modifying the temporary relief (or any later date specified in the relevant notice or guidance). U.S. investors that are not eligible for Treaty benefits should consult their tax advisors regarding the creditability or deductibility of any non-U.S. taxes imposed on them. This discussion does not apply to investors in this special situation. U.S. Holders should consult their tax advisors concerning the U.S. federal, state, local and non-U.S. tax consequences of owning and disposing of ordinary shares in their particular circumstances.

Passive Foreign Investment Company Rules

Under the Code, we will be a PFIC for any taxable year in which, after the application of certain “look-through” rules with respect to our subsidiaries, either (i) 75% or more of our gross income consists of “passive income,” or (ii) 50% or more of the average quarterly value of our assets consists of assets that produce, or are held for the production of, “passive income.” For purposes of the calculations above, we will be treated as if we hold our proportionate share of the assets of, and receive directly our proportionate share of the income of, any other corporation in which we directly or indirectly own at least 25%, by value, of the shares of such corporation. Passive income generally includes dividends, interest, rents, certain non-active royalties, and capital gains. Based on our current operations, income, assets and certain estimates and projections, including as to the relative values of our assets, including goodwill, which is based on the price of our ordinary shares, we believe that we were a PFIC for our 2023 taxable year due to interest income we recognized (which is passive income for purposes of the PFIC rules) and the fact that we generated no other active income. Additionally, we expect to recognize interest income in 2024 and, therefore, we anticipate that we will likely be a PFIC in 2024 and may also be a PFIC in future taxable years. However, because our PFIC status is a factual annual determination that can be made only after the end of the relevant taxable year, our PFIC status for 2024 or any future taxable year is uncertain. If we are a PFIC for any year during which a U.S. Holder holds ordinary shares, we would generally continue to be treated as a PFIC with respect to such holder for all succeeding years during which such holder holds ordinary shares, even if we ceased to meet the threshold requirements for PFIC status, unless the U.S. Holder makes a “deemed sale” election, which would allow the U.S. Holder to eliminate the continuing PFIC status under certain circumstances but would require the U.S. Holder to recognize gain taxed under the general PFIC rules described below. Prospective investors should invest in our ordinary shares only if they are willing to bear the U.S. federal income tax consequences associated with an investment in a PFIC.

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

Alternatively, if we were a PFIC and if the ordinary shares were “regularly traded” on a “qualified exchange,” a U.S. Holder may avoid the general PFIC tax consequences discussed above if such U.S. Holder makes a mark-to-market election with respect to the ordinary shares at the close of the first taxable year in which such holder holds our ordinary shares. Nasdaq, on which the ordinary shares are listed, is a qualified exchange for this purpose. Once made, the election cannot be revoked without the consent of the IRS unless the ordinary shares cease to be marketable.

If a U.S. Holder makes the mark-to-market election with respect to the first taxable year that we are a PFIC and the U.S. Holder holds our ordinary shares, such holder will generally recognize as ordinary income any excess of the fair market value of such holder’s ordinary shares at the end of each taxable year in which we are a PFIC over their adjusted tax basis, and will recognize an ordinary loss in respect of any excess of the adjusted tax basis of the ordinary shares over their fair market value at the end of such taxable year (but only to the extent of the net amount of income previously included as a result of the mark-to-market election). The U.S. Holder’s tax basis in their ordinary shares will be adjusted to reflect these income or loss amounts. Any gain recognized on the sale or other disposition of ordinary shares in a year when we are a PFIC will be treated as ordinary income and any loss will be treated as an ordinary loss (but only to the extent of the net amount of income previously included as a result of the mark-to-market election). Any gain or loss recognized on the sale or other disposition of ordinary shares in a year when we are not a PFIC will generally be taxed in the manner described below under “—Sale or Other Disposition of Ordinary Shares.” Subject to the discussion in the immediately succeeding paragraph, any distributions will generally be taxed in a manner described below under “—Taxation of Distributions.” This election will not apply to any of our non-U.S. subsidiaries. Accordingly, a U.S. Holder may continue to be subject to tax under the PFIC excess distribution regime with respect to any Lower-tier PFICs notwithstanding a mark-to-market election for the ordinary shares.

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

We will endeavor to provide information necessary for U.S. Holders to make a QEF Election with respect to us for the 2023 taxable year and currently intend to provide such information for any subsequent year if we believe we are a PFIC in such year, but there is no assurance that we will timely provide this information. Moreover, even if we provide this information regarding us and any wholly-owned subsidiaries on a timely basis, we may not be able to furnish this information with respect to a non-wholly-owned Lower-tier PFIC, if any. There is also no assurance that we will have timely knowledge of our status as a PFIC in the future or of the information that a U.S. Holder would need to provide in order to make a valid election.

If a U.S. Holder makes a QEF Election with respect to a PFIC, the U.S. Holder will be taxed on its pro rata share of the PFIC’s ordinary earnings and net capital gain (at ordinary income and capital gain rates, respectively) for each taxable year that the entity is a PFIC. If a U.S. Holder makes a QEF Election with respect to us, any distributions paid by us out of our earnings and profits that were previously included in the U.S. Holder’s income under the QEF Election would not be taxable to the U.S. Holder. A U.S. Holder will increase its tax basis in its ordinary shares by an amount equal to any income included under the QEF Election and will decrease its tax basis by any amount distributed on the ordinary shares that is not included in the U.S. Holder’s income. In addition, a U.S. Holder will recognize capital gain or loss on the disposition of ordinary shares in an amount equal to the difference between the amount realized and the U.S. Holder’s adjusted tax basis in the ordinary shares, as determined in U.S. dollars. U.S. Holders should note that if they make QEF Elections with respect to us or any Lower-tier PFICs, they may be required to pay U.S. federal income tax with respect to their ordinary shares for any taxable year significantly in excess of any cash distributions received on the ordinary shares for such taxable year. U.S. Holders should consult their tax advisors regarding making QEF Elections in their particular circumstances.

U.S. Holders should consult their tax advisors regarding whether we are a PFIC and the potential application of the PFIC rules.

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

PROSPECTIVE U.S. HOLDERS SHOULD CONSULT THEIR TAX ADVISORS REGARDING THE CONSEQUENCES OF OUR PFIC STATUS ON AN INVESTMENT IN ORDINARY SHARES.

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

Subject to applicable limitations, some of which vary depending upon the U.S. Holder’s particular circumstances, Irish income taxes withheld from dividends on ordinary shares (at a rate not exceeding the rate provided by the Treaty) will be creditable against the U.S. Holder’s U.S. federal income tax liability. The rules governing foreign tax credits are complex and U.S. Holders should consult their tax advisors regarding the creditability of foreign taxes in their particular circumstances. In lieu of claiming a foreign tax credit, U.S. Holders may, at their election, deduct foreign taxes, including any Irish income tax, in computing their taxable income, subject to generally applicable limitations under U.S. law. An election to deduct foreign taxes instead of claiming foreign tax credits applies to all foreign taxes paid or accrued in the taxable year.

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

Information with Respect to Foreign Financial Assets

Certain U.S. Holders who are individuals (and certain entities) may be required to report information relating to an interest in our ordinary shares, subject to certain exceptions (including an exception for ordinary shares held in accounts maintained by certain U.S. financial institutions). U.S. Holders should consult their tax advisors regarding the effect, if any, of this legislation on their ownership and disposition of the ordinary shares.

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

A transfer of shares of GH Research PLC by a seller who holds shares directly to any buyer, or by a seller who holds the shares beneficially to a buyer who holds the acquired shares directly, may be subject to Irish stamp duty (currently at the rate of 1% of the price paid or the market value of the shares acquired, if higher). Stamp duty is generally a liability of the buyer or transferee. A shareholder who holds shares of GH Research PLC directly may transfer those shares into his or her own broker account (or vice versa) without giving rise to Irish stamp duty provided there is no change in the ultimate beneficial ownership of the shares as a result of the transfer and the transfer is not in contemplation of a sale of the shares. In order to benefit from this exemption from stamp duty, the seller must confirm to GH Research PLC’s transfer agent that there is no change in the ultimate beneficial ownership of the shares as a result of the transfer and the transfer is not in contemplation of a sale of the shares.

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

Irish domestic law provides that a non-Irish resident shareholder is not subject to DWT on dividends received from us if such shareholder is beneficially entitled to the dividend and is either:

•
a person (not being a company) resident for tax purposes in a Relevant Territory (including the United States) and is neither resident nor ordinarily resident in Ireland (the current list of Relevant Territories for DWT purposes are: Albania, Armenia, Australia, Austria, Bahrain, Belarus, Belgium, Bosnia & Herzegovina, Botswana, Bulgaria, Canada, Chile, China, Croatia, Cyprus, Czech Republic, Denmark, Egypt, Estonia, Ethiopia, Finland, France, Georgia, Germany, Ghana, Greece, Hong Kong, Hungary, Iceland, India, Israel, Italy, Japan, Kazakhstan, Kenya, Korea, Kosovo, Kuwait, Latvia, Lithuania, Luxembourg, Macedonia, Malaysia, Malta, Mexico, Moldova, Montenegro, Morocco, Netherlands, New Zealand, Norway, Pakistan, Panama, Poland, Portugal, Qatar, Romania, Russia, Saudi Arabia, Serbia, Singapore, Slovak Republic, Slovenia, South Africa, Spain, Sweden, Switzerland, Thailand, The Republic Of Turkey, Ukraine, United Arab Emirates, UK, United States, Uzbekistan, Vietnam and Zambia);

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

•
a company, which is not resident for tax purposes in Ireland, whose principal class of shares (or those of its 75% direct or indirect parent) is substantially and regularly traded on a stock exchange in Ireland, on a recognized stock exchange in a Relevant Territory or on such other stock exchange approved by the Irish Minister for Finance; or

•
a company, which is not resident for tax purposes in Ireland, that is wholly-owned, directly or indirectly, by two or more companies where the principal class of shares of each of such companies is substantially and regularly traded on a stock exchange in Ireland, on a recognized stock exchange in a Relevant Territory or on such other stock exchange approved by the Irish Minister for Finance, and provided, in all cases noted above, we have received from the shareholder, where required, the relevant DWT Form(s) prior to the payment of the dividend and such DWT Form(s) remain valid.

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

CAT is levied at a rate of 33% above certain tax-free thresholds. The appropriate tax-free threshold is dependent upon (i) the relationship between the donor and the donee, and (ii) the aggregation of the values of previous taxable gifts and taxable inheritances received by the donee from persons within the same group threshold. Gifts and inheritances passing between spouses of the same marriage or civil partners of the same civil partnership are exempt from CAT. Children have a tax free threshold of €335,000 in respect of taxable gifts or inheritances received from their parents. Our shareholders should consult their own tax advisors as to whether CAT is creditable or deductible in computing any domestic tax liabilities.

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

Foreign Exchange Risk

We operate internationally and are exposed to foreign exchange risk arising from various currency exposures, primarily with respect to U.S. dollar, euro and pounds sterling.

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

Our cash and cash equivalents, other financial assets and marketable securities are predominantly maintained in U.S. dollar and we are exposed to foreign exchange risk in our subsidiary as its functional currency is euro. Our subsidiary holds significant cash deposits and other financial assets denominated in U.S. dollar. Accordingly, future changes in the exchange rates of euro and the U.S. dollar will expose the Group to currency gains or losses that will impact the reported amounts of income and expenses and the impact could be material.

For the year ended December 31, 2023, we recognized a foreign exchange loss of $2.6 million, compared to a foreign exchange gain of $7.2 million for the year ended December 31, 2022. The foreign exchange loss was primarily due to the weakening of the U.S. dollar versus the euro in the year which results in a loss on the translation of the U.S. dollar cash and other financial assets holding of our subsidiary. Movement in foreign exchange rates could positively or negatively impact us and the effect could be material.

We do not believe there is currently a need to enter into specific contracts to reduce the exposure to changes in foreign exchange rates, such as by entering into options or forward contracts. We may in the future consider using options or forward contracts to manage currency transaction exposures.

At December 31, 2023, if the U.S. dollar had weakened / strengthened by 10% against the euro with all other variables held constant, the loss before tax for the year would have been $6.4 million higher / lower compared to $8.5 million higher/lower at December 31, 2022, mainly due to the translation of cash and other financial assets held in U.S. dollar in our subsidiary, GH Research Ireland Limited, whose functional currency is euro.

Credit Risk

Credit risk is the risk that a counterparty will not meet its obligations under a financial instrument or customer contract, leading to a financial loss. We are primarily exposed to credit risk on our cash and cash equivalents, other financial assets and marketable securities. Our cash balance is maintained with well-established, highly rated financial institutions. As of December 31, 2023, the cash balance is held at three banks that have a minimum S&P’s credit rating of A-. As of December 31, 2023, we hold investments in investment grade bonds and in money market funds (“the Portfolio”). These investments are exposed to credit risk in the event of default of the counterparty. We do not invest in equity instruments or derivatives and none of the bonds are individually above 3% of the value of the Portfolio.

Interest Rate Risk

Interest rate risk is the risk of a change in the price of a financial instrument due to fluctuations in interest rates, leading to a financial loss. We are exposed to interest rate risk on our marketable securities. The value of our marketable securities would decrease in the short term in the event of an interest rate increase in alternative investments.

As of December 31, 2023, if interest rates had increased / decreased by 50 basis points, with all other variables held constant, the Group’s total comprehensive loss would have been $0.7 million higher / lower (2022: $1.1 million higher / lower), due to the movement in the fair value of the Group’s marketable securities.

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

The Company’s management, with the participation of the Company’s Chief Executive Officer and Vice President, Finance, has evaluated the effectiveness of the Company’s disclosure controls and procedures (as defined in Exchange Act Rule 13a-15(e)) as of December 31, 2023. Based on such evaluations, our Chief Executive Officer and Vice President, Finance, have concluded that these disclosure controls and procedures were not effective as of the end of the period covered by this Annual Report. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.

B.	Management’s Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. This rule defines internal control over financial reporting as a process designed by, or under the supervision of, a company's principal executive officer and principal financial officer and effected by the board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS as issued by the International Accounting Standards Board (‘IASB’) and includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2023. This assessment was performed under the direction and supervision of our Chief Executive Officer and our Vice President, Finance, and based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO.

Based on such evaluation, management, including our Chief Executive Officer and Vice President, Finance concluded that, as a result of material weaknesses in our internal control over financial reporting described below, our internal control over financial reporting was not effective as of December 31, 2023.

In connection with the preparation and review of our financial statements for the year ended December 31, 2023, we have identified material weaknesses in our internal control over financial reporting. We determined that we lacked a sufficient number of trained professionals with an appropriate level of accounting knowledge, training and experience to:

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

Remediation Efforts

We are committed to remediating the control deficiencies that gave rise to material weaknesses. We undertook efforts to remediate the previously disclosed material weaknesses, implemented a company-wide controls program, and continued to take steps to strengthen our internal controls. We took various steps to address the material weaknesses which included the following during the year ended December 31, 2023:

•
hired additional professionals to enhance the depth and competence of our accounting and finance team and strengthened the overall oversight and review procedures with regards to segregation of duties, financial reporting, financial processes and procedures and overall internal control procedures;

•	implemented business process-level controls across all significant accounts; and

•	implemented information technology systems to support our internal controls over financial reporting processes and procedures, including segregation of duties.

Although we made substantial progress throughout the year, in addressing the control deficiencies identified in our annual assessment, until the remediation process is completed and the required internal controls over financial reporting have been fully implemented and operated for a sufficient period of time to be able to conclude that the controls are effective, the material weaknesses described above will continue to exist.

Notwithstanding the existence of material weaknesses as described above, we believe that the consolidated financial statements in this Annual Report fairly present, in all material respects, our financial position, results of operations and cash flows as of the dates, and for the periods, presented, in conformity with IFRS.

C.	Attestation Report of the Registered Public Accounting Firm

This Annual Report does not include an attestation report of the Company’s registered public accounting firm because we are an emerging growth company under the JOBS Act.

D.	Changes in Internal Control Over Financial Reporting

There were no changes to internal control over financial reporting (as defined in Exchange Act Rule 13a-15(f)) during the year ended December 31, 2023, that would have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

We have adopted a Code of Business Conduct and Ethics, or the Code of Ethics, that is applicable to all of our employees, executive officers and directors. The Code of Ethics is available on our website www.ghres.com. The audit committee of our Board of Directors is responsible for overseeing the Code of Ethics and is required to approve any waivers of the Code of Ethics for employees, executive officers and directors. We expect that any substantive amendments to the Code of Ethics will be disclosed on our website and we will also publicly disclose any waivers for executive officers or directors of its requirements on our website within four business days following such waiver. For the year ended December 31, 2023, we did not grant any waivers of the Code of Ethics for executive officers or directors.

C.	Principal Accountant Fees and Services

For the years ended December 31, 2023 and 2022, PricewaterhouseCoopers, the Irish member firm of PricewaterhouseCoopers International Limited, acted as our independent registered public accounting firm.

“PwC entities” means PricewaterhouseCoopers, the auditor of the Company, as well as all of the foreign entities belonging to the PwC network of individual firms.

The following table summarizes the approximate fees for services rendered by PwC entities for the years ended December 31, 2023 and 2022:

	For the Years Ended
	December 31,
	2023	2022
	(In USD thousands)
Audit fees	767	547
Total Fees	767	547

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

Pre-Approval Policies and Procedures

In accordance with the requirements of the Sarbanes-Oxley Act and rules issued by the SEC, our audit committee reviews and pre-approves all audit and permitted non-audit services performed by our independent registered public accounting firm. The procedures require that all proposed future engagements of our independent registered public accounting firm for audit and permitted non-audit work are submitted to our audit committee for approval prior to the beginning of any such service. In accordance with this policy, all services performed by, and all fees paid to PwC entities after our initial public offering were approved by our audit committee, following its formation.

D.	Exemptions from the Listing Standards for Audit Committees

None.

E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

During the year ended December 31, 2023, no purchases of our equity securities were made by or on behalf of GH Research PLC or any affiliated purchaser.

F.	Change in Registrant’s Certifying Accountant

None.

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

H.	Mine Safety Disclosure

Not applicable.

I.	Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

J.	Insider Trading Policies

Not applicable.

K.	Cybersecurity

Cybersecurity risk management is an integral part of our overall enterprise risk management strategy. As a young and rapidly growing company and given the ever-evolving nature of cybersecurity risks, we regularly review and seek to improve our strategies for addressing cybersecurity risks and threats. Our approach to cybersecurity risk management involves identifying, monitoring, assessing, and responding to cybersecurity threats and incidents, facilitating coordination across different departments of the Company, and escalating issues within management and to the Board of Directors, as appropriate.

We engage a third-party IT service provider to assist us with implementation and operation of technical controls designed to identify, assess, manage and mitigate cybersecurity risks. This includes management of endpoints, patches, user access and incidents, as well as IT change management. Cybersecurity awareness training is also provided to employees on an ongoing basis. We also have processes in place to oversee and identify risks from cybersecurity threats associated with our use of third-party vendors and service providers.

Management is responsible for identifying, assessing and managing material cybersecurity risks on an ongoing basis. Cybersecurity risk management is under the direction of our co-founder and Managing Director, Ireland who has maintained responsibility for IT and cybersecurity since the establishment of the Company. He is assisted in this role by our Finance team, professional IT consultants that we engage from time to time and our third-party IT service provider. Management receives updates and reports from our third-party IT service provider regarding cybersecurity matters on a regular basis. Management provides quarterly updates to the audit committee regarding IT and cybersecurity risks and mitigation strategies in place to address them.

Our Board of Directors has ultimate oversight responsibility for enterprise risk management, including cybersecurity risk management, and delegates cybersecurity risk management oversight to the audit committee. The audit committee meets on a quarterly basis and is responsible for reviewing the Company’s approach and practices with respect to risk assessment and management, which includes cybersecurity risks. On at least an annual basis, management provides an update to the Board of Directors on cybersecurity risk. Additionally, management would follow a risk-based escalation process to notify the audit committee and Board of Directors outside of the cycle of regular updates if they identify an emerging risk or material issue. As part of such process, any material cybersecurity incidents would be escalated by management to the Board of Directors.

Despite our efforts, we cannot eliminate all risks from cybersecurity threats. We cannot provide assurances that we have not experienced an undetected cybersecurity incident, and we cannot guarantee that our information technology systems include sufficient controls to prevent future cybersecurity incidents. For more information about these risks and how they have impacted our Company, please see “Item 3. Key Information—D. Risk Factors—Risks Related to Employee Matters, Managing Our Business and Operations—Cyber-attacks or other failures in our telecommunications or IT systems, or those of our collaborators, CROs, third-party logistics or other service providers, distributors, suppliers or other contractors or consultants, could result in information theft, data corruption and significant disruption or unavailability of our business operations”.

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have responded to Item 18 in lieu of this item.

ITEM 18.	FINANCIAL STATEMENTS

Financial Statements are filed as part of this Annual Report, beginning on page F-1.

ITEM 19.	EXHIBITS

The following documents are filed as part of this Annual Report.

EXHIBIT INDEX

Incorporation by Reference
Exhibit No.	Description	Form	File No.	Exhibit No.	Filing Date
1.1	Constitution of GH Research PLC	20-F	001-40530	1.1	March 9, 2023
2.1*	Description of Securities
4.1	Form of Registration Rights Agreement between GH Research PLC and the shareholders listed therein	F-1/A	333-256796	10.1	June 21, 2021
4.2§	GH Research PLC Share Option Plan	S-8	333-270422	99	March 9, 2023
8.1	List of subsidiaries	F-1	333-256796	21.1	June 4, 2021
12.1*	Certification of Principal Executive Officer Pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification of Principal Financial Officer Pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1*	Certification of Principal Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2*	Certification of Principal Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of PricewaterhouseCoopers, independent registered public accounting firm
97.1*	Policy for the Recovery of Erroneously Awarded Compensation
101.INS	Inline XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*	Filed herewith.

§	Management contract, compensatory plan or arrangement.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

GH Research PLC

Date:	March 7, 2024	By:	/s/ Theis Terwey
			Name:	Theis Terwey
			Title:	Chief Executive Officer

By:	/s/ Julie Ryan
	Name:	Julie Ryan
	Title:	Vice President, Finance

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of GH Research PLC

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of GH Research PLC and its subsidiary (the “Company”) as of December 31, 2023 and 2022, and the related consolidated statements of comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2023, including the related notes (collectively referred to as the “consolidated financial statements”).  In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

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

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB.  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting.  Accordingly, we express no such opinion.

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

/s/PricewaterhouseCoopers

Dublin, Ireland
March 7, 2024

We have served as the Company’s auditor since 2021.

GH RESEARCH PLC
Consolidated statement of comprehensive income

		Year ended December 31,
		2023	2022	2021
	Note	$’000	$’000	$’000
Operating expenses
Research and development	3	(29,821)	(20,484)	(8,553)
General and administration	3	(11,401)	(10,070)	(6,547)
Loss from operations		(41,222)	(30,554)	(15,100)

Finance income	5	8,978	1,166	—
Finance expense	5	(723)	(123)	(9)
Movement of expected credit loss	10	1	(121)	—
Foreign exchange (loss)/gain	18	(2,621)	7,176	5,907
Total other income		5,635	8,098	5,898

Loss before tax		(35,587)	(22,456)	(9,202)
Tax charge/(credit)	6	—	—	—
Loss for the year		(35,587)	(22,456)	(9,202)

Other comprehensive (expense)/income
Items that may be reclassified to profit or loss
Fair value movement on marketable securities	10	(95)	558	—
Currency translation adjustment		2,528	(7,132)	(6,103)
Total comprehensive loss for the year		(33,154)	(29,030)	(15,305)

Attributable to owners:
Loss for the year		(35,587)	(22,456)	(9,202)
Total comprehensive loss for the year		(33,154)	(29,030)	(15,305)

Loss per share
Basic and diluted loss per share (in USD)	20	(0.68)	(0.43)	(0.21)

The accompanying notes to the consolidated financial statements are an integral part of these consolidated financial statements.

GH RESEARCH PLC
Consolidated statement of financial position

		At December 31,
		2023	2022
	Note	$’000	$’000
ASSETS
Current assets
Cash and cash equivalents	8	78,420	165,955
Other financial assets	8	55,615	—
Marketable securities	10	27,525	—
Other current assets	9	2,529	2,586
Total current assets		164,089	168,541
Non-current assets
Marketable securities	10	61,142	85,724
Property, plant and equipment	11	1,069	97
Total non-current assets		62,211	85,821
Total assets		226,300	254,362

LIABILITIES AND EQUITY
Current liabilities
Trade payables	12	3,490	1,868
Lease liability	14	343	—
Other current liabilities	13	2,868	2,678
Total current liabilities		6,701	4,546
Non-current liabilities
Lease liability	14	631	—
Total non-current liabilities		631	—
Total liabilities		7,332	4,546

Equity attributable to owners
Share capital	15	1,301	1,301
Additional paid-in capital	15	291,463	291,448
Other reserves	15	4,651	2,595
Foreign currency translation reserve	15	(10,507)	(13,035)
Accumulated deficit		(67,940)	(32,493)
Total equity		218,968	249,816
Total liabilities and equity		226,300	254,362

The accompanying notes to the consolidated financial statements are an integral part of these consolidated financial statements.

GH RESEARCH PLC
Consolidated statement of changes in equity

	Attributable to owners
	Share capital	Additional paid-in capital	Other reserves	Foreign currency translation reserve	Accumulated deficit	Total
	$’000	$’000	$’000	$’000	$’000	$’000
	Note 15	Note 15	Note 15	Note 15
At January 1, 2021	871	5,430	—	200	(835)	5,666
Loss for the year	—	—	—	—	(9,202)	(9,202)
Translation adjustment	—	—	—	(6,103)	—	(6,103)
Total comprehensive loss for the year	—	—	—	(6,103)	(9,202)	(15,305)
Share-based compensation expense	—	—	366	—	—	366
Corporate reorganization	(160)	160	—	—	—	—
Issue of share capital	590	285,858	—	—	—	286,448
Total transactions with owners	430	286,018	366	—	—	286,814
At December 31, 2021	1,301	291,448	366	(5,903)	(10,037)	277,175

At January 1, 2022	1,301	291,448	366	(5,903)	(10,037)	277,175
Loss for the year	—	—	—	—	(22,456)	(22,456)
Other comprehensive income/(loss)	—	—	558	(7,132)	—	(6,574)
Total comprehensive income/(loss) for the year	—	—	558	(7,132)	(22,456)	(29,030)
Share-based compensation expense	—	—	1,671	—	—	1,671
Total transactions with owners	—	—	1,671	—	—	1,671
At December 31, 2022	1,301	291,448	2,595	(13,035)	(32,493)	249,816

At January 1, 2023	1,301	291,448	2,595	(13,035)	(32,493)	249,816
Loss for the year	—	—	—	—	(35,587)	(35,587)
Other comprehensive (loss)/income	—	—	(95)	2,528	—	2,433
Total comprehensive (loss)/income for the year	—	—	(95)	2,528	(35,587)	(33,154)
Share-based compensation expense	—	—	2,291	—	—	2,291
Share option exercises	—	15	(140)	—	140	15
Total transactions with owners	—	15	2,151	—	140	2,306
At December 31, 2023	1,301	291,463	4,651	(10,507)	(67,940)	218,968

The accompanying notes to the consolidated financial statements are an integral part of these consolidated financial statements.

GH RESEARCH PLC
Consolidated statement of cash flows

		Year ended December 31,
		2023	2022	2021
	Note	$’000	$’000	$’000
Cash flows from operating activities
Loss for the year		(35,587)	(22,456)	(9,202)
Depreciation	11	315	47	19
Share-based compensation expense	17	2,291	1,671	366
Finance income	5	(8,978)	(1,166)	—
Finance expense	5	723	123	9
Movement of expected credit loss	10	(1)	121	—
Foreign exchange loss/(gain)	18	2,621	(7,176)	(5,907)
Movement in working capital		1,645	2,159	(559)
Cash flows used in operating activities		(36,971)	(26,677)	(15,274)
Finance expense paid		(648)	(22)	(9)
Finance income received		4,283	500	—
Net cash used in operating activities		(33,336)	(26,199)	(15,283)

Cash flows used in investing activities
Purchase of property, plant and equipment	11	(100)	(67)	(104)
Purchase of marketable securities	10	—	(84,621)	—
Purchase of other financial assets	8	(54,000)	—	—
Cash flows used in investing activities		(54,100)	(84,688)	(104)

Cash flows (used in)/from financing activities
Payment of lease liability	14	(219)	—	—
Proceeds from share issuances	15	15	—	309,200
Transaction costs from share issuances	15	—	—	(22,753)
Net cash flows (used in)/from financing activities		(204)	—	286,447

Net (decrease)/increase in cash and cash equivalents		(87,640)	(110,887)	271,060
Cash and cash equivalents at the beginning of the year		165,955	276,776	5,895
Impact of foreign exchange on cash and cash equivalents		105	66	(179)
Cash and cash equivalents at the end of the year		78,420	165,955	276,776

The accompanying notes to the consolidated financial statements are an integral part of these consolidated financial statements.

GH RESEARCH PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1. Corporate information

GH Research PLC (the “Company”) was incorporated on March 29, 2021. The registered office of the Company is located at Joshua Dawson House, Dawson Street, Dublin 2, Ireland. The Company controls one wholly-owned subsidiary: GH Research Ireland Limited, which was incorporated in Dublin, Ireland on October 16, 2018. The Company and its subsidiary form the GH Research Group (the “Group” or “GH Research”).

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

These consolidated financial statements were presented to the Board of Directors and approved by them for issue on March 7, 2024.

2. Basis of preparation, significant judgments, and accounting policies

Basis of preparation

Compliance with International Financial Reporting Standards

The consolidated financial statements for the year ended December 31, 2023, have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). These consolidated financial statements are presented in U.S. dollar (“USD” or “$”), which is the Company’s functional currency and the Group’s presentation currency. The financial statements have been prepared under the historical cost convention aside from the measurement at fair value of all investments in money market funds and marketable securities and the measurement of share-based payments at initial date of award.

The incorporation of GH Research PLC was accounted for as a capital reorganization applying the predecessor accounting method. Under predecessor accounting, the Group carries forward the predecessor carrying values of the net assets and liabilities assumed as previously reflected in the financial statements of GH Research Ireland Limited and the comparative balances are presented on that basis. The financial information presented prior to the incorporation of GH Research PLC relates solely to GH Research Ireland Limited.

The financial information presented in this report does not represent full statutory accounts as defined by the Companies Act 2014. The statutory accounts of GH Research PLC for the year ended December 31, 2023, are expected to be filed with the Companies Registration Office by November 26, 2024.

New and amended IFRS standards

There are no new IFRS standards, amendments to standards or interpretations that are mandatory for the financial year beginning on January 1, 2023, that are relevant to the Group and that have had any material impact on the consolidated financial statements. New standards, amendments to standards and interpretations that are not yet effective have been deemed by the Group as currently not relevant and are not listed here.

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

Since its incorporation, the Group has funded its growth through capital increases. The Group has no bank loans or other debt outstanding, except lease liabilities, as of December 31, 2023. As a result, the Group is not exposed to liquidity risk through requests for early repayment of loans.

As of December 31, 2023, the Group’s cash and cash equivalents amounted to $78.4 million (December 31, 2022: $166.0 million). The Group also held marketable securities of $88.7 million and other financial assets of $55.6 million as of December 31, 2023 (December 31, 2022: marketable securities of $85.7 million and other financial assets of $nil). The Group’s marketable securities are quoted in active markets and are an additional source of liquidity.

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

Prepaid and Accrued Research and Development Expenses

The Group has entered into various research and development contracts with research institutions and other companies. As part of preparing the consolidated financial statements, the Group is required to estimate the prepaid and accrued research and development expenses. This process involves reviewing open contracts, communicating with our personnel to identify services which have been performed on the Group’s behalf and estimating the level of service which has been performed and the associated cost relating to that service when the Group has not yet been invoiced or otherwise notified of actual costs. Estimates of our prepaid and accrued research and development expenses are made at each balance sheet date based on the facts and circumstances known at the time. The estimate of prepaid and accrued research and development expenses is dependent, in part, upon the receipt of timely and accurate information from CROs and other third party-service providers. Although the Group does not expect the estimates to be materially different from amounts actually incurred, its understanding of the status and timing of services performed may vary and may result in reporting that is too high or too low in any particular period.

Deferred tax balances and the valuation of tax operating losses

During the period from incorporation of GH Research Ireland Limited to December 31, 2023, the Group has incurred losses, which are a potential benefit in the event that the Group reports a taxable profit in the future. In preparing these financial statements, the Group has assessed that the likelihood of a taxable profit is currently not sufficiently certain for these potential benefits to be recognized as a deferred tax asset. This assessment is based on the status of the research into the Group’s principal investigational product and the significant challenges that remain before operating profits can be assured (refer to note 7, “Deferred income taxes”).

Material accounting policies

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

Foreign currency translation

The functional currency of the Company is the U.S. dollar given it is listed on Nasdaq and its fundraising activities and most of its expenses incurred are in U.S. dollars. The functional currency of its subsidiary, GH Research Ireland Limited, is euro due to its expenses being mainly incurred in euro. These consolidated financial statements are presented in U.S. dollar which is the Group’s presentation currency.

Items included in the financial statements of the Company’s subsidiary are measured using the currency of the primary economic environment in which the entity operates, which is the euro.

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

Cash and cash equivalents

Cash and cash equivalents represent cash held in bank current accounts with original maturities of less than three months and investments which are readily convertible to a known amount of cash and are subject to insignificant changes in value. Cash and cash equivalents are carried at amortized cost or, in the case of investments in money market funds, at fair value through profit or loss as the cash flows from these funds do not represent solely payments of principal and interest. The Group’s determination of its investments as cash equivalents requires judgment, which includes assessing the ability to readily convert an instrument into cash.

The Group’s cash balance is maintained with well established, highly rated financial institutions. The majority of the cash balance is held in U.S. dollars.

Financial assets

A financial asset is recognized in the statement of financial position when the Group becomes a party to its contractual provisions. At initial recognition, a financial asset is measured at fair value, adjusted for directly attributable transaction costs, with the exception of financial assets at fair value through profit and loss (“FVTPL”), which are measured at fair value and is assigned one of the following classifications for the purpose of subsequent measurement:

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

Marketable securities are mainly comprised of investment grade bonds. At initial recognition, marketable securities are measured at fair value and subsequently at FVOCI when both of the following conditions are met:

•	The asset has contractual terms that give rise to cash flows on specified dates that are solely payments of principal and interest on the principal outstanding; and
•	The asset is held within a business model whose objective is achieved by both collecting contractual cash flows and selling those assets.

Purchases and sales of instruments are recognized on the trade date with gains and losses arising from changes in fair value included in Other Comprehensive Income, (“OCI”). Interest income, using the effective interest rate method, is recognized in the income statement. An impairment loss allowance is recognized for expected credit losses (“ECL”). The impairment loss allowance does not reduce the carrying value of the asset but an amount equal to the allowance is recognized in OCI, as an accumulated impairment amount, with corresponding impairment gains or losses recognized in the income statement. On derecognition, the cumulative gain or loss previously recognized in OCI is reclassified to the income statement.

Other financial assets represent money market funds with a weighted average maturity of more than 90 days and are carried at fair value through profit or loss as the cash flows from these funds do not represent solely payments of principal and interest.

Property, plant and equipment

Property, plant and equipment are recorded at cost and depreciated using the straight-line method over the estimated useful lives of the respective assets, which are as follows:

Estimated Useful Life
IT equipment	3 years
Office equipment	3 years
Medical equipment	2 years

Leases and right-of-use assets

The Group recognizes a right-of-use (“ROU”) asset and a corresponding lease liability for all arrangements in which it is a lessee, except for leases with a term of 12 months or less (short-term leases) and low-value leases. Under IFRS 16, the Group recognizes a ROU asset and a lease liability at the lease commencement date at the present value of the future lease payments, discounted at the Group’s incremental borrowing rate. The ROU asset is subsequently depreciated using the straight-line method over the lease term within depreciation expenses and an interest expense on lease liabilities is recognized within finance expense in the Group’s consolidated statement of comprehensive income. The interest expense is calculated based on the incremental borrowing rate of the Group.

For short-term or low value leases, the Group recognizes the lease payments as an operating expense on a straight-line basis over the term of the lease.

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

Research expenditure is recognized as an expense in the year in which it is incurred. Internal development expenditure is capitalized only if it meets the recognition criteria of IAS 38 “Intangible Assets”. Where regulatory and other uncertainties are such that the criteria are not met, the expenditure is recognized in the statement of comprehensive income. When certain criteria are met, the Group may capitalize and amortize on a straight-line basis over its estimated useful life, internal development expenditures. To date, the Group has not capitalized any R&D expenses.

General and administrative expenses

General and administrative expenses relate to the administration of the Group including salaries, share-based compensation and benefits, travel and external costs including legal and professional fees.

Finance income and expense

The Group’s finance income and expense includes:

•	Interest income on cash and cash equivalents, other financial assets and marketable securities;
•	Interest expense; and
•	Net gain or loss on financial assets classified at FVTPL.

Interest income or expense is recognized using the effective interest rate method. The effective interest rate is the rate that discounts estimated future cash receipts through the expected life of the financial instrument to the gross carrying value of the financial asset. Amounts received from money market funds, other than those related to the sale of units, are recognized when the right to payment is established which generally occurs on receipt of the related funds.

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

Taxes on income are accrued in the same financial year as the income and expenses to which they relate. Current income tax assets and liabilities for the current financial year are measured at the amount expected to be recovered from or paid to the tax authorities.

Deferred income tax assets are recognized only to the extent that it is probable that future taxable profit will be available against which the temporary differences or the unused tax losses can be utilized. Deferred income tax assets from tax credit carry-forwards are recognized to the extent that the realization of the related tax benefit through future taxable profits is probable.

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

As a Group, we carry out extensive research and development activities and have assessed whether those activities qualify for a credit under the Irish research and development tax legislation. Based on that analysis, claims for research and development tax credits have been filed by the Group for the year ended December 31, 2022 and 2021. To December 31, 2023, the research and development tax credit is calculated at 25% of qualifying expenditure. To date, the Group has received $0.1 million of research and development tax credits which has been recognized as a deduction from research and development expenses. At December 31, 2023, a balance of $1.3 million remains unrecognized. Judgment was applied in this determination. A claim for research and development tax credits for the year ended December 31, 2023, will be assessed in due course.

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

3. Expenses by nature

The following table provides the consolidated statement of comprehensive income classification of our expense by nature:

	Year ended December 31,
	2023	2022	2021
	$’000	$’000	$’000
Research and development
External research and development expenses	22,777	16,019	6,602
Employee expenses (1)	6,771	4,119	1,419
Depreciation	35	33	14
Other expenses	238	313	518
Total research and development expenses	29,821	20,484	8,553

General and administrative
External costs	7,692	7,785	5,618
Employee expenses (2)	3,429	2,271	924
Depreciation	280	14	5
Total general and administrative expenses	11,401	10,070	6,547
Total operating expenses	41,222	30,554	15,100

(1) Included in employee expenses is share-based compensation expense of $1.4 million, $1.0 million and $0.2 million for the years ended December 31, 2023, 2022 and 2021, respectively, relating to employees in the research and development department.

(2) Included in employee expenses is share-based compensation expense of $0.9 million, $0.7 million and $0.2 million for the years ended December 31, 2023, 2022 and 2021, respectively, relating to employees in the general and administrative department.

4. Employee expenses

	Year ended December 31,
	2023	2022	2021
	$’000	$’000	$’000
Salary and related expenses	7,219	4,337	1,862
Social security costs	690	382	115
Shared based compensation expense	2,291	1,671	366
	10,200	6,390	2,343

Information relating to the Share Option Plan is set out in note 17 “Share-based compensation”. During the year ended December 31, 2023, $0.1 million was recognized as an expense relating to defined contribution pension plans (2022: $0.04 million).

5. Finance income and expense

	Year ended December 31,
	2023	2022	2021
	$’000	$’000	$’000
Finance income
Finance income on cash, cash equivalents and other financial assets	1,890	—	—
Gain on cash equivalents and other financial assets at FVTPL	2,950	308	—
Interest income under effective interest rate method at FVOCI	4,138	858	—
Finance income	8,978	1,166	—

Finance expense
Finance expense on investment	(660)	(123)	—
Interest expense	(63)	—	(9)
Finance expense	(723)	(123)	(9)

6. Income tax

The Group’s expected tax charge/(credit) of $nil for each year is based on the applicable tax rate in Ireland and reconciles to the actual tax charge/(credit) as follows:

	Year ended December 31,
	2023	2022	2021
	$’000	$’000	$’000
Loss before tax	35,587	22,456	9,202
Tax credit calculated at the domestic tax rate 12.5%	(4,448)	(2,807)	(1,150)
Tax effects of:
Losses for which no deferred tax asset was recognized	4,200	2,625	1,150
Income taxed at a higher rate of tax	118	—	—
Other permanent differences	130	182	—
Tax charge/(credit)	—	—	—

7. Deferred income taxes

At December 31, 2023, the Group had unused net losses of $65.0 million (2022: $30.0 million). Deferred tax assets have not been recognized in respect of these losses because it is not sufficiently certain that the Group will generate sufficient taxable profits to be able to utilize these loss carry-forwards.

The Group held investments in money market funds and marketable securities during the year ended December 31, 2023. A deferred tax asset has not been recognized in respect of unrealized capital losses resulting from movements in the fair value of these instruments at December 31, 2023, as there is no certainty that the Group will generate sufficient capital profits in the future to be able to utilize these losses.

8. Cash and cash equivalents

	Year ended December 31,
	2023	2022
	$’000	$’000
Cash at bank and in hand	41,390	130,252
Cash equivalents	37,030	35,703
	78,420	165,955

Cash equivalents comprise an investment in a money market fund which is held at fair value through profit and loss. The fair value of cash equivalents is calculated by multiplying the net asset value per unit by the investment held at the reporting date.

During the year ended December 31, 2023, an investment of $54.0 million was made in a money market fund. This investment has been classified as other financial assets, as the cash flows from these funds do not represent solely payments of principal and interest, and has a fair value of $55.6 million at December 31, 2023.

9. Other current assets

	Year ended December 31,
	2023	2022
	$’000	$’000
Prepaid expenses	2,232	2,449
VAT receivable	178	90
Other	119	47
	2,529	2,586

10. Marketable securities

	Year ended December 31,
	2023	2022
Fair value	$’000	$’000
At January 1	85,724	—
Additions	—	84,621
Accrued interest	4,138	858
Interest received	(1,101)	(192)
Fair value movement	(94)	437
At December 31	88,667	85,724

Marketable securities had a fair value of $88.7 million at December 31, 2023 (2022: $85.7 million). The impairment loss allowance for expected credit loss (“ECL”) at the reporting date was $0.1 million (2022 $0.1 million). The overall movement through OCI is shown in the table below.

	Year ended December 31,
	2023	2022
	$’000	$’000
Revaluation adjustments	(94)	437
Movement of ECL on assets measured at FVOCI	(1)	121
Fair value movement on marketable securities through OCI	(95)	558

Marketable securities at FVOCI have stated interest rates of 0.25% to 3.75% (2022: 0.25% to 3.75%) and mature in 2 months to 3 years’ time.

11. Property, plant and equipment

	Computer Equipment $’000	Office Equipment $’000	Medical Devices $’000	ROU Assets $’000	Total $’000
Cost
At January 1, 2022	55	8	38	—	101
Additions	67	—	—	—	67
Exchange difference	(3)	—	(2)	—	(5)
At December 31, 2022	119	8	36	—	163

Accumulated Depreciation
At January 1, 2022	9	1	9	—	19
Charge for the year	28	2	17	—	47
Exchange difference	—	—	—	—	—
At December 31, 2022	37	3	26	—	66

Net Book Amount
At December 31, 2022	82	5	10	—	97

Cost
At January 1, 2023	119	8	36	—	163
Additions	90	10	—	1,179	1,279
Exchange difference	(1)	(2)	—	19	16
At December 31, 2023	208	16	36	1,198	1,458

Accumulated Depreciation
At January 1, 2023	37	3	26	—	66
Charge for the year	54	5	9	247	315
Exchange difference	2	—	1	5	8
At December 31, 2023	93	8	36	252	389

Net Book Amount
At December 31, 2023	115	8	—	946	1,069

Depreciation expense of $35 thousand (2022: $33 thousand, 2021: $15 thousand) has been charged in research and development expenses and $0.3 million (2022: $14 thousand, 2021: $4 thousand) in general and administration expenses.

The increase in property, plant and equipment was due to a lease for office space which the Group entered into in the year ended December 31, 2023. The term of the lease is four years and nine months and annual cash flows associated with it are $0.3 million.

12. Trade payables

Trade payables primarily represents amounts incurred for the provision of manufacturing, research and consulting services and legal and professional fees, which are outstanding at the end of the year. Trade payables are due to be settled at different times within 12 months.

13. Other current liabilities

	Year ended December 31,
	2023	2022
	$’000	$’000
Accruals	2,325	2,366
Social security payable	340	217
Other	203	95
	2,868	2,678

Other current liabilities mainly comprise accruals for operating expenses and employee tax payable and are expected to be settled within one year.

14. Leases

As explained in Note 11, “Property, plant and equipment”, during the year ended December 31, 2023, the Group entered into a lease for an office space. The right-of-use asset relating to this lease has been included in property, plant and equipment. At the lease commencement date, the right-of-use asset was recognized at the present value of the future lease payments, discounted at the Group’s incremental borrowing rate which was calculated as 6%. Movement in the right-of-use asset during the year ended December 31, 2023, is shown below.

Office Buildings
$’000
2023
Balance at January 1	—
Additions to right of use assets	1,179
Depreciation charge	(247)
Exchange difference	14
Balance at December 31	946

At December 31, 2023, the Group’s lease liability was $1.0 million. Interest expense of $0.1 million was recognized on lease liabilities in the year ended December 31, 2023 (2022: $nil). The following table sets out the maturity analysis of lease payments, on an undiscounted basis.

Maturity Analysis
$’000
At December 31, 2023
Less than one year	360
One to two years	288
Two to three years	288
Three to four years	144
Total undiscounted lease payable	1,080

Lease expenses for short-term leases were $0.1 million for the year ended December 31, 2023 (2022: $0.1 million, 2021: $0.1 million).

15. Share capital and reserves

Share capital

Issued and fully paid shares:

	Number of outstanding shares	Share capital	Additional paid-in capital
		$’000	$’000
At January 1, 2021 (1)	75,923,079	871	5,430
Issuance of share capital – A Ordinary Shares (i)	25,000	—	—
Issuance of share capital – Series B preferred shares (ii)	25,379,047	302	118,518
Share exchange (iii)	—	(160)	160
Redemption of A Ordinary Shares (iv)	(25,000)	—	—
Share consolidation (v)	(60,781,276)	—	—
Issue of share capital (vi)	11,499,999	288	167,340
At December 31, 2021	52,020,849	1,301	291,448
At December 31, 2022	52,020,849	1,301	291,448
Share option exercises (Note 17)	7,296	—	15
At December 31, 2023	52,028,145	1,301	291,463

(1)
Share information presented as of January 1, 2021 is prior to the incorporation of GH Research PLC and relates solely to GH Ireland Research Limited and does not give effect to the 2.50-for-one share consolidation described below.

The authorized share capital of GH Research PLC is 40,000,000,000 ordinary shares of nominal value $0.025 each as of December 31, 2023.

(i)	Incorporation of GH Research PLC

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

(ii)	Share issuance – Series B preferred shares

On April 8, 2021, GH Research Ireland Limited issued 25,379,047 Series B preferred shares (which were redesignated into 10,151,618 ordinary shares of GH Research PLC prior to the closing of the initial public offering). The net proceeds of this issuance were $118.8 million, after deducting directly attributable transaction costs of $6.4 million.

(iii)	Share exchange

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

GH Research PLC issued the following shares:

-	70,000,000 ordinary shares, nominal value $0.01 each;

-	5,923,079 Series A preferred shares, nominal value $0.01 each; and

-	25,379,047 Series B preferred shares, nominal value $0.01 each.

This resulted in a reduction in share capital and a corresponding increase in additional paid-in capital of $160 thousand.

(iv)	Redemption of A Ordinary Shares

On June 24, 2021, GH Research PLC redeemed 25,000 A ordinary shares of €1.00 each at par and, following the redemption, cancelled the 25,000 A ordinary shares of €1.00 each. The issuance and redemption is shown net within the issue of share capital.

(v)	Conversion and share consolidation

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

(vi)	Share issuance – IPO

On June 29, 2021, GH Research PLC closed its IPO of 11,499,999 ordinary shares on the Nasdaq Global Market at $16.00 per share. The net proceeds of the IPO were $167.6 million, after deducting underwriting discounts and directly attributable transaction costs of $16.4 million.

Dividend

No dividends were declared or paid during the year (2022: $nil; 2021: $nil).

Reserves

Other reserves of $4.7 million as of December 31, 2023 (2022: $2.6 million) comprises amounts expensed in the consolidated statement of comprehensive income in connection with awards made under the Share Option Plan (see note 17, “Share-based compensation”) and fair value movement on marketable securities (see note 10, “Marketable securities”).

Foreign currency translation reserve of $10.5 million as of December 31, 2023 (2022: $13.0 million) consists of the cumulative currency translation adjustment in respect of GH Research Ireland Limited whose functional currency is euro. The translation adjustments arise from the retranslation of the results of such operations from the average exchange rate for the year to the exchange rate at the statement of financial position date as well as the retranslation of the subsidiary’s applicable assets and liabilities.

16. Contingencies

As of December 31, 2023, there were no material contingencies which required adjustment to or disclosure in the Group’s financial statements (2022: none).

17. Share-based compensation

Share Options

In June 2021, the Company adopted a share option plan referred to herein as the Share Option Plan under which grants of options are made to eligible participants. The Company had reserved 1,202,734 ordinary shares for future issuance under the Share Option Plan, which includes ordinary shares pursuant to share-based equity awards issued to date. As of December 31, 2023, the Company has 404,718 ordinary shares available for the future issuance of share-based equity awards (2022: 741,138 shares, 2021:1,045,547 shares).

Under the Share Option Plan, the options may be settled only in ordinary shares of the Company. Therefore, the grants of share options under the Share Option Plan have been accounted for as equity-settled under IFRS 2. As such, the Company records a charge for the vested portion of award grants and for partially earned but non-vested portion of award grants.

During the year ended December 31, 2023, the Company granted the option to purchase 420,820 ordinary shares (2022: 304,409 shares,2021:149,891 shares), respectively, to employees which were in line with the general terms of the Share Option Plan as described above. During the year ended December 31, 2023, 104,299 share options (2022: nil, 2021: nil) were forfeited.

Of the 420,820 share options granted to employees during the year ended December 31, 2023, 175,000 share options were granted with a contractual term (expiration) of seven years from the grant date with an exercise price of $0.025 per share. A further 20,000 share options, of those granted during the year ended December 31, 2023, vested immediately and had no service condition attached to them. Aside from the 175,000 share options identified above, all other share options granted to employees during the year ended December 31, 2023 have a contractual term (expiration) of eight years from the grant date with the exercise price at the closing market price on the day prior to the grant.

During the year ended December 31, 2023, the Company granted the option to purchase 19,899 ordinary shares to members of the Board of Directors which vested on the date of grant and are subject to a two-year service condition. These share options have a contractual term (expiration) of seven years from the grant date with an exercise price of $0.025 per share. During the year ended December 31, 2023, members of the Board of Directors exercised a total of 7,296 share options at an exercise price of $2.05 per option. The shares relating to the exercise of these options were issued in October 2023. The weighted average share price of shares exercised during the year ended December 31, 2023, was $9.90.

The following table summarizes the share option awards outstanding as of December 31, 2023, 2022 and 2021:

	Average exercise price per share in USD	Number of awards	Weighted average remaining life in years
At December 31, 2020	—	—	—
Granted	15.80	157,187	7.62
At December 31, 2021	15.80	157,187	7.62
Granted	14.10	304,409	7.41
At December 31, 2022	15.32	461,596	7.14
Granted	5.41	440,719	7.05
Forfeited	12.02	(104,299)	6.77
Exercised	2.05	(7,296)	5.74
At December 31, 2023(1)	10.35	790,720	6.57

(1) 112,244 of the awards outstanding as of December 31, 2023 were exercisable (2022: nil, 2021: nil).

The weighted average grant date fair value of awards granted during the year ended December 31, 2023 was $7.72 (2022: $9.92, 2021: $14.44) per award.
The fair values of the options granted were determined on the date of the grant using the Black-Scholes option-pricing model. The Company used an independent valuation firm to assist in calculating the fair value of the award grants per participant.

The fair values of the options granted during the years ended December 31, 2023, 2022 and 2021 were determined on the date of the grant using the following assumptions:

	Year ended December 31, 2023	Year ended December 31, 2022	Year ended December 31, 2021
Share price, in USD	5.32 – 13.15	9.46 – 19.42	15.00 – 23.74
Strike price, in USD – employees (weighted average)	5.66	14.10	18.45
Strike price, in USD – non-executive directors	0.025	—	2.05
Expected volatility	83% - 88%	87% - 92%	90% - 95%
Award life (weighted average)	5.6	6	5.95
Expected dividends	—	—	—
Risk-free interest rate	3.50% - 4.77%	1.74% - 3.69%	0.97% - 1.25%

The expected volatility was based on selected volatility determined by median values observed among other comparable public companies.

The award life is based on the time interval between the date of grant and the date during the life of the share option after which, when making the grant, the Company expected on average that participants would exercise their options.

As of December 31, 2023, Other Reserves within equity includes $4.2 million (December 31,2022, $2.0 million) relating to the Group’s Share Option Plan . The amount of expense for all awards recognized for services received during the year ended December 31, 2023 was $2.3 million (2022: $1.7 million, 2021: $0.4 million).

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

Foreign exchange risk

The Group operates internationally and is exposed to foreign exchange risk arising from various currency exposures, primarily with respect to the U.S. dollar, euro and pounds sterling. Transaction exposure arises because the amount of local currency paid or received in transactions denominated in foreign currencies may vary due to changes in exchange rates. Foreign exchange risk arises from:

●	forecast expenses denominated in a currency other than the entity’s functional currency; and
●	recognized assets and liabilities denominated in a currency other than the entity’s functional currency.

The Group’s cash, cash equivalents and other financial assets are denominated in the following currencies:

	2023	2023	2022	2022
	Local Currency ‘000	$’000	Local Currency ‘000	$’000
In USD	133,816	133,816	162,266	162,266
In Euro	187	207	3,446	3,675
In GBP	10	12	11	14
		134,035		165,955

The Group is exposed to foreign exchange risk in respect of  its subsidiary as its functional currency is euro. The subsidiary holds significant cash deposits and other financial assets denominated in U.S. dollar. Accordingly, future changes in the exchange rates of euro and the U.S. dollar will expose the Group to currency gains or losses that will impact the reported amounts of assets, liabilities, income and expenses and the impact could be material.

For the year ended December 31, 2023, the Group recognized a foreign exchange loss of $2.6 million (2022: gain of $7.2 million, 2021: gain of $5.9 million). The foreign exchange loss primarily relates to the U.S. dollar cash and other financial assets holding of its subsidiary and the associated weakening of the U.S. dollar compared to euro during the year. Movement in foreign exchange rates could positively or negatively affect the Group and the effect could be material. These foreign exchange movements are largely offset by related movements within Other Comprehensive Income.
The Group does not believe there is currently a need to enter into specific contracts to reduce the exposure to changes in foreign exchange rates, such as by entering into options or forward contracts. The Group may in the future consider using options or forward contracts to manage currency transaction exposures. All marketable securities are denominated in U.S. dollar and are not subject to foreign exchange risk as they are held in an entity whose functional currency is the U.S. dollar. Other financial assets are denominated in U.S. dollar but are held in an entity whose functional currency is not the U.S. dollar and as such are subject to foreign exchange risk.

At December 31, 2023, if the U.S. dollar had weakened / strengthened by 10% against the euro with all other variables held constant, the loss before tax for the year would have been $6.4 million higher / lower (2022: $8.5 million higher / lower), mainly related to the translation of cash and other financial assets held in U.S. dollar in the Company’s subsidiary, GH Research Ireland Limited, whose functional currency is euro as explained in note 2, “Basis of preparation, significant judgments, and accounting policies”. This would be offset by an equivalent amount within Other Comprehensive Income.

Credit risk

The Group is exposed to credit risk on our cash, cash equivalents, other financial assets and marketable securities. The Group’s cash balance is maintained with well established, highly rated financial institutions. As of December 31, 2023, the cash balance is held at three banks that have a minimum S&P’s credit rating of A-. At December 31, 2023, the amount reflected in the statement of financial position for cash and cash equivalents represents the Group’s maximum exposure to credit risk for these instruments.
At December 31, 2023, the Group holds investments in investment grade bonds and in money market funds (“the Portfolio”). These investments are exposed to credit risk in the event of default of the counterparty. The Group does not invest in equity instruments or derivatives and none of the bonds are individually above 3% of the value of the Portfolio.

The Group’s marketable securities, measured at FVOCI, are subject to the expected credit loss model. The Group provides for expected credit losses as prescribed by IFRS 9 for its assets held at FVOCI. The expected credit loss model under IFRS 9 requires the calculation of “12 month expected credit losses” for financial assets. Those are the losses based on defaults which are possible within 12 months of the reporting date. This is required unless the asset is not considered to be of low credit risk at the reporting date and is deemed to have had a significant increase in credit risk since initial recognition. If that is the case, lifetime expected credit losses should be recorded. Management considers low credit risk for existing marketable securities to be an investment grade credit rating with at least one major rating agency. Assets held at FVOCI are considered to have low credit risk when they have a low risk of default and the issuer has a strong capacity to meet its contractual cash flow obligations in the short term. The Group’s current policy is to invest primarily in investment grade securities. After a downgrade, compliance with this restriction is restored in a timely manner. The credit risk for the Group’s marketable securities is considered to be low as of December 31, 2023. The impairment allowance recognized during the period was calculated based on 12 month expected credit losses and reconciles to the opening impairment allowance as follows:

	Year ended December 31,
	2023	2022
	$’000	$’000
Opening impairment allowance	121	—
Movement in impairment allowance during the year	(1)	121
Closing impairment allowance	120	121

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
As of December 31, 2023, if interest rates had increased / decreased by 50 basis points, with all other variables held constant, the Group’s total comprehensive loss would have been $0.7 million higher / lower (2022: $1.1 million higher/ lower), due to the movement in the fair value of the Group’s marketable securities.
Liquidity risk
Liquidity risk is the risk that the Group may not be able to generate sufficient cash resources to settle its obligations in full as they fall due or can do so only on terms that are materially disadvantageous. Prudent liquidity risk management implies maintaining sufficient cash to cover working capital requirements. Cash is monitored by the Group’s management.

Funding and liquidity risks are reviewed regularly by the Board of Directors and management. The Group funds its capital requirements through capital raising. All financial liabilities, aside from lease liabilities as included in Note 14 “Leases”, are due within one year from the balance sheet date.

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

	Carrying amount
	FVOCI $’000	FVTPL $’000
Financial assets measured at fair value
Marketable securities	88,667	—
Cash equivalents	—	37,030
Other financial assets	—	55,615
	88,667	92,645

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

The fair value of marketable securities, other financial assets and cash equivalents are based on quoted market prices representing Level 1 inputs.

Fair value – share-based compensation

Fair values must be estimated on an ongoing basis with regard to awards under the Share Option Plan. The approach to valuation follows the grant date fair value principle and the key input factors are described for the share-based compensation awards in note 17, “Share-based compensation”.

19. Related party disclosures

On April 8, 2021, GH Research Ireland Limited issued 5,270,400 Series B preferred shares (which were redesignated into 2,108,159 ordinary shares prior to the closing of the IPO) to directors and entities affiliated with directors.

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

During the year ended December 31, 2023, GH Research PLC granted the option to purchase 122,399 ordinary shares to key management. Of the 122,399 share options granted during the year ended December 31, 2023, 72,399 share options were granted with a contractual term (expiration) of seven years from the grant date and an exercise price of $0.025 per share. The remaining 50,000 share options were granted with a contractual term (expiration) of eight years from the grant date and an exercise price at the closing market price on the day prior to the grant. 19,899 share options vested on the date of grant, subject to a two-year service condition. In the same period, 7,296 share options were exercised by related parties. For further information, see Note 17 “Share-based compensation”.

Key Management Compensation

Key management are those persons who have the authority and responsibility for planning, directing and controlling the activities of the Group. Key management is comprised of executive officers and the Board of Directors who served during the reporting period.

	Year ended December 31,
	2023	2022	2021
	$’000	$’000	$’000
Salary and related expenses	1,421	893	687
Shared-based compensation expense	590	338	163
	2,011	1,231	850

20. Loss per share

The basic loss per share is calculated by dividing the loss for the year attributable to shareholders by the weighted average number of shares in issue during the financial year as follows:

	Year ended December 31,
	2023	2022	2021
Loss attributable to shareholders (in $’000)	(35,587)	(22,456)	(9,202)
Weighted average number of shares in issue	52,022,588	52,020,849	43,683,296
Basic and diluted loss per share (in USD)	(0.68)	(0.43)	(0.21)

For the years ended December 31, 2023, 2022 and 2021, basic and diluted loss per share are calculated on the weighted average number of shares issued and outstanding and exclude shares to be issued under the Share Option Plan, as the effect of including those shares would be anti-dilutive.

21. Events after the reporting date

There were no events after the reporting date requiring disclosure in the Group’s consolidated financial statements.