Form 20-F
period 2024-12-31
GH Research PLC
filed 2025-02-27
CIK 1855129

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2024
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

Velichka Valcheva, MD, MSc
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

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

Unless otherwise indicated or the context otherwise requires, all references in this Annual Report to the terms “the Company,” “we”, “us” and “our” refer to (i) GH Research Ireland Limited prior to the completion of our corporate reorganization in connection with our initial public offering, or the Corporate Reorganization and (ii) GH Research PLC (and, where the context requires, its subsidiary) following the completion of the Corporate Reorganization. For information on our Corporate Reorganization, see Exhibit 2.1 to this Annual Report.

Financial Statements

Our financial information is presented in U.S. dollars. We prepare our consolidated financial statements in accordance with the IFRS Accounting Standards as adopted by the International Accounting Standards Board (IASB). The terms “dollar,” “USD” or “$” refer to U.S. dollars and all references to “€” are to euro.

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

Forward-looking statements appear in a number of places in this Annual Report and include, but are not limited to, statements regarding our intent, belief or current expectations. Forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors, including, but not limited to, those identified under “Item 3. Key Information—D. Risk Factors.” These risks and uncertainties include, among others, factors relating to:

•
the commencement, timing, progress and results of our research and development programs, nonclinical studies and clinical trials, including the ongoing open label extension phase of our Phase 2b trial with GH001 in TRD;

•
the timing, progress and results of developing and conducting clinical trials for our GH001 and GH002 product candidates and the medical devices required to deliver these product candidates, such as our proprietary aerosol delivery device for GH001, for our initial and any additional indications;

•	our efforts to expand into other jurisdictions such as the United States and in the European Union, or EU;

•
our expectations related to the technical development and expansion of our external manufacturing capabilities for our GH001 and GH002 product candidates as well as the medical devices required to deliver these product candidates, such as our proprietary aerosol delivery device for GH001;

•	our reliance on the success of our GH001 and GH002 product candidates;

•
the timing, scope or likelihood of regulatory filings and approvals by the FDA, the European Medicines Agency, or the EMA, or other comparable foreign regulatory authorities, for our GH001 and GH002 product candidates and our initial and any additional indications;

•
our expectations related to the clinical hold imposed by the FDA on the study we proposed in our IND for GH001, including our plans and expectations for progressing any nonclinical programs and any other work to lift the clinical hold, the timing required to lift such clinical hold and for discussions with the FDA and the outcomes and resolution of such discussions;

•	our expectations regarding the size of the eligible patient populations for our GH001 and GH002 product candidates, if approved for commercial use;

•	our ability to identify third-party clinical trial sites to conduct trials and our ability to identify and train appropriately qualified therapists to administer our investigational therapy;

•
the effect of pandemics, such as the COVID-19 pandemic, epidemics, outbreaks of an infectious disease or similar events on aspects of our business or operations, including delays in the regulatory approval process, contracting with clinical trial sites and engaging in clinical trials;

•	our ability to implement our business model and our strategic plans for our business and GH001 and GH002 product candidates;

•
our ability to identify, develop or acquire and obtain approval by the FDA, EMA or other comparable foreign regulatory authorities of medical devices required to deliver our GH001 and GH002 product candidates, such as our proprietary aerosol delivery device for GH001;

•	our commercialization and marketing capabilities and strategy;

•
the effects of undesirable clinical trial outcomes and potential adverse public perception regarding the use of mebufotenin and psychedelics generally on the regulatory approval process and future development of our product;

•	the pricing, coverage and reimbursement of our GH001 and GH002 product candidates, if approved;

•	the scalability and commercial viability of our manufacturing methods and processes;

•	the rate and degree of market acceptance and clinical utility of our GH001 and GH002 product candidates;

•	our reliance on third-party suppliers for our nonclinical study, clinical trial drug substance and product candidate supplies, as well as key raw materials used in our manufacturing processes;

•	our ability to establish or maintain collaborations or strategic relationships or obtain additional funding;

•	our expectations regarding potential benefits of our GH001 and GH002 product candidates and our approach generally;

•	our expectations around regulatory development paths and with respect to Controlled Substances Act, or CSA, classification;

•
the scope of protection we and any current or future licensors or collaboration partners are able to establish and maintain for intellectual property rights covering our GH001 and GH002 product candidates;

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

•	developments and projections relating to our competitors and our industry;

•	our ability to maintain an effective system of internal control over financial reporting;

•	the amount of time that our existing cash, cash equivalents, other financial assets and marketable securities will be sufficient to fund our operations and capital expenditures;

•	our estimates regarding expenses, capital requirements and needs for additional financing;

•	our ability to effectively manage our anticipated growth;

•	our ability to attract and retain qualified employees and key personnel;

•	whether we are classified as a passive foreign investment company for current and future periods;

•	our expectations regarding the time during which we will be an emerging growth company under the Jumpstart our Business Startups Act of 2012, or the JOBS Act, and as a foreign private issuer;

•	the future trading price of the ordinary shares and impact of securities analysts’ reports on these prices; and

•	other risks and uncertainties, including those listed under “Item 3. Key Information—D. Risk Factors.”

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

v

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

•
GH001 and GH002 are investigational mebufotenin therapies based on a novel technology, which makes it difficult to predict the time and cost of development and of subsequently obtaining regulatory approval. To our knowledge, no such therapies have been approved in the United States or the EU for commercialization;

•
Developing our proprietary aerosol delivery device for GH001 is a costly and uncertain process, and any failure of, or delay in, the development or manufacturing of the device may have a material adverse effect on our business and results of operations;

•
Clinical development involves a lengthy, complex and expensive process, with an uncertain outcome. The outcome of nonclinical testing and early clinical trials may not be predictive of the success of later clinical trials, and the results of our currently completed clinical trials, which to date have only been conducted in Europe, and of our ongoing and future clinical trials, may not satisfy the requirements of the FDA, EMA or other comparable foreign regulatory authorities;

•
Our product candidates or use of our product candidates through participation in our clinical trials, may cause undesirable side effects or have other properties that could delay or prevent their regulatory approval, limit their commercial potential or result in significant negative consequences;

•
GH001 and GH002, and any other product candidates we may develop, are subject to controlled substance laws and regulations in the territories where the product will be marketed, such as the United States, the EU, the United Kingdom, or UK, and the rest of Europe, as well as the United Nations, or UN, international drug control treaties, and failure to comply with these laws and regulations, or the cost of compliance with these laws and regulations, may adversely affect the results of our business operations, both during clinical development and post-approval, and our financial condition. In addition, during the review process of GH001 and GH002, and prior to approval, the FDA, EMA and/or other comparable foreign regulatory authorities may require additional data, including with respect to whether GH001 or GH002 have abuse or misuse potential. This may delay approval and any potential rescheduling process;

•
Mebufotenin is currently classified as a Schedule I drug in the United States and any product containing this substance, such as GH001 and GH002, must be rescheduled to be marketed. There can be no assurance that the Drug Enforcement Administration, or DEA, will make a favorable scheduling decision. Even assuming categorization as a Schedule II or lower controlled substance (i.e., Schedule III, IV or V) at the federal level, such substances would also require scheduling determinations under state laws and regulations;

•	The potential reclassification of mebufotenin by the DEA in the United States could create additional regulatory burdens on our operations and negatively affect our results of operations;

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

•
We rely on patents, applications for patents and other intellectual property rights to protect our GH001 and GH002 product candidates, the prosecution, enforcement, defense and maintenance of which may be challenging and costly. Failure to adequately prosecute, maintain, enforce or protect these rights could harm our ability to compete and impair our business;

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

•
We previously identified and remediated material weaknesses in our internal control over financial reporting. If we experience additional material weaknesses or otherwise fail to maintain an effective system of internal controls in the future, our ability to accurately or timely report our financial condition or results of operations may be adversely affected; and

•
We believe that we were a passive foreign investment company, or a PFIC, for our 2024 taxable year, and we anticipate that we will likely be a PFIC in 2025 and potentially also in future years, which could subject U.S. investors in our ordinary shares to significant adverse U.S. federal income tax consequences.

Risks Related to Our Financial Position and Need for Additional Capital

We are a clinical-stage biopharmaceutical company and we have incurred significant losses since our inception. We expect that we will continue to incur significant losses for the foreseeable future.

Investment in biopharmaceutical product development is highly speculative because it entails substantial upfront capital expenditures and significant risk that any potential product candidate will fail to demonstrate adequate effect or an acceptable safety profile, gain regulatory approval or become commercially viable. We have no products approved for commercial sale and have not generated any revenue to date, and we will continue to incur significant research and development and other expenses related to our clinical development and ongoing operations. As a result, we are not profitable and have incurred losses in each period since our inception. Since our inception, we have devoted substantially all of our financial resources and efforts to research and development, including nonclinical studies, technical development and our clinical trials. Our financial condition and operating results, including net losses, may fluctuate significantly from quarter to quarter and year to year. Accordingly, you should not rely upon the results of any quarterly or annual periods as indications of future operating performance. Additionally, net losses and negative cash flows have had, and will continue to have, an adverse effect on our shareholders’ equity and working capital. Our net losses were $39.0 million and $35.6 million for the years ended December 31, 2024 and 2023. As of December 31, 2024, we had an accumulated deficit of $106.4 million. We expect to continue to incur significant losses for the foreseeable future, and we expect these losses to increase as we continue our research and development of, and seek regulatory approvals for, our product candidates in our initial and any additional indications as well as for other product candidates.

We anticipate that our expenses will increase substantially if and as we:

•
continue to develop and conduct clinical trials, including in expanded geographies such as the United States, for our GH001 and GH002 product candidates for our initial indications and any additional indications;

•
continue both the technical development and expansion of our external manufacturing capabilities for our current product candidates GH001 and GH002 and of the medical devices required to deliver these product candidates, such as our proprietary aerosol delivery device for GH001;

•	initiate and continue research and development, including technical, nonclinical, clinical, and discovery efforts for any future product candidates;

•	seek to identify additional product candidates;

•
seek regulatory approvals for our product candidates GH001 and GH002, including the medical devices required to deliver these product candidates, such as our proprietary aerosol delivery device for GH001, or any other product candidates that successfully complete clinical development;

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

•
adapt to ongoing changes in global economic conditions, including but not limited to changes in tariffs and trade barriers, heightened inflation, disruptions in global supply chains and labor markets and geopolitical risks and global hostilities, including any direct or indirect economic impacts resulting from conflicts in Eastern Europe and the Middle East and any resulting conflicts in such regions, or increased tensions between China and Taiwan;

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

We expect to continue to spend substantial amounts to continue the technical, nonclinical and clinical development of our current and future programs. If we are able to gain marketing approval for product candidates that we develop, including any indication for which we are developing or may develop our GH001 and GH002 product candidates, we may require additional amounts of cash in order to launch and commercialize such product candidates and the medical devices required to deliver such product candidates to the extent that such launch and commercialization is not the responsibility of a future collaborator that we may contract with in the future. In addition, other unanticipated costs may arise in the course of our development efforts. Because the design and outcome of our planned and anticipated clinical trials is highly uncertain, we cannot reasonably estimate the actual amounts necessary to successfully complete the development and commercialization of any product candidates we develop, and changing circumstances, some of which may be beyond our control, such as heightened inflation and interest rates, could cause us to consume capital significantly faster than we currently anticipate, and we may need to seek additional funds sooner than planned.

Our future capital requirements depend on many factors, including:

•
the scope, progress, results and costs of researching and developing our GH001 and GH002 product candidates, additional mebufotenin delivery approaches and the medical devices required to deliver these therapies, such as our proprietary aerosol delivery device for GH001, for our initial and any additional indications as well as other product candidates we may develop;

•
the timing and uncertainty of, and the costs involved in, obtaining marketing approvals for our GH001 and GH002 product candidates including the medical devices required to deliver these therapies for our initial and any additional indications, and other product candidates we may develop and pursue;

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

•
if approved, the costs of commercialization activities for GH001 and GH002 for any approved indications, or any other product candidate that receives regulatory approval to the extent such costs are not the responsibility of any future collaborators, including the costs and timing of establishing product sales, marketing, distribution, and manufacturing capabilities;

•
subject to receipt of regulatory approval, revenue, if any, received from commercial sales of GH001 and GH002 and the respective medical devices for any approved indications or any other product candidates;

•	if approved, the establishment and maintenance of coverage and adequate reimbursement from third-party payors for GH001, GH002 or any other product candidates;

•	the extent to which we may in-license or acquire rights to other products, product candidates, medical devices or technologies;

•	our headcount growth and associated costs as we expand our research and development, increase our office space, and establish a commercial infrastructure;

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

We are in the early stages of clinical drug development and have a limited operating history and no products approved for commercial sale, which may make it difficult to evaluate our current business and predict our future success and viability. Since the number of patients included in our clinical trials is small and the follow-up is short, the results from such clinical trials may be less reliable than results achieved in larger clinical trials with longer follow-up, which may hinder our efforts to obtain regulatory approval for GH001, GH002 or any other product candidates.

We are a clinical-stage biopharmaceutical company with a limited operating history, focused on novel therapies which may be able to induce ultra-rapid and durable remissions in patients with depression and in other indications within our focus area of psychiatric and neurological disorders. We commenced operations in 2018, have no products approved for commercial sale, and have not generated any revenue from product sales. Drug development is a highly uncertain undertaking and involves a substantial degree of risk. The results of clinical trials with smaller sample sizes, shorter follow-up and no concurrent control group, such as our completed Phase 1 clinical trial of GH001 in 22 healthy volunteers (GH001-HV-101), our completed Phase 1/2 clinical trial of GH001 in 16 patients with Treatment-Resistant Depression, or TRD (GH001-TRD-102), both with seven days follow-up, our completed Phase 1 clinical trial of GH001 in 46 healthy volunteers (GH001-HV-103) with thirty days follow-up, our Phase 2a proof-of-concept clinical trials of GH001 for the treatment of patients with bipolar II disorder, or BDII, and a current depressive episode (GH001-BD-202) and for the treatment of patients with postpartum depression, or PPD (GH001-PPD-203), and our Phase 1 clinical trial of GH002 in 64 healthy volunteers (GH002-HV-105) can each be disproportionately influenced by various biases associated with the conduct of small, uncontrolled, short-term clinical trials, such as the potential failure of the smaller sample size to accurately depict the features of the broader patient population, and the potential failure of shorter studies to accurately depict long-term safety and efficacy results, which limits the ability to generalize the results, thus making the clinical trial results less reliable than clinical trials with a larger number of patients and longer follow-up. As a result, there may be less certainty that such product candidate would achieve a statistically significant effect in any future clinical trials. If we conduct any future clinical trials of GH001 or GH002, we may not achieve a statistically significant result or the same level of statistical significance, if any, that we might have anticipated based on the results observed in our initial clinical trials. To date, our completed clinical trials have been conducted only in Europe, and we have not initiated nor completed a pivotal clinical trial, obtained marketing approval for any product candidates, manufactured a commercial scale product or arranged for a third party to do so on our behalf, or conducted sales and marketing activities necessary for successful product commercialization. Our short operating history as a company makes any assessment of our future success and viability subject to significant uncertainty. We will encounter risks and difficulties frequently experienced by early-stage biopharmaceutical companies in rapidly evolving fields, and we have not yet demonstrated an ability to successfully overcome such risks and difficulties. If we do not address these risks and difficulties successfully, our business will suffer.

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

We currently have two product candidates in clinical development. The development of these programs and product candidates, of the medical devices required to deliver these product candidates and of any potential future programs and product candidates require significant capital investment. Due to the significant resources required for the development of our programs and product candidates, we must focus our programs and product candidates on specific diseases and disease pathways and decide which product candidates to pursue and advance and the amount of resources to allocate to each. Our drug development strategy is to clinically test and seek regulatory approval for our product candidates in indications in which we believe there is the most evidence that we will be able to efficiently generate proof-of-concept data. We then intend to expand to clinical testing and seek regulatory approvals in other psychiatric and neurological disorders. However, even if any of our product candidates are able to gain regulatory approval in one indication, there is no guarantee that we will be able to expand to other indications, and we may expend significant resources in seeking such approvals.

In addition, we may focus resources on pursuing indications outside of psychiatric and neurological disorders based on the same strategic approach (e.g., mechanistic rationale, the availability of translational tools, clinical development path, commercial opportunity) we utilize in determining on which of our discovery programs to focus. Our decisions concerning the allocation of research, development, collaboration, management and financial resources toward particular product candidates or particular medical devices to deliver those product candidates, or therapeutic areas may not lead to the development of any viable commercial product and may divert resources away from better opportunities. Additionally, we have in the past and may in the future reprioritize product candidate development plans and activities and delay or terminate development of any product candidates we identify. Similarly, our potential decisions to delay, terminate, or collaborate with third parties in respect of certain programs, product candidates, or medical devices to deliver those product candidates may subsequently also prove to be suboptimal and could cause us to miss valuable opportunities. If we make incorrect determinations regarding the viability or market potential of any of our programs or product candidates or misread trends in the biopharmaceutical industry, in particular for psychiatric and neurological disorders, our business, financial condition, and results of operations could be materially adversely affected. As a result, we may fail to capitalize on viable commercial products or profitable market opportunities, be required to forego or delay pursuit of opportunities with other product candidates or other diseases and disease pathways that may later prove to have greater commercial potential than those we choose to pursue, or relinquish valuable rights to such product candidates through collaboration, licensing or other royalty arrangements in cases in which it would have been advantageous for us to invest additional resources to retain sole development and commercialization rights.

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

From time to time we have, and in the future may continue to, publicly disclose preliminary, top-line, or interim data from our clinical trials, which is based on an analysis of then-available data. For example, on February 3, 2025, we announced efficacy data from such phase relating to our ongoing open-label extension phase of our randomized, double-blind, placebo-controlled Phase 2b trial for GH001 in TRD (GH001-TRD-201), as of January 22, 2025, and which did not include data relating to the safety profile for GH001 in TRD (GH001-TRD-201). However, the open-label extension phase of this trial is not yet complete, including our safety analysis for such phase. Consequently, ultimate results could differ materially from the data we have announced. In addition, because we have not completed a safety analysis, notwithstanding efficacy results for the open-label extension phase of our randomized, double-blind, placebo-controlled Phase 2b trial for GH001 in TRD (GH001-TRD-201), this trial may ultimately fail to show the desired safety profile, which could have a material adverse impact on our business, operations and financial results. Any such results and related findings and conclusions are subject to change following a more comprehensive review of the data related to the particular study or trial, and in the case of the open-label extension phase of our Phase 2b trial for GH001 in TRD (GH001-TRD-201), also completing an initial safety analysis. We also make assumptions, estimations, calculations and conclusions as part of our analyses of data, and we may not have received or had the opportunity to fully and carefully evaluate all data. As a result, the preliminary or top-line results that we report may differ from future results of the same studies, or different conclusions or considerations may qualify such results, once additional data have been received and fully evaluated. For example, even if the efficacy results of (GH001-TRD-201) continue to be positive, if the safety profile is not ultimately shown to be adequate, we may not be able to further develop GH001 in TRD. This difference may be more pronounced because of the small sample size and short duration of our clinical trials. Preliminary or top-line data also remain subject to audit and verification procedures that may result in the final data being materially different from the preliminary data we previously reported. We may also conduct planned interim analyses as part of our clinical trials before they are complete. Planned interim analyses from clinical trials that we may complete are subject to the risk that one or more of the clinical outcomes may materially change as patient enrollment continues and more patient data become available. As a result, interim analyses, as well as preliminary or top-line data, should be viewed with caution until the final data are available. In addition, the data received from an interim analysis could prompt us to alter the trial design, or even to halt the clinical trial altogether. Finally, we may report interim, preliminary or top-line data of only certain endpoints rather than all endpoints. Adverse changes between interim, preliminary or top-line data and final data, or between the initially planned trial design and any subsequently altered elements of the trial design due to our analysis of interim, preliminary or top-line data, could significantly harm our business and prospects. Additional disclosure of interim, preliminary or top-line data, or of changes to the trial design, by us or by our competitors could result in volatility in the price of our ordinary shares.

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

On September 29, 2023, we announced that we were notified by the FDA that the study we proposed in our IND for GH001 has been placed on clinical hold. In October 2023, we received the formal clinical hold letter from the FDA, requesting that we provide (i) an inhalation toxicology study in a non-rodent species and an additional inhalation toxicology study in rats, related to respiratory tract histology findings from a previously completed inhalation toxicology study in rats, (ii) additional device design verification information and (iii) updates to our investigator brochure. On January 10, 2025, we announced the completion of the requested inhalation toxicology studies. We are working to respond to the FDA’s requests, but there are no assurances that the FDA will accept the results of such nonclinical studies or other responses (including device design verification information) we may provide, and the FDA may require us to conduct additional nonclinical studies or other work or have additional questions. While we do not believe the respiratory tract histology findings from our completed inhalation toxicology studies in rats to be necessarily predictive of respiratory tract toxicology in other species or humans, we may see similar findings in nonclinical studies completed in other species, if conducted, or even in humans. If the FDA does not accept the results of our nonclinical studies or our conclusions from those studies, or disagrees with other responses we may provide, requires us to conduct additional trials or studies and/or finds the device design verification information we provide to be unsatisfactory, it may take a further considerable period of time, the length of which is not certain at this time, and expense for us to fully address the FDA’s concerns. Any such delays and/or increases in expense caused by the additional nonclinical studies or device design verification information we intend to submit could be exacerbated by a need to find, or develop, an alternative device to deliver GH001. Further, comparable foreign regulatory authorities may also have questions or requests or may initiate the equivalent of a clinical hold, in each case prompted by the clinical hold by the FDA or by the nonclinical studies or any other work we may initiate, which may similarly take considerable time and expense for us to address. Even if we are able to fully respond to the FDA’s current concerns, the FDA may subsequently make additional requests that we would need to fulfill prior to the lifting of the clinical hold. It is possible that we will be unable to fully address the FDA’s concerns and, as a result, the clinical hold may never be lifted and we may never be able to initiate clinical trials for GH001 in the United States. It is also possible that the clinical hold may be lifted as to the clinical trial of GH001 we proposed in our IND but that future clinical trials of GH001 are placed on clinical hold by the FDA. These matters could have a material adverse effect on our clinical development efforts or could otherwise harm our business, financial condition, results of operation and prospects.

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

For example, our initial inhalation toxicity study in rats showed respiratory tract histology findings, contributing to the clinical hold on our GH001 IND, and leading the FDA to request an inhalation toxicology study in a non-rodent species and an additional inhalation toxicology study. Because of the numerous risks and uncertainties associated with drug and drug-device combination product development, we are unable to predict the timing or amount of our expenses, or when we will be able to generate any meaningful revenue or achieve or maintain profitability, if ever.

GH001 and GH002 are investigational mebufotenin therapies based on a novel technology, which makes it difficult to predict the time and cost of development and of subsequently obtaining regulatory approval. To our knowledge, no such therapies have been approved in the United States nor the EU for commercialization.

We have concentrated our research and development efforts on GH001 and GH002 for the treatment of psychiatric or neurological disorders and our future success depends on our successful development of these product candidates. Our risk of failure is high. We may experience problems or delays in developing GH001 and GH002. Any such problems or delays would cause unanticipated costs, and any development problems may not be solved. For example, we or another party may uncover a previously unknown risk associated with GH001 and/or GH002 that may be more problematic than we currently believe, and this may prolong the period of observation required for obtaining, or result in the failure to obtain, regulatory approval or may necessitate additional clinical testing.

In addition, the product specifications and the clinical trial requirements of the FDA, the European Commission, the EMA, and other regulatory authorities and the criteria these regulators use to determine the safety and efficacy of a product candidate vary substantially according to the type, complexity, novelty and intended use and market of such product candidate. The regulatory approval process for novel product candidates such as ours is unclear and can be more expensive and take longer than for other, better known or more extensively studied therapies. For example, because our GH001 and GH002 product candidates contain mebufotenin, which is categorized as a Schedule I controlled substance under the CSA, a Schedule 1 drug under the UK’s Misuse of Drugs Regulations 2001, and is similarly categorized by most states, foreign governments and the UN Convention on Psychotropic Substances, 1971, the development towards regulatory approval of GH001 and GH002 is especially challenging and uncertain. The high technical complexity of the development of drug-device combination products further increases risks and uncertainties towards regulatory approval of our product candidates. This risk and uncertainty is particularly high in the area of drug-device combination products for inhaled delivery of the drug component, such as with GH001. In the past, drug-device combination products have experienced significant delays due to technical challenges faced in achieving the tight technical performance specifications required for regulatory approval, or due to specific adverse events associated with inhaled delivery. We anticipate that GH001 and the device required to deliver GH001 will require significant additional development work to allow regulatory approval. It is uncertain whether this development work will be successful. A similar context and similar risks apply to our GH002 product candidate. To our knowledge, no mebufotenin therapies have received FDA approval nor received marketing authorization from the European Commission. As a result, it is difficult to determine how long it will take or how much it will cost to obtain regulatory approvals for GH001 and GH002 in either the United States or the EU. Approvals by the European Commission may not be indicative of what the FDA may require for approval and vice versa.

Our business substantially depends upon the successful development of our GH001 and GH002 product candidates. Failure to successfully develop GH001 and/or GH002 would prevent us from obtaining regulatory approval for, and successful commercialization of, GH001 and/or GH002 and our business may be materially harmed.

We currently have no products approved for sale and invest the majority of our efforts and financial resources in the development of our lead product candidates, GH001 and GH002, for the treatment of psychiatric or neurological disorders. Successful continued development and ultimate regulatory approval of GH001 and GH002 for our initial and any additional indications is critical to the future success of our business. We will need to raise sufficient funds for, and successfully enroll and complete, our clinical development programs of our GH001 and GH002 product candidates for the treatment of TRD and potentially other psychiatric and neurological disorders.

Before we can generate any revenue from sales of GH001 and GH002 or any other approved product, we must undertake additional technical, nonclinical and clinical development, regulatory review and approval in one or more jurisdictions for the product candidates and the medical devices required to deliver these product candidates. To date, our completed clinical trials have been conducted exclusively in Europe. We plan to pursue clinical trials in additional European countries and the United States for all of our clinical programs. We do not expect that we need to submit separate Investigational Device Exemption applications, or IDEs, or other comparable applications, with the FDA for the medical devices, including our proprietary aerosol delivery device, that we use to deliver our product candidates, and we have not done so, though there can be no assurance that IDEs or comparable applications will not be necessary in the future. We do expect separate applications to EU national member state and UK competent authorities will be required for our proprietary aerosol delivery device for GH001, and may be required for other medical devices that we use to deliver our product candidates. Application requirements outside of the United States, the EU and the UK are less well understood at this time and separate applications may be needed. If the FDA or another comparable foreign regulatory authority were to conclude that any such medical device requires an IDE submission or a comparable application, it could delay or prevent us from utilizing such medical device in future trials. Even if we were to submit an IDE or a comparable application for the medical device, the FDA or other comparable foreign regulatory authorities may not grant necessary approvals requested by us in a timely manner, or at all. In addition, if one or more of our product candidates are approved, we must ensure access to sufficient commercial manufacturing capacity for the product candidates and the medical devices required to deliver these product candidates and conduct significant marketing efforts in connection with any commercial launch, as well as obtaining pricing and reimbursement authorizations in individual European and other countries. These efforts will require substantial investment, and we may not have the financial resources to continue development of our product candidates or commercialization of any products.

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

•
due to the impact of a pandemic, epidemic, outbreak of an infectious disease or a similar event, we may experience some delays and interruptions to our technical development efforts, nonclinical studies, clinical trials and/or regulatory approvals, we may experience delays or interruptions to our manufacturing supply chain, or we could suffer delays in reaching, or we may fail to reach, agreement on acceptable terms with third-party service providers on whom we rely;

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

•
if the DEA, or any state or other jurisdiction, delays rescheduling or fails to reschedule mebufotenin to Schedule II, III, IV or V, or delays classifying or fails to classify our product candidates to Schedule II, III, IV or V;

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

GH001 is designed to deliver mebufotenin to the patient via inhalation of an aerosol into the lungs. This aerosol is defined by specific properties to be pharmaceutically acceptable, such as its purity, and to achieve efficient uptake of mebufotenin into the systemic circulation, such as its particle size distribution. The generation of this mebufotenin aerosol requires a drug product and a device with specific performance characteristics and properties, and it is therefore anticipated that GH001 and the specific device will be considered a drug-device combination product by the FDA, EMA or other comparable foreign regulatory authorities. For GH002, which is our intravenous mebufotenin formulation, such classification will depend on our final choice for its commercial presentation. Products that are considered to be drug-device combination products will require review and coordination by the drug and device centers within the FDA, or other comparable foreign regulatory authorities or notified bodies prior to initiation of clinical trials and prior to marketing approval, which may delay such trials or marketing approval. Under FDA regulations, combination products are subject to current good manufacturing practice, or cGMP, requirements applicable to both drugs and medical devices, including the Quality System, or QS, and regulations applicable to medical devices. Combination products are also subject to the Medical Device Regulation 2017/745, or MDR, which requires coordination between the drug and the device regulatory laws and regulators. Problems associated with the drug product or device component of the combination product candidate may delay or prevent initiation of clinical trials or marketing approval. For example, in current and previous clinical trials, GH001 has been vaporized using a device we purchased on the market from a single third-party manufacturer, Storz & Bickel, Tuttlingen. We do not have a commercial supply agreement with Storz & Bickel, Tuttlingen. If the FDA, EMA or other comparable foreign regulatory authorities refuse to accept the use of this third-party device in our planned clinical trials then initiation of additional clinical trials could be significantly delayed or prevented. We also have not established licensing agreements with any alternative provider of a device which would be suitable to generate a pharmaceutically acceptable aerosol from GH001. In 2021, we initiated the development of a proprietary aerosol delivery device for GH001 for use in our pivotal clinical trial program and for commercial use. This development is not yet completed and if we fail to develop, manufacture, license, or acquire a device which would be suitable to generate a pharmaceutically acceptable aerosol from GH001, which achieves sufficient uptake of mebufotenin into the systemic circulation, or if we fail to get sufficient supplies of the third-party manufactured device or any alternative device or if the device is unavailable to us for any reason then initiation of additional clinical trials or receipt of marketing approval could be significantly delayed or prevented. If the manufacturer of the third-party device makes modifications, or if we elect to change a device component, or license an alternative device component, we will need to perform validation testing and obtain FDA, or other comparable foreign regulatory authority or notified body approval prior to using the modified or alternative device or device component. Similar testing and validation would be required for our development of any proprietary devices. If the FDA or other comparable foreign regulatory or notified body fails to approve use of those modified or alternative medical devices or take significant enforcement action against the manufacturer, we would not be able to continue or initiate clinical trials, receive marketing approval or we may have to suspend marketing our products in certain jurisdictions.

In addition, of the large number of drugs in development in the biopharmaceutical industry, only a small percentage result in the submission of a marketing application, such as a new drug application, or NDA, to the FDA, EMA or other comparable foreign regulatory authority, and even fewer are approved for commercialization. Furthermore, even if we do receive regulatory approval for GH001 or GH002, including the medical devices required for their administration, such as our proprietary aerosol delivery device for GH001, for any indication, any such approval may be subject to limitations on the indications or uses or patient populations for which we may market the product. Accordingly, even if we are able to obtain the requisite financing to continue to fund our development programs, we cannot assure that we will successfully develop or commercialize GH001 or GH002 including the medical devices required for their administration, for any indication.

Developing our proprietary aerosol delivery device for GH001 is a costly and uncertain process, and any failure of, or delay in, the development or manufacturing of the device may have a material adverse effect on our business and results of operations.

The development process for our proprietary GH001 aerosol delivery device is incomplete. As a clinical-stage biopharmaceutical company, we do not have significant experience in manufacturing medical devices, or in working with a contract development and manufacturing organization, or CDMO, to manufacture medical devices, and as such we may not develop a device that is satisfactory either for our purposes or for necessary regulatory approvals. Further, a significant number of components in our proprietary aerosol delivery device for GH001 are manufactured in China, subjecting us to certain geopolitical risks, and other risks related to our supply chain, in manufacturing our device. See “Risks Related to Employee Matters, Managing Our Business and Operations—Our business is subject to economic, political, regulatory and other risks associated with international operations.”

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

Even if we ultimately develop a device that is suitable to generate a pharmaceutically acceptable aerosol and which achieves sufficient uptake of mebufotenin into the systemic circulation, and even if such device is approved, or exempt from approval requirements, as the case may be, by the FDA, EMA, or other comparable foreign regulatory authorities, there can be no assurance that we will be able to adequately manufacture such device in sufficient quantities, or at costs acceptable to us, or that third-party payors will adequately reimburse for them, to achieve our pre-commercial and commercial goals. Any such inability to adequately manufacture our device could materially delay our clinical trials or otherwise materially impact our business.

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

Clinical development involves a lengthy, complex and expensive process, with an uncertain outcome. The outcome of nonclinical testing and early clinical trials may not be predictive of the success of later clinical trials, and the results of our currently completed clinical trials, which to date have only been conducted in Europe and our ongoing and future clinical trials, may not satisfy the requirements of the FDA, EMA or other comparable foreign regulatory authorities.

To obtain the requisite regulatory approvals to commercialize any product candidates and medical devices required for their administration, we must demonstrate through extensive nonclinical studies and clinical trials that our product candidates are safe and effective in humans. Clinical testing is expensive and can take many years to complete, and its outcome is inherently uncertain. In particular, in the United States where we hope to advance our product development efforts in the future, the general approach for FDA approval of a new drug is dispositive data from two adequate and well-controlled Phase 3 clinical trials of the relevant drug in the relevant patient population, using the relevant device. Phase 3 clinical trials typically involve hundreds of patients, have significant costs and take years to complete. A product candidate can fail at any stage of testing, even after observing promising signs of activity in earlier nonclinical studies or clinical trials. The results of nonclinical studies and early clinical trials of our product candidates may not be predictive of the results of later-stage clinical trials. Clinical trials with smaller sample sizes can be disproportionately influenced by various biases associated with the conduct of small clinical trials, making the clinical trial results less reliable than clinical trials with a larger number of patients. In addition, initial success in clinical trials may not be indicative of results obtained when such trials are completed. There is typically an extremely high rate of attrition from the failure of product candidates proceeding through clinical trials. Product candidates in later stages of clinical trials may fail to show the desired safety and efficacy profile despite having progressed through nonclinical studies and initial clinical trials. A number of companies in the biopharmaceutical industry have suffered significant setbacks in advanced clinical trials due to a lack of efficacy or emergence of unacceptable safety issues, notwithstanding promising results in earlier studies and trials. Also, a number of companies developing drug-device combination products, especially in the area of inhaled delivery of the drug component, have historically suffered significant setbacks due to technical, performance or manufacturing issues of the device component in their combination product. Most product candidates that commence clinical trials are never approved as products and there can be no assurance that any of our future clinical trials will ultimately be successful or support further clinical development of GH001, GH002 or any other product candidates. Product candidates that appear promising in the early phases of development may fail to reach the market for several reasons, including:

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

In particular, our nonclinical studies or clinical trials may show that our product candidates have unacceptable side effects or toxicities. In this context, our completed inhalation toxicology studies in rats showed certain respiratory tract histology findings. While these findings did not affect approval of our ongoing clinical trials in Europe, they prompted the FDA to request additional nonclinical studies to be completed before the FDA will consider allowing us to initiate clinical studies in the United States.

To date, we have assessed the intensity of psychoactive effect using a metric we devised, peak experience, or PE. We believe PE may correlate with clinical outcomes, but PE is a subjective metric, it can be inherently difficult to evaluate, and its psychometric validation has not yet been completed. It is uncertain if regulatory agencies will accept use of this metric to guide dosing in the context of the individualized dosing regimen, or IDR, in our pivotal program. In addition, differences in trial design between early-stage clinical trials and later-stage clinical trials make it difficult to extrapolate the results of earlier clinical trials to later clinical trials.

Moreover, our completed initial Phase 1 clinical trial of GH001 in healthy volunteers (GH001-HV-101), our completed Phase 1/2 clinical trial of GH001 in patients with TRD (GH001-TRD-102) and our completed Phase 2a proof-of-concept clinical trials of GH001 in BDII and a current depressive episode (GH001-BD-202) and in PPD (GH001-PPD-203) are open-label studies, where both the patient and investigator know whether the patient is receiving the product candidate or either an existing approved drug or placebo. Most typically, open-label clinical trials test only the product candidate and sometimes do so at different dose levels. Open-label clinical trials are subject to various limitations that may exaggerate any therapeutic effect as patients in open-label clinical trials are aware when they are receiving treatment. For example, prior major depressive disorder, or MDD, studies have exhibited a high placebo effect. In addition, open-label clinical trials may be subject to an “investigator bias,” where those assessing and reviewing the psychological and physiological outcomes of the clinical trials are aware of which patients have received treatment and may interpret the information of the treated group more favorably given this knowledge. Therefore, it is possible that positive results observed in open-label trials will not be replicated in later placebo-controlled or active-controlled trials. Additionally, the trial design differences and placebo effects that may be possible in clinical research for the indications we are studying may make it difficult to extrapolate the results of earlier clinical trials to later clinical trials or to interpret the clinical data in any of our trials. Furthermore, even in a placebo-controlled or active-controlled trial, it is possible that patients and/or investigators will be able to discern if the administered dose is our product candidate or a placebo or the active control due to the psychoactive effects of mebufotenin, a phenomenon also known as functional unblinding. Therefore, placebo-controlled or active-controlled trials with our product candidates, such as our completed Phase 1 clinical trial of GH001 in healthy volunteers (GH001-HV-103), our ongoing Phase 2b clinical trial of GH001 in TRD (GH001-TRD-201) and our completed Phase 1 clinical trial of GH002 in healthy volunteers (GH002-HV-105) may be subject to similar limitations as open-label trials. Finally, our clinical trials to date have been short in duration, and our results may not be predictive of long-term safety and efficacy.

The standards that the FDA, EMA and other comparable foreign regulatory authorities use when regulating us require judgment and can change, which makes it difficult to predict with certainty how they will be applied. Although we are initially focusing our efforts on development of small molecule drug products and the medical devices required for delivery of these products, we may pursue development of other products, e.g., biological products, each of which could make us subject to additional regulatory requirements. Any analysis we perform of data from technical development, nonclinical and clinical activities is subject to confirmation and interpretation by regulatory authorities, which could delay, limit or prevent initiation of clinical studies or regulatory approval. Our clinical trials have exclusively been conducted in Europe. The FDA’s acceptance of data from clinical trials outside of the United States is subject to certain conditions. If the FDA or other comparable foreign regulatory authorities do not accept earlier technical, nonclinical or clinical data, we may need to conduct additional technical development, nonclinical studies or clinical trials. For example, our nonclinical data and device design verification information submitted with our GH001 IND was deemed by the FDA to contain insufficient information to assess risks to human subjects, and the FDA therefore requested additional nonclinical toxicology studies and other work (including acceptable device design verification information) before the FDA may lift the clinical hold and allow us to initiate clinical studies in the United States, such as the study we proposed in our IND for GH001.

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

Given GH001’s proposed mechanisms of resetting human brain functional connectivity, or FC, and serotonergic agonism, we believe that it represents a compelling therapeutic option for multiple psychiatric and neurological disorders other than TRD. Through collaborations with academic institutions and CROs we have begun to explore and intend to continue to explore the benefits of GH001 in additional psychiatric or neurological indications, the first of which have been BDII and PPD. However, there can be no assurance that, even if we obtain approval for GH001 for our initial indication, TRD, we will obtain approval for any other indication, including for BDII or PPD. The ability to obtain approval for any of these additional indications will require additional clinical development. If we fail to obtain and maintain required approvals for these additional or broadened indications, or if regulatory approvals are delayed, we will not realize the maximum market potential of GH001. Additionally, the FDA, EMA or other comparable foreign regulatory authorities may require us to conduct clinical trials, beyond those that we plan to conduct, and/or other tests, before seeking regulatory approval. For example, based on our existing nonclinical and clinical data for GH001, we believe that we can proceed to Phase 2a clinical trials in additional indications without first completing Phase 1 clinical trials, as we did with our Phase 2a proof-of-concept trials of GH001 in BDII and PPD. However, there can be no assurance that the FDA, EMA or other comparable foreign regulatory authorities will agree with such assessment. If we were required to conduct additional clinical trials and/or other tests, our costs for developing GH001 for any additional indications would be substantially higher and the timing of any regulatory approval, if any, would be substantially extended, which could adversely affect our results of operations.

We may not be able to submit INDs or IND amendments, or comparable foreign applications, to commence additional clinical trials on the timelines we expect, and even if we are able to do so, the FDA, EMA or comparable foreign regulatory authorities may not permit us to proceed.

In November 2022, we announced that we submitted clinical trial applications in several European countries for a multi-center, randomized, double-blind, placebo-controlled Phase 2b trial of GH001 in TRD (GH001-TRD-201), and in August 2023, we submitted an IND for GH001 with the FDA, with the purpose to initiate a Phase 1 healthy volunteer clinical pharmacology trial, where GH001 is administered using our proprietary aerosol delivery device (GH001-HV-106). However, we may not be able to submit INDs or comparable foreign applications for GH001, or for our other product candidates, on the timelines we expect. For example, we may experience delays with IND-enabling studies. Moreover, we cannot be sure that submission of an IND or a comparable foreign application will result in the FDA, EMA or a comparable foreign regulatory authority allowing clinical trials to begin, or that, once begun, issues will not arise that suspend or terminate clinical trials. For example, we announced in September 2023 that the FDA placed our IND for GH001 on clinical hold. See “Risks Related to Research and Development and the Biopharmaceutical Industry—It may take considerable time and expense to resolve the clinical hold that has been placed by the FDA on the study we proposed in our IND for GH001, and no assurance can be given that the FDA will remove the clinical hold, which could have a material adverse effect on our clinical development efforts or could otherwise harm our business, financial condition, results of operation and prospects” above for further information on certain of the risks associated with this clinical hold. Additionally, even if such regulatory authorities ultimately agree with the design and implementation of the clinical trials set forth in an IND or in a comparable foreign application, we cannot guarantee that such regulatory authorities will not change their requirements in the future. These considerations also apply to new clinical trials we may submit as amendments to existing INDs or to a new IND, or to comparable existing or new foreign applications. Any failure to submit INDs or comparable foreign applications on the timelines we expect or to obtain permission for our trials to proceed may prevent us from completing our clinical trials or commercializing our products on a timely basis, if at all.

Our product candidates or use of our product candidates through participation in our clinical trials, may cause undesirable side effects or have other properties that could delay or prevent their regulatory approval, limit their commercial potential or result in significant negative consequences.

Undesirable adverse drug reactions that could potentially be caused by GH001, GH002 or any other product candidate, and that have been observed in previously completed clinical trials, such as hypertension, tachycardia, nausea, vomiting, sensory disturbance, headache, flashbacks, referred to as the re-experiencing of some of the effects induced by mebufotenin intake at some point after the drug’s acute effects have worn off, or that may potentially occur in ongoing or future studies, based on toxicities observed in completed nonclinical toxicity studies, such as serotonin syndrome, convulsions or respiratory adverse events, could cause us or regulatory authorities to not initiate, interrupt, delay or halt clinical trials and could result in more restrictive labeling than anticipated, a requirement that we implement a REMS to ensure that the benefits outweigh the risks or the delay or denial of regulatory approval by the FDA, EMA or comparable foreign regulatory authorities. Results of our clinical trials could reveal a high and unacceptable severity and prevalence of side effects or unexpected characteristics, even death. There can be no assurance that serious side effects, including deaths, will not occur even in the controlled setting of a clinical trial. In addition, many compounds that have initially shown promise in clinical or earlier stage testing are later found to cause undesirable or unexpected side effects that prevented further development of the compound. Additionally, the composition of our product candidates or learnings in nonclinical studies or clinical trials may result in contraindications or warnings, including “Boxed Warnings”, for any product candidates for which we may obtain regulatory approval.

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

In addition, our clinical trials will compete with other clinical trials for product candidates that are in the same therapeutic areas as our product candidates, including product candidates studying N-methyl-D-aspartate antagonists, neurosteroids, and mebufotenin and other serotonergic psychedelics such as psilocybin and N,N-dimethyltryptamine. This competition will reduce the number and types of patients available to us, because some patients who might have opted to enroll in our trials may instead opt to enroll in a trial being conducted by one of our competitors. Since the number of qualified clinical investigators is limited, we expect to conduct some of our clinical trials at the same clinical trial sites that some of our competitors use, which will reduce the number of patients who are available for our clinical trials in such clinical trial site, or which may lead to a bias in recruitment between the competing trials, potentially affecting the outcome of those trials.

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

The markets for GH001, GH002 and any other product candidates that we are developing or we may develop, for TRD or for any additional indications, may be smaller than we expect.

Our estimates of the potential market opportunity for GH001, GH002 and any other product candidates that we are developing or we may develop, for TRD or for any additional indications, include several key assumptions based on our industry knowledge, industry publications and third-party research reports. There can be no assurance that any of these assumptions are, or will remain, accurate. If the actual market for GH001, GH002 and any other product candidates that we are developing or we may develop, for TRD or for any additional indications, is smaller than we expect, our revenue, if any, may be limited and it may be more difficult for us to achieve or maintain profitability.

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

We may choose to conduct one or more of our clinical trials in the United States, Europe or in other foreign jurisdictions. The acceptance of study data from nonclinical studies and clinical trials conducted outside any such jurisdiction may be subject to certain conditions for acceptance. For example, in cases where data from foreign clinical trials are intended to serve as the basis for marketing approval in the United States, the FDA will generally not approve the application on the basis of foreign data alone unless (i) the data are applicable to the U.S. population and U.S. medical practice; and (ii) the trials were performed by clinical investigators of recognized competence and pursuant to Good Clinical Practices, or GCP, regulations. Additionally, the FDA’s clinical trial requirements, including sufficient size of patient populations and statistical powering, must be met. Many foreign regulatory bodies, such as the EMA, have similar approval requirements. In addition, such foreign trials would be subject to the applicable local laws of the foreign jurisdictions where the trials are conducted. There can be no assurance that the FDA, EMA or any applicable foreign regulatory authority will accept data from trials conducted outside of the United States or the applicable jurisdiction. The FDA may not ultimately accept our data given the limited sample size in our completed and existing trials. For example, our clinical trials have exclusively been conducted in Europe. If the FDA, EMA or any applicable foreign regulatory authority does not accept such data, it would result in the need for additional trials, which would be costly and time-consuming and delay aspects of our business plan, and which may result in our product candidates not receiving approval or clearance for commercialization in the applicable jurisdiction.

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

Because we are considering developing GH001 and/or GH002 for indications we believe to be rare, we may elect to pursue orphan designations for our candidates as applicable in the jurisdictions where development activities are planned.

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

Specifically, we face competition from 501(c)(3) non-profit medical research organizations, including the Usona Institute. Such non-profits may be willing to provide treatment at cost or for free, undermining our potential market for GH001, GH002 and any other product candidates we may develop. In addition, a number of for-profit biotechnology companies or institutions are specifically pursuing the development of mebufotenin or other tryptamines, such as psilocybin and N,N-dimethyltryptamine, to treat mental health illnesses, including TRD. These competitors include ATAI Life Sciences, Beckley Psytech, COMPASS Pathways, Cybin and Mindmed. In addition, an increasing number of companies are stepping up their efforts in discovery of new psychoactive compounds. It is also probable that the number of companies seeking to develop psychoactive products and therapies for the treatment of mental health illnesses, such as depression, will increase. If any of our competitors are granted an NDA for their therapies before us and manage to obtain approval for a broader indication, and thus access a wider patient population, we may face more intensified competition from such potential therapies and increased difficulties in winning market acceptance of our GH001 and GH002 product candidates or any other product candidates. All of these risks are heightened because mebufotenin, which is a known naturally occurring substance and therefore not subject to patent protection, may be deemed an appropriate substitute for GH001 and GH002.

We also face competition from larger and smaller pharmaceutical, biopharmaceutical and biotechnology companies who have developed or are developing therapies for the treatment of MDD and TRD, including Axsome Therapeutics and Sage Therapeutics, and will face future competition for any other indications we may seek to treat with our GH001 and GH002 product candidates. There are a number of companies that currently market and sell products or therapies, or are pursuing the development of products or therapies, for the treatment of depression, including antidepressants such as selective serotonin reuptake inhibitors, or SSRIs, and serotonergic norepinephrine reuptake inhibitors, or SNRIs, antipsychotics, cognitive behavioral therapy, or CBT, esketamine and ketamine, repeat transcranial magnetic stimulation, or rTMS, electroconvulsive therapy, or ECT, vagus nerve stimulation, or VNS, deep brain stimulation, or DBS, N-methyl-D-aspartate antagonists, neurosteroids, and other serotonergic psychedelics such as psilocybin and N,N-dimethyltryptamine, among others. Many of these pharmaceutical, biopharmaceutical and biotechnology competitors have established markets for their therapies and have substantially greater financial, technical, human and other resources than we do and may be better equipped to develop, manufacture and market superior products or therapies. In addition, many of these competitors have significantly greater experience than we have in undertaking nonclinical studies and human clinical trials of new therapeutic substances and in obtaining regulatory approvals of human therapeutic products. Accordingly, our competitors may succeed in obtaining FDA, EMA or other comparable foreign regulatory authority approval for alternative or superior products. In addition, many competitors have greater name recognition and more extensive collaborative relationships. Smaller and earlier-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large, established companies.

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

Our inhalable GH001 mebufotenin product candidate is delivered via inhalation of aerosols produced by a vaporization device which is subject to device regulations in the United States and other jurisdictions. The FDA, EMA or other comparable foreign regulatory authorities, may not accept this device for clinical trials.

In current and previous clinical trials, GH001 has been vaporized using a device we have purchased on the market from a third party. This device has been used in previous trials, conducted by other parties with other products or product candidates, in Europe and the United States. However, there can be no assurance that the FDA or other comparable foreign regulatory authorities will allow it to be used with GH001 in future trials. In addition, we may decide in future clinical trials to use a different device than the one we have used previously, and the FDA or other comparable foreign regulatory authorities could similarly object to the use of any such device with GH001. For example, in 2021, we initiated the development of a proprietary aerosol delivery device for GH001 for use in our pivotal clinical trial program and for commercial use. Based on this proprietary device’s development progress, in August 2023 we submitted an IND for GH001 in TRD to be delivered with such device, which was placed on clinical hold by the FDA, requesting, among other aspects, additional device design verification information before clinical trials with this device may be initiated. We are in the process of preparing this information but we would also need to carry out additional development work and conduct additional studies, including bridging studies, to bridge our prior device to any new device we may decide to use, prior to using the new device in future clinical trials. Any delays as a result of changing medical devices to deliver our product candidates would have a material adverse effect on our business.

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

Additional time may be required to obtain regulatory approval for GH001 because it is administered as a combination product.

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

Risks Related to Controlled Substances

GH001 and GH002, and any other product candidates we may develop, are subject to controlled substance laws and regulations in the territories where the product will be marketed, such as the United States, the EU, the UK and the rest of Europe, as well as the UN international drug control treaties, and failure to comply with these laws and regulations, or the cost of compliance with these laws and regulations, may adversely affect the results of our business operations, both during clinical development and post-approval, and our financial condition. In addition, during the review process of GH001 and GH002, and prior to approval, the FDA, EMA and/or other comparable foreign regulatory authorities may require additional data, including with respect to whether GH001 and GH002 have abuse or misuse potential. This may delay approval and any potential rescheduling process.

In the United States, mebufotenin is classified under the federal CSA and regulations as a controlled substance or scheduled substance, specifically as a Schedule I substance. The DEA regulates drug substances and chemical compounds as Schedule I, II, III, IV or V substances. Schedule I substances by definition have a high potential for abuse, have no currently “accepted medical use” in the United States, lack accepted safety for use under medical supervision, and may not be prescribed, marketed or sold in the United States. Pharmaceutical products approved for medical use in the United States may be listed as Schedule II, III, IV or V, with Schedule II substances considered to present the highest potential for abuse or dependence and Schedule V substances the lowest relative risk of abuse among such substances. Schedule I and II drugs are subject to the strictest controls under the CSA, including manufacturing and procurement quotas, security requirements and import/export restrictions. In addition, prescribing and dispensing of Schedule II drugs is further restricted. For example, Schedule II prescriptions must contain a written signature or authorized e-signature and may not be refilled without a new prescription. Further, most, if not all, state laws in the United States classify mebufotenin as a Schedule I controlled substance. For any product containing mebufotenin to be available for commercial marketing in the United States, mebufotenin must be rescheduled to Schedule II, III, IV or V, or the DEA must reschedule a specific dosage form or product containing mebufotenin to Schedule II, III, IV or V. Similar rescheduling would be required in the various states and jurisdictions through scheduling-related legislative or administrative action.

Rescheduling determinations by the DEA to a schedule that would authorize the drug to be marketed (i.e., Schedule II, III, IV or V) are dependent on FDA approval of a substance or a specific formulation of a substance. Therefore, while mebufotenin is a Schedule I controlled substance, products approved by the FDA for medical use in the United States that contain mebufotenin would meet the statutory criteria to be placed in Schedule II, or another schedule, since approval by the FDA satisfies the “accepted medical use” requirement. If and when GH001 or GH002 receives FDA approval, the DEA will need to issue a proposed rulemaking to place mebufotenin in a schedule other than Schedule I in order for it to be prescribed to patients in the United States. This scheduling determination will be dependent on FDA approval and influenced by the FDA’s recommendation as to the appropriate schedule. During the review process, and prior to approval, the FDA may determine that it requires additional data, either from nonclinical or clinical studies, including with respect to whether, or to what extent, the substance has the potential for abuse. This may introduce a delay into the approval and any potential rescheduling process because the scheduling process generally does not begin until approval. That delay would be dependent on the quantity of additional data required by the FDA. The scheduling determination will require the DEA to conduct notice and comment rulemaking. Such action will be subject to public comment and requests for an administrative hearing which could affect the timing and scheduling of these substances.

Mebufotenin is currently classified as a Schedule I drug in the United States and any product containing this substance, such as GH001 and GH002 must be rescheduled to be marketed. There can be no assurance that the DEA will make a favorable scheduling decision. Even assuming categorization as a Schedule II or lower controlled substance (i.e., Schedule III, IV or V) at the federal level, such substances would also require scheduling determinations under state laws and regulations.

If approved by the FDA, and if the finished dosage form of GH001 or GH002 is listed by the DEA as a Schedule II, III, or IV controlled substance, its manufacture, importation, exportation, domestic distribution, storage, sale, prescribing, and dispensing will continue to be subject to a significant degree of regulation by the DEA. In addition, the final scheduling process may take significantly longer than the 90-day deadline set forth in the CSA regarding an interim rule, especially if there are objections to such scheduling, thereby delaying the launch of our GH001 or GH002 product candidates in the United States. Furthermore, the FDA, DEA or any comparable foreign regulatory authority could require us to generate more clinical or other data than we currently anticipate to establish whether or to what extent the substance has an abuse, misuse or dependence potential, which could increase the cost and/or delay the launch of GH001, GH002 or any other product candidates containing controlled substances. In addition, product candidates containing controlled substances are subject to regulations relating to manufacturing, storage, distribution, prescribing, and dispensing, including:

•
DEA registration and inspection of facilities. Facilities conducting research, manufacturing, distributing, importing or exporting, or dispensing controlled substances must be registered (licensed) to perform these activities and have the security, control, record keeping, reporting and inventory procedures  required by the DEA to prevent drug loss and diversion. All these facilities must renew their registrations annually, except dispensing facilities (e.g. pharmacies), which must renew every three years. The DEA conducts periodic inspections of certain registered establishments that handle controlled substances. Failure to obtain or maintain the necessary registrations may result in delay of the importation, manufacturing or distribution of GH001 or GH002. Furthermore, importation of controlled substances is subject to additional permits or approvals, which must be obtained prior to each importation. Failure to comply with the CSA and implementing regulations promulgated by the DEA, particularly non-compliance resulting in theft, loss or diversion, can result in regulatory action that would have a material adverse effect on our business, financial condition and results of operations. The DEA and the U.S. Department of Justice may seek civil penalties, refuse to renew necessary registrations, or initiate proceedings to restrict, suspend or revoke those registrations. In certain circumstances, violations could lead to criminal proceedings.

•
State-controlled substances laws. Individual U.S. states have also established controlled substance laws and regulations. Though state-controlled substances laws often mirror federal law, because the states are separate jurisdictions, they will need to separately reschedule GH001 or GH002. While some states automatically schedule or reschedule a drug based on federal action, other states schedule drugs through rule making or a legislative action. State scheduling may delay commercial sale of any product for which we obtain federal regulatory approval and adverse scheduling would have a material adverse effect on the commercial attractiveness of such product. We or our partners must also obtain separate state registrations, permits or licenses in order to be able to obtain, handle, and distribute controlled substances for clinical trials or commercial sale, and failure to meet applicable regulatory requirements could lead to enforcement and sanctions by the states in addition to those from the DEA or otherwise arising under federal law.

•
Clinical trials. Because our GH001 and GH002 product candidates contain mebufotenin, to conduct clinical trials with GH001 and GH002 in the United States prior to approval, each of our research sites must submit a research protocol to the DEA and obtain and maintain a DEA Schedule I researcher registration that will allow those sites to handle and dispense GH001 and GH002 and to obtain the product from our importer. If the DEA delays or denies the grant of a researcher registration or approval of the research protocol to one or more research sites, the clinical trial could be significantly delayed, and we could lose clinical trial sites. The importer for the clinical trials must also obtain a Schedule I importer registration and an import permit for each import.

•
Post-Approval Importation. If GH001 or GH002 is approved and classified as a Schedule II, III or IV substance, an importer can import it for commercial purposes if it obtains an importer registration and applies for and receives an import permit (Schedule II) or files an import declaration (Schedule III or IV) for each import shipment. The DEA provides annual assessments/estimates to the UN International Narcotics Control Board, which guides the DEA in the amounts of controlled substances that the DEA authorizes to be imported. The failure to identify an importer or obtain the necessary import authority, including specific quantities, could affect the availability of GH001 or GH002 and have a material adverse effect on our business, results of operations and financial condition. In addition, an application for a Schedule II importer registration must be published in the Federal Register, and there is a notice and comment period to receive public comments. It is always possible that adverse comments may delay the grant of an importer registration. If GH001 or GH002 is approved and classified as a Schedule II controlled substance, federal law may prohibit the import of the substance for commercial purposes. If GH001 or GH002 is listed as a Schedule II substance, we will not be allowed to import the drug for commercial purposes unless the DEA determines that domestic supplies are inadequate or there is inadequate domestic competition among domestic manufacturers for the substance as defined by the DEA. Moreover, the DEA has not registered any companies to import Schedule I controlled substances, including mebufotenin, for commercial purposes, only for scientific and research needs. Therefore, if neither GH001 or GH002, nor its drug substance could be imported, GH001 and GH002 would have to be wholly manufactured in the United States, and we would need to secure a manufacturer that would be required to obtain and maintain a separate DEA registration for that activity.

•
Manufacture in the United States. If, because of a Schedule II (and possibly Schedule III) classification or voluntarily, we were to conduct manufacturing or repackaging/relabeling in the United States for commercial purposes, mebufotenin will be subject to an annual aggregate production quote established by the DEA and our contract manufacturers would be subject to the DEA’s annual and semi-annual manufacturing and procurement quota requirements. Additionally, regardless of the scheduling of GH001 or GH002, the active ingredient in the final dosage form is currently a Schedule I controlled substance and would be subject to such quotas as this substance could remain listed on Schedule I during the clinical trials. The annual and semi-annual quota allocated to us or our contract manufacturers for the active ingredient in GH001 or GH002 may not be sufficient to complete clinical trials or meet commercial demand. Consequently, any delay or refusal by the DEA in establishing our, or our contract manufacturers’, procurement and/or production quota for controlled substances could delay or stop our clinical trials or product launches, which would have a material adverse effect on our business, financial position and results of operations.

•
Distribution in the United States and the UK. If GH001 or GH002 is scheduled as Schedule II, III, IV or V, we would also need to identify wholesale distributors with the appropriate DEA registrations and authority to distribute GH001, GH002 and any other product candidates. These distributors would need to maintain Schedule II, III, IV or V distribution registrations. This limitation in the ability to distribute GH001 or GH002 more broadly may limit commercial uptake and could negatively impact our prospects. The failure to obtain, or delay in obtaining, or the loss of any of those registrations could result in increased costs to us. If GH001 or GH002 is classified as a Schedule II drug, participants in our supply chain may have to maintain enhanced security including specially constructed vaults at manufacturing and distribution facilities. This additional security may also discourage some pharmacies from carrying the product. In addition, GH001 and/or GH002 could be required to be administered at our trial sites or other certified healthcare settings, which could limit commercial uptake. Furthermore, state and federal enforcement actions, regulatory requirements, and legislation intended to reduce prescription drug abuse, such as the tracking of prescribing and dispensing of controlled substances through a state prescription drug monitoring program, may make physicians less willing to prescribe, and pharmacies to dispense, certain controlled substances, especially Schedule II products. Similarly, the Medicines and Healthcare products Regulatory Agency, or MHRA, considers that all Schedule 1 drugs under the UK’s Misuse of Drugs Regulations 2001 (which Schedule includes mebufotenin) have no therapeutic benefit, and can only be imported, exported, produced, supplied, possessed and the like under a license issued by the UK government’s Home Office. Mebufotenin may never be rescheduled under the Misuse of Drugs Regulations 2001, or reclassified under the UK’s Misuse of Drugs Act 1971 (under which it is a Class A controlled substance).

The potential reclassification of mebufotenin by the DEA in the United States could create additional regulatory burdens on our operations and negatively affect our results of operations.

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

GH001 and GH002 contain controlled substances, the use of which may generate public controversy. Adverse publicity or public perception regarding mebufotenin and psychedelics generally or our current or future product candidates using mebufotenin may negatively influence the success of these therapies.

Therapies containing controlled substances may generate public controversy. Political and social pressures and adverse publicity could lead to delays in approval of, and increased expenses for, GH001, GH002 and any other product candidates we may develop. Opponents of these therapies may seek restrictions on marketing and withdrawal of any regulatory approvals. In addition, these opponents may seek to generate negative publicity in an effort to persuade the medical community to reject these therapies. For example, we may face media-communicated criticism directed at our clinical development program. Adverse publicity from mebufotenin misuse may adversely affect the commercial success or market penetration achievable by our GH001 and GH002 product candidates. Anti-psychedelic protests have historically occurred and may occur and generate media coverage. Political pressures and adverse publicity could lead to delays in, and increased expenses for, and limit or restrict the introduction and marketing of, GH001, GH002 or any other product candidates.

If GH001, GH002 or any other product candidates are approved for commercial sale, we will be highly dependent upon consumer perceptions of the safety and quality of our therapies. We may face limited adoption if third-party therapy sites, therapists, and patients are unwilling to try such a novel treatment. Even if therapies containing controlled substances become widely accepted by physicians and patients, our success will depend in large part on our ability to educate and train physicians and patients, and to successfully demonstrate the safety, tolerability, ease of use, efficacy, cost effectiveness and other advantages of therapies containing controlled substances. There has been a history of negative media coverage regarding psychedelic substances, including mebufotenin, which may affect the public’s perception of our therapies. In addition, mebufotenin elicits intense psychological experiences, and this could deter patients from choosing this course of treatment. We could be adversely affected if we were subject to negative publicity or if any of our therapies or any similar therapies distributed by other companies prove to be, or are asserted to be, harmful to patients. Because of our dependence upon consumer perception, any adverse publicity associated with illness or other adverse effects resulting from patients’ use or misuse of our therapies or any similar therapies distributed by other companies could have a material adverse impact on our business, prospects, financial condition and results of operations.

Future adverse events in research into depression and mental health diseases on which we focus our research efforts, or the pharmaceutical industry more generally, could also result in greater governmental regulation, stricter labeling requirements and potential regulatory delays in the testing or approvals of our therapies. Any increased scrutiny could delay or increase the costs of obtaining regulatory approval for GH001, GH002 or any other product candidates.

Mebufotenin is listed as a Schedule I controlled substance under the CSA in the United States, and comparable controlled substance legislation in other countries and the UN Convention on Psychotropic Substances, 1971, and any significant breaches in our compliance with these laws and regulations, or changes in the laws and regulations may result in interruptions to our development activity or business continuity.

Mebufotenin is categorized as a Schedule I controlled substance under the CSA, a Schedule 1 drug under the UK’s Misuse of Drugs Regulations 2001 and is similarly categorized by most states, foreign governments and the UN Convention on Psychotropic Substances, 1971. Even assuming that GH001, GH002 or any other product candidates containing mebufotenin in specific formulations or dosage forms are approved and scheduled by regulatory authorities to allow their commercial marketing, the active pharmaceutical ingredients in such product candidates would likely continue to be Schedule I, or the state or foreign equivalent. Violations of any federal, state or foreign laws and regulations could result in significant fines, penalties, administrative sanctions, convictions or settlements arising from civil proceedings conducted by either the federal government or private citizens, or criminal charges and penalties, including, but not limited to, disgorgement of profits, cessation of business activities, divestiture, or prison time. This would have a material adverse effect on us, including on our reputation and ability to conduct business, the potential listing of our ordinary shares, our financial position, operating results, profitability or liquidity or the market price of our ordinary shares. In addition, it is difficult for us to estimate the time or resources that would be needed for the investigation or defense of any such matters or our final resolution because, in part, the time and resources that may be needed are dependent on the nature and extent of any information requested by the applicable authorities involved, and such time or resources could be substantial. It is also illegal to aid or abet such activities or to conspire or attempt to engage in such activities. An investor’s contribution to and involvement in such activities may result in federal civil and/or criminal prosecution, including, but not limited to, forfeiture of his, her or its entire investment, fines and/or imprisonment.

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

Our commercial success with GH001, GH002 or any other product candidates, if approved, will be dependent upon our ability to identify, qualify, prepare, certify, and support third-party clinics or treatment centers that administer our product candidates. We expect that GH001, GH002 and any other product candidates will be administered in qualified third-party clinics or treatment centers by certified healthcare providers. Because we intend to work with third-party centers and providers who agree to adhere to our treatment protocols, possibly under a REMS in the United States or a Risk Management Program, or RMP, in Europe with restricted distribution methods, we may face limitations on the number of sites available to administer GH001, GH002 or other product candidates. Moreover, sites may have difficulty satisfying the requirements of any REMS or RMP. Any limitations on the sites available to administer GH001, GH002 or other product candidates could make it impracticable or impossible for some potential patients to access our product candidates, if approved, which could limit the overall size of our potential patient population and harm our future results of operations.

If we are unable to establish or collaborate with a sufficient network of third-party clinics or treatment centers certified under applicable standards, including regional, national, state or other applicable standards as needed to administer GH001, GH002 or any other product candidate, including the certifications that such third-party clinics or treatment centers may require under a potential REMS in the United States or RMP in Europe, it would have a material adverse effect on our business and ability to grow and would adversely affect our results of operations and commercialization efforts.

Given the novel nature and scheduled drug aspect of our treatment, third-party clinics or treatment centers may face additional financial and administrative burdens in order to deliver any approved therapy, including adhering to a REMS in the United States or an RMP in Europe. The process for a third-party clinic or treatment center to comply with a REMS can be costly and time-consuming, which could delay a third-party clinic or treatment centers’ ability to administer our product candidates and materially adversely affect our commercialization trajectory. Furthermore, third-party clinics or treatment centers will need to ensure that they have the necessary infrastructure and equipment in order to deliver GH001, GH002 or any other product candidates, such as adequate ancillary equipment and sufficient treatment rooms. This may deter third-party clinics or treatment centers from providing GH001, GH002 or any other product candidates and reduce our ability to expand our network and generate revenue.

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

We plan to conduct business globally and may file income tax returns in multiple jurisdictions in the future. Our consolidated effective income tax rate could be materially adversely affected by several factors, including: changing tax laws, regulations and treaties, or the interpretation thereof; tax policy initiatives and reforms under consideration (such as those related to the Organization for Economic Co-Operation and Development’s, or OECD, Base Erosion and Profit Shifting, or BEPS, Project, the OECD’s Pillar One and Pillar Two initiatives (as discussed below) and other initiatives); the practices of tax authorities in jurisdictions in which we operate; the resolution of issues arising from tax audits or examinations and any related interest or penalties. Such changes may include (but are not limited to) the taxation of operating income, investment income, dividends received or (in the specific context of withholding tax) dividends paid.

We are unable to predict what tax reform may be proposed or enacted in the future or what effect such changes would have on our business, but such changes, to the extent they are brought into tax legislation, regulations, policies or practices in jurisdictions in which we operate, could increase the estimated tax liability that we have expensed to date and paid or accrued on our balance sheets, and otherwise affect our financial position, future results of operations, cash flows in a particular period and overall our effective tax rates in the future in countries where we have operations, reduce post-tax returns to our shareholders and increase the complexity, burden and cost of tax compliance. On October 7, 2021, the Irish Government approved Ireland’s adherence to the OECD BEPS 2.0 plan, under the OECD Inclusive Framework, to reform international tax rules. The OECD BEPS 2.0 plan consists of two distinct limbs; Pillar One and Pillar Two. On December 20, 2021, as part of the BEPS 2.0 plan, the OECD published the draft Global Anti-Base Erosion Model Rules (Pillar Two), or GloBE Rules, which are aimed at ensuring that Multinational Enterprises, or MNEs, with revenue of more than €750 million annually will be subject to a global minimum 15% effective tax rate. A directive to implement the GloBE Rules in the EU was adopted by the Council of the EU on December 15, 2023. Pillar Two was implemented into Irish law with effect for periods beginning on or after December 31, 2023. On October 11, 2023, the OECD released a package of documents in relation to Amount A of Pillar One, including a Multilateral Convention. Amount A of Pillar One, if implemented in its current form, would re-allocate certain profits of large multi-national groups to the jurisdictions where their customers and users are located and would apply to groups with revenues of above €20 billion and profitability exceeding 10% (or, if a group is below those thresholds but has a particular segment of its business as disclosed in its consolidated financial statements, a Disclosed Segment, which exceeds those thresholds, the rules may apply to that Disclosed Segment). In order for this Multilateral Convention to enter into force, it must be ratified by at least 30 jurisdictions including the headquarters of jurisdictions of at least 60% of MNEs that are currently expected to be within the scope of Amount A.

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

We exercise significant judgment when determining tax filing positions. The tax rules and regulations are very complex and there can be no assurance that management’s interpretation and application of these rules and regulations to determine tax filing positions will be accepted by the tax authorities. If the tax authorities reject a tax filing position taken by the Company, it could have a material adverse effect on our financial position and operating results. There is a risk that the tax authorities could impose additional taxable income or disallow the deductibility of expenses on intercompany transactions resulting in higher tax obligations in one or more tax jurisdictions. Management’s experience has been that the tax authorities can be aggressive in taking positions that would increase taxable income and/or disallow deductible expenses. If the tax authorities are successful in increasing taxable income and/or disallowing deductible expenses in one or more jurisdictions, it could result in the Company experiencing a higher effective tax rate that could be material. Management regularly consults with professional tax advisors when establishing tax filing positions and believes that the tax filing positions taken are in accordance with tax regulations; however, there is always a risk that the tax authorities could disagree with the tax filing positions taken resulting in additional taxes, interest and penalty becoming due and such amounts could be material.

We may be unable to use tax losses and tax credit carry-forwards and certain built-in losses to reduce future tax payments or benefit from favorable Irish tax legislation.

As an Irish incorporated and tax resident company, we are subject to Irish corporate taxation on our worldwide profits. Due to the nature of our business, we have generated losses since inception and therefore have not paid any Irish corporation tax. As of December 31, 2024, we had unused tax losses of $102.8 million. Subject to any relevant utilization criteria and restrictions (including those that can restrict the use of carried forward losses where there is a change of ownership of more than half of our ordinary shares and a major change in the nature, conduct or scale of the trade) and subject to the related expenses giving rise to the losses being tax deductible, we expect these to be eligible for carry-forward and utilization against future operating profits.

As a company that carries out extensive research and development activities, we seek to benefit from the Irish research and development tax credit for certain expenditure on research and development activities, plant and machinery and buildings as set out in the Taxes Consolidation Act 1997 of Ireland and the Taxes Consolidation Act 1997 (Prescribed Research and Development Activities Regulations) 2004. Credit is given at 25% of allowable expenditure for accounting periods ending on or before December 31, 2023 and 30% of allowable expenditure for accounting periods commencing after January 1, 2024, subject to satisfying the applicable conditions.

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

When taken in combination with the research and development tax credit, we expect a long-term rate of Irish corporation tax lower than the statutory rate to apply to us. If, however, there are unexpected adverse changes to the Irish research and development tax credit regime or the Knowledge Development Box regime, or for any reason we are unable to qualify for such regimes, or we are unable to use tax losses and tax credit carry-forwards and certain built-in losses to reduce future tax payments then our business, results of operations and financial condition may be adversely affected. This may impact our ongoing requirement for investment and the timeframes within which additional investment is required.

We may become subject to U.S. federal and state forfeiture laws which could negatively impact our business operations.

Violations of any U.S. federal laws and regulations could result in significant fines, penalties, administrative sanctions, convictions or settlements arising from civil proceedings conducted by either the federal government or private citizens, or criminal charges, including, but not limited to, seizure of assets, disgorgement of profits, cessation of business activities or divestiture. As an entity that conducts business involving mebufotenin, we are potentially subject to federal and state forfeiture laws (criminal and civil) that permit the government to seize the proceeds of criminal activity. Civil forfeiture laws could provide an alternative for the federal government or any state (or local police force) that wants to discourage residents from conducting transactions with mebufotenin-related businesses but believes criminal liability is too difficult to prove beyond a reasonable doubt. Also, an individual can be required to forfeit property considered to be the proceeds of a crime even if the individual is not convicted of the crime, and the standard of proof in a civil forfeiture matter is lower than the standard in a criminal matter. Depending on the applicable law, whether federal or state, rather than having to establish liability beyond a reasonable doubt, the federal government or the state, as applicable, may be required to prove that the money or property at issue is proceeds of a crime only by either clear and convincing evidence or a mere preponderance of the evidence.

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

We are subject to anti-corruption laws, as well as export control laws, customs laws, sanctions laws and other laws governing our operations. If we fail to comply with these laws, we could be subject to civil or criminal penalties, other remedial measures and legal expenses, be precluded from manufacturing GH001 and GH002 and developing and selling GH001, GH002 or any other product candidates outside the United States or be required to develop and implement costly compliance programs, which could adversely affect our business, results of operations and financial condition. Our directors and managers might also be subject to criminal penalties, including jail time.

Our operations are subject to anti-corruption laws, including the Criminal Justice (Corruption Offences) Act 2018 of Ireland, or Criminal Justice Act, the U.S. Foreign Corrupt Practices Act, or FCPA and other anti-corruption laws that apply in countries where we do business and may do business in the future. The Criminal Justice Act, FCPA and these other laws generally prohibit us, our officers, and our employees and intermediaries from bribing, being bribed or making other prohibited payments to government officials or other persons to obtain or retain business or gain some other business advantage.

The Criminal Justice Act, the FCPA and these other laws generally prohibit us and our employees and intermediaries from authorizing, promising, offering, or providing, directly or indirectly, a financial or other advantage to government officials or other persons to induce them to improperly perform a relevant function or activity (or reward them for such behavior).

Under the Criminal Justice Act, for example, we may also be liable for failing to prevent a person associated with us from committing a bribery offense. We, along with those acting on our behalf and our commercial partners, operate in a number of jurisdictions that pose a high risk of potential Criminal Justice Act or FCPA violations, and we participate in collaborations and relationships with third parties whose corrupt or illegal activities could potentially subject us to liability under the Criminal Justice Act, FCPA or local anti-corruption laws, even if we do not explicitly authorize or have actual knowledge of such activities. In addition, we cannot predict the nature, scope or effect of future regulatory requirements to which our international operations might be subject or the manner in which existing laws might be administered or interpreted.

Compliance with the FCPA in particular, is expensive and difficult, particularly in countries in which corruption is a recognized problem. In addition, the FCPA presents particular challenges in the pharmaceutical industry, because, in many countries, hospitals are operated by the government, and doctors and other hospital employees are considered foreign officials. Certain payments to hospitals in connection with clinical trials and other work have been deemed to be improper payments to government officials and have led to FCPA enforcement actions.

In the future, we may operate in jurisdictions that pose a high risk of potential Criminal Justice Act, FCPA or UK Bribery Act violations, and we may participate in collaborations and relationships with third parties whose actions could potentially subject us to liability under the Criminal Justice Act, FCPA or local anti-corruption laws. In addition, we cannot predict the nature, scope or effect of future regulatory requirements to which our international operations might be subject or the manner in which existing laws might be administered or interpreted. If we expand our operations, we will need to dedicate additional resources to comply with numerous laws and regulations in each jurisdiction in which we plan to operate.

We are also subject to other laws and regulations governing our international operations, including regulations administered by the federal government of the United States and authorities in member states of the EU, including applicable export control regulations, economic sanctions on countries and persons, customs requirements and currency exchange regulations (collectively referred to herein as the Trade Control laws). In addition, various laws, regulations and executive orders also restrict the use and dissemination outside of the United States, or the sharing with certain non-U.S. nationals, of information classified for national security purposes, as well as certain products and technical data relating to those products. If we expand our international presence, it will require us to dedicate additional resources to comply with these laws, and these laws may preclude us from manufacturing GH001 or GH002 and developing and selling GH001, GH002 or any other product candidates outside of the United States, and the EU, which could limit our growth potential and increase our development costs.

There is no assurance that we will be completely effective in ensuring our compliance with all applicable anti-corruption laws, including the Criminal Justice Act, the FCPA or other legal requirements, including Trade Control laws. If we are not in compliance with the Criminal Justice Act, the FCPA and other anti-corruption laws or Trade Control laws, we may be subject to criminal and civil penalties, disgorgement and other sanctions and remedial measures, and legal expenses, which would have an adverse impact on our business, financial condition, results of operations and liquidity. The SEC also may suspend or bar issuers from trading securities on U.S. exchanges for violations of the FCPA’s accounting provisions. Any investigation of any potential violations of the Criminal Justice Act, the FCPA, other anti-corruption laws or Trade Control laws by Irish, U.S. or other authorities could also have an adverse impact on our reputation, our business, results of operations and financial condition.

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

Additionally, in June 2018, the State of California enacted the California Consumer Privacy Act of 2018, or CCPA, which came into effect on January 1, 2020, and provides new data privacy rights for California consumers (as that term is defined in the legislation) and new operational requirements for companies that process information of California residents, which may increase our compliance costs and potential liability. The CCPA gives California residents expanded rights to access and delete their personal information, opt out of certain personal information sharing, and receive detailed information about how their personal information is used. The CCPA provides for civil penalties for violations, as well as a private right of action and statutory damages for data breaches that is expected to increase data breach litigation. While there is currently an exception under the CCPA for protected health information that is subject to HIPAA and clinical trial regulations, as currently written, the CCPA may nevertheless impact certain of our business activities depending on how the CCPA will be interpreted, and exemplifies the vulnerability of our business to the evolving regulatory environment related to personal information. In addition, the California Privacy Rights Act of 2020, or CPRA, which went into effect on January 1, 2023, imposes additional obligations on companies covered by the legislation and significantly modifies the CCPA, including by expanding consumers’ rights with respect to certain sensitive personal information. The CPRA also creates a new state agency that is vested with authority to implement and enforce the CCPA and CPRA. Some observers have noted that the CCPA and CPRA could mark the beginning of a trend toward more stringent state privacy legislation in the United States, which could increase our potential liability and adversely affect our business. Other states, such as Nevada and Oklahoma and the U.S. federal government are considering comprehensive privacy laws, and on January 1, 2023, the Virginia Consumer Data Protection Act, or CDPA, became effective. The CDPA contains provisions that require businesses subject to the legislation to conduct data protection assessments in certain circumstances and that require opt-in consent from Virginia consumers to process certain sensitive personal information. In addition, Colorado enacted the Colorado Privacy Act, or the CoPA, and Connecticut enacted the Connecticut Data Privacy Act, each of which took effect on July 1, 2023, and Utah enacted the Consumer Privacy Act, which became effective on December 31, 2023. Several other states, including New Hampshire, Delaware, and Nebraska, have also enacted privacy laws that have taken effect in 2024 or will take effect in 2025. The CDPA, CoPA and such other proposed legislation, if enacted, may add additional complexity, variation in requirements, restrictions and potential legal risk, require additional investment of resources in compliance programs, impact strategies and the availability of previously useful data and could result in increased compliance costs and/or changes in business practices and policies.

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

Further, the UK’s withdrawal from the EU and EEA on January 31, 2020, has created uncertainty with regard to data protection regulation in the UK. As of January 1, 2021, we are also subject to the UK GDPR and UK Data Protection Act of 2018, which retains the GDPR in the UK’s national law. In particular, the collection, use, storage, disclosure, transfer, or other processing of personal data (including health data processed in the context of clinical trials) regarding data subjects in the UK and/or carried out in the context of the activities of our establishment in the UK is subject to the UK GDPR and the UK Data Protection Act of 2018. With respect to transfers of personal data from the EEA, on June 28, 2021, the European Commission issued an adequacy decision in respect of the UK’s data protection framework, enabling data transfers from EU member states to the UK to continue without requiring organizations to put in place contractual or other measures in order to lawfully transfer personal data between the territories. While this adequacy decision will automatically expire on June 27, 2025, (unless renewed by the European Commission before then), the European Commission may unilaterally revoke the adequacy decision at any point, and if this occurs it could lead to additional costs and increase our overall risk exposure. Other countries have also passed or are considering passing laws requiring local data residency or restricting the international transfer of data.

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

In addition, other legislative changes have been proposed and adopted in the United States since the ACA was enacted. For example, on August 2, 2011, the Budget Control Act of 2011 imposed, subject to certain temporary suspension periods, 2% reductions in Medicare payments to providers per fiscal year starting April 1, 2013, and, due to subsequent legislative amendments to the statute, will remain in effect through 2032, unless additional Congressional action is taken. In December 2020, CMS issued a final rule implementing significant manufacturer price reporting changes under the Medicaid Drug Rebate Program, including an alternative rebate calculation for line extensions that is tied to the price increases of the original drug, and Best Price reporting related to certain value-based purchasing arrangements. Under the American Rescue Plan Act of 2021, effective January 1, 2024, the statutory cap on Medicaid Drug Rebate Program rebates that manufacturers pay to state Medicaid programs was eliminated. Elimination of this cap may, in some cases, require pharmaceutical manufacturers to pay more in rebates than they receive on the sale of products.

Moreover, payment methodologies may be subject to changes in healthcare legislation and regulatory initiatives. For example, CMS may develop new payment and delivery models, such as bundled payment models. There has been heightened governmental scrutiny over the manner in which manufacturers set prices for their products, which has resulted in several presidential executive orders, Congressional inquiries, and proposed and enacted federal and state legislation designed to, among other things, bring more transparency to product pricing, review the relationship between pricing and manufacturer patient programs, reduce the costs of drugs under Medicare, and reform government program reimbursement methodologies for drug products. For example, the FDA released a final rule in September 2020 providing guidance for states to build and submit importation plans for drugs from Canada, and the FDA authorized the first such plan in Florida in January 2024, which has been extended until July 6, 2025.

Recently, several healthcare reform initiatives culminated in the enactment of the Inflation Reduction Act, or the IRA, in August 2022, which will, among other things, allow HHS to directly negotiate the selling price of a statutorily specified number of drugs and biologics each year that CMS reimburses under Medicare Part B and Part D. The negotiated price may not exceed a statutory ceiling price. Only high-expenditure single-source drugs that have been approved for at least 7 years (11 years for single-source biologics) can qualify for negotiation, with the negotiated price taking effect two years after the selection year. For 2026, the first year in which negotiated prices become effective, CMS selected 10 high-cost Medicare Part D products, and the negotiated maximum fair price for each such product has been announced. CMS has selected 15 additional Medicare Part D drugs for negotiated maximum fair pricing in 2027. For 2028, an additional 15 drugs, which may be covered under either Medicare Part B or Part D, will be selected, and for 2029 and subsequent years, 20 Part B or Part D drugs will be selected. A drug or biological product that has an orphan drug designation for only one rare disease or condition will be excluded from the IRA’s price negotiation requirements, but will lose that exclusion if it has designations for more than one rare disease or condition, or if is approved for an indication that is not within that single designated rare disease or condition, unless such additional designation or such disqualifying approvals are withdrawn by the time CMS evaluates the drug for selection for negotiation. The IRA also imposes Medicare Part D and Part B drugs whose prices have increased at a rate greater than the rate of inflation, and in November 2024, CMS finalized regulations for the Medicare Part B and Part D inflation rebates. The IRA also eliminated, beginning in 2025, the coverage gap under Medicare Part D by significantly lowering the enrollee maximum out-of-pocket cost and requiring manufacturers, in order for their drugs to be reimbursed by Medicare Part D, to subsidize, through a newly established manufacturer discount program, 10% of Part D enrollees’ prescription costs for brand drugs below the out-of-pocket limit, and 20% once the out-of-pocket limit has been reached. The IRA permits the Secretary of HHS to implement many of these provisions through guidance, as opposed to regulation, for the initial years. Manufacturers that fail to comply with the IRA may be subject to various penalties, some significant, including civil monetary penalties. The IRA also extends enhanced subsidies for individuals purchasing health insurance coverage in ACA marketplaces through plan year 2025. These provisions may be subject to legal challenges. For example, the provisions related to the negotiation of selling prices of high-expenditure single-source drugs and biologics have been challenged in multiple lawsuits brought by pharmaceutical manufacturers. Thus, while it is unclear how the IRA will be implemented, it will likely have a significant impact on the biopharmaceutical industry and the pricing of our products and product candidates.

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

The ability of the FDA to review and approve new products can be affected by a variety of factors, including government budget and funding levels, ability to hire and retain key personnel and accept the payment of user fees, and statutory, regulatory and policy changes, including changes to the FDA’s priorities or processes. In addition, government funding of the SEC and other government agencies on which our operations may rely, including those that fund research and development activities, is subject to the political process, which is inherently fluid and unpredictable. See “Risks Related to Our Financial Position and Need for Additional Capital - Failure of the U.S. federal government to manage its fiscal matters or to raise or further suspend the debt ceiling may expose us to increased financial and operational risk.”

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

If we or any third parties working with mebufotenin whom we engage fail to comply with environmental, health and safety laws and regulations, we could become subject to fines or penalties or incur costs that could harm our business.

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

Risks Related to Intellectual Property

We rely on patents, applications for patents and other intellectual property rights to protect our GH001 and GH002 product candidates, the prosecution, enforcement, defense and maintenance of which may be challenging and costly. Failure to adequately prosecute, maintain, enforce or protect these rights could harm our ability to compete and impair our business.

Our commercial success depends in part on obtaining and maintaining patents and other forms of intellectual property rights relating to GH001, GH002 and any future product candidates, methods used to manufacture the underlying therapeutic substances, compositions and methods for treating patients using those substances and therapies and medical devices used to deliver such substances and therapies, or licensing such rights from third parties. Failure to obtain, maintain, protect, enforce or extend adequate patent and other intellectual property rights could materially adversely affect our ability to develop and market GH001, GH002 and any future product candidates, and medical devices to deliver such product candidates. We also rely on trade secrets and know-how to develop and maintain our proprietary and intellectual property position. Any failure to protect our trade secrets and know-how could similarly adversely affect our operations and prospects.

We cannot be certain that patents will be issued or granted with respect to our or any of our future licensors’ pending and future patent applications, or that any of our or our future licensors’ issued or granted patents will not later be found to be invalid or unenforceable. The patent position of companies like ours is generally uncertain because it involves complex legal and factual considerations and has, in recent years, been the subject of much litigation. As a result, the issuance, scope, validity, enforceability and commercial value of our patent rights is highly uncertain. The standards applied by the European Patent Office, the United States Patent and Trademark Office, or USPTO, and foreign patent offices in granting patents are not always applied uniformly or predictably. For example, there is no uniform worldwide policy regarding patentable subject matter or the scope of claims allowable in pharmaceutical patents. Consequently, patents may not issue from our pending patent applications, and even if they do issue, such patents may not issue in a form that effectively prevents others from developing or commercializing competing therapies. As such, we do not know the degree of future protection that we will have on our proprietary therapies. This risk is further heightened with respect to our GH001 and GH002 product candidates given that the molecule mebufotenin is a known naturally occurring substance.

The patent prosecution process is expensive, complex and time-consuming, and we and any of our third-party licensors, licensees, or collaboration partners may not be able to prepare, file and prosecute all necessary or desirable patent applications at a reasonable cost or in a timely manner. It is also possible that we or our licensors, licensees or collaboration partners will fail to identify patentable aspects of inventions made in the course of research, development or commercialization activities before it is too late to pursue patent protection on them. In addition, although we enter into non-disclosure and confidentiality agreements with parties who have access to confidential or patentable aspects of our research and development output, such as our employees, corporate collaborators, outside scientific collaborators, contract manufacturers, consultants, advisors, and other third parties, any of these parties may breach these agreements and disclose such output before a patent application is filed, thereby jeopardizing our ability to seek patent protection. Furthermore, publications of discoveries in the scientific literature often lag behind the actual discoveries, and patent applications in the United States and other jurisdictions are typically not published until 18 months after filing, or in some cases not published until and unless granted. Therefore, we cannot be certain that we were the first to make the inventions claimed in our patents or pending patent applications, or that we were the first to file for patent protection of such inventions. Similarly, we cannot be certain that for any in-licensed patents or pending patent applications, the named applicant(s) would be the first to make the inventions claimed in such patents or pending patent applications or that the named applicant(s) would be the first to file for patent protection for such inventions.

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

The issuance of a patent is not conclusive as to its inventorship, scope, validity or enforceability, and our or any of our licensors’, licensees’ or collaboration partners’ patents may be challenged in the courts or patent offices in the United States and abroad. Even if patents do successfully issue and even if such patents cover GH001, GH002 and any other product candidates, third parties may initiate an opposition, interference, re-examination, post-grant review, inter partes review, nullification or derivation proceedings in court or before patent offices, or similar proceedings challenging the validity, enforceability or scope of such patents. For example, various third parties have filed opposition papers challenging our issued EP patents, directed to mebufotenin or a pharmaceutically acceptable salt thereof for use in treating patients diagnosed with MDD and to the crystalline salt mebufotenine HBr.  Any such challenges  may result in loss of exclusivity or in patent claims being narrowed, invalidated, or held unenforceable, which could limit our ability to stop others from using or commercializing similar or identical technology and therapies, or limit the duration of patent protection of our technology and product candidates.

Our and our licensors’, licensees’ or collaboration partners’ patent applications cannot be enforced against third parties practicing the technology claimed in such applications unless and until a patent issues from such applications, and then only to the extent the issued claims cover the technology in the relevant country. In addition, patents and other intellectual property rights will not protect our technology, GH001, GH002 or any other product candidates or medical devices to deliver such product candidates if third parties, including our competitors, design around our protected technology, GH001, GH002 or any other product candidates or medical devices to deliver such product candidates without infringing, misappropriating or otherwise violating our owned or in-licensed patents or other intellectual property rights. Moreover, some of our patents and patent applications may be co-owned with third parties in the future. If we are unable to obtain an exclusive license to any such third-party co-owners’ interest in such patents or patent applications, such co-owners may be able to license their rights to other third parties, including our competitors, and our competitors could market competing therapies and technology. In addition, we may need the cooperation of any such co-owners of our patents in order to enforce such patents against third parties, and such cooperation may not be provided to us. Any of the foregoing could have a material adverse effect on our competitive position, business, financial conditions, results of operations, and prospects.

Because patent applications are confidential for a period of time after filing, and some remain so until issued, we cannot be certain that we or our licensors, licensees or collaborators were or will be the first to file any patent application related to a product candidate. Furthermore, if U.S. patent applications of third parties have an effective filing date before March 16, 2013, an interference proceeding can be initiated by such third parties to determine who was the first to invent any of the subject matter covered by the patent claims of our applications. If U.S. patent applications of third parties have an effective filing date on or after March 16, 2013, a derivation proceeding can be initiated by such third parties to determine whether our invention was derived from theirs. Even where we have a valid and enforceable patent, we may not be able to exclude others from practicing our invention where the other party can show that they used the invention in commerce before our filing date or the other party benefits from a compulsory license. In addition, we may be subject to third-party challenges regarding our exclusive ownership of our intellectual property. If a third party were successful in challenging our exclusive ownership of any of our intellectual property, we may lose our right to use such intellectual property, such third party may be able to license such intellectual property to other third parties, including our competitors, and our competitors could market competing therapies and technology. Any of the foregoing could have a material adverse effect on our competitive position, business, financial conditions, results of operations, and prospects.

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

If we were to initiate legal proceedings against a third party to enforce a patent covering one of our product candidates, the defendant could counterclaim that our patent is invalid or unenforceable. Grounds for an unenforceability assertion could be an allegation that someone connected with prosecution of the patent withheld relevant information from the European Patent Office, or the USPTO, or made a misleading statement during prosecution. In patent litigation in the United States or in Europe, defendant counterclaims alleging invalidity or unenforceability are commonplace. A claim for a validity challenge may be based on failure to meet any of several statutory requirements, for example, lack of novelty, obviousness, lack of written description or non-enablement. Such proceedings could result in the revocation of, cancellation of, or amendment to our patents in such a way that they no longer cover GH001, GH002 or any other product candidates or medical devices to deliver such product candidates. The outcome following legal assertions of invalidity and unenforceability during patent litigation or other proceedings is unpredictable. With respect to the validity question, for example, we cannot be certain that there is no invalidating prior art of which we and the patent examiner were unaware during prosecution. If a defendant or third party were to prevail on a legal assertion of invalidity or unenforceability, we would lose at least part, and perhaps all, of the patent protection on GH001, GH002 or one or more of any other product candidates or medical devices to deliver such product candidates. Such a loss of patent protection could have a material adverse impact on our business financial condition, results of operations, and prospects. Further, litigation could result in substantial costs and diversion of management resources, regardless of the outcome, and this could harm our business and financial results.

We may also be subject to claims challenging the inventorship or ownership of our patents and other intellectual property. It is possible that we do not perfect our ownership of all patents, patent applications and other intellectual property. This possibility includes the risk that we do not identify all inventors, or identify incorrect inventors, which may lead to claims disputing inventorship or ownership of our patents, patent applications and other intellectual property by former employees or other third parties. There is also a risk that we do not establish an unbroken chain of title from inventors to us. Errors in inventorship or ownership can sometimes also impact priority claims. If we were to lose the ability to claim priority for certain patent filings, intervening art or other events may preclude us from being issued patents. Litigation may be necessary to defend against these and other claims challenging inventorship or ownership. If we fail in defending any such claims, in addition to monetary damages, we may lose valuable intellectual property rights. Such an outcome could significantly harm our business and financial results.

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

Depending upon the timing, duration and conditions of FDA marketing approval of GH001, GH002 and any other future product candidates and medical devices to deliver such product candidates, one or more U.S. patents that we may own or license in the future may be eligible for a limited patent term extension under the Drug Price Competition and Patent Term Restoration Act of 1984, or the Hatch-Waxman Act. The Hatch-Waxman Act permits a patent term extension of up to five years beyond the normal expiration for a patent covering an approved product as compensation for effective patent term loss during product development and the FDA regulatory review process. The patent term extension cannot extend the remaining term of a patent beyond a total of 14 years from the date of product approval, is limited to the approved indication (or any additional indications approved during the period of extension) and only one patent per approved drug may be extended and only those claims covering the approved drug, a method for using it, or a method of manufacturing it may be extended. Patent term extension, or other related rights such as supplementary protection certificates, may also be available in certain foreign jurisdictions, including the EU, upon regulatory approval of any product candidates we develop. However, we may not receive an extension because of, for example, failing to exercise due diligence during the testing phase or regulatory review process, failing to apply within applicable deadlines, failing to apply prior to expiration of relevant patents or otherwise failing to satisfy applicable requirements. Moreover, the length of the extension could be less than we request. If we are unable to obtain patent term extension or the term of any such extension is less than we request, the period during which we can enforce our patent rights for that product will not be lengthened and third parties, including our competitors, may obtain approval to market competing therapies sooner than we expect. As a result, our revenue from applicable therapies could be materially reduced and our business, financial condition, results of operations, and prospects could be materially harmed.

Intellectual property rights do not necessarily address all potential threats to our business and competitive advantage.

The degree of future protection afforded by our intellectual property rights is uncertain because intellectual property rights have limitations, and may not adequately protect our business or permit us to maintain our competitive advantage. For example:

•
others may be able to make compositions that are the same as or similar to GH001, GH002 and any other product candidate compositions, or may be able to make medical devices to deliver such compositions, that are not covered by the claims of the patents that we own or license;

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

Our commercial success depends, in part, upon our ability and the ability of our current and future collaborators to develop, manufacture, market, and sell any product candidates and devices to deliver such product candidates that we may develop and use our proprietary technologies without infringing, misappropriating or otherwise violating the intellectual property and proprietary rights of third parties. The various markets in which we plan to operate are subject to frequent and extensive litigation regarding patents and other intellectual property rights. In the future, we may become party to, or threatened with, adversarial proceedings or litigation regarding intellectual property rights with respect to GH001, GH002 or any other product candidates or medical devices to deliver such product candidates. If the outcome of any such proceeding or litigation is adverse to us, it may affect our ability to compete effectively.

Additionally, our competitive position may suffer if patents issued to third parties, or other third-party intellectual property rights, cover our therapies or elements thereof, our manufacture or uses relevant to our development plans, the targets of GH001, GH002 or any other product candidates, or medical devices to deliver such product candidates, or other attributes of GH001, GH002 or any other product candidates. In such cases, we may not be in a position to develop or commercialize such product candidates or devices to deliver such product candidates unless we successfully pursue litigation to nullify or invalidate the third-party intellectual property right concerned, or enter into a license agreement with the intellectual property right holder, which may not be available on commercially reasonable terms or at all. In the event that a patent has not expired at the time of approval of such product candidate(s) and the patent owner were to bring an infringement action against us, we may have to argue that our product candidates or the manufacture or use of the underlying therapeutic substances or devices to deliver such product candidates do not infringe a valid claim of the patent in question. Alternatively, if we were to challenge the validity of any issued U.S. patent in court, we would need to overcome a statutory presumption of validity that attaches to every U.S. patent. This means that in order to prevail, we would need to present clear and convincing evidence as to the invalidity of the patent’s claims. The same applies to certain other jurisdictions. Even if we believe third-party intellectual property claims are without merit, there is no assurance that a court would find in our favor on questions of infringement, validity, enforceability, or priority. In the event that a third party successfully asserts its patent against us such that such third party’s patent is found to be valid and enforceable and infringed by our product candidates, unless we obtain a license to such patent, under which we would most likely be required to pay various types of fees, milestones, royalties or other amounts, and which may not be available on commercially reasonable terms or at all, we could be prevented from continuing to develop or commercialize our product candidates without an effective redesign, which may not be feasible from a technical perspective, or in a timely manner from a commercial perspective, either of which could have a material adverse effect on our business.

It is possible that we have failed, and in the future may fail, to identify relevant patents or applications that may be asserted against us. For example, certain U.S. patent applications filed after November 29, 2000, can remain confidential until and unless issued as patents, provided that inventions disclosed in the applications have not and will not be the subject of a corresponding application filed outside the United States. In general, patent applications in the United States and elsewhere are published approximately 18 months after the earliest filing for which priority is claimed, with such earliest filing date being commonly referred to as the priority date. Therefore, patent applications covering our therapies could have been filed by others without our knowledge. Furthermore, we operate in a highly competitive field, and given our limited resources, it is unreasonable to monitor all patent applications in the areas in which we are active. Additionally, pending patent applications which have been published can, subject to certain limitations, be later amended in a manner that could cover our therapies or the use of our therapies.

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

If we are unsuccessful in defending any such claim, in addition to being forced to pay damages, we or our licensees may be temporarily or permanently prohibited from commercializing any of our product candidates or devices to deliver such product candidates that were held to be infringing. If possible, we might be forced to redesign GH001, GH002 or any other product candidates or medical devices to deliver such product candidates so that we no longer infringe the intellectual property rights of third parties, or we may be required to seek a license to any such technology that we are found to infringe, which license may not be available on commercially reasonable terms or at all. Even if we or our licensors or collaboration partners obtain a license, it may be non-exclusive, thereby giving our competitors access to the same technologies licensed to us or our licensors or collaboration partners and it could require us to make significant licensing and royalty payments. In addition, we could be found liable for significant monetary damages, including treble damages and attorneys’ fees, if we are found to have willfully infringed a patent or other intellectual property right. We could also be required to indemnify collaborators or contractors against such claims. Claims that we have misappropriated the confidential information or trade secrets of third parties could have a similar material adverse effect on our business, financial condition, results of operations, and prospects. Any of these events, even if we were ultimately to prevail, could require us to divert substantial financial and management resources that we would otherwise be able to devote to our business.

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

We may not be successful in obtaining or maintaining necessary rights to GH001, GH002 or any other product candidates or any medical devices to deliver such product candidates through acquisitions and in-licenses.

In the future, our programs may require the use of intellectual property or proprietary rights held by third parties, and the growth of our business will likely depend in part on our ability to acquire, in-license, maintain and use these intellectual property and proprietary rights.

For our GH001 inhaled product candidate, for current and previous clinical trials, we acquire the device used to create the inhaled aerosol from a third party. The device and our uses thereof may be covered by one or more patents issued to such third party or other third parties, or other intellectual property rights of such third party or other third parties. We do not currently have a commercial supply agreement with this third party, nor have we established license agreements with any alternative provider of a suitable device. In 2021, we initiated the development of a proprietary aerosol delivery device for GH001 for use in our pivotal clinical trial program and for commercial use. However, despite our efforts to proactively identify any such third-party rights, this proprietary device and our uses thereof may be covered by one or more patents issued to third parties, or other intellectual property rights of third parties. In the event that a third party successfully asserts its intellectual property rights against us, unless we obtain a license to such intellectual property rights, under which we would most likely be required to pay various types of fees, milestones, royalties or other amounts, and which may not be available on commercially reasonable terms or at all, we could be prevented from continuing to develop or commercialize our proprietary aerosol delivery device for GH001. Further, for GH002 and any future delivery platforms that include the use of a device, we plan to either license or acquire the required delivery devices from third parties or work with a CDMO to develop such device and establish manufacturing capabilities for such device. However, we may not be able to in-license the relevant technology, acquire the required delivery device or develop a proprietary delivery device, and our competitive position may suffer if we are unable to obtain necessary commercial supply agreements, licenses, or development agreements with the third parties.

In addition, with respect to any patents we may co-own with third parties, we may require licenses to such co-owners’ interest in such patents.

We may be unable to acquire or in-license any compositions, methods of use, processes, or other third-party intellectual property rights from third parties that we identify as necessary for GH001, GH002 or any other product candidates or medical devices to deliver such product candidates on commercially reasonable terms or at all. For example, we may collaborate with U.S. and foreign academic institutions to accelerate our nonclinical research or development under written agreements with these institutions. Typically, these institutions provide us with an option to negotiate a license to any of the institution’s rights in technology resulting from the collaboration. Regardless of such option, we may be unable to negotiate a license within the specified timeframe or under terms that are acceptable to us. If we are unable to do so, the institution may offer the intellectual property rights to other parties, potentially blocking our ability to pursue our applicable investigational therapy or program.

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

Additionally, the U.S. Supreme Court has ruled on several patent cases in recent years, either narrowing the scope of patent protection available in certain circumstances or weakening the rights of patent owners in certain situations. In addition to increasing uncertainty with regard to our ability to obtain patents in the future, this combination of events has created uncertainty with respect to the value of patents, once obtained. Depending on future actions by the U.S. Congress, the federal courts and the USPTO, or similar authorities in foreign jurisdictions, the laws and regulations governing patents could change in unpredictable ways that could weaken our ability to obtain new patents or to enforce patents that we might obtain in the future. In particular, Europe's new Unified Patent Court, or UPC, may give rise to uncertainties relating to our ability to enforce our existing patent applications and any patents that we might obtain in the future. This new court came into force on June 1, 2023, and while it is intended to bring significant benefits to patent holders, including greater efficiency and certainty to patent enforcement in the UPC signatory states, it also provides parties with a new means by which to centrally revoke European patents in the countries over which it has jurisdiction, which may change over time. As it is a new court with no established body of case law, the full scope of patent rights and remedies that will be afforded to patentees under the UPC will not become clear for a number of years. We will have the ability to opt our patents out of this system for the first seven years of the UPC’s existence but doing so might preclude us from availing of the advantages this jurisdiction has to offer.

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

The termination of any license or collaboration agreements or failure to adequately protect our or our collaborators’ rights under such license or collaboration agreements could prevent us from further developing or commercializing GH001, GH002 or any other product candidates or medical devices to deliver such product candidates covered by the agreement or intellectual property licensed thereunder. For example, we may rely on license agreements which grant us rights to certain intellectual property and proprietary materials that we use in connection with the development of our therapies. If such agreements were to terminate, we may be unable to timely license similar intellectual property and proprietary materials from an alternate source, on commercially reasonable terms or at all, and may be required to conduct additional bridging studies on GH001, GH002 or any other product candidates or medical devices to deliver such product candidates or redesign our product candidates, or medical devices, or the methods for manufacturing them, which could delay or otherwise have a material adverse effect on the development and commercialization of GH001, GH002 or any other product candidates or medical devices to deliver such product candidates.

Our existing and future license agreements may also contain sublicenses from third parties which are not the original licensor of the intellectual property at issue. Under these agreements, we must rely on our licensor to comply with its obligations under the primary license agreements under which such third party obtained rights in the applicable intellectual property, where we may have no relationship with the original licensor of such rights. If our licensors fail to comply with their obligations under these upstream license agreements, the original third-party licensor may have the right to terminate the original license, which may terminate the sublicense. If this were to occur, we would no longer have rights to the applicable intellectual property and, in the case of a sublicense, if we were not able to secure our own direct license with the owner of the relevant rights, which we may not be able to do at a reasonable cost or on reasonable terms, it may adversely affect our ability to continue to develop and commercialize GH001, GH002 or any other product candidates or medical devices to deliver such product candidates incorporating the relevant intellectual property.

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

Obligations, including contractual relationships with and statutory requirements regarding employees and others may not adequately prevent disclosure of our trade secrets and protect other proprietary information.

We consider our trade secrets and proprietary confidential and unpatented know-how to be important to our business. We rely on trade secrets and confidential know-how to protect our proprietary technology, especially where patent protection is believed to be of limited value. However, trade secrets and know-how are difficult to maintain as confidential and we may, at times, have to share our trade secrets and confidential know-how with third parties with whom we collaborate for development, manufacturing or commercialization (e.g. via joint research and development programs), or with regulatory agencies with whom we interact during development and to secure approval of our current or future product candidates.

To protect this type of information against disclosure or misappropriation by third parties and our competitors, our policy is to require our employees, consultants, contractors and advisors to enter into confidentiality agreements with us. However, we cannot guarantee that we have entered into such agreements with each party that may have or have had access to our trade secrets or confidential know-how. Also, current or former employees, consultants, contractors and advisors may unintentionally or willfully disclose our trade secrets and confidential know-how to our competitors and other third parties or breach such agreements. We rely on the statutory and regulatory confidentiality obligations certain regulatory agencies have to us when submitting information to them. These obligations may not be adequate to protect our trade secrets and confidential know-how from disclosure and unauthorized use. Monitoring unauthorized uses and disclosures is difficult, and enforcing a claim that a third party illegally obtained and is using our trade secrets or confidential know-how is difficult, expensive, time-consuming and unpredictable. The enforceability of confidentiality obligations may vary from jurisdiction to jurisdiction and courts outside the United States are sometimes less willing to protect trade secrets. We may not be able to obtain an adequate remedy for such disclosures either because it was not awarded to us or if it is unavailable under the local laws and jurisprudence. Furthermore, if a competitor or other third party lawfully obtained or independently developed any of our trade secrets or confidential know-how, we would have no right to prevent such competitor or other third party from using that technology or information to compete with us, which could harm our competitive position. Additionally, if the steps taken to maintain our trade secrets are deemed inadequate, we may have insufficient recourse against third parties for misappropriating such trade secrets. If any of our trade secrets were to be disclosed to, or independently developed by a competitor or other third party, or if we otherwise lose protection for our trade secrets, the value of this information may be greatly reduced and our competitive position would be materially and adversely harmed.

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

We expect to rely on trademarks in the future as a means to distinguish our product candidates that are approved for marketing from the products of our competitors. We have not yet selected trademarks for our product candidates and have not yet begun the process of applying to register trademarks for GH001, GH002 or any other product candidates. Once we select trademarks and apply to register them, our trademark applications may not be approved. Our registered or unregistered trademarks or trade names may be challenged, infringed, circumvented or declared generic or determined to be infringing on other marks, in which case we could be forced to rebrand our products, which could result in loss of brand recognition and could require us to devote resources to advertising and marketing new brands. Accordingly, we may not be able to adequately protect our rights to these trademarks and trade names, which we need to build name recognition by potential partners or customers in our markets of interest. If we are unable to establish name recognition based on our trademarks and trade names, then we may not be able to compete effectively and our business may be adversely affected. If other entities use trademarks similar to ours in different jurisdictions, or have senior rights to ours, it could interfere with our use of our trademarks throughout the world.

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

Competitors may use our and our licensors’ or collaboration partners’ technologies in jurisdictions where we have not obtained patent protection to develop their own therapies and, further, may export otherwise infringing therapies to territories where we and our licensors or collaboration partners have patent protection, but where enforcement is not as strong as in other jurisdictions. These therapies may compete with GH001, GH002 or any other product candidates, and our and our licensors’ or collaboration partners’ patents or other intellectual property rights may not be effective or sufficient to prevent them from so competing.

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

We depend on third-party suppliers for key raw materials used in our manufacturing processes, as well as for the vaporization device used to administer GH001, and we expect to depend on third-party suppliers for the devices required for administration of GH002, some of which are our sole source of supply, and the loss of these third-party suppliers or their inability to supply us with adequate raw materials or medical devices could harm our business.

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

A significant number of components in our proprietary aerosol delivery device for GH001 are manufactured in China.  As such, if the relationship between China and Taiwan were to materially deteriorate, or if a trade war or other series of events were to occur that disrupted our supply chain for these raw materials, such changes could adversely affect our ability to conduct ongoing and future clinical trials of our product candidates, and/or adversely affect our ability to commercialize our products (subject to regulatory approval).

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

If we enter into collaborations to develop and potentially commercialize any product candidates, we may not be able to realize the benefit of such transactions if we or our collaborator elects not to exercise the rights granted under the agreement or if we or our collaborator are unable to successfully integrate a product candidate into existing operations and company culture. The failure to develop and commercialize a product candidate pursuant to our agreements with our current or future collaborators could prevent us from receiving future payments under such agreements, which could negatively impact our revenues. In addition, if our agreement with any of our collaborators terminates, our access to technology and intellectual property licensed to us by that collaborator may be restricted or terminate entirely, which may delay our continued development of our product candidates utilizing the collaborator’s technology or intellectual property or require us to stop development of those product candidates completely. We may also find it more difficult to find a suitable replacement collaborator or attract new collaborators, and our development programs may be delayed or the perception of us in the business and financial communities could be adversely affected. Many of the risks relating to product development, regulatory approval, and commercialization described herein also apply to the activities of our collaborators and any negative impact on our collaborators may adversely affect us.

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

As of December 31, 2024, we had fifty employees and a large part of our development efforts remains outsourced to consultants, CMOs and CROs, aiming to optimize cash utilization and to manage and operate our business in a highly efficient manner. We cannot ensure that we will be able to hire and/or retain adequate staffing levels to develop GH001 and GH002 or other potential product candidates, or to run our operations and/or to accomplish all of the objectives that we otherwise would seek to accomplish.

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

We expect to continue to expand our organization, and as a result, we may encounter difficulties in managing our growth, which could disrupt our operations.

Since our initial public offering, we have substantially expanded the size of our organization and we expect to continue to experience significant growth in the number of our employees and the scope of our operations, particularly in the areas of regulatory affairs and sales, marketing and distribution, as well as to support our public company operations. To manage these growth activities, we must continue to implement and improve our managerial, operational and financial systems, expand our facilities and continue to recruit and train additional qualified personnel. Our management may need to devote a significant amount of its attention to managing these growth activities. Moreover, our expected growth could require us to relocate to a different geographic area of Ireland. Due to the limited experience of our management team in managing a company with such anticipated growth, we may not be able to effectively manage the expansion or relocation of our operations, retain key employees, or identify, recruit and train additional qualified personnel. Our inability to manage the expansion or relocation of our operations effectively may result in weaknesses in our infrastructure, give rise to operational mistakes, loss of business opportunities, loss of employees and reduced productivity among remaining employees. Our expected growth could also require significant capital expenditures and may divert financial resources from other projects, such as the development of existing and additional product candidates. If we are unable to effectively manage our expected growth, our expenses may increase more than expected, our ability to generate revenues could be reduced and we may not be able to implement our business strategy, including the successful commercialization of our product candidates.

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

•
business interruptions resulting from geo-political actions, including war and terrorism, natural disasters including earthquakes, typhoons, floods and fires, or pandemics, epidemics, outbreaks of an infectious disease or similar events; and

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

Additionally, a significant number of components in our proprietary aerosol delivery device for GH001 are manufactured in China. As such, if the relationship between China and Taiwan materially deteriorates, or if a trade war or other series of events occur that disrupt our supply chain for these raw materials, such changes could to deteriorate, this could disrupt our supply chain, adversely affect our ability to conduct ongoing and future clinical trials of our product candidates, and/or adversely affect our ability to commercialize our products (subject to regulatory approval). For further information regarding risks to our supply chain from our international operations, see the risk factor titled “We depend on third-party suppliers for key raw materials used in our manufacturing processes, as well as for the vaporization device used to administer GH001, and we expect to depend on third-party suppliers for the devices required for administration of GH002, some of which are our sole source of supply, and the loss of these third-party suppliers or their inability to supply us with adequate raw materials or medical devices could harm our business.”

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

•	delays in entering into strategic relationships with respect to development or commercialization of our GH001 and GH002 product candidates or any other product candidates;

•	entry into strategic relationships on terms that are not deemed to be favorable to us;

•	technological innovations or commercial therapeutic introductions by competitors;

•	changes in government regulations and healthcare payment systems;

•	developments concerning proprietary rights, including patent and litigation matters;

•	public concern relating to the commercial value or safety of any of our GH001 and GH002 product candidates or any other product candidates;

•	negative publicity or public perception of the use of mebufotenin as a medical treatment;

•	financing or other corporate transactions, or the failure to obtain financing or enter into other corporate transactions;

•	publication of research reports or comments by securities or industry analysts;

•	the trading volume of our ordinary shares on the Nasdaq Global Market (referred to herein as Nasdaq);

•	sales of our ordinary shares by us, members of our senior management and directors or our shareholders or the anticipation that such sales may occur in the future;

•	general market conditions in the pharmaceutical industry or in the economy as a whole;

•	general economic, political, and market conditions and overall market volatility in the United States, the UK or the EU as a result of pandemics or similar events; and

•	other events and factors, many of which are beyond our control.

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

Future sales, or the possibility of future sales, of our securities by existing shareholders could depress the market price of our ordinary shares.

Future sales of a substantial number of our ordinary shares, or the perception that such sales will occur, could harm the prevailing market price of our ordinary shares. These sales, or the perception that these sales could occur, also might make it more difficult for us to sell equity securities in the future and at a price that we deem appropriate.

Moreover, we have filed a registration statement on Form S-8 with the SEC covering ordinary shares available for future issuance under our equity incentive plans. While such registration statement remains effective, any ordinary shares issued under such plans will be eligible for sale in the public market, subject to compliance with Rule 144, in the case of our affiliates. Sales of a large number of the ordinary shares issued under these plans in the public market, or a perception that such sales may occur, could have an adverse effect on the market price of our ordinary shares. For more information on our equity incentive plans, see “Item 6. Directors, Senior Management and Employees—B. Compensation—Equity Incentive Plans”.

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

As of February 15, 2025, our officers, directors, 5% holders and their affiliates represented beneficial ownership, in the aggregate, of approximately 77.3% of our total outstanding ordinary shares, including 23.9% held by Florian Schönharting, the Chairman of our Board of Directors. As a result, these parties may be able to determine all matters requiring shareholder approval. For example, these shareholders may be able to exert control over our business, including significant corporate actions such as mergers, schemes of arrangement, sales of substantially all of our assets, and election, re-election and removal of directors. This may prevent or discourage unsolicited acquisition proposals or offers for our ordinary shares, or other such changes in control, that you may feel are in your best interest. The interests of this group of shareholders may not always coincide with your interests or the interests of other shareholders and they may act in a manner that advances their best interests and not necessarily those who purchase ordinary shares in the future, including seeking a premium value for their ordinary shares, and might affect the prevailing market price for our ordinary shares.

For more information regarding our principal shareholders and their affiliated entities, see “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders”.

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

We have never declared or paid cash dividends on our ordinary shares and do not anticipate paying any dividends on our ordinary shares in the foreseeable future. To the extent that we do make dividend payments (or other returns to shareholders that are treated as “distributions” for Irish tax purposes), in certain circumstances, as an Irish tax resident company, we will be required to deduct Irish dividend withholding tax (currently at the rate of 25%) from dividends paid to our shareholders. Shareholders that are resident in the United States, EU countries (other than Ireland) or other countries with which Ireland has signed a tax treaty (whether the treaty has been ratified or not) generally should not be subject to Irish dividend withholding tax so long as the shareholder has provided its broker, for onward transmission to our qualifying intermediary or other designated agent (in the case of shares held beneficially), or us or our transfer agent (in the case of shares held directly), with all the necessary documentation by the appropriate due date prior to payment of the dividend.

Our ordinary shares received by means of a gift or inheritance could be subject to Irish capital acquisitions tax.

Irish capital acquisitions tax, or CAT, could apply to a gift or inheritance of our ordinary shares irrespective of the place of residence, ordinary residence or domicile of the parties. This is because our ordinary shares will be regarded as property situated in Ireland. The person who receives the gift or inheritance has primary liability for CAT. Gifts and inheritances passing between spouses are exempt from CAT, while children have a tax-free threshold of €400,000 in respect of taxable gifts or inheritances received from their parents. To the extent a person who receives a gift or inheritance involving our ordinary shares fails to qualify for an applicable exemption and/or surpasses the aforementioned threshold, such person could be liable for CAT.

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

Transfers of ordinary shares effected by means of the transfer of book entry interests in the Depository Trust Company, or DTC, should not be subject to Irish stamp duty where ordinary shares are traded through DTC, either directly or through brokers that hold such shares on behalf of customers through DTC. However, if you hold your ordinary shares directly rather than beneficially through DTC, any transfer of ordinary shares could be subject to Irish stamp duty (currently at the rate of 1% of the higher of the price paid or the market value of the shares acquired). Payment of Irish stamp duty is generally a legal obligation of the transferee. The potential for stamp duty to arise could adversely affect the price of our ordinary shares. For more information, see “Item 10. Additional Information—E. Taxation—Material Irish Tax Consequences—Stamp Duty”.

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

We believe that we were a PFIC for our 2024 taxable year, and we anticipate that we will likely be a PFIC in 2025 and potentially also in future years, which could subject U.S. investors in our ordinary shares to significant adverse U.S. federal income tax consequences.

Under the Internal Revenue Code of 1986, as amended, or the Code, we will be a PFIC for any taxable year in which, after the application of certain look-through rules with respect to our subsidiaries, either (1) 75% or more of our gross income consists of “passive income” or (2) 50% or more of the average quarterly value of our assets consists of assets that produce, or are held for the production of, “passive income.” Passive income generally includes dividends, interest, certain non-active rents and royalties, and capital gains. Based on our current operations, income, assets and certain estimates and projections, including as to the relative values of our assets, including goodwill, which is based on the price of our ordinary shares, we believe that we were a PFIC for our 2024 taxable year due to the interest income we recognized (which is passive income for purposes of the PFIC rules) and the fact that we generated no other active income. Additionally, we expect a similar income composition in 2025 and, therefore, we anticipate that we will likely be a PFIC in 2025 and may also be a PFIC in future taxable years. However, because our PFIC status is a factual annual determination that can be made only after the end of the relevant taxable year, our PFIC status for 2025 or any future taxable year is uncertain. Prospective investors should invest in our ordinary shares only if they are willing to bear the U.S. federal income tax consequences associated with an investment in a PFIC.

If we are a PFIC for any taxable year during which a U.S. investor holds ordinary shares, we generally would continue to be treated as a PFIC with respect to that U.S. investor for all succeeding years during which the U.S. investor holds ordinary shares, even if we ceased to meet the threshold requirements for PFIC status. Such a U.S. investor would generally be subject to adverse U.S. federal income tax consequences, including (1) the treatment of all or a portion of any gain on disposition of the ordinary shares as ordinary income; (2) the application of a deferred interest charge on such gain and the receipt of certain dividends; and (3) certain reporting requirements. A “mark-to-market” election may be available that will alter the consequences of PFIC status if our ordinary shares are regularly traded on a qualified exchange. If we provide certain information to U.S. investors, a “qualified electing fund” election also may be available that will alter the consequences of PFIC status. For further discussion, see “Item 10. Additional Information—E.  Taxation—Material U.S. Federal Income Tax Consequences for U.S. Holders.”

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

Furthermore, Nasdaq’s corporate governance rules require listed U.S. companies to, among other things, seek shareholder approval for the implementation of certain equity compensation plans and issuances of ordinary shares, which we are not required to follow as a foreign private issuer. Therefore, our shareholders may be afforded less protection than they otherwise would have under corporate governance listing standards applicable to U.S. domestic issuers. For further information, please see “Item 16G—Corporate Governance”.

We may lose our foreign private issuer status in the future, which could result in significant additional cost and expense.

While we currently qualify as a foreign private issuer, the determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter and, accordingly, the next determination will be made with respect to us on June 30, 2025.

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

•
jurisdiction cannot be obtained by the Irish courts over the judgment debtors in the enforcement proceedings by personal service in Ireland or outside Ireland whether under Order 11 of the Irish Superior Courts Rules or otherwise.

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

You should also be aware that Irish law does not allow for any form of legal proceedings directly equivalent to the class action available in the United States. For further information with respect to your rights as a shareholder, see “Item 10. Additional Information—B. Memorandum and Articles of Association”.

As an Irish public limited company, certain capital structure decisions require shareholder approval, which may limit our flexibility to manage our capital structure.

Under Irish law, our authorized share capital can be increased by an ordinary resolution of our shareholders and the directors may issue new ordinary shares up to a maximum amount equal to the authorized but unissued share capital, without shareholder approval, once authorized to do so by our Constitution or by an ordinary resolution of our shareholders. Additionally, subject to specified exceptions, Irish law grants statutory preemption rights to existing shareholders where shares are being issued for cash consideration but allows shareholders to disapply such statutory preemption rights either in our Constitution or by way of special resolution of our shareholders. Such disapplication can either be generally applicable or be in respect of a particular allotment of shares. Accordingly, our Constitution contains, as permitted by Irish company law, provisions authorizing the board to issue new shares, and to disapply statutory preemption rights. The authorization of the directors to issue shares and the disapplication of statutory preemption rights must both be renewed by the shareholders at least every five years, and we cannot provide any assurance that these authorizations will always be approved, which could limit our ability to issue equity and thereby adversely affect the holders of our securities.

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

Following the authorization for trading of our ordinary shares on Nasdaq, we became subject to the Irish Takeover Panel Act, 1997, Irish Takeover Rules 2022, or the Irish Takeover Rules. Under the Irish Takeover Rules, our Board of Directors is not permitted to take any action that might frustrate an offer for our ordinary shares once our Board of Directors has received an approach that may lead to an offer or has reason to believe that such an offer is or may be imminent, subject to certain exceptions. Potentially frustrating actions such as (i) the issue of shares, options, restricted share units or convertible securities by the Company, (ii) the redemption or repurchase of securities by the Company (save in certain circumstances) (iii) material acquisitions or disposals, (iv) entering into contracts other than in the ordinary course of business or (v) any action, other than seeking alternative offers, which may result in frustration of an offer, are prohibited during the course of an offer or at any earlier time during which our Board of Directors has reason to believe an offer is or may be imminent. These provisions may give our Board of Directors less ability to control negotiations with hostile offerors than would be the case for a corporation incorporated in a jurisdiction of the United States.

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

For a description of certain takeover provisions applicable to us, see “Item 10. Additional Information—B. Memorandum and Articles of Association—Anti-Takeover Provisions of Irish Law—Irish Takeover Rules and Substantial Acquisition Rules”.

The operation of the Screening of Third Country Transactions Act 2023 of Ireland may affect the ability of certain parties to acquire our ordinary shares or to acquire certain of our assets.

The Screening of Third Country Transactions Act 2023 of Ireland, or the FDI Act, which came into effect on  January 6, 2025, introduced a foreign direct investment screening system in Ireland. The FDI Act requires parties to certain acquisition and/or investment transactions involving (i) Irish companies and business undertakings in a range of sectors (including critical health infrastructure); and (ii) acquiring/investing parties established in countries outside of the EEA and Switzerland, or third countries, to provide notice of such transactions to the Irish Minister for Enterprise, Trade and Employment for prior approval. The Minister will then determine if the relevant transaction poses a risk to Ireland’s security or public order and may, where deemed appropriate, prevent the transaction from being consummated or otherwise impose conditions on the transaction. The Minister may also review transactions for which he/she has not received notice, if the Minister has reasonable grounds for believing that a given transaction poses a risk to Ireland’s security or public order, whether such transaction has been completed or not. The FDI Act also results in increased information sharing and co-operation with other Member States of the EU in light of the EU Investment Screening Regulation (Regulation (EU) 2019/452). Accordingly, the application of the FDI Act may, if it applies to our activities, delay or restrict the ability of certain third parties outside of the EEA and Switzerland to acquire our ordinary shares or certain of our assets.

Risks Related to Our Controls Over Financial Reporting

Failure to maintain proper and effective internal control over financial reporting may hinder our ability to accurately report our financial results or prevent fraud. As a result, shareholders could lose confidence in our financial and other public reporting, which would harm our business and the trading price of our ordinary shares.

Ensuring that we have adequate internal financial and accounting controls and procedures in place so that we can produce accurate financial statements on a timely basis is a costly and time-consuming effort that needs to be re-evaluated frequently. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with generally accepted accounting principles. We are required pursuant to Section 404 of the Sarbanes-Oxley Act to maintain internal control over financial reporting and to assess and report on the effectiveness of those controls. This assessment includes disclosure of any material weaknesses identified by our management in our internal control over financial reporting. Our management concluded that our internal controls over financial reporting were effective, as of the year ended December 31, 2024. For more information, see “Item 15. Controls and Procedures—B. Management’s Annual Report on Internal Control Over Financial Reporting”. However, any future failure to maintain adequate internal controls or produce accurate financial statements on a timely basis could increase our operating costs and harm our business. In addition, investors' perceptions that our internal controls are inadequate or that we are unable to produce accurate financial statements on a timely basis may harm the price of our ordinary shares.

We previously identified and remediated material weaknesses in our internal control over financial reporting. If we experience additional material weaknesses or otherwise fail to maintain an effective system of internal controls in the future, our ability to accurately or timely report our financial condition or results of operations may be adversely affected.

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with international financial reporting standards, or IFRS Accounting Standards. We are required, pursuant to Section 404 of the Sarbanes-Oxley Act, to furnish each year a report by our management on, among other things, the effectiveness of our internal control over financial reporting beginning for the first full fiscal year after the effective date of the registration statement from our initial public offering. This assessment is required to include disclosures of any material weaknesses identified by our management in our internal control over financial reporting. A “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our annual financial statements will not be prevented or detected on a timely basis.

In connection with the preparation and review of our financial statements for the years ended December 31, 2021,  2022 and 2023, we identified certain material weaknesses in our internal controls. While we believe that we remediated these material weaknesses during the fiscal year ended December 31, 2024, we cannot assure you that the measures we have taken to date, or any measures we may take in the future, will be sufficient to identify or prevent future material weaknesses or significant deficiencies in our internal control over financial reporting. If we are unsuccessful in maintaining an appropriate accounting and financial reporting infrastructure, we may not be able to prepare and disclose, in a timely manner, our financial statements and other required disclosures, or comply with existing or new reporting requirements. Any failure to report our financial results on an accurate and timely basis could result in sanctions, lawsuits, delisting of our shares from Nasdaq or other adverse consequences that could materially harm our business. If we cannot provide reliable financial reports or prevent fraud, our business and results of operations could be harmed, and investors could lose confidence in our reported financial information. Any of the foregoing occurrences, should they come to pass, could negatively impact the public perception of our company, which could have a negative impact on our share price.

ITEM 4.	INFORMATION ON THE COMPANY

A.   History and Development of the Company

GH Research PLC was incorporated as a public limited company under the laws of Ireland on March 29, 2021, to become a holding company for GH Research Ireland Limited. GH Research Ireland Limited was originally incorporated under the laws of Ireland on October 16, 2018, as GH Research Limited. GH Research Limited was re-registered as GH Research Ireland Limited on March 29, 2021. Our principal place of business is located at Joshua Dawson House, Dawson Street, Dublin 2, D02 RY95, Ireland, and our telephone number is + 353 1 437 8334. Our website address is www.ghres.com. We do not incorporate the information on or accessible through our website into this Annual Report, and you should not consider any information on, or that can be accessed through, our website as part of this Annual Report. We are required to file reports and other information with the U.S. Securities and Exchange Commission, or the SEC, including annual reports on Form 20-F and reports on Form 6-K. The SEC maintains an Internet site at www.sec.gov that contains reports, proxy and information statements and other information we have filed electronically with the SEC.

Our principal expenditures since January 1, 2022 have been our research and development expenses, as more fully described elsewhere in this Annual Report.

B.   Business Overview

We are a clinical-stage biopharmaceutical company dedicated to transforming the lives of patients by developing a practice-changing treatment in depression. Our initial focus is on developing our novel and proprietary mebufotenin therapies for the treatment of patients with treatment-resistant depression, or TRD.

Our portfolio currently includes GH001, our proprietary inhalable mebufotenin product candidate and GH002, our proprietary intravenous mebufotenin product candidate. While GH001 is currently delivered via a vaporization device produced by a third party, we are developing a proprietary aerosol delivery device, which is currently in clinical investigation in Europe. We have completed two Phase 1 healthy volunteer clinical trials for GH001 (GH001-HV-101 and GH001-HV-103), in which administration of GH001 via inhalation was observed to be well tolerated at the investigated single dose levels and in an individualized dosing regimen, or IDR, with intra-subject dose escalation within a single day. We have also completed a Phase 1/2 clinical trial in patients with TRD (GH001-TRD-102) and have recently completed the double-blind phase of a randomized, double-blind, placebo-controlled Phase 2b trial in patients with TRD (GH001-TRD-201). Based on observed clinical activity in these clinical trials, we believe that administration of GH001 has the potential to induce ultra-rapid remissions as measured by the Montgomery–Åsberg Depression Rating Scale, or MADRS in TRD patients.

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

We believe that GH001, if approved, may provide significant benefits for the treatment of patients with TRD. We aim to achieve the following goals:

•	maximization of ultra-rapid and durable remissions;

•	single visit initial treatment, without additional mandated visits for psychotherapeutic intervention; and

•	convenient and infrequent re-treatment.

Based on these features, we believe that GH001 could have the potential to provide an attractive alternative to currently available therapies and other therapies currently in development for the treatment of TRD.

Our Pipeline

We are developing our mebufotenin product candidates, GH001 and GH002, in our focus area of psychiatric and neurological disorders.

With our lead product candidate GH001, we have completed two Phase 1 clinical trials in healthy volunteers (GH001-HV-101 and GH001-HV-103), a Phase 1/2 trial in TRD (GH001-TRD-102) and two Phase 2a proof-of-concept trials, one in BDII and one in PPD.  We are currently investigating GH001 in a multi-center, randomized, double-blind, placebo-controlled Phase 2b trial (GH001-TRD-201) in TRD. We have recently completed enrollment of the double-blind phase of the trial. In addition, this trial includes a 6-month open-label extension which is on track for completion of last patient visit in the first quarter of 2025. For our completed trials, we purchased a vaporization device from a third-party manufacturer with which we administered GH001. In 2021, we, with a contract development and manufacturing organization, or CDMO, initiated the development of a proprietary aerosol delivery device for GH001 for use in our pivotal clinical trial program and for commercial use. Based on our development progress, we submitted an investigational new drug application, or IND, for GH001, delivered with this proprietary device, to the U.S. Food and Drug Administration, or FDA, in August of 2023. In September 2023, at the end of the 30-day statutory IND review period, the FDA advised us that it had placed our IND on clinical hold, and in October 2023, with a formal clinical hold letter, the FDA requested that we provide (i) an inhalation toxicology study in a non-rodent species and an additional inhalation toxicology study in rats, related to respiratory tract histology findings from a previously completed inhalation toxicology study in rats, (ii) additional device design verification information and (iii) updates to our investigator brochure. On January 10, 2025, we announced the completion of the requested inhalation toxicology studies and we are now preparing to engage with the FDA in advance of providing a complete response to the clinical hold, which we plan to submit in mid-2025. In parallel, we are conducting the Phase 1 healthy volunteer clinical pharmacology trial (GH001-HV-106) using our proprietary device in the United Kingdom.

GH002 is our second mebufotenin product candidate, formulated for administration via a proprietary intravenous injection approach. We have completed a randomized, double-blind, placebo-controlled, dose-ranging clinical pharmacology trial of GH002 in healthy volunteers (GH002-HV-105). We anticipate developing GH002 within our focus area of psychiatric and neurological disorders.

Our Strategy

Our mission is to develop novel proprietary mebufotenin therapies to induce ultra-rapid and durable remissions in patients with psychiatric and neurological disorders. In order to achieve this mission, key elements of our strategy include:

•	Advancing GH001, our inhalable mebufotenin product candidate, for the treatment of TRD through clinical development, regulatory approval and commercialization, if approved;

•	Evaluating additional opportunities for GH001 in psychiatric and neurological disorders;

•	Advancing GH002, our intravenous mebufotenin product candidate through clinical development;

•	Investigating additional delivery systems and additional routes of administration for mebufotenin;

•	Expanding our intellectual property portfolio around mebufotenin; and

•	Maximizing the value of our product portfolio by building internal commercialization infrastructure and entering selective partnerships.

Our Market Opportunity

We are developing our mebufotenin product candidates for the treatment of a range of psychiatric and neurological disorders, with an initial focus on TRD, where there is a large unmet medical need. Our goal is to develop and successfully commercialize new therapies that are rapidly acting, highly effective, well tolerated and conveniently administered.

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

Unfortunately, the efficacy of the existing anti-depressive treatments is limited by a slow onset of response, and a significant proportion of patients do not adequately respond even after multiple lines of therapy. The STAR*D study, a collaborative study funded by the U.S. National Institute of Mental Health, was designed to assess effectiveness of four subsequent treatment steps, which included both pharmacological and psychotherapeutic approaches, in a generalizable population of patients with depression. An American Journal of Psychiatry report on the STAR*D study by John Rush and co-authors summarized the acute and longer-term outcomes for all four successive treatment steps. The study reported both rates of remission, defined as a score of equal or less than 5 on the 16-item, clinician-rated Quick Inventory of Depressive Symptomatology, or QIDS-C16, and rates of response, defined as at least a 50% reduction in QIDS-C16 from treatment step entry. This STAR*D study found that remission rates were approximately 37%, 31%, 14% and 13% for the first, second, third and fourth treatment steps, respectively, and that the average time to remission in those who did remit across all treatment steps extended to about five to seven weeks. Approximately 33% of patients in the STAR*D study did not achieve a remission despite undergoing four treatment steps.

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

- Non-response to first line: ~**13M**

Treatment-Resistant Depression (TRD)

- Non-response to two prior lines: **~9M**

Patients cycle through ineffective therapies for TRD

Company estimates based on sources 1,2,3
Abbreviations: MDD = Major Depressive Disorder

Sources: 1) NIMH major depression statistics; 2) Wittchen et al., Eur Neuropsychopharmacol 2011; 3) Rush et al., Am J Psychiatry 2006

Despite this substantial patient population, only two pharmacotherapies have been approved specifically for the treatment of TRD in the United States: esketamine and a combination of olanzapine and fluoxetine, an antipsychotic and antidepressant, respectively.

Economic and Societal Burden

Global mental illness-associated costs, including direct costs associated with diagnosis, treatment and care and indirect costs associated with lost productivity and income, were estimated at $2.5 trillion for the year 2010, with the cost projected to surge to $6 trillion by 2030, whereby about two-thirds of the total cost comes from indirect costs, according to a report by the World Economic Forum and the Harvard School of Public Health. According to an article published in PharmacoEconomics in 2021, the annual economic burden of MDD alone in the United States is estimated to be US $326 billion (2018 estimate), up from $236 billion in 2010, with 35% being attributable to the direct costs of treatment, 4% to suicide-related costs, and 61% to indirect workplace costs. Per patient, TRD has a greater economic and societal cost than non-TRD MDD. TRD patients are often unable to perform daily tasks, are less productive at work and have higher rates of unemployment. They are also more likely to receive disability or welfare benefits and are reported to have a higher rate of co-occurring conditions, including diabetes, anemia and hypertension. Research conducted in 2018 and published in the Journal of Affective Disorders suggests that the proportion of patients suffering with TRD attempting suicide at least once during their lifetime could be as high as 30%.

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

Ketamine is an N-methyl-D-aspartate, or NMDA, receptor antagonist that has been used for several decades for sedation, anesthesia and chronic pain and is being used as an off-label treatment for TRD. The S-enantiomer of ketamine, esketamine, is administered via a nasal spray and was approved by the FDA in 2019 for the treatment of TRD (marketed as SPRAVATO® in the United States). While ketamine and esketamine treatments typically require frequent administration (for example, in the case of SPRAVATO®, a twice-weekly administration for 4 weeks, followed by weekly administration for 4 weeks, and then bi-weekly or frequent continuous administration, each in a controlled environment under medical supervision, with an estimated 40 administration visits per year), and while such administration is costly for payors and relatively burdensome for patients, recent improvements in patient access and the large unmet need have now supported broader clinical adoption.

Dextromethorphan, another NMDA receptor antagonist, which is also a sigma-1 receptor agonist, in combination with bupropion, an aminoketone and CYP450 2D6 inhibitor, administered as an oral tablet, was approved by the FDA in 2022 for the treatment of MDD and is marketed as AUVELITY® in the United States.

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

We believe that the development of a safe, effective and convenient therapy for TRD is one of the biggest unmet needs and challenges in healthcare and that our mebufotenin product candidates, GH001 and GH002, have the potential to address this unmet need.

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

In summary, depression is a major cause of suffering in BDII and there is a lack of safe, effective and rapid-acting agents for this condition. We believe that our mebufotenin product candidates, GH001 and GH002, have the potential to address this unmet need.

Postpartum Depression (PPD)

While more than 50% of women experience some form of low mood after childbirth, according to a 2021 article published in Translational Psychiatry, an estimated ~17% suffer from postpartum depression, or PPD, a debilitating disorder defined by the DSM-5 as a major depressive episode occurring during pregnancy or within 4 weeks following delivery.

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

Hence, the burden of PPD is significant from multiple perspectives and there is a lack of safe, effective, rapid-acting and convenient agents for this condition. We believe that our mebufotenin product candidates, GH001 and GH002, have the potential to address this unmet need.

Our Mebufotenin Product Candidates

Inhalable Mebufotenin Product Candidate – GH001

Summary

Our lead mebufotenin product candidate, GH001, is formulated for administration via a proprietary inhalation approach. For GH001, we use synthetically developed, pharmaceutical grade mebufotenin free base, manufactured in accordance with current Good Manufacturing Practices, or cGMP, standards. We are currently investigating administration of GH001 as a single-dose regimen and in an IDR, where up to three escalating doses of GH001 are administered via inhalation on a single day. We have completed two Phase 1 healthy volunteer clinical trials for GH001 (GH001-HV-101 and GH001-HV-103), in which administration of GH001 via inhalation was observed to be well tolerated at the investigated single dose levels and in the IDR. We have also completed an open-label, single-arm Phase 1/2 trial in patients with TRD (GH001-TRD-102) as well as two Phase 2a proof-of-concept trials, one in BDII and one in PPD. We are currently investigating GH001 in a multi-center, randomized, double-blind, placebo-controlled Phase 2b trial (GH001-TRD-201) in TRD and in a Phase 1 clinical pharmacology trial to evaluate our proprietary aerosol delivery device for administration of GH001 in healthy volunteers (GH001-HV-106). We have recently completed the double-blind phase of the GH001-TRD-201 trial. In addition, this trial includes a 6-month open-label extension which is on track for completion of last patient visit in the first quarter of 2025.

Advantages of GH001

TRD is our lead indication for the development of GH001. We believe that GH001, if approved, may provide significant benefits for patients with TRD. We aim to achieve the following goals:

•	maximization of ultra-rapid and durable remissions;

•	single visit initial treatment, without additional mandated visits for psychotherapeutic intervention; and

•	convenient and infrequent re-treatment.

Based on these features, we believe that GH001 has the potential to provide an attractive alternative to currently available therapies and other therapies in development for the treatment of TRD.

Completed Clinical Trials with GH001

Phase 1 Trials: GH001-HV-101, GH001-HV-103, GH001-TRD-102

We have completed three Phase 1 clinical trials with GH001, our inhalable mebufotenin product candidate.

Trial Design

GH001-HV-101 (Healthy Volunteers) was designed in two parts: Part A was an open-label, single-arm, single-dose trial with four dose levels of GH001 being investigated and Part B was an open-label, single-arm, intra-subject dose escalation trial, where an IDR was administered on a single day with up to three increasing doses of GH001.

GH001-HV-103 (Healthy Volunteers) was designed in two parts: a single-dose part, in a double-blind, placebo-controlled, randomized, parallel-group design with single, inhaled doses of GH001 or placebo in 3 dose groups of 10 subjects, whereby 8 subjects per dose group received GH001 and 2 subjects per dose group received a placebo; and a multiple-dose part, in an open-label, non-randomized design, where our IDR was administered on a single day with up to three increasing doses of GH001.

GH001-TRD-102 (TRD Patients) was designed in two parts: Part A (n=8), which was an open-label, single-arm, single-dose Phase 1 trial with two dose levels of GH001 being investigated and Part B (n=8), which was an open-label, single-arm Phase 2 trial applying our IDR with intra-patient dose escalation with GH001.

In each trial, GH001 was administered at a single visit without additional mandated visits for psychological intervention.

Phase 1 Results: Safety (GH001-HV-101, GH001-HV-103, GH001-TRD-102)

In the three Phase 1 trials completed with GH001, 78 subjects were administered with GH001. Overall, inhalation of GH001 was well tolerated across the three trials with no severe or serious adverse events reported and with treatment emergent adverse events, or TEAEs, observed in 64.1% of subjects. The majority of TEAEs were mild in severity. No noteworthy changes in vital signs were observed; transient increases in heart rate and blood pressure shortly after GH001 administration were not considered clinically significant. Safety assessments, including laboratory analyses, psychiatric scales, electrocardiogram, and cognitive function tests showed no clinically meaningful changes. The most common TEAEs reported were: headache, anxiety, nausea and fatigue.

Phase 1 Results: Efficacy (GH001-TRD-102)

As a secondary objective in Part A, we evaluated clinical activity, including MADRS remission, defined as a MADRS total score of less than or equal to 10, and MADRS clinical response, defined as a reduction of 50% or more from baseline in the MADRS total score. Two of four patients (50%) in the 12 mg group and one of four patients (25%) in the 18 mg group of Part A had a MADRS remission on Day 8, as well as a MADRS clinical response, and one further patient (25%) in the 18 mg group had a MADRS clinical response on Day 8. Of the three patients in remission on Day 8, all were in remission beginning on Day 2, with two in remission as early as two hours after dosing. The mean MADRS change from baseline at day seven was -21.0 (-65%) in the 12 mg group and -12.5 (-40%) in the 18 mg group.

The primary endpoint of Part B was defined as the proportion of patients in remission on day seven after dosing, defined as a MADRS total score of less than or equal to 10. This primary endpoint was met with seven of eight patients (87.5%) achieving a MADRS remission on Day 8 (p<0.0001). Of those seven patients, all were in remission beginning on Day 2, with four in remission as early as two hours after dosing. All seven patients with a remission on Day 8 also achieved a MADRS clinical response, defined as a reduction of 50% or more from baseline in the MADRS total score. The mean MADRS change from baseline at Day 8, a secondary endpoint, was -24.4 (-76%).

Phase 2a: Clinical Trial with GH001 in Patients with Bipolar II Disorder and a Current Major Depressive Episode (GH001-BD-202, NCT05839509)

We have completed a Phase 2a clinical trial in Europe with GH001 in patients with BDII and a current major depressive episode.

Trial Design

The trial was designed as an open-label, non-randomized, single arm trial, where our IDR was administered on a single day with up to 3 increasing doses of GH001 (6 mg, 12 mg, 18 mg). GH001 was administered without additional mandated visits for psychological intervention. The study enrolled 6 patients of the planned 15 patients.

The primary endpoint was to assess the effects on the severity of depression, as assessed by the mean change in MADRS from baseline to Day 8.

Results: Safety

All patients completed all planned visits. GH001 was well tolerated and no treatment-related serious adverse events were reported. The majority of TEAEs were mild or moderate and there were no reported TEAEs of hypomania or mania.

Results: Efficacy

The primary endpoint of the Phase 2a proof-of-concept trial for GH001 in BDII with a current major depressive episode was met with a significant reduction from baseline of –16.8 points (51.9%) in MADRS total score on Day 8 after administration of GH001 (p=0.0099). On Day 8, 33.3% of patients were in remission (MADRS ≤ 10).

GH001 led to an ultra-rapid antidepressant effect with a reduction in MADRS score at 2 hours after administration of –16.3 points (p=0.0006) and on Day 2 of -13.3 points (p=0.0299).

Phase 2a: Clinical Trial with GH001 in Female Patients with Postpartum Depression (GH001-PPD-203, NCT05804708)

We have completed a Phase 2a clinical trial in Europe with GH001 in female patients with PPD.

Trial Design

The trial was designed as an open-label, non-randomized, single arm trial, where our IDR was administered on a single day with up to 3 increasing doses of GH001 (6 mg, 12 mg, 18 mg). GH001 was administered without additional mandated visits psychological intervention. The study enrolled 10 patients of the planned 15 patients.

The primary endpoint was to assess the effects on the severity of depression, as assessed by the mean change in MADRS from baseline to Day 8.

Results: Safety

All patients completed all planned visits. GH001 was well tolerated and no treatment-related serious adverse events were reported. All TEAEs were mild or moderate.

Results: Efficacy

The primary endpoint of the Phase 2a proof-of-concept trial for GH001 in PPD was met with a significant reduction from baseline of –35.4 points (96.3%) in Montgomery–Åsberg Depression Rating Scale (MADRS) total score on Day 8 after administration of GH001 (p<0.0001). On Day 8, 100% of patients were in remission (MADRS ≤ 10).

GH001 led to an ultra-rapid antidepressant effect with a significant reduction in MADRS score at 2 hours after administration of –31.4 points (p<0.0001) and on Day 2 of –36.0 points (p<0.0001).

Ongoing Clinical Trials with GH001

Phase 2b: Randomized, Double-Blind, Placebo-Controlled Clinical Trial with an Open-Label Extension of GH001 in Patients with TRD (GH001-TRD-201, NCT05800860)

The open-label extension part of a multi-center, randomized, double-blind, placebo-controlled Phase 2b clinical trial of GH001 in patients with TRD is currently ongoing in Europe. The double blind part completed enrollment in Q3 2024.

Trial Design

The trial consists of two parts, as depicted below: Part 1, which is a 7-day randomized, double-blind, placebo-controlled phase, and Part 2, which is a 6-month open-label extension, or OLE, phase. The trial recruited 81 patients with TRD. In the double-blind part, 40 patients received GH001 and 41 received placebo, with all patients directly transitioning into Part 2 on Day 8. Patients were administered an individualized dosing regimen (IDR) of up to three escalating doses of GH001 or up to three doses of placebo on a single day.  Psychotherapeutic intervention was not a component of either part of this trial. All patients in the trial (i) had moderate to severe depression, (ii) had experienced a recurrent or single MDD episode (per DSM-5 criteria) without psychotic features, with a current episode of at least 2 years, (iii) had failed between 2 and 5 antidepressants prior to enrollment and (iv) had taken antidepressant treatments at least at the minimum applicable dose for at least 6 weeks.

In both parts, GH001 is administered as an IDR consisting of up to 3 increasing doses of GH001 (6 mg, 12 mg, and 18 mg) given at a planned 1-hour interval.

•	In the double-blind Part 1, patients received either a single GH001 IDR or placebo IDR.
•
In the OLE Part 2, patients can receive up to 5 GH001 IDRs as needed across 6 months, based on specific re-treatment criteria. Re-treatment criteria include the severity of depression and the effectiveness, tolerability and number of previous IDRs.

Patients of 18 to 64 years of age (inclusive) were eligible to be enrolled in the trial, with GH001 to be administered without additional mandated visits for psychological intervention.

The primary endpoint is to assess the effects on the severity of depression, as assessed by the mean change in MADRS from baseline to Day 8 at the end of the double-blind phase. The MADRS is a widely accepted scale for depression that ranges from zero to 60 that has been used as a primary endpoint in pivotal trials of other depression treatments. The FDA draft guidance for industry “Major Depressive Disorder: Developing Drugs for Treatment” highlights that for rapid-acting anti-depressants, efficacy generally should be demonstrated within 1 week for a rapid-acting antidepressant.

Results: Patient Disposition and Characteristics

GH001 (N=40)	Placebo (N=41)
Patient Disposition			
Completed double-blind part, n (%)		40 (100)	41 (100)
Discontinued double-blind part, n (%)		0 (0)	0 (0)
Age, years, mean (SD)		41.6 (11.4)	43.9 (10.9)
Female, n (%)		24 (60)	22 (53.7)
Race, white, n (%)		40 (100)	41 (100)
BMI, kg/m^2, mean (SD)		24.8 (4.3)	27.5 (6.3)
Previously used any psychedelic (lifetime)		4 (10)	5 (12.2)
Baseline Disease Characteristics			
HAM-D-17 Total Score, mean (SD)		24.9 (2.7)	24.6 (2.3)
MADRS Total Score, mean (SD)		29 (5.4)	28.2 (4.6)
Major Depressive Episode (MDE) History at Baseline			
Number of MDEs	Mean (SD)	2.1 (1.4)	2.0 (1.1)
	≥3, n (%)	14 (35.0)	13 (31.7)
Time since first depressive episode, years, mean (SD)		11.3 (9.7)	12.2 (8.4)
Duration of current MDE, weeks, mean (SD)		50.8 (28.3)	63.3 (106.9)
GH001 IDR Dose Received and Duration			
Total IDR dose received[1], n (%)	6 mg	9 (22.5)	0 (0)
	6, 12 mg	21 (52.5)	0 (0)
	6,12,18 mg	10 (25)	41 (100)
Duration of psychoactive effects, minutes, mean (SD)	6 mg (or PBO first dose)[2]	12.8 (9.1)	0.4 (2.3)
	12 mg (or PBO second dose)[2]	15.1 (9.8)	0.1 (0.8)
	18 mg (or PBO third dose)[2]	18.0 (15.2)	0.2 (1.1)

1 For patients in the GH001/placebo groups, up to 3 doses of GH001 or placebo were administered;
2 Includes all patients who received respective dose of GH001/placebo, irrespective of total dose
Abbreviations: BMI = Body mass index; HAM-D-17 = Hamilton Rating Scale for Depression; MADRS = Montgomery-Åsberg Depression Rating Scale; MDE = Major Depressive Episode; IDR = Individualized dosing regimen; SD = Standard deviation’ PBO = Placebo

Results: Safety

GH001 was well tolerated and no serious adverse events were reported in the double-blind part of the trial.
•	All TEAEs were mild or moderate with no severe adverse events observed.
•	The most common TEAEs in patients treated with GH001 were nausea, salivary hypersecretion, paresthesia, headache, and dysgeusia. There were no TEAEs of flashbacks reported.
•
No clinically significant changes were observed in any of the safety laboratory analyses or vital parameters, including heart rate, blood pressure and ECG, and there were no adverse events related to vital signs.

•	There were no TEAEs leading to study drug withdrawal or early withdrawal from the double-blind part of the trial.
•
No dissociative state symptoms or sedation were observed at discharge after treatment with GH001 and 97.4% of patients were discharge ready within 1 hour of the last dose. Patients were not required to observe any post-discharge restrictions.

•	No evidence of treatment-emergent suicidal ideation or behavior or treatment-emergent BPRS+ symptoms were observed after treatment with GH001.

Overview of Adverse Events: GH001 vs Placebo

	GH001 N=40		Placebo N=41	
	Pts n (%)	Events n	Pts n (%)	Events n
Any TEAE[1]	29 (72.5)	81	3 (7.3)	7
Max severity of TEAEs[2]				
Mild	14 (35.0)	55	2 (4.9)	6
Moderate	15 (37.5)	26	1 (2.4)	1
Severe	0 (0)	0	0 (0)	0
Treatment-related TEAEs[3]	29 (72.5)	79	1 (2.4)	4
Device-related TEAEs	1 (2.5)	1	0 (0)	0
SAEs[4]	0 (0)	0	0 (0)	0
Treatment-related SAEs[3]	0 (0)	0	0 (0)	0
TEAEs leading to study drug withdrawal	0 (0)	0	0 (0)	0
TEAEs leading to early withdrawal from trial	0 (0)	0	0 (0)	0
AESIs	8 (20.0)	10	0 (0)	0
Death	0 (0)	0	0 (0)	0

1TEAE=AE that emerges after the start of study drug dosing having been absent pretreatment, or an AE that worsens in severity relative to a pretreatment onset
2 Number of events for mild, moderate and severe TEAEs represents total number of events of each severity
3Treatment-related TEAE/SAE is any TEAE/SAE that is possibly or probably related to the study drug
4SAE=any untoward medical occurrence of effect at any dose that a) results in death, b) is life threatening, c) requires inpatient hospitalization or prolongation of hospitalization, d) results in persistent or significant disability or incapacity, e) is a congenital anomaly or birth defect, f) any other important medical event
Abbreviations: AESI = Adverse event of special interest; Pts = Patients; SAE = Serious adverse event; TEAE = Treatment-emergent adverse event; MedDRA = Medical dictionary for regulatory activities; PT = Preferred term;

Results: Efficacy

The primary endpoint of the trial was met with a significant reduction from baseline of -15.2 points in Montgomery-Åsberg Depression Rating Scale (MADRS) total score on Day 8 after administration of GH001, compared with +0.3 points in the placebo group (difference of -15.5 points, p<0.0001).

All secondary endpoints in the trial were met, with results consistent with the primary endpoint. The majority of the patients treated with GH001 achieved remission (MADRS≤10) and were responders (MADRS reduction ≥50%) at 2 hours, Day 2 and Day 8. Remission and response rates with GH001 were significantly greater than placebo at all timepoints (p<0.0001). Treatment with GH001 led to clinically and statistically significant improvements on the Clinical Global Impression Severity,  or CGI-S, and Hamilton Anxiety Rating, or HAM-A, scales, and the Quality of Life Enjoyment and Satisfaction Questionnaire, or Q-LES-Q-SF Questionnaire, on Day 8, compared with placebo.

As of January 22, 2025, 9 patients are ongoing in the trial, while 54 patients have completed the full 6-month follow-up of the OLE and 18 patients discontinued, with one patient’s discontinuation due to an adverse event.

Of the 54 patients who completed the OLE as of January 22, 2025:

•	77.8% of patients were in remission (MADRS≤10) at the 6 month visit and 81.5% were responders (MADRS reduction ≥50%);

•	Mean MADRS total score at 6 months was 8.6;

•	63.0% (n=34) received 1-4 treatments with GH001;

•
91.7% of patients who had remission at Day 8, also had remission at 6 months (patients who completed the 6-month OLE follow-up per protocol: patients who terminated early are excluded; N=53 patients in total; 1 OLE completer not evaluable due to missing data at data cut of January 22, 2025).

Safety analysis has not yet been completed for the OLE as it remains ongoing, but as of January 22, 2025, no serious adverse events have been reported throughout the OLE.

Our Phase 2b clinical trial of GH001 in patients with TRD is subject to certain risks and uncertainties, as is the case with our other clinical trials. See “Item 3. Key Information – D. Risk Factors”.

Phase 1: Clinical Trial with GH001 aerosol delivery device in healthy subjects (GH001-HV-106, NCT06511947)

We are also currently recruiting an open-label Phase 1 trial to determine the pharmacokinetic, pharmacodynamics, and safety of GH001 administered via a proprietary aerosol delivery device in healthy subjects.

Trial Design

This is an open-label, Phase 1 clinical trial in healthy subjects that will include single- and multiple-dose parts. Following a screening period of up to 4 weeks prior to baseline, one single dose (Part 1), an IDR (Part 2), or two single doses (Part 3) of GH001 will be administered. In Part 1 and Part 2, GH001 will be administered via a proprietary aerosol delivery device on Day 1.

In Part 2, the IDR consists of up to three increasing doses of GH001 given at approximately 1-hour intervals.

The primary endpoint of this trial is to assess the pharmacokinetic profile of mebufotenin and bufotenine, a metabolite of mebufotenin, and safety and tolerability. Participants are monitored on the dosing day, with additional follow-up visits on Day 8 and Day 31.

Regulatory Interactions

 Following a type C meeting with the FDA in May 2023, in August 2023 we submitted an IND for GH001, delivered with our proprietary aerosol delivery device, to the FDA. The IND-opening study was proposed to be a Phase 1 clinical pharmacology trial in healthy volunteers (GH001-HV-106), designed to support bridging to the clinical data generated with the third-party device we currently use in our clinical trials. As previously announced, in September 2023, at the end of the 30-day statutory IND review period, the FDA advised us that it had placed our IND on clinical hold, and in October 2023, with a formal clinical hold letter, the FDA requested that we provide (i) an inhalation toxicology study in a non-rodent species and an additional inhalation toxicology study in rats, related to respiratory tract histology findings from a previously completed inhalation toxicology study in rats, (ii) additional device design verification information and (iii) updates to our investigator brochure.

In February 2024, we requested a meeting with the FDA to discuss specific aspects of their device feedback and this meeting was executed by way of written response. On January 10, 2025, we announced the completion of the requested inhalation toxicology studies and we are now preparing to engage with the FDA in advance of providing a complete response to the clinical hold, which we plan to submit in mid-2025.

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

Intravenous Mebufotenin Product Candidate - GH002

GH002 is our second mebufotenin product candidate, formulated for administration via a proprietary intravenous injectable approach. For GH002, we use a synthetically developed, pharmaceutical grade mebufotenin salt, manufactured in accordance with current cGMP standards. We believe GH002 has the potential to be an attractive therapeutic option, e.g., in patients with underlying airway or pulmonary disease or in situations where it is difficult to assure that the GH001 inhalation is performed adequately, such as in acute psychiatric emergency care situations where a patient may be unable to use an inhalation device.

Completed Clinical Trials with GH002

Phase 1: Clinical Pharmacology Trial with GH002 in Healthy Volunteers (GH002-HV-105, NCT05753956)

We have recently completed a Phase 1 clinical pharmacology trial of GH002 in healthy volunteers that was conducted in the Netherlands and top-line results are available.

Trial Design

The trial had two parts: a single-dose part, which was randomized, double-blind, placebo-controlled, with single, intravenous doses of GH002 or placebo in 7 dose groups (0.25 mg, 1 mg, 2 mg, 4 mg, 6 mg, 8 mg, and 10 mg) of 8 subjects, whereby 6 subjects per dose group received GH002 and 2 subjects per dose group received a placebo; and a multiple-dose part, in an open-label, non-randomized design, where an IDR was administered to 8 subjects on a single day with up to 3 increasing doses of GH002 (2 mg as the first dose, 4 mg as the second dose and 6 mg as the third dose) with a scheduled 1-hour interval between doses. GH002 was administered without additional mandated visits for psychological intervention.

The primary endpoints of this trial were to assess the safety and tolerability and the pharmacokinetic profile of GH002. Participants were monitored on the dosing day, with an additional follow-up visit on Day 8.

Baseline Characteristics

56 subjects received single doses of 0.25 mg, 1 mg, 2 mg, 4 mg, 6 mg, 8 mg, and 10 mg of GH002 (n=6 in each dose group), or placebo (n=2 in each dose group) in the single dose part of the trial, and 8 subjects received an IDR of up to three escalating doses of GH002 (2 mg, 4 mg, 6 mg) on a single day with a scheduled 1-hour interval between doses. The median age in the single-dose part was 23 years and in the multiple-dose part was 26.5 years. In the multiple-dose part, based on the IDR, four participants received 2 mg of GH002, two participants received 2 mg followed by 4 mg of GH002, and 2 participants received 2 mg, followed by 4 mg and then 6 mg of GH002.

Results

All participants completed all planned visits. No SAEs were reported. TEAEs were observed in 22 of 42 subjects (52%) who received GH002 and in 5 of 14 subjects (36%) who received placebo in the single-dose part, and in 4 of 8 subjects (50%) who received GH002 in the IDR part. The majority of TEAEs were mild. In the single-dose part, in subjects who received GH002, the most common TEAEs reported were: fatigue (in 6 participants), nausea (in 5 participants), dizziness (in 4 participants), vomiting and abdominal pain (each in 3 participants), emotional distress, head discomfort, headache, pain in extremity, muscles spasms, and grunting (each in 2 participants). In the IDR part, the most common TEAEs reported were: headache (in 2 participants), head discomfort, nausea, and vomiting (each in 1 participant).

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

Nonclinical Experience

Mebufotenin in vitro and in vivo data from published academic literature allowed initiation of our clinical trials GH001-HV-101, GH001-HV-103 and GH001-TRD-102. We have advanced a nonclinical study program with additional in vitro and in vivo toxicology studies as well as safety pharmacology studies, including studies evaluating genotoxicity and cardiotoxicity with our high-purity active pharmaceutical ingredient, or API, and an inhalation toxicology study in rats and an intravenous toxicology study in non-human primates. The results of these studies, together with the data from published academic literature, supported the initiation of our Phase 2a clinical trials of GH001 in BDII and a current major depressive episode (GH001-BD-202) and PPD (GH001-PPD-203), our Phase 2b clinical trial of GH001 in TRD (GH001-TRD-201), our Phase 1 clinical pharmacology trial of with our proprietary device (GH001-HV-106), and our Phase 1 clinical trial of GH002 in healthy volunteers (GH002-HV-105).

On November 9, 2023, we announced that our IND for GH001 administered using our proprietary aerosol delivery device was placed on clinical hold by the FDA, with the FDA requesting that we provide additional information, including (i) an inhalation toxicology study in a non-rodent species and an additional inhalation toxicology study in rats, (ii) additional device design verification information and (iii) updates to our investigator brochure, to resolve the hold.

On January 10, 2025, we announced that (i) the requested inhalation toxicology study in a non-rodent species had been completed, and the pathology report concluded that there were no histology findings in the respiratory tract of any dogs at any dose level evaluated in the study and (ii) the requested additional inhalation toxicology study in rats had been completed which showed histology findings consistent with our previously completed study in rats.

Further nonclinical studies are ongoing or expected to be performed in GH001 and/or other product candidates as our development progresses.

Delivery Systems and Routes of Administration for Mebufotenin

We are working to optimize current delivery systems and to investigate additional delivery systems and additional routes of administration for mebufotenin which we believe could expand the patient population that could benefit from our product candidates.

Currently, GH001, our inhalable mebufotenin product candidate, has been vaporized using an inhalation device purchased from a third party, which is a CE-marked medical device in the EU and licensed as a medical device in Canada and Australia. We continue to use that device in our Phase 2b trial in TRD patients (GH001-TRD-201) and in the recently initiated Phase 2a trials in bipolar II disorder (GH001-BD-202) and postpartum depression (GH001-PDD-203). We are working with a CDMO to develop a proprietary delivery device for GH001. Our proprietary device is included in a Phase 1 clinical pharmacology trial in healthy volunteers (GH001-HV-106) designed to support bridging to the clinical data generated with the third-party device we currently use in our clinical trials, following which we intend to use our proprietary device in our pivotal clinical trial program and for commercial supply. In advance of our pivotal program, we intend to open an IND with our proprietary delivery device following resolution of our clinical hold.

GH002, our intravenous mebufotenin product candidate, is currently administered using a standard, over-the-counter syringe. For future clinical studies we may license or acquire a specific delivery device from third parties or work with a CDMO to develop such device and establish manufacturing capabilities for such device.

We expect that GH001 along with the accompanying device, will be regulated by the FDA as a drug-device combination product. However, for GH002, this classification will depend on our final choice for its commercial presentation.

Manufacturing and Supply

We do not own or operate, and currently have no plans to establish, any manufacturing facilities. We rely on CDMOs to further develop and synthesize the API that is contained in our GH001 and GH002 product candidates and to further develop and manufacture our product candidates. The manufacturing processes are contracted so that the relevant API and product candidate manufacturing steps are compliant with cGxP. We expect to continue to rely upon third parties for the development and production of all clinical supply API and drug product that we may use. We also use contract manufacturers to fill, label, package, store and distribute our product candidates. We currently rely on two suppliers for our API and a single supplier for our GH001 product candidate, and because we maintain only a limited supply of API and GH001 product candidate we may not be able to avoid a material disruption in the event of any need to replace one or more of our suppliers. For our Phase 2b trial in TRD patients (GH001-TRD-201) and our Phase 2a trials in BDII and a current depressive episode (GH001-BD-202) and PPD (GH001-PDD-203), we currently acquire from a third party the vaporization device used to create the inhaled aerosol from our GH001 product candidate. We do not have a commercial supply agreement with this third party, nor have we established license agreements with any alternative provider of a suitable vaporization device. We are however working with a CDMO to develop a proprietary delivery device for GH001 for use in our pivotal clinical trial program and for commercial use.

Commercialization

If either of our GH001 or GH002 product candidates are approved, we plan to use our own sales and marketing capabilities, targeting public and private healthcare providers and clinic networks and third-party payors in the United States and major European markets. However, depending on the situation, we may enter into commercialization collaborations, partnering or licensing agreements with third parties who have complementary commercial capabilities.

Competition

Our industry is characterized by many newly emerging and innovative technologies, intense competition and a strong emphasis on proprietary product rights. While we believe that our GH001 and GH002 product candidates represent a fundamental shift in the treatment paradigm relative to other TRD treatments on the market and under development, we face potential competition from many different sources, including major pharmaceutical, specialty pharmaceutical and biotechnology companies, academic institutions, non-profit organizations, governmental agencies and medical research organizations. Any product candidates that we successfully develop and commercialize, including our GH001 and GH002 product candidates, will compete with the standard of care and new therapies, both pharmacological and somatic, which may become available in the future.

Based on the current understanding of regulatory agencies, TRD encompasses patients who have not been helped by two or more MDD pharmacotherapies. Currently, only two pharmacotherapies are approved specifically for TRD in the United States: SPRAVATO® (esketamine), marketed by Janssen, which is an NMDA receptor antagonist; and olanzapine and fluoxetine hydrochloride capsules, which are available generically. Because of this, antidepressants indicated for use in MDD are frequently prescribed, combined or augmented with a second agent to treat TRD patients. Several biopharmaceutical companies have therapies, including other tryptamine compounds, in preclinical and clinical development being evaluated or planned to be evaluated in mental illness, including in TRD patients, including ATAI Life Sciences, Axsome Therapeutics, Beckley Psytech, COMPASS Pathways, Cybin, Mindmed and Sage Therapeutics.  Of the programs with other tryptamine compounds, the most advanced is COMPASS Pathways’ investigational therapy COMP360 given in conjunction with psychological support, for which results of a Phase 2b trial in TRD have been reported and a Phase 3 program has been initiated.

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

Intellectual Property

Patent Strategy

Our commercial success is, in some part, linked to obtaining, maintaining and enforcing intellectual property rights protection in patents, trade secrets and other proprietary rights in the United States, EU, UK and other jurisdictions. We plan to continue to strategically protect our innovations with parallel patent protection and regulatory and market exclusivity. We also may rely on trade secrets and know-how relating to our proprietary technologies, on continuing innovation and on future in-licensing opportunities to develop, strengthen and maintain the strength of our competitive position.

Issued Patents and Pending Patent Applications

Our patent portfolio includes at least 35 patent families directed to uses of mebufotenin including the use of mebufotenin for treatment of various disorders when administered by inhalation, or by nasal, buccal, sublingual, intravenous, intramuscular or subcutaneous routes, aerosol compositions of matter of mebufotenin, manufacturing methods for the preparation of and purification of mebufotenin, high purity mebufotenin, salt forms of mebufotenin and device-related aspects of mebufotenin administration. We are committed to exploring additional opportunities with mebufotenin through continuous research and development and will continue to seek patent protection for all our innovations.

Two of our patent families are directed to uses of mebufotenin for treatment of MDD and TRD, including when administered by inhalation, or by nasal, buccal, sublingual, intravenous, intramuscular or subcutaneous administration, respectively. These patent families include patents issued in at least, Europe, Japan and certain other jurisdictions outside of the United States. The issued patents in these families, and the pending patent applications, if issued, have expected expiry dates of no earlier than 2040, not including any patent term extensions and/or patent term adjustments.

Three of our patent families are directed to compositions of matter of mebufotenin, including high purity mebufotenin, the aerosol generated for the administration of GH001, and an HBr salt. These patent families include patents issued in the U.S. and Europe.  The issued patents in these families, and the pending patent applications if issued, have expected expiry dates of no earlier than between 2040 and 2043, not including any patent term extensions and/or patent term adjustments.

At least 25 of our patent families are directed to various methods of use of mebufotenin, including use of mebufotenin to treat postpartum depression and bipolar disorder. The pending patent applications in these families, if issued, would have expected expiry dates of no earlier than 2043 or later, not including any patent term extensions and/or patent term adjustments.

Three of our patent families are directed to our proprietary device. The pending patent applications in these families, if issued, would have expected expiry dates of no earlier than 2044 or later, not including any patent term extensions and/or patent term adjustments.

We also own design patent applications directed to our proprietary device, one of which has been granted in Europe and is expected to expire in 2049.

Two of our patent families are directed to manufacturing methods for the preparation of mebufotenin. These patent families include patents issued in at least Europe.  The issued patents in these families, and the pending patent applications if issued, have expected expiry dates of no earlier than 2040.

In total, we have over 250 patent applications pending globally, including in the United States, Australia, Brazil, Canada, China, Europe, Hong Kong, Israel, India, Japan, Korea, and Taiwan, as well as pending international applications under the Patent Cooperation Treaty, or PCT.

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

Nonclinical tests include laboratory evaluation of product chemistry, formulation and toxicity, as well as animal trials to assess the characteristics and potential safety and efficacy of the product. The conduct of the nonclinical tests must comply with federal regulations and requirements, including good laboratory practices. The results of nonclinical testing are submitted to the FDA as part of an IND along with other information, including information about product chemistry, manufacturing and controls, or product CMC, information about the device component of a drug-device combination product and a proposed clinical trial protocol. If clinical results are available from studies conducted outside the United States, that information must also be included in the IND. Long-term nonclinical tests, such as animal tests of reproductive toxicity and carcinogenicity, may continue after the IND is submitted. An IND automatically becomes effective 30 days after receipt by the FDA, unless before that time the FDA places the trial on clinical hold. In such a case, the IND sponsor must correct the deficiencies cited in the hold letter or otherwise satisfy the FDA that the investigation may proceed before the clinical trial can begin. When the sponsor submits a complete response to the issues identified in the hold letter, the FDA must respond in writing to the sponsor within 30 days of the complete response by either removing or maintaining the clinical hold. The FDA can also place an IND on partial clinical hold, in which parts of the clinical work requested may proceed, but other parts are delayed or suspended until the FDA’s outstanding concerns are resolved.

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

Controlled Substances

The federal Controlled Substances Act, or CSA, and its implementing regulations establish a “closed system” of manufacture and distribution of controlled substances. The CSA and regulations promulgated by the U.S. Drug Enforcement Administration, or DEA, impose registration, security, record keeping and reporting, storage and other requirements on individuals and other entities that handle controlled substances. The DEA is the federal agency responsible for regulating controlled substances and requires those individuals or entities that manufacture, import, export, distribute, research or dispense controlled substances to comply with the regulatory requirements in order to promote legitimate use of controlled substances and prevent the abuse and diversion of controlled substances to illicit channels of commerce.

The DEA categorizes controlled substances into one of five schedules—Schedule I, II, III, IV or V—depending on the relative potential for dependence and abuse. Schedule I substances by definition have the highest potential for abuse, have no currently accepted medical use in treatment in the United States and lack accepted safety for use under medical supervision. Pharmaceutical products demonstrating some abuse potential but that do have a currently accepted medical use and are approved for marketing are classified in Schedule II, III, IV or V depending on abuse potential. Among controlled substances that can be marketed, Schedule II substances are considered to have the highest potential for abuse and physical or psychological dependence, and Schedule V substances the lowest relative potential for abuse and dependence.

Mebufotenin is currently classified as a Schedule I drug and, if the substance or a formulation containing the substance is approved for marketing in the United States, will need to be rescheduled from Schedule I to either Schedule II, III, IV or V by the DEA before it can be commercially marketed, distributed and sold. Rescheduling is dependent on FDA approval and the FDA must make a recommendation to the DEA on the appropriate schedule. The DEA must conduct notice and comment rulemaking to reschedule any controlled substance. Such action is subject to public comment and potential requests for an administrative hearing objecting to, or supporting, any such action. In addition, because each state has its own statutory and regulatory requirements related to controlled substances, each state or jurisdiction must also take appropriate administrative or legislative action to reschedule a controlled substance within that state based on federal rescheduling.

A DEA registration is required for all manufacturers, importers, exporters and distributors who must register annually with the DEA to handle controlled substances. A DEA registration is also required for pharmacies and physicians who prescribe, administer and/or dispense controlled substances; they must register every three years. The DEA registration is specific to each facility (i.e., physical location) and the activity(ies) and controlled substance schedule(s) handled at each location.

The DEA conducts cyclic inspections all manufacturing, importing, exporting and distribution facilities to review security, record keeping, reporting and handling prior to issuing a controlled substance registration. The specific security requirements vary by the type of business activity and the schedule and quantity of controlled substances handled. The most stringent requirements apply to manufacturers, importers, exporters and distributors of Schedule I and Schedule II substances. Required security measures include restricted access and physical control of controlled substances through storage in approved vaults, safes and cages and through use of alarm systems and surveillance cameras. Once registered, manufacturing facilities must maintain records documenting the manufacture, receipt and inventory and distribution of all controlled substances. Manufacturers must submit periodic reports to the DEA of the distribution of Schedule I and II controlled substances, Schedule III narcotic substances and other designated substances. All DEA registrants (including manufacturers, importers, exporters and distributors) must comply with security, record keeping and reporting requirements such as reporting any controlled substance thefts or significant losses and following appropriate procedures to destroy or dispose of controlled substances. Imports of Schedule I and II controlled substances for commercial purposes are generally restricted to substances not already available from a domestic supplier or where there is not adequate competition among domestic suppliers. In addition to an importer or exporter registration, importers and exporters must obtain a permit for every import or export of a Schedule I and II substance or Schedule III, IV and V narcotic and submit import or export declarations for Schedule III, IV and V non-narcotics. In some cases, Schedule III non-narcotic substances may be subject to the import/export permit requirement, if necessary, to ensure that the United States complies with its obligations under international drug control treaties.

For drugs manufactured in the United States, the DEA establishes annually an aggregate quota for the amount of substances within Schedules I and II that may be manufactured or produced in the United States based on the DEA’s estimate of the quantity needed to meet legitimate medical, scientific, research and industrial needs. Each manufacturer must apply for an individual manufacturing quota (e.g., manufacturing API) or procurement quota (e.g., manufacturing dosage forms or packaging), which represents the amount each facility can manufacture in a given quarter or year. The DEA currently has revised its regulations to require applications for quotas on a semi-annual basis. The quotas apply equally to the manufacturing of the active pharmaceutical ingredient and production of dosage forms. The DEA may adjust aggregate production quotas a few times per year. The DEA can also adjust individual manufacturing or procurement quotas based on manufacturer requests. The DEA has substantial discretion in whether or not to make such adjustments for individual companies.

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

In the UK, where part of our manufacturing process takes place, mebufotenin is considered a Class A drug under the Misuse of Drugs Act 1971, as amended, and as a Schedule 1 drug under the Misuse of Drugs Regulations 2001, as amended. Class A drugs are considered to be the most potentially harmful and have the highest level of control exerted over them under the Misuse of Drugs Act 1971. Similarly, Schedule 1 of the Misuse of Drugs Regulations 2001 lists those drugs to which the most restrictive controls apply: they are considered to have no legitimate or medicinal use and can only be imported, exported, produced and supplied under a license issued by the UK Government’s Home Office. If and when it is granted a marketing authorization by the MHRA in respect of the UK, mebufotenin would still remain a Schedule 1 drug until rescheduled by the UK Government’s Home Office. Unless and until mebufotenin is rescheduled under the Misuse of Drugs Regulations 2001, and unless a statutory exemption was to be passed for GH001 or GH002 following the grant of a UK marketing authorization and before rescheduling, any prescribing doctors in the UK would require a Home Office license to prescribe GH001 or GH002, and, similarly, any patients to whom GH001 or GH002 was prescribed would require a Home Office license to possess GH001 or GH002. There can be no guarantee that such Home Office licenses would be granted or that rescheduling would be successful.

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

In the United States, numerous federal and state laws and regulations, including state data breach notification laws, state health and personal information privacy laws, and federal and state consumer protection laws, govern the collection, use, processing, storage, transmission, disclosure, destruction and protection of health-related and other personal information. For example, the California Consumer Privacy Act of 2018, or CCPA, became effective on January 1, 2020, and creates new individual privacy rights for California consumers and places increased privacy and security obligations on entities handling certain personal data of California consumers. The CCPA requires companies subject to the legislation to provide new disclosure to consumers about such companies’ data collection, use and sharing practices and provide such consumers new ways to opt-out of certain sales or transfers of personal information. The CCPA provides for civil penalties as well as a private right of action for certain data breaches that result in the loss of personal information. This private right of action may increase the likelihood of, and risks associated with, data breach litigation. In addition, the California Privacy Rights Act of 2020, or CPRA, went into effect on January 1, 2023. The CPRA, among other things, gives California residents the ability to limit the use of their personal information, further restricts the use of cross-contextual advertising, establishes restrictions on the retention of personal information, expands the types of data breaches subject to the CCPA’s private right of action and establishes a new California Privacy Protection Agency to implement and enforce the CCPA and CPRA. Other states, such as Nevada and Oklahoma, and the U.S. federal government are considering comprehensive privacy laws, and on January 1, 2023, the Virginia Consumer Data Protection Act, or CDPA, became effective. The CDPA contains provisions that require businesses subject to the legislation to conduct data protection assessments in certain circumstances and that require opt-in consent from Virginia consumers to process certain sensitive personal information. In addition, Colorado enacted the Colorado Privacy Act, or the CoPA, and Connecticut enacted the Connecticut Data Privacy Act, each of which took effect on July 1, 2023, and Utah enacted the Consumer Privacy Act, which became effective on December 31, 2023. Several other states, including New Hampshire, Delaware, and Nebraska, have also enacted privacy laws that have taken effect in 2024 or will take effect in 2025. Moreover, laws in all 50 U.S. states require businesses to provide notice to consumers whose personal information has been disclosed as a result of a data breach. The CDPA, CoPA, the Connecticut and Utah laws, and such other proposed legislation, if enacted, may add additional complexity, variation in requirements, restrictions and potential legal risk, require additional investment of resources in compliance programs, impact strategies and the availability of previously useful data and could result in increased compliance costs and/or changes in business practices and policies.

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

Healthcare Reform

The U.S. government, state legislatures and foreign governments have shown significant interest in implementing cost containment programs to limit the growth of government-paid healthcare costs pharmaceutical costs. This has resulted in several presidential executive orders, Congressional inquiries, and proposed and enacted federal and state legislation designed to, among other things, bring more transparency to product pricing, review the relationship between pricing and manufacturer patient programs, control the costs of drugs, including under Medicare and Medicaid, restrict reimbursement, require the substitution of generic products for branded prescription drugs, and reform government program reimbursement methodologies for drug products. In December 2020, CMS issued a final rule implementing significant manufacturer price reporting changes under the Medicaid Drug Rebate Program, including an alternative rebate calculation for line extensions that is tied to the price increases of the original drug, and Best Price reporting related to certain value-based purchasing arrangements. Additionally, under the American Rescue Plan Act of 2021, effective January 1, 2024, the statutory cap on Medicaid Drug Rebate Program rebates that manufacturers pay to state Medicaid programs was eliminated. Elimination of this cap may, in some cases, require pharmaceutical manufacturers to pay more in rebates than they receive on the sale of products. Further, the Infrastructure Investment and Jobs Act added a requirement, effective January 1, 2023, for manufacturers of certain single-source drugs (including biologics and biosimilars) separately paid for under Medicare Part B for at least 18 months and marketed in single-dose containers or packages (known as refundable single-dose containers or single-use package drugs) to provide annual refunds for any portions of the dispensed drug that are unused and discarded if those unused or discarded portions exceed an applicable percentage defined by statute or regulation. Manufacturers are subject to periodic audits and those that fail to pay refunds for their refundable single-dose containers or single-use package drugs shall be subject to civil monetary penalties. There have also been and continue to be a number of other initiatives at the United States federal and state levels that seek to reduce healthcare costs, including the Budget Control Act which, subject to certain temporary suspension periods, imposed 2% reductions in Medicare payments to providers per fiscal year starting April 1, 2013, and, due to subsequent legislative amendments to the statute, will remain in effect through 2032, unless additional Congressional action is taken. Healthcare reforms that have been adopted, and that may be adopted in the future, could result in further reductions in coverage and levels of reimbursement for pharmaceutical products, increases in rebates payable under U.S. government rebate programs and additional downward pressure on pharmaceutical product prices.

Several healthcare reform proposals recently culminated in the enactment of Inflation Reduction Act, or IRA, which allows HHS to, among other things, directly negotiate the selling price of a statutorily specified number of drugs and biologics each year that CMS reimburses under Medicare Part B and Part D. The negotiated price may not exceed a statutory ceiling price. Only high-expenditure single-source drugs that have been approved for at least 7 years (11 years for single-source biologics) are eligible for selection by CMS for negotiation, with the negotiated price taking effect two years after the selection year. For 2026, the first year in which negotiated prices become effective, CMS selected 10 high-cost Medicare Part D products in 2023, negotiations began in 2024, and the negotiated maximum fair price for each product has been announced. CMS has selected 15 additional Medicare Part D drugs for negotiated maximum fair pricing in 2027. For 2028, an additional 15 drugs, which may be covered under either Medicare Part B or Part D, will be selected, and for 2029 and subsequent years, 20 Part B or Part D drugs will be selected. A drug or biological product that has an orphan drug designation for only one rare disease or condition will be excluded from the IRA’s price negotiation requirements, but will lose that exclusion if it receives designations for more than one rare disease or condition, or if is approved for an indication that is not within that single designated rare disease or condition, unless such additional designation or such disqualifying approvals are withdrawn by the time CMS evaluates the drug for selection for negotiation. The IRA also imposes rebates on Medicare Part D and Part B drugs whose prices have increased at a rate greater than the rate of inflation, and in November 2024, CMS finalized regulations for the Medicare Part B and Part D inflation rebates. The IRA also eliminated, beginning in 2025, the coverage gap under Medicare Part D by significantly lowering the enrollee maximum out-of-pocket cost and requiring manufacturers, in order for their drugs to be reimbursed by Medicare Part D, to subsidize, through a newly established manufacturer discount program, 10% of Part D enrollees’ prescription costs for brand drugs below the out-of-pocket limit, and 20% once the out-of-pocket limit has been reached. Manufacturers that fail to comply with the IRA may be subject to various penalties, including significant civil monetary penalties. The IRA also extends enhanced subsidies for individuals purchasing health insurance coverage in ACA marketplaces through plan year 2025. These provisions may be subject to legal challenges. For example, the provisions related to the negotiation of selling prices of high-expenditure single-source drugs and biologics have been challenged in multiple lawsuits brought by pharmaceutical manufacturers. Thus, while it is unclear how the IRA will be implemented, it will likely have a significant impact on the biopharmaceutical industry and the pricing of prescription drug products. It is unclear to what extent other statutory, regulatory, and administrative initiatives will be enacted and implemented in the future.

At the state level in the United States, legislatures are increasingly enacting laws and implementing regulations designed to control pharmaceutical and biologic product pricing, including price constraints, restrictions on certain product access, reporting on price increases and the introduction of high-cost drugs. In some states, laws have been enacted to encourage importation of lower cost drugs from other countries and bulk purchasing. For example, the FDA released a final rule in September 2020 providing guidance for states to build and submit importation plans for drugs from Canada, and FDA authorized the first such plan in Florida in January 2024, which has been extended until July 6, 2025. In addition, regional healthcare authorities and individual hospitals are increasingly using bidding procedures to determine what pharmaceutical products and which suppliers will be included in their prescription drug and other healthcare programs. This could reduce the ultimate demand for our product candidates that we successfully commercialize or put pressure on our product pricing. Legally mandated price controls on payment amounts by third-party payors or other restrictions on coverage or access could have a material adverse effect on our business, operations and financial condition.

Employees

As of December 31, 2024, we had fifty employees. Of our workforce, thirty-four employees are engaged in research and development activities with the rest providing administrative, business and operations support.

None of our employees are represented by labor unions or covered by collective bargaining agreements. We have not experienced any employee litigation or claims and consider our employee relations to be good.

C.   Organizational Structure

As of December 31, 2024, we had one subsidiary. The following table sets out for our principal subsidiary, the country of incorporation, and the percentage ownership and voting interest held by us.

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

A.   Operating Results

Overview

We are a clinical-stage biopharmaceutical company dedicated to transforming the lives of patients by developing a practice-changing treatment in depression. Our initial focus is on developing our novel and proprietary mebufotenin therapies for the treatment of patients with treatment-resistant depression, or TRD.

Our portfolio currently includes GH001, our proprietary inhalable mebufotenin product candidate and GH002, our proprietary intravenous mebufotenin product candidate. While GH001 is currently delivered via a vaporization device produced by a third party, we are developing a proprietary aerosol delivery device, which is currently in clinical investigation in Europe. We have completed two Phase 1 healthy volunteer clinical trials for GH001 (GH001-HV-101 and GH001-HV-103), in which administration of GH001 via inhalation was observed to be well tolerated at the investigated single dose levels and in an individualized dosing regimen, or IDR, with intra-subject dose escalation within a single day. We have also completed a Phase 1/2 clinical trial in patients with TRD (GH001-TRD-102) and have recently completed the double-blind phase of a randomized, double-blind, placebo-controlled Phase 2b trial in patients with TRD (GH001-TRD-201). Based on observed clinical activity in these clinical trials, we believe that administration of GH001 has the potential to induce ultra-rapid remissions as measured by the Montgomery–Åsberg Depression Rating Scale, or MADRS, in TRD patients.

We have incurred losses since inception, including net losses of $39.0 million, $35.6 million and $22.5 million for the years ended December 31, 2024, 2023 and 2022 respectively. As of December 31, 2024, we had an accumulated deficit of $106.4 million, compared to an accumulated deficit as of December 31, 2023, of $67.9 million. We expect to incur significant expenses and operating losses for the foreseeable future as we expand our research and development activities. In addition, our losses from operations may fluctuate significantly from quarter-to-quarter and year-to-year, depending on the timing of our clinical trials, our expenditures on other research and development activities and based on foreign currency translation differences. We anticipate that our expenses will increase significantly in connection with our ongoing activities, as we:

•
continue to develop and conduct clinical trials, including in expanded geographies such as the United States, for our GH001 and GH002 product candidates for our initial indications and any additional indications;

•
continue both the technical development and expansion of our external manufacturing capabilities for our current product candidates GH001 and GH002 and of the medical devices required to deliver these product candidates, such as our proprietary aerosol delivery device for GH001;

•	initiate and continue research and development, including technical, nonclinical, clinical, and discovery efforts for any future product candidates;

•	seek to identify additional product candidates;

•
seek regulatory approvals for our product candidates GH001 and GH002 including the medical devices required to deliver these product candidates, such as our proprietary aerosol delivery device for GH001, or any other product candidates that successfully complete clinical development;

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

As of December 31, 2024, we had cash, cash equivalents, other financial assets and marketable securities of $182.6 million, compared to cash, cash equivalents, other financial assets and marketable securities of $222.7 million as of December 31, 2023. We believe that our existing cash, cash equivalents, other financial assets and marketable securities will be sufficient for us to fund our operating expenses and capital expenditure requirements for at least the next 12 months. We have based this estimate on assumptions that may prove to be wrong, and we could exhaust our available capital resources sooner than we expect. See “—B. Liquidity and Capital Resources” below.

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

Research and development activities are central to our business model. Product candidates in later stages of clinical development generally have higher development costs than those in earlier stages of clinical development, primarily due to the increased size and duration of later-stage clinical trials and related product manufacturing expenses. As a result, we expect that our research and development expenses will continue to increase over the next several years as we: (i) advance the clinical development of GH001 for TRD; (ii) advance the clinical development of GH001 for BDII and a current depressive episode and PPD; (iii) advance GH002 and any potential future product candidate into clinical development; and (iv) build our third-party or in-house process development, analytical, manufacturing and related capabilities, increase personnel costs and prepare for regulatory filings related to our potential or future product candidates. We also expect to incur additional IP-related expenses as we file further patent applications and prosecute our intellectual property to protect innovations arising from our research and development activities.

The successful development and commercialization of GH001 and GH002 and any potential future product candidate is highly uncertain. This is due to the numerous risks and uncertainties associated with development and commercialization, including the following:

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

•	receiving positive data from our clinical trials that support an acceptable risk-benefit profile of GH001 and GH002 and any future product candidates in the intended populations;

•	receipt and maintenance of regulatory and marketing approvals from applicable regulatory authorities;

•
establishing and scaling up, through third-party manufacturers, manufacturing capabilities of clinical supply for our clinical trials and commercial manufacturing, if any product candidates are approved;

•	entry into collaborations to further the development of GH001 and GH002 and any future product candidates, including any required medical devices;

•	obtaining and maintaining patent and trade secret protection or regulatory exclusivity for GH001 and GH002 and any future product candidates;

•	successfully launching commercial sales of GH001 and GH002 and any future product candidates, if approved;

•	acceptance of our current and future product candidates’ benefits and uses, if approved, by patients, the medical community and third-party payors; and

•	maintaining a continued acceptable safety profile of GH001 and GH002 and our future product candidates following approval.

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

Our research and development expenses may vary substantially from period to period based on the timing of our research and development activities, including due to timing of initiation of clinical trials and enrollment of patients in clinical trials. Research and development expenses are expected to increase as we advance the clinical development of our inhalable mebufotenin product candidate GH001, and further advance the research and development of our intravenous mebufotenin product candidate GH002 and any future product candidates. The successful development of our product candidates is highly uncertain.

General and Administrative Expenses

General and administrative expenses consist primarily of:

•	professional fees, including consulting, accounting, legal, tax and audit services;

•	personnel expenses, including salaries and related expenses; and

•	other expenses, including expenses for rent and maintenance of facilities, insurance and other operating costs.

We anticipate that our general and administrative expenses will continue to increase in the future as we further increase our headcount to support the expected growth in our research and development activities and the potential commercialization of our product candidates. In addition, we have incurred and expect to continue to incur increased expenses associated with being a public company, including increased costs of accounting, audit, legal, regulatory and tax-related services associated with maintaining compliance with exchange listing and SEC requirements, director and officer insurance costs, investor and public relations costs and costs associated with other administrative and professional services.

Net Finance Income

Net finance income consists of:

•	interest income on cash and cash equivalents, other financial assets and marketable securities;

•	interest expense;

•	the net gain or loss on cash equivalents classified at fair value through profit and loss, or FVTPL; and

•	expected credit losses relating to investments in marketable securities.

Foreign Exchange Gain/Loss

Foreign exchange gains/losses consist of foreign exchange impacts arising from foreign currency transactions.

Taxation

We are subject to corporate taxation in Ireland. Due to the nature of our business, we have generated losses since inception and have therefore not paid Irish corporation tax.

Unused tax losses can be carried forward indefinitely against future trading income. As there is no certainty that we will generate sufficient taxable profits to be able to utilize these tax loss carry-forwards in full, we have concluded not to recognize any deferred tax assets at December 31, 2024 or 2023.

Results of Operations

Comparison of the Years Ended December 31, 2024 and 2023

The following table summarizes our results of operations for the years ended December 31, 2024 and 2023:

	Year Ended December 31,
	2024	2023	Change
	(in USD thousands)
Operating Expenses:
Research and development	(35,016)	(29,821)	(5,195)
General and administrative	(15,296)	(11,401)	(3,895)
Loss from operations	(50,312)	(41,222)	(9,090)
Net finance income(1)	9,222	8,256	966
Foreign exchange gain/(loss)	2,129	(2,621)	4,750
Loss for the year	(38,961)	(35,587)	(3,374)

(1) Net finance income for the years ended December 31, 2024 and 2023, comprises finance income, finance expense and expected credit losses.

Research and Development Expenses

The following table summarizes our research and development expenses for the years ended December 31, 2024 and 2023:

	Year Ended December 31,
	2024	2023	Change
	(in USD thousands)
External research and development expenses	(27,562)	(22,777)	(4,785)
Employee expenses(1)	(7,216)	(6,771)	(445)
Depreciation	(21)	(35)	14
Other expenses	(217)	(238)	21
Research and development	(35,016)	(29,821)	(5,195)

(1) Includes share-based compensation expense of $0.5 million for the year ended December 31, 2024 and $1.4 million for the year ended December 31, 2023.

The following table summarizes our research and development expenses for our product candidates for the years ended December 31, 2024 and 2023:

	Year Ended December 31,
	2024	2023	Change
	(in USD thousands)
GH001	(24,645)	(17,602)	(7,043)
GH002	(1,748)	(2,413)	665
GH003	(18)	(179)	161
Related to multiple product candidates (GH001, GH002 and GH003) and exploratory work for potential future product candidates(1)	(8,605)	(9,627)	1,022
Research and development	(35,016)	(29,821)	(5,195)

(1) Includes expenses that relate to any combination of GH001, GH002 and/or GH003 and exploratory work for potential future candidates.

Research and development expenses increased by $5.2 million to $35.0 million for the year ended December 31, 2024, from $29.8 million for the year ended December 31, 2023. The increase is primarily due to increased expenses relating to clinical development activities including clinical trial and nonclinical activities. These increases have been partly offset by the recognition of a research and development tax credit and a decrease in technical development expenses. Employee expenses also increased primarily due to the hiring of personnel to support our research and development activities.

Research and development expenses for our product candidates will fluctuate from year to year primarily due to the nature and timing associated with the various lifecycle stages of each candidate.

Research and development expenses relating to GH001 increased by $7.0 million in the year ended December 31, 2024, primarily due to increased expenses relating to clinical development activities including clinical trial and nonclinical activities. This increase has been partly offset by a decrease in costs related to technical development activities.

Research and development expenses relating to GH002 decreased by $0.7 million in the year ended December 31, 2024, primarily due to a decrease in clinical trial expenses. This decrease has been partly offset by an increase in costs related to nonclinical activities and technical development activities.

Research and development expenses which relate to multiple product candidates decreased by $1.0 million in the year ended December 31, 2024, due to the recognition of a research and development tax credit and a decrease in technical development expenses. These decreases have been partly offset by an increase in our clinical development activities and increased employee expenses.

General and Administrative Expenses

The following table summarizes our general and administrative expenses for the years ended December 31, 2024 and 2023:

	Year Ended December 31,
	2024	2023	Change
	(in USD thousands)
External costs	(10,182)	(7,692)	(2,490)
Employee expenses(1)	(4,820)	(3,429)	(1,391)
Depreciation	(294)	(280)	(14)
General and administrative	(15,296)	(11,401)	(3,895)

(1)Includes share-based compensation expense of $0.7 million for the year ended December 31, 2024 and $0.9 million for the year ended December 31, 2023.

General and administrative expenses increased by $3.9 million to $15.3 million for the year ended December 31, 2024, from $11.4 million for the year ended December 31, 2023. External costs increased primarily due to an increase in professional fees which has been partly offset by a decrease in insurance costs. Employee expenses increased due to an increase in headcount in our general and administrative functions to support our growth initiatives.

Net Finance Income

Our net finance income increased by $1.0 million to $9.2 million for the year ended December 31, 2024, from $8.3 million for the year ended December 31, 2023. The increase is primarily due to an increase in finance income of $0.7 million relating to cash, cash equivalents and other financial assets, as well as a fair value gain of $0.6 million relating to our cash equivalents and other financial assets. These increases have been partly offset by a decrease in interest income of $0.5 million relating to marketable securities.

Foreign Exchange Gain/(Loss)

Foreign exchange gain is $2.1 million for the year ended December 31, 2024, an increase of $4.7 million from a loss of $2.6 million for the year ended December 31, 2023. This movement is primarily as a result of the translation of the U.S. dollar cash and other financial assets balances in the accounts of our subsidiary into its functional currency, which is the euro. During the year ended December 31, 2024, the U.S. dollar strengthened compared to the euro which resulted in the foreign exchange gain.

Comparison of the Years Ended December 31, 2023 and 2022

For a discussion of our statements of operations for the years ended December 31, 2023 and 2022, see the section “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Results of Operations—Comparison of the Years Ended December 31, 2023 and 2022” in our Annual Report on Form 20-F for the year ended December 31, 2023.

B.    Liquidity and Capital Resources

Sources of Liquidity

We have incurred operating losses since inception, and we have not generated any revenue from any product sales or any other sources. We have not yet commercialized any of our product candidates, which are in various phases of technical and clinical development, and we do not expect to generate revenue from sales of any products for several years, if at all. Until such time as we can generate significant revenue from product sales, if ever, we expect to finance our operations through the sale of equity, debt financings or other capital sources, including potential collaborations with other companies or other strategic transactions. We have funded our operations to date primarily through equity financings, including our initial public offering. As of December 31, 2024 we had cash, cash equivalents, other financial assets and marketable securities of $182.6 million, compared to cash, cash equivalents and marketable securities of $222.7 million as of December 31, 2023.

In 2025, we received net cash proceeds of $139.8 million from a public offering of ordinary shares.

We plan to continue to fund our operating and capital funding needs through sales of additional equity or other forms of financing. We may also consider pursuing strategic partnerships for clinical development and commercialization of our product candidates. The sale of additional equity would result in additional dilution to our shareholders.

For a discussion of our sources of liquidity for the year ended December 31, 2022, see the section “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Sources of Liquidity” in our Annual Report on Form 20-F for the year ended December 31, 2023.

Cash Flows

Comparison of the Years Ended December 31, 2024 and 2023

The following table summarizes our cash flows for the years ended December 31, 2024 and 2023:

	Year Ended December 31,
	2024	2023	Change
	(in USD thousands)
Net cash used in:
Net cash flows used in operating activities	(42,285)	(33,336)	(8,949)
Net cash flows from/(used in) investing activities	65,135	(54,100)	119,235
Net cash flows used in financing activities	(304)	(204)	(100)
Net increase/(decrease) in cash and cash equivalents	22,546	(87,640)	110,186

Net Cash Flows Used in Operating Activities

Net cash flows used in operating activities increased by $8.9 million to $42.3 million for the year ended December 31, 2024, from $33.3 million for the year ended December 31, 2023, primarily due to an increase in loss from operations for the year and movement in working capital.

Net Cash Flows From/(Used in) Investing Activities

Net cash flows from investing activities for the year ended December 31, 2024, is $65.1 million, a movement of $119.2 million from net cash flows used in investing activities of $54.1 million for the year ended December 31, 2023. Net cash from investing activities during the year ended December 31, 2024, comprised the receipt of proceeds from the sale of financial assets of $27.2 million and the redemption of marketable securities of $38.0 million.

Comparison of the Years Ended December 31, 2023 and 2022

For a discussion of our cash flows for the years ended December 31, 2023 and 2022, see the section “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Cash Flows—Comparison of the Years Ended December 31, 2023 and 2022” in our Annual Report on Form 20-F for the year ended December 31, 2023.

Funding Requirements

We expect our expenses to continue to increase substantially in connection with our ongoing research and development activities, particularly as we advance the technical development work, nonclinical studies and clinical trials of our product candidates and the medical devices required to deliver such product candidates. In addition, if we obtain regulatory approval for any of our product candidates, we expect to incur significant commercialization expenses related to sales, marketing, manufacturing and distribution. Furthermore, we have incurred and expect to continue to incur additional costs associated with operating as a public company. We anticipate that our expenses will increase substantially if and as we:

•
continue to develop and conduct clinical trials, including in expanded geographies such as the United States, for our GH001 and GH002 product candidates for our initial indications and any additional indications;

•
continue both the technical development and expansion of our external manufacturing capabilities for our current product candidates GH001 and GH002 and of the medical devices required to deliver these product candidates, such as our proprietary aerosol delivery device for GH001;

•	initiate and continue research and development, including technical, nonclinical, clinical, and discovery efforts for any future product candidates;

•	seek to identify additional product candidates;

•
seek regulatory approvals for our product candidates GH001 and GH002 including the medical devices required to deliver these product candidates, such as our proprietary aerosol delivery device for GH001, or any other product candidates that successfully complete clinical development;

•	progress any nonclinical programs and any other work that may be required to lift the clinical hold n the study we proposed in our IND for GH001;

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

As of December 31, 2024, we had cash, cash equivalents, other financial assets and marketable securities of $182.6 million, compared to cash, cash equivalents, other financial assts and marketable securities of $222.7 million as of December 31, 2023. We believe that our existing cash, cash equivalents, other financial assets and marketable securities will be sufficient for us to fund our operating expenses and capital expenditure requirements for at least the next 12 months. However, we have based this estimate on assumptions that may prove to be wrong and we could exhaust our capital resources sooner than we expect. Because of the numerous risks and uncertainties associated with product development, we may incorrectly estimate the timing and amounts of increased capital outlays and operating expenses associated with completing the research and development of our product candidates. Our present and future funding requirements and timing and amount of our operating expenditures, both in the near- and long-term, depend on many factors, including, but not limited to:

•
the scope, progress, results and costs of researching and developing our GH001 and GH002 product candidates, additional mebufotenin delivery approaches and the medical devices required to deliver these therapies for our initial and any additional indications, as well as other product candidates we may develop;

•
the timing and uncertainty of, and the costs involved in, obtaining marketing approvals for our GH001 and GH002 product candidates including the medical devices required to deliver these therapies for our initial and any additional indications, and other product candidates we may develop and pursue;

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

•
if approved, the costs of commercialization activities for GH001 and GH002 for any approved indications, or any other product candidate that receives regulatory approval to the extent such costs are not the responsibility of any future collaborators, including the costs and timing of establishing product sales, marketing, distribution, and manufacturing capabilities;

•
subject to receipt of regulatory approval, revenue, if any, received from commercial sales of GH001 and GH002 and the respective medical devices for any approved indications or any other product candidates;

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

A.   Directors and Senior Management

The following table presents information about our current executive officers and directors. The term of each of our directors is one year and, accordingly, will expire at our annual general meeting of shareholders to be held in 2025. Ages are as of December 31, 2024.

Name	Position(s)	Age
Executive Officers
Velichka Valcheva	Chief Executive Officer	50
Magnus Halle	Managing Director, Ireland	28
Julie Ryan	Vice President, Finance	39
Aaron Cameron	Chief Operating Officer	40

Non-Executive Directors
Florian Schönharting	Chairman of the Board of Directors	56
Michael Forer	Vice Chairman of the Board of Directors	59
Dermot Hanley	Director	60
Duncan Moore	Director	65

Unless otherwise indicated, the current business address for our executive officers and our non-executive directors is GH Research PLC, Joshua Dawson House, Dawson Street, Dublin 2, D02 RY95, Ireland.

Executive Officers

Velichka (Villy) Valcheva, MD, MSc, has served as our Chief Executive Officer since September 2024. Prior to this, Dr. Valcheva served as our Chief Medical Officer since February 2024 and Vice President of Clinical Research and Medical Affairs since August 2023. Dr. Valcheva has more than 20 years of experience in various leadership roles in pharmaceutical and biotech industries. Dr. Valcheva served as VP and Head of Medical Affairs International for Albireo from 2020 until 2023, as well as Medical Lead/Monitor FIH study and clinical development from 2022. Prior to this, Dr. Valcheva served as Global Senior Medical Director Oncology - Hepatocellular Carcinoma for Ipsen from 2018 to 2020. Dr. Valcheva holds a Masters in Pharmaceutical Medicine from Trinity College Dublin, Ireland, as well as a Dr. Med. from University of Medicine – Plovdiv, Bulgaria.

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

Dermot Hanley, has served as a member of our Board of Directors since September 2021. Mr. Hanley is an experienced independent non-executive director and investment banker. He is currently a non-executive board member of numerous private equity backed companies and regulated financial investment funds. These include several group companies of Killiney Maritime I and II since September 2018 and January 2023 respectively, Larix Opportunities Master ICAV since February 2020, Varagon Capital Credit Strategies ICAV since October 2020. Additionally, he has served as Chairperson of RTW Roaylty ICAV (previously RTW Investment ICAV) since January 2021, CVP Credit Value Fund (Europe) V GP Limited since May 2021, 4010 Royalty Investments ICAV and 4010 Investments Fund GP LLC since May 2023 and BFO Apogem GP Limited since May 2024. He founded Nusli in 2012. Previously, Mr. Hanley was Co-Head of Coverage for Barclays Bank Ireland and spent 16 years in international investment banking and capital markets roles with major global firms, including Claret Capital, JP Morgan, Deutsche Bank and Citibank. He is a member of the Governance Advisory Council for The Corporate Governance Institute and was previously a longstanding member of the Finance and Economics Committee (Ecotax) at The Irish Business and Employers Confederation. He is a graduate of University College Dublin (BSc) and The Queen’s University of Belfast (MBA) and holds a diploma in corporate governance from The Corporate Governance Institute/Glasgow Caledonia University. We believe that Mr. Hanley is qualified to serve on our Board of Directors because of his experience, attributes and skills, including his extensive executive experience.

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

B.   Compensation

Compensation of Directors and Executive Officers

For the year ended December 31, 2024, the aggregate compensation paid to the members of our Board of Directors and our executive officers for services in all capacities, including retirement and similar benefits, was $3.4 million.

During the year ended December 31, 2024, GH Research PLC granted options to purchase an aggregate of 1,043,120 ordinary shares to directors and executive officers. 60,000 of these share options were granted to a number of executive officers which vest 25% on the first anniversary of the date of grant, and thereafter in equal installments on a monthly basis over the subsequent three years and are subject to a two-year service condition. The contractual term (expiration) of these share options is eight years from the grant date with a weighted-average exercise price of $6.84. 33,120 of these share options were granted to members of our Board of Directors which were fully vested on the date of grant and are subject to a two-year service condition. The contractual term (expiration) of these share options is seven years from the grant date with a weighted-average exercise price of $0.025. 950,000 of these share options were granted to members of our Board of Directors and executive officers which vest 25% on the first anniversary of the date of grant, and thereafter in equal installments on a monthly basis over the subsequent three years. The contractual term (expiration) of these share options is seven years from the grant date with a weighted-average exercise price of $0.025.

Equity Incentive Plans

Share Option Plan

We have adopted a share option plan (referred to herein as the Share Option Plan), under which grants of options are made to eligible participants. The purpose of the Share Option Plan is to attract, retain and motivate employees and directors to provide for competitive compensation opportunities, to encourage long term service, to recognize individual contributions and reward achievement of performance goals, and to promote the creation of long term value for our shareholders. In 2024, our Board of Directors approved an amendment to our Share Option Plan to increase the amount of ordinary shares that may be issued pursuant to future option grants under such plan by 999,970 shares. As of December 31, 2024, options with respect to 1,869,547 ordinary shares, having a weighted average exercise price of $3.95 per share, were outstanding under the Share Option Plan.

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

Awards: The number of ordinary shares in respect of which options may be granted under the Share Option Plan will not, when added to the number of ordinary shares which have been or remain to be issued or purchased pursuant to options granted during the immediately preceding 10-year period, exceed 2,202,704 ordinary shares, until otherwise resolved in general meetings of the shareholders. Under the Share Option Plan, equity will be awarded in the form of options. Options will have an exercise price determined by the remuneration committee but will not (unless otherwise determined) be less than the market value of an ordinary share on the day preceding the date of grant. The term of each option will be determined by the remuneration committee, but will not be longer than eight years from the date of grant.

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

C.   Board Practices

Board Composition of Directors

Our Board of Directors is composed of four members. The current members of our Board of Directors were reelected at our annual general meeting of shareholders in 2024 and will serve until our next annual general meeting in 2025.

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

D.   Employees

As of December 31, 2024, we had fifty employees. Thirty-four employees are engaged in research and development activities with the rest providing administrative, business and operations support.

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

A.    Major Shareholders

The following table presents information relating to the beneficial ownership of our ordinary shares as of December 31, 2024:

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

The percentage of beneficial ownership in the table below is based on 62,028,145 ordinary shares outstanding as of February 15, 2025. Options to purchase shares that are exercisable within 60 days are deemed to be beneficially owned by the persons holding these options for the purpose of computing percentage ownership of that person, but are not treated as outstanding for the purpose of computing any other person’s ownership percentage.

As of February 15, 2025, to our knowledge, 4 U.S. record holders held approximately 81.7% of our issued and outstanding ordinary shares. The actual number of shareholders is greater than this number of record holders and includes shareholders who are beneficial owners but whose shares are held in street name by brokers and other nominees. This number of holders of record also does not include shareholders whose shares may be held in trust or by other entities.

Except as otherwise indicated in the table below, addresses of the directors, executive officers and named beneficial owners are in care of GH Research PLC, Joshua Dawson House, Dawson Street, Dublin 2, D02 RY95, Ireland.

Principal Shareholders	Number of Ordinary Shares Beneficially Owned	Percentage of Ordinary Shares Beneficially Owned
5% or Greater Shareholders
BVF(1)	10,400,158	16.8%
RA Capital(2)	6,686,689	10.8%
Lynx1 Capital Management LP(3)	6,353,069	10.2%
Theis Terwey(4)	6,188,070	10.0%
RTW Investments LP(5)	3,327,129	5.4%
Executive Officers and Directors
Velichka Valcheva	*	*
Magnus Halle	*	*
Julie Ryan	*	*
Aaron Cameron	*	*
Florian Schönharting	14,824,419	23.9%
Michael Forer	*	*
Dermot Hanley	*	*
Duncan Moore	*	*
All executive officers and directors as a group (8 persons)	15,080,949	24.3%

*	Represents beneficial ownership of less than 1% of our total outstanding ordinary shares.

(1)
Based solely on the Form 13F Holdings Report filed with the SEC by BVF Inc. on February 14, 2025 and consists of ordinary shares held by Biotechnology Value Fund, L.P. (“BVF”), including ordinary shares held by Biotechnology Value Fund II, L.P. (“BVF2”) and Biotechnology Value Trading Fund OS L.P. (“Trading Fund OS”). BVF (“BVF GP”), as the general partner of BVF, may be deemed to beneficially own the shares beneficially owned by BVF. BVF II GP L.L.C. (“BVF2 GP”), as the general partner of BVF2, may be deemed to beneficially own the shares beneficially owned by BVF2. BVF Partners OS Ltd. (“Partners OS”), as the general partner of Trading Fund OS, may be deemed to beneficially own the shares beneficially owned by Trading Fund OS. BVF GP Holdings L.L.C. (“BVF GPH”), as the sole member of each of BVF GP and BVF2 GP, may be deemed to beneficially own the shares beneficially owned in the aggregate by BVF and BVF2. BVF Partners L.P. (“Partners”), as the general partner of BVF and BVF2, the sole member of Partners OS, and the investment manager of Trading Fund OS, may be deemed to beneficially own the shares beneficially owned in the aggregate by BVF, BVF2 and Trading Fund OS. BVF Inc., as the general partner of Partners, may be deemed to beneficially own the shares beneficially owned by Partners. Mark Lampert, as a director and officer of BVF Inc., may be deemed to beneficially own the shares beneficially owned by BVF Inc. The address of the above persons and entities is 44 Montgomery Street, 40th Floor, San Francisco, CA 94104.

(2)
Based solely on the Form 13F Holdings Report filed with the SEC by RA Capital Management, L.P. (“RA Capital”) on February 14, 2025 and consists of ordinary shares held by RA Capital Healthcare Fund, L.P. (the “Fund”) and RA Capital Nexus Fund II, L.P. (the “Nexus Fund II”). RA Capital Healthcare Fund GP, LLC is the general partner of the Fund and RA Capital Nexus Fund II GP, LLC is the general partner of the Nexus Fund II. The general partner of RA Capital is RA Capital Management GP, LLC, of which Dr. Kolchinsky and Mr. Shah are the controlling persons. RA Capital serves as investment advisor for the Fund and the Nexus Fund II and may be deemed a beneficial owner, for purposes of Section 13(d) of the Exchange Act, of any securities held by the Fund and the Nexus Fund II. The Fund and the Nexus Fund II have delegated to RA Capital the sole power to vote and the sole power to dispose of all securities held in the Fund’s and the Nexus Fund II’s portfolios, including the Company’s ordinary shares. As managers of RA Capital, Dr. Kolchinsky and Mr. Shah may be deemed beneficial owners, for purposes of Section 13(d) of the Exchange Act, of any securities beneficially owned by RA Capital. The address of RA Capital is 200 Berkeley Street, 18th Floor, Boston MA 02116.

(3)
Based solely on the 13G/A filed with the SEC by Lynx1 Capital Management LP (the “Investment Manager”) on February 6, 2025 and consists of ordinary shares held by Lynx1 Master Fund LP (the “Lynx1 Fund”) and a managed account. Mr. Weston Nichols, the sole member of Lynx1 Capital Management GP LLC, the general partner of the Investment Manager, may be deemed a beneficial owner for purposes of Section 13(d) of the Exchange Act with respect to the Ordinary Shares directly held by the Lynx1 Fund and the managed account. The address of the Investment Manager is 151 Calle de San Francisco, Suite 200, PM 1237, San Juan, PR 00901-1607 and the address of Weston Nichols is c/o Lynx1 Capital Management LP, 151 Calle de San Franciso, Suite 200, PMB 1237, San Juan, PR 00901-1607.

(4)	In 2024, Dr. Terwey was succeeded by Dr. Valcheva as Chief Executive Officer.

(5)
Based solely on the Form 13F Holdings Report filed with the SEC by RTW Investments, LP on February 14, 2025 and consists of ordinary shares directly held by certain funds (the “RTW Funds”) to which RTW Investments serves as investment advisor. As a result, RTW Investments may be deemed a beneficial owner of the ordinary shares directly held by the RTW Funds. Dr. Roderick Wong serves as Managing Partner and Chief Investment Officer of RTW Investments, and as a result may also be deemed a beneficial owner of any securities directly held by the RTW Funds. The address of the business office of the above persons and entities is 40 10th Avenue, Floor 7, New York, New York 10014.

B.   Related Party Transactions

The following is a description of related party transactions we have entered into since January 1, 2024, with any members of our Board of Directors, our executive officers and the holders of more than 5% of our ordinary shares, other than compensation arrangements which are described under “Item 6. Directors, Senior Management and Employees.”

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

A.    Consolidated Statements and Other Financial Information

Financial Statements

See “Item 18. Financial Statements,” which contains our financial statements prepared in accordance with IFRS Accounting Standards.

Legal Proceedings

From time to time, we may be a party to litigation or subject to claims incident to the ordinary course of business. Although the results of litigation and claims cannot be predicted with certainty, we currently believe that the final outcome of these ordinary course matters will not have a material adverse effect on our results of operations, cash flows and financial position. Regardless of the outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources and other factors. We were not a party to any material litigation and did not have material contingency reserves established for any liabilities as of December 31, 2024.

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

U.S. Treasury regulations that apply to taxable years beginning on or after December 28, 2021, or the Foreign Tax Credit Regulations, may in some circumstances prohibit a U.S. person from claiming a foreign tax credit with respect to certain non-U.S. taxes that are not creditable under applicable income tax treaties. The U.S. Internal Revenue Service, or the IRS, has released notices which indicated that the U.S. Treasury Department and the IRS are considering amendments to the Foreign Tax Credit Regulations and provide temporary relief from certain of their provisions until such time as the IRS issues a subsequent notice or other guidance withdrawing or modifying the temporary relief (or any later date specified in the relevant notice or guidance). U.S. investors that are not eligible for Treaty benefits should consult their tax advisors regarding the creditability or deductibility of any non-U.S. taxes imposed on them. This discussion does not apply to investors in this special situation. U.S. Holders should consult their tax advisors concerning the U.S. federal, state, local and non-U.S. tax consequences of owning and disposing of ordinary shares in their particular circumstances.

Passive Foreign Investment Company Rules

Under the Code, we will be a PFIC for any taxable year in which, after the application of certain “look-through” rules with respect to our subsidiaries, either (i) 75% or more of our gross income consists of “passive income,” or (ii) 50% or more of the average quarterly value of our assets consists of assets that produce, or are held for the production of, “passive income.” For purposes of the calculations above, we will be treated as if we hold our proportionate share of the assets of, and receive directly our proportionate share of the income of, any other corporation in which we directly or indirectly own at least 25%, by value, of the shares of such corporation. Passive income generally includes dividends, interest, rents, certain non-active royalties, and capital gains. Based on our current operations, income, assets and certain estimates and projections, including as to the relative values of our assets, including goodwill, which is based on the price of our ordinary shares, we believe that we were a PFIC for our 2024 taxable year due to the interest income we recognized (which is passive income for purposes of the PFIC rules) and the fact that we generated no other active income. Additionally, we expect a similar income composition in 2025 and, therefore, we anticipate that we will likely be a PFIC in 2025 and may also be a PFIC in future taxable years. However, because our PFIC status is a factual annual determination that can be made only after the end of the relevant taxable year, our PFIC status for 2025 or any future taxable year is uncertain. If we are a PFIC for any year during which a U.S. Holder holds ordinary shares, we would generally continue to be treated as a PFIC with respect to such holder for all succeeding years during which such holder holds ordinary shares, even if we ceased to meet the threshold requirements for PFIC status, unless the U.S. Holder makes a “deemed sale” election, which would allow the U.S. Holder to eliminate the continuing PFIC status under certain circumstances but would require the U.S. Holder to recognize gain taxed under the general PFIC rules described below. Prospective investors should invest in our ordinary shares only if they are willing to bear the U.S. federal income tax consequences associated with an investment in a PFIC.

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

We will endeavor to provide information necessary for U.S. Holders to make a QEF Election with respect to us for the 2024 taxable year and currently intend to provide such information for any subsequent year if we believe we are a PFIC in such year, but there is no assurance that we will timely provide this information. Moreover, even if we provide this information regarding us and any wholly-owned subsidiaries on a timely basis, we may not be able to furnish this information with respect to a non-wholly-owned Lower-tier PFIC, if any. There is also no assurance that we will have timely knowledge of our status as a PFIC in the future or of the information that a U.S. Holder would need to provide in order to make a valid election.

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

The summary does not constitute tax advice and is intended only as a general guide. The summary is not exhaustive and holders of ordinary shares should consult their own tax advisors about the Irish tax consequences (and the tax consequences under the laws of other relevant jurisdictions) related to the acquisition, ownership and disposal of ordinary shares. The summary applies only to shareholders who will own ordinary shares as capital assets and does not apply to other categories of shareholders, such as dealers in securities, trustees, insurance companies, collective investment schemes and shareholders who have, or who are deemed to have, acquired ordinary shares by virtue of an Irish office or employment (performed or carried on in Ireland) or who are associated entities with respect to GH Research PLC (within the meaning of section 817U of the Taxes Consolidation Act, 1997).

Tax on Chargeable Gains

The current rate of tax on chargeable gains (where applicable) in Ireland is 33%.

A disposal of our ordinary shares by a shareholder who is not resident or ordinarily resident for tax purposes in Ireland will not give rise to Irish tax on any chargeable gain realized on such disposal unless such ordinary shares are used, held, or acquired for the purposes of a trade or business carried on by such shareholder in Ireland through a branch or agency.

A holder of our ordinary shares who is an individual and who is temporarily non-resident in Ireland may, under Irish anti-avoidance legislation, be liable to Irish tax on any chargeable gain realized on a disposal of our ordinary shares during the period in which such individual is non-resident.

Stamp Duty

The rate of stamp duty (where applicable) on transfers of shares of Irish incorporated companies is typically 1% of the price paid or the market value of the shares acquired, whichever is greater. Where Irish stamp duty arises, it is generally a liability of the transferee.

Shares Held Through the Depository Trust Company

A transfer of our ordinary shares effected by means of the transfer of book entry interests through the Depository Trust Company, which is referred to in this Annual Report as “DTC”, will not be subject to Irish stamp duty.

Shares Held Outside of DTC or Transferred Into or Out of DTC

A transfer of our ordinary shares where any party to the transfer holds such shares outside of DTC may be subject to Irish stamp duty. Shareholders wishing to transfer their shares into (or out of) DTC may do so without giving rise to Irish stamp duty provided that:

•	there is no change in the beneficial ownership of such shares as a result of the transfer; and

•	the transfer into (or out of) DTC is not effected in contemplation of a sale of such shares by a beneficial owner to a third party.

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

Irish domestic law provides that a non-Irish resident shareholder is not subject to DWT on dividends received from us if such shareholder is beneficially entitled to the dividend and is either:

•
a person (not being a company) resident for tax purposes in a Relevant Territory (including the United States) and is neither resident nor ordinarily resident in Ireland (Relevant Territories for DWT purposes include the following: Albania, Armenia, Australia, Austria, Bahrain, Belarus, Belgium, Bosnia & Herzegovina, Botswana, Bulgaria, Canada, Chile, China, Croatia, Cyprus, Czech Republic, Denmark, Egypt, Estonia, Ethiopia, Finland, France, Georgia, Germany, Ghana, Greece, Hong Kong, Hungary, Iceland, India, Israel, Italy, Japan, Kazakhstan, Kenya, Korea, Kosovo, Kuwait, Latvia, Lithuania, Liechtenstein, Luxembourg, Macedonia, Malaysia, Malta, Mexico, Moldova, Montenegro, Morocco, Netherlands, New Zealand, Norway, Oman, Pakistan, Panama, Poland, Portugal, Qatar, Romania, Russia, Saudi Arabia, Serbia, Singapore, Slovak Republic, Slovenia, South Africa, Spain, Sweden, Switzerland, Thailand, The Republic Of Turkey, Ukraine, United Arab Emirates, United Kingdom, United States, Uzbekistan, Vietnam and Zambia);

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

CAT is levied at a rate of 33% above certain tax-free thresholds. The appropriate tax-free threshold is dependent upon (i) the relationship between the donor and the donee, and (ii) the aggregation of the values of previous taxable gifts and taxable inheritances received by the donee from persons within the same group threshold. Gifts and inheritances passing between spouses of the same marriage or civil partners of the same civil partnership are exempt from CAT. Children have a tax free threshold of €400,000 in respect of taxable gifts or inheritances received from their parents. Our shareholders should consult their own tax advisors as to whether CAT is creditable or deductible in computing any domestic tax liabilities.

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

For the year ended December 31, 2024, we recognized a foreign exchange gain of $2.1 million, compared to a foreign exchange loss of $2.6 million for the year ended December 31, 2023. The foreign exchange gain was primarily due to the strengthening of the U.S. dollar versus the euro in the year which results in a gain on the translation of the U.S. dollar cash and other financial assets holding of our subsidiary. Movement in foreign exchange rates could positively or negatively impact us and the effect could be material.

We do not believe there is currently a need to enter into specific contracts to reduce the exposure to changes in foreign exchange rates, such as by entering into options or forward contracts. We may in the future consider using options or forward contracts to manage currency transaction exposures.

At December 31, 2024, if the U.S. dollar had weakened / strengthened by 10% against the euro with all other variables held constant, the loss before tax for the year would have been $2.3 million higher / lower compared to $6.4 million higher/lower at December 31, 2023, mainly due to the translation of cash and other financial assets held in U.S. dollar in our subsidiary, GH Research Ireland Limited, whose functional currency is euro.

Credit Risk

Credit risk is the risk that a counterparty will not meet its obligations under a financial instrument or customer contract, leading to a financial loss. We are primarily exposed to credit risk on our cash and cash equivalents, other financial assets and marketable securities. Our cash balance is maintained with well-established, highly rated financial institutions. As of December 31, 2024, the cash balance is held at three banks that have a minimum S&P’s credit rating of A-. As of December 31, 2024, we hold investments in investment grade bonds and in money market funds (“the Portfolio”). These investments are exposed to credit risk in the event of default of the counterparty. We do not invest in equity instruments or derivatives and none of the bonds are individually above 3% of the value of the Portfolio.

Interest Rate Risk

Interest rate risk is the risk of a change in the price of a financial instrument due to fluctuations in interest rates, leading to a financial loss. We are exposed to interest rate risk on our marketable securities. The value of our marketable securities would decrease in the short term in the event of an interest rate increase in alternative investments.

As of December 31, 2024, if interest rates had increased / decreased by 50 basis points, with all other variables held constant, the Group’s total comprehensive loss would have been $0.3 million higher / lower (2023: $0.7 million higher / lower), due to the movement in the fair value of the Group’s marketable securities.

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

A.    Disclosure Controls and Procedures

The Company’s management, with the participation of the Company’s Chief Executive Officer and Vice President, Finance, has evaluated the effectiveness of the Company’s disclosure controls and procedures (as defined in Exchange Act Rule 13a-15(e)) as of December 31, 2024. Based on such evaluations, our Chief Executive Officer and Vice President, Finance, have concluded that these disclosure controls and procedures were effective as of the end of the period covered by this Annual Report. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.

B.    Management’s Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. This rule defines internal control over financial reporting as a process designed by, or under the supervision of, a company's principal executive officer and principal financial officer and effected by the board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS Accounting Standards as adopted by the International Accounting Standards Board (IASB) and includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS Accounting Standards, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2024. This assessment was performed under the direction and supervision of our Chief Executive Officer and our Vice President, Finance, and based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO.

Based on such evaluation, management, including our Chief Executive Officer and Vice President, Finance concluded that, our internal control over financial reporting was effective as of December 31, 2024.

C.    Attestation Report of the Registered Public Accounting Firm

This Annual Report does not include an attestation report of the Company’s registered public accounting firm because we are an emerging growth company under the JOBS Act and as such, we are exempted from such attestation requirement.

D.    Changes in Internal Control Over Financial Reporting

Other than disclosed below, there were no changes to internal control over financial reporting (as defined in Exchange Act Rule 13a-15(f)) during the fiscal year ended December 31, 2024, that would have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Remediation of Previously Reported Material Weaknesses

As previously described in our Annual Report on Form 20-F for the fiscal year ended December 31, 2023, we identified material weaknesses in our internal control over financial reporting. We determined that we lacked a sufficient number of trained professionals with an appropriate level of accounting knowledge, training and experience to:

●	design and maintain formal accounting policies, procedures and controls over the fair presentation of our financial statements; and,

●
design and maintain controls over the preparation and review of account reconciliations, journal entries and financial statements, including maintaining appropriate segregation of duties and controls over information technology systems.

Since our initial public offering in 2021, we completed the following measures to remediate the underlying causes that gave rise to the previously disclosed material weaknesses:

●	hired additional qualified professionals to enhance the depth and competence of our accounting and finance team;
●
designed and implemented business process and information technology controls to ensure appropriate segregation of duties is in place, including periodic monitoring controls to ensure segregation of duties and access remains appropriate;

●
implemented information technology systems, and, designed and implemented information technology general controls to support our internal controls over financial reporting processes and procedures; and,

●
improved the overall oversight and review procedures related to designing and maintaining formal accounting policies and effective financial processes and controls over the fair presentation of financial statements, including the preparation and review of account reconciliations, journal entries and financial statements.

Management has concluded that the actions taken to design and maintain our internal control over financial reporting, as well as the results of our testing over the design and operating effectiveness of these controls, remediated the previously identified material weaknesses as of December 31, 2024.

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

B.    Code Of Ethics

We have adopted a Code of Business Conduct and Ethics, or the Code of Ethics, that is applicable to all of our employees, executive officers and directors. The Code of Ethics is available on our website www.ghres.com. The audit committee of our Board of Directors is responsible for overseeing the Code of Ethics and is required to approve any waivers of the Code of Ethics for employees, executive officers and directors. We expect that any substantive amendments to the Code of Ethics will be disclosed on our website and we will also publicly disclose any waivers for executive officers or directors of its requirements on our website within four business days following such waiver. For the year ended December 31, 2024, we did not grant any waivers of the Code of Ethics for executive officers or directors.

C.   Principal Accountant Fees And Services

For the years ended December 31, 2024 and 2023, PricewaterhouseCoopers, the Irish member firm of PricewaterhouseCoopers International Limited, acted as our independent registered public accounting firm.

“PwC entities” means PricewaterhouseCoopers, the auditor of the Company, as well as all of the foreign entities belonging to the PwC network of individual firms.

The following table summarizes the approximate fees for services rendered by PwC entities for the years ended December 31, 2024 and 2023:

	For the Years Ended
	December 31,
	2024	2023
	(In USD thousands)
Audit fees	717	767
Total Fees	717	767

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

D.   Exemptions From The Listing Standards For Audit Committees

None.

E.    Purchases Of Equity Securities By The Issuer And Affiliated Purchasers

During the year ended December 31, 2024, no purchases of our equity securities were made by or on behalf of GH Research PLC or any “affiliated purchaser” as such term is defined in Rule 10b-18 under the Exchange Act.

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

I.     Disclosure Regarding Foreign Jurisdictions That Prevent Inspections

Not applicable.

J.    Insider Trading Policies

Our Board of Directors has adopted an insider trading policy applicable to our directors, officers, employees, and other covered persons, and have implemented processes for the company, that we believe are reasonably designed to promote compliance with applicable insider trading laws, rules and regulations and Nasdaq listing standards. Our insider trading policy is filed as Exhibit 11.1 to this Annual Report.

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

Management is responsible for identifying, assessing and managing material cybersecurity risks on an ongoing basis. Cybersecurity risk management is under the direction of our co-founder and Managing Director, Ireland who has maintained responsibility for IT and cybersecurity since the establishment of the Company. He is assisted in this role by our IT Director, Finance team, professional IT consultants that we engage from time to time and our third-party IT service provider. Management receives updates and reports from our third-party IT service provider regarding cybersecurity matters on a regular basis. Management provides quarterly updates to the audit committee regarding IT and cybersecurity risks and mitigation strategies in place to address them.

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

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have responded to Item 18 in lieu of this item.

ITEM 18.	FINANCIAL STATEMENTS

Financial Statements are filed as part of this Annual Report, beginning on page F-1.

ITEM 19.	EXHIBITS

The following documents are filed as part of this Annual Report.

EXHIBIT INDEX

Incorporation by Reference
Exhibit No.	Description	Form	File No.	Exhibit No.	Filing Date
1.1	Constitution of GH Research PLC	20-F	001-40530	1.1	March 9, 2023
2.1*	Description of Securities
4.1§*	GH Research PLC Share Option Plan, as amended November 24, 2024
8.1	List of subsidiaries	F-1	333-256796	21.1	June 4, 2021
11.1*	Insider Trading Policy
12.1*	Certification of Principal Executive Officer Pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification of Principal Financial Officer Pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1*	Certification of Principal Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2*	Certification of Principal Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of Independent Registered Public Accounting Firm
97.1*	Policy for the Recovery of Erroneously Awarded Compensation
101.INS	Inline XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*	Filed herewith.

§	Management contract, compensatory plan or arrangement.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

GH Research PLC

Date:	February 27, 2025	By:	/s/ Velichka Valcheva
			Name:	Velichka Valcheva
			Title:	Chief Executive Officer

By:	/s/ Julie Ryan
	Name:	Julie Ryan
	Title:	Vice President, Finance

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of GH Research PLC

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of GH Research PLC and its subsidiary (the “Company”) as of December 31, 2024 and 2023, and the related consolidated statements of comprehensive income, changes in equity, and cash flows for each of the three years in the period ended December 31, 2024, including the related notes (collectively referred to as the “consolidated financial statements”).  In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024 in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board.

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

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB.  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting.  Accordingly, we express no such opinion.

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

PricewaterhouseCoopers

Dublin, Ireland
February 27, 2025

We have served as the Company’s auditor since 2021.

GH RESEARCH PLC
Consolidated statement of comprehensive loss

		Year ended December 31,
		2024	2023	2022
	Note	$’000	$’000	$’000
Operating expenses
Research and development	3	(35,016)	(29,821)	(20,484)
General and administration	3	(15,296)	(11,401)	(10,070)
Loss from operations		(50,312)	(41,222)	(30,554)

Finance income	5	9,873	8,978	1,166
Finance expense	5	(717)	(723)	(123)
Movement of expected credit loss	10	66	1	(121)
Foreign exchange gain/(loss)	18	2,129	(2,621)	7,176
Total other income		11,351	5,635	8,098

Loss before tax		(38,961)	(35,587)	(22,456)
Tax charge/(credit)	6	—	—	—
Loss for the year		(38,961)	(35,587)	(22,456)

Other comprehensive (expense)/income
Items that may be reclassified to profit or loss
Fair value movement on marketable securities	10	(173)	(95)	558
Currency translation adjustment		(2,054)	2,528	(7,132)
Total comprehensive loss for the year		(41,188)	(33,154)	(29,030)

Attributable to owners:
Loss for the year		(38,961)	(35,587)	(22,456)
Total comprehensive loss for the year		(41,188)	(33,154)	(29,030)

Loss per share
Basic and diluted loss per share (in USD)	20	(0.75)	(0.68)	(0.43)

The accompanying notes to the consolidated financial statements are an integral part of these consolidated financial statements.

GH RESEARCH PLC
Consolidated statement of financial position

		At December 31,
		2024	2023
	Note	$’000	$’000
ASSETS
Current assets
Cash and cash equivalents	8	100,791	78,420
Other financial assets	8	19,387	55,615
Marketable securities	10	29,146	27,525
Other current assets	9	4,901	2,529
Total current assets		154,225	164,089
Non-current assets
Marketable securities	10	33,300	61,142
Property, plant and equipment	11	748	1,069
Total non-current assets		34,048	62,211
Total assets		188,273	226,300

LIABILITIES AND EQUITY
Current liabilities
Trade payables	12	3,741	3,490
Lease liability	14	255	343
Other current liabilities	13	4,957	2,868
Total current liabilities		8,953	6,701
Non-current liabilities
Lease liability	14	369	631
Total non-current liabilities		369	631
Total liabilities		9,322	7,332

Equity attributable to owners
Share capital	15	1,301	1,301
Additional paid-in capital	15	291,463	291,463
Other reserves	15	5,194	4,651
Foreign currency translation reserve	15	(12,561)	(10,507)
Accumulated deficit		(106,446)	(67,940)
Total equity		178,951	218,968
Total liabilities and equity		188,273	226,300

The accompanying notes to the consolidated financial statements are an integral part of these consolidated financial statements.

GH RESEARCH PLC
Consolidated statement of changes in equity

	Attributable to owners
	Share capital	Additional paid-in capital	Other reserves	Foreign currency translation reserve	Accumulated deficit	Total
	$’000	$’000	$’000	$’000	$’000	$’000
	Note 15	Note 15	Note 15	Note 15
At January 1, 2022	1,301	291,448	366	(5,903)	(10,037)	277,175
Loss for the year	—	—	—	—	(22,456)	(22,456)
Other comprehensive income/(loss)	—	—	558	(7,132)	—	(6,574)
Total comprehensive income/(loss) for the year	—	—	558	(7,132)	(22,456)	(29,030)
Share-based compensation expense	—	—	1,671	—	—	1,671
Total transactions with owners	—	—	1,671	—	—	1,671
At December 31, 2022	1,301	291,448	2,595	(13,035)	(32,493)	249,816

At January 1, 2023	1,301	291,448	2,595	(13,035)	(32,493)	249,816
Loss for the year	—	—	—	—	(35,587)	(35,587)
Other comprehensive (loss)/income	—	—	(95)	2,528	—	2,433
Total comprehensive (loss)/income for the year	—	—	(95)	2,528	(35,587)	(33,154)
Share-based compensation expense	—	—	2,291	—	—	2,291
Share option exercises	—	15	(140)	—	140	15
Total transactions with owners	—	15	2,151	—	140	2,306
At December 31, 2023	1,301	291,463	4,651	(10,507)	(67,940)	218,968

At January 1, 2024	1,301	291,463	4,651	(10,507)	(67,940)	218,968
Loss for the year	—	—	—	—	(38,961)	(38,961)
Other comprehensive loss	—	—	(173)	(2,054)	—	(2,227)
Total comprehensive loss for the year	—	—	(173)	(2,054)	(38,961)	(41,188)
Share-based compensation expense	—	—	1,171	—	—	1,171
Transfer of share options	—	—	(455)	—	455	—
Total transactions with owners	—	—	716	—	455	1,171
At December 31, 2024	1,301	291,463	5,194	(12,561)	(106,446)	178,951

The accompanying notes to the consolidated financial statements are an integral part of these consolidated financial statements.

GH RESEARCH PLC
Consolidated statement of cash flows

		Year ended December 31,
		2024	2023	2022
	Note	$’000	$’000	$’000
Cash flows from operating activities
Loss for the year		(38,961)	(35,587)	(22,456)
Depreciation	11	315	315	47
Share-based compensation expense	17	1,171	2,291	1,671
Finance income	5	(9,873)	(8,978)	(1,166)
Finance expense	5	717	723	123
Movement of expected credit loss	10	(66)	(1)	121
Foreign exchange (gain)/loss	18	(2,129)	2,621	(7,176)
Movement in working capital		188	1,645	2,159
Cash flows used in operating activities		(48,638)	(36,971)	(26,677)
Finance expense paid		(723)	(648)	(22)
Finance income received		7,076	4,283	500
Net cash used in operating activities		(42,285)	(33,336)	(26,199)

Cash flows from/(used in) investing activities
Purchase of property, plant and equipment	11	(49)	(100)	(67)
Purchase of marketable securities	10	—	—	(84,621)
Purchase of other financial assets	8	—	(54,000)	—
Proceeds from sale of other financial asset	8	38,000	—	—
Proceeds from redemptions and disposals of marketable securities	10	27,184	—	—
Cash flows from/(used in) investing activities		65,135	(54,100)	(84,688)

Cash flows used in financing activities
Payment of lease liability	14	(304)	(219)	—
Proceeds from share issuances	15	—	15	—
Net cash flows used in financing activities		(304)	(204)	—

Net increase/(decrease) in cash and cash equivalents		22,546	(87,640)	(110,887)
Cash and cash equivalents at the beginning of the year		78,420	165,955	276,776
Impact of foreign exchange on cash and cash equivalents		(175)	105	66
Cash and cash equivalents at the end of the year		100,791	78,420	165,955

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

The Group is a clinical-stage biopharmaceutical company dedicated to transforming the lives of patients by developing a practice-changing treatment in depression. Its initial focus is on developing the novel and proprietary mebufotenin therapies for the treatment of patients with Treatment Resistant Depression, or TRD. Its portfolio currently includes GH001, a proprietary inhalable mebufotenin product candidate and GH002, a proprietary intravenous mebufotenin product candidate.

These consolidated financial statements were presented to the Board of Directors and approved by them for issue on February 27, 2025.

2. Basis of preparation, significant judgments, and accounting policies

Basis of preparation

Compliance with IFRS Accounting Standards

The consolidated financial statements for the year ended December 31, 2024, have been prepared in accordance with IFRS Accounting Standards as adopted by the International Accounting Standards Board (“IASB”). These consolidated financial statements are presented in U.S. dollar (“USD” or “$”), which is the Company’s functional currency and the Group’s presentation currency. The financial statements have been prepared under the historical cost convention aside from the measurement at fair value of all investments in money market funds and marketable securities and the measurement of share-based payments at initial date of award.

The financial information presented in this report does not represent full statutory accounts as defined by the Companies Act 2014. The statutory accounts of GH Research PLC for the year ended December 31, 2024, are expected to be filed with the Companies Registration Office by November 26, 2025.

New and amended IFRS Accounting Standards

There are no new IFRS Accounting Standards, amendments to standards or interpretations that are mandatory for the financial year beginning on January 1, 2024, that are relevant to the Group and that have had any material impact on the consolidated financial statements. The review of the impact of new standards on the Group’s financial statements which are not yet effective and which have not been early adopted by the Group is ongoing. This includes the recently issued IFRS 18 “Presentation and Disclosure in Financial Statements”.

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

Since its incorporation, the Group has funded its growth through capital increases. The Group has no bank loans or other debt outstanding, except lease liabilities, as of December 31, 2024. As a result, the Group is not exposed to liquidity risk through requests for early repayment of loans.

As of December 31, 2024, the Group’s cash and cash equivalents amounted to $100.8 million (December 31, 2023: $78.4 million). The Group also held marketable securities of $62.4 million and other financial assets of $19.4 million as of December 31, 2024 (December 31, 2023: marketable securities of $88.7 million and other financial assets of $55.6 million). The Group’s marketable securities are quoted in active markets and are an additional source of liquidity.

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

Deferred tax balances and the valuation of tax operating losses

During the period from incorporation of GH Research Ireland Limited to December 31, 2024, the Group has incurred losses, which are a potential benefit in the event that the Group reports a taxable profit in the future. In preparing these financial statements, the Group has assessed that the likelihood of a taxable profit is currently not sufficiently certain for these potential benefits to be recognized as a deferred tax asset. This assessment is based on the status of the research into the Group’s principal investigational product and the significant challenges that remain before operating profits can be assured (refer to note 7, “Deferred income taxes”).

Research and development tax credits
As a Group, we carry out extensive research and development activities and have assessed whether those activities qualify for a credit under the Irish research and development tax legislation. Qualifying expenditures largely comprise employment costs for research staff for which an estimate of time spent directly or indirectly supporting the pursuit of research and development activities is made, consumables and outsourced contract research organization costs. Judgment is made by management in determining the expenditure which is considered qualifying.

Based on that analysis, claims for research and development tax credits have been filed by the Group for the year ended December 31, 2023, 2022 and 2021. A claim for research and development tax credits for the year ended December 31, 2024, has not yet been submitted. During the year ended December 31, 2024, $2.6 million relating to the research and development tax credit has been recognized (2023: $0.1 million). Included in this amount is an estimate relating to a component of the claim for the year ended December 31, 2024. The remaining components of this claim have not been recognized at December 31, 2024, as reasonable assurance has not been achieved at this time.

A portion of the research and development tax credit claimed remains unrecognized at December 31, 2024, as management has assessed that some uncertainty remains and therefore, reasonable assurance has not been achieved. Reasonable assurance is achieved using internal experience, judgment and assistance from our professional advisors. If the portion of the research and development tax credit which remains unrecognized at December 31, 2024, increased or decreased by 5%, this would not have a material impact on the financial statements.

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

Leases and right-of-use assets

The Group recognizes a right-of-use (“ROU”) asset and a corresponding lease liability for all arrangements in which it is a lessee, except for leases with a term of 12 months or less (short-term leases) and low-value leases. Under IFRS 16, the Group recognizes a ROU asset and a lease liability at the lease commencement date at the present value of the future lease payments, discounted at the Group’s incremental borrowing rate. The ROU asset is subsequently depreciated using the straight-line method over the lease term within depreciation expenses and an interest expense on lease liabilities is recognized within finance expense in the Group’s consolidated statement of comprehensive loss. The interest expense is calculated based on the incremental borrowing rate of the Group.

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

Research expenditure is recognized as an expense in the year in which it is incurred. Internal development expenditure is capitalized only if it meets the recognition criteria of IAS 38 “Intangible Assets”. Where regulatory and other uncertainties are such that the criteria are not met, the expenditure is recognized in the statement of comprehensive loss. When certain criteria are met, the Group may capitalize and amortize on a straight-line basis over its estimated useful life, internal development expenditures. To date, the Group has not capitalized any R&D expenses.

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

3. Expenses by nature

The following table provides the consolidated statement of comprehensive loss classification of our expense by nature:

	Year ended December 31,
	2024	2023	2022
	$’000	$’000	$’000
Research and development
External research and development expenses	27,562	22,777	16,019
Employee expenses (1) (3)	7,216	6,771	4,119
Depreciation	21	35	33
Other expenses	217	238	313
Total research and development expenses	35,016	29,821	20,484

General and administrative
External costs	10,182	7,692	7,785
Employee expenses (2) (3)	4,820	3,429	2,271
Depreciation	294	280	14
Total general and administrative expenses	15,296	11,401	10,070
Total operating expenses	50,312	41,222	30,554

(1) Included in employee expenses is share-based compensation expense of $0.5 million, $1.4 million and $1.0 million for the years ended December 31, 2024, 2023 and 2022, respectively, relating to employees in the research and development department.

(2) Included in employee expenses is share-based compensation expense of $0.7 million, $0.9 million and $0.7 million for the years ended December 31, 2024, 2023 and 2022, respectively, relating to employees in the general and administrative department.

(3) Includes termination expenses incurred in the year ended December 31, 2024.

4. Employee expenses

	Year ended December 31,
	2024	2023	2022
	$’000	$’000	$’000
Salary and related expenses	10,025	7,219	4,337
Social security costs	840	690	382
Share based compensation expense	1,171	2,291	1,671
	12,036	10,200	6,390

Information relating to the Share Option Plan is set out in note 17 “Share-based compensation”. During the year ended December 31, 2024, $0.3 million was recognized as an expense relating to defined contribution pension plans (2023: $0.1 million, 2022: $0.04 million).

5. Finance income and expense

	Year ended December 31,
	2024	2023	2022
	$’000	$’000	$’000
Finance income
Finance income on cash, cash equivalents and other financial assets	2,628	1,890	—
Gain on cash equivalents and other financial assets at FVTPL	3,598	2,950	308
Interest income under effective interest rate method at FVOCI	3,647	4,138	858
Finance income	9,873	8,978	1,166

Finance expense
Finance expense on investments	(669)	(660)	(123)
Finance expense on lease liability	(48)	(63)	—
Finance expense	(717)	(723)	(123)

6. Income tax

The Group’s expected tax charge/(credit) of $nil for each year is based on the applicable tax rate in Ireland and reconciles to the actual tax charge/(credit) as follows:

	Year ended December 31,
	2024	2023	2022
	$’000	$’000	$’000
Loss before tax	38,961	35,587	22,456
Tax credit calculated at the domestic tax rate 12.5%	(4,870)	(4,448)	(2,807)
Tax effects of:
Losses for which no deferred tax asset was recognized	4,027	4,200	2,625
Income taxable at a higher rate of tax	1,594	118	—
Other permanent differences	(751)	130	182
Tax charge/(credit)	—	—	—

7. Deferred income taxes

At December 31, 2024, the Group had unused tax losses of $102.8 million (2023: $65.0 million). Deferred tax assets have not been recognized in respect of these losses because it is not sufficiently certain that the Group will generate sufficient taxable profits to be able to utilize these loss carry-forwards.

The Group held investments in money market funds and marketable securities during the year ended December 31, 2024. The Group’s net deferred tax position as of December 31, 2024, was $nil. A deferred tax liability of $1.1 million (2023: $nil) has been recognised in respect of potential future liabilities arising on realisation of these investments. Offsetting this deferred tax liability, was a deferred tax asset of $1.1 million (2023: $nil) in respect of losses that can be used against potential future liabilities arising on realisation of these investments.

8. Cash and cash equivalents

	Year ended December 31,
	2024	2023
	$’000	$’000
Cash at bank and in hand	28,577	41,390
Cash equivalents	72,214	37,030
	100,791	78,420

Cash equivalents comprise an investment in a money market fund which is held at fair value through profit and loss. The fair value of cash equivalents is calculated by multiplying the net asset value per unit by the investment held at the reporting date.

During the year ended December 31, 2023, an investment of $54.0 million was made in a money market fund. This investment has been classified as other financial assets, as the cash flows from these funds do not represent solely payments of principal and interest. During the year ended December 31, 2024, proceeds of $38.0 million were received from the sale of a portion of other financial assets which were used to fund operating activities of the Group.

9. Other current assets

	Year ended December 31,
	2024	2023
	$’000	$’000
Prepaid expenses	3,169	2,232
VAT receivable	150	178
Other receivables	1,582	119
	4,901	2,529

At December 31, 2024, other receivables primarily represents research and development tax receivable.

10. Marketable securities

	Year ended December 31,
	2024	2023
Fair value	$’000	$’000
At January 1	88,667	85,724
Accrued interest	3,647	4,138
Interest received	(974)	(1,101)
Redemptions and disposals of marketable securities	(28,787)	—
Revaluation adjustment	(107)	(94)
At December 31	62,446	88,667

Marketable securities had a fair value of $62.4 million at December 31, 2024 (2023: $88.7 million). During the year ended December 31, 2024, proceeds of $28.8 million were received from the redemption and disposal of marketable securities, which includes accrued interest. The impairment loss allowance for expected credit loss (“ECL”) at the reporting date was $0.1 million (2023 $0.1 million). The overall movement through OCI is shown in the table below.

	Year ended December 31,
	2024	2023	2022
	$’000	$’000	$’000
Revaluation adjustments	(107)	(94)	437
Movement of ECL on assets measured at FVOCI	(66)	(1)	121
Movement on marketable securities through OCI	(173)	(95)	558

Marketable securities at FVOCI have stated interest rates of 0.25% to 3.35% (2023: 0.25% to 3.75%) and mature at varying dates within the next three years.

11. Property, plant and equipment

	Computer Equipment $’000	Office Equipment $’000	Medical Devices $’000	ROU Assets $’000	Total $’000
Cost
At January 1, 2023	119	8	36	—	163
Additions	90	10	—	1,179	1,279
Exchange difference	(1)	(2)	—	19	16
At December 31, 2023	208	16	36	1,198	1,458

Accumulated Depreciation
At January 1, 2023	37	3	26	—	66
Charge for the year	54	5	9	247	315
Exchange difference	2	—	1	5	8
At December 31, 2023	93	8	36	252	389

Net Book Amount
At December 31, 2023	115	8	—	946	1,069

Cost
At January 1, 2024	208	16	36	1,198	1,458
Additions	49	—	—	—	49
Exchange difference	(15)	(1)	(2)	(72)	(90)
At December 31, 2024	242	15	34	1,126	1,417

Accumulated Depreciation
At January 1, 2024	93	8	36	252	389
Charge for the year	63	5	—	247	315
Exchange difference	(8)	—	(2)	(25)	(35)
At December 31, 2024	148	13	34	474	669

Net Book Amount
At December 31, 2024	94	2	—	652	748

Depreciation expense of $21 thousand (2023: $35 thousand, 2022: $33 thousand) has been charged in research and development expenses and $0.3 million (2023: $0.3 million, 2022: $14 thousand) in general and administration expenses.

12. Trade payables

Trade payables primarily represents amounts incurred for the provision of manufacturing, research and consulting services and legal and professional fees, which are outstanding at the end of the year. Trade payables are due to be settled at different times within 12 months.

13. Other current liabilities

	Year ended December 31,
	2024	2023
	$’000	$’000
Accruals	3,868	2,325
Social security payable	385	340
Other liabilities	704	203
	4,957	2,868

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

At December 31, 2024, the Group’s lease liability was $0.6 million (2023: $1.0 million). Interest expense of $48 thousand was recognized on lease liabilities in the year ended December 31, 2024 (2023: $0.1 million). The following table sets out the maturity analysis of lease payments, on an undiscounted basis.

	Year ended December 31,
	2024	2023
	$’000	$’000
Less than one year	271	360
One to two years	271	288
Two to three years	135	288
Three to four years	-	144
Total undiscounted lease payable	677	1,080

Lease expenses for short-term leases were $29 thousand for the year ended December 31, 2024 (2023: $0.1 million, 2022: $0.1 million).

15. Share capital and reserves

Share capital

Issued and fully paid shares:

	Number of outstanding shares	Share capital	Additional paid-in capital
		$’000	$’000
At December 31, 2022	52,020,849	1,301	291,448
Share option exercises (Note 17)	7,296	—	15
At December 31, 2023	52,028,145	1,301	291,463
At December 31, 2024	52,028,145	1,301	291,463

The authorized share capital of GH Research PLC is 40,000,000,000 ordinary shares of nominal value $0.025 each as of December 31, 2024.

Dividend

No dividends were declared or paid during the year (2023: $nil; 2022: $nil).

Reserves

Other reserves of $5.2 million as of December 31, 2024 (2023: $4.7 million) comprises amounts expensed in the consolidated statement of comprehensive loss in connection with awards made under the Share Option Plan (see note 17, “Share-based compensation”) and fair value movement on marketable securities (see note 10, “Marketable securities”).

Foreign currency translation reserve of $12.6 million as of December 31, 2024 (2023: $10.5 million) consists of the cumulative currency translation adjustment in respect of GH Research Ireland Limited whose functional currency is euro. The translation adjustments arise from the retranslation of the results of such operations from the average exchange rate for the year to the exchange rate at the statement of financial position date as well as the retranslation of the subsidiary’s applicable assets and liabilities.

16. Contingencies

As of December 31, 2024, there were no material contingencies which required adjustment to or disclosure in the Group’s financial statements (2023: none).

17. Share-based compensation

Share Options

In June 2021, the Company adopted a share option plan referred to herein as the Share Option Plan under which grants of options are made to eligible participants. The Company initially reserved 1,202,734 ordinary shares for future issuance under the Share Option Plan, which includes ordinary shares pursuant to share-based equity awards issued to date. As of December 31, 2024, the total number of ordinary shares which may be issued under the Share Option Plan was 2,202,704 and the Company has 325,861 ordinary shares available for the future issuance of share-based equity awards (2023: 404,718 shares, 2022: 741,138 shares).

Under the Share Option Plan, the options may be settled only in ordinary shares of the Company. Therefore, the grants of share options under the Share Option Plan have been accounted for as equity-settled under IFRS 2. As such, the Company records a charge for the vested portion of award grants and for partially earned but non-vested portion of award grants.

During the year ended December 31, 2024, the Company granted the option to purchase 1,320,120 ordinary shares (2023: 440,719 shares, 2022: 304,409 shares), respectively, which were in line with the general terms of the Share Option Plan. The terms of the 1,320,120 share options granted during the year ended December 31, 2024, are described below:

•
187,000 share options were granted which vest 25% on the first anniversary of the date of grant, and thereafter evenly on a monthly basis over the subsequent three years and are subject to a two-year service condition. The contractual term (expiration) of these share options is eight years from the grant date with an exercise price of the closing market price on the day prior to the grant.

•
33,120 share options were granted which vested on the date of grant and are subject to a two-year service condition. The contractual term (expiration) of these share options is seven years from the grant date with an exercise price of $0.025.

•
1,100,000 share options were granted which vest 25% on the first anniversary of the date of grant, and thereafter evenly on a monthly basis over the subsequent three years. The contractual term (expiration) of these share options is seven years from the grant date with an exercise price of $0.025.

During the year ended December 31, 2024, 241,293 share options (2023: 104,299 share options, 2022: nil) were forfeited. No share options were exercised during the year ended December 31, 2024. During the year ended December 31, 2023, the weighted average share price of share options exercised was $9.90.

The following table summarizes the share option awards outstanding as of December 31, 2024, 2023 and 2022:

	Average exercise price per share in USD	Number of awards	Weighted average remaining life in years
At December 31, 2021	15.80	157,187	7.62
Granted	14.10	304,409	7.41
At December 31, 2022	15.32	461,596	7.14
Granted	5.41	440,719	7.05
Forfeited	12.02	(104,299)	6.77
Exercised	2.05	(7,296)	5.74
At December 31, 2023	10.35	790,720	6.57
Granted	1.37	1,320,120	6.98
Forfeited	10.85	(241,293)	6.05
At December 31, 2024(1)	3.95	1,869,547	6.56

(1) 213,243 of the awards outstanding as of December 31, 2024 were exercisable (2023: 112,244, 2022: nil).

The weighted average grant date fair value of awards granted during the year ended December 31, 2024 was $8.70 (2023: $7.72, 2022: $9.92) per award.
The fair values of the options granted were determined on the date of the grant using the Black-Scholes option-pricing model. The Company used an independent valuation firm to assist in calculating the fair value of the award grants per participant.

The fair values of the options granted during the years ended December 31, 2024, 2023 and 2022 were determined on the date of the grant using the following assumptions:

	Year ended December 31, 2024	Year ended December 31, 2023	Year ended December 31, 2022
Share price, in USD	5.80 – 14.81	5.32 – 13.15	9.46 – 19.42
Strike price, in USD (weighted average)	1.37	5.41	14.10
Expected volatility	85% - 94%	83% - 88%	87% - 92%
Award life (weighted average)	5.55	5.6	6
Expected dividends	—	—	—
Risk-free interest rate	3.54% - 4.52%	3.50% - 4.77%	1.74% - 3.69%

The expected volatility was based on selected volatility determined by median values observed among other comparable public companies.

The award life is based on the time interval between the date of grant and the date during the life of the share option after which, when making the grant, the Company expected on average that participants would exercise their options.

As of December 31, 2024, Other Reserves within equity includes $4.9 million (December 31, 2023, $4.2 million) relating to the Group’s Share Option Plan. Balances which relate to forfeited awards which had previously vested are transferred from Other Reserves to Accumulated Deficit. The amount of expense for all awards recognized for services received during the year ended December 31, 2024 was $1.2 million (2023: $2.3 million, 2022: $1.7 million).

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

Foreign exchange risk

The Group operates internationally and is exposed to foreign exchange risk arising from various currency exposures, primarily with respect to the U.S. dollar, euro and pounds sterling. Transaction exposure arises because the amount of local currency paid or received in transactions denominated in foreign currencies may vary due to changes in exchange rates. Foreign exchange risk arises from:

●	forecast expenses denominated in a currency other than the entity’s functional currency; and
●	recognized assets and liabilities denominated in a currency other than the entity’s functional currency.

The Group’s cash, cash equivalents and other financial assets are denominated in the following currencies:

	2024	2024	2023	2023
	Local Currency ‘000	$’000	Local Currency ‘000	$’000
In USD	119,363	119,363	133,816	133,816
In Euro	723	752	187	207
In GBP	50	63	10	12
		120,178		134,035

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

For the year ended December 31, 2024, the Group recognized a foreign exchange gain of $2.1 million (2023: loss of $2.6 million, 2022: gain of $7.2 million). The foreign exchange gain primarily relates to the U.S. dollar cash and other financial assets holding of its subsidiary and the associated strengthening of the U.S. dollar compared to euro during the year. Movement in foreign exchange rates could positively or negatively affect the Group and the effect could be material. These foreign exchange movements are largely offset by related movements within Other Comprehensive Income.
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

At December 31, 2024, if the U.S. dollar had weakened / strengthened by 10% against the euro with all other variables held constant, the loss before tax for the year would have been $2.3 million higher / lower (2023: $6.4 million higher / lower), mainly related to the translation of cash and other financial assets held in U.S. dollar in the Company’s subsidiary, GH Research Ireland Limited, whose functional currency is euro as explained in note 2, “Basis of preparation, significant judgments, and accounting policies”. This would be offset by an equivalent amount within Other Comprehensive Income.

Credit risk

The Group is exposed to credit risk on our cash, cash equivalents, other financial assets and marketable securities. The Group’s cash balance is maintained with well established, highly rated financial institutions. As of December 31, 2024, the cash balance is held at three banks that have a minimum S&P’s credit rating of A-. At December 31, 2024, the amount reflected in the statement of financial position for cash and cash equivalents represents the Group’s maximum exposure to credit risk for these instruments.

At December 31, 2024, the Group holds investments in investment grade bonds and in money market funds (“the Portfolio”). These investments are exposed to credit risk in the event of default of the counterparty. The Group does not invest in equity instruments or derivatives and none of the bonds are individually above 3% of the value of the Portfolio.

The Group’s marketable securities, measured at FVOCI, are subject to the expected credit loss model. The Group provides for expected credit losses as prescribed by IFRS 9 for its assets held at FVOCI. The expected credit loss model under IFRS 9 requires the calculation of “12 month expected credit losses” for financial assets. Those are the losses based on defaults which are possible within 12 months of the reporting date. This is required unless the asset is not considered to be of low credit risk at the reporting date and is deemed to have had a significant increase in credit risk since initial recognition. If that is the case, lifetime expected credit losses should be recorded. Management considers low credit risk for existing marketable securities to be an investment grade credit rating with at least one major rating agency. Assets held at FVOCI are considered to have low credit risk when they have a low risk of default and the issuer has a strong capacity to meet its contractual cash flow obligations in the short term. The Group’s current policy is to invest primarily in investment grade securities. After a downgrade, compliance with this restriction is restored in a timely manner. The credit risk for the Group’s marketable securities is considered to be low as of December 31, 2024. The impairment allowance recognized during the period was calculated based on 12 month expected credit losses and reconciles to the opening impairment allowance as follows:

	Year ended December 31,
	2024	2023
	$’000	$’000
Opening impairment allowance	120	121
Movement in impairment allowance during the year	(66)	(1)
Closing impairment allowance	54	120

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
As of December 31, 2024, if interest rates had increased / decreased by 50 basis points, with all other variables held constant, the Group’s total comprehensive loss would have been $0.3 million higher / lower (2023: $0.7 million higher / lower), due to the movement in the fair value of the Group’s marketable securities.
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

	Carrying amount
	2024	2024	2023	2023
	FVOCI $’000	FVTPL $’000	FVOCI $’000	FVTPL $’000
Financial assets measured at fair value
Marketable securities	62,446	—	88,667	—
Cash equivalents	—	72,214	—	37,030
Other financial assets	—	19,387	—	55,615
	62,446	91,601	88,667	92,645

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

During the year ended December 31, 2024, GH Research PLC granted the option to purchase 1,043,120 ordinary shares to key management.

●
60,000 share options were granted which vest 25% on the first anniversary of the date of grant, and thereafter evenly on a monthly basis over the subsequent three years and are subject to a two-year service condition. The contractual term (expiration) of these share options is eight years from the grant date with an exercise price of the closing market price on the day prior to the grant.

●
33,120 share options were granted which vested on the date of grant and are subject to a two-year service condition. The contractual term (expiration) of these share options is seven years from the grant date with an exercise price of $0.025.

●
950,000 share options were granted which vest 25% on the first anniversary of the date of grant, and thereafter evenly on a monthly basis over the subsequent three years. The contractual term (expiration) of these share options is seven years from the grant date with an exercise price of $0.025.

For further information, see Note 17 “Share-based compensation”.

Key Management Compensation
Key management are those persons who have the authority and responsibility for planning, directing and controlling the activities of the Group. Key management is comprised of executive officers and the Board of Directors who served during the reporting period.

	Year ended December 31,
	2024	2023	2022
	$’000	$’000	$’000
Salary and related expenses	1,870	1,421	893
Pension contributions	61	—	—
Shared-based compensation expense	1,227	590	338
Other compensation	260	—	—
	3,418	2,011	1,231

20. Loss per share

The basic loss per share is calculated by dividing the loss for the year attributable to shareholders by the weighted average number of shares in issue during the financial year as follows:

	Year ended December 31,
	2024	2023	2022
Loss attributable to shareholders (in $’000)	(38,961)	(35,587)	(22,456)
Weighted average number of shares in issue	52,028,145	52,022,588	52,020,849
Basic and diluted loss per share (in USD)	(0.75)	(0.68)	(0.43)

For the years ended December 31, 2024, 2023 and 2022, basic and diluted loss per share are calculated on the weighted average number of shares issued and outstanding and exclude shares to be issued under the Share Option Plan, as the effect of including those shares would be anti-dilutive.

21. Events after the reporting date

In 2025, the Group received net cash proceeds of $139.8 million from a public offering of ordinary shares.

There were no other events after the reporting date requiring disclosure in the Group’s consolidated financial statements.