Form 20-F/A
period 2024-12-31
GH Research PLC
filed 2025-07-29
CIK 1855129

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
Yes ☐          No ☒

EXPLANATORY NOTE

GH Research PLC (the “Company”) is filing this Amendment No. 1 (“Amendment No. 1”) to the Annual Report on Form 20-F for the year ended December 31, 2024 (the “Original Form 20-F”), as filed with the United States Securities and Exchange Commission (the “SEC”) on February 27, 2025 (the “Original Filing Date”), to address the fact that the report of the independent registered public accounting firm (the “Auditor Report”) inadvertently omitted the conformed signature of the Company’s independent auditor, and to address a typographical error included in the as filed Auditor Report. A manually signed version of the Auditor Report was received by Company from PricewaterhouseCoopers prior to the original filing.

This Amendment No. 1 is being filed solely to address the points as set out above and in keeping with the requirements of Rule 2-02 of Regulation S-X promulgated by the SEC and to provide the correct Auditor Report. This Amendment No. 1 speaks as of the Original Filing Date, or February 27, 2025. Except as required to reflect the amendment, this Amendment No. 1 does not amend, update or restate any of the information previously included in the Original Form 20-F, nor does this Amendment No. 1 reflect any event that has occurred after the date of the Original Form 20-F.

Accordingly, this Amendment No. 1 should be read in conjunction with the Original Form 20-F and the Company’s other filings with the SEC subsequent to February 27, 2025.

Pursuant to Rule 12b-15 under the Securities Exchange Act of 1934 (the “Exchange Act”), this Amendment No. 1 also includes as exhibits the certifications of the Chief Executive Officer and Chief Financial Officer of the Company pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act of 2002.

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

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have responded to Item 18 in lieu of this item.

ITEM 18.	FINANCIAL STATEMENTS

Financial Statements are filed as part of this Annual Report, beginning on page F-1.

ITEM 19.	EXHIBITS

The following documents are filed as part of this Annual Report.

EXHIBIT INDEX

Incorporation by Reference
Exhibit No.	Description	Form	File No.	Exhibit No.	Filing Date
1.1	Constitution of GH Research PLC	20-F	001-40530	1.1	March 9, 2023
2.1**	Description of Securities	20-F	001-40530	2.1	February 27, 2025
4.1§**	GH Research PLC Share Option Plan, as amended November 24, 2024	20-F	001-40530	4.1	February 27, 2025
8.1	List of subsidiaries	F-1	333-256796	21.1	June 4, 2021
11.1**	Insider Trading Policy	20-F	001-40530	11.1	February 27, 2025
12.1*	Certification of Principal Executive Officer Pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification of Principal Financial Officer Pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1*	Certification of Principal Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2*	Certification of Principal Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of Independent Registered Public Accounting Firm
97.1**	Policy for the Recovery of Erroneously Awarded Compensation	20-F	001-40530	97.1	February 27, 2025
101.INS	Inline XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*	Filed herewith.
**	Previously filed or furnished with the Company’s Annual Report on Form 20-F on February 27, 2025.
§	Management contract, compensatory plan or arrangement.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

GH Research PLC

Date:	July 29, 2025	By:	/s/ Velichka Valcheva
			Name:	Velichka Valcheva
			Title:	Chief Executive Officer

By:	/s/ Julie Ryan
	Name:	Julie Ryan
	Title:	Vice President, Finance

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of GH Research PLC

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of GH Research PLC and its subsidiary (the “Company”) as of December 31, 2024 and 2023, and the related consolidated statements of comprehensive loss, changes in equity, and cash flows for each of the three years in the period ended December 31, 2024, including the related notes (collectively referred to as the “consolidated financial statements”).  In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024 in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board.

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