Form 20-F
period 2025-12-31
GH Research PLC
filed 2026-03-05
CIK 1855129

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2025
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

Title of Class	Number of Shares Outstanding
Ordinary shares	62,029,395

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

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

Unless otherwise indicated or the context otherwise requires, all references in this Annual Report to the terms “the Company,” “we”, “us” and “our” refer to (i) GH Research Ireland Limited prior to the completion of our corporate reorganization in connection with our initial public offering, or the Corporate Reorganization, and (ii) GH Research PLC (and, where the context requires, its subsidiary) following the completion of the Corporate Reorganization. For information on our Corporate Reorganization, see Exhibit 2.1 to this Annual Report.

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

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report contains statements that are, or may be deemed to be, forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act, and Section 27A of the Securities Act of 1933, as amended, or the Securities Act. All statements other than statements of historical fact included in this Annual Report, including statements regarding our plans and expectations with respect to progressing development of GH002; our targets regarding the initiation of our first global pivotal program; our  business strategy, product candidates, medical devices required to deliver these product candidates, ongoing and currently planned nonclinical studies and clinical trials, regulatory submissions and approvals and their effects on our business strategy, our expectations related to commencing trials in the United States, research and development costs, cash runway, as well as plans and objectives of management for future operations, are forward-looking statements. Many of the forward-looking statements contained in this Annual Report can be identified by the use of forward-looking words such as “may”, “anticipate,” “believe,” “could,” “expect,” “should,” “plan,” “intend,” “estimate,” “will”, “potential” and “ongoing,” among others.

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

•	our efforts to expand into other jurisdictions such as the United States and in Europe;

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

•	the pricing, coverage and reimbursement of our GH001 and GH002 product candidates, if approved;

•	the scalability and commercial viability of our manufacturing methods and processes;

•	the rate and degree of market acceptance and clinical utility of our GH001 and GH002 product candidates;

•	our reliance on third-party suppliers for our nonclinical study and clinical trial drug substance and product candidate supplies, as well as key raw materials used in our manufacturing processes;

•	our ability to establish or maintain collaborations or strategic relationships or obtain additional funding;

•	our expectations regarding potential benefits of our GH001 and GH002 product candidates and our approach generally;

•	our expectations around regulatory development paths and with respect to the federal Controlled Substances Act, or CSA, classification;

•
the scope of protection we and any current or future licensors or collaboration partners are able to establish and maintain for intellectual property rights covering our GH001 and GH002 product candidates;

•	our ability to operate our business without infringing, misappropriating, or otherwise violating the intellectual property rights and proprietary technology of third parties;

•	our ability to protect our intellectual property rights, including enforcing and defending intellectual property-related claims;

•	regulatory developments in the United States, under the laws and regulations of the European Union, or EU, and other jurisdictions;

•
continuing inflation, imposition of tariffs and trade barriers, interest rates and foreign currency exchange rates, disruptions in global supply chains and labor markets, and geopolitical risks and global hostilities, including any direct or indirect economic impacts resulting from conflict in Eastern Europe and the Middle East and the political, economic and social instability in Venezuela, tariff and trade wars, or increased tensions between China and Taiwan;

•	developments and projections relating to our competitors and our industry;

•	our ability to maintain an effective system of internal control over financial reporting;

•	the amount of time that our existing cash, cash equivalents and marketable securities will be sufficient to fund our operations and capital expenditures;

•	our estimates regarding expenses, capital requirements and needs for additional financing;

•	our ability to effectively manage our anticipated growth;

•	our ability to attract and retain qualified employees and key personnel;

•	whether we are classified as a passive foreign investment company for current and future periods;

•	our expectations regarding the time during which we will be an emerging growth company under the Jumpstart our Business Startups Act of 2012, or the JOBS Act, and a foreign private issuer;

•	the future trading price of the ordinary shares and impact of securities analysts’ reports on this price; and

•	other risks and uncertainties, including those listed under “Item 3. Key Information—D. Risk Factors.”

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

•
Preliminary, top-line or interim data from our clinical trials that we announce or publish from time to time may change as more data become available, and are subject to audit and verification procedures that could result in material changes in the final results or could otherwise harm our business, financial condition, results of operations and prospects;

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

•
GH001 and GH002, and any other product candidates we may develop, are subject to controlled substance laws and regulations in the territories where the product will be marketed, such as the United States, the EU and the rest of Europe, as well as the United Nations, or UN, international drug control treaties, and failure to comply with these laws and regulations, or the cost of compliance with these laws and regulations, may adversely affect the results of our business operations, both during clinical development and post-approval, and our financial condition. In addition, during the review process of GH001 and GH002, and prior to approval, the FDA, EMA and/or other comparable foreign regulatory authorities may require additional data, including with respect to whether GH001 or GH002 have abuse or misuse potential. This may delay approval and any potential rescheduling process;

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

•
We previously identified and remediated material weaknesses in our internal control over financial reporting. If we experience additional material weaknesses or otherwise fail to maintain an effective system of internal controls in the future, our ability to accurately or timely report our financial condition or results of operations may be adversely affected; and

•
We believe that we were a passive foreign investment company, or a PFIC, for our 2025 taxable year, and we anticipate that we will likely be a PFIC in 2026 and potentially also in future years, which could subject U.S. investors in our ordinary shares to significant adverse U.S. federal income tax consequences.

Risks Related to Our Financial Position and Need for Additional Capital

We are a clinical-stage biopharmaceutical company and we have incurred significant losses since our inception. We expect that we will continue to incur significant losses for the foreseeable future.

Investment in biopharmaceutical product development is highly speculative because it entails substantial upfront capital expenditures and significant risk that any potential product candidate will fail to demonstrate adequate effect or an acceptable safety profile, gain regulatory approval or become commercially viable. We have no products approved for commercial sale and have not generated any revenue to date, and we will continue to incur significant research and development and other expenses related to our clinical development and ongoing operations. As a result, we are not profitable and have incurred losses in each period since our inception. Since our inception, we have devoted substantially all of our financial resources and efforts to research and development, including nonclinical studies, technical development and our clinical trials. Our financial condition and operating results, including net losses, may fluctuate significantly from quarter to quarter and year to year. Accordingly, you should not rely upon the results of any quarterly or annual periods as indications of future operating performance. Additionally, net losses and negative cash flows have had, and will continue to have, an adverse effect on our shareholders’ equity and working capital. Our net losses were $48.3 million and $39.0 million for the years ended December 31, 2025 and 2024. As of December 31, 2025, we had an accumulated deficit of $154.4 million. We expect to continue to incur significant losses for the foreseeable future, and we expect these losses to increase as we continue our research and development of, and seek regulatory approvals for, our product candidates in our initial and any additional indications as well as for other product candidates.

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

•
adapt to ongoing changes in global economic conditions, including but not limited to continuing inflation, imposition of tariffs and trade barriers, interest rates and foreign currency exchange rates, disruptions in global supply chains and labor markets and geopolitical risks and global hostilities, including any direct or indirect economic impacts resulting from conflicts in Eastern Europe and the Middle East and the political, economic and social instability in Venezuela, tariff and trade wars, or increased tensions between China and Taiwan;

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

The majority of our operating expenses are paid in euro and pound sterling. Further potential future revenue may be derived from abroad, particularly from the United States. As a result, our business and the price of our ordinary shares may be affected by fluctuations in foreign exchange rates between the euro, the U.S. dollar and the pound sterling, which may also have a significant impact on our results of operations and cash flows from period to period. Currently, we do not have any exchange rate hedging arrangements in place. See Note 19 in the notes to our consolidated financial statements appearing elsewhere in this Annual Report for a description of foreign exchange risks.

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

Risks Related to Research and Development and the Biopharmaceutical Industry

Preliminary, top-line or interim data from our clinical trials that we announce or publish from time to time may change as more data become available, and are subject to audit and verification procedures that could result in material changes in the final results or could otherwise harm our business, financial condition, results of operations and prospects.

From time to time we may publicly disclose preliminary, top-line, or interim data from our clinical trials, including the data we have disclosed for our current clinical trials. Preliminary and top-line data are based on an analysis of then-available data, and the results and related findings and conclusions are subject to change following a more comprehensive review of the data related to the particular study or trial. We also make assumptions, estimations, calculations and conclusions as part of our analyses of data, and we may not have received or had the opportunity to fully and carefully evaluate all data. As a result, the preliminary or top-line results that we report may differ from future results of the same studies, or different conclusions or considerations may qualify such results, once additional data have been received and fully evaluated. This difference may be more pronounced because of the small sample size and short duration of our clinical trials. Preliminary or top-line data also remain subject to audit and verification procedures that may result in the final data being materially different from the preliminary data we previously reported. We may also conduct planned interim analyses as part of our clinical trials before they are complete. Planned interim analyses from clinical trials that we may complete are subject to the risk that one or more of the clinical outcomes may materially change as patient enrollment continues and more patient data become available. As a result, interim analyses, as well as preliminary or top-line data, should be viewed with caution until the final data are available. In addition, the data received from an interim analysis could prompt us to alter the trial design, or even to halt the clinical trial altogether. Finally, we may report interim, preliminary or top-line data of only certain endpoints rather than all endpoints. Adverse changes between interim, preliminary or top-line data and final data, or between the initially planned trial design and any subsequently altered elements of the trial design due to our analysis of interim, preliminary or top-line data, could significantly harm our business and prospects. Additional disclosure of interim, preliminary or top-line data, or of changes to the trial design, by us or by our competitors could result in volatility in the price of our ordinary shares.

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

GH001 and GH002 are investigational mebufotenin therapies based on a novel technology, which makes it difficult to predict the time and cost of development and of subsequently obtaining regulatory approval. To our knowledge, no such therapies have been approved in the United States or the EU for commercialization.

We have concentrated our research and development efforts on GH001 and GH002 for the treatment of psychiatric or neurological disorders and our future success depends on our successful development of these product candidates. Our risk of failure is high. We may experience problems or delays in developing GH001 and GH002. Any such problems or delays would cause unanticipated costs, and any development problems may not be solved. For example, in September 2023, our IND for GH001 was placed on a clinical hold by the FDA requiring an inhalation toxicology study in a non-rodent species and an additional inhalation toxicology study. We completed the toxicology studies and met with the FDA, and the clinical hold was lifted by the FDA in December 2025. We cannot assure you that our existing and future INDs will not be subject to additional clinical holds, whether partial or full. In addition, we or another party may uncover a previously unknown risk associated with GH001 and/or GH002 that may be more problematic than we currently believe, and this may prolong the period of observation required for obtaining, or result in the failure to obtain, regulatory approval or may necessitate additional clinical testing. If we are not able to complete successful clinical trials on the schedule we expect, we will not be able to obtain regulatory approval, and will not be able to commercialize our product candidates, on the timelines we expect.

In addition, the product specifications and the clinical trial requirements of the FDA, the European Commission, the EMA, and other regulatory authorities and the criteria these regulators use to determine the safety and efficacy of a product candidate vary substantially according to the type, complexity, novelty and intended use and market of such product candidate. The regulatory approval process for novel product candidates such as ours is unclear and can be more expensive and take longer than for other, better known or more extensively studied therapies. For example, because our GH001 and GH002 product candidates contain mebufotenin, which is categorized as a Schedule I controlled substance under the CSA, and is similarly categorized by most states, foreign governments and the UN Convention on Psychotropic Substances, 1971, the development towards regulatory approval of GH001 and GH002 is especially challenging and uncertain. The high technical complexity of the development of drug-device combination products further increases risks and uncertainties towards regulatory approval of our product candidates. This risk and uncertainty is particularly high in the area of drug-device combination products for inhaled delivery of the drug component, such as with GH001. In the past, drug-device combination products have experienced significant delays due to technical challenges faced in achieving the tight technical performance specifications required for regulatory approval, or due to specific adverse events associated with inhaled delivery. We anticipate that GH001 and the device required to deliver GH001 will require significant additional development work to allow regulatory approval. It is uncertain whether this development work will be successful. A similar context and similar risks apply to our GH002 product candidate. To our knowledge, no mebufotenin therapies have received FDA approval nor received marketing authorization from the European Commission. As a result, it is difficult to determine how long it will take or how much it will cost to obtain regulatory approvals for GH001 and GH002 in either the United States or the EU. Approvals by the European Commission may not be indicative of what the FDA may require for approval and vice versa.

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

Before we can generate any revenue from sales of GH001 and GH002 or any other approved product, we must undertake additional technical, nonclinical and clinical development, regulatory review and approval in one or more jurisdictions for the product candidates and the medical devices required to deliver these product candidates. To date, our completed clinical trials have been conducted exclusively in Europe. We plan to pursue clinical trials in additional European countries and the United States for all of our clinical programs. We do not expect that we need to submit separate Investigational Device Exemption applications, or IDEs, or other comparable applications, with the FDA for the medical devices, including our proprietary aerosol delivery device, that we use to deliver our product candidates, and we have not done so, though there can be no assurance that IDEs or comparable applications will not be necessary in the future. We also intend to seek regulatory approval for some or all of our product candidates outside of the United States, including the EU. We do expect separate applications to EU national member state authorities will be required for our proprietary aerosol delivery device for GH001 and may be required for other medical devices that we use to deliver our product candidates. Application requirements outside of the United States and the EU are less well understood at this time and separate applications may be needed. If the FDA or another comparable foreign regulatory authority were to conclude that any such medical device requires an IDE submission or a comparable application, it could delay or prevent us from utilizing such medical device in future trials. Even if we were to submit an IDE or a comparable application for the medical device, the FDA or other comparable foreign regulatory authorities may not grant necessary approvals requested by us in a timely manner, or at all. In addition, if one or more of our product candidates are approved, we must ensure access to sufficient commercial manufacturing capacity for the product candidates and the medical devices required to deliver these product candidates and conduct significant marketing efforts in connection with any commercial launch, as well as obtaining pricing and reimbursement authorizations in individual European and other countries. These efforts will require substantial investment, and we may not have the financial resources to continue development of our product candidates or commercialization of any products.

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

•	varying interpretations of data by the FDA, EMA or other comparable foreign regulatory authorities; or

•
we may experience cyber-attacks or other failures in our telecommunications or IT systems, or those of our collaborators, CROs, third-party logistics or other service providers, distributors, suppliers or other contractors or consultants.

We do not have complete control over many of these factors, including certain aspects of technical drug product and device development, nonclinical development, clinical development and the regulatory submission process, potential threats to our intellectual property rights and our manufacturing, marketing, distribution and sales efforts or that of any future collaborator.

GH001 is designed to deliver mebufotenin to the patient via inhalation of an aerosol into the lungs. This aerosol is defined by specific properties to be pharmaceutically acceptable, such as its purity, and to achieve efficient uptake of mebufotenin into the systemic circulation, such as its particle size distribution. The generation of this mebufotenin aerosol requires a drug product and a device with specific performance characteristics and properties, and it is therefore anticipated that GH001 and the specific device will be considered a drug-device combination product by the FDA, EMA or other comparable foreign regulatory authorities. For GH002, which is our intravenous mebufotenin formulation, such classification will depend on our final choice for its commercial presentation. Products that are considered to be drug-device combination products will require review and coordination by the drug and device centers within the FDA, or other comparable foreign regulatory authorities or notified bodies prior to initiation of clinical trials and prior to marketing approval, which may delay such trials or marketing approval. Under FDA regulations, combination products are subject to current good manufacturing practice, or cGMP, requirements applicable to both drugs and medical devices, including the Quality Management System, or QMS, and regulations applicable to medical devices. Combination products are also subject to the Medical Device Regulation 2017/745, or MDR, which requires coordination between the drug and the device regulatory laws and regulators. Problems associated with the drug product or device component of the combination product candidate may delay or prevent initiation of clinical trials or marketing approval. For example, in current and previous clinical trials, GH001 has been vaporized using a device we purchased on the market from a single third-party manufacturer, Storz & Bickel, Tuttlingen. We do not have a commercial supply agreement with Storz & Bickel, Tuttlingen. If the FDA, EMA or other comparable foreign regulatory authorities refuse to accept the use of this third-party device in our planned clinical trials then initiation of additional clinical trials could be significantly delayed or prevented. We also have not established licensing agreements with any alternative provider of a device which would be suitable to generate a pharmaceutically acceptable aerosol from GH001. In 2021, we initiated the development of a proprietary aerosol delivery device for GH001 for use in our pivotal clinical trial program and for commercial use. This development is not yet completed and if we fail to develop, manufacture, license, or acquire a device which would be suitable to generate a pharmaceutically acceptable aerosol from GH001, which achieves sufficient uptake of mebufotenin into the systemic circulation, or if we fail to get sufficient supplies of the third-party manufactured device or any alternative device or if the device is unavailable to us for any reason then initiation of additional clinical trials or receipt of marketing approval could be significantly delayed or prevented. If the manufacturer of the third-party device makes modifications, or if we elect to change a device component, or license an alternative device component, we will need to perform validation testing and obtain FDA, or other comparable foreign regulatory authority or notified body, approval prior to using the modified or alternative device or device component. Similar testing and validation would be required for our development of any proprietary devices. If the FDA or other comparable foreign regulatory or notified body fails to approve use of those modified or alternative medical devices or take significant enforcement action against the manufacturer, we would not be able to continue or initiate clinical trials, receive marketing approval or we may have to suspend marketing our products in certain jurisdictions.

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

In particular, our nonclinical studies or clinical trials may show that our product candidates have unacceptable side effects or toxicities. In this context, our completed inhalation toxicology studies in rats showed certain respiratory tract histology findings. While these findings did not affect approval of our ongoing clinical trials in Europe, they prompted the FDA to request additional nonclinical studies to be completed before allowing us to initiate clinical studies in the United States. We completed the nonclinical studies and met with the FDA, and the clinical hold was lifted by the FDA in December 2025.

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

Moreover, our completed initial Phase 1 clinical trial of GH001 in healthy volunteers (GH001-HV-101), our completed Phase 1/2 clinical trial of GH001 in patients with TRD (GH001-TRD-102) and our completed Phase 2a proof-of-concept clinical trials of GH001 in BDII and a current depressive episode (GH001-BD-202) and in PPD (GH001-PPD-203) are open-label studies, where both the patient and investigator know whether the patient is receiving the product candidate or either an existing approved drug or placebo. Most typically, open-label clinical trials test only the product candidate and sometimes do so at different dose levels. Open-label clinical trials are subject to various limitations that may exaggerate any therapeutic effect as patients in open-label clinical trials are aware when they are receiving treatment. For example, prior major depressive disorder, or MDD, studies have exhibited a high placebo effect. In addition, open-label clinical trials may be subject to an “investigator bias,” where those assessing and reviewing the psychological and physiological outcomes of the clinical trials are aware of which patients have received treatment and may interpret the information of the treated group more favorably given this knowledge. Therefore, it is possible that positive results observed in open-label trials will not be replicated in later placebo-controlled or active-controlled trials. Additionally, the trial design differences and placebo effects that may be possible in clinical research for the indications we are studying may make it difficult to extrapolate the results of earlier clinical trials to later clinical trials or to interpret the clinical data in any of our trials. Furthermore, even in a placebo-controlled or active-controlled trial, it is possible that patients and/or investigators will be able to discern if the administered dose is our product candidate or a placebo or the active control due to the psychoactive effects of mebufotenin, a phenomenon also known as functional unblinding. Therefore, placebo-controlled or active-controlled trials with our product candidates, such as our completed Phase 1 clinical trial of GH001 in healthy volunteers (GH001-HV-103), our completed Phase 2b clinical trial of GH001 in TRD (GH001-TRD-201) and our completed Phase 1 clinical trial of GH002 in healthy volunteers (GH002-HV-105) may be subject to similar limitations as open-label trials. Finally, our clinical trials to date have been short in duration, and our results may not be predictive of long-term safety and efficacy.

During the development and regulatory approval process for our product candidates, we engage in discussions with the FDA, the EMA and other comparable foreign regulatory authorities regarding our development programs, including discussions about the regulatory requirements for approval. As part of these discussions, different regulatory authorities may provide different or conflicting advice. While we attempt to harmonize the advice we receive from multiple regulatory authorities, it is not always practical to do so. Also, we may choose not to harmonize conflicting advice when harmonization would significantly delay clinical trial data or when we believe it is otherwise inappropriate. In addition, regulatory authorities may change their views on aspects of the clinical program, including study designs, or the ability of the studies as designed to support approval of a product candidate.

The standards that the FDA, EMA and other comparable foreign regulatory authorities use when regulating us require judgment and can change, which makes it difficult to predict with certainty how they will be applied. Although we are initially focusing our efforts on development of small molecule drug products and the medical devices required for delivery of these products, we may pursue development of other products, e.g., biological products, each of which could make us subject to additional regulatory requirements. Any analysis we perform of data from technical development, nonclinical and clinical activities is subject to confirmation and interpretation by regulatory authorities, which could delay, limit or prevent initiation of clinical studies or regulatory approval. Our clinical trials have exclusively been conducted in Europe. The FDA’s acceptance of data from clinical trials outside of the United States is subject to certain conditions. If the FDA or other comparable foreign regulatory authorities do not accept earlier technical, nonclinical or clinical data, we may need to conduct additional technical development, nonclinical studies or clinical trials. For example, our nonclinical data and device design verification information submitted with our GH001 IND was deemed by the FDA to contain insufficient information to assess risks to human subjects, and the FDA therefore requested additional nonclinical toxicology studies and other work (including acceptable device design verification information) before allowing us to initiate clinical studies in the United States. We completed the nonclinical and other studies and met with the FDA, and the clinical hold was lifted by the FDA in December 2025.

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

In January 2026, we announced that the FDA had lifted the hold on our IND for GH001. However, we may not be able to submit INDs or comparable foreign applications for GH001, GH002 or for our other product candidates, on the timelines we expect. For example, we may experience delays with IND-enabling studies. Moreover, we cannot be sure that submission of an IND or a comparable foreign application will result in the FDA, EMA or a comparable foreign regulatory authority allowing clinical trials to begin, or that, once begun, issues will not arise that suspend or terminate clinical trials. For example, in September 2023, our IND for GH001 was placed on a clinical hold by the FDA requiring an inhalation toxicology study in a non-rodent species and an additional inhalation toxicology study. We provided the FDA with the requested information and met with the FDA, and the clinical hold was lifted by the FDA in December 2025. We cannot assure you that our existing and future INDs will not be subject to additional clinical holds, whether partial or full. Additionally, even if such regulatory authorities ultimately agree with the design and implementation of the clinical trials set forth in an IND or in a comparable foreign application, we cannot guarantee that such regulatory authorities will not change their requirements in the future. These considerations also apply to new clinical trials we may submit as amendments to existing INDs or to a new IND, or to comparable existing or new foreign applications. Any failure to submit INDs or comparable foreign applications on the timelines we expect, or to obtain permission for our trials to proceed, may prevent us from completing our clinical trials or commercializing our products on a timely basis, if at all.

Our product candidates or use of our product candidates through participation in our clinical trials may cause undesirable side effects or have other properties that could delay or prevent their regulatory approval, limit their commercial potential, or result in significant negative consequences.

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

•	we may be subject to litigation for injury caused to individuals exposed to or taking our product candidates or operating our medical devices; and

•	our reputation may suffer.

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

We may choose to conduct one or more of our clinical trials in the United States, Europe or in other foreign jurisdictions. The acceptance of study data from nonclinical studies and clinical trials conducted outside any such jurisdiction may be subject to certain conditions for acceptance. For example, in cases where data from foreign clinical trials are intended to serve as the basis for marketing approval in the United States, the FDA will generally not approve the application on the basis of foreign data alone unless (i) the data are applicable to the U.S. population and U.S. medical practice; and (ii) the trials were performed by clinical investigators of recognized competence and pursuant to Good Clinical Practices, or GCP, regulations. Additionally, the FDA’s clinical trial requirements, including sufficient size of patient populations and statistical powering, must be met. Many foreign regulatory bodies, such as the EMA, have similar approval requirements. In addition, such foreign trials would be subject to the applicable local laws of the foreign jurisdictions where the trials are conducted. There can be no assurance that the FDA, EMA or any applicable foreign regulatory authority will accept data from trials conducted outside of the United States or the applicable jurisdiction. The FDA may not ultimately accept our data given the limited sample size in our completed and existing trials. For example, our completed clinical trials have exclusively been conducted in Europe. If the FDA, EMA or any applicable foreign regulatory authority does not accept such data, it would result in the need for additional trials, which would be costly and time-consuming and delay aspects of our business plan, and which may result in our product candidates not receiving approval or clearance for commercialization in the applicable jurisdiction.

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

Specifically, we face competition from 501(c)(3) non-profit medical research organizations, including the Usona Institute. Such non-profits may be willing to provide treatment at cost or for free, undermining our potential market for GH001, GH002 and any other product candidates we may develop. In addition, a number of for-profit biotechnology companies or institutions are specifically pursuing the development of mebufotenin or other tryptamines, such as psilocybin and N,N-dimethyltryptamine, to treat mental health illnesses, including TRD. These competitors include AtaiBeckley, COMPASS Pathways, Helus Pharma and Definium Therapeutics. In addition, an increasing number of companies are stepping up their efforts in discovery of new psychoactive compounds. It is also probable that the number of companies seeking to develop psychoactive products and therapies for the treatment of mental health illnesses, such as depression, will increase. If any of our competitors are granted an NDA for their therapies before us and manage to obtain approval for a broader indication, and thus access a wider patient population, we may face more intensified competition from such potential therapies and increased difficulties in winning market acceptance of our GH001 and GH002 product candidates or any other product candidates. All of these risks are heightened because mebufotenin, which is a known naturally occurring substance and therefore not subject to patent protection, may be deemed an appropriate substitute for GH001 and GH002.

We also face competition from larger and smaller pharmaceutical, biopharmaceutical and biotechnology companies who have developed or are developing therapies for the treatment of MDD and TRD, including Axsome Therapeutics. and will face future competition for any other indications we may seek to treat with our GH001 and GH002 product candidates. There are a number of companies that currently market and sell products or therapies, or are pursuing the development of products or therapies, for the treatment of depression, including antidepressants such as selective serotonin reuptake inhibitors, or SSRIs, and serotonergic norepinephrine reuptake inhibitors, or SNRIs, antipsychotics, cognitive behavioral therapy, or CBT, esketamine and ketamine, repetitive transcranial magnetic stimulation, or rTMS, electroconvulsive therapy, or ECT, vagus nerve stimulation, or VNS, deep brain stimulation, or DBS, N-methyl-D-aspartate antagonists, neurosteroids, and other serotonergic psychedelics such as psilocybin and N,N-dimethyltryptamine, among others. Many of these pharmaceutical, biopharmaceutical and biotechnology competitors have established markets for their therapies and have substantially greater financial, technical, human and other resources than we do and may be better equipped to develop, manufacture and market superior products or therapies. In addition, many of these competitors have significantly greater experience than we have in undertaking nonclinical studies and human clinical trials of new therapeutic substances and in obtaining regulatory approvals of human therapeutic products. Accordingly, our competitors may succeed in obtaining FDA, EMA or other comparable foreign regulatory authority approval for alternative or superior products. In addition, many competitors have greater name recognition and more extensive collaborative relationships. Smaller and earlier-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large, established companies.

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

In current and previous clinical trials, GH001 has been vaporized using a device we have purchased on the market from a third party. This device has been used in previous trials, conducted by other parties with other products or product candidates, in Europe and the United States. However, there can be no assurance that the FDA or other comparable foreign regulatory authorities will allow it to be used with GH001 in future trials. In addition, we may decide in future clinical trials to use a different device than the one we have used previously, and the FDA or other comparable foreign regulatory authorities could similarly object to the use of any such device with GH001. For example, in 2021, we initiated the development of a proprietary aerosol delivery device for GH001 for use in our pivotal clinical trial program and for commercial use. We are in the process of completing an open-label Phase 1 trial to determine the pharmacokinetic, pharmacodynamics, and safety of GH001 administered via this proprietary aerosol delivery device in healthy subjects (GH001-HV-106). Any delays as a result of changing medical devices to deliver our product candidates would have a material adverse effect on our business.

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

Risks Related to Controlled Substances

GH001 and GH002, and any other product candidates we may develop, are subject to controlled substance laws and regulations in the territories where the product will be marketed, such as the United States, the EU and the rest of Europe, as well as the UN international drug control treaties, and failure to comply with these laws and regulations, or the cost of compliance with these laws and regulations, may adversely affect the results of our business operations, both during clinical development and post-approval, and our financial condition. In addition, during the review process of GH001 and GH002, and prior to approval, the FDA, EMA and/or other comparable foreign regulatory authorities may require additional data, including with respect to whether GH001 and GH002 have abuse or misuse potential. This may delay approval and any potential rescheduling process.

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

If approved by the FDA, and if the finished dosage form of GH001 or GH002 is listed by the DEA as a Schedule II, III, or IV controlled substance, its manufacture, importation, exportation, domestic distribution, storage, sale, prescribing, and dispensing will continue to be subject to a significant degree of regulation by the DEA. In addition, the final scheduling process may take significantly longer than the 90-day deadline set forth in the CSA regarding an interim rule, especially if there are objections to such scheduling, thereby delaying the launch of our GH001 or GH002 product candidates in the United States. Furthermore, the FDA, DEA or any comparable foreign regulatory authority could require us to generate more clinical or other data than we currently anticipate to establish whether or to what extent the substance has an abuse, misuse or dependence potential, which could increase the cost and/or delay the launch of GH001, GH002 or any other product candidates containing controlled substances. In addition, product candidates containing controlled substances are subject to regulations relating to manufacturing, storage, distribution, prescribing, and dispensing, including:

•
DEA registration and inspection of facilities. Facilities conducting research, manufacturing, distributing, importing or exporting, or dispensing controlled substances must be registered (licensed) to perform these activities and have the security, control, record keeping, reporting and inventory procedures required by the DEA to prevent drug loss and diversion. All these facilities must renew their registrations annually, except dispensing facilities (e.g. pharmacies), which must renew their registrations every three years. The DEA conducts periodic inspections of certain registered establishments that handle controlled substances. Failure to obtain or maintain the necessary registrations may result in delay of the importation, manufacturing or distribution of GH001 or GH002. Furthermore, importation of controlled substances is subject to additional permits or approvals, which must be obtained prior to each importation. Failure to comply with the CSA and implementing regulations promulgated by the DEA, particularly non-compliance resulting in theft, loss or diversion, can result in regulatory action that would have a material adverse effect on our business, financial condition and results of operations. The DEA and the U.S. Department of Justice may seek civil penalties, refuse to renew necessary registrations, or initiate proceedings to restrict, suspend or revoke those registrations. In certain circumstances, violations could lead to criminal proceedings.

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

•
Distribution in the United States. If GH001 or GH002 is scheduled as Schedule II, III, IV or V, we would also need to identify wholesale distributors with the appropriate DEA registrations and authority to distribute GH001, GH002 and any other product candidates. These distributors would need to maintain Schedule II, III, IV or V distribution registrations. This limitation in the ability to distribute GH001 or GH002 more broadly may limit commercial uptake and could negatively impact our prospects. The failure to obtain, or delay in obtaining, or the loss of any of those registrations could result in increased costs to us. If GH001 or GH002 is classified as a Schedule II drug, participants in our supply chain may have to maintain enhanced security including specially constructed vaults at manufacturing and distribution facilities. This additional security may also discourage some pharmacies from carrying the product. In addition, GH001 and/or GH002 could be required to be administered at our trial sites or other certified healthcare settings, which could limit commercial uptake. Furthermore, state and federal enforcement actions, regulatory requirements, and legislation intended to reduce prescription drug abuse, such as the tracking of prescribing and dispensing of controlled substances through a state prescription drug monitoring program, may make physicians less willing to prescribe, and pharmacies to dispense, certain controlled substances, especially Schedule II products.

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

Mebufotenin is categorized as a Schedule I controlled substance under the CSA, and is similarly categorized by most states, foreign governments and the UN Convention on Psychotropic Substances, 1971. Even assuming that GH001, GH002 or any other product candidates containing mebufotenin in specific formulations or dosage forms are approved and scheduled by regulatory authorities to allow their commercial marketing, the active pharmaceutical ingredients in such product candidates would likely continue to be Schedule I, or the state or foreign equivalent. Violations of any federal, state or foreign laws and regulations could result in significant fines, penalties, administrative sanctions, convictions or settlements arising from civil proceedings conducted by either the federal government or private citizens, or criminal charges and penalties, including, but not limited to, disgorgement of profits, cessation of business activities, divestiture, or prison time. This would have a material adverse effect on us, including on our reputation and ability to conduct business, the potential listing of our ordinary shares, our financial position, operating results, profitability or liquidity or the market price of our ordinary shares. In addition, it is difficult for us to estimate the time or resources that would be needed for the investigation or defense of any such matters or our final resolution because, in part, the time and resources that may be needed are dependent on the nature and extent of any information requested by the applicable authorities involved, and such time or resources could be substantial. It is also illegal to aid or abet such activities or to conspire or attempt to engage in such activities. An investor’s contribution to and involvement in such activities may result in federal civil and/or criminal prosecution, including, but not limited to, forfeiture of his, her or its entire investment, fines and/or imprisonment.

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

In addition, even if we or third parties were to conduct activities in compliance with U.S. state or local laws or the laws of other countries and regions in which we conduct activities, potential enforcement proceedings could involve significant restrictions being imposed upon us or third parties, while diverting the attention of key executives. Such proceedings could have a material adverse effect on our business, revenue, operating results and financial condition as well as on our reputation and prospects, even if such proceedings conclude successfully in our favor. In the extreme case, such proceedings could ultimately involve the criminal prosecution of our key executives, the seizure of corporate assets, and consequently, our inability to continue business operations. Strict compliance with state and local laws with respect to mebufotenin does not absolve us of potential liability under U.S. federal law, or of the laws of EU member states, nor provide a defense to any proceeding which may be brought against us. Any such proceedings brought against us may adversely affect our operations and financial performance.

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

In the United States, the principal decisions about reimbursement for new medicines are typically made by the Centers for Medicare & Medicaid Services, or CMS, an agency within the U.S. Department of Health and Human Services, or HHS. CMS decides whether and to what extent our products will be covered and reimbursed under Medicare. Although private third-party payors tend to follow Medicare practices, no uniform or consistent policy of coverage and reimbursement for drug products exists among third-party payors. Therefore, coverage and reimbursement for drug products can differ significantly from payor to payor as well as from state to state. Consequently, the coverage determination process is often a time-consuming and costly process that must be played out across many jurisdictions and different entities and that will require us to provide scientific, clinical and health economics support for the use of our products compared to current alternatives and do so to each payor separately, with no assurance that coverage and adequate reimbursement will be obtained and in what time frame. Factors payors consider in determining reimbursement are based on whether the product is:

•	a covered benefit under its health plan;

•	safe, effective and medically necessary;

•	appropriate for the specific patient;

•	cost-effective; and

•	neither experimental nor investigational.

Our ability to successfully commercialize our product candidates will depend in part on the extent to which coverage and adequate reimbursement for our products and related treatments will be available from third-party payors. Moreover, the process for determining whether a payor will provide coverage for a product may be separate from the process for setting the reimbursement rate that the payor will pay for the product, and a payor’s decision to provide coverage for a product does not imply that an adequate reimbursement rate will be approved. If coverage and adequate reimbursement is not available, or is available only to limited levels, we may not be able to successfully commercialize our product candidates. Even if coverage is provided, the approved reimbursement amount may not be high enough to allow us to establish or maintain pricing sufficient to realize a sufficient return on our investment.

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

•	a common criterion relied upon by almost all EU Member States for pricing decisions is international reference pricing (the methodology and weight to be attached varies between countries);

•	in many countries in Europe, prices of branded medicines must be notified or approved prior to product launch;

•
reimbursement decisions in EU/European Economic Area, or EEA, are typically based on various forms of health technology assessment, including cost effectiveness determinations. From 2025, the EU’s Health Technology Assessment Regulation (Regulation (EU) 2021/2282), or HTA Regulation, will start to come into effect providing for a common assessment of clinical effectiveness to be taken into account by national reimbursement authorities across EU/EEA; and

•	additionally public procurement tenders are widely used for purchasing of medicinal products by hospitals.

Even if we obtain approval of any of our product candidates in the United States or Europe, we may never obtain approval or commercialize such products in other countries, which would limit our ability to realize their full market potential.

In order to market any products in the United States or Europe we must establish and comply with numerous and varying regulatory requirements regarding safety and efficacy. Clinical trials conducted in one country may not be accepted by regulatory authorities in other countries, and regulatory approval in one country does not mean that regulatory approval will be obtained in any other country. Approval procedures vary among countries and can involve additional product testing and validation and additional administrative review periods. Seeking foreign regulatory approvals outside of where our clinical trials currently have been conducted could result in significant delays, difficulties and costs for us and may require additional nonclinical studies or clinical trials which would be costly and time consuming. Regulatory requirements can vary widely from country to country and could delay or prevent the introduction of our products in those countries. Satisfying these and other regulatory requirements is costly, time-consuming, uncertain and subject to unanticipated delays. In addition, our failure to obtain regulatory approval in any country may delay or have negative effects on the process for regulatory approval in other countries. We do not have any product candidates approved for sale in any jurisdiction, including international markets, and we do not have experience in obtaining regulatory approval in international markets. If we fail to comply with regulatory requirements in international markets or to obtain and maintain required approvals, our ability to realize the full market potential of our products will be harmed.

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

As an Irish incorporated and tax resident company, we are subject to Irish corporate taxation on our worldwide profits. Due to the nature of our business, we have generated losses since inception and therefore have not paid any Irish corporation tax. As of December 31, 2025, we had unused tax losses of $179.7 million. Subject to any relevant utilization criteria and restrictions (including those that can restrict the use of carried forward losses where there is a change of ownership of more than half of our ordinary shares and a major change in the nature, conduct or scale of the trade) and subject to the related expenses giving rise to the losses being tax deductible, we expect these to be eligible for carry-forward and utilization against future operating profits.

As a company that carries out extensive research and development activities, we seek to benefit from the Irish research and development tax credit for certain expenditure on research and development activities, plant and machinery and buildings as set out in the Taxes Consolidation Act 1997 of Ireland and the Taxes Consolidation Act 1997 (Prescribed Research and Development Activities Regulations) 2004. Credit is given at 25% of allowable expenditure for accounting periods ending on or before December 31, 2023, 30% of allowable expenditure for accounting periods commencing after January 1, 2024, and 35% of allowable expenditure for accounting periods commencing after January 1, 2026, subject to satisfying the applicable conditions.

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

Violations of any U.S. federal laws and regulations could result in significant fines, penalties, administrative sanctions, convictions or settlements arising from civil proceedings conducted by either the federal government or private citizens, or criminal charges, including, but not limited to, seizure of assets, disgorgement of profits, cessation of business activities or divestiture. As an entity that conducts business involving mebufotenin, we are potentially subject to federal and state forfeiture laws (criminal and civil) that permit the government to seize the proceeds of criminal activity. Civil forfeiture laws could provide an alternative for the federal government or any state (or local police force) that wants to discourage residents from conducting transactions with mebufotenin-related businesses but believes criminal liability is too difficult to prove beyond a reasonable doubt. Also, an individual can be required to forfeit property considered to be the proceeds of a crime even if the individual is not convicted of the crime, and the standard of proof in a civil forfeiture matter is lower than the standard in a criminal matter. Depending on the applicable law, whether federal or state, rather than having to establish liability beyond a reasonable doubt, the federal government or the state, as applicable, may only be required to prove that the money or property at issue is proceeds of a crime by either clear and convincing evidence or a mere preponderance of the evidence.

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

In the future, we may operate in jurisdictions that pose a high risk of potential Criminal Justice Act or FCPA violations, and we may participate in collaborations and relationships with third parties whose actions could potentially subject us to liability under the Criminal Justice Act, FCPA or local anti-corruption laws. In addition, we cannot predict the nature, scope or effect of future regulatory requirements to which our international operations might be subject or the manner in which existing laws might be administered or interpreted. If we expand our operations, we will need to dedicate additional resources to comply with numerous laws and regulations in each jurisdiction in which we plan to operate.

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

•
analogous U.S. state, local and foreign laws and regulations, such as state anti-kickback and false claims laws, which may apply to sales or marketing arrangements and claims involving healthcare items or services reimbursed by any third-party payor, including private insurers, and may be broader in scope than their federal equivalents; state and foreign laws that require biopharmaceutical companies to comply with the biopharmaceutical industry’s voluntary compliance guidelines and other relevant compliance guidance promulgated by the federal government or otherwise restrict payments that may be made to healthcare providers and other potential referral sources; state and foreign laws that require drug manufacturers to report information related to payments and other transfers of value to physicians and other healthcare providers, marketing expenditures or drug pricing; state and local laws that require the registration of biopharmaceutical sales representatives; and state and foreign laws governing the privacy and security of health and other personal information, some of which may be more stringent than those in the United States (such as the EU’s General Data Protection Regulation (Regulation (EU) 2016/679), or GDPR, which became effective in May 2018) in certain circumstances, and may differ from each other in significant ways and often are not preempted by HIPAA, thus complicating compliance efforts.

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

Additionally, in June 2018, the State of California enacted the California Consumer Privacy Act of 2018, or CCPA, which came into effect on January 1, 2020, and provides new data privacy rights for California consumers (as that term is defined in the legislation) and new operational requirements for companies that process information of California residents, which may increase our compliance costs and potential liability. The CCPA gives California residents expanded rights to access and delete their personal information, opt out of certain personal information sharing, and receive detailed information about how their personal information is used. The CCPA provides for civil penalties for violations, as well as a private right of action and statutory damages for data breaches that is expected to increase data breach litigation. While there is currently an exception under the CCPA for protected health information that is subject to HIPAA and clinical trial regulations, as currently written, the CCPA may nevertheless impact certain of our business activities depending on how the CCPA will be interpreted, and exemplifies the vulnerability of our business to the evolving regulatory environment related to personal information. In addition, the California Privacy Rights Act of 2020, or CPRA, which went into effect on January 1, 2023, imposes additional obligations on companies covered by the legislation and significantly modifies the CCPA, including by expanding consumers’ rights with respect to certain sensitive personal information. The CPRA also created a new state agency that is vested with authority to implement and enforce the CCPA and CPRA. Other states and the U.S. federal government are considering comprehensive privacy laws. For example, the Virginia Consumer Data Protection Act, which became effective on January 1, 2023, contains provisions that require businesses subject to the legislation to conduct data protection assessments in certain circumstances and that require opt-in consent from Virginia consumers to process certain sensitive personal information. In addition, Colorado enacted the Colorado Privacy Act, and Connecticut enacted the Connecticut Data Privacy Act, each of which took effect on July 1, 2023, and Utah enacted the Consumer Privacy Act, which became effective on December 31, 2023. Several other states, including New Hampshire, Delaware, Nebraska, Nevada and Oklahoma, have also enacted privacy-related laws that have recently gone into effect. Moreover, all 50 states have laws that require the provision of notification for breaches of personal information to affected individuals, state officers or others. These state laws and such other proposed legislation, if enacted, may add additional complexity, variation in requirements, restrictions and potential legal risk, require additional investment of resources in compliance programs, impact strategies and the availability of previously useful data and could result in increased compliance costs and/or changes in business practices and policies.

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

The GDPR is wide-ranging in scope and imposes numerous additional requirements on companies that process personal data of individuals residing in Europe, including imposing special requirements in respect of the processing of health and other sensitive data, requiring that consent of individuals to whom the personal data relates is obtained in certain circumstances, requiring additional disclosures to individuals regarding data processing activities, requiring that appropriate safeguards are implemented to protect the security and confidentiality of personal data, creating mandatory data breach notification requirements in certain circumstances, and requiring that certain measures (including contractual requirements) are put in place when engaging third-party data processors. The GDPR permits data protection authorities to impose large penalties for violations of the GDPR, including potential fines of up to EUR 20 million or 4% of annual global revenue, whichever is greater. The GDPR also provides individuals with various rights in respect of their personal data, including rights of access, erasure, portability, rectification, restriction and objection, and confer a private right of action on data subjects and consumer associations to lodge complaints with supervisory authorities, seek judicial remedies, and obtain compensation for damages resulting from violations of the GDPR. The GDPR requirements apply not only to third-party transactions, but also to transfers of information between us and our subsidiaries, including employee information.

The GDPR and the Irish Data Protection Act 2018 also impose strict rules on the transfer of personal data to countries outside the EEA, including the United States, unless the parties to the transfer have implemented safeguards to protect the transferred personal information. Other jurisdictions may adopt similarly stringent interpretations of their data localization and cross-border data transfer laws. Although there are currently various mechanisms that may be used  to transfer personal data from the EEA to the United States in compliance with law, such as the EEA’s standard contractual clauses, and the EU-U.S. Data Privacy Framework, or the Framework (which allows for transfers to U.S.-based organizations that self-certify compliance and participate in the Framework), these mechanisms are subject to legal challenges or may be challenged in future, and there is no guarantee that we can satisfy or rely on these measures to lawfully transfer personal data to the United States or other jurisdictions. If there is no lawful manner for us to transfer personal data from the EEA or other jurisdictions to the United States, or if the requirements for a legally compliant transfer are too onerous, we could face significant adverse consequences, including the interruption or degradation of our operations, increased exposure to regulatory actions, substantial fines and penalties, the inability to transfer data and work with partners, vendors and other third parties and injunctions against our processing or transferring of personal data necessary to operate our business. Additionally, companies that transfer personal data out of the EEA to other jurisdictions, particularly to the United States, are subject to increased scrutiny from regulators, individual litigants and civil society and privacy advocacy groups.

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

The GDPR may increase our responsibility and liability in relation to personal data that we process where such processing is subject to the GDPR. While we have taken steps to comply with the GDPR and implementing legislation in applicable EEA member states, including by seeking to establish appropriate lawful bases for the various processing activities we carry out as a controller or joint controller, reviewing our security procedures and those of our vendors and collaborators, and entering into data processing agreements with relevant vendors and collaborators, we cannot be certain that our efforts to achieve and remain in compliance have been, and/or will continue to be, fully successful.

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

In addition, other legislative changes have been proposed and adopted in the United States since the ACA was enacted. For example, on August 2, 2011, the Budget Control Act of 2011 imposed, subject to certain temporary suspension periods, 2% reductions in Medicare payments to providers per fiscal year starting April 1, 2013, and, due to subsequent legislative amendments to the statute, will remain in effect through 2032, unless additional Congressional action is taken. Under the American Rescue Plan Act of 2021, effective January 1, 2024, the statutory cap on Medicaid Drug Rebate Program rebates that manufacturers pay to state Medicaid programs was eliminated. Elimination of this cap has, in some cases, required pharmaceutical manufacturers to pay more in rebates than they received on the sale of products.

There has been heightened governmental scrutiny over the manner in which manufacturers set prices for their products, which has resulted in several presidential executive orders, Congressional inquiries, and proposed and enacted federal and state legislation designed to, among other things, bring more transparency to product pricing, review the relationship between pricing and manufacturer patient programs, reduce the costs of drugs under Medicare, and reform government program reimbursement methodologies for drug products. For example, several healthcare reform initiatives culminated in the enactment of the Inflation Reduction Act, or the IRA, in August 2022, which, among other things, requires HHS to directly negotiate the selling price of a statutorily specified number of drugs and biologics each year that CMS reimburses under Medicare Part B and Part D. The negotiated price may not exceed a statutory ceiling price. Only high-expenditure single-source drugs that have been approved for at least 7 years (11 years for single-source biologics) are eligible to be selected by CMS for negotiation, with the negotiated price taking effect two years after the selection year. For 2026, the first year in which negotiated prices become effective, CMS selected 10 high-cost Medicare Part D products in 2023, negotiations began in 2024, and the negotiated maximum fair price for each such product has been announced. In addition, CMS has selected and announced the negotiated maximum fair price for 15 additional Medicare Part D drugs, which will become effective in 2027. For 2028, CMS selected an additional 15 drugs, comprised of drugs covered under Medicare Part D and, for the first time, drugs payable under Medicare Part B. For 2029 and subsequent years, 20 Part B or Part D drugs will be selected. Currently, a drug or biological product that has an orphan drug designation for only one rare disease or condition will be excluded from the IRA’s price negotiation requirements, but will lose that exclusion if it has designations for more than one rare disease or condition, or if is approved for an indication that is not within that single designated rare disease or condition, unless such additional designation or such disqualifying approvals are withdrawn by the time CMS evaluates the drug for selection for negotiation. However, as a result of a statutory amendment enacted in July 2025, beginning with the 2028 negotiated price applicability year, a drug may be designated for more than one rare disease or condition and still be excluded from price negotiation, as long as the only approved indications are for such rare diseases or conditions. The IRA also imposes rebates on Medicare Part D and Part B drugs whose prices have increased at a rate greater than the rate of inflation, and in November 2024, CMS finalized regulations for the Medicare Part B and Part D inflation rebates. The IRA also eliminated, beginning in 2025, the coverage gap under Medicare Part D by significantly lowering the enrollee maximum out-of-pocket cost and requiring manufacturers, in order for their drugs to be reimbursed by Medicare Part D, to subsidize, through a newly established manufacturer discount program, 10% of Part D enrollees’ prescription costs for brand drugs below the out-of-pocket limit, and 20% once the out-of-pocket limit has been reached. The IRA permits the Secretary of HHS to implement many of these provisions through guidance, as opposed to regulation, for the initial years. Manufacturers that fail to comply with the IRA may be subject to various penalties, some significant, including civil monetary penalties. These provisions may be subject to legal challenges. For example, the provisions related to the negotiation of selling prices of high-expenditure single-source drugs and biologics have been challenged in multiple lawsuits brought by pharmaceutical manufacturers. Thus, while it is unclear how the IRA will be implemented, it will likely have a significant impact on the biopharmaceutical industry and the pricing of our products and product candidates.

In addition, in May 2025, the administration published an executive order regarding most favored nation, or MFN, drug pricing, which is sometimes referred to as international reference pricing. This executive order directs the Secretary of HHS to communicate MFN price targets to pharmaceutical manufacturers, and if significant progress towards MFN pricing is not delivered, to propose a rulemaking plan to implement MFN pricing. Recently, on December 23, 2025, CMS issued proposed regulations to establish, under the Center for Medicare and Medicaid Innovation, two mandatory MFN demonstration models under Medicare Parts B and D, respectively. If these rules or other MFN pricing rules are finalized, they are likely to mandate reduced prices of at least some drugs in the United States, if they are also sold in comparator countries.

At the state level in the United States, legislatures are increasingly enacting laws and implementing regulations designed to control pharmaceutical and biologic product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing. For example, the FDA released a final rule in September 2020 providing guidance for states to build and submit importation plans for certain prescription drugs from Canada into the United States, and the FDA authorized the first such plan in Florida in January 2024.  This plan has been granted extensions until May 6, 2026. It is unclear how this program will be implemented, if at all, including which drugs will be chosen, and whether it will be subject to legal challenges in the United States or Canada.

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

In the EU, similar political, economic and regulatory developments may affect our ability to profitably commercialize our product candidates, if approved. In addition to continuing pressure on prices and cost containment measures, legislative developments at the EU or member state level may result in significant additional requirements or obstacles that may increase our operating costs. The delivery of healthcare in the EU, including the establishment and operation of health services and the pricing and reimbursement of medicines, is almost exclusively a matter for national, rather than EU, law and policy. National governments and health service providers have different priorities and approaches to the delivery of healthcare and the pricing and reimbursement of products in that context. In general, however, the healthcare budgetary constraints in most EU member states have resulted in restrictions on the pricing and reimbursement of medicines by relevant health service providers. Coupled with ever-increasing EU and national regulatory burdens on those wishing to develop and market products, this could prevent or delay marketing approval of our product candidate, restrict or regulate post-approval activities and affect our ability to commercialize any products for which we obtain marketing approval. In international markets, reimbursement and healthcare payment systems vary significantly by country, and many countries have instituted price ceilings on specific products and therapies. In April 2023, the European Commission proposed a legislative package to revise EU pharmaceutical legislation. This proposal, which comprises a directive and regulation, has received provisional political agreement between the European Commission, the European Parliament and the Council of the EU, but remains subject to formal adoption by the European Parliament and the Council of the EU.

Legislation changes may also affect the legal requirements under which we perform our technical, nonclinical and clinical development of our product candidates and the medical devices required to deliver such product candidates, and they may affect how the FDA, EMA and comparable foreign regulatory agencies review and approve new drug products, drug-device combination products or medical devices. For example, on April 5, 2017, the European Parliament passed the MDR, which repeals and replaces the EU Medical Devices Directive and the Active Implantable Medical Devices Directive. Unlike directives, which must be implemented into the national laws of the EEA member states, regulations are directly applicable, i.e., without the need for adoption of EEA member state laws implementing them, in all EEA member states and are intended to eliminate current differences in the regulation of medical devices among EEA member states. The MDR, among other things, is intended to establish a uniform, transparent, predictable and sustainable regulatory framework across the EEA for medical devices and ensure a high level of safety and health while supporting innovation.

The MDR became fully applicable on May 26, 2021, after a three-year transition period. This regulation, among other things:

•	strengthens the rules on placing medical devices on the market and reinforces surveillance once they are available;

•	establishes explicit provisions on manufacturers’ responsibilities for the follow-up of the quality, performance and safety of medical devices placed on the market;

•	improves the traceability of medical devices throughout the supply chain to the end-user or patient through a unique identification number;

•	sets up a central database to provide patients, healthcare professionals and the public with comprehensive information on products available in the EU; and

•	strengthens rules for the assessment of certain high-risk medical devices, such as implants, which may have to undergo an additional check by experts before they are placed on the market.

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

In addition, the EU adopted the Clinical Trials Regulation, or Regulation 536/2014, or CTR, in April 2014, which became applicable on January 31, 2022. The CTR is directly applicable in all the EU member states, and repeals the Clinical Trials Directive. The CTR contained a transitional timeline, which ended on January 31, 2025, requiring all ongoing clinical trials to have transitioned to the CTR with effect from this date.

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

The ability of the FDA to review and approve new products can be affected by a variety of factors, including government budget and funding levels, ability to hire and retain key personnel and accept the payment of user fees, and statutory, regulatory and policy changes, including changes to the FDA’s priorities or processes. The FDA has faced proposed and enacted funding cuts, leading to significant reductions in discretionary funding which has, and may in the future, impact staffing and operations of the FDA. In addition, government funding of the SEC and other government agencies on which our operations may rely, including those that fund research and development activities, is subject to the political process, which is inherently fluid and unpredictable. See “Risks Related to Our Financial Position and Need for Additional Capital - Failure of the U.S. federal government to manage its fiscal matters or to raise or further suspend the debt ceiling may expose us to increased financial and operational risk.”

Disruptions at the FDA and other agencies may also slow the time necessary for new drugs to be reviewed or approved by necessary government agencies, which would adversely affect our business. For example, starting in January 2025, the U.S. government has reduced the number of federal employees, including at the FDA, which could result in delays in the FDA’s responsiveness or in its ability to review submissions or applications, issue regulations or guidance, or implement or enforce regulatory requirements in a timely fashion or at all. In addition, over the last several years, and most recently in October 2025, the U.S. federal government has shut down several times and certain regulatory agencies, such as the FDA have had to furlough critical employees and stop critical activities. If a prolonged government shutdown recurs, or if the FDA is otherwise hindered by inadequate funding, it could significantly impact the ability of the FDA to timely review and process our regulatory submissions, which could have a material adverse effect on our business. Further, in our operations as a public company, future government shutdowns or similar funding issues could impact our ability to access the public markets and obtain necessary capital in order to properly capitalize and continue our operations.

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

Much like the federal Anti-Kickback Statute prohibition in the United States, the provision of benefits or advantages to physicians to induce or encourage the prescription, recommendation, endorsement, purchase, supply, order or use of medicinal products is also prohibited in the EU. The provision of benefits or advantages to physicians is governed by the national anti-bribery laws of EU member states. Infringement of these laws could result in substantial fines and imprisonment.

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

In addition, in most foreign countries, including those in the EU and the EEA, the proposed pricing for a drug must be approved before it may be lawfully marketed. The requirements governing drug pricing and reimbursement vary widely from country to country. For example, the EU provides options for its member states to restrict the range of medicinal products for which their national health insurance systems provide reimbursement and to control the prices of medicinal products for human use. Reference pricing used by various EU member states and parallel distribution, or arbitrage between low-priced and high-priced member states, can further reduce prices. A member state may approve a specific price for the medicinal product or it may instead adopt a system of direct or indirect controls on the profitability of the company placing the medicinal product on the market. In some countries, we may be required to conduct a clinical study or other studies that compare the cost effectiveness of any of our product candidates to other available therapies in order to obtain or maintain reimbursement or pricing approval. There can be no assurance that any country that has price controls or reimbursement limitations for biopharmaceutical products will allow favorable reimbursement and pricing arrangements for any of our products. Historically, products launched in the EU do not follow price structures of the United States and generally prices tend to be significantly lower. Publication of discounts by third-party payors or authorities may lead to further pressure on the prices or reimbursement levels within the country of publication and other countries. If pricing is set at unsatisfactory levels or if reimbursement of our products is unavailable or limited in scope or amount, our revenues from sales and the potential profitability of any of our product candidates in those countries would be negatively affected.

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

The issuance of a patent is not conclusive as to its inventorship, scope, validity or enforceability, and our or any of our licensors’, licensees’ or collaboration partners’ patents may be challenged in the courts or patent offices in the United States and abroad. Even if patents do successfully issue and even if such patents cover GH001, GH002 and any other product candidates, third parties may initiate an opposition, interference, re-examination, post-grant review, inter partes review, nullification or derivation proceedings in court or before patent offices, or similar proceedings challenging the validity, enforceability or scope of such patents. For example, various third parties have filed opposition papers challenging our issued EP patents, directed to mebufotenin or a pharmaceutically acceptable salt thereof for use in treating patients diagnosed with MDD and to the crystalline salt mebufotenin HBr.  Any such challenges may result in loss of exclusivity or in patent claims being narrowed, invalidated, or held unenforceable, which could limit our ability to stop others from using or commercializing similar or identical technology and therapies, or limit the duration of patent protection of our technology and product candidates.

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

Competitors or other third parties may infringe, misappropriate or otherwise violate our patents, the patents of our licensors or our other intellectual property rights. To protect our competitive position, we may from time to time need to resort to litigation in order to enforce or defend any patents or other intellectual property rights owned by or licensed to us, or to determine or challenge the scope or validity of patents or other intellectual property rights of third parties. Enforcement of intellectual property rights is difficult, unpredictable and expensive, and many of our or our licensors’ or collaboration partners’ adversaries in these proceedings may have the ability to dedicate substantially greater resources to prosecuting these legal actions and better sustain the costs of such actions than we or our licensors or collaboration partners can. Accordingly, despite our or our licensors’ or collaboration partners’ efforts, we or our licensors or collaboration partners may not prevent third parties from infringing upon, misappropriating or otherwise violating intellectual property rights we own or control, particularly in countries where the laws may not protect those rights as fully as in the EU and the United States. We may also fail in enforcing our rights, in which case our competitors and other third parties may be permitted to use our therapies or other technologies without payment to us.

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

Additionally, the U.S. Supreme Court has ruled on several patent cases in recent years, either narrowing the scope of patent protection available in certain circumstances or weakening the rights of patent owners in certain situations. In addition to increasing uncertainty with regard to our ability to obtain patents in the future, this combination of events has created uncertainty with respect to the value of patents, once obtained. Depending on future actions by the U.S. Congress, the federal courts and the USPTO, or similar authorities in foreign jurisdictions, the laws and regulations governing patents could change in unpredictable ways that could weaken our ability to obtain new patents or to enforce patents that we might obtain in the future. In particular, Europe's new Unified Patent Court, or UPC, may give rise to uncertainties relating to our ability to enforce our existing patent applications and any patents that we might obtain in the future. This new court came into force on June 1, 2023, and while it is intended to bring significant benefits to patent holders, including greater efficiency and certainty to patent enforcement in the UPC signatory states, it also provides parties with a new means by which to centrally revoke European patents in the countries over which it has jurisdiction, which may change over time. As it is a newly established court, the full scope of patent rights and remedies that will be afforded to patentees under the UPC will not become clear for a number of years. We will have the ability to opt our patents out of this system for the first seven years of the UPC’s existence but doing so might preclude us from availing of the advantages this jurisdiction has to offer.

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

In order to produce sufficient quantities to meet the demand for clinical trials and, if approved, subsequent commercialization of our product candidates that we may develop, our third-party manufacturers will be required to increase their production and optimize their manufacturing processes while maintaining the quality of the product. The transition to larger scale production could prove difficult. In addition, if our third-party manufacturers are not able to optimize their manufacturing processes to increase the product yield for our product candidates, or if they are unable to produce increased amounts of our product candidates while maintaining the quality of the product, then we may not be able to meet the demands of clinical trials or market demands, which could decrease our ability to generate profits and have a material adverse impact on our business and results of operations.

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

We rely on our CDMOs to purchase from third-party suppliers the materials necessary to produce our product candidates for our clinical trials. We do not have, nor do we expect to enter into, any agreements for the commercial production of these raw materials, and we do not expect to have any control over the process or timing of our CDMOs’ acquisition of raw materials needed to produce our product candidates. Furthermore, while our proprietary aerosol delivery device for GH001 has been approved for use in clinical trials by certain regulatory bodies, we currently purchase a vaporization device for use in our product bridging work from a single third-party manufacturer, Storz & Bickel, Tuttlingen.. We do not have a commercial supply agreement with such third-party manufacturer. Any significant delay in the supply of a product candidate, the raw material components thereof or any device necessary to administer our products for an ongoing clinical trial due to a manufacturer’s need to replace a third-party supplier of raw materials or medical devices could considerably delay completion of our clinical trials, product testing and potential regulatory approval of our product candidates. Additionally, if our future manufacturers or we are unable to purchase these raw materials to commercially produce any of our product candidates that gains regulatory approvals, or if we are unable to purchase or manufacture medical devices with which we administer any of our product candidates, the commercial launch of our product candidates would be delayed or there would be a shortage in supply, which would impair our ability to generate revenues from the sale of our product candidates.

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

As of December 31, 2025, we had employed seventy-three people and a large part of our development efforts remains outsourced to consultants, CMOs and CROs, aiming to optimize cash utilization and to manage and operate our business in a highly efficient manner. We cannot ensure that we will be able to hire and/or retain adequate staffing levels to develop GH001 and GH002 or other potential product candidates, or to run our operations and/or to accomplish all of the objectives that we otherwise would seek to accomplish.

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

Our business is subject to risks associated with conducting business internationally. Accordingly, our future results could be harmed by a variety of factors, including:

•	economic weakness, including inflation, or political instability, in particular in foreign economies and markets;

•	differing and changing regulatory requirements, price controls and reimbursement regimes;

•	potentially reduced protection for our intellectual property rights;

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

Additionally, a significant number of components in our proprietary aerosol delivery device for GH001 are manufactured in China. As such, if the relationship between China and Taiwan materially deteriorates, or if a trade war or other series of events occur that disrupt our supply chain for these raw materials, this could disrupt our supply chain, adversely affect our ability to conduct ongoing and future clinical trials of our product candidates, and/or adversely affect our ability to commercialize our products (subject to regulatory approval). For further information regarding risks to our supply chain from our international operations, see the risk factor titled “We depend on third-party suppliers for key raw materials used in our manufacturing processes, as well as for the vaporization device used to administer GH001, and we expect to depend on third-party suppliers for the devices required for administration of GH002, some of which are our sole source of supply, and the loss of these third-party suppliers or their inability to supply us with adequate raw materials or medical devices could harm our business.”

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

The price of the securities of publicly traded emerging pharmaceutical and drug discovery and development companies has been highly volatile and is likely to remain highly volatile in the future. In the past, we have experienced such volatility in the price of our ordinary shares. The market price of our ordinary shares could be subject to wide fluctuations in response to many risk factors, some of which are beyond our control, including the following:

•	positive or negative results of testing and clinical trials by us, strategic partners or competitors;

•	delays in entering into strategic relationships with respect to development or commercialization of our GH001 and GH002 product candidates or any other product candidates;

•	entry into strategic relationships on terms that are not deemed to be favorable to us;

•	regulatory restraints impacting development of current or future product candidates;

•	technological innovations or commercial therapeutic introductions by competitors;

•	changes in government regulations and healthcare payment systems;

•	developments concerning proprietary rights, including patent and litigation matters;

•	public concern relating to the commercial value or safety of any of our GH001 and GH002 product candidates or any other product candidates;

•	negative publicity or public perception of the use of mebufotenin as a medical treatment;

•	financing or other corporate transactions, or the failure to obtain financing or enter into other corporate transactions;

•	publication of research reports or comments by securities or industry analysts;

•	the trading volume of our ordinary shares on the Nasdaq Global Market (referred to herein as Nasdaq);

•	sales of our ordinary shares by us, members of our senior management and directors or our shareholders or the anticipation that such sales may occur in the future;

•	general market conditions in the pharmaceutical industry or in the economy as a whole;

•	general economic, political, and market conditions and overall market volatility in the United States or the EU as a result of pandemics or similar events; and

•	other events and factors, many of which are beyond our control.

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

As of February 17, 2026, our officers, directors, 5% holders and their affiliates represented beneficial ownership, in the aggregate, of approximately 85.5% of our total outstanding ordinary shares, including 23.9% held by Florian Schönharting, the Chairman of our Board of Directors. As a result, these parties may be able to determine all matters requiring shareholder approval. For example, these shareholders may be able to exert control over our business, including significant corporate actions such as mergers, schemes of arrangement, sales of substantially all of our assets, and election, re-election and removal of directors. This may prevent or discourage unsolicited acquisition proposals or offers for our ordinary shares, or other such changes in control, that you may feel are in your best interest. The interests of this group of shareholders may not always coincide with your interests or the interests of other shareholders and they may act in a manner that advances their best interests and not necessarily those who purchase ordinary shares in the future, including seeking a premium value for their ordinary shares, and might affect the prevailing market price for our ordinary shares.

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

As a matter of Irish law, holders of our ordinary shares will have a preemption right with respect to any issuance of our ordinary shares for cash consideration or the granting of rights to subscribe for our ordinary shares for cash consideration, unless such preemption right is disapplied, in whole or in part, either in our Constitution (a copy of which is incorporated by reference as an Exhibit to this Annual Report) or by special resolution of our shareholders. The authorization of the directors to disapply such preemption rights must both be renewed by our shareholders at least every five years. Accordingly, at our annual general meeting of shareholders in 2025, our shareholders authorized our Board of Directors to opt out of these preemption rights as permitted under Irish law (for a period of five years, expiring on July 30, 2030). Thus, our Board of Directors will be permitted to issue up to all of our authorized but unissued share capital on a non-preemptive basis for cash consideration at any stage until 30 July 2030 (or such later data as approved by shareholders at a subsequent general meeting). In addition, even if the disapplication of preemption rights expires (and is not renewed by shareholders at a general meeting) or is terminated by our shareholders in a general meeting, due to laws and regulations in certain jurisdictions outside Ireland, shareholders in such jurisdictions may not be able to exercise their preemption rights unless we take action to register or otherwise qualify the rights offering under the laws of that jurisdiction. For example, in the United States, U.S. holders of our ordinary shares may not be able to exercise preemption rights unless a registration statement under the Securities Act is effective with respect to our ordinary shares issuable upon exercise of such rights or an exemption from the U.S. registration requirements is available. If shareholders in such jurisdictions are unable to exercise their preemption rights, their ownership interest would be diluted. Any future issuance of shares or debt instruments convertible into shares where preemption rights are not available or are excluded would result in the dilution of existing shareholders and reduce the earnings per share, which could have a material adverse effect on the price of shares.

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

Transfers of ordinary shares effected by means of the transfer of book entry interests in the Depository Trust Company, or DTC, should not be subject to Irish stamp duty where ordinary shares are traded through DTC, either directly or through brokers that hold such shares on behalf of customers through DTC. However, if you hold your ordinary shares directly rather than beneficially through DTC, any transfer of ordinary shares could be subject to Irish stamp duty, subject to the availability of a relief or exemption (currently at the rate of 1% of the higher of the price paid or the market value of the shares acquired). Payment of Irish stamp duty is generally a legal obligation of the transferee. The potential for stamp duty to arise could adversely affect the price of our ordinary shares.

Ireland’s Finance Act 2025 introduced a new exemption from Irish stamp duty (the “Market Capitalization Exemption”) under section 86B of the Irish Stamp Duties Consolidation Act, 1999 (the “Stamp Duties Act”) for transfers of shares in certain Irish incorporated companies where: (i) those shares are admitted to trading on a regulated market or multilateral trading facility (within the meaning of Directive 2014/65/EU of the European Parliament and of the Council of 15 May 2014 on markets in financial instruments and amending Directive 2002/92/EC and Directive 2011/61/EU) or a market located outside the European Union that is equivalent to a regulated market or multilateral trading facility; (ii) the closing market capitalization of the issuer is below the specified threshold of €1 billion on 1 December of the preceding year; and (iii) a valid notification has been made to the Irish Revenue Commissioners for the relevant year. Future transfers of our ordinary shares may be eligible for this exemption, subject to compliance with applicable notification requirements and other conditions under the Stamp Duties Act. There can be no assurance that we will qualify for this exemption in any particular year, or that the exemption will continue to be available, as eligibility depends on market capitalization thresholds, timely notification to the Irish Revenue Commissioners and other relevant conditions.

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

We believe that we were a PFIC for our 2025 taxable year, and we anticipate that we will likely be a PFIC in 2026 and potentially also in future years, which could subject U.S. investors in our ordinary shares to significant adverse U.S. federal income tax consequences.

Under the Internal Revenue Code of 1986, as amended, or the Code, we will be a PFIC for any taxable year in which, after the application of certain look-through rules with respect to our subsidiaries, either (1) 75% or more of our gross income consists of “passive income” or (2) 50% or more of the average quarterly value of our assets consists of assets that produce, or are held for the production of, “passive income.” Passive income generally includes dividends, interest, certain non-active rents and royalties, and capital gains. Based on our current operations, income, assets and certain estimates and projections, including as to the relative values of our assets, including goodwill, which is based on the price of our ordinary shares, we believe that we were a PFIC for our 2025 taxable year due to the interest income we recognized (which is passive income for purposes of the PFIC rules) and the fact that we generated no other active income. Additionally, we expect a similar income composition in 2026 and, therefore, we anticipate that we will likely be a PFIC in 2026 and may also be a PFIC in future taxable years. However, because our PFIC status is a factual annual determination that can be made only after the end of the relevant taxable year, our PFIC status for 2026 or any future taxable year is uncertain. Prospective investors should invest in our ordinary shares only if they are willing to bear the U.S. federal income tax consequences associated with an investment in a PFIC.

If we are a PFIC for any taxable year during which a U.S. investor holds ordinary shares, we generally would continue to be treated as a PFIC with respect to that U.S. investor for all succeeding years during which the U.S. investor holds ordinary shares, even if we ceased to meet the threshold requirements for PFIC status. Such a U.S. investor would generally be subject to adverse U.S. federal income tax consequences, including (1) the treatment of all or a portion of any gain on disposition of the ordinary shares as ordinary income; (2) the application of a deferred interest charge on such gain and the receipt of certain dividends; and (3) certain reporting requirements. A “mark-to-market” election may be available that will alter the consequences of PFIC status if our ordinary shares are regularly traded on a qualified exchange. If we provide certain information to U.S. investors, a “qualified electing fund” election also may be available that will alter the consequences of PFIC status. For further discussion, see “Item 10. Additional Information—E.  Taxation—Material U.S. Federal Income Tax Consequences for U.S. Holders”.

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

As a foreign private issuer, we are exempt from the rules and regulations under the Exchange Act related to the furnishing and content of proxy statements. Our officers, directors and principal shareholders are also exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. Pursuant to the National Defense Authorization Act for Fiscal Year 2026, our officers and directors will become subject to the reporting provisions contained in Section 16 of the Exchange Act beginning March 18, 2026. In addition, we are not required under the Exchange Act to file reports and financial statements with the SEC as frequently or as promptly as U.S. domestic companies whose securities are registered under the Exchange Act and we are exempt from filing quarterly reports with the SEC under the Exchange Act. Moreover, we are not required to comply with Regulation FD, which restricts the selective disclosure of material information, although we have voluntarily formed a disclosure committee consisting of certain of our officers to monitor and review disclosures made by the Company. These exemptions and leniencies will reduce the frequency and scope of information and protections to which you may otherwise have been eligible in relation to a U.S. domestic issuer.

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

While we currently qualify as a foreign private issuer, the determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter and, accordingly, the next determination will be made with respect to us on June 30, 2026.

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

Under Irish law, our authorized share capital can be increased by an ordinary resolution of our shareholders and the directors may issue new ordinary shares up to a maximum amount equal to the authorized but unissued share capital, without shareholder approval, once authorized to do so by our Constitution or by an ordinary resolution of our shareholders. Additionally, subject to specified exceptions, Irish law grants statutory preemption rights to existing shareholders where shares are being issued for cash consideration but allows shareholders to disapply such statutory preemption rights either in our Constitution or by way of special resolution of our shareholders. Such disapplication can either be generally applicable or be in respect of a particular allotment of shares. The authorization of the directors to issue shares and the disapplication of statutory preemption rights must both be renewed by the shareholders at least every five years. Accordingly, at our annual general meeting of shareholders in 2025, our shareholders authorized our Board of Directors to issue ordinary shares up to the amount of our authorized share capital, and to opt out of the statutory pre-emption right for such issuances. Under Irish law, these authorizations will expire on July 30, 2030, five years after our shareholders renewed these authorizations. We cannot provide any assurance that these authorizations will always be approved, which could limit our ability to issue equity and thereby adversely affect the holders of our securities.

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

The Screening of Third Country Transactions Act 2023 of Ireland, or the FDI Act established a foreign direct investment screening system in Ireland. The FDI Act requires parties to certain acquisition and/or investment transactions involving (i) Irish companies and business undertakings in a range of sectors (including critical health infrastructure); and (ii) acquiring/investing parties established in countries outside of the EEA and Switzerland, or third countries, to provide notice of such transactions to the Irish Minister for Enterprise, Trade and Employment for prior approval. The Minister will then determine if the relevant transaction poses a risk to Ireland’s security or public order and may, where deemed appropriate, prevent the transaction from being consummated or otherwise impose conditions on the transaction. The Minister may also review transactions for which he/she has not received notice, if the Minister has reasonable grounds for believing that a given transaction poses a risk to Ireland’s security or public order, whether such transaction has been completed or not. The FDI Act also results in increased information sharing and co-operation with other Member States of the EU in light of the EU Investment Screening Regulation (Regulation (EU) 2019/452). Accordingly, the application of the FDI Act may, if it applies to our activities, delay or restrict the ability of certain third parties outside of the EEA and Switzerland to acquire our ordinary shares or certain of our assets.

Risks Related to Our Controls Over Financial Reporting

Failure to maintain proper and effective internal control over financial reporting may hinder our ability to accurately report our financial results or prevent fraud. As a result, shareholders could lose confidence in our financial and other public reporting, which would harm our business and the trading price of our ordinary shares.

Ensuring that we have adequate internal financial and accounting controls and procedures in place so that we can produce accurate financial statements on a timely basis is a costly and time-consuming effort that needs to be re-evaluated frequently. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with generally accepted accounting principles. We are required pursuant to Section 404 of the Sarbanes-Oxley Act to maintain internal control over financial reporting and to assess and report on the effectiveness of those controls. This assessment includes disclosure of any material weaknesses identified by our management in our internal control over financial reporting. Our management concluded that our internal controls over financial reporting were effective, as of the year ended December 31, 2025. For more information, see “Item 15. Controls and Procedures—B. Management’s Annual Report on Internal Control Over Financial Reporting”. However, any future failure to maintain adequate internal controls or produce accurate financial statements on a timely basis could increase our operating costs and harm our business. In addition, investors’ perceptions that our internal controls are inadequate or that we are unable to produce accurate financial statements on a timely basis may harm the price of our ordinary shares.

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

Our principal expenditures since January 1, 2023 have been our research and development expenses, as more fully described elsewhere in this Annual Report.

B.	Business Overview

We are a clinical-stage biopharmaceutical company dedicated to transforming the lives of patients by developing a practice-changing treatment in depression. Our initial focus is on developing our novel and proprietary mebufotenin therapies for the treatment of patients with treatment-resistant depression, or TRD.

Our portfolio currently includes GH001, our proprietary inhalable mebufotenin product candidate and GH002, our proprietary intravenous mebufotenin product candidate. While GH001 is currently delivered via a vaporization device produced by a third party, we are developing a proprietary aerosol delivery device, which is currently in clinical investigation in Europe. We have completed two Phase 1 healthy volunteer clinical trials for GH001 (GH001-HV-101 and GH001-HV-103), in which administration of GH001 via inhalation was observed to be well tolerated at the investigated single dose levels and in an individualized dosing regimen, or IDR, with intra-subject dose escalation within a single day. We have also completed a Phase 1/2 clinical trial in patients with TRD (GH001-TRD-102) and a multi-center, randomized, double-blind, placebo-controlled Phase 2b trial with an Open-Label Extension of GH001 in patients with TRD (GH001-TRD-201). Based on observed clinical activity in these clinical trials, we believe that administration of GH001 has the potential to induce ultra-rapid remissions as measured by the Montgomery–Åsberg Depression Rating Scale, or MADRS in TRD patients.

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

With our lead product candidate GH001, we have completed two Phase 1 clinical trials in healthy volunteers (GH001-HV-101 and GH001-HV-103), a Phase 1/2 trial in TRD (GH001-TRD-102) and two Phase 2a proof-of-concept trials, one in BDII and one in PPD.  We have also completed our investigation of GH001 in a multi-center, randomized, double-blind, placebo-controlled Phase 2b trial (GH001-TRD-201) in TRD, which included a 6-month open-label extension. For our completed trials, we purchased a vaporization device from a third-party manufacturer with which we administered GH001. In 2021, we, with a contract development and manufacturing organization, or CDMO, initiated the development of a proprietary aerosol delivery device for GH001 for use in our pivotal clinical trial program, which we expect to initiate in 2026, and for commercial use. Based on our development progress, we submitted an investigational new drug application, or IND, for GH001, delivered with this proprietary device, to the U.S. Food and Drug Administration, or FDA, in August of 2023. As previously announced in September 2023, at the end of the 30-day statutory IND review period, the FDA advised us that it had placed our IND on clinical hold, and in October 2023, with a formal clinical hold letter, the FDA requested that we provide (i) an inhalation toxicology study in a non-rodent species and an additional inhalation toxicology study in rats, related to respiratory tract histology findings from a previously completed inhalation toxicology study in rats, (ii) additional device design verification information and (iii) updates to our investigator brochure. In November 2025, we submitted a complete response to the clinical hold and in December 2025, the hold was lifted by the FDA. In parallel, we are conducting the Phase 1 healthy volunteer clinical pharmacology trial (GH001-HV-106) using our proprietary device in the United Kingdom. GH002 is our second mebufotenin product candidate, formulated for administration via a proprietary intravenous injection approach. We have completed a randomized, double-blind, placebo-controlled, dose-ranging clinical pharmacology trial of GH002 in healthy volunteers (GH002-HV-105). We anticipate developing GH002 within our focus area of psychiatric and neurological disorders.

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

Somatic Therapies

Severe TRD patients who have undergone several courses of therapy are often treated with resource-intensive somatic therapies like ECT, rTMS, VNS, or DBS. These therapies are generally administered in inpatient settings. These treatments are typically reserved for patients who have not adequately responded to other treatments and are characterized as high-cost treatment options with limited reimbursement.

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

Our Mebufotenin Product Candidates

Inhalable Mebufotenin Product Candidate – GH001

Summary

Our lead mebufotenin product candidate, GH001, is formulated for administration via a proprietary inhalation approach. For GH001, we use synthetically developed, pharmaceutical grade mebufotenin free base, manufactured in accordance with current Good Manufacturing Practices, or cGMP, standards. We are currently investigating administration of GH001 as a single-dose regimen and in an IDR, where up to three escalating doses of GH001 are administered via inhalation on a single day. We have completed two Phase 1 healthy volunteer clinical trials for GH001 (GH001-HV-101 and GH001-HV-103), in which administration of GH001 via inhalation was observed to be well tolerated at the investigated single dose levels and in the IDR. We have also completed an open-label, single-arm Phase 1/2 trial in patients with TRD (GH001-TRD-102), two Phase 2a proof-of-concept trials, one in BDII and one in PPD, as well as a  multi-center, randomized, double-blind, placebo-controlled Phase 2b clinical trial with an Open-Label Extension of GH001 in patients with TRD. We are currently investigating GH001 in a Phase 1 clinical pharmacology trial to evaluate our proprietary aerosol delivery device for administration of GH001 in healthy volunteers (GH001-HV-106).

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

Phase 2b: Randomized, Double-Blind, Placebo-Controlled Clinical Trial with an Open-Label Extension of GH001 in Patients with TRD (GH001-TRD-201, NCT05800860)

We have completed an open-label extension part of a multi-center, randomized, double-blind, placebo-controlled Phase 2b clinical trial of GH001 in patients with TRD.

Trial Design

The trial consisted of two parts, as depicted below: Part 1, which was a 7-day randomized, double-blind, placebo-controlled phase, and Part 2, which was a 6-month open-label extension, or OLE, phase. The trial recruited 81 patients with TRD. In the double-blind, or DB, part, 40 patients received GH001 and 41 received placebo, with all patients directly transitioning into Part 2 on Day 8. Patients were administered an individualized dosing regimen, or IDR, of up to three escalating doses of GH001 or up to three doses of placebo on a single day.  Psychotherapeutic intervention was not a component of either part of this trial. All patients in the trial had (i) moderate to severe depression, (ii) experienced a recurrent or single MDD episode (per DSM-5 criteria) without psychotic features, with a current episode of at least 2 years, (iii) failed between 2 and 5 antidepressants prior to enrollment and (iv) taken antidepressant treatments at least at the minimum applicable dose for at least 6 weeks.

In both parts, GH001 was administered as an IDR consisting of up to 3 increasing doses of GH001 (6 mg, 12 mg, and 18 mg) given at a planned 1-hour interval.
•	In the DB Part 1, patients received either a single GH001 IDR or placebo IDR.
•
In the OLE Part 2, patients received up to 5 GH001 IDRs as needed across 6 months, based on specific re-treatment criteria. Re-treatment criteria included the severity of depression and the effectiveness, tolerability and number of previous IDRs.

Patients between the ages of 18 to 64 years (inclusive) were eligible to be enrolled in the trial, with GH001 to be administered without additional mandated visits for psychological intervention.

The primary endpoint was to assess the effects on the severity of depression, as assessed by the mean change in MADRS from baseline to Day 8 at the end of the DB phase. The MADRS is a widely accepted scale for depression that ranges from zero to 60 that has been used as a primary endpoint in pivotal trials of other depression treatments. The FDA draft guidance for industry “Major Depressive Disorder: Developing Drugs for Treatment” highlights that for rapid-acting anti-depressants, efficacy generally should be demonstrated within 1 week for a rapid-acting antidepressant.

DB Results: Patient Disposition and Characteristics

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

1 For patients in the GH001/placebo groups, up to 3 doses of GH001 or placebo were administered;2 Includes all patients who received respective dose of GH001/placebo, irrespective of total dose
Abbreviations: BMI = Body mass index; HAM-D-17 = Hamilton Rating Scale for Depression; MADRS = Montgomery-Åsberg Depression Rating Scale; MDE = Major Depressive Episode; IDR = Individualized dosing regimen; SD = Standard deviation; PBO = Placebo

DB Results: Safety

GH001 was well tolerated and no serious adverse events were reported in the DB part of the trial.
•	All TEAEs were mild or moderate with no severe adverse events observed.
•	The most common TEAEs in patients treated with GH001 were nausea, salivary hypersecretion, paresthesia, headache, and dysgeusia. There were no TEAEs of flashbacks reported.
•
No clinically significant changes were observed in any of the safety laboratory analyses or vital parameters, including heart rate, blood pressure and ECG, and there were no adverse events, or AEs, related to vital signs.

•	There were no TEAEs leading to study drug withdrawal or early withdrawal from the DB part of the trial.
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

1TEAE=AE that emerges after the start of study drug dosing having been absent pretreatment, or an AE that worsens in severity relative to a pretreatment onset
2 Number of events for mild, moderate and severe TEAEs represents total number of events of each severity
3Treatment-related TEAE/SAE is any TEAE/SAE that is possibly or probably related to the study drug
4SAE=any untoward medical occurrence of effect at any dose that a) results in death, b) is life threatening, c) requires inpatient hospitalization or prolongation of hospitalization, d) results in persistent or significant disability or incapacity, e) is a congenital anomaly or birth defect, f) any other important medical event
Abbreviations: AESI = Adverse event of special interest; Pts = Patients; SAE = Serious adverse event; TEAE = Treatment-emergent adverse event; MedDRA = Medical dictionary for regulatory activities; PT = Preferred term

DB Results: Efficacy

As shown in the below figure, the primary endpoint of the trial was met with a significant reduction from baseline of -15.2 points in MADRS total score on Day 8 after administration of GH001, compared with +0.3 points in the placebo group (difference of -15.5 points, p<0.0001, Cohen’s d = 2.0).

All secondary endpoints in the trial were met, with results consistent with the primary endpoint. As shown in the below figure, the majority of the patients treated with GH001 achieved remission (MADRS≤10) and were responders (MADRS reduction ≥50%) at 2 hours, Day 2 and Day 8. Remission and response rates with GH001 were significantly greater than placebo at all timepoints (p<0.0001). Treatment with GH001 led to clinically and statistically significant improvements on the Clinical Global Impression Severity,  or CGI-S, and Hamilton Anxiety Rating, or HAM-A, scales, and the Quality of Life Enjoyment and Satisfaction Questionnaire, or Q-LES-Q-SF Questionnaire, on Day 8, compared with placebo.

Open-Label Results:

In the OLE part, 63 patients completed the full 6-month follow-up and 18 patients discontinued, with one patient’s discontinuation due to an AE.

Of the 63 patients who completed the OLE:

•	73.0% of patients were in remission (MADRS≤10) at the 6-month visit and 79.4% were responders (MADRS reduction ≥50%), with an average of 4 treatments over the 6-month period;
•	Mean MADRS total score at 6 months was 9.4;
•	63.5% (n=40) of patients received 1-4 treatments with GH001;
•
90.0% of patients who had remission at Day 8, also had remission at 6 months (patients who completed the 6-month OLE follow-up per protocol; patients who terminated early are excluded; n=63 patients in total).

Safety analysis confirmed that all patients from the DB part continued in the OLE and there were no treatment related serious adverse events during the full 6-month duration of the trial. No treatment-emergent events of suicidal intent or suicidal behavior occurred during the 6-month duration of the trial. The psychoactive experience had a median duration of 11 minutes across the DB and OLE parts of the trial.

Across the DB and OLE, patients were deemed discharge ready by 1-hour from dose administration at 99% of treatment visits.

Ongoing Clinical Trials with GH001

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

Regulatory Interactions

Following a type C meeting with the FDA in May 2023, in August 2023 we submitted an IND for GH001, delivered with our proprietary aerosol delivery device, to the FDA. As previously announced in September 2023, at the end of the 30-day statutory IND review period, the FDA advised us that it had placed our IND on clinical hold, and in October 2023, with a formal clinical hold letter, the FDA requested that we provide (i) an inhalation toxicology study in a non-rodent species and an additional inhalation toxicology study in rats, related to respiratory tract histology findings from a previously completed inhalation toxicology study in rats, (ii) additional device design verification information and (iii) updates to our investigator brochure.

In November 2025, we met with the FDA and we submitted a complete response to the clinical hold and in December 2025, the hold was lifted by the FDA. The IND-opening trial will be a Phase 1 clinical trial in healthy volunteers to confirm the pharmacokinetics, pharmacodynamics and safety of GH001 delivered via our proprietary aerosol delivery device (GH001-HV-109).

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

Completed Clinical Trials with GH002

Phase 1: Clinical Pharmacology Trial with GH002 in Healthy Volunteers (GH002-HV-105, NCT05753956)

We have completed a Phase 1 clinical pharmacology trial of GH002 in healthy volunteers that was conducted in the Netherlands and top-line results are available.

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

GH001, our inhalable mebufotenin product candidate, has been vaporized using an inhalation device purchased from a third party, which is a CE-marked medical device in the EU and licensed as a medical device in Canada and Australia. This device has been used in our Phase 2b trial in TRD patients (GH001-TRD-201) and in our completed Phase 2a trials in bipolar II disorder (GH001-BD-202) and postpartum depression (GH001-PDD-203). We have worked with a CDMO to develop a proprietary delivery device for GH001. Our proprietary device, as well as the third party device, is included in a Phase 1 clinical pharmacology trial in healthy volunteers (GH001-HV-106) designed to support bridging to the clinical data generated with the third-party device used in our completed clinical trials, following which we intend to use our proprietary device in our pivotal clinical trial program and for commercial supply. In advance of our pivotal program, we intend to execute a Phase 1 PK / PD study in the US under our open IND with our proprietary delivery device.

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

Manufacturing and Supply

We do not own or operate, and currently have no plans to establish, any manufacturing facilities. We rely on CDMOs to further develop and synthesize the API that is contained in our GH001 and GH002 product candidates and to further develop and manufacture our product candidates. The manufacturing processes are contracted so that the relevant API and product candidate manufacturing steps are compliant with cGxP. We expect to continue to rely upon third parties for the development and production of all clinical supply API and drug product that we may use. We also use contract manufacturers to fill, label, package, store and distribute our product candidates. We currently rely on two suppliers for each of our API and our GH001 product candidate, and because we maintain only a limited supply of API and GH001 product candidate we may not be able to avoid a material disruption in the event of any need to replace one or more of our suppliers. We are working with a CDMO to develop a proprietary delivery device for GH001 for use in our pivotal clinical trial program and for commercial use.

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

Based on the current understanding of regulatory agencies, TRD encompasses patients who have not been helped by two or more MDD pharmacotherapies. Currently, only two pharmacotherapies are approved specifically for TRD in the United States: SPRAVATO® (esketamine), marketed by Janssen, which is an NMDA receptor antagonist; and olanzapine and fluoxetine hydrochloride capsules, which are available generically. Because of this, antidepressants indicated for use in MDD are frequently prescribed, combined or augmented with a second agent to treat TRD patients. Several biopharmaceutical companies have therapies, including other tryptamine compounds, in preclinical and clinical development being evaluated or planned to be evaluated in mental illness, including in TRD patients, including AtaiBeckley, Axsome Therapeutics, COMPASS Pathways, Helus Pharma and Definium Therapeutics.  Of the programs with other tryptamine compounds, the most advanced is COMPASS Pathways’ investigational therapy COMP360 given in conjunction with psychological support, for which results of a Phase 2b trial in TRD have been reported and a Phase 3 program has been initiated.

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

Intellectual Property

Patent Strategy

Our commercial success is, in some part, linked to obtaining, maintaining and enforcing intellectual property rights protection in patents, trade secrets and other proprietary rights in the United States, EU and other jurisdictions. We plan to continue to strategically protect our innovations with parallel patent protection and regulatory and market exclusivity. We also may rely on trade secrets and know-how relating to our proprietary technologies, on continuing innovation and on future in-licensing opportunities to develop, strengthen and maintain the strength of our competitive position.

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

Four of our patent families are directed to our proprietary device. The pending patent applications in these families, if issued, would have expected expiry dates of no earlier than 2044 or later, not including any patent term extensions and/or patent term adjustments.

We also own design patent applications directed to our proprietary device, one of which has been granted in the US, which is expected to expire in 2040, and one in Europe, which is expected to expire in 2049.

Two of our patent families are directed to manufacturing methods for the preparation of mebufotenin. These patent families include patents issued in at least Europe.  The issued patents in these families, and the pending patent applications if issued, have expected expiry dates of no earlier than 2040.

In total, we have over 300 patent applications pending globally, including in the United States, Australia, Brazil, Canada, China, Europe, Hong Kong, Israel, India, Japan, Korea, and Taiwan, as well as pending international applications under the Patent Cooperation Treaty, or PCT.

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

In a drug-device combination product, where the device component is a pre-filled drug delivery device, the primary mode of action is typically a drug mode of action with the Center for Drug Evaluation and Research, or CDER, as the lead Center. CDER would review the NDA in consultation with the Center for Devices and Radiological Health on device-specific issues. For co-packaged or single entity combination products, such as pre-filled drug delivery devices, there are two ways to comply with cGMP requirements. Manufacturers can either (i) demonstrate compliance with all cGMP regulations applicable to each of the constituent parts in the combination product or (ii) in the case of drug-device combination products, demonstrate compliance with either the drug cGMP regulations or the device quality management system requirements, or device QMSR, and also demonstrate compliance with additional provisions from the other of these two sets of cGMP requirements, as specified in the combination products regulations.

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

The various states within the United States also maintain separate controlled substance laws and regulations, including licensing, record keeping, security, distribution and dispensing requirements. The state laws and regulations classify controlled substances into certain schedules, similar to federal law and regulations.  Drugs scheduled or rescheduled at the federal level must also be independently scheduled at the state level before they can be commercially marketed. State authorities, including boards of pharmacy, regulate use of controlled substances in each state.

Failure to maintain compliance with applicable requirements, particularly as manifested in the loss or diversion of controlled substances, can result in enforcement action that could have a material adverse effect on our business, operations and financial condition. The DEA, and potentially some state agencies, may seek civil penalties, refuse to renew necessary registrations or initiate proceedings to revoke those registrations. In certain circumstances, violations could lead to criminal prosecution.

The United States and the majority of countries are signatories to the UN international drug control treaties which dictate certain scheduling, licensing, restrictions and other requirements involving controlled substances. Because mebufotenin is classified as a Schedule I controlled substance under the UN Convention on Psychotropic Substances, 1971, most countries maintain laws and regulations comparable to those in the United Stated related to mebufotenin and other controlled substances.

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

Clinical Trial Approval

In the EU, an applicant for authorization of a clinical trial must obtain prior approval from the national competent authority of the EU Member States in which the clinical trial is to be conducted. Furthermore, the applicant may only start a clinical trial at a specific study site after the relevant independent ethics committee has issued a favorable opinion in relation to the clinical trial. In April 2014, the EU adopted a new Clinical Trials Regulation (EU) No 536/2014, which replaced the previous Clinical Trials Directive 2001/20/EC. It has reshaped the system of approvals for clinical trials in the EU. Specifically, the new legislation, which is directly applicable in all EU member states (meaning that no national implementing legislation in each EU member state is required), aims at simplifying and streamlining the approval of clinical trials in the EU. For instance, the new Clinical Trials Regulation provides for a streamlined application procedure via a single-entry point—the Clinical Trials Information System, or CTIS, and strictly defined deadlines for the assessment of clinical trial applications. The Clinical Trials Regulation (EU) No. 536/2014 became applicable on January 31, 2022 and contained a three-year transition period which offered sponsors the possibility to choose whether to submit a new clinical trial application under the Clinical Trials Directive 2001/20/EC or the Clinical Trials Regulation (EU) No 536/2014. If the sponsor opted to submit under the Clinical Trials Directive 2001/20/EC and the clinical trial was still ongoing by the end of the transition period, the sponsor was required to transfer the clinical trial to the CTIS by January 31, 2025. Since January 31, 2023, all new clinical trial applications must be made via the CTIS, and all ongoing clinical trials must be conducted under the Clinical Trials Regulation (EU) No 536/2014.

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

Coverage, Pricing and Reimbursement

Significant uncertainty exists as to the coverage and reimbursement status of any product candidates for which we obtain regulatory approval. In the United States and markets in other countries, sales of any mebufotenin therapy for which we receive regulatory approval for commercial sale will depend, in part, on the availability of coverage and reimbursement for our products from third-party payors, such as government healthcare programs (e.g., Medicare, Medicaid and TRICARE), managed care providers, private health insurers, health maintenance organizations and other organizations. These third-party payors decide which medications they will pay for and will establish reimbursement levels. Third-party payors may also limit coverage to specific products on an approved list, or formulary, which might not include all of the FDA-approved products for a particular indication. The availability of coverage and extent of reimbursement by governmental and other third-party payors is essential for most patients to be able to afford treatments such as novel therapies. In the United States, the principal decisions about reimbursement for new medicines are typically made by the Centers for Medicare & Medicaid Services, or CMS. CMS decides whether and to what extent our products will be covered and reimbursed under Medicare. Although private third-party payors tend to follow Medicare practices, no uniform or consistent policy of coverage and reimbursement for drug products exists among third-party payors. Factors payors consider in determining reimbursement are based on whether the product is:

•	a covered benefit under its health plan;

•	safe, effective and medically necessary;

•	appropriate for the specific patient;

•	cost-effective; and

•	neither experimental nor investigational.

Our ability to successfully commercialize our product candidates, whether as a single agent or combination therapy, will depend in part on the extent to which coverage and adequate reimbursement for our products and related treatments will be available from third-party payors. Moreover, the process for determining whether a payor will provide coverage for a product may be separate from the process for setting the reimbursement rate that the payor will pay for the product, and a payor’s decision to provide coverage for a product does not imply that an adequate reimbursement rate will be approved. Coverage policies and third-party reimbursement rates may change at any time. Even if favorable coverage and reimbursement status is attained for one or more products for which we receive marketing approval, less favorable coverage policies and reimbursement rates may be implemented in the future.

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

•	a common criterion relied upon by almost all EU Member States for pricing decisions is international reference pricing (the methodology and weight to be attached varies between countries);

•
reimbursement decisions in EU/EEA are typically based on various forms of health technology assessment, including cost effectiveness determinations. From 2025, the EU’s Health Technology Assessment Regulation (Regulation (EU) 2021/2282), or HTA Regulation, will start to come into effect providing for a common assessment of clinical effectiveness to be taken into account by national reimbursement authorities across EU/EEA; and

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

•
Analogous state and foreign equivalents of each of the healthcare laws and regulations described above, such as anti-kickback and false claims laws, which may apply to items or services reimbursed by any third-party payor, including commercial insurers or patients; state and local marketing and/or transparency laws applicable to manufacturers that may be broader in scope than the federal requirements; state laws that require pharmaceutical companies to comply with the pharmaceutical industry voluntary compliance guidelines and other relevant compliance guidance promulgated by the federal government, such as the April 2003 Office of Inspector General Compliance Program Guidance for Pharmaceutical Manufacturers and/or the Pharmaceutical Research and Manufacturers of America’s Code on Interactions with Healthcare Professionals; state laws that require the reporting of information related to drug pricing; state laws that require drug manufacturers to report information related to payments and other transfers of value to physicians and other healthcare providers or marketing expenditures and pricing information; state and local laws that require the licensure and/or registration of pharmaceutical sales representatives; and state and foreign laws governing the privacy and security of health information that may be more stringent than those in the United States (such as the EU, which adopted the GDPR), many of which differ from each other in significant ways and often are not preempted by HIPAA, thus complicating compliance efforts.

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

Other Healthcare Laws and Compliance Requirements outside the United States

Outside of the United States, individual countries impose a variety of anti-corruption laws, most notable of which is the UK Bribery Act 2010 because of its apparent extra-territorial effect. Within the EU, our operations will be subject to anti-corruption laws in most member states. There is a heightened risk both from application of the FCPA and from national laws in many European and other countries because many of their healthcare professionals are categorized as government officials. These laws will impose a variety of strictures on our business which are time consuming and expensive, including limiting engagements with healthcare professionals, the requirement to obtain prior authorizations for promotional activities from employers and/or government or industry bodies, and the requirement to supply transparency information regarding the interactions. Failure to comply with these laws is potentially very costly and can lead to reputational damage, fines, penalties and imprisonment as well as investigations and additional oversight of our business activities.

Regulations Governing the Use, Processing and Cross-border Transfer of Personal Information

In the event we decide to conduct future clinical trials in Europe, the United States or other jurisdictions, we may be subject to additional privacy and data protection requirements and restrictions. The collection, use, storage, disclosure, transfer or other processing of personal data regarding individuals in the EEA, including personal health data, is subject to EU and national level data protection and privacy laws including, most notably, the GDPR, which became effective on May 25, 2018. The GDPR is wide-ranging in scope and imposes numerous requirements on entities that process personal data, including requirements relating to processing health and other sensitive data, obtaining consent of the individuals to whom the personal data relates in certain circumstances, providing information to individuals regarding data processing activities, implementing safeguards to protect the security and confidentiality of personal data, providing notification of data breaches and taking certain measures when engaging third-party processors that will have access to personal data. The GDPR also imposes strict rules on the transfer of personal data to countries outside the EEA, including the United States. Entities that fail to comply with the requirements of the GDPR may be subject to very significant penalties, including potential fines of up to the greater of €20 million or 4% of annual global revenue. The GDPR increases our responsibility and liability in relation to personal data that we process where such processing is subject to the GDPR, and we may be required to put in place additional mechanisms to ensure compliance with the GDPR, including as implemented by individual countries. Compliance with the GDPR is a rigorous, costly and time-intensive process that increases our cost of doing business and requires us to put in place specific  business practices, and despite those efforts, there is a risk that we may be subject to fines and penalties, litigation and reputational harm in connection with our European personal data processing activities.

In the United States, numerous federal and state laws and regulations, including state data breach notification laws, state health and personal information privacy laws, and federal and state consumer protection laws, govern the collection, use, processing, storage, transmission, disclosure, destruction and protection of health-related and other personal information. For example, the California Consumer Privacy Act of 2018, or CCPA, became effective on January 1, 2020, and created new individual privacy rights for California consumers and placed increased privacy and security obligations on entities handling certain personal data of California consumers. The CCPA requires companies subject to the legislation to provide new disclosure to consumers about such companies’ data collection, use and sharing practices and provide such consumers new ways to opt-out of certain sales or transfers of personal information. The CCPA provides for civil penalties as well as a private right of action for certain data breaches that result in the loss of personal information. This private right of action may increase the likelihood of, and risks associated with, data breach litigation. In addition, the California Privacy Rights Act of 2020, or CPRA, went into effect on January 1, 2023. The CPRA, among other things, gives California residents the ability to limit the use of their personal information, further restricts the use of cross-contextual advertising, establishes restrictions on the retention of personal information, expands the types of data breaches subject to the CCPA’s private right of action and establishes a new California Privacy Protection Agency to implement and enforce the CCPA and CPRA. Other states and the U.S. federal government are considering comprehensive privacy laws, and on January 1, 2023, the Virginia Consumer Data Protection Act became effective, which contains provisions that require businesses subject to the legislation to conduct data protection assessments in certain circumstances and that require opt-in consent from Virginia consumers to process certain sensitive personal information. In addition, Colorado enacted the Colorado Privacy Act, and Connecticut enacted the Connecticut Data Privacy Act, each of which took effect on July 1, 2023, and Utah enacted the Consumer Privacy Act, which became effective on December 31, 2023. Several other states, including New Hampshire, Delaware, Nebraska, Nevada and Oklahoma have also enacted privacy laws that have recently taken effect. Moreover, laws in all 50 U.S. states require businesses to provide notice to consumers whose personal information has been disclosed as a result of a data breach. These state laws, and such other proposed legislation, if enacted, may add additional complexity, variation in requirements, restrictions and potential legal risk, require additional investment of resources in compliance programs, impact strategies and the availability of previously useful data and could result in increased compliance costs and/or changes in business practices and policies.

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

Healthcare Reform

The U.S. government, state legislatures and foreign governments have shown significant interest in implementing cost containment programs to limit the growth of government-paid healthcare costs pharmaceutical costs. This has resulted in several presidential executive orders, Congressional inquiries, and proposed and enacted federal and state legislation designed to, among other things, bring more transparency to product pricing, review the relationship between pricing and manufacturer patient programs, control the costs of drugs, including under Medicare and Medicaid, restrict reimbursement, require the substitution of generic products for branded prescription drugs, and reform government program reimbursement methodologies for drug products. For example, under the American Rescue Plan Act of 2021, effective January 1, 2024, the statutory cap on Medicaid Drug Rebate Program rebates that manufacturers pay to state Medicaid programs was eliminated. Elimination of this cap has, in some cases, required pharmaceutical manufacturers to pay more in rebates than they received on the sale of products. Further, the Infrastructure Investment and Jobs Act added a requirement, effective January 1, 2023, for manufacturers of certain single-source drugs (including biologics and biosimilars) separately paid for under Medicare Part B for at least 18 months and marketed in single-dose containers or packages (known as refundable single-dose containers or single-use package drugs) to provide annual refunds for any portions of the dispensed drug that are unused and discarded if those unused or discarded portions exceed an applicable percentage defined by statute or regulation. Manufacturers are subject to periodic audits and those that fail to pay refunds for their refundable single-dose containers or single-use package drugs shall be subject to civil monetary penalties. There have also been and continue to be a number of other initiatives at the United States federal and state levels that seek to reduce healthcare costs, including the Budget Control Act which, subject to certain temporary suspension periods, imposed 2% reductions in Medicare payments to providers per fiscal year starting April 1, 2013, and, due to subsequent legislative amendments to the statute, will remain in effect through 2032, unless additional Congressional action is taken. Healthcare reforms that have been adopted, and that may be adopted in the future, could result in further reductions in coverage and levels of reimbursement for pharmaceutical products, increases in rebates payable under U.S. government rebate programs and additional downward pressure on pharmaceutical product prices.

Several healthcare reform proposals culminated in the enactment of Inflation Reduction Act, or IRA, which, among other things, requires HHS to directly negotiate the selling price of a statutorily specified number of drugs and biologics each year that CMS reimburses under Medicare Part B and Part D. The negotiated price may not exceed a statutory ceiling price. Only high-expenditure single-source drugs that have been approved for at least 7 years (11 years for single-source biologics) are eligible to be selected by CMS for negotiation, with the negotiated price taking effect two years after the selection year. For 2026, the first year in which negotiated prices become effective, CMS selected 10 high-cost Medicare Part D products in 2023, negotiations began in 2024, and the negotiated maximum fair price for each product has been announced. In addition, CMS selected and announced the negotiated maximum fair price for 15 additional Medicare Part D drugs, which will become effective in 2027. For 2028, CMS selected an additional 15 drugs, comprised of drugs covered under Medicare Part D and, for the first time, drugs payable under Medicare Part B. For 2029 and subsequent years, 20 Part B or Part D drugs will be selected. Currently, a drug or biological product that has an orphan drug designation for only one rare disease or condition will be excluded from the IRA’s price negotiation requirements, but will lose that exclusion if it receives designations for more than one rare disease or condition, or if is approved for an indication that is not within that single designated rare disease or condition, unless such additional designation or such disqualifying approvals are withdrawn by the time CMS evaluates the drug for selection for negotiation. However, as a result of a statutory amendment enacted in July 2025, beginning with the 2028 negotiated price applicability year, a drug may be designated for more than one rare disease or condition and still be excluded from price negotiation, as long as the only approved indications are for such rare diseases or conditions. The IRA also imposes rebates on Medicare Part D and Part B drugs whose prices have increased at a rate greater than the rate of inflation, and in November 2024, CMS finalized regulations for the Medicare Part B and Part D inflation rebates. The IRA also eliminated, beginning in 2025, the coverage gap under Medicare Part D by significantly lowering the enrollee maximum out-of-pocket cost and requiring manufacturers, in order for their drugs to be reimbursed by Medicare Part D, to subsidize, through a newly established manufacturer discount program, 10% of Part D enrollees’ prescription costs for brand drugs below the out-of-pocket limit, and 20% once the out-of-pocket limit has been reached. The IRA permits the Secretary of HHS to implement many of these provisions through guidance, as opposed to regulation, for the initial years. Manufacturers that fail to comply with the IRA may be subject to various penalties, including significant civil monetary penalties. These provisions may be subject to legal challenges. For example, the provisions related to the negotiation of selling prices of high-expenditure single-source drugs and biologics have been challenged in multiple lawsuits brought by pharmaceutical manufacturers. Thus, while it is unclear how the IRA will be implemented, it will likely have a significant impact on the biopharmaceutical industry and the pricing of prescription drug products. It is unclear to what extent other statutory, regulatory, and administrative initiatives will be enacted and implemented in the future.

In May 2025, the administration published an executive order regarding most favored nation, or MFN, drug pricing, which is sometimes referred to as international reference pricing. This executive order directs the Secretary of HHS to communicate MFN price targets to pharmaceutical manufacturers, and if significant progress towards MFN pricing is not delivered, to propose a rulemaking plan to implement MFN pricing. Recently, on December 23, 2025, CMS issued proposed regulations to establish, under the Center for Medicare and Medicaid Innovation, two mandatory MFN demonstration models under Medicare Parts B and D, respectively. If these rules or other MFN pricing rules are finalized, they are likely to mandate reduced prices of at least some drugs in the United States, if they are also sold in comparator countries.

At the state level in the United States, legislatures are increasingly enacting laws and implementing regulations designed to control pharmaceutical and biologic product pricing, including price constraints, restrictions on certain product access, reporting on price increases and the introduction of high-cost drugs. In some states, laws have been enacted to encourage importation of lower cost drugs from other countries and bulk purchasing. For example, the FDA released a final rule in September 2020 providing guidance for states to build and submit importation plans for certain prescription drugs from Canada into the United States, and FDA authorized the first such plan in Florida in January 2024. This plan has been granted extensions until May 6, 2026.

Employees

As of December 31, 2025, we employed seventy-three people. Of our workforce, fifty-six employees are engaged in research and development activities with the rest providing administrative, business and operations support.

None of our employees are represented by labor unions or covered by collective bargaining agreements. We have not experienced any employee litigation or claims and consider our employee relations to be good.

C.	Organizational Structure

As of December 31, 2025, we had one subsidiary. The following table sets out for our principal subsidiary, the country of incorporation, and the percentage ownership and voting interest held by us.

Company	Country of Incorporation	Percentage Ownership and Voting Interest	Main Activities
GH Research Ireland Limited	Ireland	100%	Clinical operations and research and development

D.	Property, Plants and Equipment

Facilities

We lease a facility of 391 square meters of office space, located at Joshua Dawson House, Dawson Street, Dublin 2, Ireland and a facility of 35 square meters of office space, located at 28 Baggot Street Lower, Dublin 2, Ireland. We believe our facilities are adequate for our current needs, including our short-term needs, and that suitable additional or substitute space would be available in Dublin, if needed.

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

Our portfolio currently includes GH001, our proprietary inhalable mebufotenin product candidate and GH002, our proprietary intravenous mebufotenin product candidate. While GH001 is currently delivered via a vaporization device produced by a third party, we are developing a proprietary aerosol delivery device, which is currently in clinical investigation in Europe. We have completed two Phase 1 healthy volunteer clinical trials for GH001 (GH001-HV-101 and GH001-HV-103), in which administration of GH001 via inhalation was observed to be well tolerated at the investigated single dose levels and in an individualized dosing regimen, or IDR, with intra-subject dose escalation within a single day. We have also completed a Phase 1/2 clinical trial in patients with TRD (GH001-TRD-102) and a multi-center, randomized, double-blind, placebo-controlled Phase 2b trial with an Open-Label Extension of GH001 in patients with TRD (GH001-TRD-201). Based on observed clinical activity in these clinical trials, we believe that administration of GH001 has the potential to induce ultra-rapid remissions as measured by the Montgomery–Åsberg Depression Rating Scale, or MADRS, in TRD patients.

We have incurred losses since inception, including net losses of $48.3 million, $39.0 million and $35.6 million for the years ended December 31, 2025, 2024 and 2023, respectively. As of December 31, 2025, we had an accumulated deficit of $154.4 million, compared to an accumulated deficit as of December 31, 2024, of $106.4 million. We expect to incur significant expenses and operating losses for the foreseeable future as we expand our research and development activities. In addition, our losses from operations may fluctuate significantly from quarter-to-quarter and year-to-year, depending on the timing of our clinical trials, our expenditures on other research and development activities and based on foreign currency translation differences. We anticipate that our expenses will increase significantly in connection with our ongoing activities, if and as we:

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

As of December 31, 2025, we had cash, cash equivalents and marketable securities of $280.7 million, compared to cash, cash equivalents, other financial assets and marketable securities of $182.6 million as of December 31, 2024. We believe that our existing cash, cash equivalents and marketable securities will be sufficient for us to fund our operating expenses and capital expenditure requirements for at least the next 12 months. We have based this estimate on assumptions that may prove to be wrong, and we could exhaust our available capital resources sooner than we expect. See “—B. Liquidity and Capital Resources” below.

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

Unused tax losses can be carried forward indefinitely against future trading income. As there is no certainty that we will generate sufficient taxable profits to be able to utilize these tax loss carry-forwards in full, we have concluded not to recognize any deferred tax assets at December 31, 2025 or 2024.

Results of Operations

Comparison of the Years Ended December 31, 2025 and 2024

The following table summarizes our results of operations for the years ended December 31, 2025 and 2024:

	Year Ended December 31,
	2025	2024	Change
	(in USD thousands)
Operating Expenses:
Research and development	(38,765)	(35,016)	(3,749)
General and administrative	(21,953)	(15,296)	(6,657)
Loss from operations	(60,718)	(50,312)	(10,406)
Net finance income(1)	10,707	9,222	1,485
Foreign exchange gain	1,753	2,129	(376)
Loss for the year	(48,258)	(38,961)	(9,297)

(1) Net finance income for the years ended December 31, 2025 and 2024, comprises finance income, finance expense and expected credit losses.

Research and Development Expenses

The following table summarizes our research and development expenses for the years ended December 31, 2025 and 2024:

	Year Ended December 31,
	2025	2024	Change
	(in USD thousands)
External research and development expenses(1)	(26,178)	(27,800)	1,622
Employee expenses(2)	(12,587)	(7,216)	(5,371)
Research and development	(38,765)	(35,016)	(3,749)

(1) Includes depreciation expense.

(2) Includes share-based compensation expense of $3.9 million and $0.5 million for the years ended December 31, 2025 and 2024, respectively.

The following table summarizes our research and development expenses for our product candidates for the years ended December 31, 2025 and 2024:

	Year Ended December 31,
	(in USD thousands)
	2025	2024	Change
GH001	(25,490)	(24,645)	(845)
GH002	(2,502)	(1,748)	(754)
GH003	—	(18)	18
Related to multiple product candidates and exploratory work for potential future product candidates	(10,773)	(8,605)	(2,168)
Research and development	(38,765)	(35,016)	(3,749)

Research and development expenses increased by $3.7 million to $38.8 million for the year ended December 31, 2025, from $35.0 million for the year ended December 31, 2024. The increase is primarily due to increased expenses relating to technical development activities, nonclinical activities and employee expenses, which included an increase in share-based compensation expense due to the timing of share option grants year on year. These increases have been partly offset by a decrease in clinical development expenses including clinical trial expenses and an increase in the benefit of a research and development tax credit.

Research and development expenses for our product candidates will fluctuate from year to year primarily due to the nature and timing associated with the various lifecycle stages of each candidate.

Research and development expenses relating to GH001 increased by $0.8 million in the year ended December 31, 2025, primarily due to an increase in technical development activities and nonclinical activities, partly offset by a decrease in clinical development activities including clinical trial expenses.

Research and development expenses relating to GH002 increased by $0.8 million in the year ended December 31, 2025, primarily due to an increase in nonclinical activities, partly offset by a decrease in technical development expenses.

Research and development expenses which relate to multiple product candidates increased by $2.2 million in the year ended December 31, 2025, primarily due to an increase in employee expenses, partly offset by a decrease in technical development expenses, clinical development expenses and an increase in the benefit of a research and development tax credit.

General and Administrative Expenses

The following table summarizes our general and administrative expenses for the years ended December 31, 2025 and 2024:

	Year Ended December 31,
	2025	2024	Change
	(in USD thousands)
External costs	(12,956)	(10,182)	(2,774)
Employee expenses(1)	(8,695)	(4,820)	(3,875)
Depreciation	(302)	(294)	(8)
General and administrative	(21,953)	(15,296)	(6,657)

(1)Includes share-based compensation expense of $4.6 million and $0.7 million for the years ended December 31, 2025 and 2024, respectively.

General and administrative expenses increased by $6.7 million to $22.0 million for the year ended December 31, 2025, from $15.3 million for the year ended December 31, 2024. The increase is primarily due to an increase in professional fees and employee expenses, which included an increase in share-based compensation expense due to the timing of share option grants year on year, in our general and administrative functions to support our growth initiatives.

Net Finance Income

Our net finance income increased by $1.5 million to $10.7 million for the year ended December 31, 2025, from $9.2 million for the year ended December 31, 2024. The increase is primarily due to an increase in finance income relating to return on investments.

Foreign Exchange Gain

Foreign exchange gain is $1.8 million for the year ended December 31, 2025, a decrease of $0.4 million from a gain of $2.1 million for the year ended December 31, 2024. This movement is primarily as a result of the translation of our assets and liabilities from their denominated currencies into the functional currency of each entity.

Comparison of the Years Ended December 31, 2024 and 2023

For a discussion of our statements of operations for the years ended December 31, 2024 and 2023, see the section “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Results of Operations—Comparison of the Years Ended December 31, 2024 and 2023” in our Annual Report on Form 20-F/A for the year ended December 31, 2024.

B.	Liquidity and Capital Resources

Sources of Liquidity

We have incurred operating losses since inception, and we have not generated any revenue from any product sales or any other sources. We have not yet commercialized any of our product candidates, which are in various phases of technical and clinical development, and we do not expect to generate revenue from sales of any products for several years, if at all. Until such time as we can generate significant revenue from product sales, if ever, we expect to finance our operations through the sale of equity, debt financings or other capital sources, including potential collaborations with other companies or other strategic transactions. We have funded our operations to date primarily through equity financings, including our initial public offering. In February 2025, we completed a public offering in which we issued and sold 10,000,000 ordinary shares at $15.00 per share. The net proceeds of the offering were $139.8 million, after deducting underwriting discounts and directly attributable transaction costs of $10.2 million.

As of December 31, 2025 we had cash, cash equivalents and marketable securities of $280.7 million, compared to cash, cash equivalents, other financial assets and marketable securities of $182.6 million as of December 31, 2024.

We plan to continue to fund our operating and capital funding needs through sales of additional equity or other forms of financing. We may also consider pursuing strategic partnerships for clinical development and commercialization of our product candidates. The sale of additional equity would result in dilution to our shareholders.

For a discussion of our sources of liquidity for the year ended December 31, 2023, see the section “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Sources of Liquidity” in our Annual Report on Form 20-F/A for the year ended December 31, 2024.

Cash Flows

Comparison of the Years Ended December 31, 2025 and 2024

The following table summarizes our cash flows for the years ended December 31, 2025 and 2024:

	Year Ended December 31,
	2025	2024	Change
	(in USD thousands)
Net cash used in:
Net cash flows used in operating activities	(43,552)	(42,285)	(1,267)
Net cash flows from investing activities	46,172	65,135	(18,963)
Net cash flows from/(used in) financing activities	139,651	(304)	139,955
Net increase in cash and cash equivalents	142,271	22,546	119,725

Net Cash Flows Used in Operating Activities

Net cash flows used in operating activities increased by $1.3 million to $43.6 million for the year ended December 31, 2025, from $42.3 million for the year ended December 31, 2024, due to an increase in loss from operations for the period and movement in working capital.

Net Cash Flows From Investing Activities

Net cash flows from investing activities decreased by $19.0 million to $46.2 million for the year ended December 31, 2025, from $65.1 million for the year ended December 31, 2024, primarily due to a decrease in the proceeds from the sale of other financial assets.

Net Cash Flows From/(Used in) Financing Activities

Net cash flows from financing activities increased to $139.7 million in the year ended December 31, 2025, from net cash flows used in financing activities of $0.3 million for the year ended December 31, 2024. The increase is due to the receipt of proceeds from the public offering which took place during the year ended December 31, 2025.

Comparison of the Years Ended December 31, 2024 and 2023

For a discussion of our cash flows for the years ended December 31, 2024 and 2023, see the section “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Cash Flows—Comparison of the Years Ended December 31, 2024 and 2023” in our Annual Report on Form 20-F/A for the year ended December 31, 2024.

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

As of December 31, 2025, we had cash, cash equivalents and marketable securities of $280.7 million, compared to cash, cash equivalents, other financial assets and marketable securities of $182.6 million as of December 31, 2024. We believe that our existing cash, cash equivalents and marketable securities will be sufficient for us to fund our operating expenses and capital expenditure requirements for at least the next 12 months. However, we have based this estimate on assumptions that may prove to be wrong and we could exhaust our capital resources sooner than we expect. Because of the numerous risks and uncertainties associated with product development, we may incorrectly estimate the timing and amounts of increased capital outlays and operating expenses associated with completing the research and development of our product candidates. Our present and future funding requirements and timing and amount of our operating expenditures, both in the near- and long-term, depend on many factors, including, but not limited to:

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

For more information as to the risks associated with our future funding needs, see “Item 3. Key Information—D. Risk Factors”.

C.	Research and Development, Patents and Licenses, etc.

See “Item 4. Information on the Company—B. Business Overview” and “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Financial Operations Overview.”

D.	Trend Information

Other than as disclosed elsewhere in this Annual Report, we are not aware of any trends, uncertainties, demands, commitments or events since December 31, 2025, that are reasonably likely to have a material adverse effect on our liquidity or capital resources, or that would cause the reported financial information in this Annual Report to not be necessarily indicative of future operating results or financial conditions.

E.	Critical Accounting Estimates

See Note 2 in the notes to our consolidated financial statements appearing elsewhere in this Annual Report for a description of critical accounting estimates.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table presents information about our current executive officers and directors. The term of each of our directors is one year and, accordingly, will expire at our annual general meeting of shareholders to be held in 2026. Ages are as of December 31, 2025.

Name	Position(s)	Age
Executive Officers
Velichka Valcheva	Chief Executive Officer	51
Magnus Halle	Managing Director, Ireland	29
Julie Ryan	Vice President, Finance	40
Aaron Cameron	Chief Operating Officer	41

Non-Executive Directors
Florian Schönharting	Chairman of the Board of Directors	57
Michael Forer	Vice Chairman of the Board of Directors	60
Dermot Hanley	Director	61
Duncan Moore	Director	66

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

Non-Executive Directors

Florian Schönharting, has served as the Chairman of our Board of Directors since 2018. Mr. Schönharting is one of our co-founders. Mr. Schönharting is also co-founder of Forward Pharma A/S, served on its board of directors until 2025 and served as Chairman of its board of directors until 2025. He has also founded or co-founded several other biopharmaceutical companies, including Genmab A/S, Veloxis A/S (f/k/a Life Cycle Pharma A/S), Zealand Pharma A/S and Acadia Pharmaceuticals Inc. Mr. Schönharting has more than 25 years of investment executive experience in public and private equity funds involved in the biopharmaceutical industry. We believe that Mr. Schönharting is qualified to serve on our Board of Directors because of his experience, attributes and skills, including his extensive pharmaceutical and executive experience.

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

Dermot Hanley, has served as a member of our Board of Directors since September 2021. Mr. Hanley is an experienced independent non-executive director and investment banker. He is currently a non-executive board member of numerous private equity backed companies and regulated financial investment funds. These include several group companies of Killiney Maritime II since September 2018 and January 2023, respectively, Larix Opportunities Master ICAV since February 2020 and Varagon Capital Credit Strategies ICAV since October 2020. Additionally, he serves as Chairperson of RTW Royalty ICAV (previously RTW Investment ICAV) since January 2021, 4010 Royalty Investments ICAV and 4010 Investments Fund GP LLC since May 2023, BFO Apogem GP Limited since May 2024, Arcano Direct Lending ICAV I since November 2025, Arcano Direct Lending ICAV II since February 2026, and Chesapeake ICAV IV since February 2026. He founded Nusli in 2012. Previously, Mr. Hanley was Co-Head of Coverage for Barclays Bank Ireland and spent 16 years in international investment banking and capital markets roles with major global firms, including Claret Capital, JP Morgan, Deutsche Bank and Citibank. He is a member of the Governance Advisory Council for The Corporate Governance Institute and was previously a longstanding member of the Finance and Economics Committee (Ecotax) at The Irish Business and Employers Confederation. He is a graduate of University College Dublin (BSc) and The Queen’s University of Belfast (MBA) and holds a diploma in corporate governance from The Corporate Governance Institute/Glasgow Caledonia University. We believe that Mr. Hanley is qualified to serve on our Board of Directors because of his experience, attributes and skills, including his extensive executive experience.

Duncan Moore, PhD, has served as a member of our Board of Directors since September 2021. Dr. Moore is a partner at East West Capital Partners since May 2008. Previously, Dr. Moore was a top-ranked pharmaceutical analyst at Morgan Stanley from 1991 to 2008 and was a Managing Director from 1997 to 2008 leading the firm’s global healthcare equity research team. Whilst at the University of Cambridge, he co-founded a medical diagnostics company, Ultra Clone, with two colleagues which led to the beginnings of a 20-year career in healthcare capital markets analysis. In 1986, he was involved in establishing the BankInvest biotechnology funds and was on their scientific advisory board. Dr. Moore was educated in Edinburgh and attended the University of Leeds where he studied Biochemistry and Microbiology. He has a M.Phil. and Ph.D. from the University of Cambridge where he was also a post-doctoral research fellow. He served on the board of directors of Forward Pharma A/S until 2025. Currently, he is an active investor in biomedical companies and he has a board position at Cycle Pharma and ASP Isotopes. He is also the Chairman of the Scottish Life Sciences Association and serves on the Board of Governors of Merchiston Castle School in Edinburgh and the International School in Shenzhen in the Peoples Republic of China. We believe that Dr. Moore is qualified to serve on our Board of Directors because of his experience, attributes and skills, including his extensive pharmaceutical and executive experience.

B.	Compensation

Compensation of Directors and Executive Officers

For the year ended December 31, 2025, the aggregate compensation paid to the members of our Board of Directors and our executive officers for services in all capacities, including retirement and similar benefits, was $9.2 million.

During the year ended December 31, 2025, GH Research PLC granted options to purchase an aggregate of 494,001 ordinary shares to members of our Board of Directors and executive officers. 480,000 of these share options were granted to our executive officers which vest 25% on the first anniversary of the date of grant, and thereafter in equal installments on a monthly basis over the subsequent three years. The contractual term (expiration) of these share options is seven years from the grant date with a weighted-average exercise price of $0.025. 14,001 of these share options were granted to members of our Board of Directors which were fully vested on the date of grant and are subject to a two-year service condition. The contractual term (expiration) of these share options is seven years from the grant date with a weighted-average exercise price of $0.025.

Equity Incentive Plans

Share Option Plan

We have adopted a share option plan (referred to herein as the Share Option Plan), under which grants of options are made to eligible participants. The purpose of the Share Option Plan is to attract, retain and motivate employees and directors to provide for competitive compensation opportunities, to encourage long term service, to recognize individual contributions and reward achievement of performance goals, and to promote the creation of long term value for our shareholders. In 2025, our Board of Directors approved an amendment to our Share Option Plan to increase the amount of ordinary shares that may be issued pursuant to future option grants under such plan by 1,518,547 shares. As of December 31, 2025, options with respect to 2,594,914 ordinary shares, having a weighted average exercise price of $3.87 per share, were outstanding under the Share Option Plan.

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

Awards: The number of ordinary shares in respect of which options may be granted under the Share Option Plan will not, when added to the number of ordinary shares which have been or remain to be issued or purchased pursuant to options granted during the immediately preceding 10-year period, exceed 3,721,251 ordinary shares, until otherwise resolved by the remuneration committee. Under the Share Option Plan, equity will be awarded in the form of options. Options will have an exercise price determined by the remuneration committee but will not (unless otherwise determined) be less than the market value of an ordinary share on the day preceding the date of grant. The term of each option will be determined by the remuneration committee, but will not be longer than eight years from the date of grant.

Limitation as to Participation: Under the Share Option Plan, no option will be capable of being granted more than 10 years from the date of adoption of the Share Option Plan.

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

In the event that the Company or the subsidiary is party to a merger, a sale of all or substantially all of its assets, a takeover or other reorganization, the remuneration committee will be entitled to, in its discretion, (1) accelerate the vesting of the whole or a specified portion of the options, (2) agree that outstanding options will be assumed or substituted by the surviving company or its parent for options which are equivalent to the options originally granted under the plan but which relate to shares in the surviving company or its parent, (3) arrange for the continuation of outstanding options, (4) make payment of a cash settlement to the participants equal (per share) to the amount to be paid for one share under the agreement of merger or takeover, or (5) vary the outstanding options on such terms as the committee may decide.

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

Employment Agreements

We have entered into employment agreements with our executive officers. Each of these agreements provides for an initial salary, and generally requires advance notice of termination, typically six months. Our executive officers have agreed to covenants not to compete against us or solicit our employees or customers during employment and for a period of up to 12 months following termination.

C.	Board Practices

Board Composition of Directors

Our Board of Directors is composed of four members. The current members of our Board of Directors were reelected at our annual general meeting of shareholders in 2025 and will serve until our next annual general meeting in 2026.

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

As of December 31, 2025, we employed seventy-three people. Fifty-six employees are engaged in research and development activities with the rest providing administrative, business and operations support. None of our employees are represented by labor unions or covered by collective bargaining agreements. We have not experienced any employee litigation or claims and consider our employee relations to be good.

E.	Share Ownership

See “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders.”

F.	Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

Not applicable.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

The following table presents information relating to the beneficial ownership of our ordinary shares as of December 31, 2025:

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

The percentage of beneficial ownership in the table below is based on 62,029,395 ordinary shares outstanding as of February 17, 2026. Options to purchase shares that are exercisable within 60 days are deemed to be beneficially owned by the persons holding these options for the purpose of computing percentage ownership of that person, but are not treated as outstanding for the purpose of computing any other person’s ownership percentage.

As of February 17, 2026, to our knowledge, 4 U.S. record holders held approximately 83.6% of our issued and outstanding ordinary shares. The actual number of shareholders is greater than this number of record holders and includes shareholders who are beneficial owners but whose shares are held in street name by brokers and other nominees. This number of holders of record also does not include shareholders whose shares may be held in trust or by other entities.

Except as otherwise indicated in the table below, addresses of the directors, executive officers and named beneficial owners are in care of GH Research PLC, Joshua Dawson House, Dawson Street, Dublin 2, D02 RY95, Ireland.

Principal Shareholders	Number of Ordinary Shares Beneficially Owned	Percentage of Ordinary Shares Beneficially Owned
5% or Greater Shareholders
Lynx1 Capital Management LP(1)	10,406,575	16.8%
BVF(2)	8,827,712	14.2%
RA Capital(3)	7,676,697	12.4%
RTW Investments LP(4)	5,933,815	9.6%
FMR LLC(5)	5,136,045	8.3%
Executive Officers and Directors
Velichka Valcheva	*	*
Magnus Halle	*	*
Julie Ryan	*	*
Aaron Cameron	*	*
Florian Schönharting	14,824,419	23.9%
Michael Forer	*	*
Dermot Hanley	*	*
Duncan Moore	*	*
All executive officers and directors as a group (8 persons)	15,505,629	24.8%

*	Represents beneficial ownership of less than 1% of our total outstanding ordinary shares.

(1)
Based solely on the 13G/A filed with the SEC by Lynx1 Capital Management LP (the “Investment Manager”) on February 17, 2026 and consists of ordinary shares held by Lynx1 Master Fund LP (the “Lynx1 Fund”) and a managed account. Mr. Weston Nichols, the sole member of Lynx1 Capital Management GP LLC, the general partner of the Investment Manager, may be deemed a beneficial owner for purposes of Section 13(d) of the Exchange Act with respect to the Ordinary Shares directly held by the Lynx1 Fund and the managed account. The address of the Investment Manager is D81 Calle C Suite 301, PMB 1202 Dorado, PR, 00646-2051 and the address of Weston Nichols is c/o Lynx1 Capital Management LP, D81 Calle C Suite 301, PMB 1202 Dorado, PR, 00646-2051.

(2)
Based solely on the Form 13F Holdings Report filed with the SEC by BVF Inc. on February 17, 2026 and consists of ordinary shares held by Biotechnology Value Fund, L.P. (“BVF”), including ordinary shares held by Biotechnology Value Fund II, L.P. (“BVF2”) and Biotechnology Value Trading Fund OS L.P. (“Trading Fund OS”). BVF (“BVF GP”), as the general partner of BVF, may be deemed to beneficially own the shares beneficially owned by BVF. BVF II GP L.L.C. (“BVF2 GP”), as the general partner of BVF2, may be deemed to beneficially own the shares beneficially owned by BVF2. BVF Partners OS Ltd. (“Partners OS”), as the general partner of Trading Fund OS, may be deemed to beneficially own the shares beneficially owned by Trading Fund OS. BVF GP Holdings L.L.C. (“BVF GPH”), as the sole member of each of BVF GP and BVF2 GP, may be deemed to beneficially own the shares beneficially owned in the aggregate by BVF and BVF2. BVF Partners L.P. (“Partners”), as the general partner of BVF and BVF2, the sole member of Partners OS, and the investment manager of Trading Fund OS, may be deemed to beneficially own the shares beneficially owned in the aggregate by BVF, BVF2 and Trading Fund OS. BVF Inc., as the general partner of Partners, may be deemed to beneficially own the shares beneficially owned by Partners. Mark Lampert, as a director and officer of BVF Inc., may be deemed to beneficially own the shares beneficially owned by BVF Inc. The address of the above persons and entities is 44 Montgomery Street, 40th Floor, San Francisco, CA 94104.

(3)
Based solely on the Form 13F Holdings Report filed with the SEC by RA Capital Management, L.P. (“RA Capital”) on February 17, 2026 and consists of ordinary shares held by RA Capital Healthcare Fund, L.P. (the “Fund”) and RA Capital Nexus Fund II, L.P. (the “Nexus Fund II”). RA Capital Healthcare Fund GP, LLC is the general partner of the Fund and RA Capital Nexus Fund II GP, LLC is the general partner of the Nexus Fund II. The general partner of RA Capital is RA Capital Management GP, LLC, of which Dr. Kolchinsky and Mr. Shah are the controlling persons. RA Capital serves as investment advisor for the Fund and the Nexus Fund II and may be deemed a beneficial owner, for purposes of Section 13(d) of the Exchange Act, of any securities held by the Fund and the Nexus Fund II. The Fund and the Nexus Fund II have delegated to RA Capital the sole power to vote and the sole power to dispose of all securities held in the Fund’s and the Nexus Fund II’s portfolios, including the Company’s ordinary shares. As managers of RA Capital, Dr. Kolchinsky and Mr. Shah may be deemed beneficial owners, for purposes of Section 13(d) of the Exchange Act, of any securities beneficially owned by RA Capital. The address of RA Capital is 200 Berkeley Street, 18th Floor, Boston MA 02116.

(4)
Based solely on the Form 13F Holdings Report filed with the SEC by RTW Investments, LP on February 17, 2026 and consists of ordinary shares directly held by certain funds (the “RTW Funds”) to which RTW Investments serves as investment advisor. As a result, RTW Investments may be deemed a beneficial owner of the ordinary shares directly held by the RTW Funds. Dr. Roderick Wong serves as Managing Partner and Chief Investment Officer of RTW Investments, and as a result may also be deemed a beneficial owner of any securities directly held by the RTW Funds. The address of the business office of the above persons and entities is 40 10th Avenue, Floor 7, New York, New York 10014.

(5)
Based solely on the Form 13F Holdings Report filed with the SEC by FMR LLC on February 17, 2026 and consists of ordinary shares directly held by FMR LLC or certain of its subsidiaries and affiliates.Abigail P. Johnson is a Director, the Chairman and the Chief Executive Officer of FMR LLC. Members of the Johnson family, including Abigail P. Johnson, are the predominant owners, directly or through trusts, of Series B voting common shares of FMR LLC, representing 49% of the voting power of FMR LLC. The Johnson family group and all other Series B shareholders have entered into a shareholders' voting agreement under which all Series B voting common shares will be voted in accordance with the majority vote of Series B voting common shares. Accordingly, through their ownership of voting common shares and the execution of the shareholders' voting agreement, members of the Johnson family may be deemed, under the Investment Company Act of 1940, to form a controlling group with respect to FMR LLC.  The address of FMR LLC is 245 Summer Street, Boston, Massachusetts 02210.

B.	Related Party Transactions

The following is a description of related party transactions we have entered into since January 1, 2025, with any members of our Board of Directors, our executive officers and the holders of more than 5% of our ordinary shares, other than compensation arrangements which are described under “Item 6. Directors, Senior Management and Employees.”

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

Legal Proceedings

From time to time, we may be a party to litigation or subject to claims incident to the ordinary course of business. Although the results of litigation and claims cannot be predicted with certainty, we currently believe that the final outcome of these ordinary course matters will not have a material adverse effect on our results of operations, cash flows and financial position. Regardless of the outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources and other factors. We were not a party to any material litigation and did not have material contingency reserves established for any liabilities as of December 31, 2025.

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

The Financial Transfers Act, 1992 gives power to the Minister for Finance of Ireland to make provision for the restriction of financial transfer between Ireland and other countries and persons. Financial transfers are broadly defined, and include all transfers which would be movements of capital or payments within the meaning of the treaties governing the European Communities. The acquisition or disposal of shares issued by an Irish incorporated company and associated payments may fall within this definition. In addition, dividends or payments on redemption or purchase of shares and payments on a liquidation of an Irish incorporated company would fall within this definition.

To date, the Minister of Finance of Ireland has restricted financial transfers between Ireland and a number of third countries and persons, and the list is subject to on-going change.

The Screening of Third Country Transactions Act 2023 of Ireland, or the FDI Act, has established a foreign direct investment screening system in Ireland. The FDI Act requires parties to certain acquisition and/or investment transactions involving (i) Irish companies and business undertakings in a range of sectors (including critical health infrastructure); and (ii) acquiring/investing parties established in countries outside of the EEA and Switzerland, or third countries, to provide notice of such transactions to the Irish Minister for Enterprise, Trade and Employment for prior approval. The Minister would then determine if the relevant transaction poses a risk to Ireland’s security or public order and may, where deemed appropriate, prevent the transaction from being consummated or otherwise impose conditions on the transaction. The Minister may also review transactions for which he/she has not received notice, if the Minister has reasonable grounds for believing that a given transaction poses a risk to Ireland’s security or public order, whether such transaction has been completed or not. The FDI Act involves increased information sharing and co-operation with other Member States of the EU in light of the EU Investment Screening Regulation (Regulation (EU) 2019/452).

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

•	persons whose functional currency for U.S. federal income tax purposes is not the U.S. dollar;

•	entities or arrangements classified as partnerships or S corporations for U.S. federal income tax purposes (and investors therein);

•	tax-exempt entities, including an “individual retirement account” or “Roth IRA,” or governmental entities;

•	real estate investment trusts or regulated investment companies;

•	former U.S. citizens or long-term residents of the United States;

•	persons that own or are deemed to own 10% or more of the voting power or value of our shares;

•	persons who acquired our ordinary shares pursuant to the exercise of an employee stock option or otherwise as compensation; or

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

U.S. Treasury regulations that apply to taxable years beginning on or after December 28, 2021, or the Foreign Tax Credit Regulations, may in some circumstances prohibit a U.S. person from claiming a foreign tax credit with respect to certain non-U.S. taxes that are not creditable under applicable income tax treaties. The U.S. Internal Revenue Service, or the IRS, has released notices which indicate that the U.S. Treasury Department and the IRS are considering amendments to the Foreign Tax Credit Regulations and provide temporary relief from certain of their provisions until such time as the IRS issues a subsequent notice or other guidance withdrawing or modifying the temporary relief (or any later date specified in the relevant notice or guidance). U.S. investors that are not eligible for Treaty benefits should consult their tax advisors regarding the creditability or deductibility of any non-U.S. taxes imposed on them. This discussion does not apply to investors in this special situation. U.S. Holders should consult their tax advisors concerning the U.S. federal, state, local and non-U.S. tax consequences of owning and disposing of ordinary shares in their particular circumstances.

Passive Foreign Investment Company Rules

Under the Code, we will be a PFIC for any taxable year in which, after the application of certain “look-through” rules with respect to our subsidiaries, either (i) 75% or more of our gross income consists of “passive income,” or (ii) 50% or more of the average quarterly value of our assets consists of assets that produce, or are held for the production of, “passive income.” For purposes of the calculations above, we will be treated as if we hold our proportionate share of the assets of, and receive directly our proportionate share of the income of, any other corporation in which we directly or indirectly own at least 25%, by value, of the shares of such corporation. Passive income generally includes dividends, interest, rents, certain non-active royalties, and capital gains. Based on our current operations, income, assets and certain estimates and projections, including as to the relative values of our assets, including goodwill, which is based on the price of our ordinary shares, we believe that we were a PFIC for our 2025 taxable year due to the interest income we recognized (which is passive income for purposes of the PFIC rules) and the fact that we generated no other active income. Additionally, we expect a similar income composition in 2026 and, therefore, we anticipate that we will likely be a PFIC in 2026 and may also be a PFIC in future taxable years. However, because our PFIC status is a factual annual determination that can be made only after the end of the relevant taxable year, our PFIC status for 2026 or any future taxable year is uncertain. If we are a PFIC for any year during which a U.S. Holder holds ordinary shares, we would generally continue to be treated as a PFIC with respect to such holder for all succeeding years during which such holder holds ordinary shares, even if we ceased to meet the threshold requirements for PFIC status, unless the U.S. Holder makes a “deemed sale” election, which would allow the U.S. Holder to eliminate the continuing PFIC status under certain circumstances but would require the U.S. Holder to recognize gain taxed under the general PFIC rules described below. Prospective investors should invest in our ordinary shares only if they are willing to bear the U.S. federal income tax consequences associated with an investment in a PFIC.

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

We will endeavor to provide information necessary for U.S. Holders to make a QEF Election with respect to us for the 2025 taxable year and currently intend to provide such information for any subsequent year if we believe we are a PFIC in such year, but there is no assurance that we will timely provide this information. Moreover, even if we provide this information regarding us and any wholly-owned subsidiaries on a timely basis, we may not be able to furnish this information with respect to a non-wholly-owned Lower-tier PFIC, if any. There is also no assurance that we will have timely knowledge of our status as a PFIC in the future or of the information that a U.S. Holder would need to provide in order to make a valid election.

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

If a U.S. Holder owns ordinary shares during any year in which we are a PFIC, the U.S. Holder generally must file an annual report on IRS Form 8621 with respect to us and any Lower-Tier PFICs containing such information as the U.S. Treasury may require, generally with the U.S. Holder’s U.S. federal income tax return for the relevant year. A U.S. Holder’s failure to file the annual report will cause the statute of limitations for such U.S. Holder’s U.S. federal income tax return to remain open with respect to the items required to be included in such report until three years after the U.S. Holder files the annual report and, unless such failure is due to reasonable cause and not willful neglect, the statute of limitations for the U.S. Holder’s entire U.S. federal income tax return will remain open during such period.

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

Shares Held Outside of DTC or Transferred Into or Out of DTC

A transfer of our ordinary shares where any party to the transfer holds such shares outside of DTC may be subject to Irish stamp duty, subject to the availability of a relief or exemption. Shareholders wishing to transfer their shares into (or out of) DTC may do so without giving rise to Irish stamp duty provided that:

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

We are exposed to foreign exchange risk in respect of cash and cash equivalents which are held in a currency other than the entity’s functional currency. We are also exposed to foreign exchange risk in respect of our subsidiary as its functional currency is euro. Accordingly, future changes in exchange rates will expose the Group to currency gains or losses that will impact the reported amounts of income and expenses and the impact could be material.

For the year ended December 31, 2025, we recognized a foreign exchange gain of $1.8 million, compared to a foreign exchange gain of $2.1 million for the year ended December 31, 2024. The foreign exchange gain primarily relates to the Group’s foreign currency holdings of cash, cash equivalents and other financial assets and the associated strengthening or weakening of those foreign currencies throughout the year. In the year ended December 31, 2024, the foreign exchange gain primarily related to the U.S. dollar cash and other financial assets holding of our subsidiary and the associated strengthening of the U.S. dollar. Movement in foreign exchange rates could positively or negatively impact us and the effect could be material. At December 31, 2025, if foreign currency exchange rates had strengthened/weakened by 10% against the U.S. dollar, with all other variables held constant, the loss before tax for the year would have been $8.0 million higher/lower (2024: $2.3 million higher/lower).

We do not believe there is currently a need to enter into specific contracts to reduce the exposure to changes in foreign exchange rates, such as by entering into options or forward contracts. We may in the future consider using options or forward contracts to manage currency transaction exposures.

Credit Risk

Credit risk is the risk that a counterparty will not meet its obligations under a financial instrument or customer contract, leading to a financial loss. We are primarily exposed to credit risk on our cash and cash equivalents and marketable securities. Our cash balance is maintained with well-established, highly rated financial institutions. As of December 31, 2025, the cash balance is held at three banks that have a minimum S&P’s credit rating of A-. As of December 31, 2025, we hold investments in investment grade bonds and in money market funds (“the Portfolio”). These investments are exposed to credit risk in the event of default of the counterparty. We do not invest in equity instruments or derivatives and none of the bonds are individually above 3% of the value of the Portfolio.

Interest Rate Risk

Interest rate risk is the risk of a change in the price of a financial instrument due to fluctuations in interest rates, leading to a financial loss. We are exposed to interest rate risk on our marketable securities. The value of our marketable securities would decrease in the short term in the event of an interest rate increase in alternative investments.

As of December 31, 2025, if interest rates had increased / decreased by 50 basis points, with all other variables held constant, the Group’s total comprehensive loss would have been $0.1 million higher / lower (2024: $0.3 million higher / lower), due to the movement in the fair value of the Group’s marketable securities.

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

The Company’s management, with the participation of the Company’s Chief Executive Officer and Vice President, Finance, has evaluated the effectiveness of the Company’s disclosure controls and procedures (as defined in Exchange Act Rule 13a-15(e)) as of December 31, 2025. Based on such evaluations, our Chief Executive Officer and Vice President, Finance, have concluded that these disclosure controls and procedures were effective as of the end of the period covered by this Annual Report. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.

B.	Management’s Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. This rule defines internal control over financial reporting as a process designed by, or under the supervision of, a company's principal executive officer and principal financial officer and effected by the board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS Accounting Standards as adopted by the International Accounting Standards Board (IASB) and includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS Accounting Standards, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements., and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2025. This assessment was performed under the direction and supervision of our Chief Executive Officer and our Vice President, Finance, and based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO.

Based on such evaluation, management, including our Chief Executive Officer and Vice President, Finance concluded that, our internal control over financial reporting was effective as of December 31, 2025.

C.	Attestation Report of the Registered Public Accounting Firm

This Annual Report does not include an attestation report of the Company’s registered public accounting firm because we are an emerging growth company under the JOBS Act and as such, we are exempted from such attestation requirement.

D.	Changes in Internal Control Over Financial Reporting

There were no changes to internal control over financial reporting (as defined in Exchange Act Rule 13a-15(f)) during the fiscal year ended December 31, 2025, that would have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

We have adopted a Code of Business Conduct and Ethics, or the Code of Ethics, that is applicable to all of our employees, executive officers and directors. The Code of Ethics is available on our website www.ghres.com. The audit committee of our Board of Directors is responsible for overseeing the Code of Ethics and is required to approve any waivers of the Code of Ethics for employees, executive officers and directors. We expect that any substantive amendments to the Code of Ethics will be disclosed on our website and we will also publicly disclose any waivers for executive officers or directors of its requirements on our website within four business days following such waiver. For the year ended December 31, 2025, we did not grant any waivers of the Code of Ethics for executive officers or directors.

C.	Principal Accountant Fees And Services

For the years ended December 31, 2025 and 2024, PricewaterhouseCoopers, the Irish member firm of PricewaterhouseCoopers International Limited, acted as our independent registered public accounting firm.

“PwC entities” means PricewaterhouseCoopers, the auditor of the Company, as well as all of the foreign entities belonging to the PwC network of individual firms.

The following table summarizes the approximate fees for services rendered by PwC entities for the years ended December 31, 2025 and 2024:

	For the Years Ended
	December 31,
	2025	2024
	(In USD thousands)
Audit fees	1,086	717
Total Fees	1,086	717

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

D.	Exemptions From The Listing Standards For Audit Committees

None.

E.	Purchases Of Equity Securities By The Issuer And Affiliated Purchasers

During the year ended December 31, 2025, no purchases of our equity securities were made by or on behalf of GH Research PLC or any “affiliated purchaser” as such term is defined in Rule 10b-18 under the Exchange Act.

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

Cybersecurity risk management is an integral part of our overall enterprise risk management strategy. As a growing company and given the ever-evolving nature of cybersecurity risks, we regularly review and seek to improve our strategies for addressing cybersecurity risks and threats. Our approach to cybersecurity risk management involves identifying, monitoring, assessing, and responding to cybersecurity threats and incidents, facilitating coordination across different departments of the Company, and escalating issues within management and to the Board of Directors, as appropriate.

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

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have responded to Item 18 in lieu of this item.

ITEM 18.	FINANCIAL STATEMENTS

Financial Statements are filed as part of this Annual Report, beginning on page F-1.

ITEM 19.	EXHIBITS

The following documents are filed as part of this Annual Report.

EXHIBIT INDEX

Incorporation by Reference
Exhibit No.	Description	Form	File No.	Exhibit No.	Filing Date
1.1	Constitution of GH Research PLC	20-F	001-40530	1.1	March 9, 2023
2.1*	Description of Securities
4.1§*	GH Research PLC Share Option Plan, as amended May 15, 2025
8.1	List of subsidiaries	F-1	333-256796	21.1	June 4, 2021
11.1	Insider Trading Policy	20-F	001-40530	11.1	February 27, 2025
12.1*	Certification of Principal Executive Officer Pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification of Principal Financial Officer Pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1*	Certification of Principal Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2*	Certification of Principal Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of Independent Registered Public Accounting Firm
97.1	Policy for the Recovery of Erroneously Awarded Compensation	20-F	001-40530	97.1	February 27, 2025
101.INS	Inline XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*	Filed herewith.

§	Management contract, compensatory plan or arrangement.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

GH Research PLC

Date:	March 5, 2026	By:	/s/ Velichka Valcheva
			Name:	Velichka Valcheva
			Title:	Chief Executive Officer

		By:	/s/ Julie Ryan
			Name:	Julie Ryan
			Title:	Vice President, Finance

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of GH Research PLC

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of GH Research PLC  and its subsidiary (the “Company”) as of December 31, 2025 and 2024, and the related consolidated statements of comprehensive loss, changes in equity, and cash flows for each of the three years in the period ended December 31, 2025, including the related notes (collectively referred to as the “consolidated financial statements”).  In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025  in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board.

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
March 5, 2026

We have served as the Company’s auditor since 2021.

GH RESEARCH PLC
Consolidated statement of comprehensive loss

		Year ended December 31,
		2025	2024	2023
	Note	$’000	$’000	$’000
Operating expenses
Research and development	3	(38,765)	(35,016)	(29,821)
General and administration	3	(21,953)	(15,296)	(11,401)
Loss from operations		(60,718)	(50,312)	(41,222)

Finance income	5	11,128	9,873	8,978
Finance expense	5	(463)	(717)	(723)
Movement of expected credit loss	10	42	66	1
Foreign exchange gain/(loss)	19	1,753	2,129	(2,621)
Total other income		12,460	11,351	5,635

Loss before tax		(48,258)	(38,961)	(35,587)
Tax charge/(credit)	6	—	—	—
Loss for the year		(48,258)	(38,961)	(35,587)

Other comprehensive (expense)/income
Items that may be reclassified to profit or loss
Fair value movement on marketable securities	10	(127)	(173)	(95)
Currency translation adjustment		785	(2,054)	2,528
Total comprehensive loss for the year		(47,600)	(41,188)	(33,154)

Attributable to owners:
Loss for the year		(48,258)	(38,961)	(35,587)
Total comprehensive loss for the year		(47,600)	(41,188)	(33,154)

Loss per share
Basic and diluted loss per share (in USD)	21	(0.79)	(0.75)	(0.68)

The accompanying notes to the consolidated financial statements are an integral part of these consolidated financial statements.

GH RESEARCH PLC
Consolidated statement of financial position

		At December 31,
		2025	2024
	Note	$’000	$’000
ASSETS
Current assets
Cash and cash equivalents	8	246,251	100,791
Other financial assets	8	-	19,387
Marketable securities	10	34,457	29,146
Other current assets	9	5,268	4,901
Total current assets		285,976	154,225
Non-current assets
Marketable securities	10	-	33,300
Property, plant and equipment	11	620	748
Other non-current assets	12	1,634	-
Total non-current assets		2,254	34,048
Total assets		288,230	188,273

LIABILITIES AND EQUITY
Current liabilities
Trade payables	13	3,773	3,741
Lease liability	15	365	255
Other current liabilities	14	4,242	4,957
Total current liabilities		8,380	8,953
Non-current liabilities
Lease liability	15	147	369
Total non-current liabilities		147	369
Total liabilities		8,527	9,322

Equity attributable to owners
Share capital	16	1,551	1,301
Additional paid-in capital	16	431,061	291,463
Other reserves	16	13,292	5,194
Foreign currency translation reserve	16	(11,776)	(12,561)
Accumulated deficit		(154,425)	(106,446)
Total equity		279,703	178,951
Total liabilities and equity		288,230	188,273

The accompanying notes to the consolidated financial statements are an integral part of these consolidated financial statements.

GH RESEARCH PLC
Consolidated statement of changes in equity

	Attributable to owners
	Share capital	Additional paid-in capital	Other reserves	Foreign currency translation reserve	Accumulated deficit	Total
	$’000	$’000	$’000	$’000	$’000	$’000
	Note 16	Note 16	Note 16	Note 16
At January 1, 2023	1,301	291,448	2,595	(13,035)	(32,493)	249,816
Loss for the year	—	—	—	—	(35,587)	(35,587)
Other comprehensive (loss)/income	—	—	(95)	2,528	—	2,433
Total comprehensive (loss)/income for the year	—	—	(95)	2,528	(35,587)	(33,154)
Share-based compensation expense	—	—	2,291	—	—	2,291
Share option exercises	—	15	(140)	—	140	15
Total transactions with owners	—	15	2,151	—	140	2,306
At December 31, 2023	1,301	291,463	4,651	(10,507)	(67,940)	218,968

At January 1, 2024	1,301	291,463	4,651	(10,507)	(67,940)	218,968
Loss for the year	—	—	—	—	(38,961)	(38,961)
Other comprehensive loss	—	—	(173)	(2,054)	—	(2,227)
Total comprehensive loss for the year	—	—	(173)	(2,054)	(38,961)	(41,188)
Share-based compensation expense	—	—	1,171	—	—	1,171
Transfer of share options	—	—	(455)	—	455	—
Total transactions with owners	—	—	716	—	455	1,171
At December 31, 2024	1,301	291,463	5,194	(12,561)	(106,446)	178,951

At January 1, 2025	1,301	291,463	5,194	(12,561)	(106,446)	178,951
Loss for the year	—	—	—	—	(48,258)	(48,258)
Other comprehensive (loss)/income	—	—	(127)	785	—	658
Total comprehensive (loss)/income for the year	—	—	(127)	785	(48,258)	(47,600)
Share-based compensation expense	—	—	8,504	—	—	8,504
Transfer of share options	—	—	(269)	—	269	—
Share option exercises	—	—	(10)	—	10	—
Issue of share capital	250	139,598	—	—	—	139,848
Total transactions with owners	250	139,598	8,225	—	279	148,352
At December 31, 2025	1,551	431,061	13,292	(11,776)	(154,425)	279,703

The accompanying notes to the consolidated financial statements are an integral part of these consolidated financial statements.

GH RESEARCH PLC
Consolidated statement of cash flows

		Year ended December 31,
		2025	2024	2023
	Note	$’000	$’000	$’000
Cash flows from operating activities
Loss for the year		(48,258)	(38,961)	(35,587)
Depreciation	11	335	315	315
Share-based compensation expense	18	8,504	1,171	2,291
Finance income	5	(11,128)	(9,873)	(8,978)
Finance expense	5	463	717	723
Movement of expected credit loss	10	(42)	(66)	(1)
Foreign exchange (gain)/loss	19	(1,753)	(2,129)	2,621
Movement in working capital		(3,094)	188	1,645
Cash flows used in operating activities		(54,973)	(48,638)	(36,971)
Finance expense paid		(639)	(723)	(648)
Finance income received		12,060	7,076	4,283
Net cash used in operating activities		(43,552)	(42,285)	(33,336)

Cash flows from/(used in) investing activities
Purchase of property, plant and equipment	11	(121)	(49)	(100)
Purchase of other financial assets	8	—	—	(54,000)
Proceeds from sale of other financial asset	8	19,585	38,000	—
Proceeds from redemptions and disposals of marketable securities	10	26,708	27,184	—
Cash flows from/(used in) investing activities		46,172	65,135	(54,100)

Cash flows from/(used in) financing activities
Payment of lease liability	15	(197)	(304)	(219)
Proceeds from equity public offering	16	150,000	—	—
Transaction costs from equity public offering	16	(10,152)	—	—
Proceeds from share issuances	16	—	—	15
Net cash flows from/(used in) financing activities		139,651	(304)	(204)

Net increase/(decrease) in cash and cash equivalents		142,271	22,546	(87,640)
Cash and cash equivalents at the beginning of the year		100,791	78,420	165,955
Impact of foreign exchange on cash and cash equivalents		3,189	(175)	105
Cash and cash equivalents at the end of the year		246,251	100,791	78,420

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

These consolidated financial statements were presented to the Board of Directors and approved by them for issue on March 5, 2026.

2. Basis of preparation, significant judgments, and accounting policies

Basis of preparation

Compliance with IFRS Accounting Standards

The consolidated financial statements for the year ended December 31, 2025, have been prepared in accordance with IFRS Accounting Standards as adopted by the International Accounting Standards Board (“IASB”). These consolidated financial statements are presented in U.S. dollar (“USD” or “$”), which is the Company’s functional currency and the Group’s presentation currency. The financial statements have been prepared under the historical cost convention aside from the measurement at fair value of all investments in money market funds and marketable securities and the measurement of share-based payments at initial date of award.

The financial information presented in this report does not represent full statutory accounts as defined by the Companies Act 2014. The statutory accounts of GH Research PLC for the year ended December 31, 2025, are expected to be filed with the Companies Registration Office by November 26, 2026.

New and amended IFRS Accounting Standards

There are no new IFRS Accounting Standards, amendments to standards or interpretations that are mandatory for the financial year beginning on January 1, 2025, that are relevant to the Group and that have had any material impact on the consolidated financial statements. The review of the impact of new standards on the Group’s financial statements which are not yet effective and which have not been early adopted by the Group is ongoing. This includes the recently issued IFRS 18 “Presentation and Disclosure in Financial Statements”. IFRS 18 will replace IAS 1 “Presentation of financial statements”, introducing new requirements that will help to achieve comparability of the financial performance of similar entities and provide more relevant information and transparency to users. Management is currently assessing the detailed implications of applying the new standard on the Group’s financial statements.

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

Since its incorporation, the Group has funded its growth through capital increases. The Group has no bank loans or other debt outstanding, except lease liabilities, as of December 31, 2025. As a result, the Group is not exposed to liquidity risk through requests for early repayment of loans.

As of December 31, 2025, the Group’s cash and cash equivalents amounted to $246.3 million (December 31, 2024: $100.8 million). The Group also held marketable securities of $34.5 million and other financial assets of $nil as of December 31, 2025 (December 31, 2024: marketable securities of $62.4 million and other financial assets of $19.4 million). The Group’s marketable securities are quoted in active markets and are an additional source of liquidity.

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

Functional currency

As explained in this Note and in Note 19, the functional currency of the subsidiary, GH Research Ireland Limited, is euro. Judgment was applied in the determination that euro was the appropriate functional currency of the subsidiary. The principal consideration supporting this decision was made by reference to the current activities the subsidiary undertakes which is the execution of clinical trials for which the costs are primarily in euro. Judgment was also applied in the determination that the U.S. dollar is the functional currency of the parent company with the principal considerations being that most of the expenses incurred and all funding raised are in U.S. dollars.

Share-based compensation expense

In preparing the share based-compensation expense in prior periods, the expected volatility assumption was based on selected volatility determined by median values observed among other comparable public companies.

In preparing the share-based compensation expense for these consolidated financial statements, the Group has used a blended rate taking into account its own historical volatility alongside other comparable public companies. This change has been made due to the historical share price information now available for the Group. Judgment has been applied, for all periods presented, in the selection of comparable public companies and of the relevant period of observation used to determine the values.

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

Deferred tax balances and the valuation of tax operating losses

During the period from incorporation of GH Research Ireland Limited to December 31, 2025, the Group has incurred losses, which are a potential benefit in the event that the Group reports a taxable profit in the future. In preparing these financial statements, the Group has assessed that the likelihood of a taxable profit is currently not sufficiently certain for these potential benefits to be recognized as a deferred tax asset. This assessment is based on the status of the research into the Group’s principal investigational product and the significant challenges that remain before operating profits can be assured (refer to Note 7, “Deferred income taxes”).

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

During the year ended December 31, 2025, $3.4 million relating to the research and development tax credit has been recognized (2024: $2.6 million). Included in this amount is an estimate of the claim for the year ended December 31, 2025 (2024: estimate relating to a component of the claim for the year ended December 31, 2024, as reasonable assurance on the remaining components of that claim had not been achieved at that date).

A portion of the research and development tax credit claimed remains unrecognized at December 31, 2025, as management has assessed that some uncertainty remains and therefore, reasonable assurance has not been achieved. Reasonable assurance is achieved using internal experience, judgment and assistance from our professional advisors. If the portion of the research and development tax credit which remains unrecognized at December 31, 2025, increased or decreased by 5%, this would not have a material impact on the financial statements.

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

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are retranslated at the consolidated statement of financial position date. On consolidation, the subsidiary’s assets and liabilities are translated to the Group’s presentation currency and the resulting foreign currency difference goes through the foreign currency translation reserve.

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

Financial assets

A financial asset is recognized in the statement of financial position when the Group becomes a party to its contractual provisions. At initial recognition, a financial asset is measured at fair value, adjusted for directly attributable transaction costs, with the exception of financial assets at fair value through profit and loss (“FVTPL”), which are measured at fair value and is assigned one of the following classifications for the purpose of subsequent measurement:

•	financial asset at amortized cost;

•	financial asset at fair value through other comprehensive income (“FVOCI”); or

•	financial asset at FVTPL.

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

Estimated Useful Life
Equipment	3 years

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

Share capital and additional paid-in capital

Share capital

Share capital represents the nominal value of outstanding shares (see Note 16, “Share capital and reserves”).

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

3. Expenses by nature

The following table provides the consolidated statement of comprehensive loss classification of our expense by nature:

	Year ended December 31,
	2025	2024	2023
	$’000	$’000	$’000
Research and development
External research and development expenses (1)	26,178	27,800	23,050
Employee expenses (2) (5)	12,587	7,216	6,771
Total research and development expenses (3)	38,765	35,016	29,821

General and administrative
External costs	12,956	10,182	7,692
Employee expenses (4) (5)	8,695	4,820	3,429
Depreciation	302	294	280
Total general and administrative expenses	21,953	15,296	11,401
Total operating expenses	60,718	50,312	41,222

(1) Includes depreciation expense, see Note 11 “Property, Plant and Equipment”.

(2) Included in employee expenses is share-based compensation expense of $3.9 million, $0.5 million and $1.4 million for the years ended December 31, 2025, 2024 and 2023, respectively, relating to employees in the research and development department.

(3) Depreciation and other expenses have been reclassified to external research and development expenses for all periods presented as it provides more relevant information.

(4) Included in employee expenses is share-based compensation expense of $4.6 million, $0.7 million and $0.9 million for the years ended December 31, 2025, 2024 and 2023, respectively, relating to employees in the general and administrative department.

(5) Includes termination expenses incurred.

4. Employee expenses

	Year ended December 31,
	2025	2024	2023
	$’000	$’000	$’000
Salary and related expenses	11,600	10,025	7,219
Social security costs	1,178	840	690
Share based compensation expense	8,504	1,171	2,291
	21,282	12,036	10,200

Information relating to the Share Option Plan is set out in Note 18 “Share-based compensation”. During the year ended December 31, 2025, $0.6 million was recognized as an expense relating to defined contribution pension plans (2024: $0.3 million, 2023: $0.1 million).

5. Finance income and expense

	Year ended December 31,
	2025	2024	2023
	$’000	$’000	$’000
Finance income
Finance income on cash, cash equivalents and other financial assets	2,625	2,628	1,890
Gain on cash equivalents and other financial assets at FVTPL	6,046	3,598	2,950
Interest income under effective interest rate method at FVOCI	2,457	3,647	4,138
Finance income	11,128	9,873	8,978

Finance expense
Finance expense on investments	(428)	(669)	(660)
Finance expense on lease liability	(35)	(48)	(63)
Finance expense	(463)	(717)	(723)

6. Income tax

The Group’s expected tax charge/(credit) of $nil for each year is based on the applicable tax rate in Ireland and reconciles to the actual tax charge/(credit) as follows:

	Year ended December 31,
	2025	2024	2023
	$’000	$’000	$’000
Loss before tax	48,258	38,961	35,587
Tax credit calculated at the domestic tax rate 12.5%	(6,032)	(4,870)	(4,448)
Tax effects of:
Losses for which no deferred tax asset was recognized	6,029	4,027	4,200
Income taxable at a higher rate of tax	583	1,594	118
Other permanent differences	(580)	(751)	130
Tax charge/(credit)	—	—	—

7. Deferred income taxes

At December 31, 2025, the Group had unused tax losses of $179.7 million (2024: $102.8 million). Deferred tax assets have not been recognized in respect of these losses because it is not sufficiently certain that the Group will generate sufficient taxable profits to be able to utilize these loss carry-forwards.

The Group held investments in money market funds and marketable securities during the year ended December 31, 2025. The Group’s net deferred tax position as of December 31, 2025, was $nil. A deferred tax liability of $0.2 million (2024: $1.1 million) has been recognized in respect of potential future liabilities arising on realisation of these investments. Offsetting this deferred tax liability, was a deferred tax asset of $0.2 million (2024: $1.1 million) in respect of losses that can be used against potential future liabilities arising on realisation of these investments.

8. Cash and cash equivalents

	Year ended December 31,
	2025	2024
	$’000	$’000
Cash at bank and in hand	30,972	28,577
Cash equivalents	215,279	72,214
	246,251	100,791

During the year ended December 31, 2025, proceeds of $19.6 million (2024: $38.0 million) were received from the sale of other financial assets which were used to fund operating activities of the Group.

9. Other current assets

	Year ended December 31,
	2025	2024
	$’000	$’000
Prepaid expenses	3,973	3,169
VAT receivable	137	150
Other receivables	1,158	1,582
	5,268	4,901

At December 31, 2025, other receivables primarily represents research and development tax receivable.

10. Marketable securities

	Year ended December 31,
	2025	2024
Fair value	$’000	$’000
At January 1	62,446	88,667
Accrued interest	2,457	3,647
Interest received	(620)	(974)
Redemptions and disposals of marketable securities	(29,741)	(28,787)
Revaluation adjustment	(85)	(107)
At December 31	34,457	62,446

Marketable securities had a fair value of $34.5 million at December 31, 2025 (2024: $62.4 million). During the year ended December 31, 2025, proceeds of $29.7 million were received from the redemption and disposal of marketable securities, which includes accrued interest. The impairment loss allowance for expected credit loss (“ECL”) at the reporting date was $12 thousand (2024: $0.1 million). The overall movement through OCI is shown in the table below.

	Year ended December 31,
	2025	2024	2023
	$’000	$’000	$’000
Revaluation adjustments	(85)	(107)	(94)
Movement of ECL on assets measured at FVOCI	(42)	(66)	(1)
Movement on marketable securities through OCI	(127)	(173)	(95)

Marketable securities at FVOCI have stated interest rates of 0.63% to 2.60% (2024: 0.25% to 3.35%) and mature within the next year.

11. Property, plant and equipment

	Equipment $’000	ROU Assets $’000	Total $’000
Cost
At January 1, 2024	224	1,198	1,422
Additions	49	—	49
Exchange difference	(16)	(72)	(88)
At December 31, 2024	257	1,126	1,383

Accumulated Depreciation
At January 1, 2024	101	252	353
Charge for the year	68	247	315
Exchange difference	(8)	(25)	(33)
At December 31, 2024	161	474	635

Net Book Amount
At December 31, 2024	96	652	748

Cost
At January 1, 2025	257	1,126	1,383
Additions	121	—	121
Exchange difference	31	148	179
At December 31, 2025	409	1,274	1,683

Accumulated Depreciation
At January 1, 2025	161	474	635
Charge for the year	77	258	335
Exchange difference	21	72	93
At December 31, 2025	259	804	1,063

Net Book Amount
At December 31, 2025	150	470	620

Depreciation expense of $33 thousand (2024: $21 thousand, 2023: $35 thousand) has been charged in research and development expenses and $0.3 million (2024: $0.3 million, 2023: $0.3 million) in general and administration expenses.

12.    Other non-current assets

Other non-current assets represent research and development tax credit receivable.

13. Trade payables

Trade payables primarily represents amounts incurred for the provision of manufacturing, research and consulting services and legal and professional fees, which are outstanding at the end of the year. Trade payables are due to be settled at different times within 12 months.

14. Other current liabilities

	Year ended December 31,
	2025	2024
	$’000	$’000
Accruals	3,340	3,868
Social security payable	495	385
Other liabilities	407	704
	4,242	4,957

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

At December 31, 2025, the Group’s lease liability was $0.5 million (2024: $0.6 million). Interest expense of $35 thousand was recognized on lease liabilities in the year ended December 31, 2025 (2024: $48 thousand). The following table sets out the maturity analysis of lease payments, on an undiscounted basis.

	Year ended December 31,
	2025	2024
	$’000	$’000
Less than one year	383	271
One to two years	153	271
Two to three years	—	135
Total undiscounted lease payable	536	677

Lease expenses for short-term leases were $30 thousand for the year ended December 31, 2025 (2024: $29 thousand, 2023: $0.1 million).

16. Share capital and reserves

Share capital

Issued and fully paid shares:

	Number of outstanding shares	Share capital	Additional paid-in capital
		$’000	$’000
At December 31, 2023	52,028,145	1,301	291,463
At December 31, 2024	52,028,145	1,301	291,463
Share issue from public offering	10,000,000	250	139,598
Share option exercises (Note 18)	1,250	—	—
At December 31, 2025	62,029,395	1,551	431,061

The authorized share capital of GH Research PLC is 40,000,000,000 ordinary shares of nominal value $0.025 each as of December 31, 2025.

On February 6, 2025, the Company completed a public offering on Nasdaq in which it issued and sold an aggregate of 10,000,000 ordinary shares at $15.00 per share. The net proceeds of the public offering were $139.8 million, after deducting underwriting discounts and directly attributable transaction costs of $10.2 million.

Dividend

No dividends were declared or paid during the year (2024: $nil; 2023: $nil).

Reserves

Other reserves of $13.3 million as of December 31, 2025 (2024: $5.2 million) comprises amounts expensed in the consolidated statement of comprehensive loss in connection with awards made under the Share Option Plan (see Note 18, “Share-based compensation”) and fair value movement on marketable securities (see Note 10, “Marketable securities”).

Foreign currency translation reserve of $11.8 million as of December 31, 2025 (2024: $12.6 million) consists of the cumulative currency translation adjustment in respect of GH Research Ireland Limited whose functional currency is euro. The translation adjustments arise from the retranslation of the results of such operations from the average exchange rate for the year to the exchange rate at the statement of financial position date as well as the retranslation of the subsidiary’s applicable assets and liabilities.

17. Contingencies

As of December 31, 2025, there were no material contingencies which required adjustment to or disclosure in the consolidated financial statements (2024: none).

18. Share-based compensation

Share Options

In June 2021, the Company adopted a share option plan referred to herein as the Share Option Plan under which grants of options are made to eligible participants. The Company initially reserved 1,202,734 ordinary shares for future issuance under the Share Option Plan, which includes ordinary shares pursuant to share-based equity awards issued to date. As of December 31, 2025, the total number of ordinary shares which may be issued under the Share Option Plan was 3,721,251 and the Company has 1,117,791 ordinary shares available for the future issuance of share-based equity awards (2024: 325,861 shares, 2023: 404,718 shares).

Under the Share Option Plan, the options may be settled only in ordinary shares of the Company. Therefore, the grants of share options under the Share Option Plan have been accounted for as equity-settled under IFRS 2. As such, the Company records a charge for the vested portion of award grants and for partially earned but non-vested portion of award grants.

During the year ended December 31, 2025, the Company granted the option to purchase 770,251 ordinary shares (2024: 1,320,120 shares, 2023: 440,719 shares), respectively, which were in line with the general terms of the Share Option Plan. Of the share options granted during the year, 494,001 were granted to members of key management of the Group (2024: 1,043,120). The terms of the 770,251 share options granted during the year ended December 31, 2025, are described below:

•
261,250 share options were granted which vest 25% on the first anniversary of the date of grant, and thereafter evenly on a monthly basis over the subsequent three years and are subject to a two-year service condition. The contractual term (expiration) of these share options is eight years from the grant date with an exercise price of the closing market price on the day prior to the grant.

•
14,001 share options were granted which vested on the date of grant and are subject to a two-year service condition. The contractual term (expiration) of these share options is seven years from the grant date with an exercise price of $0.025.(1)

•
495,000 share options were granted which vest 25% on the first anniversary of the date of grant, and thereafter evenly on a monthly basis over the subsequent three years. The contractual term (expiration) of these share options is seven years from the grant date with an exercise price of $0.025. (1)

(1) Includes grants to members of key management of the Group.

The following table summarizes the share option awards outstanding as of December 31, 2025, 2024 and 2023:

	Average exercise price per share in USD	Number of awards	Weighted average remaining life in years
At December 31, 2022	15.32	461,596	7.14
Granted	5.41	440,719	7.05
Forfeited/Expired	12.02	(104,299)	6.77
Exercised	2.05	(7,296)	5.74
At December 31, 2023	10.35	790,720	6.57
Granted	1.37	1,320,120	6.98
Forfeited/Expired	10.85	(241,293)	6.05
At December 31, 2024	3.95	1,869,547	6.56
Granted	4.12	770,251	6.74
Forfeited/Expired	11.69	(43,634)	5.65
Exercised(1)	0.03	(1,250)	4.83
At December 31, 2025(2)	3.87	2,594,914	5.91

(1) The weighted average share price of share options exercised was $10.73
(2) 701,582 of the awards outstanding as of December 31, 2025 were exercisable (2024: 213,243, 2023: 112,244).

The weighted average grant date fair value of awards granted during the year ended December 31, 2025 was $10.43 (2024: $8.70, 2023: $7.72) per award.
The fair values of the options granted were determined on the date of the grant using the Black-Scholes option-pricing model.

The fair values of the options granted during the years ended December 31, 2025, 2024 and 2023 were determined on the date of the grant using the following assumptions:

	Year ended December 31, 2025	Year ended December 31, 2024	Year ended December 31, 2023
Share price, in USD	7.91 – 16.49	5.80 – 14.81	5.32 – 13.15
Strike price, in USD (weighted average)	4.12	1.37	5.41
Expected volatility	83% — 93%	85% — 94%	83% — 88%
Award life (weighted average)	5.65	5.55	5.6
Expected dividends	—	—	—
Risk-free interest rate	3.66% — 4.47%	3.54% — 4.52%	3.50% — 4.77%

As explained in Note 2 “Basis of preparation, significant judgments, and accounting policies”, the expected volatility for the year ended December 31, 2025, is based on a blended rate of historical volatility observed among other comparable public companies and the Company’s own historical volatility. The expected volatility for the year ended December 31, 2024, was based on selected volatility determined by median values observed among other comparable public companies.

The award life is based on the time interval between the date of grant and the date during the life of the share option after which, when making the grant, the Company expected on average that participants would exercise their options.

As of December 31, 2025, Other Reserves within equity includes $13.1 million (December 31, 2024, $4.9 million) relating to the Group’s Share Option Plan. Balances which relate to forfeited awards which had previously vested are transferred from Other Reserves to Accumulated Deficit. The amount of expense for all awards recognized for services received during the year ended December 31, 2025 was $8.5 million (2024: $1.2 million, 2023: $2.3 million).

19. Financial risk management

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

Foreign exchange risk

The Group operates internationally and is exposed to foreign exchange risk arising from various currency exposures, primarily with respect to the U.S. dollar, euro and pounds sterling. Transaction exposure arises because the amount of local currency paid or received in transactions denominated in foreign currencies may vary due to changes in exchange rates. Foreign exchange risk arises from:

●	forecast expenses denominated in a currency other than the entity’s functional currency; and

●	recognized assets and liabilities denominated in a currency other than the entity’s functional currency.

The Group’s cash, cash equivalents and other financial assets are denominated in the following currencies:

	2025	2025	2024	2024
	Local Currency ‘000	$’000	Local Currency ‘000	$’000
In USD	165,814	165,814	119,363	119,363
In Euro	56,208	66,045	723	752
In GBP	10,688	14,392	50	63
		246,251		120,178

The Group is exposed to foreign exchange risk in respect of cash and cash equivalents which are held in a currency other than the entity’s functional currency. The Group is also exposed to foreign exchange risk in respect of its subsidiary as its functional currency is euro. Accordingly, future changes in exchange rates will expose the Group to currency gains or losses that will impact the reported amounts of assets, liabilities, income and expenses and the impact could be material.

For the year ended December 31, 2025, the Group recognized a foreign exchange gain of $1.8 million (2024: gain of $2.1 million, 2023: loss of $2.6 million). The foreign exchange gain primarily relates to the Group’s foreign currency holdings of cash, cash equivalents and other financial assets and the associated strengthening and weakening of those foreign currencies throughout the year. In the year ended December 31, 2024, the foreign exchange gain primarily related to the U.S. dollar cash and other financial assets holding of its subsidiary and the associated strengthening of the U.S. dollar. At December 31, 2025, if foreign currency exchange rates had strengthened/weakened by 10% against the U.S. dollar, with all other variables held constant, the loss before tax for the year would have been $8.0 million higher/lower (2024: $2.3 million higher/lower).

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

Credit risk

The Group is exposed to credit risk on our cash, cash equivalents and marketable securities. The Group’s cash balance is maintained with well-established, highly rated financial institutions. As of December 31, 2025, the cash balance is held at three banks that have a minimum S&P’s credit rating of A-. At December 31, 2025, the amount reflected in the statement of financial position for cash and cash equivalents represents the Group’s maximum exposure to credit risk for these instruments.

At December 31, 2025, the Group holds investments in investment grade bonds and in money market funds (“the Portfolio”). These investments are exposed to credit risk in the event of default of the counterparty. The Group does not invest in equity instruments or derivatives and none of the bonds are individually above 3% of the value of the Portfolio.

The Group’s marketable securities, measured at FVOCI, are subject to the expected credit loss model. The Group provides for expected credit losses as prescribed by IFRS 9 for its assets held at FVOCI. The expected credit loss model under IFRS 9 requires the calculation of “12 month expected credit losses” for financial assets. Those are the losses based on defaults which are possible within 12 months of the reporting date. This is required unless the asset is not considered to be of low credit risk at the reporting date and is deemed to have had a significant increase in credit risk since initial recognition. If that is the case, lifetime expected credit losses should be recorded. Management considers low credit risk for existing marketable securities to be an investment grade credit rating with at least one major rating agency. Assets held at FVOCI are considered to have low credit risk when they have a low risk of default and the issuer has a strong capacity to meet its contractual cash flow obligations in the short term. The Group’s current policy is to invest primarily in investment grade securities. After a downgrade, compliance with this restriction is restored in a timely manner. The credit risk for the Group’s marketable securities is considered to be low as of December 31, 2025. The impairment allowance recognized during the period was calculated based on 12 month expected credit losses and reconciles to the opening impairment allowance as follows:

	Year ended December 31,
	2025	2024
	$’000	$’000
Opening impairment allowance	54	120
Movement in impairment allowance during the year	(42)	(66)
Closing impairment allowance	12	54

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
As of December 31, 2025, if interest rates had increased / decreased by 50 basis points, with all other variables held constant, the Group’s total comprehensive loss would have been $0.1 million higher / lower (2024: $0.3 million higher / lower), due to the movement in the fair value of the Group’s marketable securities.
Liquidity risk
Liquidity risk is the risk that the Group may not be able to generate sufficient cash resources to settle its obligations in full as they fall due or can do so only on terms that are materially disadvantageous. Prudent liquidity risk management implies maintaining sufficient cash to cover working capital requirements. Cash is monitored by the Group’s management.

Funding and liquidity risks are reviewed regularly by the Board of Directors and management. The Group funds its capital requirements through capital raising. All financial liabilities, aside from lease liabilities as included in Note 15 “Leases”, are due within one year from the balance sheet date.

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

Fair value estimation

The carrying amount is considered to be a reasonable approximation of fair value for the following financial assets and liabilities:
●	Cash

●	Other current assets; and

●	Trade payables and other current liabilities.

The following table shows the carrying amounts and fair values of financial assets. The table does not include fair value information for financial assets or financial liabilities not measured at fair value if the carrying amount is a reasonable approximation of fair value.

	Carrying amount
	2025	2025	2024	2024
	FVOCI $’000	FVTPL $’000	FVOCI $’000	FVTPL $’000
Financial assets measured at fair value
Marketable securities	34,457	—	62,446	—
Cash equivalents	—	215,279	—	72,214
Other financial assets	—	—	—	19,387
	34,457	215,279	62,446	91,601

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

Fair value – share-based compensation

Fair values must be estimated on an ongoing basis with regard to awards under the Share Option Plan. The approach to valuation follows the grant date fair value principle and the key input factors are described for the share-based compensation awards in Note 18, “Share-based compensation”.

20. Related party disclosures

There have been no transactions with related parties, other than share options granted to members of key management, in the year ended December 31, 2025, that had a material effect on the financial position or performance of the Group (2024: none). For further information, see Note 18 “Share-based compensation”.

Key Management Compensation
Key management are those persons who have the authority and responsibility for planning, directing and controlling the activities of the Group. Key management is comprised of executive officers and the Board of Directors who served during the reporting period.

	Year ended December 31,
	2025	2024	2023
	$’000	$’000	$’000
Salary and related expenses	1,622	1,870	1,421
Pension contributions	85	61	-
Share-based compensation expense	7,444	1,227	590
Other compensation	-	260	-
	9,151	3,418	2,011

21. Loss per share

The basic loss per share is calculated by dividing the loss for the year attributable to shareholders by the weighted average number of shares in issue during the financial year as follows:

		Year ended December 31,
	2025	2024	2023
Loss attributable to shareholders (in $’000)	(48,258)	(38,961)	(35,587)
Weighted average number of shares in issue	61,042,621	52,028,145	52,022,588
Basic and diluted loss per share (in USD)	(0.79)	(0.75)	(0.68)

For the years ended December 31, 2025, 2024 and 2023, basic and diluted loss per share are calculated on the weighted average number of shares issued and outstanding and exclude shares to be issued under the Share Option Plan, as the effect of including those shares would be anti-dilutive.

22. Events after the reporting date

There were no events after the reporting date requiring disclosure in the Group’s consolidated financial statements.